Exhibit 99



POWERING PROGRESS TOGETHER

Integrated Annual Report 2024-25

Powering Progress Together

Banking today is more than managing money — it's about fulfilling aspirations, and shaping futures. At HDFC Bank, we see ourselves not just as custodians of capital but as partners in progress for individuals, businesses, and communities alike. We aim to simplify complexities, unlock opportunities and help dreams take flight. Our ability to evolve with changing times—powered by innovation, a strong performance culture and a deep sense of responsibility—has made us a trusted ally in the everyday lives of millions across India.





We believe in creating long-term, holistic value for all stakeholders. Whether it's helping individuals realise their financial aspirations, enabling entrepreneurs to expand their businesses, supporting underprivileged communities through impactful initiatives or contributing meaningfully to India's socio-economic growth—our role goes far beyond traditional banking. We are deeply committed to being a partner in progress both for our customers and for the nation.

Opportunity Meets Execution

One of our key strengths lies in identifying high-potential opportunities and capitalising on them through execution. With a robust and well-integrated physical and digital infrastructure we are able to extend top-tier banking services across the length and breadth of the country—from urban hubs to remote rural locations. This reach, combined with our in-depth understanding of the market, has enabled us to scale sustainably. Our performance reflects this strength—consistent growth in our balance sheet and profitability, underpinned by prudent risk management and a best-in-class asset quality.

The Power of the Group

The successful merger of HDFC Limited with and into HDFC Bank, has been a transformative milestone creating a stronger financial services entity. Through this integration, we have acquired a trusted and widely recognised home loan product, along with other subsidiaries such as HDFC Life Insurance Company Ltd, HDFC ERGO General Insurance Company Ltd and HDFC Asset Management Company. This enables us to serve customers more comprehensively across their financial lifecycle. The Bank now has enhanced cross-selling opportunities, giving it the ability to offer end-to-end financial solutions under one roof. This enables us to redefine customer convenience and strengthen our market position.

Banking for Indians

Our extensive portfolio encompasses a wide range of offerings—from personal loans, credit cards and mortgages for individuals to working capital, trade finance, and cash management solutions for MSMEs and emerging corporates. Whether in metros, semi-urban towns or rural heartlands, we serve customers at every stage of their financial journey.

Digital First, Customer Always

In an era of digital disruption, our focus is on making banking seamless, intuitive and personal. We leverage data analytics, AI and automation to offer personalised services, improve response times and ensure 24x7 connectivity. This relentless focus on digital innovation enhances operational efficiency while deepening customer engagement and loyalty.

Driving Social Impact through Parivartan

Our commitment to inclusive development is embodied in our CSR initiative—Parivartan, which means 'Transformation'. Through Parivartan, we are creating lasting impact in six important areas: Rural Development, Promotion of Education, Skill Development & Livelihood Enhancement, Healthcare & Hygiene, Financial Literacy & Inclusion and Natural Resource Management. These initiatives aim to empower communities, foster self-reliance and contribute to equitable societal progress.

Growing with our People

We recognise that our people are our greatest strength. At HDFC Bank, we foster a culture of inclusivity, respect and meritocracy. We are focused on creating an environment where every employee is encouraged to grow, thrive and contribute meaningfully. From leadership development to bridging the gender gap, we are committed to building a workplace that champions diversity, nurtures talent and inspires excellence.

Sustainability: A Core Commitment

Sustainability is a core value of the Bank. Integrating ESG factors into our credit appraisal and due diligence processes is a priority. Our goal is clear: To become carbon-neutral in our operations by FY32. Through enhanced disclosures, transparent reporting and proactive initiatives, we continue to strengthen our sustainability framework year after year.

Governance Anchored in Trust

Even as we pursue ambitious growth, we remain firmly anchored in our principles of integrity and accountability. Our governance practices are aligned with the highest standards, ensuring compliance, risk mitigation and robust internal controls. This strong governance framework underpins our efforts to generate sustainable value for all our stakeholders.

Partnering India's Journey Forward

As India positions itself as major global player, the role of Banking has perhaps never been more critical. HDFC Bank is playing its part through financial innovation, strategic partnerships, fostering digital inclusion, and creating sustainable social impact. We are proud of the opportunity of contributing to India's progress.

What's Inside

Wholesale Banking

Retail Banking

Treasury



Online version of the report can be accessed here

Our Performance

Balance Sheet Size (₹ Cr)

39,10,199

8.1%

39,10,199

36,17,623

Profit After Tax (₹ Cr)

67,347

10.7%

67,347

60,812

Earnings Per Share (₹)

88.3

2.9%

88.3

85.8

Deposits (₹ Cr)

27,14,715

14.1%

27,14,715

23,79,786

Advances (₹ Cr)

26,19,609

5.4%

26,19,609

24,84,862

Return on Equity (%)

14.6

14.6

16.1

Dividend Per Share (₹)

22.0^

22.0

19.5

Return on Assets (Average) (%)

1.91

1.91

1.98

Cost to Income Ratio (%)

40.5

40.5

40.2

Note: The results for the year ended March 31, 2025 include the operations of HDFC Limited and its subsidiaries (which became subsidiaries of the Bank on amalgamation) effective from July 01, 2023 and hence are not comparable with results for the year ended March 31, 2024.

YoY FY25 FY24 ^Proposed



ABOUT THE REPORT

The Integrated Annual Report for FY 2024-25 reflects HDFC Bank's (referred to as 'We', 'Us', or 'the Bank') commitment to create meaningful value for a diverse array of stakeholders including customers, shareholders, investors, regulators, employees, and society at large. Beyond financial metrics, the report explores non-financial performance, strategic priorities, and sustainability efforts of the Bank. It provides insights into HDFC Bank's wholistic value creation model, operational landscape, stakeholder concerns, strategic and ESG pillars, and corporate governance framework. These aspects are underpinned by a robust risk management framework integral to the Bank's operations. As we near 2 years since the merger, this report captures HDFC Bank's journey of progress in integration and growth. It highlights how synergies have supported expansion supported by the Bank's focus on a stable and cohesive culture. Through collaboration and innovation, HDFC Bank continues to drive sustainable progress endeavouring to make a lasting impact on all those it serves.

Reporting Principles and Framework

The financial information presented in this report is in line with the requirements of

– The Companies Act, 2013 (including the rules made thereunder)

– The Companies (Accounting Standards) Rules, 2021

– The Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015

– The Banking Regulation Act, 1949 and other relevant RBI regulations

The report has been prepared in alignment with the <IR> framework prescribed by the IFRS Foundation

and also contains disclosures with reference to Global Reporting Initiative (GRI) Standards (2021), Task Force on Climate related Financial Disclosures (TCFD), Business Responsibility and Sustainability Report (BRSR) and United Nations Sustainable Development Goals (UN SDGs).

There are no restatements of information provided in the integrated report during the reporting year.

Materiality and Scope

This report includes information which is material to all stakeholders of the Bank and provides an overview of its business and related activities. The report discloses matters that substantially impact or affect the Bank's ability to create value and could influence decisions of providers of financial capital. In FY23, the material matters thus identified were reviewed and refreshed to integrate the concept of double materiality in accordance with GRI Standards 2021. For GRI topics and relevant disclosures, please refer to the GRI Content Index, provided in the report. During the year, we conducted an internal reassessment of the material topics identified in the previously and reaffirmed their continued relevance. This evaluation considered our operational context, including regulatory compliances, evolving industry trends, and our risk landscape.

Read more on Pg. 60

Reporting Boundary

The non-financial information in this report covers the activities and progress of the Bank on a standalone basis. It covers information pertaining to the period from April 1, 2024, to March 31, 2025. The last report was published for the period April 1, 2023 - March 31, 2024. The Integrated Report for FY 2023-24 can be accessed here.

Assurance Statement

Reasonable assurance on BRSR Core KPIs and limited assurance on the select indicators in the BRSR & Integrated Annual Report respectively has been provided by SGS India Pvt. Ltd. as per the SEBI guidelines in accordance with the ISAE 3000 (Revised), GHG Protocol and ISAE 3410 Standards. The assurance reports attached in the report contains details of the subject matter, criteria, procedures performed, and reasonable assurance opinion and limited assurance conclusion, as applicable.

Responsibility Statement

The content of this report has been reviewed by the senior management of the Bank and is reviewed and approved by the Board of Directors to ensure accuracy, completeness and relevance of the information presented in line with the principles and requirements of the Integrated Reporting <IR> Framework.

Governance over Integrated Reporting Process

The FY2024-25 Integrated Annual Report reflects a rigorous organisation-wide process, overseen by the Group Executives and the Board, showcasing the organisation's integrated thinking. The report outlines the Bank's value creation process, considering its operating environment, external factors, and its short, medium, and long-term objective. The report aligns with the Integrated Reporting Framework, its contents detailing the performance of this value creation process. Led by the Group CFO, the report is informed by extensive discussions across various functions and board meetings. After multiple drafts and reviews, the CFO and Senior Management ensure its accuracy before presenting it to the Board of Directors.

Our Purpose

"We exist to help every Indian make better money choices, today and tomorrow"

Integrated thinking and delivering on our purpose

How We Create Value

Short-, medium- and long-term Outlook
↓
Devising our 10 Strategic Pillars
↑
Financial & Non-Financial Targets

Board Committees
↓
Adopting Transparent, Accountable Governance
↑
Leadership team & Senior Management

Business Segments
↓
Our agile, informed and holistic Business model
↑
Key Business Activities

What Impacts Value Creation

Our Operating Context

Dynamic External Environment

Stakeholder Priorities

Risks

 Customer
 Employee
 Community
 Investor
 Government & Regulatory Bodies
 Suppliers

Opportunity

→ Our 14 key Material topics ←

The Value created, preserved or depleted through our business activities across the 6 capitals as per the <IR> framework

Financial Capital

(F)

We ensure consistent shareholder returns through robust financial practices, utilising customer deposits, shareholder equity, retained earnings, and external borrowings.

Manufactured Capital

(M)

Our pan India network of banking outlets, offices, ATMs, and touchpoints, along with strong IT infrastructure and security measures, engages stakeholders and supports growth through financial inclusion initiatives.

Human Capital

(H)

Our people are our greatest asset. Through innovation, collaboration, and inclusivity, we empower their growth and well-being, driving exceptional service and success.

Intellectual Capital

(I)

We leverage innovative technology for operational efficiency and competitive edge, built on deep expertise, agile systems, and the Group's esteemed reputation.

Social & Relationship Capital

(SR)

Building trust-based stakeholder relationships is key to our success. We responsibly contribute to the economy, cultivating long-term relationships with customers, partners, merchants, and the community.

Natural Capital

(N)

We rely on natural resources like energy and water to run our business and deliver services. We manage waste and minimise our environmental impact on climate and ecosystems.

Our Integrated Reporting Process

Integrated Reporting Framework <IR> and other reporting standards

Report Compilation

Risks, Opportunities, Strategy and Performance of the Company

Assurance Model

Validating integrity of the Report

Board and Senior Management Review

Senior Management Sign-off

Integrated Report Approval

Board Approval



Delivering All-round Performance



Strong Financials

₹26,19,609 crore
Advances

₹27,14,715 crore
Deposits

1.33%
Gross NPA

19.6%
Capital Adequacy Ratio

1.91%
Return on Average Assets



Committed to a Sustainable Future

18.69%
Financing towards green and social sectors

3.22%
Share of RE in our electricity mix (Increase from 0.39% in FY24)

₹1,068 crore
CSR Spend on Parivartan projects



Enabling Last-Mile Access

9,455
Branches
(Including 5 overseas branches and 9 DBUs)

15,399
Total Business Correspondents

21,139
Total ATMs + Cash Recycler Machines Network

4,150
Cities & Towns covered

2,35,000+
Villages where Bank is present





Strengthening Human Capital

2,14,521
Total Employees

26.1%
Women in Workforce

1.25+ crore
Learning Hours



Embracing a Digital-first Era

97%
Of all financial transactions enabled through digital channels

3.7 crore+ customer
Engagements (monthly) On HDFC Bank One Platform

99%
Personal Loans Originated Digitally



A Brand Built on Trust and Transparency

$44.96 billion*
Brand Valuation

70
Bottoms Up NPS Score

85th Percentile
S&P Corporate Sustainability Assessment

*As per Kantar BrandZ 2025 Most Valuable Global Brands



A Year of Resilience and Steady Progress



As a Group, we have a much broader responsibility to our stakeholders across the entities.

Dear Stakeholders,

Greetings !

I am pleased to present to you the Integrated Annual Report of the Bank for the Financial Year 2024-25.

External Environment and Performance Resilience

Financial Year 2024–25 was characterised by global recalibration with rapidly shifting monetary policy stances, emerging economic vulnerabilities and persistent geopolitical tensions.

Global GDP growth slowed to 3.3 per cent, tempered by slowing major economies, disruptions and capital flow realignments. The geopolitical tensions, wars in Ukraine and the Middle East persisted, and we also have a dispensation in the US that has a fairly tough stance on tariffs. These developments unsettled supply chains, amplified risk aversion, caused exchange rate volatilities and underscored the continuing inter-dependence of the global economies highlighting the uncertainties of the Global Economic

Order. Global monetary policy in the advanced economies, after periods of tightening, has moved towards policy easing since mid-2024. Trade policies turned restrictive, and levels of public debt remain high in developed economies. The economic outlook for the year ahead is uncertain and muted, in view of the unfolding trade wars. This could further upend trade flows and moderate global growth momentum in merchandise, commodities and services.

The Indian economy, despite global headwinds, has demonstrated great resilience with stable and predictable policy actions in the fiscal and monetary domain that ensured we continue to sustain the growth momentum coming out of the shocks of the preceding years. The economy grew at 6.5 per cent in the fiscal year 2024-25 with inflation moderating to 4.6 per cent, performing under a shifting domestic policy stance that transitioned from a "Withdrawal of Accommodation" to "Accommodative" and back to "Neutral" recently. Our regulator has been proactive in its policy response, with inflation under reasonable control, despite pressures coming in from a sharp depreciation of the rupee. It has rationalised regulatory burden and removed restriction on financial sectors through its policy actions. The national economic policy regime has stepped up to stabilise the economy, adhering to its stated objective of balancing the budget and keeping the fiscal deficit within limits thereby creating space for private players in the credit flow. There has been policy action towards lowering policy rates, enhancing liquidity in the system through reduction in CRR and attempt at ensuring a less volatile exchange rate. It is expected that the economic growth would continue to show momentum, despite the global vulnerabilities, particularly affecting global merchandise trade. We are well positioned to take advantage of the realignments in international trade flows and supply chains that are now unfolding. Looking ahead, the Indian economy is poised to grow 6.5 per cent or even higher, supported by slight upward trend in domestic rural demand on the back of healthy agricultural production, moderation in inflation and tax cuts that can potentially support urban demand. A pick-up in government spending and easing of liquidity with potential lowering of policy rates are expected to give a fillip to private capex which has so far remained muted.

Merged Strengths

Two years back we concluded the merger of HDFC Limited into HDFC Bank, bringing HDFC Limited and diverse financial services entities within the Bank's fold thus transforming the Bank into one of the leading financial institutions of India. The HDFC Bank Group is now a financial conglomerate in the true sense of the term. It now has a sizeable presence in insurance (both life and general), mutual funds, brokerage and alternative investments. FY25 marked the first full year of operations of the combined Group and it now stands strengthened, much bigger in scale, broadened in capability and more unified in purpose. The operational aspects of the integration are now substantially complete. The expansion of home loans across our network, greater choice of Group products to the expanded customer base and a more cohesive branding have contributed to the growth of the Bank, which is at the apex of the Group. As a Group, we have a much broader responsibility to our stakeholders, across the entities.

Financial Performance

The year under review was the first full year after the merger which had resulted in a marked increase in the size of the Bank's balance sheet and a change in its composition. The merger witnessed substantial improvement in the asset quality with durable high-quality assets coming on board. However, it was a merger of two entities that were differently regulated. On the liability side it brought in considerable amount of debt that had to be pared down. Through much of FY25, monetary policy stance was one of "Withdrawal

The HDFC Bank Group is now a financial conglomerate in the true sense of the term. It now has a sizeable presence in insurance (both life and general), mutual funds, brokerage and alternative investments. FY25 marked the first full year of operations of the combined Group and it now stands strengthened, much bigger in scale, broadened in capability and more unified in purpose.

of Accommodation", which constrained system-wide credit growth during the year on account of restricted liquidity. Against this backdrop, the Bank recalibrated its strategy with the objective of increasing the proportion of deposits in the funding mix and reducing the loan to deposit ratio.

Proactive management of the balance sheet, in order to meet regulatory requirements, resulted in deposit growth of 14.1 per cent during the year while advances growth was tempered at 5.4 per cent. Profit After Tax grew by 10.7 per cent to ₹67,347.4 crore in the last financial year and Net Interest Margin stood at 3.48 per cent, reflecting resilience in core income. Gross Non-Performing Assets stood at just 1.33 per cent, reflecting the Bank's unwavering focus on maintaining its asset quality. I am pleased to report that the Board of Directors recommended a dividend of ₹22.0 per equity share of ₹1 for the year ended March 31, 2025, subject to shareholder approval at the forthcoming annual general meeting.

The Bank has a clear roadmap for growth anchored on values that have served the Group well for over four decades. The report covers in considerable detail the Bank's financial performance and its strategy for the future.

Governance

As we navigate the post-merger environment, we remain aware of the enhanced regulatory expectations placed on us as a Domestic Systemically Important Bank (D-SIB) listed on the stock exchanges. In the past financial year, we undertook a significant transformation of our compliance function, reinforcing our commitment to governance, transparency and

As global shifts continue to test institutional resilience, your Bank remains anchored in purpose, core values and discipline.

Our commitment to giving back to the communities where we operate is of utmost importance... Over ten crore people have benefitted through our CSR programmes

regulatory excellence. Internal systems have been recalibrated to ensure full adherence to statutory requirements and transparent reporting. We also continue to invest in technology-led solutions to ensure accuracy, timeliness and accountability across all aspects of regulatory requirements.

In order to address our enhanced stature as a financial conglomerate we have strengthened our oversight on the Group companies, comprising the asset management company, insurance companies, investment advisory company, and the various other entities in the fold, while being mindful of not impeding the independence of the respective entities. We have a dedicated Group Oversight Department which monitors the implementation of the Group Oversight Framework and this function reports into one of the Executive Directors of the Bank. This function also briefs the Board of Directors on critical updates, if any, regarding the Group companies. The Board and its committees endeavour to ensure accountability and responsibility of the senior management in adhering to established principles of Governance.

Customer Experience and Building Technology for the Future

Customer focus and customer satisfaction remains the cornerstone of the Bank's growth strategy. A sharp increase in the number of customers has made us more conscious and focussed on this objective. We strive to set high standards of response to customer grievances and continuously analyse and mitigate the root causes and irritants that come in the way of enhanced customer experience at our branches or in the digital interfaces. We seek to align

incentives to employees with parameters of customer satisfaction.

In an increasingly digital world, the customer journey design is guided by a clear ambition to serve customers better, faster and at scale. This year, we have made strong progress across the five key pillars of technology, viz. Journeys, Channels, Core, Data, and Security.

To strengthen execution and accelerate delivery, we continued to mature the technology use cases that help us make your Bank, the 'bank of the future'. This model enabled parallel development of high-impact initiatives during FY25, reducing time-to-market and enhancing reusability across platforms.

Looking ahead, IT-enabled user journeys remain a key priority. Through biometric onboarding, assisted journeys, and offline-ready apps, we extended access to more underserved and semi-urban markets while reimaging best in class customer experiences. Generative AI (GenAI) presents a generational transformation opportunity and responsibility. However, we are ensuring there is adequate appreciation of risk, reliability and information security which is embedded in our approach to designing the cutting-edge AI solutions in a calibrated fashion.

Going forward, with our pan India geographical spread and large customer base, I remain confident in our ability to deliver personalised and secure banking experiences to individuals and enterprises we serve. India's banking and fintech landscape has already made a strong mark on the global stage – with its scale, innovation and digital adoption setting new benchmarks. This momentum is only set to accelerate and HDFC Bank is committed to playing its part in shaping this future.

Social Value Creation

Inclusive banking is the cornerstone of Inclusion and is a major policy of the Government. Credit flow to underserved sections is also done through Priority Sector Lending. Your Bank has steadily improved the quantum of organic lending and reduced dependence on Priority Sector Lending Certificates. The Bank has been taking recourse to various credit support mechanisms sponsored by the government to maintain the asset quality.

Our commitment to giving back to the communities where we operate is of utmost importance. We collaborate with grassroot organisations, policymakers and local bodies to ensure that our efforts are both strategic and impactful.

Through our six focus areas—Rural Development, Education, Skilling and Livelihood, Healthcare, Natural Resource Management, and Financial Literacy and Inclusion—we have positively impacted over 10 crore lives.

Another milestone for the Group

I would like to update you on a significant development with reference to HDB Financial Services Limited, a subsidiary of the Bank. During the last financial year the IPO process was initiated. The IPO was successfully concluded in the first quarter of the current financial year. With this, the group consists of four publicly listed entities, including the Bank.

Banking on What's Next

We live in a world where interdependence is inescapable and uncertainty, unavoidable. As global shifts continue to test institutional resilience, your Bank remains anchored in purpose, core values and discipline. The strength

of our integrated model and the synergies we continue to realise across the Group, position us well to navigate what lies ahead.

I take this opportunity to welcome Mr. Santhosh Keshavan as an Independent Director to the Board. He was appointed w.e.f. November 18, 2024, for a period of three years. His appointment was approved by the shareholders of the Bank via Postal Ballot on January 11, 2025. I thank the Board members for their contributions during the year.

I would be failing in my duty if I do not acknowledge the pivotal role of the Union Government and various State Governments in steering the economy. I sincerely thank Reserve Bank of India, Securtites and Exchange Board of India and other regulators who have consistently guided us.

I also thank the senior management of the Bank and the Group companies and all the employees for their dedication and sincerity.

Our customers are our greatest strength. I thank them for their continuing support. We commit ourselves to improving delivery of service to them continuously.

Our single biggest strength is the resolve and strength of our colleagues. I thank our teams across the country for giving their best and helping the Bank perform well in the year.

Warm regards,

Atanu Chakraborty

Part-time Chairman and
Independent Director
HDFC Bank Limited

Balance sheet strength and merger synergies create tailwinds for FY26



HDFC Bank has continued its performance and has progressed well on many dimensions.

Dear Stakeholders,

Warm greetings to all of you.

Financial Year 2024-25 has been a year of consolidation and progress for the merged entity with the stage of integration well behind us.

The financial year gone by was marked by global disruption, geopolitical conflicts, military actions, and an uncertain trade environment that had and will have an impact on global supply chains. With changes in monetary policy stances, heightened tensions across various parts of the world and resultant economic uncertainty, the Indian economy - while not immune to the broader environment - continued to be buoyant and resilient. It sustained its position as the fastest growing major economy.

Against this background I am happy to share that HDFC Bank has continued its performance and has progressed well on many dimensions that I plan to elaborate further.

Let me now share a perspective on the economy and the Bank's performance.

Macroeconomic Environment

Over the previous three fiscal years, the Indian economy has grown at an average of 8.8 per cent driven by a healthy growth in the services sector, rise in construction and infrastructure activity, and an improvement in the agriculture sector. In addition, consumer demand has been supported by greater credit penetration and an increase in

leveraged consumption. While private investment trends have been uneven, the government has done the heavy lifting in increasing capacity expansion in the infrastructure and renewable energy sectors. Moreover, structural reforms and policies introduced by the government over the last decade, like GST are also now beginning to play out in supporting medium term growth prospects.

Last year, while GDP growth moderated to 6.5 per cent, India continued to be one of the fastest growing economies in the world despite rising global headwinds. Consumption growth picked up in FY25, driven by a recovery in rural demand. Elevated inflation led to some moderation in urban consumption. The moderation in GDP growth in FY25 was mirrored in the slowed banking system credit growth, to 11.0 per cent from 20.2 per cent.

With inflation now beginning to trend below 4 per cent we have seen a series of steps on both, the fiscal and monetary front, to boost demand. Frontloading of 100 bps rate cuts by the RBI, tax cuts introduced by the government this year, and the expectation of a normal monsoon, lower interest rates and sufficient liquidity basis CRR cuts, all point to a favourable environment for demand revival in the current financial year.

In addition, a combination of counter-cyclical monetary and fiscal support is likely to anchor domestic growth in financial year 2025-26. The government has budgeted ₹11 lakh crore in capital spending and is focusing towards crowding in private investments. Finally, healthy balance sheets of financial institutions, households and corporates augur well for growth.

India growth is expected to hold up in FY26, with the RBI forecasting GDP growth at 6.5 per cent.

However, this outlook is not without risks. On the global front, US tariff announcements have increased uncertainty and raised risks of a growth slowdown which could weigh on India's exports of goods and services. As per the latest IMF estimates, global growth is estimated to slow down to 2.8 per cent in 2025 from 3.3 per cent in 2024. On the domestic front, risks to growth include a slower-than-expected rebound in consumption demand, weather related disruptions leading to inflation spikes and financial market volatility due to global headwinds. The escalating geopolitical tensions and tariff uncertainties only adds to the complexity of the overall environment.

Two years ago, I had articulated why I believe that India has a once in a lifetime opportunity. That belief is further solidified now in spite of what is happening around us as our strong macro fundamentals, low external vulnerability, and a sound financial system position India favourably to weather global headwinds. The changing global trade landscape also presents an opportunity for India to become a manufacturing and services hub for the world. India's relative growth outperformance compared to peers, regulatory reforms, favourable demographics, supportive monetary and fiscal policy, increasing digitalisation and a healthy financial system, augur well for attracting foreign investments and propelling medium-term growth outlook for the country.

Our Performance

The results for FY25 represented the first full year of operations since the merger on July 1, 2023. I am happy to report that in the last financial year, your Bank reported healthy growth while maintaining pristine asset quality which has been its USP across business cycles. Net Profit increased by 10.7 per cent to ₹67,347.4 crore on March 31, 2025 while Net Interest Income grew by 13.0 per cent to ₹1,22,670.1 crore. Our Net Interest Margin (NIM) stood at 3.48 per cent.

Your Bank's balance sheet rose by over eight per cent to ₹39,10,199 crore. Gross NPAs were at 1.33 per cent of Gross Advances. Advances grew by 5.4 per cent to ₹26,19,609 crore while Deposits grew 14.1 per cent to ₹27,14,715 crore.

I had mentioned last year that this is HDFC Bank 2.0. We have progressed from then to navigating this transition across NIMs, our liability profile and our strategic direction to pursue profitable growth.

As is evident, our deposits grew 2.5 times faster than loans. As stated we have taken affirmative steps to bring down the credit to deposit ratio and reduce the percentage of high cost borrowings. We consciously calibrated our loan growth in FY25 to reposition the balance sheet. Aided by appropriate and disciplined pricing and focussed on quality growth we were successful in achieving the same.

You will be happy to know that the percentage of high cost borrowings has come down to 14 per cent at the end of the fiscal year 2024-25. The credit deposit ratio has been brought down to 96 per cent as on March 31, 2025 from a high of about 110 per cent at the time of the merger.



Our deposits have grown faster than the system and what is noteworthy is that, with a market share of five per cent of branches in the banking system, we have a market share of 11 per cent of banking deposits. The Bank garnered an incremental deposit market share of approximately 14.6 per cent in the last financial year. Aggression has been in intent and execution, but not in pricing, be it for assets or for liabilities.

I believe we have successfully navigated the merger and the Bank is now positioned for faster growth. The reset in loan growth and the consolidation of the merger has resulted in a much stronger bank, that is now poised to capitalise further on growth opportunities.

As stated earlier, we are confident of growing our advances on par with the system in FY26 and higher than the system in FY27.

The growth enablers, apart from balance sheet strength, remain technology, customer centricity and our people. Let me now elaborate on these themes.

Technology
Building Intelligence, Scale, and Trust in the Digital Age

Technology has been and is a core differentiator for HDFC Bank—driving speed, scale, and simplicity in how we serve customers across India.

Over the last four plus years, we have worked tirelessly on scaling, fortifying and modernising our technology backbone through enhanced investments on resources and collaboration with our key partners and the results are now visible.

Our core now seamlessly supports scalability and resiliency. Reliability has been built by design. Our focus to further modernise through our 'Hollow

Our deposits have grown faster than the system and what is noteworthy is that, with a market share of five per cent of branches in the banking system, we have a market share of 11 per cent of banking deposits. The Bank garnered an incremental deposit market share of approximately 14.6 per cent in the last financial year.

the Core' programme is progressing well. Our modernised and scaled core systems can meet exponential demand—enabling us to serve our growing customer base faster and adapt with agility.

We have fully digitised a majority of our retail / MSME product acquisition journeys and the key service journeys and our focus has now moved to improving our real-time credit decisioning at scale. We are confident that we will move the needle substantially in this area in the current financial year and this will enable us to improve our productivity and serve our customers far better with these investments. Our flagship platforms like PayZapp, SmartHub Vyapar, Xpress Car Loan, HDFC Bank One and SmartWealth continued to scale by expanding their reach during the year. Details pertaining to the performance of each of these digital offerings of the Bank are shared in the report.

We took the decision to invest in our Enterprise and Digital Factories for creating / co-creating our digital offerings. I am happy to share that we have launched an early access version of our fully home grown digital interfaces (across our website, Mobile Banking and NetBanking) and will soon cover our entire customer base. All the three new digital interfaces bring in enhanced security, performance and hyper personalisation to the forefront for the convenience of our customers.

Your Bank has been a leading investor in Analytics across consumer, credit, fraud and risk areas. I had mentioned last year that we are evaluating GenAI and what it can do for us. I agree and believe strongly when people say that GenAI is as big as the Internet or mobile with immense transformative potential,

though with sufficient guardrails. I am happy to share we are moving beyond pilots to a structured, centralised, platform-driven model (with strong safeguards and scalable design) where GenAI is applied to defined problem classes – whether it's speeding up operations, enhancing staff productivity or improving customer service. We have identified more than 15 lighthouse programmes that we will implement with GenAI and the implementation progress is being tracked with the vigour and rigour that a transformative technology like GenAI deserves. As digital adoption rises, GenAI will play a central role in how we innovate, stay resilient, and create value for the future.

As someone deeply passionate about technology, I truly believe we are entering our most transformative phase yet. The tools are new, but the purpose remains the same - to empower every customer, partner, and community we serve with world-class customer experience through responsible innovation. Digitalisation also helps further financial inclusion, bringing several more people into the digital economy for the first time and your Bank is at the forefront of innovation and partnerships on this.

Cyber Security

As cyber-attacks grow in complexity and frequency, we continue to invest in advanced cybersecurity capabilities to stay ahead. In the last financial year, we enhanced our security measures through several targeted controls and use of AI enabled security measures. This has helped in continuous validation, proactive threat detection, faster response, and improved incident resilience. Our cybersecurity practices are aligned with leading frameworks and global best practices in governance,

risk, and compliance. At the same time, all our lines of defence are working in close coordination to ensure we meet and exceed regulatory expectations.

Overall, the Bank's cybersecurity measures are focused on ensuring the highest level of protection against cyber threats, with proactive monitoring and automated incident response capabilities, enhanced network visibility and a zero-trust approach to security.

The Bank continues to enhance its information security posture through a range of strategic and technology-driven initiatives aimed at strengthening its information security and resilience against evolving cyber threats. These initiatives align with regulatory expectations and industry best practices to ensure the confidentiality, integrity, and availability of the Bank's digital infrastructure and applications. Key initiatives include the establishment of a next-generation Cybersecurity Operations Centre (CSOC) augmented by AI and ML capabilities, to keep an eye on threats and respond quickly. We routinely check our systems for any weaknesses through our VAPT (Vulnerability Assessment & Penetration Testing) programme, monitor all digital entry points to manage exposure (Attack Surface Monitoring), ensure our software is always up to date (patch management) and strengthen protection against email-based attacks. The Bank regularly runs real-life simulations as cyber resilience stress tests for the ability to handle cyberattacks.

Technology being only part of the solution, we have also placed appropriate emphasis on empowering our customers and users through education, awareness, and support. With the rise of phishing, impersonation scams, and deep fake based attacks,

the Bank is using multichannel campaigns to deliver the right education and awareness. The Bank's 'Vigil Aunty' (VA) campaign covers various modus-operandi of fraudsters and is an example of our commitment towards the well-being of our customers. This initiative has been very well received and I'm sure has encouraged people across the country to practice safe banking habits. Internally, we have scaled up simulation exercises and trainings to ensure our people are as well-equipped as our systems.

We remain focused on being a cyber resilient, regulatorily compliant and trusted institution that can adapt and succeed in the emerging risk landscape.

Customer Centricity

One of my key focus areas is to continue to reinforce our Service First culture. I have always emphasised that it rests on two pillars - an empathetic organisation empowered with tools to service the customer.

As we digitalised our journeys and employee / consumer adoption increased, our First Time Right service has improved resulting in significant reduction in customer complaints pertaining to delay in acquisition and servicing.

We are continuing our 'Infinite Smiles' programme (NPS or Net Promoter System) with rigour and vigour to proactively listen to our customers voices and keep improving our products and processes. The NPS implementation serves as an early warning system for us to identify areas of continuous improvement.

We have increased our emphasis on training and improving our front line capabilities. We continuously monitor

customer experience delivery and have increased the weightage of service in the performance measurement framework across all levels in the organisation. Our colleagues have enthusiastically adopted this.

I am excited by the prospect of what GenAI can do to improve customer service. The Bank is working to leverage the positive aspects of Artificial Intelligence (AI) to enable our front line colleagues to have all the latest and right information available with them to answer and service customer queries. This improves our ability to respond to customers with speed, consistency and accuracy and most importantly in line with the extant regulatory guidelines. One of the important benefits of the usage of AI would be to arrest similar types of customer issues in future, vastly reducing instances of customer dissatisfaction.

We continue to invest in our distribution channels. The Bank added over 700 branches in the financial year 2024-25 taking the total number of branches to 9,455 as of March 31, 2025 and will continue adding to these. Branches are the fulcrum of customer relationships especially in the semi-urban and rural areas where we have more than half our branches. The new branches are our investments for the future enabling us to serve local communities better.

People

Our people continue to be the most important pillar of the organisation. It is gratifying to share some of the key People initiatives we have undertaken this year.

Sustaining our growth while maintaining a nearly flat headcount is a testament to the efficiency and dedication of our teams. Furthermore, the significant reduction in attrition from 26.9 per cent in FY24

to 22.6 per cent in FY25 underscores the positive strides we are making in fostering an enabling work environment. This is reflected in the healthy engagement scores of employees across levels.

The continued focus on Diversity, Equity & Inclusion (DE&I) and our ongoing Culture Transformation journey remain integral to the Bank's long-term vision. Our investment in building culture capability has impacted over 27,000 managers, equipping them further to lead with empathy, agility, and innovation.

Over the last few years, we have been actively working towards improving our gender ratio, not only because it's the right thing to do but because we believe that it makes us a better organisation. We have sustained a gender ratio of 26 per cent through the year, which is a significant improvement from 18.09 per cent in financial year 2020-21.

Our capability building strategy is clear: Build future ready leaders and future-proof skills. In FY25, we took significant strides in leadership-development, achieving a remarkable 500 per cent increase in coverage.

To keep pace with rapid change, the Bank is concentrating on reskilling and upskilling through a role-based learning architecture. We have also launched a GenAI Academy to accelerate capability in Generative AI. As GenAI becomes central to both current and future organisational capability, we are investing in developing skills in this space through a structured academy model, offering robust curriculum and tiered proficiency levels.

As part of our ongoing commitment towards fostering a healthy workplace, the Bank runs several initiatives on Employee Wellness focused on holistic

wellbeing, such as Inner Harmony, Mindfulness Series, stress management and confidential counselling services. These efforts are designed to help employees manage both personal and professional challenges and cultivate a balanced work environment.

While we celebrate these significant achievements, we stay grounded in the understanding that our journey towards a truly future-ready organisation, is an ongoing one. We remain committed to building upon this foundation.

Environmental, Social and Governance

I believe that a steadfast commitment to ESG principles is paramount in driving our transformation strategies. Our Bank is dedicated to fostering and advancing growth by integrating sustainable practices in our operations, empowering society through inclusion and upholding the highest standards of governance. ESG is one of the key drivers for creating resilience in the dynamic environment and to create long-term value for our stakeholders, which we are committed to.

HDFC Bank Parivartan celebrates a decade of impactful CSR initiatives, with HDFC Bank emerging as one of the top spenders in CSR in India. Our efforts have focused on sustainable and inclusive growth, reaching remote and underserved areas across India, thus far impacting the lives of over 10 crore people across 28 States and 8 Union Territories.

Through our flagship Holistic Rural Development Programme (HRDP), we have reached over 6000 villages, including 298 border villages providing support across agriculture, skill development and livelihood enhancement, healthcare and hygiene, education and financial literacy.

This year, your Bank has introduced a new focus area - Natural Resource Management that focusses efforts on providing renewable energy solutions especially solar, solid waste management, afforestation as well as soil and water conservation.

Our work has significantly benefitted various communities, ensuring access to essential services and opportunities for growth. This has been made possible by the relentless hard work and dedication of our partners, colleagues, and the communities we serve.

The Merger

As I mentioned earlier, FY25 was the first full year of the merger, and we have built upon it. As a merged entity, the HDFC Bank Group has several key subsidiaries with businesses in life as well as general insurance, mutual funds and brokerage, positioning it as a strong financial services conglomerate.

The mortgage business which was a key component of the merger, has grown from strength to strength and is now the largest in the country. This portfolio has also been a catalyst for increased cross sell opportunities within the HDFC Bank Group. More than 95 per cent of the incremental home loan customers are now opening CASA accounts with the Bank, with over half of them opting for additional product offerings. This enhances customer convenience while also strengthening the Bank's relationship with customers, helping it to become their primary banker. It broadens the market opportunities through the multiplicity of products available to our customers.

The successful playing out of the merger synergies, the reduction in the credit deposit ratio and the large scale mobilisation of deposits, all constitute tailwinds for your Bank. To use a cricketing analogy, we focussed on taking singles in the year that concluded and are now positioned to go for the boundaries.

HDFC Bank Group

We understand the role the Group plays in the Indian financial system and the need for us to set standards in performance and governance as we have always done. We stand committed to that.

Furthermore, the Bank's NBFC subsidiary, HDB Financial Services Limited has recently concluded a successful IPO. This was done in accordance with regulatory requirements.

Conclusion

Despite global headwinds there is considerable optimism about the Indian economy which is expected to continue being the fastest growing large economy in the world. The successful playing out of the merger synergies, the reduction in the credit deposit ratio and the large scale mobilisation of deposits, all constitute tailwinds for your Bank. To use a cricketing analogy, we focussed on taking singles in the year that concluded and are now positioned to go for the boundaries.

I'm proud of the contribution of our colleagues across the country who have worked with passion to serve our clients and our communities. My grateful thanks to them and to our customers for their support and continued belief in the brand. I would also like to extend my thanks to members of the Bank's Board, our regulators and all other stakeholders for their valuable support.

We remain committed to delivering excellence.

Warm regards,

Sashidhar Jagdishan

Managing Director &
Chief Executive Officer
HDFC Bank Limited



BOARD OF DIRECTORS



1 | NRC RPMC ITSC

Mr. Atanu Chakraborty
Part-Time Chairman and
Independent Director



2 | AC NRC RPMC ITSC ISC RCWDI RCNCB

Mr. M. D. Ranganath
Independent Director



3 | CSC CRNM NRC SRC RPMC CAC PC RCWDI RCNCB ISC

Mr. Sandeep Parekh
Independent Director



4 | CSR & ESG CSC ITSC PC

Dr. (Mrs.) Sunita Maheshwari
Independent Director



8 | SRC ISC

Mr. Keki Mistry
Non-Executive
(Non-Independent) Director



9 | PC SRC CSR & ESG RPMC FMC CAC

Mrs. Renu Karnad
Non-Executive
(Non-Independent) Director



10 | RCWDI RCNCB RPMC FMC CSC ITSC

Mr. Sashidhar Jagdishan
Managing Director &
Chief Executive Officer



5 | RPMC AC SRC FMC

Mrs. Lily Vadera
Independent Director



6 | NRC FMC AC CSR & ESG CRNM

Dr. (Mr.) Harsh Kumar Bhanwala
Independent Director



7 | ITSC CSR & ESG

Mr. Santhosh Keshavan
Independent Director



11 | SRC CSR & ESG FMC CAC CRNM

Mr. Kaizad Bharucha
Deputy Managing Director



12 | CSC RCWDI RCNCB

Mr. Bhavesh Zaveri
Executive Director



13 | SRC ITSC PC CRNM

Mr. V. Srinivasa Rangan
Executive Director

AC	Audit Committee		CSR & ESG	CSR & ESG Committee		CSC	Customer Service Committee		RCWDI	Review Committee for Wilful Defaulter's Identification
NRC	Nomination and Remuneration Committee		CAC	Credit Approval Committee		PC	Premises Committee		RCNCB	Review Committee for Non-Cooperative Borrowers
SRC	Stakeholders' Relationship Committee		ITSC	IT Strategy Committee		ISC	Investments Strategy Committee		CRNM	Committee for Resolution of NCLT Matters
RPMC	Risk Policy and Monitoring Committee		FMC	Fraud Monitoring Committee		■ Chairperson ■ Member			

For more details about the Board, please refer to our Report on Corporate Governance

---

Length of service of Directors on the Board of HDFC Bank (Years)

<3 ▮▮▮▮▮
3-8 ▮▮▮▮▮▮▮
>8 ▮

Age group of Directors (Years)

<60 ▮▮▮▮
60-70 ▮▮▮▮▮▮▮
>70 ▮▮

% of Independent Directors on the Board of the Bank

53.85

Women Directors on the Board

3





1

Mr. Atanu Chakraborty
DIN: 01469375
Part-Time Chairman and
Independent Director

Mr. Atanu Chakraborty, aged sixty-five (65) years, served the Government of India, for a period of thirty-five (35) years, as a member of Indian Administrative Service (IAS) in Gujarat cadre. Mr. Chakraborty graduated as a Bachelor in Engineering (Electronics & Communication) from NIT Kurukshetra. He holds a Diploma in Business Finance (ICFAI, Hyderabad) and a Master's degree in Business Administration from the University of Hull, UK.

He has mainly worked in areas of Finance & Economic Policy, Infrastructure, Petroleum & Natural Gas. In the Union Government, he held various posts such as Secretary to Government of India in the Ministry of Finance (Dept. of Economic Affairs) during FY 2019-20. As Secretary (DEA), he coordinated economic policy making for all ministries/departments and managed entire process of formulation of Budget making for Union of India, including its passage in Parliament. He was responsible for fiscal management policies, policies for public debt management and development & management of financial markets. Mr. Chakraborty also handled financial stability and currency, domestic & foreign related issues as well. He managed flow of

funds with multilateral and bilateral financial institutions and had multiple interfaces with them. He also headed a multi-disciplinary task force that produced the National Infrastructure Pipeline (NIP). He has also served as Secretary to the Union Government for Disinvestment (DIPAM) wherein he was responsible for both policy as well as execution of the process of disinvestment of Government of India's stake in state owned enterprises.

During the period 2002-07, Mr. Chakraborty served as Director and subsequently as Joint Secretary, Ministry of Finance (Department of Expenditure). During this period, he appraised projects in the Infrastructure sector as well as looked after subsidies of Government of India. He had also updated and modernised the Government's Financial & Procurement rules. Mr. Chakraborty has also discharged varied roles in the Gujarat State Government including heading the Finance Department as its Secretary. He had been responsible for piloting the private sector investment legislation in the State. In the State Government, he has worked on the ground in both public governance and development areas.

Mr. Chakraborty has also served on the Board of World Bank as alternate Governor as well as on the Central Board of Directors of the RBI. He was also the Chairman of National Infrastructure Investment Fund (NIIF) as also on the Board of many listed companies. Mr. Chakraborty was also the CEO/MD of the GSPC group of companies as well as Gujarat

State Fertilizers and Chemicals Ltd. Mr. Chakraborty had published articles in reputed journals in the areas of public finance, risk sharing in Infrastructure projects and gas infrastructure.

Mr. Chakraborty does not hold any shares of the Bank as on March 31, 2025.

Directorships in Other Listed Companies

Mr. Chakraborty does not hold directorship in any other listed entity.



2

Mr. M. D. Ranganath
DIN: 07565125
Independent Director

Mr. M. D. Ranganath, aged sixty-three (63) years, has over 32 years of experience in the Global IT services and financial services industry. Mr. Ranganath is a PGDM from IIM Ahmedabad. He holds Master's degree in Technology from IIT Madras and a Bachelor's degree in Engineering from the University of Mysore. He is a member of CPA, Australia.

He is currently the Chairman of Catamaran Ventures LLP. He was Chief Financial Officer of Infosys Limited, a globally listed corporation, till November 2018.

During his tenure of 18 years at Infosys, he was an integral part of the growth and transformation of Infosys and effectively played leadership roles in a wide spectrum of areas such as Strategy, Finance, M&A, Consulting, Risk Management and Corporate Planning culminating in the role of Chief Financial Officer and worked closely with the Board of Infosys and its Committees in formulating and executing its strategic priorities. In the years 2017 and 2018, Mr. Ranganath was the recipient of the Best CFO Asia award in the technology sector by Institutional Investor publication based on a poll of buy side and sell side investor community.

Prior to Infosys, he worked at ICICI Limited and executed responsibilities in corporate credit, treasury, equity portfolio management and corporate planning.

Mr. Ranganath is on the board of Indian Institute of Management, Bangalore. He is a member of CII corporate governance council and GIFT city's advisory committee on funds management.

Mr. Ranganath does not hold any shares of the Bank as on March 31, 2025.

Directorships in Other Listed Companies

Mr. Ranganath does not hold directorship in any other listed company.



Mr. Sandeep Parekh
DIN: 03268043
Independent Director

Mr. Sandeep Parekh, aged fifty-three (53) years, holds an LL.M. (Securities and Financial Regulations) degree from Georgetown University and an L.L.B. and L.L.M. degrees from Delhi University. He is the managing partner of Finsec Law Advisors, a financial sector law firm based in Mumbai.

He was an Executive Director at the Securities and Exchange Board of India during 2006-08, heading the Enforcement and Legal Affairs departments. He is a visiting faculty at the Indian Institute of Management, Ahmedabad. He has worked for law firms in Delhi, Mumbai and Washington, D.C. Mr. Parekh focuses on securities regulations, investment regulations, private equity, corporate governance and financial regulations.

He is admitted to practice law in New York. He was recognised by the World Economic Forum as a 'Young Global Leader' in 2008. He was Chairman and member of various SEBI and RBI Committees and sub-Committees. He sits on the Advisory Committee of School for Regulatory Studies and Supervision (SRSS) of National Institute of Securities Market (NISM). He has published op-eds in the Financial Times and the Economic Times.

Mr. Parekh does not hold any shares of the Bank as on March 31, 2025.

Directorships in Other Listed Companies

Mr. Parekh does not hold directorship in any other listed company.



Dr. (Mrs.) Sunita Maheshwari
DIN: 01641411
Independent Director

Dr. (Mrs.) Sunita Maheshwari, aged fifty-nine (59) years, has over thirty (30) years of experience and has lived and worked in the US and India. She is a US Board certified Pediatric Cardiologist, who completed her MBBS at Osmania Medical College followed by post-graduation at AIIMS, Delhi and Yale University in the US. In addition to being a clinician, Dr. (Mrs.) Maheshwari is a medical entrepreneur and co-founder at the Telerad Group which includes:

(a) A-Kal Televerse Private Limited (India's first and largest teleradiology company that has provided over 8 million diagnostic reports to patients and hospitals globally),

(b) Telerad Tech Private Limited which builds AI enabled tele health software and

(c) RXDX Healthcare - a chain of multi-specialty neighbourhood phygital clinics in Bangalore and rural India



(d) Daignostix Services Private Limited (Formely known as Avrio Technologies Private Limited)

Dr. (Mrs.) Maheshwari has also incubated other start-up companies in the telehealth space such as Healtheminds - a tele-counselling platform. She is active in the social arena in India where she runs 2 trust funds. 'People4people' has put up over 650 playgrounds in government schools and Telerad Foundation provides teleradiology and telemedicine services to poor areas in Asia that do not have access to high quality medical care. Her other interests include teaching. Dr. (Mrs.) Maheshwari has been running India's e-teaching programme for postgraduates in Pediatric Cardiology for over a decade. She is a mentor in Residence for the Sustainable Health Initiative of the Yale Institute for Global Health where she along with her spouse have instituted the Kalyanpur-Maheshwari Endowment for Global Health Innovation. She is currently the President of the Pediatric Cardiac Society of India.

Dr. (Mrs.) Maheshwari has over 200 academic presentations and publications to her credit and is an inspirational speaker having given over 200 lectures, including several TEDx talks. Dr. (Mrs.) Maheshwari is the recipient of several prestigious awards and honours including: Trailblazing Indian Cardiac leader at the ET Indian Cardiac Care Innovation Summit 2024, Business world's 20 most influential women in healthcare 2022, WOW (Woman of Worth) 2019 award, Amazing Indian award- Times Now 2014; Top 20 women Health care achievers in India, Modern Medicare

2009; Yale University- Outstanding Fellow Teacher of the Year Award, 1995, amongst others.

Dr. (Mrs.) Maheshwari does not hold any shares of the Bank as on March 31, 2025.

Directorships in Other Listed Companies

GlaxoSmithKline Pharmaceuticals Limited- Independent Director



Mrs. Lily Vadera
DIN: 09400410
Independent Director

Mrs. Lily Vadera, aged sixty-four (64) years, has over 33 years of experience in Central banking. She is a M.A in International Relations. She retired as an Executive Director from the RBI in October 2020. As the Executive Director of the RBI, she was in-charge of the Department of Regulation (DoR) where she dealt with the regulatory framework for various entities in financial sector, covering all categories of banks and non-banking finance companies.

She was instrumental in putting in place a framework for a regulatory sandbox to provide an enabling environment for fintech players to foster innovation in financial services and played a significant role in the amalgamation of banks in stress. She represented RBI and played an important role as a member of the Insolvency Law Committee set up by the Ministry of Corporate Affairs (MCA).

Mrs. Lily Vadera does not hold any shares of the Bank as on March 31, 2025.

Directorships in Other Listed Companies

Mrs. Lily Vadera does not hold directorship in any other listed company.



Dr. (Mr.) Harsh Kumar Bhanwala
DIN: 06417704
Independent Director

Dr. (Mr.) Harsh Kumar Bhanwala, aged sixty-three (63) years, has a vast experience of more than 38 years in areas such as Board governance & management, Finance, Rural development, promoting & supporting sustainable agriculture, and supervision & development of Rural Cooperative Banks. He earned a B.Sc. in Dairy Technology from National Dairy Research Institute (NDRI), Karnal.

Dr. (Mr.) Bhanwala is a Postgraduate in Management from IIM, Ahmedabad and holds a Ph.D. in Management. He has been awarded an honorary doctorate in Science by Tamil Nadu Agricultural University, Coimbatore, and the Indian Council of Agricultural Research-Central Institute of Fisheries Education, Mumbai.

He was the Chairman of the National Bank for Agriculture and Rural Development (NABARD), the Apex Development Bank of the Country from December 18, 2013,

to May 27, 2020. He has been the Executive Director and later Chairman cum Managing Director of India Infrastructure Finance Company Ltd. (IIFCL). He has also been the Managing Director of the Delhi State Cooperative Bank. Recently, he also served as the Executive Chairman of a listed NBFC (Capital India Finance Limited). He is also a director of Microfinance Industry Network (Association of NBFC- MFIs).

Dr. (Mr.) Bhanwala headed the Technical Group appointed by SEBI on the Social Stock Exchange (September 2020). He was a member of the Expert Committee on the Primary (Urban) Cooperative Banks of the RBI constituted after the amendment in the Banking Regulation Act, 1949.

He has broad experience with Deposit Insurance & Credit Guarantee Corporation (DICGC), IRMA (Institute of Rural Management Anand), National Institute of Bank Management (NIBM), and as an Independent Director on the boards of Bayer Crop Science and Arya Collateral Warehousing Services Private Limited. He has served as Vice Chairman of the Asia-Pacific Rural and Agricultural Credit Association (APRACA).

Dr. (Mr.) Bhanwala holds 100 equity shares of the Bank as on March 31, 2025.

Directorships in Other Listed Companies

Multi-Commodity Exchange of India Limited – Non-Executive (Independent) Chairman



Mr. Santhosh Keshavan
DIN: 08466631
Independent Director

Mr. Santhosh Keshavan, aged fifty-one (51) years, is a strategic executive with 30 years of global business and technology experience in financial industries. Mr. Keshavan has a BS degree in Computer Science from University of Mysore and Master of Business Administration (MBA) in Information Systems from University of Alabama, Birmingham (UAB).

His experience includes major business transformations, M&A, managing product launches, setting up global operations and managing companies through financial challenges. A performance driven executive, he has an entrepreneurial mindset, accumulated from diverse experience spanning startups, technology companies to large publicly traded banking and financial corporations.

Mr. Keshavan is deeply knowledgeable about enterprise technology, cyber security, operations, customer experience, strategic planning, vendor management, financial analysis, and overall risk management. He has worked across retirement, employee benefits, asset management, insurance and banking sectors. He has extensive experience partnering with technology, audit, HR, and risk committees.

Currently, Mr. Keshavan is the Executive Vice President and Chief Technology & Operations Officer of Voya Financial Inc (NASDAQ: VOYA) and is a member of the Voya's Executive Committee. The transformation at Voya was focused on Digital and Data infrastructure creating new capabilities for customers, radically enhancing customer experience across all channels and cost optimisation through ecosystem simplification, migration to public cloud and elimination of legacy technology. He was instrumental in starting Voya India, currently serving as Chairperson, which is serving as a crucial talent base and global capabilities canter for Voya.

Before joining Voya in 2017, Mr. Keshavan served as Chief Information Officer, core banking for Regions Financial Corp (NASDAQ: RF). He managed the technology teams, integration of Regions Financial Corp and AmSouth Bank and was part of the management team for turning the bank to sustained profitability post 2007 financial crisis. Mr. Keshavan was previously the Vice President of technology at Fidelity Investments where he led all aspects of pricing and cash management supporting the investment management and treasury functions. Prior to this role, he worked for SunGard Data Systems (now Fidelity Information Services – FIS) in various roles and eventually named as Managing Director of Retirement Services for International Operations. He managed global teams with P&L responsibility and grew the business unit setting up green field operations including Japan, Australia and India. Mr. Keshavan started his career as a software developer for a start up in Bangalore, India.



Mr. Keshavan currently serves on the board of trustee for New York Institute of Technology (since 2021). He also served on the board of Connecticut Insurance and Financial Services, which is part of department of economic development (DECD) for state of CT from April 2018 to March 2024.

Mr. Keshavan does not hold any shares of the Bank as on March 31, 2025.

Directorships in Other Listed Companies

Mr. Santhosh Keshavan does not hold directorship in any other listed company.



8

Mr. Keki Mistry

DIN: 00008886

Non-Executive (Non-Independent) Director

Mr. Keki M. Mistry aged seventy (70) years, was the Vice Chairman & Chief Executive Officer of Housing Development Finance Corporation Limited (HDFC Limited) prior to its amalgamation with the Bank w.e.f. July 1, 2023.

Mr. Mistry is a qualified Chartered Accountant and a Fellow Member of the Institute of Chartered Accountants of India. He is a renowned professional with over four decades of varied work experience in banking and financial services domain. Mr. Mistry is the Chairman of the Primary Market Advisory committee (PMAC) constituted by the Securities and Exchange Board of India (SEBI). He is also the Co-Chair of the B20 [South Africa 2025] Task Force on Integrity & Compliance.

Mr. Mistry is currently a member of the Expert Committee constituted by SEBI for facilitating ease of doing business and harmonisation of the provisions of the SEBI (Issue of Capital and Disclosure Requirements) Regulations, 2018 with that of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015. Mr. Mistry chairs the Working Group 1 of the Expert Committee. He is also a Chairman of the Governance Committee of Corporate Debt Market Development Fund of SBI Fund Management Ltd and FICCI's Capital Markets Committee - specialised sub-group on Debt.

Mr. Mistry is also a member of Standing Committee on Primary Markets, which has been constituted by the International Financial Services Centres Authority [IFSCA].

Mr. Mistry holds 10,98,629 equity shares of the Bank as on March 31, 2025.

Directorships in Other Listed Companies

- HDFC Life Insurance Company Limited- Non-Executive Chairman
- Tata Consultancy Services Limited- Independent Director
- The Great Eastern Shipping Company Limited- Independent Director
- HDFC ERGO General Insurance Company Limited (Debt Listed)- Non-Executive Chairman



9

Mrs. Renu Karnad

DIN: 00008064

Non-Executive (Non Independent) Director

Mrs. Renu Sud Karnad, aged 72 years, was the Managing Director of Housing Development Finance Corporation Limited ("HDFC Limited") prior to its amalgamation with the Bank w.e.f. July 1, 2023.

She is a post graduate in Economics and Law. She is a Parvin Fellow, Woodrow Wilson School of International Affairs, Princeton University, USA. She brings with her rich experience and enormous knowledge of the mortgage sector, having been associated with real estate & mortgage industry in India for over 40 years.

Mrs. Karnad joined HDFC Limited in 1978 and was inducted onto its Board in 2000. She has been instrumental in building the retail distribution network at HDFC Limited and has played key role in introducing several innovative & customer friendly products and services in the mortgage market. Apart from being HDFC Limited's brand custodian, Mrs. Karnad was the guiding force behind formulation of the organisation's communication strategy, digital transformation, and public image.

As a part of the management team, Mrs. Karnad has played an important role in the successful transformation of HDFC Limited into India's leading Financial Services Conglomerate. Mrs. Karnad has served as the President of International Union

for Housing Finance (IUHF), an association of housing finance firms present across the globe till 2024. She has also served as a Director, Asian Real Estate Society.

Over the years, Ms. Karnad has had to her credit, numerous awards and accolades. She was awarded "Outstanding Woman Business Leader" at the CNBC-TV18 Indian Business Leader Awards (IBLA) 2012, was part of the 25 Most Influential Women Professionals in India – India Today Magazine's power list 2011, has featured in the ET – Corporate Dossier list of India Inc's 'Top 15 powerful women CEOs' in 2010, Verve, international magazine's list of 50 power women in 2010 and in Business Today magazine's list of 'Most Powerful Women in Indian Business' for seven years up to 2012, in year 2013 she was inducted into Hall of Fame, Fortune India Magazine's most powerful women from 2011 to 2018, has featured amongst the list of '25 top non-banking women in finance' by U.S. Banker magazine in 2008, In 2006, Wall Street Journal Asia adjudged her among the 'Top Ten Powerful Women to Watch Out for in Asia'.

Mrs. Karnad, holds 45,97,949 equity shares of the Bank as on March 31, 2025.

Directorships in Other Listed Companies

- GlaxoSmithKline Pharmaceuticals Limited- Non-Executive Chairperson
- HDFC Asset Management Company Limited- Non-Executive Director
- EIH Limited- Independent Director
- HDFC ERGO General Insurance Company Limited (Debt Listed) Non-Executive Director (Nominee of the Bank)



10

Mr. Sashidhar Jagdishan
DIN: 08614396
Managing Director and Chief Executive Officer

Mr. Sashidhar Jagdishan, aged sixty (60) years, is the Managing Director and the Chief Executive Officer of the Bank. He has an overall experience of thirty-two (32) years. He has completed his graduation in Science with specialisation in Physics, is a Chartered Accountant by profession and holds a Master's degree in Economics of Money, Banking & Finance from the University of Sheffield, United Kingdom.

Mr. Jagdishan joined the Bank in the year 1996 as a Manager in the Finance function. He became the Business Head - Finance in 1999 and was appointed as Chief Financial Officer in the year 2008. He played a critical role in supporting the growth trajectory of the Bank and led the finance function with a pivotal role in aligning the organisation in achieving the strategic objectives over the years.

In 2019, he was appointed as the "Strategic Change Agent of the Bank". Prior to his appointment as Managing Director and Chief Executive Officer of the Bank, Mr. Jagdishan was the Group Head of the Bank and headed the Finance, Human Resources, Legal & Secretarial, Corporate Communications, Infrastructure & Administration as well as Corporate Social Responsibility funtions.

Mr. Jagdishan holds 17,40,443 equity shares of the Bank as on March 31, 2025.

Directorships in Other Listed Companies

Mr. Jagdishan does not hold directorship in any other listed company.



11

Mr. Kaizad Bharucha
DIN: 02490648
Deputy Managing Director

Mr. Kaizad Bharucha, aged sixty (60) years, is the Deputy Managing Director (DMD) of the Bank. Mr. Bharucha holds a Bachelor's degree in Commerce (B.Com) from Sydenham College of Commerce and Economics (University of Mumbai).

A career banker with more than 39 years of experience, he has been an integral part of the Bank since its inception in 1995. Among his several contributions in building the Bank, he has played a key role in building the credit and risk frameworks that underpin the Bank's operations.

These frameworks have supported the Bank's consistent growth, safeguarding its ability to navigate volatile economic conditions effectively.

As DMD, he oversees a broad spectrum of responsibilities within the Bank. Mr. Bharucha heads the Wholesale Banking, PSUs, MNC, Capital & Commodity Markets and Realty Business Finance, Mr. Bharucha also manages Inclusive Banking Initiative group, Corporate



Social Responsibility (CSR) and Environmental, Social & Governance (ESG) functions.

In his current role as DMD, he co-chaired and spearheaded the Integration Committee, which was tasked with the responsibility of ensuring complete integration for the smooth merger of HDFC Ltd. with HDFC Bank.

Mr. Bharucha joined the Board of the Bank in 2014 and is its longest – serving Executive Board member. During his tenure as the Bank's Executive Director, he managed diverse portfolios including Corporate Banking, Capital & Commodities Markets, Emerging Corporates, Business Banking, Healthcare Finance, Agri-lending, Tractor Financing, Commercial Vehicle Finance, Infrastructure Finance and Inclusive Banking Initiatives.

Under his leadership, the Bank's CSR Programme, is amongst the top three in the country. Mr. Bharucha is also the chief sponsor of Diversity and Inclusion initiatives at the Bank.

Mr. Bharucha also serves as the Designated Director for the Financial Intelligence Unit (FIU) and the Internal Ombudsman Committee. He has been a part of the Reserve Bank of India committees, sub committees as well as government appointed inter-ministerial committee. He also regularly engages with regulators and government bodies to provide views on policy.

Mr. Bharucha holds 22,43,241 equity shares of the Bank as on March 31, 2025.

Directorships in Other Listed Companies

– HDFC Life Insurance Company Limited- Non-Executive Director (Nominee of the Bank)



Mr. Bhavesh Zaveri
DIN: 01550468
Executive Director

Mr. Bhavesh Zaveri, aged fifty-nine (59) years, has over 37 years of experience. He is the Executive Director of the Bank and heads the ATM, Operations and Administration functions. Mr. Zaveri holds a Master's Degree in Commerce from Mumbai University and is a Certified Associate of the Indian Institute of Bankers.

Mr. Bhavesh Zaveri oversees Operations, Cash Management, ATM Product & Administration of the Bank. In his current role, he is responsible for Business and Operations across the country and for creating and delivering a flawless operations execution capability across the diversified product suite of the Bank to the Corporate, MSME & Retail verticals including for Asset, for Liabilities and for Transaction Services of Payments & Cash Management, Trade Finance & Treasury, ATM Product & Administration. He has headed the critical functions of Operations, Cash Management and Technology at the Bank.

Mr. Zaveri joined the Bank in 1998 in the Operations function. He became Business Head – Wholesale Banking Operations in the year 2000 and was appointed as Group Head - Operations in 2009. He assumed additional responsibilities of the Information Technology function in 2015. In his previous role as Group Head - IT, he has contributed to the Digital transformation of the Bank by embracing technology to ensure operational efficiency resulting in improved customer experience across different product offerings of the Bank.

Mr. Zaveri has also participated in RBI's Internal Payments Council Meet and was part of the Umbrella Organisation for Payments Committee of 2004 that led to the formation of National Payment Corporation of India (NPCI). He is the only elected Indian from India on the SWIFT Scrl Global Board, Brussels. He has been featured twice in the "Who's Who in Treasury and Cash Management" by Global Trade Review. He has also been a member of various committees formed by the RBI and Indian Banks' Association.

Prior to joining the Bank, Mr. Zaveri worked for Oman International Bank and Barclays Bank.

Mr. Zaveri holds 1,89,154 shares of the Bank as on March 31, 2025.

Directorships in Other Listed Companies

Mr. Zaveri does not hold directorship in any other listed company.



Mr. V. Srinivasa Rangan
DIN: 00030248
Executive Director

Mr. V. Srinivasa Rangan, aged sixty-five (65) years, is the Executive Director of the Bank and heads the Human Resources, Corporate Legal, Group Oversight & Secretarial, Investment Banking, Information Security Group, Ethics Function and Fraud & Vigilance functions of the Bank.

He holds a Bachelor's degree in Commerce from University of Delhi and is an Associate of the Institute of Chartered Accountants of India (ICAI).

Mr. Rangan was an Executive Director & Chief Financial Officer of HDFC Limited prior to its amalgamation with the Bank w.e.f. July 1, 2023 and is an expert in finance, accountancy, audit, economics, corporate governance, legal & regulatory compliance, risk management and strategic thinking. He has a vast experience in the housing finance and real estate sector. Mr. Rangan has worked on international consulting assignments in housing finance in Ghana and Maldives.

He has been a member of various committees related to financial services such as RBI's Committee on Asset Securitisation and Mortgage Backed Securitisation, Technical Group formed by National Housing Bank (NHB) for setting up of a Secondary Mortgage market Institution in India, NHB's Working Group on Covered Bonds and NHB's Working Group on Credit Enhancement Mechanism.

Mr. Rangan was conferred the "Best CFO in the Financial Sector for 2010" by ICAI. He was also honoured with "Lifetime Achievement Award" at the sixth edition of Financial Express CFO Awards 2023.

Mr. Rangan holds 15,31,698 equity shares of the Bank as on March 31, 2025.

Directorship in Other Listed Companies

– HDFC Asset Management Company Limited- Non-Executive Director (Nominee of the Bank)

LEADERSHIP TEAM



Sashidhar Jagdishan
Managing Director and
Chief Executive Officer



Kaizad Bharucha
Deputy Managing Director



Bhavesh Zaveri
Executive Director



V Srinivasa Rangan
Executive Director


1

Abhijit Singh
Group Head–BaaS,Digital
Ecosystem and
International Banking


2

Ajay Agarwal
Company Secretary and
Group Head–Secretarial &
Group Oversight


3

Anjani Kumar Rathor
Group Head - Digital &
Customer Experience,
Quality Initiative Group


4

Arup Kumar Rakshit
Group Head - Treasury


5

Arvind Vohra
Group Head – Retail Assets,
RBG & SLI


6

Ashima Khanna Bhat
Group Head - Virtual Channels,
Virtual Care, Business Enhancement
Unit, Channel Enablement Group
and Infrastructure


7

Ashish Parthasarthy
Group Head-Branch Banking,
Infrastructure, Treasury &
Virtual Channels


8

Gourab Roy
Group Head – Transactional
Banking Operations


9

Jimmy M Tata
Chief Credit Officer


10

N Srinivasan
Group Head-Retail
Asset Operations


11

Nirav Vimal Shah
Group Head - Corporate Banking,
Emerging Corporate Group and
Healthcare Finance


12

Parag Rao
Group Head-Payments Business,
Liability Products, Consumer
Finance & Marketing


13

Prashant Ramesh Mehra
Group Head - Collections,
Credit Intelligence and Control,
Debt Management


14

Prasun Singh
Chief Ethics Officer


15

Ramesh Lakshminarayanan
Chief Information Officer


16

Rakesh Kumar Rajput
Group Chief Compliance Officer


17

Rakesh Singh
Group Head - Financial Institutions,
International Banking,
Private Banking & BaaS


18

Raveesh Kumar Bhatia
Group Head - Emerging
Corporates Group and Health
Care Finance


19

Ravi Santhanam
Chief Marketing Officer, Head -
Direct to Consumer Business


20

Sampath Sathyamurthy Kumar
Group Head - Retail Branch
Banking II


21

Sanjay John D Souza
Group Head-Business
Banking, Emerging & Micro
Enterprises Group


22

Sanmoy Chakrabarti
Group Chief Risk Officer


23

Smita A Bhagat
Group Head - Retail Branch
Banking I


24

Srinivasan Vaidyanathan
Chief Financial Officer


25

Sudhir Kumar Jha
Group Head-Legal & Group
General Counsel


26

Suketu Kapadia
Group Head - Internal Audit


27

Sumant Vinay Rampal
Group Head-Mortgage Business


28

Sundaresan M
Group Head - RCSC, INF Credit,
CAI & Credit Bureau Management


29

Vinayak Ravindra Mavinkurve
Group Head-Realty
Business Finance


30

Vivek Jagdish Capoor
Group Head-FAG & Taxation



Notes:

* Mr. Ajay Agarwal was appointed as Company Secretary and Head-Group Oversight with effect from July 21, 2024. He was further elevated as Group Head-Secretarial and Group Oversight with effect from April 1, 2025.

$ Mr Prasun Singh was elevated as Group Head - Ethics with effect from June 1, 2025.

- Mr. Rahul Shyam Shukla, Group Head, is on sabbatical leave.



PROFILE OF LEADERSHIP TEAM



1

Abhijit Singh
Group Head-BaaS, Digital Ecosystem and International Banking

Mr. Abhijit Singh is the Head of Banking as a service (BaaS), Digital Ecosystem Banking and International Banking. He has an MBA in Finance from Jamnalal Bajaj Institute of Management Studies, Mumbai and holds a bachelor's degree in engineering from the University of Mumbai with over 25 years or experience. He has done pioneering work in emerging technologies like blockchain and aiding in large organizations' digital transformation.

2

Ajay Agarwal
Company Secretary and Group Head – Secretarial & Group Oversight

Mr. Ajay Agarwal is the Company Secretary and Compliance Officer under SEBI Regulations, of HDFC Bank. He is also Group Head - Secretarial and Group Oversight. He is a seasoned company secretary and governance professional with over 27 years of experience in corporate and securities law, corporate governance and legal & regulatory compliances. His role also includes enabling the Bank to have an effective oversight on its subsidiary companies to meet the regulatory requirements and expectations.

3

Anjani Kumar Rathor
Group Head - Digital & Customer Experience, Quality Initiative Group

Mr. Anjani Rathor is the Head - Digital & Customer Experience and Quality Initiative Group. He is responsible for Digital Experience, Customer Experience and Data. He holds a postgraduate diploma from IIM Calcutta and a bachelor's degree in technology from IIT Kharagpur. He has over 28 years of experience and joined the Bank in February 2020.

4

Arup Kumar Rakshit
Group Head – Treasury

Mr. Arup Rakshit is the Head of Treasury at HDFC Bank and is responsible for the ALM, Trading and Customer Business. He joined the Bank in 2006 and held leadership roles at Treasury Sales before becoming the Head of Treasury. He holds a B.Tech Degree, Banaras Hindu University, Varanasi, and an MBA from IIM Calcutta. He is having more than 34 years of experience.

5

Arvind Vohra
Group Head - Retail Assets, Rural Banking Group & SLI

Mr. Arvind Vohra is the Head of Retail Assets, Retail Agri and SLI businesses at the Bank. An electronics engineer by education, Mr. Vohra completed an MBA from Xavier Institute of Management, Bhubaneswar. He has 30 years of experience.

6

Ashima Khanna Bhat
Group Head - Virtual Channels, Virtual Care, Business Enhancement Unit, Channel Enablement Group and Infrastructure

Ms. Ashima Bhat is the Head of Virtual Relationship, Virtual Care, Virtual Sales Channels, BEU and Infrastructure functions at the Bank. Ms. Ashima Bhat has been with the Bank since its inception in 1994. In her 30 plus years journey with the Bank, she has managed diverse portfolios.

7

Ashish Parthasarthy
Group Head - Treasury, Retail Branch Banking, Virtual Care, Virtual Channels, Business Enhancement Unit, Infrastructure, Retail Trade and Forex, Alternate Banking and Channel Partnerships, Startup & Third Party Product – Research

Mr. Ashish Parthasarthy is the Head of Treasury, Retail Branch Banking, Virtual Care, Virtual Channels, Business Enhancement Unit, Infrastructure, Retail Trade and Forex, Alternate Banking and Channel Partnerships functions, Startup, Third Party Product- Research at the Bank. He holds a Bachelor's degree in engineering from the National Institute of Technology, Karnataka and a Postgraduate diploma in management from the Indian Institute of Management, Bangalore. He has over 36 years of experience in banking, with particular expertise in the interest rate and currency markets.

8

Gourab Roy
Group Head – Transactional
Banking Operations

Mr. Gourab Roy is the Head of
Transaction Banking Operations at
the Bank. He holds a Master degree
in Commerce. He has over 33
years of experience in the financial
services industry.

9

Jimmy M Tata
Chief Credit Officer and Group Head -
Collections, Debt Management, Credit
Intelligence & Control, Credit Analytics
and Innovation, Retail Credit Strategy
and Control, CTG Credit, Retail Agri
Credit, Credit Strategy Unit, Dept
for Special Ops, AFU, Retail Credit,
Wholesale Credit, SME Credit & Home
Loan Credit

Mr. Jimmy Tata is the Chief Credit
Officer at the Bank. He holds
a Master's degree in Financial
management from the Jamnalal
Bajaj Institute of Management. He
is a qualified Chartered Financial
Analyst from the Institute of Chartered
Financial Analysts of India. Mr. Tata
has been with the Bank since 1994
and has over 35 years of broad
experience across the banking and
financial sector. Mr. Tata is a Director
on the Board of the International
Asset Reconstruction Co. Pvt. Ltd
(IARC), HDB Financial Services Ltd
and a Trustee on the HDB Employees
Welfare Trust.

10

N Srinivasan
Group Head – Retail Asset Operations

Mr. N.Srinivasan is Head of retail
Assets Operations at the Bank. He
is a Chartered Accountant, Cost
Accountant and a Company Secretary.
He has over 34 years of experience in
financial services including 29 years in
banking operations.

11

Nirav Vimal Shah
Group Head - Corporate Banking,
Emerging Corporate Group &
Healthcare Finance

Mr. Nirav Shah is the Head of
Corporate Banking, Emerging
Corporate Group and Healthcare
Finance at the Bank. He holds a
Bachelor's degree in commerce and
a Master of Management Studies
in Finance from Mumbai University.
He has over 30 years of experience,
26 years of which has been with
the Bank.

12

Parag Rao
Group Head-Payments Business,
Liabilities Products, Consumer Finance
& Marketing

Mr. Parag Rao is the Head of
Payments, Liability Products,
Consumer Finance & Marketing
function at the Bank. He holds a
Master's degree in management
studies from S.P. Jain Institute of
Management, Mumbai University and
a Bachelor's degree in engineering
from the Regional Engineering College
in Jamshedpur. He has over 31 years
of professional experience.

13

Prashant Ramesh Mehra
Group Head - Collections,
Credit Intelligence and Control,
Debt Management

Mr. Prashant Ramesh Mehra is the
Head – Collections, Credit Intelligence
and Control and Debt Management
at HDFC Bank. In this role, he is
responsible for ensuring the portfolio
quality, debt management and NPA
control for the retail lending product
segments of the Bank. Mr. Mehra has
been with the Bank since December
1998. He holds a bachelor's degree in
production engineering and an MBA
from Mumbai University. He is having
more than 30 years of experience.

14

Prasun Singh
Group Head - Ethics Function

Mr. Prasun Singh heads the Ethics
function at the Bank. Mr. Singh holds
a Bachelor of Arts (Honours) degree
in French from Jawaharlal Nehru
University, New Delhi, an Executive
Postgraduate Programme in General
Management (EPGM) from MIT
Sloan School of Management, a Post
Graduate Diploma in Journalism and
a Bachelor of Laws (LLB) degree. He
has 30 years of experience.

15

Ramesh Lakshminarayanan
Chief Information Officer

Mr. Ramesh Lakshminarayanan is
the Chief Information Officer and
Group Head - IT at the Bank. He
holds a Bachelor's degree in physics



from Mumbai University and an MBA from the University of Pune. He is an industry veteran with over 25 years of experience.



16

Rakesh Kumar Rajput

Group Chief Compliance Officer- (Compliance)

Mr. Rakesh Kumar Rajput is the Chief Compliance Officer at the Bank since October 2023. Mr. Rajput holds a Bachelor of Science (Honrs) and is a Certified Associate of the Indian Institute of Bankers He holds an advanced Diploma in Business Management. He has 30 years of experience.



17

Rakesh Singh

Group Head - Capital & Commodity Markets, International Business, Private Banking Group, Digital Ecosystem, Baas & Thematic Research

Mr. Rakesh Singh is the Head of Financial Institutions, International Business, Private Banking Group, Digital Ecosystem, Thematic Research and BaaS. He holds an MBA from the Institute of Management Technology, Ghaziabad and has over 30 years of experience in the financial sector.



18

Raveesh Kumar Bhatia

Group Head - Emerging Corporates Group and Health Care Finance

Mr. Raveesh K. Bhatia is the Head of Emerging Corporates Group and Healthcare Finance. He is responsible for extending the wide range of the Bank's products and services to the mid-market segment and healthcare segment. Mr. Bhatia joined HDFC Bank in 2009 and has over three decades of work experience. Mr. Bhatia holds an MBA from IIM Ahmedabad.



19

Ravi Santhanam

Chief Marketing Officer,
Head - Direct to Consumer Business

Mr. Ravi Santhanam is Head and Chief Marketing Officer and Head – Direct to Consumer Business at HDFC Bank. He is responsible for driving the digital origination and fulfillment of all Bank products and all Direct to Consumer products of the Bank. He has over 28 years of experience. Mr. Santhanam has a mechanical engineering degree from Anna University and is also an alumnus of Indian Institute of Management Calcutta and Harvard Business School.



20

Sampath Sathyamurthy Kumar

Group Head - Retail Branch Banking II

Mr. S. Sampath Kumar is the Head of Retail Branch Banking II. He has over 31 years of experience and is an alumnus of the University of Madras, Tamil Nadu. He is having rich experience in NRI Domestic & Overseas Business, Third Party Products and Tele-Sales & Service Relationships.



21

Sanjay John D Souza

Group Head – Business Banking Group, Emerging Enterprises Group & Micro Enterprise Group

Mr. Sanjay D'Souza is the Head of Business Banking Group, Emerging and Informal Micro Enterprises Group at the Bank. Mr. D'Souza holds a Master's degree in Management Studies from the Sydenham Institute of Management Studies, as well as a Bachelor's degree in Mechanical Engineering from The National Institute of Technology, Karnataka. He is a seasoned banking professional with 33 years of overall experience.



22

Sanmoy Chakrabarti

Group Chief Risk Officer (Integrated Risk Management, Market Risk, ORMG, Risk Management, Treasury Mid office)

Mr. Sanmoy Chakrabarti serves as the Group Chief Risk Officer at HDFC Bank and its subsidiaries. He holds a Master's degree in Quantitative Economics from the Indian Statistical Institute. He has over two decades of experience in Risk Management.



23

Smita A Bhagat

Group Head - Retail Branch Banking I

Ms. Smita Bhagat is the Head of Retail Branch Banking-I, RTFX and Alternate Channel and Partnership. She holds bachelor's degrees in arts, economics and statistics, a master's degree of commerce in financial management, and an MBA from the University of









Rajasthan. She has more than 30 years of experience in banking and joined the Bank in 1999.



24

Srinivasan Vaidyanathan

Chief Financial Officer, (Finance including Business Intelligence Unit, Corporate Communications)

Mr. Srinivasan Vaidyanathan is the Chief Financial Officer at the Bank. He is a commerce graduate from Madras University. He is a Fellow of India Chartered Accountants and Cost & Management Accountants, Fellow of the UK Association of International Accountants and a Member of CMA, USA. He is also an MBA. Mr. Vaidyanathan is an All-India Rank Holder at the Intermediate and Final level of the Institute of Chartered Accountants of India. He has over 30 years of experience in the financial services industry.



25

Sudhir Kumar Jha

Group Head - Legal & Group General Counsel

Mr. Sudhir Kumar Jha is the Head of Legal function and Group General Counsel at the Bank. He is a qualified lawyer from Campus Law Centre, University of Delhi. He specialised in International Trade and Finance from Oxford University and did a Master's in Financial Management from Jamnalal Bajaj Institute of Management Studies (JBIMS), Mumbai. He has 33 years of experience.



26

Suketu Kapadia

Group Head - Internal Audit

Mr. Suketu Kapadia is the Group Head of Internal Audit function at the Bank. He is a Chartered Accountant and a member of The Institute of Chartered Accountants of India and holds a Bachelor's degree in Commerce from Mumbai University. He is also a Certified Information Systems Auditor. Mr. Kapadia is an audit professional with more than 29 years of experience in Assurance, Risk Management, Finance and Consulting.



27

Sumant Vinay Rampal

Group Head - Mortgage business (Home loan, LAP)

Mr. Sumant Vinay Rampal is the Head of Mortgage Business (Home Loan, LAP) at the Bank. He is an alumnus of the Symbosis Institute of International Business, Pune. Mr. Rampal has been a Corporate and Wholesale banker throughout his two-and-a-half-decade career with the Bank.



28

Sundaresan M

Group Head - RCSC, INF Credit, CAI & Credit Bureau Management

Mr. Sundaresan M. is Head of Retail Credit Strategy & Control at the bank. Since joining the bank in 2002, his portfolio of expertise spans policy development, credit strategy, risk analytics, underwriting, and collections. He is a graduate in Mechanical Engineering from PSG Tech Coimbatore and has honed his leadership and strategic skills at the Indian Institute of Management, Lucknow. He is having more than 30 years of experience.



29

Vinayak Ravindra Mavinkurve

Group Head – Realty Business Finance

Mr. Vinayak Mavinkurve is the Head of Realty Business Finance at the Bank. He holds a B.Tech degree in Electrical Engineering from VJTI, Mumbai and an MMS degree from NMIMS, Mumbai. He has 31 years of experience.



30

Vivek Jagdish Capoor

Group Head-FAG & Taxation

Mr. Vivek Capoor is the Head of Finance. He looks after the reporting of financials of the Bank under Indian GAAP and US GAAP and also oversees the corporate tax function. He graduated from the Sydenham College of Commerce and Economics and is a Chartered Accountant. He joined HDFC Bank in 1998 and has over 25 years experience in the banking and finance domain



Expanding Reach, Deepening Relationships

HDFC Bank's expanding branch network, backed by digital capabilities, ensures deeper customer engagement, drives deposit growth, and broadens financial access especially in the semi-urban and rural regions.



HDFC Bank is focused on expanding its distribution network to ensure sustainable funding for the future and tap into new markets. Opening new branches is about getting future ready as going by past experience maximum deposit mobilisation takes place from older branches. The Bank's expanded branch network and digital platforms have enabled effective reach across urban and rural markets Moreover, it believes that physical presence will be an integral component in customer engagement. As digitalisation advances, the branches are evolving from being mere transaction points into customer experience hubs, fostering deeper customer relationships and enhancing the overall banking experience.

Our strategically located 9,455 branches (51 per cent are in semi-urban and rural areas), help enhance customer service and broaden access to previously underserved markets. Our overseas branches are tailored to meet the specific needs of Non-Resident Indian (NRI) customers.

HDFC Bank's extensive distribution includes branches, Business Correspondents (BCs), ATMs, Cash Recycler Machines (CRMs) and merchant services—ensuring widespread customer accessibility. Further, the merger strengthens our geographic coverage by integrating HDFC Limited's footprint with the Bank's pan India network, ensuring comprehensive service across the country. Complementing this physical presence, our digital platforms and innovative products deliver seamless banking experiences.

In line with the Government's Digital Banking Units (DBUs) initiative, the Bank has established nine DBUs across Haridwar (Uttarakhand), Chandigarh, Faridabad (Haryana), South 24 Parganas (West Bengal), Pune (Maharashtra), Thane (Maharashtra), Panipat (Haryana), Patna (Bihar), and Salem (Tamil Nadu). These DBUs provide efficient, secure and paperless banking services.



Our Pan India Presence

Metro	Urban	Semi-Urban	Rural
2,664 Branches	**1,981** Branches	**3,182** Branches	**1,614** Branches
4 DBUs	**3** DBUs	**0** DBUs	**2** DBUs
2 Other BCs	**27** Other BCs	**320** Other BCs	**391** Other BCs
278 CSC BC	**616** CSC BC	**2,204** CSC BC	**11,561** CSC BC

9,441
Branches
(excluding 5
overseas branches)
+
9
DBUs
+
15,399
Total Business
Correspondents (BCs)
=
24,849
Total Banking
Outlets

7,915 Metro	**5,317** Urban	**6,007** Semi Urban	**1,900** Rural	**21,139** Total ATMs + Cash Recycler Machines Network

International Presence

The Bank's global footprint includes five branches located in Hong Kong, Bahrain, Dubai International Financial Centre (DIFC), Singapore and an IFSC Banking Unit in Gujarat International Finance Tec-City. Additionally, we have four representative offices in Kenya, Abu Dhabi, Dubai and London respectively, catering to Non-Resident Indians (NRIs) and Persons of Indian Origin. Our NRI clients are offered a diverse range of products, such as offshore deposits, bonds, equity, mutual funds, treasury and structured products, sourced through our Bahrain Branch from third-party providers. Additionally, our suite of products for corporate clients includes trade credits, foreign currency term loans, external commercial borrowings and derivatives for hedging purposes. As on March 31, 2025, our international business recorded a balance sheet size of US $ 10.83 billion, with advances comprising 1.75 per cent of the bank's total advances.

Driving Our CSR initiatives

Our extensive national footprint provides us with invaluable insights into diverse regions, including semi-urban and rural areas. We leverage this to drive our sustainable development agenda and empower communities across the country.

As of March 31, 2025 the total lives impacted through our CSR initiatives is over 10 crore* (*including both immediate and extended beneficiaries).

OUR JOURNEY

Landmark Moments

1977

- Housing Development Finance Corporation (HDFC) Limited was incorporated on October 17.
- HDFC promoted as a 'development finance institution' by the Industrial Credit and Investment Corporation of India Limited, the International Finance Corporation, Washington [IFC(W)] and His Royal Highness The Aga Khan.
- Mr. H. T. Parekh appointed as Chairman.

HDF

1978

- HDFC Limited's first Public Issue of equity shares of ₹10 crore.



1994

- Housing Development Finance Corporation (HDFC) Limited received an in-principle approval from the RBI to set up a private sector bank
- Incorporated in August 1994 as HDFC Bank Limited

1995

- Banking licence received in January 1995
- IPO oversubscribed 55 times
- Listed on BSE and NSE

First corporate office and branch opened

1997

maiden dividend announced

1997-98

New logo launched

HDFC BANK

1999

- Launched first international Debit Card in India in association with Visa International
- Began its digital journey by launching online real-time NetBanking
- First ever mega merger in Indian banking industry – Times Bank merged with HDFC Bank



2000

- A Bank with many firsts
- First Bank to launch Mobile Banking in India

Launched first SMS–based Mobile Banking

2001

- Overseas listing Listed on New York Stock Exchange (NYSE)
- Became the first private bank authorised to collect Income Tax

2003-04

- First bank in India to offer Credit Card in 100+ cities
- Touched 10 Lakh users

2006

Two new cards launched exclusively for women on International Women's Day

2008

- Opened first overseas commercial branch in Bahrain
- Merger of Centurion Bank of Punjab with HDFC Bank – One of the largest mergers in the Indian banking industry

2010

Launched 40% faster ATMs
first of its kind in Asia

2011

Growing market leadership – Expanded customer base to become market leaders in Auto Loans, Personal Loans, and Credit Cards



MILLENNIA
VISA

2012

- Launched Mobile Banking App in Hindi
- Launched a nationwide sports initiative – Josh Unlimited, for employees

2013

The Bank's Sustainable Livelihood Initiative (SLI) crosses a milestone - impacting 20 lakh household







OUR JOURNEY







2014

- Sustainability established as a core value of the Bank
- Created a new Guinness World Record for organising the largest single-day blood donation drive
- Became market leader in issuing Credit Cards in 2013-14 with 55 Lakh+ Cards

2015

- Launched its sonic branding i.e. Musical Logo (MOGO) to be used across multiple touch points
- Launched PayZapp, India's first 1-click mobile-pay solution
- Launched 10-second personal loan disbursement in the retail lending space
- Concurrent QIP issue and Follow-on offering: ₹9,723 crore

2016

- ATMs turned to LDMs (Loan Dispensing Machines)
- Launched SmartUp programme for Start-Ups

2017

Introduced EVA chatbot - India's first AI-based chatbot to provide customer service

eva

- Launched SmartUp Zones for Start-Ups
- Launched EasyEMI on Debit Cards
- Launched an all-in-one DigiPOS machine

2018

Next-gen MobileBanking App launched

Signed MoU with CSC, Govt of India to support financial inclusion in rural areas

2019

- Voted no.1 in India by customers in Forbes World's Best Banks Survey
- BSE inks pact with HDFC Bank to give a boost to Start-Up platform
- 1 Million+ units of blood collected via HDFC Bank Parivartan's Blood Donation Drive over a period of 12 years, primarily from employees
- Opened 5,000th branch
- Marked the start of its 25th year

2020

- Ranked India's most valuable brand (for the seventh consecutive year) by BrandZ Report
- Launch of HDFC Bank Millennia range of cards

MILLENNIA
VISA

- First ever leadership change (new MD & CEO, Mr. Sashidhar Jagdishan takes over)
- First-of-its-kind product launch: KGC-Shaurya card for armed forces
- Launch of contactless, consent-based customer on-boarding via video KYC facility
- Deploying mobile ATMs during the lockdown

2021

- Embarked on 'Project Future Ready'
- Pledged to become carbon neutral by 2031-32

2022

HDFC Bank and HDFC Ltd. announce transformational merger



Launched SmartHub Vyapar - A one-stop merchant solution App for all banking and business solutions



VIGIL AUNTY

Launched 'Vigil Aunty' campaign to promote freedom from fraud

2023

- Launched a revamped PayZapp 2.0 payments app that provides customers with a seamless, intuitive user experience with enhanced security features
- HDFC Bank and HDFC Limited merged with effect from July 1, 2023, creating one of the world's most valued Banks. This strengthened our position as a leading financial services conglomerate and completes its product suite through the addition of home loans.

2024

- RBI approved appointment of Mr. Kaizad Bharucha as Deputy Managing Director and Mr. Bhavesh Zaveri as Executive Director w.e.f. April 19, 2023
- Appointed Mr. V Srinivasa Rangan as Executive Director w.e.f. November 23, 2023
- Launched UPI QR code interoperable with Central Bank Digital Currency (CBDC), among the first banks in the country to complete the integration process.
- PayZapp 2.0 reached 75 lakh registrations
- Educated over 2 lakh citizens on safe digital banking practices pan India



2025

Launched PIXEL: A new generation of Digital Credit Cards



- Became only private sector bank to have a branch in Lakshadweep
- Inaugurated its first branch in Singapore.
- Launched 'Anmol Salary Account' - India's First Cyber Fraud Cover Integrated Offering for PSU Employees
- Launched GIGA - A Complete Financial Suite of Products for Gig Workers
- Became first domestic bank to execute a gold forward deal from GIFT City
- Tata Neu HDFC Bank Credit Card crosses a milestone - issuance of over 2 million cards.



Delivering Growth with Prudence

In a year in which India continued to remain the fastest-growing major economy, HDFC Bank consolidated its position as the country's largest private sector bank by Balance Sheet size while maintaining healthy asset quality.

The Balance Sheet size grew by 8.1 per cent in the fiscal, with a 14.1 per cent increase in Deposits and a 5.4 per cent growth in Advances. The Bank consolidated its position as the largest private sector bank by Balance Sheet size in India without compromising on asset quality.

This was achieved through the extensive reach across 9,455 branches as well as a strong digital footprint. Our Profit After Tax grew by 10.7 per cent and GNPA stood at 1.33 per cent.

The Cost to Income Ratio marginally increased to 40.5 per cent in FY25 from 40.2 per cent in FY24. The Bank added over 700 branches in the Financial Year ended March 31, 2025. The Net Interest Margin was at 3.48 per cent.

The Bank remains well-capitalised, reflected in a Capital Adequacy Ratio of 19.6 per cent. As a responsible bank, it has built a substantial cushion against any adverse impact with a Provision Coverage Ratio of 67.86 per cent. HDFC Bank continued to deliver value to shareholders, with a ROE of 14.6 per cent. The Earnings Per Share (EPS) increased by 2.9 per cent to ₹88.3, while dividend per share rose by 12.8 per cent to ₹22.0 in FY25.

Balance Sheet Size (₹ Cr)

39,10,199



FY25	**39,10,199**
FY24	36,17,623
FY23	24,66,081

Deposits (₹ Cr)

27,14,715



FY25	**27,14,715**
FY24	23,79,786
FY23	18,83,395

Gross NPA Ratio (%)

1.33



FY25	**1.33**
FY24	1.24
FY23	1.12

Cost to Income Ratio (%)

40.5



FY25	**40.5**
FY24	40.2
FY23	40.4

Profit After Tax (₹ Cr)

67,347



FY25	**67,347**
FY24	60,812
FY23	44,109

Earnings Per Share (₹)

88.3



FY25	**88.3**
FY24	85.8
FY23	79.3

Advances (₹ Cr)

26,19,609



FY25	**26,19,609**
FY24	24,84,862
FY23	16,00,586

Return on Equity (%)

14.6



FY25	**14.6**
FY24	16.1
FY23	17.4

Return on Assets (Average) (%)

1.91



FY25	**1.91**
FY24	1.98
FY23	2.07

Dividend Per Share (₹)

22.0



FY25	**22.0**
FY24	19.5
FY23	19.0

Rupee Spent FY25 (%)



- 6.6 — Tax Provisions
- 3.6 — Provisions
- 4.6 — Dividend
- 8.5 — Transfer to Reserve
- 21.2 — Operating Expense
- 55.5 — Interest Expense

Rupee Earned FY25 (%)



- 9.2 — Commission, Exchange, Brokerage
- 2.5 — Other Interest Income
- 1.4 — FX & Derivative Income
- 16.6 — Income from Investments
- 1.4 — Others
- 68.9 — Interest from Advances

Building India's Financial Future

Wholesale Banking



The Wholesale Banking business of HDFC Bank caters to a wide spectrum of clientele, including Large Corporates, Multinational Corporations, Government, Public Sector Enterprises, Emerging Corporates and Business Banking/SMEs. The Bank extends diverse and comprehensive end to end financial products and services, such as loans, deposits, payments, collections, tax solutions, trade finance, cash management solutions and corporate cards. Post the merger of HDFC Limited with HDFC Bank, the Bank inherited the realty finance business. The bank increased its focus to provide construction finance in residential, commercial space as well as lease rental discounting to leading developers in FY25.

The Bank's goal is to serve as a one-stop solution for the extensive business requirements of our customers in Wholesale Banking business. It offers personalised solutions to address specific customer requirements, supported by dedicated relationship managers who act as the single point of contact for all their banking needs. Leveraging the extensive experience in serving the wholesale segment, HDFC Bank has built a strong reputation for delivering quality and reliable services to its customers.

Retail Banking



HDFC Bank's Retail business serves a wide and diverse customer base, including individuals, salaried professionals, and small businesses such as Kirana stores, Self Help Groups (SHGs), and Non-Resident Indians (NRIs). With a focus on understanding and meeting the unique needs of these customers, the Bank offers a comprehensive suite of products and services. This includes Savings and Current accounts, a range of loan options for personal and business purposes, Credit and Debit cards, Digital wallets, Insurance and Investment products, and Remittance services. From affordable housing to home loans for NRIs, the Bank's extensive product portfolio is supported by advanced digital capabilities and deep industry expertise, ensuring a smooth and convenient experience for all its customers.

Treasury



The Treasury department oversees the Bank's cash and liquid assets and manages investments in securities and other market instruments. It is responsible for maintaining liquidity, monitoring interest rate risks on the balance sheet, and ensuring compliance with statutory reserve requirements. Additionally, the department addresses customers' treasury needs, generating fee income from customer transactions and handling their foreign exchange and interest rate risks.

Our Offerings

Loans and Deposits
Working Capital Facilities, Term Lending, Project Finance, Realty Finance Business, Supply Chain Financing, Export Finance, Trade Credit and Wholesale Deposits.

Investment Banking
Capital Finance through Debt/Equity Capital Markets, Mergers & Acquisitions, IPOs, Private Equity, Venture Capital Fund Raising, Loan Syndication and Customised Solutions.

Other Banking Products and Services
Forex & Derivatives, Custodial Services, Cash Management services, Letters of Credit, Guarantees and Correspondent Banking.

Loan Products
Personal, Auto, Gold, Two-Wheeler, Small Ticket Working Capital, Offshore, Agri and Tractor, Healthcare Finance, Commercial Vehicle & Equipment Finance, Infrastructure Finance, Loan Against Securities and Digital Loan against Mutual Funds.

Accounts and Deposits
Savings, Current and Corporate Salary Accounts, NRI Deposits, Fixed and Recurring Deposits.

Other Products and Services
Credit, Debit and Prepaid Cards, Digital Wallets, Wealth Management Solutions, Kisan Gold Card. A distributor of Mutual Funds as well as Life, General and Health Insurance.

Mortgages
Home Loans: Rural Housing Loans, Loan Against Property, Refinance and Home Loans to NRI's

Services Offered to Customers
Foreign Exchange and Derivatives' Transactions, Solutions on Hedging Strategies, Trade Solutions - Domestic and Cross Border, Bullion and Others.

Key Functions Performed
Manages the Asset/Liability of the Bank, maintains a portfolio of Government Securities in line with regulatory norms of RBI and others, manages the liquidity and interest rate risks on the balance sheet, and is also responsible for meeting statutory reserve requirements.

Our Edge

We are the Preferred Banker of Choice across segments, and this is enabled by:

Delivery of best-in-class services through customised solutions, products and through optimum use of technology

– Strong product proposition for NRIs through branches in India and overseas
– Our extensive distribution network combining both physical and digital channels to provide a seamless customer experience
– Market leader in several asset categories with best-in-class portfolio quality
– Pioneer and strong player in the digital loan marketplace
– Providing customers with a product suite across all asset classes for 'optimal asset allocation' depending on clients' risk profiles and goals
– Strong presence in Payments Business
– A leader in Cash Management Services, offering effective and tailored solutions.
– Open architecture, best-in-class portfolio quality and regular portfolio rebalancing
– Robust Risk Management practices across all businesses and activities
– Providing solutions to meet the hedging needs of non-residents in Indian markets.
– Integrated trade and treasury solution for customers
– Primary dealer for Government securities



Enabling Homeownership with Trust and Innovation



With over four and a half decades of experience in understanding the evolving aspirations of homebuyers, the HDFC Bank Group recognises that a home loan is more than a financial product, it's an emotional milestone and often the single largest investment in a person's life.

The merger marked a significant milestone, integrating the legacy of trust in housing finance with the scale and technology prowess of India's leading private sector bank. Post-merger, HDFC Bank now has the country's largest mortgage portfolio.

Key Highlights for the Financial Year 2024-25

- **Seamless Access:** Home loans are now available across a wide network of HDFC Bank branches and digital platforms, ensuring greater accessibility and convenience.

- **Customer-Centric Approach:** Tailored home loans offering coupled with products like savings accounts, credit cards, CD loans, insurance and wealth solutions basis customer requirements.

- **Cross-Sell Success:**
  - Over 95 per cent of new home loan customers are opening CASA accounts.
  - Over 50 per cent are opting for additional product offerings, strengthening long-term customer relationships.

- **Digital Leadership:** Continued investment in digital solutions has significantly improved turnaround times and customer convenience at every stage of the home loan journey.

- **Strategic Growth:** By leveraging the legacy home loan customer base, HDFC Bank is deepening its liability relationships and offering a full financial services suite across pay, save, invest, borrow, insure and trade.

- **Robust Demand Outlook:** With a strong institutional framework and rising urbanisation, the Bank is confident about the long-term housing demand in India and is well-positioned to be the preferred home loan partner.

HDFC Bank remains committed to delivering best-in-class mortgage solutions with trust and innovation backed by a deep understanding of its customers' needs.





Fuelling Growth in Semi-Urban and Rural India

The Commercial and Rural Cluster plays an important role in meeting Priority Sector Lending (PSL) requirements as well as advancing the Bank's financial inclusion goals. As on March 31, 2025, it managed ₹9.08 lakh crore portfolio, serving a diverse clientele encompassing Micro, Small and Medium Enterprises (MSMEs), farmers (including small and marginal), healthcare and equipment finance customers, commercial transport companies and joint liability and self-help groups.



The multitude of businesses within the Bank's Commercial and Rural Cluster are tied together by their significant presence in Semi Urban and Rural (SURU) India. Over half of the Bank's branches are strategically located in SURU regions, ensuring extensive coverage and accessibility to essential financial services . Over the past three years, the Bank has expanded its reach from 91,000 villages to 2.35 lakh villages. Further, the SME franchise is now present in 725 out of 789 districts. This distribution network facilitates easier access to banking facilities, empowering individuals and businesses in underserved geographies.

Going forward, the Bank aims to deepen its engagement in these geographies by offering a comprehensive suite of solutions tailored to the diverse financial needs of its clientele.

Driven by this expansive physical footprint and deep local engagement this vertical recorded a robust 12.8 per cent year-on-year growth in advances.

It plays a crucial role in fulfilling the Bank's Priority Sector Lending (PSL) requirements, contributing up to 65 per cent of the overall PSL portfolio. Recent changes in MSME thresholds and home loan eligibility under PSL have expanded the customer base driving further growth. With a focused district-level strategy, the Bank ranks among the top three MSME lenders in 21 states including a leadership position in 14. The PSL book continues to support the Bank's financial inclusion goals while remaining profitable, with a strong Return on Assets (ROA), robust asset quality, and effective risk management.



Agriculture finance remains a key revenue stream with strategic diversification into high-yield segments like dairy and horticulture. The Bank actively supports government initiatives such as Agriculture Infrastructure Fund (AIF), Farmer Producer Organisations (FPOs) and Pradhan Mantri Formalisation of Micro Food Processing Enterprises (PMFME), while extending credit to small and marginal farmers to further strengthen rural development and inclusive growth.

HDFC Bank's strategic focus on expanding into new territories and strengthening the sales force has enabled it to secure a leading market share in the commercial vehicle and equipment financing sector. Additionally, it is actively cultivating an ecosystem to enhance its reach within the Transportation Finance domain supported by strong OEM relationship.

In terms of servicing, a dedicated relationship team engages regularly with customers to address their banking needs through personalised support. These interactions also enable the Bank to offer suitable cross-sell solutions aligned with the customer's profile and business lifecycle.



Complementing its relationship-led model, the Bank has strengthened digital interventions to boost efficiency and service delivery. Customer data is directly sourced from account aggregators and statements, enabling quicker underwriting and digital summaries. Aadhaar-based authentication and verification are seamlessly integrated while small-ticket loans are sourced entirely through digital channels. An industry-first mobile app powers the pledge process under the Commercial and Rural Cluster. Going forward, the Bank will focus on enhancing digital account management, streamlining workflows and reducing administrative effort through technology-driven solutions.

Overall, the segment offers vast market potential, and the Bank is well-positioned to capitalise the opportunity through its strengths.

PRODUCT SUITE

Working Capital and Term Loan Assets
– Working Capital Loans
– Term Loans
– Supply Chain Management
– Project Finance
– Export Finance

Investment Banking
– IPOs, Private Equity, VC Fund Raise, Loan Syndication
– Mergers & Acquisitions

Transportation Finance Group
– Commercial Vehicle/ Equipment Finance
– Tractor Finance
– Infrastructure Finance

Trade Finance & FX Advisory
– Bank Guarantee/LCs
– International Trade
– Trade Flows & Derivatives

Sustainable Livelihood Initiative (SHG and JLG)
– Micro Finance

Agriculture Finance
– Crop Loan/ Farmer Finance
– KCC
– Dairy/Cattle Finance

Liabilities
– CASA Accounts
– Fixed Deposits
– Salary Account



Re-Imagining Value Creation

Following the merger, the number of HDFC Bank's subsidiaries has grown from 2 to 14 with five identified as key subsidiaries. This has significantly enhanced HDFC Bank Group's ability to offer comprehensive financial solutions to deepen and lengthen customer relationships.



Serving Your Financial Needs

We exist to assist Indians make better money choices, today and tomorrow

HDFC Life Insurance Company Limited



50.3%

HDB Financial Services Limited



94.3%

HDFC ERGO General Insurance Company Limited



50.3%

HDFC Asset Management Company Limited



52.5%

HDFC Securities Limited



94.5%

HDFC Bank has five key subsidiaries viz., HDFC Life Insurance Company Limited (HDFC Life), HDB Financial Services Limited (HDBFS), HDFC ERGO General Insurance Company Limited (HDFC ERGO), HDFC Asset Management Company Limited (HDFC AMC) and HDFC Securities Limited (HSL).

By leveraging synergies across the Group's ecosystem, we aim to deliver innovative financial solutions that anticipate and meet the evolving needs through the lifecycle.

Our collaborative strategy aims to empower our Group in facilitating deeper engagements across various touchpoints, fortifying connections, nurturing long-lasting customer relationships and facilitating cross sell. This advantage is pivotal in navigating the dynamic financial services landscape. In our efforts we are backed by a consolidated employee base with diverse skillsets, a combined branch network and various other physical/digital touchpoints.

We are committed to fostering progress together by harnessing our collaborative strengths to drive sustainable growth and profitability. HDFC Life and HDFC ERGO prepare their financial results in accordance with Indian GAAP and other subsidiaries do so in accordance with the notified Indian Accounting Standards ('Ind-AS').

The details of the subsidiaries including financial performance (on a standalone basis) and key initiatives for the Financial Year 2024-25 are given below.



HDFC Life Insurance Company Limited

Established in 2000, HDFC Life Insurance Company Limited ('HDFC Life' or the 'Company'), in which the Bank holds a 50.3 per cent stake, is a listed, leading, long-term life insurance solutions provider in India. It offers a broad range of individual and group plans across the Protection, Pension, Savings, Investment, Annuity and Health categories. Its portfolio comprises over 70 products and optional riders which are designed to meet the diverse needs of its customers.



FY25 Financials

In FY 2024-25, HDFC Life known for its innovative products and customer-centric approach has secured about 5 crore lives with an overall claim settlement ratio of 99.8 per cent. It has over 650 branches across India. For FY25, HDFC Life reported New Business Margin of 25.6 per cent, Value of New Business of ₹3,962 crore, an Embedded Value of ₹55,423 crore and delivered Profit After Tax of ₹1,802 crore. As on March 31 2025, HDFC Life had an AUM of ₹3,36,282 crore.



FY25 Key Initiatives

1. **Expanding Distribution Footprint:** Added 200+ branches in the last 24 months, of which 117 branches were added in FY25. It onboarded ~40 new partners in FY2024-25, such as Sundaram Finance, Aditya Birla Finance, Mirae Asset, Sharekhan, amongst others.

2. **Product Innovation:** Launched industry-first product in participating and pension segment - Click 2 Achieve Par Advantage and Sanchay Aajeevan Guaranteed Advantage (SAGA)

3. **Technology Transformation:** Technology initiative 'Project INSPIRE' aimed at reimagining systems and processes to be scalable and agile is progressing steadily and incremental tech assets are being rolled out through the course of the year



HDB Financial Services Limited

HDB Financial Services Limited (HDBFS), in which the Bank holds a 94.3 per cent stake, is a non-deposit taking NBFC. HDBFS has a comprehensive bouquet of products and service offerings that are tailor-made to suit its customers' requirements including first-time borrowers and the underserved segments. It is engaged in the business of lending, fee-based products and BPO services. The company has a strong network of over 1,771 branches spread across 1,170 cities.



FY25 Financials

The company's Profit After Tax stood at ₹2,176 crore as on March 31, 2025 compared to ₹2,461 crore as on March 31, 2024. The Total Loan Book grew by 18.47 per cent to ₹1,06,878 crore on March 31, 2025 compared to ₹90,218 crore on March 31, 2024. The Gross Non Performing Asset (GNPA) ratio stood at 2.26 per cent and Net Non Performing Asset (NNPA) ratio at 0.99 per cent as on March 31, 2025. GNPA stood at 1.90 per cent and NNPA at 0.63 per cent for the year ended March 31, 2024. Capital Adequacy Ratio stood at 19.22 per cent as on March 31, 2025.



FY25 Key Initiatives

CRM System

HDB Financial Services implemented an advanced CRM system to transform customer experience and improve operational efficiency. It enhances productivity and delivers a seamless customer experience. A cloud-based infrastructure ensures scalability. The real-time engagement capabilities of the CRM facilitated instant query resolution, proactive support and tailored offers using predictive analytics. By integrating multiple touch-points to deliver an omnichannel experience, HDBFS is poised to leverage this platform to increase its revenue streams.

NPCI's e-KYC Setu System

HDBFS has integrated NPCI's e-KYC Setu System streamlining the account opening process. Developed through a collaboration between the National Payments Corporation of India (NPCI) and the Unique Identification Authority of India (UIDAI), this system has enabled customers to open loan accounts without the need for document uploads. The secure OTP-based process has ensured quick and hassle-free authentication from any location. Additionally, it has enhanced financial inclusion and digitalised loan disbursement processes, providing convenience and accessibility to customers.



HDFC ERGO General Insurance Company Limited

HDFC ERGO General Insurance Company Limited (HDFC ERGO), in which the Bank holds a 50.3 per cent stake, offers a comprehensive bouquet of general insurance products - such as Health, Motor, Travel, Home, Personal Accident and Cyber Insurance for its retail customers. It also offers products like Property, Engineering, Marine and Liability Insurance to its SME & corporate customers. Further rural customers can secure crop and cattle insurance.



FY25 Financials

HDFC ERGO has demonstrated consistent profitable growth, achieving a 28 per cent CAGR over 17 years, outpacing the general insurance industry's 15 per cent. Its market share rose from 0.8 per cent in FY08 to 5.1 per cent in FY25. Profit After Tax grew 14 per cent year-on-year to ₹500 crore in FY25 from ₹438 crore in FY24.



FY25 Key Initiatives

1. HDFC ERGO made further investments in expanding its claims network. During FY25, it serviced motor OD claims across 648 districts. Further, its network of empanelled hospitals and diagnostic centres is spread across 610 districts of the country.

2. HDFC ERGO conducted the grand finale of the 1st edition of TechPreneur, a future forward start-up challenge to boost innovation in insurance, where 17 participants were shortlisted for the first round of pitching from among the initial competitive pool of over 140 start-ups.



HDFC Asset Management Company Limited

HDFC Asset Management Company Limited (HDFC AMC), investment manager to HDFC Mutual Fund, is one of India's largest mutual funds. With a 52.5 per cent stake held by HDFC Bank, it offers a wide range of savings and investment products to over 1.32 crore investors through 2.33 crore live accounts. Established in 1999, it has a strong presence across 280 offices, 95,000+ distribution partners and digital platforms. HDFC AMC also provides Portfolio Management Services and Alternative Investment Funds to HNIs, family offices, corporates, trusts, and institutions, ensuring accessible, efficient financial solutions across diverse customer segments.



FY25 Financials

Total Income for the Financial Year 2024-25 recorded a year-on-year growth of 28 per cent to ₹4,058 crore. Profit After Tax grew by 26 per cent to ₹2,461 crore.



FY25 Key Initiatives

1. Expanded product suite with 7 NFOs, taking the total to over 100 products and ₹7.5 lakh crore in overall AUM.

2. Strengthened the passive portfolio, raising the total to 44 passive funds across Index and ETFs, with ₹574 billion in AUM.

3. Added 26 new offices, bringing the total count to 280.

4. Enhanced the digital infrastructure to deliver a fast, secure and user-friendly investment experience with innovations like WhatsApp transactions and integration with Open Network for Digital Commerce (ONDC) platform.

5. Forayed into AIFs with the successful closure of its first Category II AIF Fund of Funds.

6. Strengthened international presence by launching three funds through wholly owned subsidiary, HDFC AMC International (IFSC) Limited.



HDFC Securities Limited

HDFC Securities Limited (HSL), in which the Bank holds a 94.5 per cent stake, is among the leading broking firms in India, serving 68 lakh customers with a comprehensive range of investment and protection products. It leverages real-time, data-driven insights and research-backed information to empower investors. HSL has 134 branches across 106 cities and towns as on March 31, 2025. Approximately, 96 per cent of its customers accessed its services digitally. HSL's ranking in NSE active clients has improved to the 6th position with 15.25 lakh customers from 7th position last year.



FY25 Financials

In the Financial Year 2024-25, HSL's total income grew ~23 per cent to ₹3,265 crore from ₹2,661 crore in the previous year. Net revenue (total income less finance costs) stood at ₹2,479 crore, up 20 per cent y-o-y. Operating expenses of ₹983 crore resulted in a cost-to-revenue ratio of 39.7 per cent. PAT was ₹1,125 crore, up 18 per cent. EPS was ₹638. The average margin trading funding (MTF) portfolio increased significantly by 50 per cent y-o-y to ₹8,343 crore. Equity trade volumes grew 24 per cent y-o-y to ₹8 lakh crore.



FY25 Key Initiatives

- Empowering Investors: HDFC Sky, HSL's flat price broking service app, saw remarkable growth in FY25. It facilitates seamless participation for investors and traders at all experience levels, offering a wide range of investment and trading options.

- To demystify financial jargon and promote literacy in core concepts of investing and trading, HDFC Sky unveiled the Sky Learn initiative, providing video-driven content across multiple digital channels. Embracing the motto 'Make Money Matter', HDFC Sky is committed to fostering a digital-first, tech-powered platform that empowers every Indian citizen to invest wisely and confidently.

OUR VALUE CREATION MODEL

CORE VALUES
Customer Focus | Operational Excellence | Product Leadership | People | Sustainability



CEO PRIORITIES
Employee First

Customer First

Technology First

Power of the Group

Influences

Shapes our view of

Reflects · Guides

OUR CONTEXT
1. External Environment
2. Stakeholder Engagement
3. Material Topics
4. Risk Management

Click the number beside each element for more information

BUSINESS SEGMENTS

Retail · Wholesale · Treasury

Serving financial needs of Indians

Drives · Responds to

OUR PERFORMANCE
KEY BUSINESS ACTIVITIES
Lending | Branch operations | Underwriting and risk management | Investment management | Asset-liability management | Time Deposits | Customer services | Current and Saving Accounts | Collections | At - Scale Distribution

OUTPUTS
- Total Deposits ₹27,14,714.9 crore
- Total Advances ₹26,19,608.6 crore
- Net Interest Income ₹1,22,670.1 crore
- Total Income ₹3,46,149.3 crore
- Share of Digital transactions in Total financial transactions – 97%
- Dividend per share – ₹22.0^

^Proposed

Impacts

Derived

OUR STRATEGIC PILLARS
- Branch Channel Engagement and Virtual Relationship Management (VRM)
- Government and Institutional (G&I) Business
- Wealth Management
- Technology & Digital
- Digital Marketing
- Payments Business
- Retail Assets
- Mortgage Assets
- Commercial & Rural Cluster
- Corporate Cluster

Click here for more on our priorities and the Strategic pillars of the bank

GOVERNANCE FRAMEWORK

OUR PERFORMANCE ACROSS CAPITALS

Inputs	Outcomes	Risks & SDGs

FINANCIAL
Inputs
- Total Deposits – ₹27,14,714.9 crore
- Shareholders fund – ₹5,01,424.6 crore
- Borrowings – ₹5,47,930.9 crore

Outcomes
- Total Net Revenues – ₹1,68,302.4 crore
- Profit after tax – ₹67,347.4 crore
- Return on Average Assets – 1.91%
- Return on Equity – 14.6%
- Cost-to-income ratio – 40.5%
- Capital Adequacy Ratio – 19.6%
- Net NPA – 0.43%
- Dividend Per Share – ₹22.0^

^Proposed

Risks & SDGs: 1 2 3 4 5 6 7 8 9 10

HUMAN
Inputs
- Employee base – 2,14,521
- Employee expense Staff Cost – ₹23,900.5 crore
- Learning and Development initiatives
- Diversity, Equity and Inclusion initiatives
- Talent Management
- Culture Ecosystem - Nurture, Care & Collaborate

Outcomes
- Women in workforce – 26.14%
- Total Learning Hours – 1,24,95,372
- Employee attrition rate - 22.60%

Risks & SDGs: 4 5

INTELLECTUAL
Inputs
- Credit policy and underwriting skills
- Digital solution and factory, Enterprise Factory
- Risk management framework integrating ESG factors
- Implementation framework on carbon neutrality
- State-of-the-art data centers
- Adoption of a zero-trust architecture approach supported by a sound Information and cyber security policy to ensure protection against cyberattacks

Outcomes
- 86% of our acquisitions are digital
- 97% of our financial transactions are digital
- 79% of servicing happens digitally
- 19.3 lakh merchants active on our Smarthub Vyapar App
- Average customer uptime increased to 99.95%
- Brand Valuation – US$ 44.96 Billion*
- PayZapp has crossed 1.6 crore registrations as of March 31, 2025

*As per Kantar BrandZ Most Valuable Global Brands 2025

Risks & SDGs: 1 8 9

SOCIAL & RELATIONSHIP
Inputs
- Customer base – 9.7 crore
- CSR Spends on Parivartan projects – ₹1,068.03 crore
- No. of CSR implementation partners - 214
- Aligning stakeholders to ESG
- Partnership with Government

Outcomes
- MSCI ESG Rating – AA
- Leadership category with score of 71 in CRISIL ESG Ratings for FY 2023-24 disclosures
- S&P Corporate Sustainability Assessment - 85th Percentile (in FY 2024-25)
- 10.56 crore lives impacted as on March 31, 2025 (cumulatively - Including both immediate and extended beneficiaries)

Risks & SDGs: 1 5 6 7 8 9 10

NATURAL
Inputs
- Smart IOT based building management systems (BMS) active at about 350 branches
- All new branches and offices evaluated for IGBC certification- 2,507 branches and offices green certified till date
- Installation of Active Harmonic Filters: 84 locations
- Sustainable Finance portfolio contributing to India's NDCs and global SDGs

Outcomes
- Energy saved through IoT based BMS implementation: 623.84 MWh
- Reduction in Scope 1 & 2 emission intensity per ₹Cr revenue from operations: 45%
- 19 office and branch locations received 100% green power in FY 25
- Sustainable bond proceeds of 150 Million USD allocated towards green transportation and MSMEs, verified and certified by a leading third party auditor
- Sustainable finance portfolio of 18.69%

Risks & SDGs: 1 5

MANUFACTURED
Inputs
- New branches opened in FY25 - 719
- ATMs, Corporate office, digital factories, data warehouse and others
- Bangalore 'Netmagic· DC3B' Certified green data center

Outcomes
- Total Banking Outlets – 24,854 (inclusive of 5 overseas branches)
- Total Branches – 9,455 (Inclusive of Overseas Branches and DBUs) – of which 51% are SURU branches
- Total Fixed Point Business Correspondents – 15,399
- ATMs + Cash Recycler Machines – 21,139
- Cities/towns covered – 4,150

Risks & SDGs: 4 5

         

1. Credit Risk
2. Market Risk
3. Compliance Risk
4. Operational Risk
5. Climate Risk
6. Liquidity Risk
7. Reputation Risk
8. Technology Risk
9. Cyber and Data Risk
10. Risk of spill-over from Subsidiaries

Building Value through Collaborations

HDFC Bank is deeply committed to forging strong, purpose-driven partnerships with stakeholders through consistent, meaningful engagements throughout the year. By listening intently to their priorities and needs, we identify issues most critical to driving the Bank's value creation while crafting innovative, forward-looking solutions that deliver lasting impact.



Identify potential topics

Define stakeholder groups

Stakeholder engagement and prioritisation

Revisit of material issues by the internal stakeholders

Revised materiality map

Our Stakeholder Engagement Process

Purpose of Stakeholder Engagement

Assessing Impact

We collaborate with stakeholders to evaluate the actual and potential Environmental, Social, and Governance (ESG) impact from our activities. This process helps us actively address concerns and uncover opportunities for positive change.

Developing Solutions

Working together with stakeholders is essential for identifying and implementing effective strategies to prevent and reduce potential risks.

Respecting Stakeholder Rights

We understand that engaging with stakeholders goes beyond simply meeting our objectives—it's also about respecting their rights. To that end, we are dedicated to upholding these rights and promoting an open and inclusive dialogue.

To truly amplify the voices of our stakeholders, the Bank has taken bold steps by establishing diverse communication channels and fostering direct engagement through the departments most connected to them. By actively monitoring the issues that matter most to stakeholders, their feedback has become a powerful catalyst for our internal growth and transformation.

Stakeholder Groups



Customers



Employees



Vendors



Regulatory Bodies



Investors & Shareholders



Community

We strategically map stakeholders based on their interest, influence, and impact; prioritise them by relevance, and craft tailored engagement strategies to address their unique needs. In FY 2024-25, the Bank deepened its commitment to meaningful dialogue with key stakeholder groups through a variety of initiatives, as follows.



Customers



9.7 crore +
Customer Base

Key Concerns
- Ease of transacting across channels
- Customer-centric products and services
- Digital finance innovation
- Customer data management
- Consumer rights protection

Response
- New products enabled by the Bank's digitisation strategy
- Making personalised recommendations through a Virtual Relationship Manager (VRM)
- Information Education Communication (IEC) activities on data security and privacy

Channels of Communication
- Online and postal communication
- Customer satisfaction surveys
- Customer feedback
- Regular interaction with customers

Type
Information, Consultation

Frequency
Continuous

Value Drivers
- HDFC Bank proudly serves over 9.7 crore customers, empowering them with seamless access to world-class financial services through an extensive network of more than 9,455 branches and 21,139 ATMs/CDMs across 4,150 cities and towns as of March 31, 2025.
- We champion accessibility by ensuring our services reach all customers, including those with disabilities. Every ATM is equipped with voice-guided systems and Braille keypads to empower the visually impaired, while over 2,044 locations feature ramps to support wheelchair users.

Employees

58.25
Average Training Hours

Key Concerns
- Employee engagement
- Culture and employee experience
- Employee wellness and safety
- Learning and Development (L&D)
- Inclusive work culture
- Work-life balance

Response
- Maintain high-level of ongoing employee connect and periodically obtain feedback through dipstick assessments and surveys

- Focus on various aspects of employee wellness through the HDFC 'Bank Cares' Initiative
- Strengthen focus on L&D by offering best-in-class learning resources and leveraging technology for enabling learning anywhere and at anytime

Channels of Communication
- On-ground and virtual connect with employees
- Leadership and manager connect

- Engagement and Pulse surveys
- Employee connect initiatives like talent hunt, wellness initiatives etc. some of which also include their families

Type
Information, Consultation, Participation

Frequency
On-going/Periodic/Annual performance reviews

Value Drivers
- We have a diverse workforce of over 2.14 lakh employees across different locations.
- We are dedicated to embedding the 'HDFC Bank Way'—our cultural framework—into every employee's journey, ensuring a superior experience, with women constituting 26.1% of our total workforce as of March 31, 2025.
- We strive to provide periodic training and updates on ESG to all employees - including members of the CSR & ESG Committee of the Board. In FY 2024-25, a total of 1.25 crore learning hours were recorded, reflecting a rise of over 88% in learning hours per employee compared to FY 2023-24.



Vendors



Vendors comply with all applicable laws including labour laws and human rights

Key Concerns
– Governance and ethical practices
– Transparency in sourcing processes
– Support for MSMEs and local vendors

Response
– Ensure timely payment for services
– Whistle Blower Policy to ensure good practices
– Preparation for BRSR Core value chain reporting
– Direct sourcing of input material from MSMEs/ small producers

Channels of Communication
– Regular meetings
– Phone calls and surveys

Type
Information, Consultation

Frequency
Continuous Annual performance review

Value Drivers
– We work closely with our vendors to promote the integration of environmental and social concerns, emphasising the importance of adding value beyond economic gains. Our ESG policy framework ensures that vendors and suppliers comply with labour laws and human rights. We are strengthening our internal systems to enhance our engagement with the suppliers for reporting on BRSR Core KPIs and BRSR value chain reporting.

Regulatory Bodies



4.5 Million Enrolments under various security schemes in FY 2024-25

Key Concerns
– Compliance including public disclosure and reasonable assurance of BRSR Core KPIs
– Social security schemes
– Relevant national mandates
– Risk Management and Internal Controls

Response
– Compliance and ethics- oriented culture including formulation of relevant policy frameworks and enforcement thereof
– Awareness generation on the mandates by the Government of India
– Strengthening of internal processes for BRSR Core reporting

Channels of Communication
– Regular meetings
– Policy updates and ministry directives
– Mandatory filings with key regulators

Type
Information, Consultation, Participation

Frequency
Continuous as per requirement

Value Drivers
– We ensure adherence to compliance standards set by the regulatory bodies. In FY 2024-25, we maintained 100% compliance with all regulatory filings and disclosures. Additionally, The Bank attained reasonable assurance for BRSR Core KPIs in public disclosure in line with SEBI circular dated Dec 18, 2024
– The Bank facilitated the opening of more than 50 lakh PMJDY accounts and undertook 90.97 lakh customer enrollments in social security schemes (PMJJBY, PMSBY and APY) since inception.

Investors and Shareholders



39 lakh+
shareholders

Key Concerns
– Compliance
– Governance and ethical practices
– Economic performance
– Financial Inclusion

Response
– Policies and demonstration of responsible business conduct

Channels of Communication
– Quarterly financial reports, Press releases, Results conference call and Investor presentations

– Investor conferences, Analyst day, Investor days, Interactions with shareholders and Annual /Extra- Ordinary General Meetings

Type
Information, Participation

Frequency
Continuous/Quarterly/ Annual

Value Drivers
– Our Board-approved ESGRM framework, overseen by the CSR & ESG Committee of the Board and executed through collaborative management committees and cross-functional working groups, drives our commitment to responsible banking.
– We ensure transparency of disclosures by disclosing our ESG performance in the Integrated Annual Report.
– We also partner with borrowers to promote sustainable practices, encouraging them to measure and disclose ESG factors, driving informed decisions and a positive environmental impact.

Community



10.56 crore
Lives impacted
since inception

Key Concerns
– Poverty and drudgery alleviation
– Improvement in quality of education
– Efficient resource management
– Environmental sustainability
– Improvement in community hygiene and sanitation

Response
– Holistic Rural Development Programme Focused education and skill development

– Soil and water conservation
– Sustainable livelihood initiative
– Financial literacy camps

Channels of Communication
– Planning, meeting, and exercises – Needs assessment/Baselining/ Participatory Rural Appraisal
– Focused Group Discussions
– Consultative workshops
– Awareness sessions and field demonstrations
– Periodic progress reviews and monitoring

Type
Information, Consultation, Participation

Frequency
Continuous Annual performance review

Value Drivers
– We focus on improving lives of communities through CSR goals across six thematic areas: Rural Development, Promotion of Education, Skill Development & Livelihood Enhancement, Healthcare & Hygiene, Financial Literacy & Inclusion, and Natural Resource Management.
– Under the Companies Act, 2013, Indian banks are mandated to spend 2% of their average net profits on CSR activities under the Companies Act, 2013. The CSR spend for FY 25 was ₹1,068 crore.
– Parivartan, our CSR brand, has already impacted over 10.56 crore lives across the country.



MATERIALITY

Measuring Meaningful Impacts

HDFC Bank conducts materiality assessments to identify and prioritise sustainability issues that are critical to our business and stakeholders. In FY 2023-24, we updated our process in line with the GRI Universal Standards 2021, adopting a double materiality approach to evaluate both financial relevance and broader environmental, social, and economic impacts. Building on the 16 topics identified in FY 2022-23 through stakeholder engagement and benchmarking, we reassessed each for impact significance, likelihood, and strategic relevance. This led to a refined set of 14 topics—9 with positive and 5 with negative impacts. The evaluation was further informed by annual performance trends and key impact indicators, ensuring alignment with stakeholder expectations and our sustainability goals.

Materiality Assessment Process

Identification of Material Topics

We reviewed the 16 sustainability topics, identified through stakeholder inputs, data analysis and benchmarking. External experts helped refine impact definitions, ensuring relevance to regulatory, industry and internal priorities.

Weighted Prioritisation

We prioritised these topics by consolidating stakeholder survey responses, assigning weights to each stakeholder group based on their relevance. Scores were calculated considering the reach, magnitude, and likelihood of impacts across our value chain, categorising topics as 'Most Important,' 'Important,' or 'Less Important.'

Evaluation of potential positive and negative impacts and reprioritisation of results

We analysed the economic, environmental, and social impacts of each topic, using stakeholder inputs. Applying a double materiality lens, we refined and merged overlaps, narrowing 16 material topics to 14, ensuring they reflect both HDFC Bank's financial priorities and broader societal impact.

Integration into Risk Management Framework

These 14 topics were mapped against our risk management framework, identifying 9 as opportunities and 5 as potential risks, informed by annual due diligence on impact trends and stakeholder feedback, including investor ESG priorities.

Materiality Matrix Sign off

The final materiality matrix, calibrated with stakeholder opinions and performance indicators, led to the final ranking of the 14 sustainability issues into a materiality matrix.

The final analysis was presented to the Board of Directors.

Materiality Matrix

IMPACT MATERIALITY
HDFC Bank's impact on the planet and society

- Climate Change
- Sustainable & Responsible financing
- Economic Performance
- Compliance
- Sustainable Procurement
- Systemic Risk Management
- Corporate Governance and Ethics
- Customer Privacy and Data Security
- Financial Inclusion
- Digital Leadership
- Asset Quality
- Community-wellbeing
- Customer Satisfaction
- Employee Practices

FINANCIAL MATERIALITY
The planet and society's impact on HDFC Bank's financial performance





Management of Material Topic

Economic Performance

GRI topics: 201

Capitals Impacted: SR F I M H



Relevant Stakeholders:



Economic performance is critical to maintain stability and positive momentum. We strive to always provide our stakeholders with increased long-term value. Even in difficult economic times, we have performed admirably because of careful management and capital allocation strategies.

Description of Impact

(Opportunity, Actual Positive Impact)

During periods of economic upturns, we experience increased opportunities for growth and profitability. These favourable economic conditions create a conducive environment for strategic investments and business expansion initiatives. As we align our growth with that of the economy, we plan to capitalise on the increased demand for financial services, expand our customer base, and explore new avenues for revenue generation.

FY25 Performance

₹3,46,149.3 crore
Total Income

₹67,347.4 crore
Profit after tax

Compliance

GRI topics: 2-27

Capitals Impacted: F H N

Relevant Stakeholders:







We operate in a highly regulated industry where compliance is non-negotiable. As applicable, all our operations comply with legal, environmental, and social requirements imposed by regulatory bodies.

Description of Impact

(Compliance Risk, Potential Negative Impact)

Non-compliance with regulations can result in regulatory fines, legal actions, and reputational damage, as well as impact the Bank's ability to operate within legal boundaries. We maintain a strong foundation for regulatory compliance through periodic employee trainings, code of conduct, implementation of statutory laws, policies such as those on anti-corruption, anti- bribery, POSH, regular internal audits and robust incident response planning.

FY25 Performance

Zero
Environmental Non-Compliance Reported

Zero
Social Non-Compliance Reported



Customers | Employees | Vendors | Government and Regulatory Bodies | Investors & Shareholders | Community



















F Financial | I Intellectual | M Manufactured | H Human | SR Social and Relationship | N Natural





Sustainable & Responsible Financing

GRI topics: 2-22

Capitals Impacted:  F SR N

Relevant Stakeholders:

At HDFC Bank, we recognise the significant influence we have through our lending and financing activities. Engaging in sustainable and responsible financing practices allows us to invest in projects and industries that have positive environmental and social impacts. This not only aligns our values with the growing demand for ethical and sustainable investments but also enhances the Bank's reputation as a socially responsible institution. Furthermore, sustainable financing helps us improve our risk management practices by reducing exposure to environmentally and socially risky assets as well as foster long-term relationships with clients who prioritise sustainability.

We believe in Responsible Financing and, as a rule, do not fund projects that are part of our Prohibition List owing to the negative impact on the environment, health, and safety. Our goal is to make funding available for environmentally viable projects that help mitigate climate change. To reduce our carbon footprint, we continue to invest in renewable energy and energy efficiency projects and encourage our customers to make "green banking" decisions.

Description of Impact

(Opportunity, Actual Positive Impact)

At HDFC Bank, we have adopted an enhanced and more comprehensive "ESG & Climate Change Assessment" framework, as part of our overall credit assessment for wholesale corporate borrowers. Further, the Bank has in place a "Sustainable Financing Criteria" Framework ("the Framework") to enhance our portfolio from a climate and ESG perspective.

FY25 Performance

18.69%
Green and Social Financing Contribution to Total Finance

₹4,94,140 crore
Disbursed across Sustainable Finance sectors in FY25

 Customers  Employees  Vendors  Government and Regulatory Bodies Investors & Shareholders  Community

F Financial I Intellectual M Manufactured H Human SR Social and Relationship N Natural



Management of Material Topic

Corporate Governance and Ethics

GRI topics: 2-9 to 2-23, 205, 206, 415

Capitals Impacted: F I H SR







Relevant Stakeholders:



At HDFC Bank, we believe strong corporate governance is fundamental to our long-term success. We achieve this through a multi-pronged approach, prioritising transparency in disclosures and continuous improvement in our governance structure. We maintain open communication channels for clear and consistent information disclosure, fostering trust amongst our stakeholders. Our commitment extends beyond regulations, integrating ethical considerations into daily operations. We have a fair and independent Board that promotes responsible business practices taking into account, the economic, social, and environmental aspects of our business.

Description of Impact

(Opportunity, Actual Positive Impact)

Our Corporate Governance philosophy is articulated in our ESG framework, providing direction around the cardinal principles of independence, accountability, transparency, fair disclosures, responsibility and credibility in the way we conduct our operations. We adhere to all relevant regulations, including the Indian Companies Act, Banking Regulation Act, and directives from RBI and SEBI. Our commitment extends beyond compliance, as evidenced by our policies and guidelines. We have policies on Antibribery and Anti-Corruption and Code of Conduct that ensure ethical operations. The Bank is committed to conducting its business in a transparent and ethical manner in accordance with the highest legal standards. We have a zero-tolerance approach to bribery and corruption in all its forms. In FY 25, there were 20 incidents of corruption, wherein employees were dismissed or disciplined for corruption. The Bank implements multiple measures to detect and prevent bribery and corruption in its operations. In FY 25, 97% of our total employees have undergone integrity based training programmes.

FY25 Performance

7 out of 13
Independent Directors

23%
Women Representation on the Board

97%
Of our employees have undergone training on anticorruption policies and procedures



Customers | Employees | Vendors | Government and Regulatory Bodies | Investors & Shareholders | Community





















F Financial | I Intellectual | M Manufactured | H Human | SR Social and Relationship | N Natural



Systemic Risk Management

GRI topics: 2-25

Capitals Impacted: F I M H N SR











Relevant Stakeholders:







Effective risk management safeguards our financial health by identifying, assessing, and mitigating potential losses from credit defaults, market fluctuations, liquidity issues, interest rate changes, and operational failures. Through the effective use of processes, information, and technology, we have developed a multi-layered risk management strategy that identifies, assesses, monitors, and manages risks (credit risk, market risk, liquidity risk, interest rate risk, and operational risk). Our framework incorporates a Board-approved Stress Testing Policy & System, a vital component of our Internal Capital Adequacy Assessment Process (ICAAP). Stress testing plays a vital role in this assessment by simulating a variety of stressful, yet realistic scenarios to assess our vulnerability to extreme conditions.

Description of Impact

(Reputational Risk, Potential Negative Impact)

Effective risk management is crucial to safeguard our financial health and prevent systemic instability. As a result, our multi-layered risk management strategy actively identifies, assesses, and reports the risks inherent to our business operations to the appropriate levels of management so that risk mitigation actions can be implemented.

Furthermore, we recognise the growing importance of environmental, social, and governance (ESG) factors. Our ESG & Climate Change Assessment framework helps us identify and mitigate potential ESG risks, and climate change threats associated with our borrowers and their business operations.

Our independent risk management function ensures objectivity and oversight. A robust risk assessment helps us evaluate the likelihood and potential impact of each risk. We then implement a combination of mitigation techniques, such as setting credit limits, diversifying loan portfolios, managing interest rate exposure and implementing robust internal controls, to proactively manage these risks.

FY25 Performance

12
Number of risks identified

Emerging Risk

a) Geopolitical

b) Macroeconomic



Customers · Employees · Vendors · Government and Regulatory Bodies · Investors & Shareholders · Community



















F Financial · I Intellectual · M Manufactured · H Human · SR Social and Relationship · N Natural



Management of Material Topic

Financial Inclusion

GRI topics: 203

Capitals Impacted:   SR F H

Relevant Stakeholders:

Financial inclusion is a pressing issue, and the banking sector bears the responsibility of serving the underbanked people in rural, semi-urban, urban and metropolitan India. We see this as an opportunity to broaden our reach and make our services more accessible to the poorest people across the country.

Description of Impact

(Opportunity, Actual Positive Impact)

Financial inclusion at HDFC Bank goes beyond traditional market expansion to offer opportunities to tap into untapped markets. This fosters financial stability and economic participation at the individual and community level. While we continue to focus on the Corporate Cluster and Government Business to increase penetration, our business segment of Commercial (MSME) and Rural Banking is well-positioned to capture the next wave of growth. These initiatives will focus on extending outreach to unbanked segments, equipping them with the necessary tools for effective financial management and increased economic engagement.

FY25 Performance

2.35 lakh
Villages served in Semi Urban and Rural India

51%
Branches opened in Semi urban and Rural Areas

Digital Leadership

GRI topics: 418

Capitals Impacted: SR

Relevant Stakeholders:

Digital leadership allows us to innovate, improve efficiency, and enhance customer experience, offering opportunities for growth and competitive advantage in the digital era. We believe in our ability to consolidate the market leadership in digital banking and ensuring the Bank is future-ready through continued investments in technology and talent.

Description of Impact

(Opportunity, Potential Positive Impact)

By developing mobile banking applications and net banking solutions, we have solidified our competitive edge and contributed to the transformation towards a digital and connected economy. Our user-friendly mobile apps and net banking interfaces not only empower customers with 24/7 access but also facilitate accessibility, simplicity, and agility apart from fostering financial inclusion and economic growth for geographically isolated populations and small businesses. Additionally, we are continuously developing newer innovative and digital financial products and services to further solidify our position as a leader in the digital banking landscape.

FY25 Performance

97%
Of our financial transactions are digital

86%
Of our acquisitions are digital

 Customers    Employees    Vendors    Government and Regulatory Bodies    Investors & Shareholders    Community

F Financial   I Intellectual   M Manufactured   H Human   SR Social and Relationship   N Natural

Asset Quality

GRI topics: 418

Capitals Impacted: F M SR N

Relevant Stakeholders:

HDFC Bank prioritises responsible asset management practices throughout the loan lifecycle, contributing to a sustainable financial system. Regularly monitoring and managing asset quality are essential for maintaining the Bank's financial stability and ensuring that we meet the obligations to depositors and other stakeholders.

Description of Impact

(Reputational Risk, Potential Negative Impact)

Asset quality is a fundamental risk for banks, directly impacting our financial stability. Our assets are essentially promises of future repayment. Weak asset quality can lead to financial losses and trigger a domino effect. This in turn can limit our ability to lend. In severe cases, very poor asset quality can even lead to disrupting the financial system and impacting depositors and the broader economy. Therefore, maintaining a high standard of asset quality is critical for us to ensure our own financial well-being and contribute to a healthy financial system. As part of our Environmental, Social, and Governance (ESG) Risk Management Framework, we evaluate the environmental and social risks and opportunities associated with our lending activities. This analysis guides our lending decisions and fosters client relationships that promote sustainable business practices.

FY25 Performance

1.33%
Gross NPA ratio

Sustainable Procurement

GRI topics: 204, 308, 414

Capitals Impacted: F M SR N

Relevant Stakeholders:

HDFC Bank implements a strategic approach to procurement, integrating environmentally and socially responsible considerations into our procurement practices. This approach yields operational efficiency, minimises waste generation, and reduces long-term operational expenditures for us.

Description of Impact

(Opportunity, Actual Positive Impact)

As part of our ESG Policy Framework, we recognise the need to work closely with our suppliers to reduce waste, improve efficiency, reduce carbon footprint, and engage with them to understand their commitment towards human rights and labour practices.

We will thus continue to work towards greater integration of environmental & social considerations in our procurement practices. The Bank will make efforts to procure products which are recycled, environment friendly, energy-efficient, and locally sourced.

FY25 Performance

24%
Recycled paper of total stationery paper procured

 Customers    Employees    Vendors    Government and Regulatory Bodies   Investors & Shareholders   Community

 F Financial   I Intellectual   M Manufactured   H Human   SR Social and Relationship   N Natural



Management of Material Topic

Customer Privacy and Data Security

GRI topics: 418

Capitals Impacted: SR F I M H









Relevant Stakeholders:







Being in the service sector, Information Security and Data Protection are of utmost importance to us. We have implemented robust Information Security and Data Protection measures to ensure that our data protection practices strictly adhere to the Banking Codes and Standards Board of India's (BCSBI) 'Code of Bank's Commitment to Customers' and Employee and Customer Awareness Procedures. A Board-level IT Strategy Committee, chaired by an IT Director, oversees these critical functions.

Description of Impact

(Cyber and Data Risk, Potential Negative Impact)

We work in a highly automated environment and use cutting-edge technology to support a variety of operations with excessive dependence on service providers for cybersecurity. To avoid potential risks associated with system failures, cyberattacks, and information leaks, we have implemented dedicated Information Security and Cyber Security Policies. Furthermore, an independent assurance team within the Internal Audit function of the Bank continually assesses the effectiveness of our IT risk management strategies to ensure business continuity.

FY25 Performance

Zero
Data breaches in FY 2024-25

100%
Eligible employees mandated to undergo cybersecurity training



Customers | Employees | Vendors | Government and Regulatory Bodies | Investors & Shareholders | Community





















F Financial | I Intellectual | M Manufactured | H Human | SR Social and Relationship | N Natural

Customer Satisfaction

GRI topics: 417, 418

Capitals Impacted: SR I H

Relevant Stakeholders:









At HDFC Bank, customer satisfaction is paramount. We achieve this through a customer-centric approach, prioritising excellent service, personalised experiences and efficient solutions. Our customer-centric approach caters to the financial goals of our customers while providing them with insightful, relevant, contextualised, and hyper-personalised experiences, highlighting the value we place on exceeding customer expectations,

Description of Impact

(Opportunity, Actual Positive Impact)

We actively gather customer feedback through regular satisfaction surveys, allowing us to use their valuable input to continuously improve our products and services. We adhere to RBI's Customer Rights, Grievances Redressal, and Compensation Policy, ensuring fair treatment for our customers. Moreover, we have multiple convenient channels, including 24/7 telephone support, intelligent customer service options, and visitor message boards for customers to connect directly with the Bank.

FY25 Performance

70
Customer Satisfaction Score (NPS Score)

28 lakh
Feedback captured across key channels, critical episodes and key product journeys



Customers | Employees | Vendors | Government and Regulatory Bodies | Investors & Shareholders | Community





















F Financial | I Intellectual | M Manufactured | H Human | SR Social and Relationship | N Natural





Management of Material Topic

Employee Practices

GRI topics: : 2-7, 401, 402, 403, 404, 405, 406, 407, 408, 409, 410

Capitals Impacted: (H)

Relevant Stakeholders:

We believe our people are the cornerstone of our success. We strive to establish a positive working atmosphere that encourages our employees' active development and engagement. We engage employees through a variety of activities. Over the years, our seminars and contests have attracted many participants.

We have several codes and policies in place that apply to all our employees. The Bank also offers a variety of benefits to its employees. Human capital enhancement requirements are proactively assessed and implemented.

Description of Impact

(Opportunity, Actual Positive Impact)

Our dedication to strong Employee Practices creates a ripple effect of positive and tangible benefits. We conduct an annual employee survey to identify improvement areas, leading to initiatives that reduce stress, enhance purpose, and contribute to a positive work environment.

The Bank is an equal opportunity employer, fostering diversity and inclusion, and offering comprehensive benefits including parental leave, medical care, post retirement support to all our employees. We offer best-in-class employee training & development – including through the MPower platform which enables dissemination of proprietary content on diverse topics.

Target

To achieve gender diversity (% of women) of 27% by FY27

Initiatives to achieve this target are described in 'Social -People' chapter of the report

FY25 Performance

26.13%
Women in workforce

Healthy Workplace Award 2024
(Gold Level)

 
 

Community-wellbeing

GRI topics: : 203-1, 413

Capitals Impacted: N SR

Relevant Stakeholders:

Building stronger communities is a core value at our Bank. We actively partner with local communities to understand and address their needs. This engagement not only strengthens our relationships with the community but also helps us identify potential initiatives. Our dedicated Board-level CSR & ESG Committee oversees these initiatives, ensuring they make a measurable impact. Additionally, we believe in aligning our efforts with government programs to support the nation's overall growth and the well-being of its citizens.

Description of Impact

(Opportunity, Actual Positive Impact)

We have identified the most disadvantaged sections of society around our areas of operation and are working to empower them to be self-reliant through our CSR brand 'Parivartan'.

Target

The Bank has considered multiple targets as part of our Parivartan initiative, more details on this can be found in the 'Social - Communities' chapter of this report.

FY25 Performance

₹1,068 crore
CSR Expenditure

10.56 crore
Number of beneficiaries

 Customers    Employees    Vendors    Government and Regulatory Bodies    Investors & Shareholders    Community

 **F** Financial   **I** Intellectual   **M** Manufactured   **H** Human   **SR** Social and Relationship   **N** Natural



Management of Material Topic

Climate Change

GRI topics: : 201-2, 305

Capitals Impacted: N F I M H









Relevant Stakeholders:





HDFC Bank recognises the materiality of climate change and its far-reaching impact on our business. We are committed to developing and implementing proactive mitigation and adaptation strategies including conducting comprehensive climate risk assessments to identify and manage potential physical and transition risks impacting our business. By integrating sustainability criteria into our operations and credit analysis, we aim to contribute to a low-carbon future while ensuring long-term financial stability.

Description of Impact

(Climate Risk, Potential Negative Impact)

We have been tracking our carbon footprint since 2010 and are committed to becoming carbon neutral in our own operations by FY32.

To communicate climate-related risks and opportunities, we are implementing the Task Force on Climate-related Financial Disclosures (TCFD) recommendations. We are assessing our resilience to physical and transition risks, strengthening data collection on climate-related factors, and developing methodologies for risk assessment and scenario analysis. These efforts ensure we navigate the evolving low-carbon economy while mitigating our own environmental impact.

Target

To become carbon neutral in our own operations by FY32

Performance against the goal is elaborated in the ‘Environment’ chapter of the IAR.

FY25 Performance

0.59 million tCO_2e
GHG Emissions (Scope 1, 2 & 3)

5.96 GJ/ ₹ crore
Revenue from operations Energy intensity

1.05 (tCO_2e/ ₹ Cr Revenue from Operations
GHG Emissions intensity (Scope 1 + 2)

3.22%
Renewable Energy Consumed

2.06 million GJ
Energy Consumption



Customers · Employees · Vendors · Government and Regulatory Bodies · Investors & Shareholders · Community





















F Financial · I Intellectual · M Manufactured · H Human · SR Social and Relationship · N Natural



Materiality Metrics for External Stakeholders

Impact Valuation

Financial Inclusion

Access to product/service with positive impact provided

HDFC Bank assesses how banking access in 2.35 lakh villages enhances economic participation and stability for rural communities, enabling financial management and reducing inequality.

Customer Privacy and Data Security

Quantified quality of life impacted

The Bank evaluates data breaches to protect customers from financial losses and privacy violations, preserving their trust and quality of life by avoiding economic harm.

Output Metric

Financial Inclusion

2.35 lakh villages with banking presence, 51% of branches in semi-urban/rural areas

Customer Privacy and Data Security

Zero data breaches in FY25, 100% of eligible employees trained in cybersecurity.

Impact Metric

Financial Inclusion

4.4% increase in rural households with access to financial services.

Customer Privacy and Data Security

We surveyed 30 lakh customers in FY 2024-25, achieving a Net Promoter Score (NPS) of 70.



STRATEGY IN ACTION

Future-Ready Strategies for Enduring Impact

Post the merger of HDFC Limited with and into HDFC Bank effective July 1, 2023 the Financial Year 2024–25 marked the first full year of operations as a merged institution, and we are seeing synergies take a visible form. Our strategy remains anchored in delivering consistent, risk-adjusted profitable growth. Execution remains a key strength— enabling deeper customer engagement, technology-led efficiency gains, synergy realisation and stable asset quality. We remain focused on enhancing value through four strategic levers: people, customers, technology and the power of our group. Robust governance and risk management practices continue to be the cornerstone of this journey.

What we have — positioned to consistently create value

What we have

- Onboarding
- At-scale distribution
- Robust risk management
- Attractive macro-variables

Create incremental value

The Next 3-5 Years
- Growth strategy
- Harness people capabilities
- Customer service
- Continue Technology Excellence
- Capture Macro share
- Customer engagement

Priorities to drive

- Employee first
- Customer first
- Technology first
- Power of the Group

India's economy remained resilient through a year of global volatility, supported by stable fundamentals, a strong regulatory framework and improving inflation dynamics. Growth of 6.5 per cent was aided by domestic demand, infrastructure build-out and rural momentum. The demand for trusted financial intermediation continues to evolve and HDFC Bank remains well-placed to meet this need through its distribution. The Bank is well positioned to cater to demand across the GDP spectrum backed by its strong brand franchise.

Our employees are central to our execution strength. The Bank continues to embed its managerial behaviour architecture—Nurture, Care and Collaborate—to strengthen on-ground experience of culture. We remain committed to customer centricity with sharper focus on service quality, speed and trust.

As digital adoption accelerates, technology remains integral to our strategy. We continue to invest in secure, scalable enterprise platforms that strengthen our Core. The merger has significantly enhanced HDFC Bank Group's ability to offer comprehensive financial solutions to deepen and lengthen customer

relationships. By leveraging digital tools and collaboration, we aim to enrich our customer proposition—harnessing the power of the group. These priorities underpin our ten-pillar strategy and position us for consistent, stable and sustainable growth

HDFC BANK



Branch Channel Engagement and Virtual Relationship Management (VRM)



Government and Institutional (G&I) Business



Wealth Management



Technology and Digital



Digital Marketing



Payments Business



Retail Assets



Mortgage Assets



Commercial and Rural Cluster



Corporate Cluster

Customer Service and Experience	Strengthening Compliance	Effective Risk Management	Zero Paper, Zero Touch Operations	Culture	People Learning and Development

Branch Channel Engagement & Virtual Relationship Management (VRM)

Branch Channel Engagement

Leveraging technology, our branches are transitioning into engagement centres for meaningful conversations with customers and capture their feedback to serve them better. We aim to provide holistic and need-based financial solutions by leveraging our diverse range of products and services. Our strategic imperatives enabling re-imagining the role and architecture of Retail Branch Banking are explained below:



Micro market focused multi format distribution science

Customer Lifecycle Engagement

AI Analytics driven customer conversations (Next Best Action)

Service First

Customer life centric insight led propositions

Digital Transformation

Growth segments: Rural, Government

Strategic Imperatives

Micro-market Focused Multi Format Distribution

We are transforming branch banking into a multi-format model based on a granular micro market approach. This involves using a multi-variate model to identify high potential markets, considering factors such as population demographics, deposits and advances data, delinquency insights, climate risk assessments and future trends. Branch formats may vary from full service physical branches to Smart Banking Lobbies or Digital Banking Units (DBUs) with self-service kiosks as well as through Business Correspondents (BCs). We closely track profitability and break-even for each format to ensure targeted investments and cost-effectiveness. By expanding our presence in identified locations through multiple formats, we not only increase our catchment area but also benefit from the network effects. Therefore, we continue to invest in expanding our presence in identified locations through multiple formats.

Bank's Distribution Network
(As on March 31, 2025)

- Branches: 9,455 (Including international branches and DBUs)
- ATMs / CRMs: 21,139
- Cities / Towns: 4,150
- 51 per cent of our branches are in Semi-Urban and Rural areas



Customer Lifecycle Engagement and AI driven Customer Conversations

We leverage our extensive branch network as engagement centres to have high impact conversations with customers to partner with them over the long term. We source the right customers through a differentiated go-to-market approach and engage in need-based conversations offering tailored product propositions. Our relationship management architecture ensures continuous nurturing and implementation of next best actions aimed at fulfilling customer needs. With a 'service first culture', we leverage robust analytics and AI to suggest personalised recommendations based on customer transactions and digital behaviour for services and products. This also allows for validation from the Relationship Manager which then results in recommendations for the next best action for each customer. Relationship Managers are also equipped with real-time data for immediate next best actions based on customer interactions. We are now looking to enter the next leg of this journey by leveraging the account aggregator model and Generative AI capabilities to ensure that we have the right proposition for the right customer at the right time.

Digital-led Service First Organisation

We focus on voice of customer-led process improvements and digitalisation. Some of the key improvements include differentiated and priority servicing for senior citizens and High Net Worth (HNW) customers, real-time deliverable tracking and regular alerts to customers on processing milestones. We continue to embed and enhance customer digital journeys including Insta Service Journeys, in sales, service and operations. Mobile-first approach leveraging Aadhaar and 'Walk Out Working' (WOW) straight through journeys are some of the initiatives that are helping us achieve significant benefits in terms of improved customer experience. With a digital-first mission, we are unlocking operational efficiencies and cost savings while delivering customer delight. Going forward, we aim to build a paperless retail experience through a bouquet of customer-centric digital journeys that make banking simple.

Launched in FY25

- Phased roll out of new Net and MobileBanking

Rural Business Growth Levers

We develop curated propositions to address the specific needs of Semi-Urban and Rural (SURU) markets. In FY24, we introduced 'Vishesh Banking Programme,' an industry-first rural-focused customer managed programme. It provides customised benefits like complimentary health check-up facility, tele consultation with doctor, free gold valuation, discounted pricing on loan processing fees and free subscription to Agri-Tech



app with discounted products and services. To expand our rural reach, we utilise business correspondents and innovative models like the Bank on Wheels. Additionally, we engage customers through financial literacy programmes and opinion leader engagements to foster deeper relationships and recognise their contribution to society through an acknowledgement initiative known as 'Samman Samaroh'. Collaborating with partners such as Farmer Producer Organisations (FPOs) and Micro, Small and Medium Enterprises (MSMEs) enables active engagement with the entire ecosystem in a comprehensive manner.

People Capability Building

All the aforesaid initiatives and reimagined approach are complemented by a strong focus on our people capability building using the Nurture, Care and Collaborate approach. We are investing in innovative ways of learning and capability development using internal and external partners and technology-enabled platforms.

Virtual Relationship Management

Our VRM model integrates advanced technology with human expertise to deliver consistent, secure and personalised banking at scale. It enables deeper customer engagement across segments and is steadily emerging as a preferred channel for millions of retail banking customers.

Our Virtual Relationship Management (VRM) strategy is anchored in digital convenience and personalised, need-based engagement. It is built on three pillars—**Virtual Relationship, Virtual Sales and Virtual Care**—each tailored to serve distinct customer segments through targeted digital interventions. **Virtual Relationship** serves our managed customer base through proactive, personalised engagement. It includes our Video KYC team, which facilitates secure digital onboarding and verification.

Virtual Sales focuses on the broader retail base, offering relevant products and services digitally—enhancing engagement and driving relationship value across segments.

IVR Offered in
12 languages

Video KYC offered in
6 languages



Virtual Care ensures seamless, round-the-clock support for major retail banking products, delivered through voice- and text-based channels for service continuity and convenience.

Our Virtual Relationship Managers engage with customers across the entire lifecycle—spanning savings, investments, borrowing and transactions—through an integrated, digital-first model. This framework combines relationship expertise with a suite of digital tools including Video KYC, web chat, EVA (the Bank's AI-enabled chatbot) and service interfaces on platforms such as Facebook Messenger.

We continue to enhance customer-facing capabilities through upgraded Interactive Voice Response (IVR) systems and multilingual Voice BOT solutions, ensuring seamless access to key banking services round the clock. These tools are designed to support consistent and personalised engagement at scale.

Our VRM strategy is powered by a highly trained talent pool. Virtual Relationship Managers undergo structured programmes covering product knowledge, sales techniques, customer communication, compliance and regulatory frameworks. These efforts are backed by secure, automated systems designed to uphold customer data privacy and operational integrity.

The channel is further strengthened through analytics-led product distribution and digitally enabled service journeys. This ensures timely, relevant engagement and supports the Bank's positioning as a full-service financial partner to its retail customers.

Government and Institutional (G&I) Business

Our efforts to grow the Government, Institutional & Start–Up businesses gathered further momentum in the Financial Year 2024–25. The key pillars of growth for the business are:

Market Leadership in Agency Business

The Bank continues to be a leader in the agency business, ranking among the top three Agency Banks for direct and indirect tax collections. Additionally, it has begun sourcing accounts under the Senior Citizens Savings Scheme, a part of the National Small Savings Schemes initiative by the Ministry of Finance, Government of India.

HDFC Bank market share in FY 2024-25



Goods & Service Tax Collections	~17%
Custom & Excise Duty Collections	~18%
Direct Tax Collections	~25%

Leveraging Our Distribution Network to Deepen Reach

Given its large distribution franchise and its coverage in semi–urban and rural areas, HDFC Bank has emerged as a trusted partner to district and local level administrations in addition to the central and state governments.

Leveraging technology to offer right fit solutions, it has helped digitalisation of many Gram Panchayats by enabling collection of local taxes through QR. Likewise, in urban areas the Bank has collaborated with all tiers of municipal bodies from corporations, councils to nagar panchayats to aid digital collection and enhance customer convenience. In addition,

it works with various bodies to support development of new areas by aiding land monetisation. The Bank has facilitated digitalisation of payments associated with the land acquisition process by aiding district level government authorities to expedite beneficiary identification and related disbursements.

At the state level, the Bank partners with parastatals to improve revenue generation by facilitating online tenders, auctions and collections. It works with over ten state governments to enable efficient revenue collection and provides workflow-based solutions to streamline collections and disbursements for these entities.

Disbursing funds to the last mile

With a 12 per cent year-on-year growth in total flows processed, the Bank enabled the transfer of over 36 per cent of the total funds disbursed by the Central Government to beneficiaries under various Centrally Sponsored Schemes, Central Sector Schemes and the 15th Finance Commission. In total, the Bank disbursed more than ₹90,000 crore across these schemes.

Enhanced focus on serving those who have served the nation.

The Bank revamped its product offerings and overall engagement strategy to provide customer delight to pensioners through 5,000 branches which are enabled to offer SPARSH services to defence pensioners. In addition, the Bank provides Form 16 to pensioners basis its automated workflows and has facilitated the submission of Life certificates digitally to Government of India's Jeevan Praman Portal.

HDFC Bank's efforts were recognised by the Department of Pension & Pensioners' Welfare (DoPPW) under the Digital Life Certificate Campaigns 2.0 and 3.0 for achieving a 99 per cent update rate for eligible life certificates in FY 2024–25.

Building new economy businesses – Investing for the future

The Bank remains committed to supporting the Startup ecosystem and recognises its role in shaping the nation's economic growth. In FY 2024–25, several new initiatives were launched in collaboration with both public and private sector partners to fuel this ecosystem. The Bank revamped its overall products to be not just best-in-class but also future-ready, addressing the evolving needs of new economy businesses. It also entered the payments aggregator cross-border business, onboarding its first client in this space as an AD-1 Bank. Further, the Bank introduced GIGA—a specially designed programme for the fast-growing gig economy, covering the entire spectrum from blue-collar to white-collar work—at the Global Fintech Festival in August 2024.

Looking ahead, the Bank aims to further deepen its engagement across the Government and Institutional ecosystem by expanding its digital footprint, co-creating customised solutions with government bodies and enhancing last-mile service delivery through its robust distribution network

Wealth Management

In the Financial Year 2024-25, the team of over 1,000 Sales and Service experts has focused on extending wealth services to clients ranging from Ultra-HNW to Mass Affluent client segments.

HDFC Bank was adjudged as 'India's Best for HNW' in the Euromoney Private Banking Awards 2025. In the Global Private Banking Awards 2024 organised by Professional Wealth Management (PWM)- a Financial Times publication - HDFC Bank was adjudged the Best Private Bank in India.

The Bank has made continuous and incremental efforts to generate as well as quantify the alpha delivered in each client's portfolio. In 2025, 87 per cent of the Bank's clients had generated a positive alpha with the median client alpha at 2.6 per cent. The aim is to incorporate alpha in all client reports and portfolio reviews.

With a sales force of over 850 supported by over 150 service staff and over 100 Investment Analysts, HDFC Bank has the largest number of Wealth bankers in the country. With an increase in manpower, the Bank has made consistent efforts to provide the best education and training to private bankers. By conducting intensive training sessions in collaboration with top-ranked business schools such as Indian Institute of Management at Ahmedabad and Bangalore, the Bank has groomed our in-house talent.

Service First culture is the central pillar for business as HDFC Bank focuses on service led sales by prioritising client delight and relationship banking. Service Quality is an essential part of RM scorecards and Supervisor KPIs.

Client engagement, portfolio servicing and Net Promoter Score are key business performance assessment measures. The Bank's Service First Culture has led to an NPS score of 87 in 2024-25 which is one of the highest in the industry.

With this segment specific focus, the Bank has been consistent in growing market share and emerging as one of the largest Wealth Managers in the country. With the help of over 100 Investor Education Initiatives including having fund managers as expert guest speakers, the Bank has been able to significantly expand its presence in the country, covering tier II & III cities as well.

HDFC Bank has endeavoured to become the market leader across all investor segments through curated offering in each segment.

– For Ultra-HNW clients, it has more than doubled the number of products referred on the Bank's platform

– Keeping Super-Affluent clients in mind, it has introduced State-of-the-art Wealthfy reports that provide detailed portfolio diagnostics and analysis.

– It has developed an advanced unassisted digital investment platform - SmartWealth that enables clients to track their portfolios and make investments through access to goal-based investment recommendations. With highly intuitive client experience and gamification of client journeys, this mobile first platform aims to provide access to the Bank's research to all Mass affluent clients. It has more than six lakh downloads and nearly four lakh clients onboarded on SmartWealth.

HDFC Bank's wide range of investment offerings successfully adapt to the changing economic landscape to manage and create wealth for clients, with **'Protect. Manage. Grow.'** being an essential cornerstone of the brand identity.



Technology & Digital
Shift Right, Build Forward: Architecting the Intelligent Core

The Financial Year 2024-25 was a significant year in HDFC Bank's technology evolution – one where foundational decisions around architecture, intelligence and resilience began converging into a long-term operating model. The Bank moved beyond the product upgrade thought process to define a platform-led, data powered, secure digital core – capable of scaling experiences, insights and systems cohesively.

The 'Shift Right' strategy, now deeply institutionalised, has helped reframe how HDFC Bank builds. It has steered the Bank towards a customer-aligned modular and API-first digital foundation. This shift is not cosmetic—it is structural, influencing every layer of the Bank's technology stack.

Financial Year 2024-25 saw several milestones. The migration of its Core Banking System to a next gen engineered platform delivered enhanced performance, agility and scalability. IMPS Inwards, the first deployment under the 'Lighten the Core' strategy, marked the beginning of transition away from monolithic systems to microservices-led, cloud-adaptive modules. These investments will shape the scale and responsiveness of future banking.

Our new Net and MobileBanking platforms have been engineered for high performance, intuitive navigation and advanced security to deliver a smarter, more seamless experience across digital fulfilment and customer engagements. The platforms are being rolled to our customers in phases and have received an encouraging response across the spectrum.

HDFC Bank advanced its Enterprise Data Lake initiative to centralise data across critical systems, enabling scalable analytics, improved data quality and streamlined governance aligned with regulatory standards. The Bank's API orchestration framework matured significantly, enabling scalable and secure integration across channels and partners. The groundwork has been laid for Banking-as-a-Service (BaaS) where banking capabilities are delivered as composite service and stitched into digital ecosystems in real time.

At the same time, cybersecurity and governance architectures were strengthened through Zero Trust controls, advanced monitoring systems and cloud-native security tooling. Investments in secure access,



attack surface monitoring and infrastructure hardening continue to ensure that our expansion is grounded in resilience and trust.

Looking Ahead

A key evolution in the Bank's technology roadmap is the structured adoption of Generative AI.

We see GenAI as an accelerator—not in isolation, but as a layer that catalyses our transformation strategy. Our approach focuses on solving enterprise-wide challenges through a 'Class of Problems' methodology—identifying repeatable use cases where GenAI can improve documentation, servicing, decision support, and knowledge workflows.

Digital Marketing

In today's connected India, where every swipe and scroll signals opportunity, HDFC Bank's digital strategy is not just a marketing lever—it is a transformation engine. Over the past few years, the Bank has silently and systematically rewritten the rules of engagement, building a digital marketing ecosystem designed

to influence, educate, transact, and retain. Across every touchpoint—from social stories to service journeys—our goal is singular: to create meaningful, data-led and delightful experiences for every customer, every day.

1. Social: From Content to Conversation

Social media isn't just where our customers are—it's where our brand comes alive and earns love. With over 21 lakh followers across platforms and a standout IP like Vigil Aunty, HDFC Bank has become one of the few financial institutions to own a cultural voice. Vigil Aunty, our social media influencer who educates customers about digital frauds, is more than a campaign—she's a consumer advocate, a trust-builder and a household name with 8 lakh followers on WhatsApp. Beyond her, we consistently activate moment marketing— rooting our stories in Indian culture, current events and customer-centric themes to drive brand relevance in real-time.

This approach has translated into tangible impact, with brand love on social media, growing by 56 per cent in the past year.

We've also started using reels and video-first formats to simplify complex banking actions—like setting up auto-debit, checking loan eligibility or upgrading account features—serving self-learners and assisted users alike. This is where visual service design meets content.

2. Website: The New Branch Front Door

The Bank's website is not just a static information board—it is an intelligent, high-conversion, customer-first engine. With 146 crore visits in FY 2024-25, our website has become the primary entry point for lakhs of product journeys. With intuitive navigation, optimised user flows, and mobile-first design, it seamlessly transforms curiosity into action. Further, over 19 crore visits were recorded for our Adobe Experience Manager (AEM) forms. These demonstrate how customers are increasingly completing full purchase journeys digitally without stepping into a branch.



Across journeys, we integrate interactive explainer videos, personalised nudges and live support fallback to ensure every visitor, assisted or unassisted gets the help they need.

3. Analytics: The Brain Behind the Experience

What sets our digital ecosystem apart is how deeply it is intertwined with analytics. Using cloud-based AI/ML tools, we decode customer behaviour, preferences and needs. These insights help us curate hyper-personalised content, sharpen campaign precision and even shape product interventions. From hypothesis testing to funnel drop-off fixes, our analytics muscle helps us move from guesswork to growth. And most critically, it allows us to deliver the right message, at the right time, through the right channel.

The objective is that it helps customers feel heard before they speak and this helps us to make service intelligent, not reactive.

4. Digital Sales: Orchestrated, Omni-Channel, Outcome-Focused

Our cross functional PODs don't just build campaigns—they build outcomes across every customer segment. We've achieved a key milestone with unassisted digital channels now contributing 20 per cent to 45 per cent of overall business across core products like credit cards, personal loans, savings accounts and lending journeys.

Whether it's performance marketing on Google and Meta or full-funnel campaigns across email, social, and in-app journeys, our approach to paid marketing is grounded in solving real problems for real people. Powered by AI/ML and customer intelligence we optimise for high-intent, high-ROI growth across the full customer lifecycle.

Our digital strategy is incomplete without advocacy. Whether it's resolving queries swiftly on social media, sharing user testimonials, or activating online reputation management, our aim is to create vocal champions. And all this sits atop a rock-solid foundation of IT governance and data security ensuring that trust is not compromised in the pursuit of scale.

Every lever—social, site, media, analytics, content, and service—is being orchestrated to serve the customer first. And as we scale, we're doubling down on videos, voice, vernacular and virtual handholding to give customers a better experience.

Our digital marketing ambition is bold yet simple: To be India's most loved, trusted and digital-first Bank.

From Awareness to Advocacy: Deepening the Dialogue

HDFC BANK

IMPACT OF DIGITAL MARKETING

1. Building brand recall in digital and social ecosystem
2. Generating digital unassisted business for the Bank
3. Customer experience through digital tools in physical channels
4. Creating customer advocacy through ORM and online grievance management

NO. OF CUSTOMER VISITS TO OUR WEBSITE IN FY'25
146 CRORES

BRAND LOVE YOY GROWTH
+56%

Payments Business

HDFC Bank's strategy revolves around the opportunities in the payment's ecosystem and the vibrant Indian economy.

Equipped with a comprehensive bouquet of products and services, our payments business offers end-to-end solutions designed to cater to a wide range of customer segments across multiple geographies within and outside India. Our capabilities are built to serve customers on both the issuing and acceptance sides. The products are designed to cater to the unique payment requirements of several customer segments and industries, at scale.

Our payment products play a central role in deepening customer relationships and strengthening the Bank's position across both asset and liability products. The endeavour



is on delivering solutions that enhance everyday convenience and contribute to customers' long-term growth journeys.

Our Credit card business continues to be a leader on many fronts. Having built best in class products and platforms over the last two decades we continue to maintain our leadership position with more than two crore customers. A wide range of proprietary and co-branded card products (including UPI based) backed by strong customer service across the physical and digital mediums, has ensured that we continue to build momentum by issuing more than five lakh cards every month on average.

Commercial cards which are used by various business entities to cater to multiple expenses around travel, entertainment, procurement and statutory payments has also been a key area of focus for the Bank's payments business. With an experience of more than two decades of catering to SMEs and large corporates, our payments business offers unique payment solutions to various industries like aviation, travel and insurance. By leveraging advanced data analytics, we identify traditional payment flows and migrate them to a convenient as well as seamless digital payment flow thereby helping customers manage their payments in a more efficient manner.

Our commercial payment solutions have found wide acceptance across the industry ensuring that we are the market leaders not only on an overall basis but also on an individual basis across multiple segments.

The Bank is a leading issuer of Debit Cards with more than five crore debit cards in force. The spend per card is 3x of the industry average, thereby reflecting the superior profile of the Bank's customers.

In addition to Credit and Debit Cards, the bank also offers a wide range of Prepaid Cards for use by individuals and corporates. These cards can be used across multiple merchant categories in India as well as overseas.

Our Acceptance Business which is spread across the length and breadth of the country has been a significant contributor to the digital payment's growth in the country. Over the last few decades we have continued to invest and grow this business by

ensuring that we onboard small, medium and large businesses to accept multiple payment form factors which include Cards, UPI, Central Bank Digital Currency and Wallets.

Equipped with 'Vyapar', our Digital Acceptance App Platform, we continue to maintain our leadership position in the acceptance business serving more than 30 lakh merchant establishments.

Our wide array of products gives us the ability to serve our merchant partners to collect timely payments through the offline as well as the online medium. Our product suite which includes Online Payment Gateways for collecting payments via Cards, Net-Banking and UPI is well designed. It is not only designed to meet the needs of start-ups as well as large businesses but also to cater to the growing requirements of various associations, trusts, religious and government institutions.

We also have the full array of products catering to our merchant partners enabling them to seamlessly collect payments in the offline world. We support collection of payments with both Cards and UPI through the ubiquitous POS terminals and also are a leading player in the UPI dominated QR payment acceptance. Our product range is flexible and complemented with the latest technology to accommodate customisation requirements.

Innovation has been a constant theme across the payments business. The Financial Year 2024-25 saw HDFC Bank making significant progress in its recent initiatives.

The Bank's MyCards platform which is a one stop platform to manage HDFC Bank Credit & Debit Cards, FASTag and Consumer Durable loans continued to grow at a rapid pace. More than 3.5 crore customers (growth of 63 per cent) were added in FY25. The platform continues to be enriched through addition of new features at regular intervals.

SmartHub 'Vyapar' is a merchant app platform that provides retail merchants with payment confirmation alerts, daily settlement reports, service support, access to loans, insurance and business growth features through third party service providers. HDFC Bank continued to witness widespread adoption with more than 19 lakh merchants on Vyapar as on March 2025 with over 23 crore transactions per month.

Further, the Bank launched PayZapp 2.0 a comprehensive mobile payment commerce app in March 2023. PayZapp supports a complete range of payments from Credit Cards, Debit Cards, Wallet and UPI with customers getting the choice of form factor to make payments at merchant stores using Scan, Tap or at Swipe. The app has reached the milestone of 1.6 crore registrations in FY25 and over 50 lakh active users per month. PayZapp is currently among the top-rated payments applications in the country.

'SmartGateway', a unified payment platform for online merchants was launched in February 2024 with the objective of fortifying Bank's market share in the merchant acquiring business. SmartGateway enables our merchants to collect payments with over 150 methods and assists them in maximising their sales with a best-

in-class success rate. The platform provides an insightful dashboard powered by smart analytics and will empower our merchants to provide a frictionless check out experience to their customers.

Given the Bank's strong franchise on the issuance as well as the acceptance side, it also leverages its network of consumers and merchants to enable affordable solutions. The Bank has a very strong consumer finance programme helping consumers to purchase goods and services complementing their lifestyle.

The Bank continues to focus on sustainable growth strategies, emphasising on resilience and holistic impacts. Its digital strategy is aligned to enhance customer engagement across all touchpoints of the Bank.

As an extension of our digital strategy, there has been a phased roll out of a completely new and refreshed MobileBanking and NetBanking platform which will be extended further. The existing platforms cater to more than three crore customers and the new platforms are designed with a user-friendly interface and best-in-class security, for seamless and secure customer experiences. These platforms will serve as the primary digital touchpoint, deepening customer engagement across all banking and financial services. With intuitive navigation and robust functionality, they aim to become the preferred platforms for everyday financial transactions. Customers will have a unified platform for UPI payment, bill payments, investments, loans, cards and more, further simplifying their financial lives.

By offering a comprehensive, secure and convenient digital experience, the Bank has positioned itself as the go-to financial partner. This will drive higher digital adoption and long-term customer loyalty.

Furthermore, customer experience is being transformed through advanced conversational AI, intelligent automation and seamless service and sales journeys via ChatBanking on WhatsApp. Caller experience at PhoneBanking continues to get enhanced via optimised menu options for IVR and Voice Bot based transactions.

Retail Assets

The Bank has been among the top two market players across all the asset categories relating to personal finance and continues to maintain its lead position through a combination of both secured and unsecured lending business. Its strategy entails a comprehensive approach to ensure sustainable growth and maintain impeccable asset quality. HDFC Bank's strength has been to continuously look for new opportunities and build up business propositions to cater to every segment of the industry. There is an array



of products for both personal and business needs.

The Bank's strategy is to continually enhance digital offerings across all retail assets. This is done in line with its risk appetite and the objective of maintaining consistently strong portfolio quality. The focus on digital distribution and increasing the unassisted sourcing through Xpress Personal Loan, Xpress Business Loan, Xpress Auto Loan, Loan Against Shares / Mutual Funds and Gold Loan will continue.

Introduction of new workflow system for Gold Loan, will bring in enhanced customer experience. HDFC Bank continuously strives to acquire new customers with best-in-class asset offerings. The indigenous digital journey not only enables existing customers but also seamlessly propels business from new customers.

The Bank is advancing towards the development of a centralised GenAI platform to ensure consistency, quality, security, compliance, scalability and innovation. A unified platform offers significant advantages, primarily in establishing and enforcing security and compliance guardrails with auditability and observability.

The large, existing customer base provides a fertile ground for future growth. The Bank would continue to provide products and offer solutions for customers' needs based on its rich understanding of their profile. This would bring in higher engagement through the internal channels viz., branch network and virtual team.



Both the channels put together would reduce the overall cost of sourcing and improve the Cost to Income Ratio.

While HDFC bank continues to innovate and enhance digital offerings, it has also ensured robust analytics and risk management capabilities to back these offerings. Risk Management is at the core of the Bank's product offerings with robust underwriting mechanisms in place. It ensures prudent pricing across all products factoring in the risk.

The Bank has expanded its branch network and would capitalise on the same by increasing offerings and deepening presence in emerging geographies. By leveraging partnerships with Business Correspondents and Business Facilitators, the credit offtake shall witness a further lift especially in the deeper and under-served geographies. This will further the cause of financial inclusion.

HDFC Bank's delinquency levels have been one of the lowest, with a large portion of the customers having better credit scores. Its robust processes and controls have managed the risk associated with varied asset lending. The way forward is to continue to offer loans seamlessly across geographies, expanding reach in Semi-Urban and Rural markets for deeper penetration and maintaining the leadership in urban areas.



Mortgage Assets

The merger of HDFC Limited with and into HDFC Bank has been transformational for the Bank. It has now emerged as a Bank with one of the largest home loan portfolios in the country.

It is offering home loans to customers as a complete package riding on

HDFC Bank's network of branches across the country, digital touchpoints, complete product range and superior technology. This synergy has positioned the Bank to offer best-in-class home loan offerings to existing and new customers. A wholesome product offering combined

with improved turnaround time and in person customer connect is a potential game changer in terms of both turnover and cross-sell.

As a part of enhancing the cross-sell strategy, home loan customers are now able to avail of a wide range of products/services like Deposits, Consumer Durable Loans, Credit Cards, Wealth Advisory Product, Unsecured Loans and other retail loans.

Savings Accounts for incremental home loan customers has moved to over 95 per cent from pre-merger levels of 35 per cent. This sets the foundation for a stronger connect with incremental customers and the Bank continues to focus on establishing deeper banking relationships with them.

In addition to this, HDFC Bank's strategy is to improve the focus on the self-employed category which will further increase opportunity in this

segment. Post-merger, the Bank has launched and expanded its product basket through banking surrogate programmes as well as leveraging its knowledge for better assessment of such profiles for home loans.

The gross retail mortgages stood at ₹8,35,656.46 crore as compared to ₹7,74,406.33 crore in the previous year.

The Bank believes that due to government focus and a favourable institutional framework and ecosystem, the fundamental demand for housing loans will continue to be strong in the long run in India. As the nation's growth story unfolds, HDFC Bank is fully geared to meet home loan demand and continue to be a preferred home loan provider in the country with the best-in-class product solutions and world class customer service.

Commercial and Rural Cluster

The Commercial and Rural Cluster caters to a diverse range of entities including Micro, Small and Medium Enterprises (MSMEs), Joint Liability and Self-Help Groups in the microfinance segment. It further serves the needs of small and marginal farmers, healthcare finance, equipment finance and commercial transport companies. Under this cluster, the Bank's aim is to support the growth and success of MSMEs by providing access to credit and other financial solutions and services. HDFC Bank caters to MSMEs in manufacturing, exports, retail and wholesale trade, supply chain network and infrastructure companies. It also meets the needs of farmer finance, commercial agriculture, joint liability and self-help groups under microfinance. Further it serves the needs of commercial equipment and



transport and healthcare businesses. The Bank is committed to resolving challenges such as limited credit access, high borrowing costs and collateral constraints that are faced by this sector. HDFC Bank's lending activities under this segment play a significant role in meeting the Priority Sector Lending (PSL) obligations.

The goals of the commercial and rural cluster are three-fold:

(1) To increase PSL lending

(2) To grow the book

(3) To generate income while maintaining portfolio quality

The Bank's PSL lending comprises 40.4 per cent of our total book net of PSLC and organic book is 41.7 per cent.

It has in place a robust growth strategy for all major offerings. In MSME segment, the Bank already has a strong presence across all states, with a leading market share in 14 of them and securing a position among top 3 in 21 states. HDFC Bank is now building in granularity by targeting district-level leadership.

The Bank continues to pursue agricultural financing and considers the portfolio an important wallet

generator for it in the future. HDFC Bank sees this potential, as trends shift from pre-crop working capital financing to agri infrastructure financing. Further as envisioned, it has built a strong portfolio of diverse offerings across high income agri products such as dairy and horticulture. Under agriculture finance, HDFC Bank currently has a presence in 2.35 lakh villages and aims to penetrate more in these villages to further build the portfolio. It currently holds the number one position in the transportation finance business. While it continues to innovate and enhance digital offerings, the Bank has ensured robust analytics and risk management capabilities to back these offerings. Risk Management is at the core of product offerings. Further there will be offerings in new and under-penetrated equipment category as well as non-equipment financing. HDFC Bank will leverage its strong OEM relationships, common distribution channels, geographies and customer base across the existing portfolio and presence. As the Bank continues to digitalise a major part of this cluster, digitalisation and digital journeys will emerge as key growth enablers.

HDFC Bank is digitalising customer touchpoints, document collection processes, sales service and others. It has enabled self-service digital capabilities across all the branches. The Bank has connected to direct data source including government sites to get the information in a digital way. Going forward, the Bank further aims to build capabilities for digital underwriting through data management and APIfication. The cluster is in a good position to capitalise on the immense market potential.

Corporate Cluster

Corporate Cluster is one of the key pillars for the Bank. The customer base spans prominent and large business houses, Multi-National Corporations (MNCs), manufacturing and service sector companies, public sector enterprises and financial institutions, amongst others. The Bank's focus is on holistic corporate engagement and caters to them by extending credit as well as other banking products and solutions that assist corporations in managing their entire financial business cycle. The corporate touchpoints encompass the gamut of the banking needs including working capital and term loans at the inception of a project, operational solutions such as cash management, supply-chain integration, international trade financing and payment solutions such as tax management and payroll management.

HDFC Bank's comprehensive range of products and services along with its relationship-based approach provides a competitive advantage. While the focus is on growth, the Bank ensures pricing discipline and is selective while taking exposures. It has a well-diversified book spread across multiple industries. The average rating of the book is between AA to AA+.


Corporate Ecosystem
Shareholders
Dividend Distribution
Channel
Supply Chain Finance
Cross Border Vendors
• Trade
• Cross Border Transactions
Customers
• Digital Integrations
• API Integrations
• H2H
Suppliers/Dealers
Cash Management
Balance Sheet Support
Working Capital & Term Lending
Employees
Salary Empanelment
Government
Statutory Payments

HDFC Bank endeavours to leverage its strong relationships with existing customers to increase wallet share. This entails deepening share within existing products as well as designing effective solutions across their needs to increase their product holding. In addition, the Bank is also focusing on new to bank acquisitions through engagement with large corporates, targeting government undertakings and MNCs to expand reach. It has put in place a liability strategy to improve wallet share through transaction banking, viz, cash management, payments and trade solutions. Supply chain financing is also a key growth driver for the Bank. This is being bolstered through the use of technology such as a supply chain platform that acts as a one-stop shop for transaction needs, as well as the development of need-based offerings. The Bank has identified Trade as an initiative to capture incremental market share. Additionally, it is also attempting to tap opportunities in investment banking space to drive growth in fee income.

Key Growth Drivers

Client-first

- Deepening engagement with clients using digital channels
- NTB initiative and contribution of NTBs
- Focus clients initiative
- Digital banking solutions

Liability

- Revisit Corporate groups
- Group level marketing
- Building on existing relationship for increase in business
- Reciprocity from large vendors

Fee Improvement

- Exploring Investment Banking opportunities
- Growth in trade
- Targeting avenues for foreign exchange income

STRATEGY IN ACTION

The Bank is continuing on a path of strategic digital transformation to further widen and deepen wallet share from corporates by enhancing employee experience, customer engagement and creating an ecosystem for seamless banking. It is enhancing employee experience through the launch of platforms enabling an end-to-end journey for the relationship managers, actionable analytics, pricing intelligence and dashboard automation. On the customer front, it is progressing on the path of shifting from a product focus to an ecosystem approach and investing in enabling ERP integration across functions.

In addition to pure construction finance facility, HDFC Bank is also financing Greenfield under-construction commercial office space with developers having a proven track record. The construction finance facilities will get converted into low-risk Lease Rental Discounting (LRD) facilities resulting in healthy pipeline of LRD book for the Bank.

Through these initiatives, the Bank is re-imagining the corporate cluster to function as a digital corporate bank. The runway is long and the objective is to serve corporates with the entire gamut of products and services and capitalise on the benefit of synergies across the bank.

HDFC Bank offers comprehensive structured off-balance sheet solutions to help corporates make their supply chain more robust. These programmes cater to the working capital requirements by easing liquidity and removing the underlying trade risk of the transaction.

Supply Chain Finance (SCF)

As part of the digital transformation strategy, the Bank has the SCF Underwriting and Onboarding platform to ease the Anchor client's counterparty onboarding process and provide instantaneous credit decisioning in less than 30 minutes of application submission. In addition to the enhanced customer experience, the platform also enhances the productivity of the Bank's internal stakeholders. It enables the build of a granular SCF book and given the automation of the origination and underwriting legs, the platform is also expected to give an impetus to higher deal velocity on the existing SCF Transaction Platform.

Realty Finance Business

Post-merger, the Bank inherited the realty finance business. It has commenced offering Construction Finance facilities to borrowers having a strong track record and a well-established presence. This business largely covers the construction finance for both residential and commercial properties as well as rental discounting business. There was a significant shift in regulation and processes and the Bank has successfully managed to ensure that the transition was smooth and seamless. There is a continuous endeavour to make borrower's journey from application to disbursement smooth and fast. With continuous automation and digitalisation of various processes, HDFC Bank has been successful in reducing overall TAT resulting in customer satisfaction and better service.

The Bank offers funding for ready / under construction residential / commercial properties, hotels, clubs, schools, hospitals, warehouses among others. Lease Rental Discounting (LRD) is another key product offered by Realty Business Finance. The Construction finance business provides synergy for home loan sales and also for LRD projects. These lower risks and provide long tenure asset.

HDFC Bank is the largest player in Real Estate finance with market share of close to 20 per cent. The team consists of experts across various aspects of Real Estate and related products. The Bank is geographically spread across 11 cities in India with a presence in both Tier I and II cities. The target is to expand to another eight cities in the current financial year.

There is immense scope for providing other banking services to customers. HDFC Bank aims to be a one stop shop for these customers and provide them with services like CMS, liability products like Term Deposits and others. Through this the plan is to deepen wallet share across customers.

Technological advancements and seamless end to end customer journeys are the key focus. Realty Business Finance strives hard to achieve this objective and play a pivotal role in Bank's growth story by adhering to the mantra of 'Customer First'.



EXTERNAL ENVIRONMENT

Favourable Growth Landscape

India's stable political environment and supportive government policies created favourable conditions for the banking sector's growth in FY2024–25. The strengthening of banks' balance sheets over the past few years has enhanced their lending capacity, although deposit mobilisation remained a challenge during the year.

While the banking system encountered liquidity constraints during the year under review, there was a growing realisation towards the end of the period that credit growth needed to be moderated. Overall, the sector's profitability improved in FY 2024–25.

Net Non-Performing Assets (NNPAs) reached record-low levels, significantly improving the financial health of banks. With a large, youthful, and tech-savvy population, there is increasing demand for digital-first banking, personalised services, and faster customer support.

India Holds Steady Amidst Global Volatility



The global economic outlook is marred by the lingering uncertainty from US tariffs, geopolitical tensions, financial market volatility and inflationary risks. The International Monetary Fund has revised down its global growth forecast for 2025 by 50 basis points to 2.8 per cent, and by 30 basis points in 2026. Growth in the US is expected to slow down to 1.8 per cent in 2025 from 2.8 per cent in 2024, while China is expected to grow at 4 per cent compared to 5 per cent in 2024.

Geopolitical frictions, in the Middle East and Russia-Ukraine, raise the risk of supply chain disruptions and volatility in commodity prices. At the same time, divergent and changing trade policies could increase financial market volatility. Furthermore, the slower pace of disinflation and concerns around elevated public debt levels in key advanced economies pose headwinds to the global growth outlook.

India is poised to maintain its position as one of the fastest-growing economies globally in FY 2025-26. The Reserve Bank of India (RBI) anticipates GDP to grow by 6.5 per cent in FY 2025-26, similar to FY 2024-25 GDP growth. Amidst global headwinds, India's GDP growth is likely to be supported by domestic factors in FY 2025-26. Rural consumption demand is expected to improve on the back of healthy agricultural production. Moderation in inflation, tax cuts and interest rate cuts by the RBI are expected to support urban consumption. Government's capital expenditure continues to support investments, while an expected improvement in consumption demand could also crowd-in private investments. Domestic inflation is projected to average 3.7 per cent in FY2025-26, assuming a normal monsoon, compared to 4.6 per cent in FY 2024-25.

Our Response

The Bank maintains a disciplined approach to governance and risk management which includes stress testing across geopolitical, macroeconomic, and sector-specific scenarios to evaluate potential vulnerabilities. Insights from these assessments act as inputs for making appropriate adjustments to strategy and execution, strengthening the Bank's preparedness and resilience. HDFC Bank continues to invest in talent, governance and future-ready technologies to strengthen operational integrity and long-term value creation.

Focus on Data Privacy and Cyber Security



In recent years, the banking sector has undergone a profound transformation with the extensive integration of digitalisation and cutting-edge technologies. This transformation has brought forth not only numerous opportunities but also formidable challenges particularly in the realms of cybersecurity and data privacy.

The landscape of cyber threats has undergone rapid and complex changes fuelled by targeted attacks, the proliferation of Ransomware-as-a-Service (RaaS) incidents, the utilisation of AI/ML to orchestrate sophisticated attacks as well as the prevalence of DDoS attacks and coordinated group cyber assaults. The repercussions of cyberattacks are profound, impacting not only financial institutions' bottom lines but also their brand reputation and customer trust.

Moreover, these incidents often result in attrition and significant financial losses. As the banking sector increasingly adopts cloud-enabled services as part of IT modernisation initiatives and digital-first business strategies, concerns regarding related threats have intensified.

Recognising securing the cloud entails a shared responsibility, organisations are actively implementing robust measures to safeguard their cloud infrastructure.

Regulators in India are also actively taking measures to ensure data privacy. This is evident through the Digital Personal Data Protection Act 2023, emphasising the nation's commitment to safeguarding data privacy rights.

Our Response

At HDFC Bank, we are committed to robust cyber security and data privacy as part of our technology transformation journey. The Bank continues to enhance its information security posture through a range of strategic and technology-driven initiatives aimed at strengthening its information security and resilience against evolving cyber threats. These initiatives align with regulatory expectations and industry best practices to ensure the confidentiality, integrity and availability of the Bank's digital infrastructure and applications. Key initiatives include the establishment of a Next-generation Cybersecurity Operations Center (CSOC), Advanced Security Incident and Event Management solutions augmented by AI and ML capabilities, 24/7 defacement monitoring, Cyber Resiliency, creating Identity Fabric, Attack Surface Management (ASM), Vulnerability and Penetration testing program, robust patch management and email security measures, Red teaming activities, API Security using AIML, Cloud Posture and Access Security Tools (CSPM & CASB) for reducing cloud related risks, and a zero-trust architecture approach.

Overall, the bank's cybersecurity measures are focused on ensuring the highest level of protection against cyber threats, with proactive monitoring and automated incident response capabilities, enhanced network visibility and a zero-trust approach to security.

In addition, we also have a data privacy program which is led by the Data Privacy Officer and overseen by the Board and Chief Data Officer ensuring stringent compliance with relevant regulations.

Growing Emphasis on Sustainable Financing and Climate Risk Management



The escalating impact of climate-related events has prompted a heightened emphasis on resilience across sectors with the financial sector playing a pivotal role in mobilising resources for green activities. Climate change and transition finance have become central to global discourse.

In addition, integrating climate and ESG related risks in underwriting policies and risk management framework is becoming increasingly important for financial services companies. The increasing threat of climate change and consequent physical damage are significant concerns that may impact portfolio performance. Shifting market perceptions and increasing demand for environmentally friendly products and services also have an impact on the cashflows of portfolio

companies as the world transitions to a low-carbon economy. At COP29, India reiterated the importance of prioritising climate finance, signalling a shift towards more comprehensive approaches to managing climate-related financial risks. Effective risk management is essential to manage and mitigate these impacts.

Moreover, inadequate information about climate-related financial risks can lead to mispricing of assets and misallocation of capital emphasising the need for better, more consistent and comparable disclosures.

Regulators in India, along with counterparts globally, are mandating compliance with sustainability disclosure frameworks, with climate-related risks and opportunities emerging as a central focus

Our Response

In line with its sustainability-focused vision and commitments, the Bank continues to develop several initiatives to manage climate-related risks at the project, portfolio, and organational levels. Further details on these initiatives can be found in the 'climate related disclosures' section of the report.

Additionally, we actively monitor and externally verify the carbon emissions resulting from the Bank's operations to manage and reduce our environmental impact. We also comply with all relevant regulations including those related to the BRSR, mandated by SEBI.

Regulatory Changes and Government Initiatives



The Government of India has taken significant steps and made considerable progress in promoting financial inclusion. A key initiative in this regard has been the Pradhan Mantri Jan-Dhan Yojana (PMJDY) which envisages comprehensive financial inclusion across the country.

Leveraging the PMJDY accounts, the Government has effectively facilitated Direct Benefit Transfers (DBTs), streamlining the distribution of subsidies and welfare benefits. In FY 2024-25 transactions totalling

₹6.78 lakh crore were executed through DBT. Additionally, there is continued focus on affordable housing with the extension of the Pradhan Mantri Awas Yojana (Urban 2.0). This Interest Subsidy Scheme (ISS) is a flagship scheme under PMAY 2.0.

Simultaneously, the Reserve Bank of India (RBI) has pursued its commitment to promote financial inclusion through the expansion of digital payment infrastructure as well as the introduction of innovative banking services.

Our Response

HDFC Bank is committed to take banking solutions to the remote areas of the country and enabling underbanked sections of the population to access formal financial channels.

With over 50 per cent of our branches located in semi-urban and rural areas, we ensure banking solutions reach the remote areas of the country and provide formal banking channels to the under-banked population. We are committed to the Government's

flagship initiative, Pradhan Mantri Jan-Dhan Yojana (PMJDY), Pradhan Mantri Jeevan Jyoti Bima Yojana (PMJJBY), Pradhan Mantri Suraksha Bima Yojana (PMSBY), Atal Pension Yojana (APY), PM SVANidhi, PM Vishwakarma and Pradhan Mantri Mudra Yojana (PMMY).

One of the Bank's CSR pillars - Skill Development and Livelihood Enhancement Initiative aligns with the RBI's National Strategy for Financial Inclusion (NSFI). Through our Financial Literacy Programme, we focus on

financially excluded individuals and those at the bottom of the pyramid.

We conduct financial literacy camps through rural branches and designated Financial Literacy Centres. Additionally, we actively participate in the Pradhan Mantri Awas Yojana (Urban 2.0). We provide last-mile access through mobile applications such as UPI, Aadhaar and RuPay-enabled Micro-ATMs.





Strengthening Resilience

HDFC Bank's risk management framework is firmly embedded across all its operations and continues to evolve in response to a dynamic external environment supported by strong technology and governance. It has enabled us to navigate uncertain times while ensuring growth. The framework provides comprehensive coverage, including a well-defined risk appetite, wherever applicable, to support prudent risk management.



HDFC Bank's Risk Management Framework



Governance
Board of Directors
Board Committees
Management Committees
Frameworks
Risk Appetite, Risk Policies, Procedures and Systems
Internal Capital Adequacy Assessment Process
and Stress Testing
Assessment
Risk Identification, Measurement, Approval as applicable
Control
Risk Limits, Monitoring, Mitigation
Reporting
Risk MIS & Actions
Compliance
Internal Audit

Risk Governance

Risk governance at the Bank is led from the top, with the Board of Directors assuming responsibility for overseeing the full spectrum of risks across the organisation. To ensure effective implementation of the risk strategy, the Board has constituted the Risk Policy & Monitoring Committee (RPMC). The RPMC is responsible for steering the development of policies, procedures, and systems, and for continuously evaluating their adequacy in the context of the Bank's evolving business landscape. The Risk Management Group (RMG), headed by the Group Chief Risk Officer (GCRO), drives risk management centrally in the Bank. The GCRO reports directly to the Managing Director & CEO of the Bank with a dotted line reporting to the Risk Policy and Monitoring Committee. The RMG is responsible for executing the approved risk strategy, and for developing necessary policies, procedures, and systems to identify, measure, monitor, assess and manage risks effectively. It functions independently of the Bank's operations, credit, and business units, and carries no business targets or responsibilities.



Three Lines of Defence

Our organisation adopts the Three Lines of Defence model to uphold sound governance, effective risk management, and a resilient internal control environment across all operations.

1st Line of Defence	Business and operational units torm the first line, directly managing risks within their activities. They are responsible for identifying, assessing, mitigating, and monitoring risks, while embedding internal controls into day-to-day operations and decision-making to ensure alignment with organisational goals and regulatory standards.
2nd Line of Defence	The second line of defence comprises the Independent Risk Management Group and Compliance function, which develop policies and frameworks while overseeing and guiding the first line in identifying and managing risks. They play a critical role in promoting a consistent and transparent risk environment, facilitating early risk identification, and ensuring timely escalation and resolution of issues. Compliance is responsible for monitoring compliance with all applicable statutes, governance rules, regulations, codes, and policies. The Risk Management Group and Compliance have sufficient authority, stature, independence, resources, and access to the Board.
3rd Line of Defence	The third line of defence comprises the Internal Audit function, which operates independently of management to deliver objective assurance over the effectiveness of governance, risk management, and internal control processes. Audit is responsible and accountable for providing independent review together with objective assurance on effectiveness of the bank's first and second lines of defence. Through its audit activities and recommendations, Internal Audit supports the continuous enhancement of risk management practices and strengthens organisational resilience.

Risk Frameworks and their Implementation

Effective risk management is foundational to the Bank's strategic resilience and long-term performance. Given the nature of our business and the regulatory landscape, we are exposed to a spectrum of risks—including credit, market, liquidity, operational, model, cybersecurity, and technology risks as well as compliance and reputational risks. To manage these, we've instituted an overarching risk appetite framework. We have implemented specific policies, limits, and triggers tailored to each risk category to operationalise our risk appetite for individual risk types. Furthermore, we have established strong governance within

our framework to accurately assess and manage the inherent risks. Our structured management framework, the Internal Capital Adequacy Assessment Process (ICAAP), is designed to identify, assess, and manage all risks that could significantly affect our business, financial position, or capital adequacy. It helps us systematically analyse and address these risks to ensure the stability and soundness of our operations, protecting our business and capital adequacy from potential threats.

To ensure informed decision-making, we regularly capture and report risk related MIS, initiating appropriate mitigation measures. Our risk models are continuously refined to adapt to changing conditions.

The Internal Audit Department operates independently to assess the adequacy and effectiveness of internal controls, risk practices, governance frameworks, and processes. We are intensifying our attention on non-financial risks by amplifying discussions within our Risk Management and Board committees. These discussions encompass operational, outsourcing, compliance, personnel, technology, reputation risks and others. This involves enhancing our policies, procedures, and risk assessment frameworks to effectively manage these risks with an ongoing commitment to improvement.

Technology continues to play a critical role in enhancing our risk management capabilities.



RISK MANAGEMENT

We are leveraging technology to automate our risk management processes, aiming to bring efficiencies, improving accuracy, enhancing user control and ensuring robust audit trails. These technological tools help strengthen our ability to monitor, assess, and respond to a wide range of risks in a timely and effective manner. At the same time, we remain acutely aware of the inherent risks posed by technology itself. Additionally, the Risk Management Group independently validates model fairness for relevant models across the Bank to ensure transparency, integrity, and compliance.

The Bank follows the Board approved Enterprise Risk Management (ERM) policy which serves as an overarching framework for the Risk Management Group across all risk areas managing various risks faced by the Bank in an integrated manner. ERM framework drives the formulation of the risk appetite, stress testing approaches, capital adequacy assessment, and capital planning. The Internal Capital Adequacy Assessment Process (ICAAP), integral to the ERM framework, acts as a risk management tool that enables periodic review and challenge of risk assessment inputs provided by respective units. At an enterprise-wide level, the Bank conducts stress testing and ongoing scenario assessments, with a focus on emerging risks driven by geopolitical, macroeconomic, and sectoral trends, recognising the dynamic nature of these challenges to proactively identify vulnerable areas in the portfolio and initiate necessary actions.

Managing Key Risks

Credit Risk

The risk which arises from default by borrowers on their contractual obligations with the Bank -especially failure to make payments or repayments.

Mitigation

The Credit Risk Management formulates policies and procedures to handle credit risk and maintain portfolio quality. It sets risk limits and reviews portfolios regularly. It also maintains an oversight on certain aspects of credit strategy and underwriting functions of the Credit group, led by the Chief Credit Officer.

Strategies

Maintaining healthy asset quality with optimal risk-reward considerations.

Capitals Impacted: F I SR N







Compliance Risk

The risk of legal or regulatory sanctions, as a result of failure to comply with applicable laws, regulations and standards.

Mitigation

A Robust board-approved compliance policy in place which is reviewed annually. The Compliance function actively tracks and reviews adherence to regulatory guidelines in close coordination with business, support and operations teams. The focus is on identifying and mitigating Regulatory risk through well-defined internal control framework. This framework includes regular feedback from product, business and operation teams via self-certifications and on-going monitoring. In addition, compliance testing of products / policies from Regulatory perspective is also undertaken to further strengthen the compliance culture within the organisation.

Strategies

Ensuring businesses work strictly within the contours of regulation

Capitals Impacted: F













F Financial · I Intellectual · M Manufactured · H Human · SR Social and Relationship · N Natural



Market Risk

The risk of potential loss on account of adverse changes in market variables which affect the value of financial instruments that the Bank holds as part of its statutory reserves or trading/investment activity, such as, money market instruments, debt securities, equities, foreign exchange and derivative instruments.

Mitigation

Detailed Board-approved policies related to investment, foreign exchange, derivatives etc. combined with strong controls, minimise risks across trading desks and securities. These policies along with Board approved limits package, set market risk limits in line with the Bank's risk tolerance. Also, portfolio-level assessments and risk reduction measures are carried out.

Structured products and exotics are transacted with counterparties possessing adequate risk management capabilities and systems to manage such products. Counterparty exposures are regularly monitored, and a margining framework is established in agreement with counterparts.

Strategies

Optimising profitability of marked-to-market products within the constraints of liquidity and market risk appetite of the Bank.

Capitals Impacted: F

Operational Risk

Operational risk arises from inadequate or failed internal processes, people, and systems or from external events. It includes the risk of loss resulting from legal risk but excludes strategic and reputational risks.

Mitigation

The Bank follows a Board-approved Operational Risk Management Policy that outlines the governance and management of operational risks. It adopts a three-line defence system: the business line (including support and operations) constitute the first line of defence; the Operational Risk Management Department (ORMD) serves as the second line, and the Internal Audit acts as the third line. These teams work in tandem to effectively manage, monitor, and reduce operational risks.

Strategies

Minimising operational losses through risk mitigation.

Capitals Impacted: F H













F Financial I Intellectual M Manufactured H Human SR Social and Relationship N Natural

Climate Risk

At a broader level, risks from climate change are typically divided into:

Physical risks - Economic losses (physical damage to property and assets) from acute impacts on account of extreme weather events (floods, cyclones, droughts, landslides, etc) attributed to climate change, or long-term chronic impacts on environment such as rise in sea levels, increased global temperature or irreversible precipitation changes.

Transition risks - The possible process of adjustment to a low carbon economy and its possible effects on the value of financial assets and liabilities including the likelihood of formation of stranded assets.

Mitigation

We actively support the financing and investment in environmentally friendly technologies and low-carbon infrastructure projects. We leverage our product offerings and financial expertise to assist our customers and clients in transitioning to a sustainable and a low-carbon economy. We are pursuing this through three thematic areas including ESG integration in products, sustainable finance and portfolio emissions. These aspects are discussed in detail in the chapter on the ESG strategy.

Strategies

The Bank is in the process of augmenting existing methodologies and frameworks to assess climate transition risk for the wholesale borrowers, in response to an ever changing and evolving risk environment. For retail portfolio, the Bank is exploring framework to assess potential portfolio-at-risk by mapping the location of exposures against Natural Catastrophic (NATCAT) scores with varying degree of severity. Additionally, the Bank conducts capacity-building programs to familiarise the Board and staff members with key developments in climate risk assessment as guided by regulatory landscape. Furthermore, the Bank continues to disclose financed emissions for selected segments of its lending portfolio.

Capitals Impacted:  N F SR M

Liquidity Risk

Liquidity risk is the risk that the Bank may not be able to meet its financial obligations as they fall due without incurring unacceptable losses.

Mitigation

The Asset Liability Management policy of the bank details how liquidity and interest rate risks are managed. We've set up a strong system to watch cash flow mismatches, in both normal and stressed situations, and key ratios, like Basel III ratios. Additionally, we have an extensive intraday liquidity risk management framework to track intraday positions throughout the day. Interest rate risk in the banking book is assessed at defined intervals to ensure it remains within our acceptable limits.

Strategies

– To maintain healthy liquidity buffer as evidenced in Liquidity Coverage Ratio (LCR) / Net Stability Funding Ratio (NSFR) in line with our Balance sheet size to tide over any unforeseen stress scenarios.

– Maintaining competitive cost of funds.

– Transact in derivatives, if required, to maintain the interest rate profile.

Capitals Impacted: F SR

 F Financial  I Intellectual  M Manufactured  H Human  SR Social and Relationship  N Natural

Reputation Risk

Any adverse stakeholder and public perception about our Bank may negatively impact our ability to attract and retain customers and may expose us to litigation and regulatory actions.

Mitigation

We keep in regular contact with our stakeholders using suitable engagement methods to meet their expectations and handle any concerns they raise. The Bank recognises reputation risk as significant in its ICAAP Policy, and we've set up an assessment framework to monitor it.

Strategies

- Delivering superior customer experience.
- Proactive risk assessment and monitoring
- Continue to foster a culture of Ethics and Compliance
- Strengthening grievance handling mechanism

Capitals Impacted:  SR

Technology Risk

Risks associated with the use, ownership, operation, involvement, influence, vendor related and adoption of IT systems within an enterprise, Business Continuity management and Third-party Risk management.

Mitigation

Our Information Technology Risk framework, along with the policies, procedures, templates, and assessment methods manage technology risk, vendor risk and business continuity. The framework covers the evaluation of new IT solutions, third-party vendors, outsourced IT, related services (Third Party Risk). Additionally, we've created a Business Continuity Management framework and rolled out the Business Continuity Programme across the Enterprise.

Strategies

- Ensure alignment of Business and IT Strategies to provide services availability and superior customer experience.
- Making extensive progress on some of the key initiatives that are part of our technology transformation agenda.

Capitals Impacted:  F SR I

 F Financial  I Intellectual  M Manufactured  H Human  SR Social and Relationship  N Natural

Cyber and Data Risk*

Cyber Risk

Risk of cyber-attacks on our Bank's systems through hacking, phishing, ransomware, and other means, resulting in disruption of our services or theft or leak of sensitive internal data

Data Privacy Risk

Risk of breach of customer or employee data privacy due to inadequate controls, regulatory non-compliance, or failure in embedding privacy principles across processes and technologies — potentially resulting in financial penalties, operational disruptions, reputational damage, or loss of stakeholder trust. Risks arising from the adoption of new-age solutions are comprehensively assessed through the lenses of data privacy and data security.

Mitigation

We assess each cyber threat, including data privacy concerns, based on the framework of Identify, Prevent / Protect, Detect, Respond, and Recover.

To mitigate these risks, we have implemented various controls such as firewalls, anti-malware, data loss prevention (DLP) measures, Domain-based Message Authentication, Reporting and Conformance (DMARC) solution, intrusion prevention / detection systems, digital rights management, zero-trust architecture approach, Extended Detection and Response (XDR), File Integrity Monitoring (FIM), Data Activity Monitoring (DAM), central Patch Management, Email Security Measures, Cloud Posture and Access Security Tools (CSPM & CASB), Web Application Firewall (WAF), 24/7 security operation center (SOC) etc.

The Bank has established a robust cyber security governance framework comprising an Incident Management Procedure, Cyber Security Policy, and Cyber Crisis Management Plan, supported by regular tabletop exercises to ensure stakeholder preparedness. Advanced monitoring capabilities have been deployed through an AI-powered Security Information and Event Management (SIEM)

solution, featuring machine learning, UEBA, and threat modelling for early detection and mitigation. These are complemented by Security Orchestration, Automation and Response (SOAR) tools that enable faster, automated triaging of incidents. The Security Operations Centre (SOC) is continuously updated with threat intelligence from government sources, service providers, and dark web monitoring. To strengthen cyber resilience, the Bank runs a dedicated Attack Surface Management (ASM) program with continuous scanning, patch management, penetration testing, and red team exercises. Identity and Access Management (IAM) protocols, zero-trust architecture approach and least-privilege principles, along with privileged access controls, safeguard critical systems from unauthorised access.

The Bank also complies with ISO 27001:2022, ISO 22301:2019 and PCI DSS standards, demonstrating our commitment to information security and safeguarding customer data.

The bank's Data Privacy program is a highly regulated initiative managed by the Data Privacy Officer (DPO) under the direct supervision of the Board and the Chief Data Officer. Privacy by design approach is central to our data privacy program to address privacy related risk. Our privacy program embeds ten (10) privacy principles in the varied processes and technologies across bank's products and services to protect this organisation from financial, regulatory, operational, and brand damage.

Strategies

– Robust governance over information and cyber security framework through various committees viz. IT Strategy Committee, Information Security Committee (ISC), Internal Capital Adequacy Assessment Process (ICAAP), Risk Policy and Monitoring Committee (RPMC) etc.

– Various mitigation measures including antivirus programme, network security management, vulnerability management, cyber security and data privacy measures

– Continuous information security awareness for employees and customers

Capitals Impacted:  F I

   **F** Financial **I** Intellectual **M** Manufactured **H** Human **SR** Social and Relationship **N** Natural

Risk of spill-over from Subsidiaries

Risk arising from subsidiaries refers to potential uncertainties or adverse events that can impact the operations, financial stability, reputation, or strategic objectives of holding company due to subsidiary operations.

Mitigation

The Board / Risk Management committees of each subsidiary is responsible for managing their respective risks. The Group Risk Management Committee (GRMC) and Group Risk Council (GRC) has been instituted in our Bank to periodically review the nature / quantum of material risks of the subsidiaries and provide guidance, as deemed fit, on the risk management practices. Stress testing for the group is carried out by integrating the stress tests of the subsidiaries. Similarly, capital adequacy projections are formulated for the group after incorporating the business / capital plans of the subsidiaries.

Strategies

– Establishing group level oversight to review key risks across subsidiaries.
– Including stress test output of subsidiaries to conduct group level stress testing.
– Including subsidiary business plans/capital projections in capital adequacy projections for the Group.

Capitals Impacted:  F SR

Model Risk

Risk arising from the use of models, which is the potential for adverse consequences from decisions based on incorrect or misused model outputs and reports.

Mitigation

A well-defined, Board approved Model Risk Management Policy, along with a robust framework including pre-deployment validation, and periodic monitoring, to capture, manage, and mitigate model risk.

Strategies

– Bank has established an independent Model Risk Management Team within the Risk Management Group to manage Model Risk across the Bank.

Capitals Impacted:  F SR I

 **F** Financial · **I** Intellectual · **M** Manufactured · **H** Human · **SR** Social and Relationship · **N** Natural

Managing Emerging Risks

Acknowledging the significance of stress testing in risk management, the Bank conducts stress tests beyond standard scenarios. We focus on topical themes influenced by geopolitical, macroeconomic, and sectoral trends to pinpoint specific areas of our portfolio. This approach serves as an early warning system, prompting potential actions. Various stress tests have been conducted to evaluate their impact on our portfolio and identity affected borrowers. Furthermore, we implement various measures to mitigate global risks, as detailed below.



Growing Geo-Political Tensions

The geo-political backdrop continues to remain uncertain with shocks such as the Russia-Ukraine conflict have persisted and the Israel-Hamas war continues to fuel regional instability. Coupled with that, the recent tariff related measures have exacerbated uncertainties clouding the economic outlook across regions, posing headwinds for global growth and inflation. Tensions in the Middle East have further intensified following the Israel-Iran conflict, adding to volatility in global energy markets and geopolitical risk perceptions. While we do not foresee a significant direct impact on the Bank at present, we remain vigilant and are actively monitoring developments to respond swiftly to any emerging risks.



Trade Realignment

As part of our risk management strategy, we've broadly assessed the impact of recent developments of the imposition of reciprocal tariff measures by US administration and subsequent impact on the various sectors and industries. The Bank is closely monitoring the ongoing shift in global trade patterns to take necessary actions.



Volatility in Key Macro Economic Indicators

Monitoring volatility in macro economic indicators like inflation, interest rate trajectories, global currency fluctuations, GDP growth projections etc. remains a key area of focus for the risk management group. We actively track any significant developments in these indicators to assess potential implications on the Bank's portfolio. While no significant direct impact on the portfolio is currently assessed due to these movements, we are closely monitoring the situations leading to such fluctuations to ensure preparedness.

Emerging Risk - Geopolitical & Macroeconomic Risks

Risks arising from geopolitical and macroeconomic factors include the following:

- Global Instability and Trade Disruptions
- Rising Protectionism and Economic Headwinds
- Uncertain Policy Environment

Mitigation

At an enterprise-wide level, recognising the dynamic nature of these challenges, we remain committed to proactive risk identification and continuous scenario assessment. We have been keeping a close watch on these macroeconomic developments to take necessary action as and when required.

Capitals Impacted: F

Strategies

- Conduct stress testing with focus on topical themes influenced by geopolitical, macroeconomic, and sectoral trends to pinpoint specific areas of our portfolio
- Closely monitor the evolving risk landscape and ensure regular updates to the Board and senior management on any emerging threats. Where warranted, proactive portfolio resizing / limit adjustments are undertaken to mitigate potential headwinds and preserve portfolio resilience.











F Financial | I Intellectual | M Manufactured | H Human | SR Social and Relationship | N Natural





Safeguarding the Future

In an era marked by a rapidly evolving technological landscape and emerging threats, HDFC Bank maintains a risk-averse approach, proactively safeguarding operations to ensure seamless and uninterrupted delivery of services.



Our Business Continuity Management (BCM) Programme is ISO 22301:2019 certified and is designed to reliably sustain critical services and operations in the face of any unforeseen circumstances. It also adheres to applicable regulatory frameworks (RBI, SEBI, NCIIPC, CERT-In, etc.) and undergoes rigorous reviews and audits to ensure its effectiveness.

The programme is overseen by the Business Continuity Steering Committee, chaired by the Group Chief Risk Officer. Our central Business Continuity Office constantly enhances the Bank's continuity capabilities through periodic testing, review and continual improvement.

The comprehensive framework governing our BCM programme enables us to pre-empt, prepare for, respond to and systematically recover from disruptions ensuring operational resilience and maintaining the trust of our customers and stakeholders. It focuses on:

Crisis Management

Our Crisis Management Plan is to address the strategic issues of a crisis impacting the Bank and to direct and communicate the corporate response to the crisis.

It focuses on strategic decision making and internal/external stakeholder (including RBI, customers, media) communication for managing catastrophic events e.g. natural disasters, geo-political conflicts, cyber attacks, etc. to protect our Bank's reputation and manage impact.

Business Continuity

At HDFC Bank, Business Continuity Planning focuses on managing continuity of critical business operations and accelerated recovery of services after a disaster.

It primarily focuses on continuity planning for disruptive scenarios with regard to absence of critical staff, premises, technology and vendors.

Our BCPs are periodically tested at all levels through a well-defined testing programme.

Disaster Recovery

Our Disaster Recovery Plan and Procedure focuses on recovery of essential IT services and data.

DR Planning involves identification of critical systems, establishing and maintaining DR sites (alternate data centers) for these critical systems and periodically testing this setup.

DR practice also includes robust data backup, replication and restoration procedures to meet RPOs and RTOs crucial for digital banking services.

Emergency Response

Our Emergency Response Plan deals with site-level emergencies (at an office or a branch) involving life and asset safety issues in the event of natural & man-made disasters such as fire, bomb threats, earthquake, floods, amongst others.

It includes procedures for evacuation, medical aid and security.

Staff training and awareness including evacuation drills are part of Emergency Response preparedness.

Pandemic Response

This is a specific type of crisis management and business continuity plan addressing widespread health emergencies e.g. COVID-19.

It focuses on employee safety (e.g., remote work, health protocols), maintaining essential services with potentially reduced staff managing customer interactions safely and adapting to prolonged disruption as per health advisories and regulatory directives.

In essence, our BCM framework and programme revolves around the concept of being prepared (BC, DR), responding effectively to immediate threats (Emergency Response), managing the broader impact and communication (Crisis Management) and having specific plans for unique, widespread events like pandemics – all while meeting Indian regulatory expectations.

Safeguarding our Customers' Digital Journey

At HDFC Bank ensuring Information and Cyber Security is a priority for us. We are committed to safeguarding customer information and have implemented robust security controls and practices to strengthen data security. We continue to strengthen our systems and processes to protect sensitive customer information from unauthorised access. We maintain a strong security posture through measures such as Antivirus / Anti-Malware Solution, Data Loss Prevention (DLP) Solution, Advanced Threat Prevention, Web Application Firewalls, DDoS Protection, IDS / IPS Technologies as well as Vulnerability Management and Penetration Testing. Oversight at the highest level ensures governance of our Information Security Practices.

Governance Over Data

At HDFC Bank, Cyber Security and Data Privacy are of paramount importance to us. To manage risks associated with these areas we have constituted specialised committees – IT Strategy Committee, Information Security Committee – each with specific roles and responsibilities. We also have in place a Cyber Security Framework and an Information Security Programme to oversee these risks and mitigate them adequately to protect customer information. Our Information Security and Cyber Security policies lay down the guidelines for implementation of the security measures within the Bank. The Bank continues to enhance its information security posture through a range of strategic and technology-driven initiatives aimed at strengthening its information security and resilience against evolving cyber threats.

Our Next-generation Cybersecurity Operations Center (CSOC) has brought in significant advancements to improve overall cyber security posture of the Bank by deploying a predictive / proactive security monitoring of Bank IT Infrastructure and Applications. We have developed the Incident Management Procedure (IM) and Cyber Crisis Management Plan (CCMP) to elaborate on types of cyber



security related incidents and cyber resiliency framework which works on the prevent, detect and response mechanism to manage cyber security incidents. The Bank also conducts 'table-top exercises' to assess the incident response readiness. Key initiatives covered by the Next Generation CSOC include:

a. **AI Powered Security Monitoring:** Deployment of next generation security incident event management (SIEM) solution augmented by Artificial Intelligence (AI) and Machine Learning (ML) capabilities along with strong User Entity Behavioral Analysis (UEBA) functionalities and built-in threat modelling. This helps in proactively identifying and addressing several potential threats before they proliferate.

b. **Security Orchestration, Automation & Response (SOAR)** to reduce incident response times by enabling automated triaging for better control, visibility and preparedness against sophisticated attacks like ransomware.

Threat intelligence feeds and indicators of compromise received from government agencies, service providers and dark web monitoring vendors are logged in the security technologies deployed in our Security Operations Centre (SOC) which provides real-time information about emerging threats, helps in identifying potential breaches and proactively defends systems and data. Our robust Cyber Security Framework and Information Security Program are reinforced by various stringent measures such as a dedicated Attack Surface Management (ASM) Program. The programme is aimed at continuously identifying and addressing vulnerabilities across assets thereby ensuring a secure environment for the Bank and its customers. Additionally, vulnerability management of the Bank's internet properties, antivirus / anti-malware program, patch management, penetration testing, etc. minimise the surface area for cyber security attacks and assist in fortifying the Bank's assets (infrastructure, applications, etc.).

We have implemented a centralised patch management tool that automates the discovery, management and remediation of endpoints and servers across various operating systems and environments for the available patches. It facilitates patching, software deployment and compliance with security standards thus reducing the risk of the introduction of vulnerability due to lack of timely patching.

With the growing use of cloud infrastructure, tools such as Cloud Posture and Access Security Tools (CSPM & CASB) are used to detect misconfigurations, enforce compliance requirements and proactively reduce cloud-related risks. Overall, the Bank's cybersecurity measures are focused on ensuring the highest level of protection against cyber threats with proactive monitoring and automated incident response capabilities, enhanced network visibility and a zero-trust approach to security.

The Red Team of the Bank proactively assesses our cyber assets for vulnerabilities through various periodic tests which also include red team assessments. Any issues identified during the assessments are remediated in a timely manner to ensure that the banking services remain resilient and stay protected against the evolving threats. These dedicated efforts underscore our commitment to customer information security and a secure banking environment.

We strictly adhere to regulatory standards like the 'Code of Bank's Commitment to Customers'. Notably, FY2024-25 saw no data breaches, a testament to our vigilance.

Key measures undertaken by the Bank to mitigate information security related risks:

Logging and Monitoring

The logging and monitoring procedures at the Bank entail logging user actions, system activity and infrastructure changes and ensuring the logs are securely stored and protected against unauthorised access. Alerts are generated for audit log failures based on asset risk levels. Monitoring tools aggregate log files, automatically reporting suspicious activity to the Cyber Security Operations Centre (CSOC) team.

The CSOC team performs the following steps:

1. **Analysis and Incident Detection:**

    The CSOC team conducts analysis and incident detection by gathering information from system-generated events and other sources to identify potential incidents.

2. **Event Tracking and Escalation**

    Events are evaluated according to their risk level and escalated as per the guidance provided in the Bank's Incident Management policy. This may involve referring incidents to the Cyber Incident Response Team (CIRT) for detailed analysis, forensics and management for situation awareness.

3. **Reporting:**

    The CSOC team periodically reports the events and incidents to the senior management.

Endpoint Detection and Response (EDR) /Malware Programme

The programme is designed to prevent, detect and respond to malicious code threats including viruses, worms and trojans by utilising a blend of proprietary tools and monitoring systems for mitigating these risks effectively. To ensure up-to-date protection, antivirus signatures are updated multiple times daily covering workstations, servers, email gateways and web gateways.

Vulnerability Management

The Bank oversees a proactive vulnerability management process continuously scanning for security threats. The dedicated team tracks and addresses vulnerabilities, logging and prioritising them based on severity and assigning ownership. They diligently follow up until resolution, ensuring thorough remediation of identified issues.

Patch Management

The Bank implements patch management procedures and tools to evaluate and deploy operating system, network and application-specific patches and updates. This includes assessing vendor-supplied patches, documenting procedures and ensuring timely deployment to safeguard the Bank's infrastructure.

Penetration Testing

To assess potentially exploitable vulnerabilities, the Bank conducts routine and ad hoc penetration tests on all critical networks and systems, both internally and externally. These tests are initiated by various events such as new releases or updates. They encompass Network/Host Penetration Testing and Application Penetration Testing.

Network Security

The Bank employs firewalls and proxy servers to manage and segregate network traffic based on varying security needs and trust levels. Additionally, our intrusion detection/prevention capabilities (IDS/IPS) swiftly identify and respond to known attacks in real-time. Regular updates to IDS/IPS signatures enhance detection accuracy for specific threats, intruder profiles and attack patterns. Configured to trigger alerts upon surpassing predefined thresholds, these tools ensure proactive monitoring and rapid response to potential security breaches.

Minimised Surface Area for Cyberattacks

The Bank has implemented a comprehensive approach to cybersecurity featuring a dedicated Attack Surface Management programme (ASM) aimed at continuously identifying and addressing vulnerabilities across its assets. Significant strides include the institutionalisation of a cyber threat exposure management solution and establishment of a next-generation Cyber Security Operations Center (CSOC) to predict and manage incidents proactively. Introduction of Security Orchestration, Automation & Response (SOAR) has notably reduced incident response times while network micro-segmentation enhances control and visibility particularly against ransomware threats. Notably, the Bank has upgraded its monitoring and detection systems, leveraging advanced Artificial Intelligence (AI) and Machine Learning (ML) capabilities alongside robust User Entity Behavioral Analysis (UEBA) functionalities and threat modeling. This holistic strategy represents a pioneering industry approach, emphasising proactive threat detection and response.





BUSINESS CONTINUITY MANAGEMENT, INFORMATION & CYBER SECURITY PRACTICES AND DATA PRIVACY MEASURES

Governance Over Data

IT Strategy Committee

This committee oversees various technology-related matters. Its functions include formulating IT strategy and related policies, ensuring alignment with the business strategy. Comprising mainly of Independent Directors, the committee also includes an external IT expert.

Information Security Programme

The Information Security Programme aligns with regulatory requirements outlined by RBI as well as industry standards such as ISO 27001:2022 and the NIST framework. The Bank has established the Information Security and Cyber Security policy which guides the execution of stringent processes and measures the implementation of relevant security standards to ensure data security and protect sensitive business information and data assets from unauthorised access.



Information Security Committee

Chaired by the CRO (Chief Risk Officer), this committee is tasked with reviewing Information Security Policy dispensations, taking strategic and financial decisions on Information Security plans, reviewing performance and monitoring the progress of the Information Security Program. It also discusses any significant Information Security risks, determining actions for risk remediation and approves changes to the constitution and functioning of the Information Security Committee (ISC). The committee serves as a platform for discussing information security risks and oversees the enterprise security program. It convenes at least once every two months with representatives from Audit, Information Technology, Information Security Group, other enabling functions and relevant business units.

Cybersecurity Framework

Our cybersecurity framework encompasses the key components of Identify, Protect, Detect, Respond and Recover. The primary objectives of our information security programme include:

– Documenting, disseminating, operating and reviewing information security policies and procedures.

– Monitoring cybersecurity threats and assessing the risk profile across critical assets, infrastructure components and business units/departments.

– Providing transparency into the information security programme and associated controls to senior management including the Board

– Promptly responding to information security incidents and policy violations/exceptions in alignment with organisational policy.

– Evaluating the effectiveness of actions taken to resolve incidents and documenting the learnings to improve process efficiency.

Ensuring Data Privacy

At HDFC Bank, we are committed to maintaining data privacy. We ensure stringent privacy governance, implement robust data protection measures and uphold transparency. Our approach is rooted in safeguarding personal information, respecting individual privacy rights and adhering to privacy laws and regulations. By maintaining these standards, we cultivate and preserve the trust and confidence of our valued customers, partners and stakeholders.

The bank is certified under ISO 27001:2022 and complies with all the requirements mentioned in the ISO to maintain the highest level of data privacy. Our data privacy program headed by a Data Privacy Officer (DPO) under the direct supervision of the Board and the Chief Data Officer is highly regulated. We adopt a privacy-by-design approach, embedding 10 privacy principles into various processes and technologies across the bank's products and services to protect against financial, regulatory, operational, and brand damage.

Our Approach to Ensuring Data Privacy



Privacy Governance

At HDFC Bank, customer privacy is a priority. Our robust governance framework includes a designated privacy officer, cross-functional privacy teams and clear responsibility chains for privacy matters. Through proactive measures, we protect personal information, cultivate privacy awareness and promptly address any privacy concerns or inquiries that may arise.



Data Collection and Use

Transparency is fundamental to our privacy commitment at HDFC Bank. We prioritise open communication and responsible handling of personal information. Our data collection is purposeful, gathering only what's necessary for our services with clear explanations provided. Individuals receive straightforward privacy notices and have the opportunity to provide informed consent for data processing activities.



Security and Data Protection

Safeguarding personal information against unauthorised access, disclosure or misuse is a primary concern for us. We implement a comprehensive multi-layered security strategy to achieve this goal. Our approach includes robust encryption protocols, strict access controls, reliable firewalls and regular security assessments. We are focused to remaining ahead of evolving threats by investing in state-of-the-art technologies and adopting industry-leading best practices.



Privacy Education and Awareness

At HDFC Bank, nurturing a culture that values privacy is a key commitment. We focus on educating and raising awareness among our employees through extensive privacy training programmes. These efforts highlight the significance of their roles in protecting personal information. We keep our team well-informed about privacy matters, emerging risks and best practices through regular updates and open communication channels.



Privacy by Design

We make privacy a top consideration in crafting our products, services and systems. We completely embrace the principles of Privacy by Design, ensuring that privacy protections are woven into our processes right from the start. Our teams undergo privacy training to foster a culture that respects privacy and we conduct privacy impact assessments to detect and address any potential risks to individuals' privacy.



ESG STRATEGY ENCOMPASSING
SUSTAINABLE FINANCE

Regulations to Strategy

The global regulatory landscape for Environment, Social, and Governance (ESG) is evolving rapidly, influencing how banks assess risk, allocate capital, and define long-term value. As stakeholder expectations grow, regulatory momentum across globe is shifting from voluntary reporting towards mandatory frameworks, with increasing alignment to international standards such as IFRS Sustainability Disclosure Standards. The regulatory maturity and political orientation vary across jurisdictions, wherein some regimes are actively embedding ESG principles into financial market development and risk oversight, while others are adopting a more cautious approach, highlighting the urgent need for harmonised ESG frameworks and strategy.



India's ESG Reform

India's ESG landscape is undergoing a significant transformation, driven by a confluence of domestic priorities and global shifts. As the country positions itself as a key player in sustainable development, regulatory and policy institutions have taken decisive steps to mainstream ESG principles across capital markets and the broader financial ecosystem.

At the forefront of these reforms is the Securities and Exchange Board of India (SEBI), which has steadily evolved its ESG disclosure - Business Responsibility and Sustainability Reporting (BRSR). The latest enhancements to the BRSR requirements mark a strategic shift toward greater accountability and value chain transparency. By redefining 'value chain partners' to include upstream and downstream entities accounting for 2% or more of a listed company's purchases or sales, SEBI is deepening the scope of ESG disclosures. Additionally, recognising the generation or procurement of green credits as a leadership indicator under Principle 6 of BRSR signals a stronger push toward environmental performance, effective from FY 2024-25.

In parallel, SEBI is streamlining the ESG rating ecosystem to reflect the growing demand for credible and comparable sustainability assessments. Through its July 2024 circular, SEBI has enabled its registered ESG Rating Providers (ERPs) to operate within the International Financial Services Centre (IFSC) under the regulatory framework laid out by the International Financial Services Centres Authority (IFSCA). This move coincides with SEBI's broader sustainable finance strategy, which includes the introduction of new financial instruments such as Social Bonds, Sustainable Bonds, and Sustainability-linked Bonds, building upon the foundation laid by green debt securities.

Complementing these market-level measures, the Reserve Bank of India (RBI) has also bolstered its commitment to green finance. Key steps include raising Priority Sector Lending (PSL) limits for renewable energy to ₹35 crore and launching a dedicated 'On Tap' cohort focused on climate risk and sustainable finance innovation. These policy levers are intended to channel greater credit flow toward green sectors and encourage financial institutions to integrate climate considerations into their core operations.

However, India's ESG journey is unfolding amidst growing geopolitical volatility. The global landscape of trade disruptions, supply chain realignments, and currency fluctuations is reshaping risk dynamics for investors and financial institutions. The RBI's 2024 bulletin, "Geopolitical Risk and Trade and Capital Flows to India," underscores how these tensions can disrupt trade, deter capital flows, and undermine macroeconomic stability. For the banking sector, geopolitical shocks now intersect directly with ESG outcomes, influencing everything from clean energy financing timelines to labour market resilience and regulatory governance.

Together, these developments represent maturing of India's ESG ecosystem. From regulatory clarity and market infrastructure to risk resilience and financial innovation, the country is laying the groundwork for a more robust and integrated approach to sustainable finance.

HDFC Bank's Operating Philosophy

At HDFC Bank, we recognise the interconnected nature of geopolitical dynamics, sustainability goals, and financial stability. We are actively aligning with the national ESG agenda while also strengthening our internal resilience to evolving externalities.

As India's largest private sector bank, we remain deeply committed to positively impacting the environment, our customers, employees, and the wider community through responsible and inclusive growth. Guided by our core values, our ESG practices seek to drive growth and empower communities through our corporate decision-making processes. In FY 2014-15, sustainability was officially included as our fifth value, alongside customer focus, operational excellence, product leadership, and people. To operationalise this vision, The Bank has adopted a comprehensive ESG framework. This framework serves as a fundamental for all ESG-related initiatives across domestic operations and is either aligned or locally adopted by our overseas offices as per extant regulations as applicable.

Driving ESG through Structured Governance

HDFC Bank has instituted a robust, multi-tiered ESG governance structure to ensure that sustainability considerations are systematically embedded across the Bank's operations, lending practices, risk frameworks, product development and reporting mechanisms. The Corporate Social Responsibility and ESG (CSR & ESG) Committee of the Board, inter alia, provides strategic oversight to the Bank's ESG agenda—reviewing our sustainability roadmap, monitoring progress against targets, and ensuring alignment with stakeholder expectations and approving key disclosures in alignment with applicable regulatory and voluntary reporting standards. The Deputy Managing Director, leads the execution of ESG priorities across the Bank.

At the executive level, ESG implementation is driven by the ESG Apex Council, comprising senior leadership from across critical business and enabling functions. The Council is responsible for cross-functional coordination and alignment and reports periodically to the CSR & ESG Committee of the Board. To enable focused execution of ESG priorities, the Bank has constituted dedicated ESG Working Groups. These groups are aligned with the key pillars of the Bank's ESG agenda and are tasked with driving implementation, monitoring progress, and facilitating internal capacity-building across departments.

Environment Working Group	Social & Governance Working Group	Product Responsibility Working Group
Sets targets and identifies opportunities for improvement in areas of emissions, energy, water and waste.	Focuses on workplace policies including Code of Conduct, human rights, diversity, safety, stakeholder engagement and corporate governance policies.	Integrates assessing Environmental & Social (E&S) risks, including climate risks in our existing portfolio and identify new business opportunities in the E&S space.



ESG STRATEGY ENCOMPASSING SUSTAINABLE FINANCE

ESG Focus Areas & Guiding Approach

Focus Area	Our Approach
Climate Change Strategy	We are committed to achieving carbon neutrality by FY 2031-32 and reducing our energy footprint through renewable energy adoption, energy-efficient infrastructure, and automated energy management.
	Energy, Emissions, and Operations: We externally verify and disclose GHG emissions annually and continuously improve resource efficiency across our operations and data centers.
	Waste and Water Conservation: We adopt responsible waste disposal, minimise paper and plastic use and implement water-saving technologies across premises.
Environmental & Social Risk in Lending	The Bank has a board approved Environmental, Social Governance Risk Management (ESGRM) Framework to strengthen the integration of ESG & climate change risk assessment into the credit appraisal process, with thresholds guiding due diligence and third-party assessments.
Sustainable Finance	Our Sustainable Finance Framework provides guidance to the Bank for issuances of green, social, sustainable and sustainability linked financing and elucidates the use, management, monitoring and reporting of such proceeds.
Value Chain and Procurement	We engage upstream and downstream partners on ESG disclosures, to ensure that our value chain partners meet sustainable disclosure standards in line with benchmark ESG practices of the Bank and in accordance with existing regulations.
	Financed Emissions: We are expanding the scope of measurement of financed emissions and engaging borrowers to support decarbonisation pathways.
Workforce Practices	We uphold non-discrimination, employee well-being, gender diversity and structured ESG learning and development.
Customer Engagement	We deliver responsible banking experiences through secure, customer-centric digital platforms and continuous feedback loops.
Community & Society	Guided by our board governed Corporate Social Responsibility (CSR) policy, our umbrella of social initiatives 'Parivartan' drives impact in 6 distinct areas of intervention namely: Rural Development, Promotion of Education, Skill Development & Livelihood Enhancement, Healthcare & Hygiene, Financial Literacy & Inclusion, and Natural Resource Management.
	Our Sustainable Livelihood Initiative (SLI) has been a key driver in pushing for financial inclusion among families, especially women, in un-banked and under-banked areas.
Transparency & Accountability to Stakeholders	We uphold transparency through the whistleblower mechanism and proactive stakeholder engagement. Over the years, the Bank has aligned its management approach with best practices and as guided by ESG reporting frameworks and guidelines of ESG rating agencies.
Governance and Compliance	Our governance model ensures regulatory compliance, ethics, cybersecurity and ESG-aligned board oversight. The Bank's corporate governance framework complies with The Companies Act, the regulations and guidelines of the SEBI and the requirements of the listing agreements entered into with the Indian stock exchanges.



Commitment to Sustainability-related Disclosures

The Bank is dedicated to maintaining transparency and accountability in its sustainability-related disclosures. Our approach to reporting adopts global frameworks in alignment with nationally available guidance and frameworks.

Assessment framework	The Bank actively reports to the Carbon Disclosure Project (CDP), on its strategy that integrates both the potential risks and opportunities presented by climate change.	The Bank has been participating in S&P Corporate Sustainability Assessment since FY 2018-19. In FY 2024-25, the Bank was ranked in the 85th percentile. HDFC Bank achieved a leadership score of 71 in the CRISIL ESG Ratings Leadership Category for FY 2023-24 disclosures.	
Reporting frameworks	We endeavor to align our climate risk related disclosures with the Task Force on Climate-Related Financial Disclosures (TCFD) recommendations. FY 2024-25 is the fifth year of HDFC Bank's reporting in line with TCFD framework.	We have been reporting on ESG KPIs in alignment with the Global Reporting Initiative (GRI) since FY 2013-14. FY 2024-25 is the twelfth year of HDFC Bank's reporting in alignment with the GRI.	We comply and report in line with the SEBI-mandated BRSR Framework in our annual disclosures.
Assurance	The Bank has obtained Reasonable Assurance on BRSR Core Key Performance Indicators (KPIs) and Limited Assurance on select non-core BRSR/GRI-aligned KPIs.		

Embedding ESG in Credit Risk and Due Diligence

At HDFC Bank, integrating ESG factors into our credit appraisal and due diligence processes is a strategic priority, given their growing influence on borrower performance and portfolio risk. In FY 2023–24, we developed an ESG Risk Management (ESGRM) Framework for as a part of the overall credit policy of the Bank to embed ESG and climate risk evaluation into our credit appraisal process for wholesale lending, with exposure-based thresholds and industry risk categorisations. The assessment of ESG Risk in Credit Appraisals s covers borrower-level risks, statutory compliance and sectoral sensitivities. The ESG assessments are embedded into Credit Appetite Memorandums. In addition, loan documentation includes reps and warranties with regards to ESG risk and policies. This robust ESGRM Framework enables us to evaluate ESG risks systematically across our lending portfolio.

For exposures to borrowers beyond the pre-decided thresholds, the ESG RM framework mandates ESG due diligence that includes assessment of environmental impacts, labor and human rights practices, corporate governance, and climate risk exposure. For specialised or long-tenure project finance, a Lenders' Independent Engineer (LIE) is appointed. In addition to a techno-commercial assessment of the project, one of the items of the scope of work of the LIE is to assess availability / requirement of environment clearances, pollution clearances, R & R requirements and such other aspects of the project. Suitable mitigants are built to address the risks around these aspects.

Mobilising Capital Responsibly

Sustainable finance is a natural extension of our ESG strategy, aligning business value with environmental and societal progress. Guided by our ESG Risk Management Framework and global sustainability principles, it supports India's low-carbon and inclusive growth agenda.

The Finance Ministry's draft Climate Finance Taxonomy is a landmark step toward directing green capital to help achieve India's NDCs. With eight guiding principles, the taxonomy prioritises sectors like energy, mobility, buildings, agriculture, and hard-to-abate industries including steel and cement. Anticipating this shift, we have already made early investments in sustainable technologies and low-carbon infrastructure. Our evolving approach integrates financial expertise



ESG STRATEGY ENCOMPASSING SUSTAINABLE FINANCE

and product innovation to support India's climate goals.

Our Sustainable Finance Framework

Our Board-approved Sustainable Finance Framework ("the Framework") serves to catalyse our sustainable financing efforts. Developed in accordance with global standards including the International Capital Market Association (ICMA)-Sustainability Bond Guidelines (2021), Green Bond Principles, Social Bond Principles, and the Loan Market

Association's Green and Social Loan Principles, the Framework enables us to:

– Identify and classify eligible green and social projects

– Issue green, social, and sustainability bonds

– Track and manage the allocation of proceeds

– Report transparently on the impact of financed projects

The Framework outlines a process by which proceeds will be tracked,

allocated and managed. We are committed to reporting on allocation and impact of the use of proceeds including those contributing to the advancement of the UN SDGs 2, 3 ,4, 6, 7, 9, 11, 12, 13.

Aligned with the Framework, we issued USD 300 million in sustainable bonds in February 2024, advancing our green finance agenda and supporting impactful environmental and social initiatives.

Sustainable Bond Issuance

The total proceeds raised through the issuance of USD 300 million (₹2,490.36 crore), were distributed across two key categories:

Green Category- Clean transportation (Electric Vehicles)

A total of USD 60 million (₹498.07 crore), representing 20% of the total issuance, has been allocated to clean transportation, specifically to support electric vehicles (EVs).

Social Category- MSME financing

A larger portion of the proceeds, USD 90 million (₹747.11 crore), or 30% of the total issuance, has been dedicated to lending to MSMEs.

Use of Proceeds and Allocation Approach

Proceeds from our sustainable bond issuance are allocated in line with the Sustainable Finance Framework, which allows for both retrospective and forward-looking investments. A portion of the proceeds may be directed toward eligible projects that have been financed in the recent past, within a defined lookback

period, while the remainder supports upcoming initiatives aligned with our green and social criteria. Each project is assessed against clear sustainability thresholds, with exclusions based on global norms, including the International Finance Corporation (IFC) Exclusion List. To ensure integrity and market alignment, project selection and fund allocation are independently verified and certified by a reputed third-party auditor. This rigorous approach reinforces our commitment to transparency, impact-driven financing, and adherence to international sustainable finance standards.

We continue to steer investments across a diverse portfolio of green and social sectors, contributing meaningfully to India's Nationally Determined Contributions (NDCs) and broader Sustainable Development Goals (SDGs).

Type of Finance	Total Outstanding (₹ crore)!	Total No of Transactions (Nos.)	% of total Sustainable Finance	% of total Finance
Green*	67,111	1,53,851	13.58	2.54
Social#	4,27,029	5,40,371	86.42	16.15
Total Portfolio	**4,94,140**	**6,94,222**	**100**	**18.69**

!Outstanding as of March 31, 2025

*Green Portfolio includes investments in renewable energy (such as solar, wind, and Bio-gas energy), electric mobility solutions (EV and Hybrid vehicles), and green buildings.

#Social Portfolio comprises financing towards access to essential services (housing), micro, small and medium enterprises (MSMEs), Food Security and sustainable food systems (infrastructure such as warehouses supporting food storage and security) and Impact Financing.



Catalysing ESG Maturity Across Our Portfolio

We see our borrowers as partners in India's ESG transition. As India moves toward a net-zero future, banks must play a catalytic role in enabling ESG-aligned business practices not just through financing, but also through proactive engagement and capacity building. Our client engagement model is anchored in continuous dialogue. The Bank endeavours to actively engage with clients, particularly those in carbon-intensive sectors such as oil and gas, power, cement, and steel, to assess ESG maturity and encourage transition planning.

Strategic Collaborations for Scalable Impact

We're strengthening ecosystem partnerships to address complex ESG challenges by pooling expertise, technology, and capital for greater collective impact. Our focus is on working with:

– **Solution providers** for emissions tracking and climate risk modeling

– **Academic institutions and think tanks** to guide ESG analytics and scenario planning

– **Civil society organisations** to co-create inclusive community interventions

– **Industry coalitions and government agencies** to shape policy and improve sectoral alignment

These collaborations enhance our ability to identify emerging ESG trends, close capacity gaps, and drive transformative outcomes across sectors.

Industry engagement/ Government/Public Policy Engagement

We believe that industry collaboration is key to advancing ESG outcomes. By working with peers, experts, and academic institutions, we stay aligned with evolving expectations and help shape the transition to a low-carbon economy. As active members of industry bodies and trade associations (refer BRSR FY 2024-25 Principle 7, E1), we contribute to developing sectoral standards and emerging taxonomies. Our engagement ensures alignment between internal ESG ambitions and external policies. To maximise impact, we collaborate with solution providers, civil society, and government agencies—combining strengths to drive innovation and scale ESG initiatives effectively.

Engagement Across the Value Chain

We recognise that our environmental and social impact spans our entire value chain. In line with SEBI's BRSR Core mandate, we actively engage value chain partners to drive shared sustainability outcomes, strengthen risk resilience, and create long-term value. Our engagement strategy focuses on collaboration, capacity building, and measurable progress.

Supplier Engagement: Beyond aspects of labour law compliance and adherence to statutory requirements, We aim to embed ESG performance criterion—covering emissions intensity, and safety standards, into supplier assessments. Additionally, we aim to support MSME suppliers through targeted training to strengthen their understanding of ESG principles and BRSR Core requirements, fostering a more responsible and resilient value chain.

Client Engagement: As a trusted financial institution, we engage with large corporate clients to assess climate-related risks and opportunities. We encourage improved climate disclosures and aim to understand ESG priorities, identify industry best practices, and track initiatives from near-term emission targets to net-zero commitments, ESG reporting, and supply chain decarbonisation efforts.

Core Focus Areas in ESG Client Engagements:

– Emissions disclosures and net-zero targets

– Waste management and pollution control

– ESG-linked governance policies and board diversity

– Supply chain sustainability and decarbonisation efforts

– Human rights, labor, and gender inclusivity practices

Our efforts are aligned towards integrating emerging regulatory mandates across the value chain as a strategic lever for sustainability leadership. This integration enables us to strengthen risk management and build resilience across our operational ecosystem. It also positions us to engage with, influence and support the broader market transition towards more accountable, inclusive, and climate-conscious business. In doing so, we aim to embed stronger governance practices for responsible growth and long-term value creation in the banking sector.



Committing to Environmental Sustainability

We believe that integrating environmental responsibility into our core business practices is key to creating long-term value. Guided by this belief, we continue to evolve our approach to managing and disclosing our environmental impacts. This year, we have further expanded and strengthened our environmental data and reporting systems as we introduce a broader set of environmental KPIs in our disclosures, aligning with evolving standards including BRSR Core and global climate-related reporting frameworks. Our enhanced approach reflects a deeper, more holistic assessment of our environmental footprint across both our own operational and value chain boundaries.



To improve the completeness of our environmental data, we have broadened our reporting boundaries. This includes the expansion of our Scope 3 emissions inventory through the integration of new sources, such as the environmental impact of employee commute captured through a detailed commute survey. Building on the pilot study conducted in FY 2023-24, we continue to report on financed emissions from a select segment of our portfolio, with plans to enhance the coverage and accuracy of financed emissions reporting in future reporting cycles.

We remain firmly committed to minimising our environmental footprint across our entire value chain, not only through improvements in our operations but also by embracing responsible financing practices and supply chain engagement. Our efforts are guided by a strategic combination of time-bound, progressive, and measurable initiatives that drive meaningful reductions in our most significant environmental impacts.

Governance

Strong governance forms the foundation of our approach to managing environmental risks and driving sustainable outcomes. The Bank's environmental agenda is overseen at the highest levels to ensure accountability, strategic alignment, and continuous improvement.

The CSR & ESG Committee of the Board provides strategic oversight on environmental matters, including climate-related risks, emissions management, and resource efficiency. The environmental initiatives are executed under the leadership of the Deputy Managing Director, who oversees the Bank's ESG function.

Our environmental efforts are guided by the Bank's ESG Risk Management Framework, which is periodically reviewed and updated to ensure it remains aligned with regulatory expectations and best practices. This framework applies across our domestic operations, with overseas offices aligning as per local regulatory requirements.

Metrics and Targets

In alignment with regulatory developments and evolving stakeholder expectations, we continuously refine our approach to identifying and reporting material key performance indicators (KPIs) related to our environmental performance. Our KPIs cover key impact areas, including energy consumption, greenhouse gas (GHG) emissions, water usage, and waste management.

We maintain a robust system for monitoring these indicators across our operations and the insights generated are leveraged for decision-making, performance evaluation, and target-setting. As we continue expanding our footprint particularly through the opening of branches in unbanked semi-urban and rural areas, we are investing in infrastructure, personnel, and technology to strengthen the accuracy and completeness of environmental data collection across all locations.

Following the successful merger of HDFC Bank and HDFC Ltd. in FY 2023-24, the Bank undertook significant systems transformation to integrate and streamline its expanded operations. Back in FY 2020-21, the Bank had committed to achieving carbon neutrality for Scope 1 and Scope 2 emissions from its own operations by FY 2031-32 with FY 2020-21 as the baseline year for tracking year on year progress against the said target. In light of the merger and the resulting increase in operational scale, the Bank initiated a post-merger re-baselining of its GHG emissions. Accordingly, FY 2023-24 was established as the new baseline year for monitoring progress towards both interim targets and long-term emissions reduction goals.

Our Energy Performance

As a service-based organisation, energy consumption is a key aspect of our operational footprint. In FY 2024-25, our total energy consumption was 2.06 million GJ, reflecting a decrease of 0.97 million GJ compared to FY 2023-24. This reduction is primarily attributed to a shift in our energy accounting methodology between FY 2023-24 and FY 2024-25. We transitioned from a purely spend-based estimation approach to a more refined system that integrates improved activity data with financial data. This methodological enhancement led to a more accurate and significantly lower estimate of electrical energy consumption.

Energy Consumption	GJ
Diesel: DG Set	224,058.91
Diesel: Company Cars	74,709.37
Petrol: Company Cars	286,947.80
Grid Electricity (no renewable attributes established)	1,410,725.08
Renewable Electricity (Solar Rooftop & Green Power)	66,436.61
Total	**2,062,877.76**

Total Energy Consumed
(million GJ)

FY25	1.48	0.58
FY24	2.54	0.50
FY23	1.56	0.41
FY22	1.31	0.29

■ Energy Consumed from purchased electricity
■ Energy Consumed from usage of fossil fuels

Energy Intensity
(GJ/₹ Cr Revenue from Operations)

FY25	**5.96**
FY24	9.87
FY23	10.24
FY22	10.15

In FY 2024-25, our energy intensity stood at 5.96 GJ/INR crore of Revenue from Operations, reflecting a significant decrease compared to FY 2023-24.

Electricity accounts for the majority (68.39%) of our total energy consumption, amounting to 1.48 million GJ. At present, most of this electricity i.e. 1.41 million GJ is sourced from the conventional grid and the remaining 0.07 million GJ is procured from renewable sources.

> Through our continued efforts to transition towards cleaner energy, we have increased the share of renewable energy in our electricity mix from 0.39% in FY24 to
>
> **3.22%** in FY25.



Buildings Management and Green Building Initiatives

To support our carbon reduction goals, we have implemented a comprehensive infrastructure efficiency program across our operations. Key initiatives in FY 2024-25 include:

– Savings of about 623.84 MWh resulting from smart IOT systems installed at about 350 branches.

– Installation of Active Harmonic Filters for achieving unity power factor (UPF) at 84 locations that resulted in savings of 84.32 MWh.

– Deployment of technologies such as elevator and equipment scheduling, occupancy sensors and capacitor banks to optimise energy use.

– Standardisation of air conditioning systems in new premises to meet the latest Bureau of Energy Efficiency (BEE) standards.

In FY 2024-25 as well, the Bank continued to enhance the energy efficiency of its co-located data centers, accounting for a significant portion of electricity consumption. We are implementing multiple initiatives aimed at improving cooling efficiency and reducing overall energy usage at these critical facilities.

Recognising the importance of environmental stewardship beyond energy management, we are adopting a holistic approach towards reducing our environmental footprint across all operating locations. As of March 31, 2025:

– 2,507 branches and offices have been certified under the Indian Green Building Council (IGBC) Green Interiors Rating System, including 4 Platinum, 2,391 Gold, and 112 Silver certified locations.

– All new branches and offices are evaluated for green building certification at the design stage.

We are committed to sustainable procurement practices, using Green Pro-certified materials such as plywood, laminates, flooring tiles, ceiling tiles, paints, adhesives, and finishes at our select premises. Furthermore, we prioritise the use of low-VOC (Volatile Organic Compounds) finishes, which are incorporated into our Bills of Quantity and tendering processes for new infrastructure development.

Our Data Centre Emission Reduction Initiatives



Our Data centers use **Hyper Convergence IT Technology** for IT asset consolidation and virtualisation



All our data centers are **TIA-942 Rated-3 Certified**



Our **Bangalore Data center 'Net magic· DC3B'** is certified green data center under the IGBC Green Data Center Rating System



GHG Emissions

We remain firmly committed to addressing climate change and promoting sustainable practices across our operations and value chain. Recognising the scale and diversity of our operations spread across tens of thousands of locations of varying size and nature, we acknowledge that collecting complete and accurate activity data presents a significant challenge. Strengthening data quality and enhancing the completeness of our GHG inventory therefore remains a strategic priority action area for the Bank. We are continuously enhancing our data collection processes and exploring technological and automation-driven solutions to further improve data accuracy and build stakeholder confidence.

In FY 2024-25, our total Scope and 2 footprint stood at 0.36 million tCO_2e, while Scope 3 emissions from five[2] reported categories aggregated to 0.23 million tCO_2e.

---

[1]Includes Scope 2 emissions calculated as per market-based approach.

[2]These include Category 3 (Fuel and Energy Related Activities), Category 5 (Waste Generated in Operations), Category 6 (Business Travel), Category 7 (Employee Commute) and Category 8 (Upstream leased assets)

Total GHG Emissions
(million tCO$_2$e)



FY25	0.08	0.28	0.23
FY24	0.09	0.50	0.06
FY23	0.03	0.31	0.05
FY22	0.02	0.29	0.04

■ Scope 1 ■ Scope 2 ■ Scope 3

Total Emissions
(0.59 million tCO$_2$e)



13.15%
38.83%
48.02%

■ Scope 1 ■ Scope 2 ■ Scope 3

Scope 1: Direct Emissions

Scope 1 emissions refer to direct GHG emissions from sources owned or controlled by the Bank, including emissions from fuel consumption in company-owned vehicles (petrol, diesel) and company-owned diesel generator (DG) sets as well as fugitive emissions from leakage of refrigerants used in air conditioners and from GHG-based fire suppressants used in fire extinguishers.

Scope 1 emissions have been calculated using a combination of the Bank's operational data and internationally recognised methodologies. Emissions from company-owned vehicles and DG sets have been estimated by applying emission factors from the IPCC 2006 Guidelines to fuel consumption data sourced from the Bank's financial management system.

Fugitive emissions from fire extinguishers are calculated using operational assets data and public factors on leakage from USEPA guidance and Global Warming

Potential (GWP) values sourced from the IPCC Sixth Assessment Report (AR6).

For ACs, emissions are estimated using India's refrigerant usage trends, vendor-provided average refrigerant capacities, leakage assumptions from Council on Energy, Environment and Water (CEEW), and GWP values from the IPCC AR6.

Scope 1 Emissions
(tCO$_2$e)



2.51%
21.36%
42.81%
33.32%

■ Diesel consumption in DG sets
■ Company owned vehicles
■ HVAC
■ Fire Extinguisher

Our Scope 1 emissions reduced from 0.084 million tCO$_2$e in FY 2023-24 to 0.078 million tCO$_2$e in FY 2024-25. This decline is primarily due to two key measures: the gradual transition from high-GHG hydrofluorocarbon fire extinguishers to low-GHG fluoroketone variants, and routine upgradation to energy efficient equipment.

Scope 1 Emissions
(million tCO$_2$e)



FY25	0.026	0.017	0.033	0.002
FY24	0.020	0.016	0.045	0.003
FY23	0.013	0.017		
FY22	0.009	0.012		

■ Company-owned Vehicles ■ Gensets ■ HVAC ■ Fire Extinguishers



Scope 2 (Indirect GHG Emissions from Purchased Electricity)

Our Scope 2 emissions account for indirect GHG emissions from consumption of electricity purchased from the grid across all offices under the Bank's operational control and co-located data centers. In FY 2024-25, we enhanced our Scope 2 data management by expanding the use of actual monitored electricity consumption (kWh) data and adopted a spend-based estimation methodology wherever direct data was not available.

In line with the GHG Protocol, we report Scope 2 emissions using both the location-based and market-based approaches.

Under the location-based approach, emissions are calculated using actual activity data on electricity consumption, supplemented by estimates derived from electricity procurement costs and applicable state-level tariffs.

For the market-based approach, we apply the grid emission factor from Version 20 of the Central Electricity Authority's (CEA) CO_2 database to calculate emissions.

We continue to implement measures to reduce our Scope 2 emissions through targeted interventions at our own facilities and by working closely with our data center service providers.

In FY 2024-25, our Scope 2 emissions decreased by 0.22 million tCO_2e compared to FY 2023-24. The reduction is primarily attributed to the deployment of 66,436.61 GJ of renewable electricity, sourced through rooftop solar installations and green power purchases. In addition, enhancements in the data collection system in FY 2024-25 allowed for us to shift to a mixed approach- consumption and spend based

data- compared to spend based computation in FY 2023-24. This shift in methodology, driven by improved data accuracy, led to reduction in electricity consumption.

We are continuously strengthening our data collection systems, processes, and governance mechanisms to enhance the accuracy and completeness of our GHG accounting process. Given that Scope 2 emissions constitute the primary source of our operational GHG emissions, we have prioritised the improvement of electricity consumption data collection across our operating locations. As part of a phased approach, we are initially focusing on high-consumption locations, with a progressive rollout planned for other categories of locations thereafter.

Scope 2 Emissions
(million tCO_2e)



FY25	**0.28**
FY24	0.50
FY23	0.31
FY22	0.29

Note: In FY 2023-24, our scope 2 emissions increased significantly due to an increase in the number of locations under our operational control on account of merger with eHDFC Limited

Scope 3 (Other Indirect Emissions)

Scope 3 emissions represent indirect GHG emissions that occur in the Bank's value chain but are not included in our Scope 1 or Scope 2. For FY 2024-25, Scope 3 emissions reporting covers the following categories:

Category 3: Fuel- and energy-related activities- Emissions were estimated using activity data and corresponding emission factors. For fuel-related emissions (Well-to-Tank), the quantities of diesel and petrol consumed in company-owned

vehicles, as well as diesel used in DG generators, were considered. Emission factors were sourced from the latest DEFRA 2024 database to account for upstream emissions from extraction, refining, and transportation. For electricity transmission and distribution (T&D) losses, consumption data for non-renewable electricity was obtained from internal electricity sheets. These losses were estimated using data from the Central Electricity Authority (CEA) Executive Summary on Power Sector 2025, which provides the average national T&D loss percentage. The emission factor applied to this lost electricity was taken from version 20 of the Central Electricity Authority's (CEA) CO_2 database 2024.

Category 5: Waste generated in operations- Emissions for e-waste, battery waste, and paper are estimated using emission factors from the USEPA's WARM Version 16.

Category 6: Business Travel- Emissions from cab hire are estimated based on distance travelled, derived from expense records, and applying emission factors from the India GHG Programme. Air and rail travel distances are derived from trip records in the financial system and supplemented with public distance sources, with emissions calculated as per India GHG Programme standards.

Category 7: Employee Commute- A commute survey was conducted in the bank to collect commute data of the bank employees. Annual commute distances per employee were calculated based on the survey and mode-specific emission factors from the India GHG Programme were used to calculate emissions. Emissions were averaged by RBI classification and scaled-up to reflect the total commute emissions of the entire bank.

Category 8: Upstream Leased Assets (Electricity at Offsite ATMs) – Purchased electricity at offsite ATMs was calculated using a similar methodology as Scope 2 but for locations outside the operational control boundary of the Bank.

As part of our commitment to capturing value chain impacts, we are progressively strengthening the breadth and accuracy of Scope 3 emissions reporting through standardised methodologies and expanded category coverage.

For financed emissions estimation methodology, please refer to the section titled Climate-related Disclosures.

Scope 3 Emissions
(million tCO$_2$e)



■ FY25 ■ FY24 ■ FY23 ■ FY22

In FY 2024-25, our Scope 3 emissions increased significantly compared to FY 2023-24 owing to accounting of additional Category 3 (Fuel and Energy related activities) and Category 7 (Employee Commute) emissions. Employee commute emerged the largest contributor to reported Scope 3 emissions. However, emissions from purchased electricity in other facilities marked substantial decline over FY 2023-24, reflecting ongoing energy efficiency improvements and optimisation efforts.

Emission Scope	Emission Source	Emissions (tCO$_2$e)
	Diesel consumption in DG sets	16,659.50
	Company owned vehicles	25,988.69
	HVAC	33,392.89
	Fire Extinguisher	1,958.42
Total Scope 1 Emissions		**77,999.50**
Total Scope 2 Emissions (market-based)	Purchased Electricity	**284,877.91**
Category 3: Fuel and Energy relate activities (not in Scope 1 or 2)	Diesel Car	1,290.85
	Diesel DG	3,871.34
	Petrol Car	5,256.77
	Non-Renewable Electricity (T&D Losses)	57,029.17
Category 5: Waste generated in operations	E-Waste	0.70
	Paper Waste	3,998.04
Category 6: Business Travel	Cab hire	8,771.94
	Air travel	6,930.94
	Rail travel	6.00
Category 7: Employee Commute	Travel by different modes of transportation	119,512.77
Category 8: Upstream leased assets	Purchased electricity in other facilities	**23,641.52**
Total Scope 3 Emissions		**230,310.04**
Total GHG Emissions		**593,187.45**

Scope 1 + 2 GHG Emission Intensity	FY 2024-25	FY 2023-24	FY 2022-23	FY 2021-22
(tCO$_2$e/₹Cr Revenue from operations)	1.05	1.91	1.75	1.94
(tCO$_2$e/FTE)	1.69	2.74	1.94	2.18

Notes:
- Scope 1 and 2 emission intensity has been computed based on Total Revenue, including "Interest Earned" under Schedule 13 and "Other Income," excluding "profit/(loss) on sale of buildings & other assets (net)" under Schedule 14 of the Bank's Audited Standalone Financial Statements.
- Scope 1 and 2 emissions intensity per FTE has been calculated based on number of full-time employees at the end of March 31, 2025


Measures to reduce GHG emissions

We are focused on driving system-level changes within the organisation to reduce the GHG intensity of our operations. In FY 2020-21, we set an ambitious goal of achieving carbon neutrality for our Scope 1 and Scope 2 emissions by FY 2031-32. To advance towards this goal, we have established firm-level guidelines for operational and procurement practices, incorporating both supply-side and demand-side interventions within a structured carbon neutrality pathway.

Our Carbon Neutrality Pathway

We have set an ambitious goal of achieving carbon neutrality for our Scope 1 and Scope 2 emissions by FY 2031-32.

As our operational footprint continues to expand, we recognise the evolving challenges associated with achieving our carbon neutrality objective. The merger with erstwhile HDFC Limited resulted in a significant expansion of our organisational and operational boundaries. In response, we undertook a comprehensive baseline recalibration exercise in FY 2023-24, establishing

FY 2023-24 as the new baseline year in accordance with the WRI GHG Protocol's base year recalculation guidance.

While our overall target to achieve operational carbon neutrality by FY 2031-32 remains unchanged, the recalibration has prompted a strategic review of our interim milestones, emission reduction levers, and operational interventions. We are adopting a more holistic approach to emissions management, ensuring that our growing footprint is matched by enhanced decarbonisation efforts

and strengthened environmental governance across all levels of the Bank.

Despite an expanded operational scope, we achieved a notable reduction in Scope 1 and 2 GHG emissions in FY 2024–25 compared to the baseline. This was driven by climate-conscious initiatives, increased use of renewable electricity through rooftop solar and green power procurement, and improved accuracy and completeness of our data collection systems.



Actions taken in FY 2024-25

Demand Side

Active Harmonic Filter

84
Locations

84.32 MWh
Locations

61.30 tCO$_2$e
Emissions avoided

Automated Energy Management System

350
Branches

623.84 MWh
Units Saved

453.53 tCO$_2$e
Emissions avoided

Supply Side

Installed solar panels in our office building

743 kWp
Cumulative solar power generation capacity commissioned*

(*as of March 31, 2025)

25
Offices with rooftop solar plants installed

609.02 tCO$_2$e
Emissions avoided

Transition of select offices and branches to 100% Green Power

19
Premises covered

17,616.90 MWh
Units Saved

12,807.48 tCO$_2$e
Emissions avoided

Focus Areas for Future



Increasing **renewable power** as a cleaner energy source for selected office premises.



Expand the installation of **Active Harmonic Filters** across branches to achieve **unity power factor (UPF)** and improve electrical efficiency.



Auto Control and Monitoring System across select branches nationwide to automate energy management and optimise electricity usage across critical assets.



ENVIRONMENT

As a responsible institution, we recognise that our environmental impact extends beyond our direct operations. While we continue to focus on reducing emissions within our operational boundary, we also acknowledge the need to address emissions across our broader value chain. In this context, we have prioritised following key initiatives with direct relevance to value chain GHG emissions reduction:

GHG emission reduction initiatives across value chain

Paper Waste Reduction through Digitalisation

– Expansion of digital products, services, and automation of internal and customer-facing processes to reduce paper consumption.

– In FY 25, 86% of our customer acquisitions were digital.

Tree Plantation Program

– The Bank has an extensive tree plantation programme as part of Parivartan.

– Over 80 Lakh trees have been planted till date, contributing to GHG emissions reduction and enhancing social and relationship capital.

Procurement of Recycled Paper in Stationary

In FY 2024-25, the Bank procured a total of 537 metric tonnes of recycled stationery paper, replacing the use of virgin paper. The recycled paper constituted 24% of our total paper procurement.

Resource Efficiency Initiatives

– During FY 2024–25, the Bank allocated a total of 0.51% of the Bank's overall capital expenditure to promote resource efficiency.

– The spend was directed towards initiatives like the installation of resource efficiency equipment such as BEE 5-star rated air conditioners, and CPCB IV compliant diesel generator sets; implementation of renewable energy solutions like solar panels and installation of sewage treatment plants (STPs).




Waste Management

Responsible waste management forms a critical pillar of our broader environmental stewardship efforts. Our approach focuses on minimising waste generation, promoting responsible disposal practices, and ensuring proper segregation, handling and recycling of waste streams. We are progressively advancing towards the sustainable management of waste generated from our operations. As part of this effort, we have formalised internal Standard Operating Procedures (SOPs) for the systematic monitoring, reporting, and management of both waste generated and waste avoided. These SOPs have clearly defined roles and responsibilities across relevant functional departments to strengthen data governance, enhance accountability and drive minimisation of waste generation alongside improvements in recycling rates.

S.No	Category of Waste	Total Collected Quantity (tonnes)	Total Waste recovered through recycling, re-using or other recovery operations (tonnes)	Total Waste Diverted to Disposal (tonnes)
1	Plastic waste	105.91	11.77	94.14
2	E-waste	165.39	133.77	31.62
3	Battery waste	34.13	34.13	0.00
4	Other Hazardous waste (DG Oil)	69.06	1.90	67.16
5	Other Non-hazardous waste generated	297.02	48.36	248.66
6	Paper waste (Other Non-hazardous waste)	3,401.59	191.89	3,209.70
	Total	**4,073.11**	**421.82**	**3,651. 29**

Note:

- Waste quantities mentioned here include waste generated in our owned facilities where waste segregation and recycling have been implemented, except for e-waste which includes IT e-waste and paper from other locations as well. The waste generated is estimated by collecting data from select locations which is then extrapolated using employee count as the operational proxy.

- E-Waste generated, recycled and disposed, includes IT related e-waste and datacenter e-waste which is centrally managed and recycled through authorised vendors.

- Paper waste majorly constitutes paper procured for the Bank's own use and is shown as sector-specific paper waste. The quantity of waste generated is assumed to be disposed through other disposal operations.

We manage six categories of non-hazardous waste generated from our operations: e-waste, battery waste, paper waste, food waste, plastic waste, and other non-hazardous waste. Recognising our responsibility to minimise environmental impact, we ensure that all dry waste from our offices is collected and disposed through authorised vendors, with a strong emphasis on recycling and responsible disposal.

In FY 2024-25, we diverted approximately 421.82 tonnes of waste from disposal through recycling initiatives. Total waste intensity for the reporting year stood at 0.012 tonnes per INR crore of revenue from operations. E-waste and battery waste management remained key focus areas during the year. We achieved significant progress in responsible e-waste recovery, recycling approximately 133.77 tonnes of e-waste and 34.13 tonnes of batteries from our IT assets, all handled exclusively by authorised recyclers.

We have established partnerships with authorised recycling vendors across categories to ensure safe and compliant processing of waste. Looking ahead, we are actively expanding our internal waste tracking program. Through structured consultations and collaboration with vendors, we plan to progressively extend waste monitoring — including e-waste — across a larger number of facilities over the coming years. Additionally, at certain locations, waste materials — including those classified as hazardous are collected and disposed of through approved, authorised vendors in accordance with applicable environmental regulations.



Water Management

Reflecting the nature of our business, water consumption across our operations is primarily for domestic and drinking purposes. We source water from municipal supplies or third-party vendors at most of our facilities. Recognising that effective water management requires a robust understanding of usage patterns, we prioritise the measurement and monitoring of water consumption across all locations. To strengthen this capability, we have installed water meters at select larger facilities as part of a phased rollout. This approach enables us to gather more accurate consumption data, refine our water management strategy, and progressively expand monitoring coverage across additional sites in the coming years.

Alongside improved measurement systems, we are implementing water-saving technologies and practices aimed at reducing overall water consumption. All our IGBC certified branches and offices are equipped with sensors and low flow fixtures to control water usage. These interventions have contributed to

estimated water savings of 27–30% compared to industry baselines at our green-certified locations. Our total estimated water consumption for FY 2024-25 stands at approximately 520,540.73 kilolitres.

Wastewater generated at our facilities is primarily domestic in nature, originating from restrooms and kitchens. To ensure responsible management of this discharge, wastewater is discharged directly into municipal collection networks or facility-owner treatment systems, where it is treated in accordance with applicable local standards.

Beyond our operational boundaries, we are also contributing to water conservation and water body rejuvenation efforts through community engagement programs. Further details of these initiatives are provided in the Social - Communities section of this Report.

Water Intensity
(kl/₹ Cr Revenue from Operations)



FY25	1.50
FY24	1.57
FY23	2.07

■ FY25　■ FY24　■ FY23

Climate Risk Transparency and Reporting

HDFC Bank acknowledges the escalating risks posed by climate change, particularly in a climate-vulnerable country like India. The Bank has been undertaking significant steps to integrate climate considerations into its governance, risk management, and strategic operations. Increasing frequency of extreme weather events and socio-economic consequences of unmitigated global

warming present substantial risks to economies, businesses, and communities worldwide.

In FY 2024–25, HDFC Bank proactively aligned its climate-related disclosures with evolving ESG regulatory landscape and global standards. The Bank reports in accordance with the Task Force on Climate-related Financial Disclosures (TCFD) recommendations, to provide comprehensive insights into governance, strategy, risk



management, and metrics related to climate risks and opportunities. Recognising the growing concerns of regulators, investors, and clients regarding climate risks, particularly for banks and financial institutions, the Bank has continued to advance its approach to identifying, managing, and disclosing climate-related risks and opportunities over the past five years.

Governance

Oversight on climate related matters resides with the CSR & ESG Committee of the Board, which, *inter alia*, is responsible for monitoring of the Bank's ESG strategy and associated climate initiatives. The Committee oversees and monitors the ESG Policy Framework, Environmental policy, actionables and initiatives strategised and executed basis updates from the management level ESG Apex Council, which coordinates actions across the ESG Working Groups. The CSR & ESG Committee also oversees and monitors the Bank's ESG disclosures, highlighting the Bank's ESG performance and prioritisation of material topics. The Bank has a dedicated ESG Function that works in conjunction with several

internal and external stakeholders, to drive the ESG agenda including managing, mitigating and reporting on climate metrics. The Deputy Managing Director of the Bank has direct oversight on the ESG function and reports to the Board on such matters. The CSR & ESG Committee of the Board reviews the Bank's ESG roadmap, climate targets and disclosures.

The Risk Policy and Monitoring Committee (RPMC)—another Board-level committee formed as per the guidelines of Reserve Bank of India on Asset Liability Management/Risk Management Systems—oversees the Bank's enterprise-wide risk strategy. As part of its mandate, it reviews the enterprise-wide risk frameworks viz. Risk Appetite framework (RAF), Internal Capital Adequacy Assessment Process (ICAAP), and the stress testing framework for the Bank's borrowers. The independent Risk Management Group (RMG), headed by the Chief Risk Officer maintains regular communication with RPMC members and is primarily responsible for executing the risk strategy approved by the Board. This entails developing policies, procedures,

and systems to identify, measure, monitor, assess, and manage risks including climate risks effectively. The Bank has made an effort to operationalise climate risk evaluation within its credit assessment process through the Board-approved Environmental, Social and Governance (ESG) Risk Management Framework. The Bank has adopted this framework with the aim of integrating assessment of environmental, social and governance risks associated with borrowers into its internal credit risk assessment and management framework.

The framework has helped the Bank adopt global ESG / Climate change assessment standards / practices for its portfolio. As part of the framework, ESG and Climate Change Assessment is mandatory in all Credit Appetite Memorandums (CAMs) where aggregate credit appetite is above a certain threshold. The objective of the framework is to assess corporate borrowers in terms of their current position with regard to ESG & Climate change, their transition plans and their initiatives on mitigation of risks related to ESG and Climate change.

Framework	Purpose in Climate Risk Governance	Responsible Committees / Bodies
ESG Policy Framework	Guides all ESG and climate initiatives across operations, procurement, workforce, and governance.	CSR & ESG Committee, ESG Apex Council
Environmental, Social & Governance Risk Management (ESGRM) Framework	Embeds ESG and climate change assessment in loans above a defined threshold.	Risk Policy & Monitoring Committee, ESG Apex Council
Sustainable Financing Framework	Enables green/social/sustainability bond issuances; aligned with ICMA principles; SPO obtained.	CSR & ESG Committee, ESG Apex Council



Training and Capacity Building on ESG and Climate Risk

We are committed to fostering a comprehensive understanding of climate change throughout our organisation, ensuring that every function and employee is equipped with functional and role-appropriate knowledge and skills to address its challenges.

During the year, the Bank conducted Board Familiarisation Programmes, including presentations and deep-dive sessions covering key strategic and risk areas. As part of these efforts, a dedicated session was held to provide the Board with an overview of climate risks, aligned with the evolving regulatory landscape. This session aimed to enhance the Board's understanding of climate-related challenges and opportunities, enabling effective oversight of climate risk integration into business strategy and decision-making.

Additionally, as part of our internal training agenda, we have e-learning modules on climate change and greenhouse gas (GHG) emissions, instilling a shared understanding of climate-related risks and opportunities across all levels of our organisation. Through these comprehensive training and capacity-building efforts, we empower our employees to become active contributors to our sustainability goals and resilient to the challenges posed by climate change.

Strategy

At HDFC Bank, we are committed to proactively managing risks and leveraging opportunities arising from the transition to a low-carbon economy. We endeavor to build our capability to manage risk from climate change and deliver our regulatory commitments, thereby demonstrating to our investors that the Bank is effectively managing climate-related risks and opportunities.

We classify climate-related risks into:

– **Physical Risks:** acute risks (e.g., cyclones, floods) that may cause asset damage, interrupt operations, and impair collateral, and chronic risks (e.g., rising sea levels, long-term temperature shifts) that may affect asset life, credit exposure, and economic stability. For retail portfolio, the Bank is exploring framework to assess potential portfolio-at-risk by mapping the location of exposures against Natural Catastrophic (NATCAT) scores with varying degree of severity.

– **Transition Risks:** Including regulatory changes, shifts in market demand, legal compliance failures, technological disruptions, and reputational impacts as the economy moves toward decarbonisation. The Bank is in the process of evaluating appropriate methodology and frameworks to assess climate transition risk for the wholesale borrowers.

Additionally, we have also identified some climate-related risks and opportunities that the banking sector may face over the short, medium, and long term, as well as their corresponding impacts including:

Risk	Type of risk	Description
Current regulation	Transition risk	Banks are highly regulated in the country and mandates as part of current regulations are always integrated into the overall risk planning and assessment process. Current regulations are also factored in the credit assessment process, especially through the comprehensive ESG and Climate Change assessment framework, under the auspices of the ESG-Risk Management Framework, for its wholesale corporate borrowers.

Risk	Type of risk	Description
Emerging regulation	Transition risk	Transition risk can impact the Bank's credit portfolio resulting from changes in the climate policy, technology, consumer and market sentiment during the transition to a low-carbon economy. This is particularly relevant for policy changes that can result in loan defaults from certain sectors like coal, thermal and certain infrastructure sectors. The Bank's ESGRM framework addresses climate transition and mitigation plan and includes a prohibition list criterion along with 'Category-A' tagging of climate risk vulnerable sectors namely, thermal & nuclear power generation; crude oil extraction & production; mining of ores, fossil fuels; manufacturing of metals, cement, fertilers, chemicals, pesticides; and tanneries.
Technology	Transition risk	While our digital environment and information security standards are the foundation of our business today, as financial services professionals, we do not anticipate technology to have a significant impact on climate risk. Our low-carbon digital banking products use technology to enable business.
Legal	Transition risk	For large loans, we verify whether the project complies with all applicable environmental rules, and failing to do so could result in the loan becoming a non-performing asset, if the project goes into litigation. This, however, is not a claim against the Bank. There are no other circumstances in which the Bank can be held liable for a climate-related lawsuit.
Market	Transition risk	In the context of climate change, markets could play a key role in market repricing or shifting the demand and supply for certain products like green loans or bonds, or in low-carbon digital products. However, the Bank recognises the relevance of change in consumer preferences, and hence, the need to evaluate this risk.
Reputation	Transition risk	Reputation risk from community/customer perception is a primary risk to our business. We thus invest in community and customer involvement through surveys and structured engagements to educate and enlighten them on climate risks and mitigation. Further, ESG performance measures are increasingly being used by the global investor community, especially sovereign wealth funds and pension funds, to assess long-term profitable growth. We strive to implement environment-friendly measures throughout our operations. We further show our commitment to ESG, particularly climate change, by including ESG elements in regulatory reporting such as the annual report. In addition, in our annual integrated report, we publish details on our carbon emissions and footprint (third-party assured).
Acute physical	Physical risk	Acute physical hazards such as cyclones, floods, and water stress can have a negative influence on the credit portfolio by causing bad debts, impairing assets or collaterals due to damage to property, infrastructure, and land, and interrupting operations. This is also relevant for climate disasters destroying assets (that serve as collaterals). The Bank's Disaster Response and Business Continuity teams conduct business impact analyses and have rapid response procedures in place in the event of natural disasters such as floods.
Chronic physical	Physical risk	Rise in global temperature more than 1.5 degree Celsius may cause changes in climate patterns and sea level, impacting the economy and operations of the Bank, thus impairing assets or causing early replacement of assets. Given that climate risk is an emerging and long-term risk for the Bank, a suitable methodology/pathway, guided by regulatory landscape, shall be considered for adoption, to analyse the Bank's exposures under different climate scenarios.

The Bank has also envisaged climate-related opportunities over the short, medium, and long term:

Opportunity	Description	Timeframe
Green services	Expansion in demand for lower-emissions goods and services is expected to continue to scale in the medium to longer term. Notably, the Bank has implemented use of recycled paper for stationery and increased adoption of renewable energy sources such as rooftop solar at 25 locations and green power at 19 locations to meet operational electricity needs.	Medium
Lowering carbon emissions	Resource and energy efficiency in own business operations that help lower carbon emissions while also potentially strengthening operational efficiency is expected to scale up. Several green initiatives have been introduced by the Bank to improve energy efficiency of operations. Active Harmonic Filters were installed at 84 locations, saving approximately 84.32 MWh of electricity and avoiding 61.30 tCO_2e emissions.	Short
Greening of portfolio	The diversification of the Bank's financial portfolio and growth of green portfolio is expected to scale up. In FY 2024-25, the Bank disbursed green and social loans totaling ₹4,94,140 crore, representing 18.69% of its total financing as sustainable finance.	Medium

Building a Climate-Resilient Strategy

By integrating climate risk considerations into financial planning processes, the Bank is building a more resilient strategy. This includes evaluating the potential impact of climate change on the Bank's lending practices, customer base, and operational costs. The Bank believes that this proactive approach will help navigate the evolving landscape of climate change while seizing opportunities for sustainable growth.

We understand that climate change provides both risks and potential opportunities for our business. From the perspective of climate risk assessment, we plan on assessing the impact of physical and transition risks as guided by regulatory landscape in the near to medium term.

We have a three-pronged strategy to adapt to climate change: decarbonising our operations, managing climate risk and financed emissions, and financing the transition.

Decarbonising Our Operations

– Minimising our operational carbon footprint is a key focus area for the Bank's Climate Change Strategy.

– Our comprehensive 'Scope 1+2' cabon neutrality strategy encompasses various initiatives, reflecting our commitment to becoming climate resilient.

Managing Climate Risks and our Financed Emissions

– The Bank's credit exposure is well diversified across numerous industries, with no specific industry/sector having a high concentration.

– We assess climate risks as part of credit diligence, particularly in project financing above a certain threshold under the aegis of our ESG Risk Management Framework.

– We endeavour to develop more robust frameworks to measure and assess material climate risks related to our lending operations, as guided by regulatory landscape and apply a climate lens to more of our business decisions. Furthermore, we are firming up an internal strategy on conducting climate



risk assessments and tracking our financed emissions. The Bank shall continue to expand the scope of overall climate risk assessment, and refine the methodologies basis the finalisation of the disclosure frameworks in India, including the guidelines and timelines put forth by the RBI.

– We have a Business Continuity Plan to address and manage continuity of critical business operations ensuring accelerated resumption of services after a disaster.

Sustainable Finance

– HDFC Bank's Sustainable Financing Framework aligned to International Capital Market Association (ICMA) Green Bond Principles 2021, Social Bond Principles 2023, and Sustainability Bond Guidelines 2021], serves as a basis for HDFC Bank's future Sustainable Financing Transactions (SFTs), including green, social and sustainability bonds & originate loans. The Framework defines the eligibility criteria in ten distinct 'green' categories. The policy is available on the Bank's website.

Our approach to Climate Resilience

In addition to our three-pronged strategy, we actively engage with larger corporate clients, industry associations and regulators to deepen our understanding of climate-related risks, opportunities and policy developments. This enables us to strengthen our strategy while ensuring a well-rounded approach to implementation of our climate change strategy.

Risk Management
Risk Identification

Effectively managing climate risk requires proactive identification, a thorough understanding of the domain, as well as comprehensive inputs from stakeholders. At the Bank, risk identification is an ongoing process that includes the consideration of climate-related factors such as physical (acute and chronic) and transition risks in the lending portfolio. We are actively seeking opportunities to enhance our capabilities in identifying these risks and their impacts on our business and endeavour to incorporate additional climate risk considerations related to sector, product, and geography, aligning specific perils and transition categories, linking new and existing risks to other sustainability categories, and identifying the applicable time horizons for impacts.

Climate-related Risk Management

In line with its sustainability-focused vision and commitments, the Bank continues to develop several initiatives to manage climate-related risks at the project, portfolio, and organational levels.

Project risk

At a project level, credit risk assessment focused on social and environmental aspects is integrated into the Bank's overall credit approval framework. The Bank's ESG & Climate Change Assessment framework, ensures thorough environmental and social due diligence of various loan proposals above defined credit exposure thresholds, including direct customer loans, wholesale loans, supply chain finance, offshore, and capital market loans, as well as loans to banks, financial institutions, or NBFCs. For specific sectors, this assessment will eventually help the Bank evaluate the borrower's current position regarding ESG and climate change considerations and analyse their transition plans and initiatives for mitigating risks associated with these factors.

Portfolio risk

The Bank is in the process of evaluating appropriate methodology and frameworks to assess climate transition risk for the wholesale borrowers. For retail portfolio, the Bank is exploring framework to assess potential portfolio-at-risk by mapping the location of exposures against Natural Catastrophic (NATCAT) scores with varying degree of severity. Furthermore, the Bank will continue to estimate financed emissions for select segments of its portfolio.

Climate Risk Measurement (Portfolio level)

The development of methodologies and tools to link climate risk to traditional financial risk parameters, economic impact modeling, scenario analysis, and stress testing is still being progressively explored through global collaborations. Addressing challenges such as the availability of climate-related data (including the frequency of climate events at good spatial resolution, and regional and global sector impacts), regional climate impact scenarios, and comprehensive climate risk assessment tools and methodologies remains crucial. The Bank is committed to staying ahead of the curve and building capacity and understanding the financial and non-financial impact of climate change.

The Bank undertakes stress testing and scenario analysis to assess the potential impact of geopolitical, macroeconomic, and sectoral trends on its portfolio and subsequently build its climate resilience.

Policy developement	Launch of carbon price market	Technology risk in high carbon emitting assets	Impairment costs	Climate hazard

Type of risk involved	Transition risk		Physical risk

Impact	Credit Loss	Credit Loss	Financial impact to borrowers

Captured by stress testing and scenario analysis

Type of risks and impact captured through stress testing and scenario analysis

At the Bank, stress testing involves the use of various techniques to assess the potential vulnerability to extreme but plausible stressed business conditions. The changes in the levels of Pillar I risks and select Pillar II risks, along with the changes in the on and off-Balance Sheet positions of the Bank are assessed under assumed 'stress' scenarios and sensitivity factors. The suite of stress scenarios includes topical themes as well as historically observed geopolitical/macroeconomic/sectoral and other trends.

We intend to integrate our climate strategy and the impact of climate-related issues into our financial planning processes, and to that effect, are developing processes and tools that will influence our business activities. We aim to:

– decarbonise our operations
– expand our green and sustainable banking products
– enhance the scope and accuracy of our climate scenario analysis and stress testing, applicable for the bank's lending portfolio.
– monitor and estimate portfolio related financed emissions.

As disclosure requirements and regulations continue to evolve, we expect to take these into consideration as we develop our financial strategy.

Metrics and targets

We have set an ambitious target to achieve carbon neutrality for our Scope 1 and 2 emissions by FY 2031-32 and are aligning our operations to progressive internal performance benchmarks focused on energy efficiency and integration of renewable energy. In parallel, we are strengthening our commitment to enable climate change mitigation

and adaptation by financing solutions across sectors such as clean energy transition, renewables, energy efficiency, sustainable transportation, green buildings, among others.

We have commenced an assessment of our financed emissions and carbon-related exposures, with the objective of developing key performance indicators (KPIs) and tracking progress in supporting our clients' transition to a low-carbon, climate-resilient economy.

Measurement of Financed Emissions

Financed emissions refer to the greenhouse gas (GHG) emissions associated with the lending and investment activities of financial institutions. As per the Greenhouse Gas (GHG) Protocol, these emissions fall under Scope 3 (Category 15) and represent indirect, downstream emissions that are crucial for

understanding the financial sector's contribution to climate change. The accurate assessment of these emissions is essential for integrating

The Bank has adopted the Partnership for Carbon Accounting Financials (PCAF) Standard—a globally recognised methodology that facilitates consistent and transparent disclosure of financed emissions across various asset classes. PCAF offers a structured framework to assist financial institutions in quantifying and reporting the greenhouse gas (GHG) emissions associated with their lending and investment portfolios.

While PCAF's guidance is tailored for different asset classes, the core approach for corporate loans involves calculating financed emissions using an 'attribution factor'. This factor represents the proportion of a company's emissions attributable to the financial institution's exposure and is applied to the estimated emissions of the underlying company or sector.

To ensure transparency and reliability, the PCAF methodology assigns data quality scores ranging from Score 1 to Score 5. Score 1 data is where emission factors of the underlying entity has been verified by an independent third party. Score 2 data entails emissions that are reported by companies but have not been externally verified. Score 3 to 5 data is where emissions are calculated based on production level activity or sectoral /proxy data.

climate considerations into capital allocation decisions.

Approach to Calculation

As a responsible financial institution, the Bank acknowledges its role in the environmental impacts associated with its lending activities. In line with emerging global best practices, we have voluntarily initiated the measurement of financed emissions across our lending portfolio. Building on the pilot study conducted in FY 2023–24, the Bank continues to refine its methodology for estimating financed emissions, with a focus on enhancing data quality and coverage. Our approach aligns with the PCAF's guidance for business loans, which attributes borrower-level Scope 1 and 2 GHG emissions to the Bank based on its share of financial exposure. Financed emissions from loans and credit facilities extended to corporate clients are calculated using an attribution factor, which reflects the Bank's financial stake in a company:

> **Financed Emissions=**
> $\sum_c$**(Attribution Factor) X (Borrower's Emissions)**

The attribution factor is calculated by dividing the Bank's total outstanding loan amount by the borrower's Enterprise Value Including Cash $(EVIC)_3$

$_3$EVIC = Market Capitalisation + Total Debt

Study Scope and Key Insights

In FY 2024-25, the Bank has undertaken a comprehensive assessment of financed emissions for its business loan portfolio. The exercise evaluated a significantly expanded set of exposures, reflecting the growth in the Bank's lending

footprint and increasing availability of entity-level GHG data. The Bank's financed emissions assessment evaluated 170 listed entities across 34 sectors. This includes hard-to-abate sectors, as defined by the Reserve Bank of India, such as Metals and Mining, Minerals, Petroleum, Automotive, and Electricity, Gas, and Steam Supply.

The exposure of such entities to the tune of INR 1.90 lakh crore was assessed, marking an increase of 25 % over the previous year. This portfolio is linked to an estimated 23.8 million tonnes of CO_2e emissions.

The entities assessed represent a meaningful share of the portfolio, with the majority of the emissions data sourced from publicly disclosed, independently verified reports, enhancing the reliability of the estimates. The resulting average data quality score of 1.03 underscores the credibility and robustness of the data set used.

The analysis offered critical insights into the variation between actual reported emissions versus modeled sectoral averages, allowing for a more refined baseline to support future target-setting. While this study marks a significant step forward, the Bank acknowledges certain limitations, including constrained PCAF guidance across select asset classes and the limited availability of India-specific emission coefficients. Nonetheless, we remain committed to continuously refining our methodology, broadening the scope of assessment, and strengthening the integration of emissions data into lending decisions and ESG risk evaluation. Through this evolving approach, the Bank seeks to enable transition finance, and support sectoral decarbonisation.



Customers at the Heart of Everything

Customer centricity lies at the heart of HDFC Bank's philosophy. It drives the Bank to anticipate needs and deliver innovative, personalised financial solutions that foster trust, enhance satisfaction, and build lasting relationships with customers.



Service Quality Initiatives and Grievance Redressal

Customer Focus is one of the five core values of the Bank. Given a highly competitive business environment, especially with diverse lines of businesses, we continuously strive to enhance customer experience. Delivering exceptional product quality and customer service is a prerequisite for sustained growth. The Bank strives to achieve this by seeking customer feedback, benchmarking with best-in-class business entities and implementing customer-centric improvements. We have adopted a well-defined three-step strategy towards Customer Service - Define, Measure and Improve. Towards improving customer experience, the Bank has adopted industry best practices and continuously acts on customer feedback secured across multiple channels

HDFC Bank has adopted a multi-pronged approach to provide an omnichannel experience to its customers. On the one hand, it has traditional touchpoints like branches, email care and PhoneBanking. On the other hand, it has state-of-the-art platforms like NetBanking, MobileBanking, WhatsApp Banking, the chatbot Eva and the Bank's exclusive social care handles. The Bank also has a Virtual Relationship Management (VRM) programme to cater to various financial needs in a personalised manner.

One of the key strategies adopted by your Bank is to leverage the benefits of Artificial Intelligence (AI) and Automation in providing better customer service – which entails (a) Speed of response (b) Accuracy of response (c) Response being In line with regulatory prescriptions and (d) In-depth root cause analysis to reduce/eliminate recurrence of customer grievances.

Customer service performance and grievance redressal are regularly assessed at various levels, including Branch Level Customer Service Committees, Virtual Level Customer Service Committees, Standing Committee on Customer Service and Customer Service Committee of the Board. HDFC Bank has implemented robust processes to monitor and measure service quality levels across touchpoints, including at product and process level through the efforts of the Quality Initiatives Group.

The service quality team conducts regular reviews across various products, processes and channels,

focusing on improving the customer experience. A unique Service Quality Index (SQI) has been developed to measure the performance of key customer facing channels based on critical customer service parameters. This SQI enables customer facing channels to identify improvement areas, thereby raising service standards.

One of the basic building blocks of providing acceptable level of customer service is to have an effective Internal Grievance Redressal Mechanism / Framework. HDFC Bank has developed a comprehensive Grievance Redressal Policy, Customer Rights Policy, Customer Protection Policy and a Customer Compensation Policy duly approved by the Board which outline a framework for resolving customer grievances in an effective manner. These policies are accessible to customers through the Bank's website and branch network.

HDFC Bank has created multiple channels for customers to provide feedback and register grievances facilitating a transparent and accessible system. As a pioneer in innovative financial solutions and digital platforms, the Bank has witnessed an increased utilisation of its digital channels. Keeping customer interest in focus, the Bank has formulated a Board approved Protection Policy which limits the liability of customers in case of unauthorised electronic banking transactions.

This Bank is compliant with the RBI Internal Ombudsman Scheme of RBI. At the apex level, as a part of the Internal Grievance Redressal mechanism, the Bank has appointed seasoned-retired bankers as Internal Ombudsmen to independently review any customer grievance which is partly/wholly rejected by

the Bank before the final decision is communicated to the customer.

HDFC Bank is on a journey to measure customer loyalty through a high velocity, closed loop customer feedback system. This customer experience transformation programme helps employees to empathise better with customers and improve turnaround times. Branded as 'Infinite Smiles', the programme helps establish behaviours and practices that result in customer-centric actions through continuous improvement in products, services, processes and policies.

The Bank remains committed to placing the customer at the centre of its operations. By consistently improving customer experience, adopting an omnichannel approach and implementing robust service quality and grievance redressal mechanisms, it aims to build and nurture lasting relationships.



Building a Customer - Centric Culture using Net Promoter System (NPS) - 'Infinite Smiles'

We, at the Bank, believe that delivering an outstanding customer experience is a strong differentiator for a great product and is key to a sustained competitive advantage.

The primary aim of the Infinite Smiles programme is to establish employee behaviour and practices which lead to customer- centric actions and continuous improvements.

In March 2020, through our 'Infinite Smiles' programme we initiated measurement on key journeys, identified action areas to improve customer experience and implemented several key initiatives. This has led to a steady improvement of our NPS over the years. In FY25, we continued to build on our commitment to our customers by scaling the coverage of the Infinite Smiles programme – we introduced five new channels / digital platforms / products ensuring a much wider coverage. Over 150 actions were identified and tracked through regular cadence with key stakeholders and rigorous follow-ups. This has been the cornerstone of Infinite Smiles.

The programme now encompasses over 140 episodes. Around 10 crore customers have been contacted in Financial Year 2024-25 securing around 28 lakh feedback.

Our 'Infinite Smiles' program rests on three meticulously designed pillars – 'Listen', 'Learn' and 'Act' which enables us to embed customer-feedback led transformation as a discipline into our systems, challenge what is considered as the standard and offer a customer experience that places us amongst the best service brands.

This well-defined system builds on the score and requires every level of the organisation to be consistently focused on the quality of customer and employee relationships.



CUSTOMER CENTRICITY

In order to foster individual learning and inspire front-line employees to do right by customers, we have created an advocacy organisation that ensures the following:

1. Sustained Leadership Commitment

Embraced the goal of creating more promoters and fewer detractors as a mission to building Service First culture.

2. Building Greater Focus on Understanding Customer Needs

Operationalising customer empathy through detractor engagement; front-line employees hear positive and constructive feedback directly from customers enabling them to support actions that improve customer experience.

3. Robust Operational and Analytical Infrastructure

Customer Experience Transformation team leads the effort and is responsible for maintaining rigour. It rallies across departments to drive the mission of serving the customer and bringing voice of the customer into decision making.

4. Reliable and Trusted Metric

We use Net Promoter Score (NPS) branded as Smile Score - a simple and easy to understand metric which is reliable and valued. We have now embedded the score and customer feedback as an outside-in perspective for measuring process efficiency.

Infinite Smiles programme is a practical framework to grow by enriching the lives of our customers and employees. It is the business equivalent of the Golden Rule: Treat others as you would want to be treated.

Guided by our aspiration to move from score to systems, we have been working to institutionalise the process for addressing customer issues that transcend beyond measurement and create a culture of customer-centricity and agility.

We would not only like to anticipate and react to changing customer expectations but also like to provide a proposition to our customers that makes us more attractive than competitive alternatives.



Transforming Score To Systems



Listen
Feedback of customers

28 lakh
feedback captured across key channels, critical episodes and key product journeys



Learn
Review and follow up to better understand

70
BU NPS Score*



Act
Resolve the issue in the near and long term

1.6 lakh+
huddles conducted; 150+ actions identified

*Bottom Up NPS score



Driving Customer-Centric Initiatives Through Innovation

HDFC Bank's foundation is built on three pillars: technology, innovation and providing excellent customer experience. This philosophy has guided the Bank's marketing journey over nearly three decades in driving key campaigns that focus on consumer awareness and education offering innovative and tech first products and continually enhancing customer experience.

Key Highlights For the Financial Year 2024-25

HDFC Bank introduces PIXEL: A new generation of Digital Credit Cards

Pixel is the Bank's first comprehensive digital credit card range with customisable and fully app-based offering, built on a start-to-finish DIY platform. It is tailored for a generation characterised by digital fluency, unique preferences and distinct financial behaviours.

Furthermore, through PIXEL the Bank gives the power of customisation and choice to customers, by enabling them to select their preferred categories and favourite merchants/ platforms such as Zomato, Myntra, BookMyShow, MakeMyTrip, Amazon and Flipkart among others. By doing so, customers can earn attractive accelerated cashbacks on their spends from these merchants/ platforms. Both current and new customers can apply for PIXEL credit cards through the PayZapp mobile application of the Bank.

The digital nature of the card allows the customer to customise various benefits on the card – colour of the card, billing date and also the type of products / merchants on which they wish to avail of the special cashback offer thus making it a truly digital card made for the digital natives and customisable to their needs.



PIXEL
CREDIT CARDS THAT GIVE YOU
THE POWER OF TOTAL CONTROL
5% CashBack*
3% CashBack*
1% CashBack

HDFC BANK Xpressway – Encouraging employees and customers to go digital even at our physical outlets

The Bank launched HDFC Bank Xpressway, a platform that encompasses all its digital journeys in one place. It aims to simplify customer experience while buying new products, onboarding, accessing offers or availing the Bank's services digitally.

The platform delivers a personalised experience by tailoring offers and imagery for each customer based on pre-approved eligibility and analytical insights. It also prioritises recommended service options and now includes



XPRESSWAY
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access to the Bank's top mobile apps, encouraging customers to explore services digitally. In FY2024-25, the platform played a key role in driving digital adoption at branches through the rollout of Xpressway with personalised QR codes for each employee. This enabled staff to offer customers seamless access to their personalised offers and simplified digital journeys for product onboarding. The initiative saw strong engagement, with over 60,000 monthly active employees and more than 4 lakh customer logins—resulting in enhanced digital experience for customers and improved productivity across the Bank's frontline teams.

Leveraging Social Media to create positive sentiment

1. Employee Advocacy:

The Bank introduced Employer Advocacy initiatives under HDFC Bank #WowPlaceToWork in social media. The aim is to drive positive sentiment for the brand through employee engagement and amplification of Employee Connect initiatives on Social media. Starting June 2024, the Bank launched various Intellectual Properties

(IPs) like Behind the Role, Clash of Cubicles, culture-first reels and amplification of employee connect events like Hunar and Josh. This has resulted in growth of positive Share Of Voice (SOV) by 20 per cent and engagement doubling organically.

2. Online Reputation Management (ORM) & Creative Engagement:

With over 12 lakh conversations handled on five social media platforms, the Bank has

maintained an average first response time of 16 mins (best in the banking space) with positive sentiment 2x higher than competition banks. We have gained additional 3.45 lakh engagement via proactive responses through contextual engagement with various brands and trendspotting moments .

Vigil Aunty – Taking the lead in increasing customer awareness on frauds

Nearly three years after the launch of the Vigil Aunty campaign, her influence within the Indian social media landscape remains strong with a considerable presence on platforms like Facebook and Instagram. Her fan base has grown significantly, reaching 23 lakh citizens in India.

On WhatsApp she provides real-time updates on financial frauds and has built a community on the platform known as the Vigil Army, where the latest fraud awareness updates are provided to about 10 lakh people. This active community not only stays informed but also participates in spreading the message and amplifying the reach of our campaign.

Our efforts extend beyond mere awareness creation. We actively monitor and track online frauds and

modus operandi, with a primary focus on safeguarding the Bank's customers. Utilising robust tools, we have swiftly identified and removed fake customer care numbers, social media profiles, Twitter handles and career pages falsely associated with HDFC Bank. Impressively, our response time for taking down these fraudulent accounts and handles has been between 24-48 hours.

In the Financial Year 2024-25, Vigil Aunty's overall reach has been about 23 lakh followers and over 50 crore views. The stellar work by Vigil Aunty was also recognised at the global level in the form of an award – A Cannes Silver Lion for a pathbreaking campaign idea in the CSR space. In the coming year, Vigil Aunty is all set to further strengthen her position as a trusted, iconic digital guardian delivering culturally rooted, multilingual messaging on fraud awareness across 33 cities in 10 regional languages.



PRESENTING
V FOR VIGIL AUNTY
INDIA'S FIRST FRAUD AWARENESS INFLUENCER

PayZapp – Providing customers with a safe, trusted payments partner giving them the choice of payments

PayZapp by HDFC Bank is the Bank's first direct-to-customer (D2C) offering, launched through a high impact brand campaign featuring celebrities like Tiger Shroff, Prabhu Deva and Kapil Sharma.

PayZapp is a comprehensive payment app that gives customers the "Choice to Pay" how they want. With the app, users can send money, make bill payments, recharge, shop, book travel and do much more. They can pay with PayZapp for in-store or online purchases using Scan QR, Tap to Pay or Swipe to Pay feature or send money to any app.

To strengthen PayZapp's 'Choice of Payments' brand positioning and build a higher recall, PayZapp participated in the IPL 2024 with a high-decibel brand campaign on Start Sports and Jio Cinema.

PayZapp also partnered with Royal Challengers Bengaluru as their official payment partner to drive engagement and create visibility. The brand's success has been remarkable, with PayZapp registrations soaring to over 1.6 crore. Since its launch, PayZapp's ranking has improved significantly, moving from 42nd to 14th position in the UPI category. As a testament to customer trust and confidence, PayZapp is also amongst the top-rated app, rated 4.8 on the App Store and 4.6 on PlayStore.


All-New
PAYZAPP
PAY YOUR WAY
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SCAN TO DOWNLOAD
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Bank Transfer
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Beyond Digital: Towards an AI-Ready Future



Technology and Digital – An Integrated Shift

The Financial Year 2024-25 marked a defining phase in HDFC Bank's technology and digital evolution. As India continues to lead global conversations on digital financial inclusion, the Bank remains focused on delivering future-ready, secure and inclusive banking powered by technology. At the core of this transformation lies a clear vision: to build digital journeys that are simple, intuitive and powered by modern platforms—bringing together customer expectations, regulatory alignment and enterprise resilience.

This year's progress reflects the successful execution of the Bank's 'Shift Right' strategy—a multi-pillar transformation roadmap that places customer journeys, scalable platforms, intelligent data usage and embedded security at the heart of banking. By shifting the centre of gravity from backend systems to user-centric experience design, the Bank has moved decisively towards a platform-led, customer-first approach.

HDFC Bank has evolved from using technology as an enabler to positioning it as a core strategic driver. It powers every digital interaction, enabling seamless integration and shaping customer experiences across channels – be it on mobile apps, through business correspondents, via embedded APIs or at the branch. From modernising lending platforms to scaling merchant ecosystems and from deploying AI-led customer support to digitising internal workflows, the Bank's investments have converged around a single goal: to deliver banking experiences that are contextual, convenient and consistent at scale.

The Shift Right Framework: A Pillar-Based Approach to Transformation

Launched in the Financial Year 2024, the Shift Right framework was conceptualised to reimagine the Bank's operating model—by anchoring transformation on five strategic pillars: Journeys, Channels, Core, Data and Security.



Partnerships
Channels
APIs
Data
Core Banking

Journeys: Frictionless, straight-through

Channels: Digital – where the customer is

Core: Always ON, perform @ scale

Data: Insights, driving experience & growth

Security: For customers & data

Product Centric

Banking as a Service (BaaS)
Channels
API Orchestration Layer
Microservices based Core
Data powered by AI/ML

Customer Centric

In FY 2025, this framework matured from blueprint to execution engine. Each pillar translated into platform-level changes and customer-facing outcomes. Importantly, the Bank focused not just on launching new journeys but also on unifying disconnected experiences, improving time-to-market and enabling embedded finance models. Shift Right is now firmly embedded in the Bank's execution across business lines and product teams.

Reimagining Journeys: Seamless, Digital and Scalable

The Journeys pillar remains the most visible part of the Bank's technology transformation. The focus in FY 2025 was to design journeys that are not just digital-first but also outcome-first—built around customer needs rather than system flows. Across retail, SME, rural and corporate segments, several enhanced digital journeys were delivered - many with STP (Straight Through Processing), assisted onboarding or embedded servicing.



The Bank continued to scale its Xpress Car Loan (XCL) platform, now the largest fully digital car loan journey in the country. The platform processed over 1.3 lakh car loans digitally in FY 2025, disbursing nearly ₹13,110 crore. This represents 36 per cent by volume and 27 per cent by value of car loan origination. This has been enabled through a zero-paper, zero-touch model, even for new-to-bank customers.

Digital journeys were also expanded for gold loans, personal loans, consumer durables and business loans with features such as automated underwriting, bank statement analytics and biometric Know Your Customer (KYC).

The Bank digitalised both Virtual Relationship Manager (VRM)-assisted and unassisted savings account journeys, introduced eKYC-based FD onboarding and launched journeys for minor-to-major transitions, salary family account conversions and standalone card and asset servicing. These journeys contributed to 89 per cent of all new account acquisitions being completed digitally, up from 82 per cent in FY 2024.

Customers were offered Group Health and Group Term insurance through digital channels. This reflects the Bank's growing focus on wealth protection journeys being integrated into savings and lending flows.

In FY 2025, the Bank increased its digital service journey coverage to 89 per cent of all servicing needs, up from 73 per cent in FY 2024. Some of the journeys launched include:

– Address update (for cards and assets)



- Digital Re-KYC (for standalone asset customers)
- FD with external funding
- Service ticket generation through SmartHub and WhatsApp

Each journey was designed to support both self-service and assisted modes with real-time updates, automated validation and fallback to alternate channels in edge cases.

The Bank digitalised Working Capital loan journeys for Business Banking Group (BBG), Emerging Enterprises Group (EEG) and Small and Agri Business (SAB) segments—introducing features such as:

- Digital KYC Verification
- Automated Statement Analysis
- Bureau Score Integration

This allowed in-principle approvals within 30 minutes and fully digital onboarding for New-to-Bank entities.

As part of its customer service redesign, the Bank strengthened its self-service journeys across Interactive Voice Response (IVR), Chat Banking and NetBanking. More than 55 per cent of support requests were resolved digitally with over 30 per cent of these journeys being straight-through resulting in reduced turnaround times, lower call volumes and improved customer satisfaction.

Expanding Reach through Digitally Empowered Channels

The Financial Year 2024-25 saw significant progress in the Bank's omni-channel strategy, with enhancements across NetBanking, MobileBanking, conversational interfaces, merchant platforms and embedded journeys. The overarching

objective has been to deliver a consistent, secure and simplified experience regardless of where or how customers choose to engage.

A major milestone this year was the phased rollout of HDFC Bank's new Net and MobileBanking platforms designed with a modern tech architecture, intuitive UX and enhanced security protocols. These platforms aim to improve performance, accessibility and customer engagement by offering:

- Personalised dashboards and dynamic menus
- Unified views across deposits, loans, cards and investments
- Real-time alerts, contextual nudges and smart navigation

The phased deployment approach ensures minimal disruption while enabling feedback loops from early users for continuous refinements.



The Bank's **Pixel Credit Card**, a digitally native offering built on a microservices architecture, gained strong traction during the year. With features like customisable rewards, in-app controls and contextual nudges, Pixel was positioned as a next-generation credit card experience. Its digital onboarding journey contributed to a sharp increase in activation rates supported by focused brand campaigns across social, app and ecosystem partners.

The Bank's conversational AI platform, **HDFC Bank One (Customer Experience Hub)**, continued to see strong adoption. Supporting IVR, WhatsApp, SMS and live agent transitions the platform handled over 3.7 crore customer engagements monthly.

The platform achieved a 65 per cent year-on-year growth in **WhatsApp Banking** interactions indicating that chat banking is an increasingly preferred engagement channel for customers. Additionally, the introduction of intelligent nudges and transaction verification for cards and payments significantly enhanced the user experience. The Bank also succeeded in reducing email resolution time by 50 per cent.

The platform has become the first line of support for a growing share of the Bank's customer base—providing proactive, personalised service with human fallback only when needed.

In March 2023, the Bank relaunched **PayZapp 2.0**, its new-age mobile payments and commerce app. Multiple new features such as Swipe to Pay were launched. By March 2025, the platform:

- Reached over 1.6 crore registrations
- Became first app enabled with RuPay credit cards for UPI payments at Online merchants
- Secured 4.5+/5 average app store rating

The Bank's merchant-facing app, **SmartHub Vyapar**, continued its strong growth trajectory. By March 2025, it had:

- Onboarded 19.3 lakh merchants



– Disbursed over ₹850 crore in loans (on an average monthly basis) through embedded journeys

To serve digital-first merchants, HDFC Bank also launched the **SmartHub Payment Gateway**—an online collection platform integrated with over 150 payment instruments.

Modernising the Core for Scale and Resilience

As digital adoption accelerates and customer interactions increase across channels, HDFC Bank continued its strategic investment in strengthening its core technology backbone. The aim has not just been to perform at unparalleled scale but also to build systems that are robust, adaptive and cloud-native—capable of powering real-time and secure transactions.

Lighten the Core: Modularising Legacy Systems

The Bank's Lighten the Core initiative is a multi-year programme designed to gradually decouple complex legacy core systems and move towards a microservices-led, event-driven architecture.

This approach enables:

– Scalability through containerised deployment

– Faster change cycles and development agility

– Better failure isolation and business continuity

The Financial Year 2024-25 saw a key deployment of this framework in the IMPS Inward module of the Payments Hub allowing more efficient processing and real-time settlement with minimal latency. This milestone sets the foundation for broader modularisation across key banking systems in the coming phases, viz., a centralised Customer Information (eCIF)Ecosystem, a digital-first module for customer onboarding (e-Origination) among others. The Payments Hub module is also being extended to IMPS Outward, NEFT and RTGS transactions.

As part of its infrastructure transformation, the Bank undertook a significant system upgrade by migrating its Core Banking System (CBS) to a next generation engineered platform, aimed at enhancing performance, reliability and scalability. This migration was designed to support the Bank's rapidly growing customer base of about 9.7 crore.

With this initiative, HDFC Bank became one of the largest banks in the country to host its CBS on a modern, high-performance platform – positioning itself to meet future growth demands while delivering an enhanced customer experience.

Several critical backend systems were modernised or re-engineered during FY 2025:

– Rollout of Active-Active configurations across key data centres, ensuring continuous availability with near-zero recovery time objective (RTO)

– Backend upgrades for major platforms including Payments Hub, Credit Engine, Pricing Engine and Home Loan Origination

Leveraging Data for Smarter Decisioning

HDFC Bank is developing a centralised Data Lake House platform to manage structured and unstructured data across the enterprise. This platform will serve as a unified source of truth, reduce data duplication, and improve accessibility for analytics and decision-making. Built with modern, hybrid architecture, it supports regulatory alignment with BCBS 239 and DPDPA, while enabling better governance, lineage, and reference data management. Initial system onboarding has begun in a phased manner, laying the foundation for scalable, secure, and insight-led growth across the Bank.

Digitalised Corporate and Wholesale Banking

In FY 2025, the Bank continued to advance its digital transformation agenda within Corporate and Wholesale Banking by streamlining trade, payments and treasury operations through modern platforms and seamless integrations.



FUTURE READY DIGITAL BANK

TradeFlow, is our cloud-native trade finance platform designed to centralise processing, improve visibility and enable automation across import and export services. TradeFlow is integrated with multiple banking systems and external networks and supports:

– Real-time dashboards and MIS
– API-based transaction processing
– STP journeys for outward remittances and import payments

Multiple APIs were deployed between TradeFlow and the Bank's core system, enabling straight-through processing for key trade finance products and significantly reducing end-to-end turnaround times.

On the Payments side, corporate platforms were enhanced with improved UI/UX, contextual help dashboards, ERP integrations via APIs and Host-to-Host modes and flexible authorisation workflows. The consolidated **Corporate Banking eXchange (CBX)** portal processed over 2.75 crore transactions monthly (on an average basis), with over 15 per cent of volumes routed via APIs, reflecting increased adoption of self-service digital channels by enterprise clients.

These initiatives collectively enabled:

(1) Improved transaction efficiency
(2) Reduced manual interventions
(3) Deeper integration into client ecosystems

This has positioned the Bank as a digitally agile partner to India's enterprises.

Extending Financial Access Through Digital Inclusion

HDFC Bank continued to strengthen its reach in the semi-urban and rural markets through assisted digital journeys and decentralised platforms. Business correspondents, local partners and field teams were equipped with simplified, mobile-first tools to serve customers with limited formal documentation and limited digital literacy.

New onboarding journeys made possible: Biometric Authentication, Aadhaar Seeding and Assisted Savings Account Opening in remote areas. The use of geotagging, eKYC and offline-ready applications enabled financial access in regions with limited connectivity.

Several rural-facing journeys were enhanced with real-time decisioning, biometric verification and pre-qualified offers—helping customers to secure small-ticket credit without going to a branch. These journeys covered needs across sustainable livelihood, agriculture, dairy finance and small enterprise working capital.

Lead management tools and performance dashboards were also deployed across field teams, improving visibility, efficiency and turnaround times. Over the year, these digitally assisted journeys contributed to a more balanced customer footprint and reinforced the Bank's mission to drive inclusive growth.

Complementing retail inclusions, the Bank also strengthened its support for SMEs and business customers through digitised onboarding and credit journeys.

Empowering Enterprises and Small Businesses Digitally

Digitalisation of enterprise and SME workflows remained a strategic priority. In the Financial Year 2024-25, the Bank enabled fully digital sourcing journeys for business banking segments across working capital, term loans and trade services.

Customers could complete onboarding with digital KYC, automated bank statement validation and real-time eligibility checks. A rules-based decisioning engine enabled in-principle approval within 30 minutes supported by a streamlined documentation process.

Merchant ecosystems also benefitted from platform enhancements including embedded payment acceptance, marketing tools and integrated service request modules. A gateway platform launched during the year supported multi-instrument online payments giving businesses a unified dashboard for sales and reconciliation insights.

This digital enablement not only reduced onboarding friction but also allowed businesses to access capital and banking services in a seamless, self-service manner—regardless of location or scale.

Banking as Infrastructure: Embedded and API-Driven Delivery

With digital ecosystems maturing and customer expectations moving toward seamless, contextual experiences, HDFC Bank expanded its Banking-as-a-Service (BaaS) strategy through embedded finance and API integrations.

Partnerships with leading consumer platforms such as **PhonePe, Swiggy, Tata Neu** and others enabled users to access savings accounts, loans and credit cards directly through their preferred apps. These journeys were digitally powered by 100 per cent straight-through processing and real-time onboarding offering frictionless access to banking services eliminating the need to visit a branch.

In parallel, the Bank continued to scale its co-branded credit card portfolio offering curated product features, rewards and partner-specific benefits through integrated programs with platforms like **IRCTC, Swiggy and Tata Neu.** These partnerships strengthened customer experience and expanded access to digitally native users.

Last mile remittance flows accounted for over 20 per cent of India's inbound remittances through over 115 global arrangements. Strategic tie-ups with partners such as **Lulu Exchange, Flywire and PayMyTuition** have enabled secure, efficient cross-border transfers-especially for purposes such as education, family support and medical needs. These have enhanced the reach and convenience.



Underpinning these journeys is a robust orchestration framework and a growing library of secure, reusable APIs. These enable real-time decisioning, partner onboarding and seamless integration across front-end systems.

This approach marks a clear evolution towards accelerating the BaaS offerings on scale. Through this the Bank's capabilities are embedded at the point of need enabling it to reach new customer segments and tap digital-natives .

Security and Digital Risk: A Balanced Approach

HDFC Bank recognises that trust is the foundation of all digital progress. In FY 2025, investments in security and risk infrastructure focused on control, observability and compliance ensuring that digital expansion is backed by robust security.

24x7x365 Cybersecurity Operations Centre (CSOC) evolved with AI-enabled threat detection, enhanced Security Information and Event Management (SIEM), User and Entity Behaviour Analytics (UEBA) and Security Orchestration, Automation and Response (SOAR) tools that enable swift triage and containment.

The Bank further strengthened its Zero Trust Architecture, enforcing identity-aware access policies across systems, endpoints and APIs—shifting from perimeter-based defences to a posture of continuous validation.

To protect customer data and ensure secure system access, it implemented a range of targeted security tools and controls, including:

– **PRISMA Cloud Infrastructure Entitlement Management (CIEM)** to enforce least-privilege access in cloud environments and manage entitlements effectively


- **Accops secure gateway** to enable Multi-Factor Authentication (MFA)-based secure access to critical internet-facing applications
- **Zscaler Private Access (ZPA)** to support zero-trust based, secure remote connectivity for employees and partners
- **Cloud Web Application Firewall (WAF)** for enhanced real-time threat mitigation across digital banking interfaces
- **Cloud Security Posture Management (CSPM)** and Cloud Workload Protection Platform (CWPP) for continuous cloud configuration monitoring, workload scanning and automated remediation
- **Cloud Access Security Broker (CASB)** and **DNS** security controls to secure SaaS usage and detect anomalies in traffic patterns
- **CI/CD automation** with browser isolation for secure application development and deployment
- **Attack Surface Monitoring (ASM)** to discover and secure externally exposed digital assets in real-time

As part of the HDFC Limited and HDFC Bank merger, the Bank also completed:

- Risk mitigation measures across cloud, server and network infrastructure, ensuring adherence to HDFC Bank's cybersecurity policies

- Data assessment and migration from HDFC Limited, aligned with the Bank's information security and data protection standards.
- Integration of identity and access governance including User Access Management (UAM), privileged access controls and secure VDI rollout

Other key initiatives included:

- **Extended Detection and Response (XDR):** Deployed on servers to detect and mitigate zero-day malware threats in real time. On endpoints, detection is active, and prevention features are being implemented.
- **File Integrity Monitoring (FIM)**: Continuously checks for unauthorised file or configuration changes across core systems

- **Data Activity Monitoring (DAM)**: Tracks real-time database activity to ensure sensitive data is accessed and used appropriately
- **Application Control and Patch Management**: Ensures endpoints run only trusted applications and stay updated against known vulnerabilities
- **Email Security Measures**: Domain-based authentication (DMARC) systems help guard against spoofing and unauthorised communication attempts.
- **Microsegmentation**: Granular segmentation limits access across internal systems, minimising lateral movement in case of breach attempts
- **Web Application Firewall (WAF):** Protects banking applications from online threats while maintaining consistent performance and availability



Together, these initiatives reinforce HDFC Bank's commitment to preserving customer data integrity ensuring secure access and maintaining robust operational continuity—even as digital complexity continues to evolve.

Building at Scale: Factory-Led Delivery and Execution

The digital transformation across all fronts is being driven by the agile delivery construct known as the Factory Model. Each factory is a dedicated capability unit focused on a specific technology layer or customer segment. These include areas such as experience design, mobile engineering, cloud, core banking transformation, APIs, data engineering and cybersecurity.

Throughout FY 2025, this construct enabled parallel development of a multitude of high-impact initiatives while maintaining architectural consistency and alignment with business priorities. The Bank's digital delivery model increasingly reflects the principles of continuous integration, scalability and reusable engineering.

Dedicated teams in Bengaluru, Mumbai and Gurugram worked across use cases such as the new MobileBanking / NetBanking, unified credit platforms, cloud orchestration and data lake integration. The model has matured to include specialised units for next-gen capabilities including Generative AI and secure-by-design engineering laying the foundation for future-facing innovation.

This structure also facilitated deeper collaboration between product, technology and business teams, helping reduce time-to-market and bring a consistent experience layer across channels.

With the delivery engine in place, HDFC Bank is now poised to tap into the potential emerging technologies that can shape the future of banking.

Looking Ahead: The Next Chapter of AI-Readiness

As industries globally embrace the possibilities of Generative AI, the Bank is preparing for a calibrated and structured adoption.

HDFC Bank is evaluating the transformative potential of Generative AI (GenAI) to enhance efficiencies and customer experiences. It is assessing GenAI capabilities across key processes while ensuring responsible and secure implementation through a platform-driven approach. While still in the exploratory phase, GenAI is expected to play a meaningful role in shaping future-ready banking experiences.





Growing Together with our People

In today's dynamic financial landscape, our competitive advantage lies in Strategy, People and Technology. As we look ahead, strengthening leadership, enabling continuous capability development and fostering a culture of trust and resilience are central to how we grow.

Our people strategy is anchored in cultivating strong leadership by equipping our workforce with future ready skills and fostering a culture of care. These initiatives are geared towards building a sustainable and high-performing institution of the future.

The Financial Year 2024-25 marked a pivotal year for organisational learning as we accelerated our Capability Building efforts. We stepped up strategic investments in expanding leadership development, functional expertise and digital learning initiatives. The outcomes reflect the effectiveness and alignment of our talent strategy.



Key Highlights for the Financial Year 2024-25

- Recognising the pivotal role of leadership in driving organisational transformation, we significantly expanded our leadership development initiatives in the Financial Year 2024-25 achieving exponential increase in coverage year on year, enabling a cultural shift towards agility, customer-centric innovation and people-centric leadership.

- There has also been a sustained investment in building culture capability in over 27,000 managers across all levels, equipping them to lead with an inner compass and leadership impact.

- Recognising the transformative opportunities presented by GenAI, we established a comprehensive GenAI Academy featuring role-relevant curricula across differentiated proficiency levels.

- Our wide range of functional capability enhancement initiatives clocked over 70 lakh learning hours this year.

- We also made strategic investments in physical and digital learning infrastructure to elevate learner experience and impact.

Our Learning and Development initiatives are aligned with our Talent Management strategy. An institutionalised approach towards talent management enables the identification of high potential employees, establishing a match between individual career aspirations and organisational needs. This robust learning and talent framework ensures availability of capable talent across all levels in the Bank. We maintain a healthy mix of internal and external talent. Role elevation opportunities are first made available to existing talent and employees are encouraged to explore the same.

Learning and Development

Through Learning and Development (L&D) initiatives, we strive to create a robust learning ecosystem tailored to individual roles and aligned with organisational goals. This encompasses customised onboarding, functional capability building, compliance and regulatory training, leadership development and digital learning. Emphasising the vital connection between ongoing learning and sustained success, L&D aims to foster a proactive, adaptive learning

culture empowering employees to excel in their current roles while contributing effectively to the Bank's strategic objectives.

Building a World-Class and Scalable Learning Ecosystem

We continue to invest in creating a world-class and scalable learning ecosystem. Our digital learning platform 'MPower' consisting of a Learning Management System (LMS) and AI-driven Learner Experience Platform (LXP) complements the physical infrastructure. Our physical infrastructure was expanded this year with the addition of two residential facilities: Aranyam (Palava, Maharashtra) and Anantham (Kolkata) taking the total to 22 training centres.

This learning ecosystem is vital to our geographically dispersed workforce with diverse learning styles and offers a wide array of content formats—videos,



Aranyam Residential Training Centre



Anantham Residential Training Centre

podcasts, simulations, e-books and self-paced modules. This multi-modal approach ensures learning remains relevant, accessible and impactful by providing rich, contextual and personalised learning.

Capability-Building for Growth

Our enterprise-wide learning initiatives are closely aligned with business needs, enabling employees to adapt to a rapidly evolving environment. With a focus on technical, functional and behavioural upskilling, these programmes have strengthened our

ability to scale operations despite increasingly complex market dynamics. We recorded a significant increase in participation year on year with total learning hours exceeding 1.25 crore, marking an 88 per cent growth over the last year.

Leadership and Professional Development (LPD)

Our Leadership and Professional Development (LPD) framework nurtures internal talent and builds leadership capacity to drive performance and transformation. Programmes are carefully designed to address role-specific needs, enhance leadership capabilities and support career growth within the Bank.

Notable Initiatives in Financial Year 2024-25:

The Alchemist: A new offering for senior leaders focusing on leadership excellence, executive presence and cross-functional collaboration-promising substantial personal and professional growth.

Executive Edge: A curated Leadership Resource Pack with thought leadership articles, interviews and insights from global experts anchored around themes relevant to the Bank.



Building Leadership Capabilities and Nurturing Careers

Anchored on Bank's Leadership Competencies – Deliver Superior Results and Aid Career Aspirations

ASPIRING LEADERS PROGRAMME
Non-Supervisory Staff
Leading self to leading team
Leadership Readiness
Enables transition from IC to manager; shift in focus, mindset and skillset.

TRAILBLAZE
Junior Management
Leading the team
Leadership Fundamentals
Prepares managers to engage and develop their team to achieve results.

CRUCIBLE
Mid Management
Leading the team
Maximizing Leadership Potential
Build leadership skills to translate strategy into systematic and effective action.

Ignite
Mid Management
Leading the business
Leading for Business Impact
Build strategic, resilient and collaborative skills for business impact.

The Strategy Lab / ALCHEMIST
Senior Management
Leading the organisation
Leading for Organisational Impact
Build strategic vision to create value and increase competitive advantage

Embedding principles of NCC across the leadership programmes



Executive Gravitas for Women Leaders

In line with our strong Diversity, Equity and Inclusion (DE&I) agenda and in addition to the well-established Career Accelerator Programme (CAP) for mid level women leaders, we launched a new leadership programme – **'Executive Gravitas'** for women leaders at senior levels to help them navigate their leadership journey.



Gen AI Academy

GenAI being the key focus area for today and tomorrow, our strategy has been to build GenAI skills through an academy structure with a comprehensive curriculum and differentiated proficiency levels. The entire organisation can tap into this. The proficiency levels are divided into Beginner, Intermediate and Advanced with an aim to equip everyone with essential GenAI skills. The curriculum consists of content from experts, certifications and, practice with AI Coach providing the much-needed flexibility to learn at their own pace. The GenAI academy enables the employees to be future-ready, agile and empowered to sustain our organisation's growth and success.

Advanced

Gen AI Transformation Series

Gen AI Innovater | Gen AI Specialist | Gen AI Architect

Intermediate

Gen AI Exploration Series

Gen AI Proficient | Gen AI Practitioner | GenAI Catalyst

Beginner

Gen AI Foundation Series

Gen AI Enthusiast | Gen AI Discoverer | Gen AI Pathfinder

Measuring the Learning Impact

While providing these diverse learning and development offerings for building our human capital, we regularly assess the impact of these efforts. This is done through a range of ROI indicators such as improvement in productivity, operational efficiency and customer experience amongst others. These help us consistently ensure relevance and effectiveness.

A few examples of ROI evaluations are:

– Improvement in customer experience ratings of 67 per cent learners through multiple focused assessments and learning interventions conducted for over 8,800 Relationship Managers between September 2024 to February 2025

– 46 per cent of over 3,000 Sales Resources showed improvement in productivity post a structured learning intervention called 'Score to Soar', between September 2024 to January 2025. The content of these sessions focused on tracking and enhancing productivity using various tools and methodologies

HDFC Bank Care Initiatives

HDFC Bank's Care Initiatives demonstrate our commitment to building a compassionate organisation and reaching out to the families of our employees. This entails continuing the support to retiring employees and their families, engaging with children through age-appropriate interventions and skill development programmes to empower the next of kin of the deceased employees.



				
Programme for Retiring Employees	**Programme for Skill Development of Kin Hires**	**Personal Effectiveness for Teens**	**Pathway to Financial Planning**	**Wellness Programme for Parents of Employees**

Average Hours of Training by Category and Gender**

	Men	Women	Total
Senior Management	24.93	29.86	25.43
Middle Management	41.88	45.53	42.36
Junior Management	53.23	54.42	53.42
Non-Supervisory Staff	54.60	73.69	60.11
Total	**53.67**	**71.18**	**58.25**

** In the Financial Year 2024-25, 1.25 crore learning hours were clocked, registering an increase of over 88 per cent in per employee hours over the previous year.

Talent Management

In the Financial Year 2024-25, the Bank continued its journey of building a strong talent pipeline across various leadership and critical roles in the organisation by leveraging technology and using digital platforms.

We used 'Development Centres' for people managers at various levels to assess their potential on multiple leadership competencies. Over 5,200 managers participated in this exercise.

Similarly, rigorous Talent Reviews were conducted for more than 7,900 Junior, Mid and Senior Level employees to review their overall potential and readiness for future roles. Basis Talent Reviews, a development plan was

created at an individual employee level for the identified talent. Additionally, the Bank launched a psychometric profiling instrument. More than 1.2 lakh employees took the assessment during the year. The objective was to better understand the behavioural profile of employees and assist them in their career planning as well as development.

The Bank continued to strengthen its succession planning at senior and mid-levels to ensure the mitigation of Business Continuity Risk. Succession planning process focuses on providing employees with relevant role exposures, specific mentoring as well as coaching opportunities and addressing their identified learning

needs. By doing so, the Bank ensures that employees are prepared to take up senior responsibilities when the opportunity arises.



Sustaining Growth with a Stable Workforce

Categorisation	2024-25			2023-24		
	Men	Women	Total	Men	Women	Total
Permanent Employees	Headcount			Headcount		
Employees By Category						
Senior Management	222	25	247	178	21	199
Middle Management	7,959	1,200	9,159	6,940	1,053	7,993
Junior Management	28,666	5,499	34,165	25,902	4,813	30,715
Non Supervisory Staff	1,21,602	49,348	1,70,950	1,24,897	49,723	1,74,620
Total	**1,58,449**	**56,072**	**2,14,521**	**1,57,917**	**55,610**	**2,13,527**
Categorisation						
Permanent	1,58,449	56,072	2,14,521	1,57,917	55,610	2,13,527
Contract	24	7	31	31	7	38
Total	**1,58,473**	**56,079**	**2,14,552**	**1,57,948**	**55,617**	**2,13,565**
By Region						
Abroad	178	90	268	154	83	237
East	18,808	5,004	23,812	17,899	4,823	22,722
West	59,121	20,800	79,921	59,036	20,721	79,757
South	35,956	16,025	51,981	36,617	16,097	52,714
North	44,386	14,153	58,539	44,211	13,886	58,097
Total	**1,58,449**	**56,072**	**2,14,521**	**1,57,917**	**55,610**	**2,13,527**
By Age						
<30	51,950	30,176	82,126	57,462	32,598	90,060
30-50	1,03,042	25,327	1,28,369	97,850	22,557	1,20,407
>50	3,457	569	4,026	2,605	455	3,060
Total	**1,58,449**	**56,072**	**2,14,521**	**1,57,917**	**55,610**	**2,13,527**



Talent Acquisition

Financial Year 2024-25 was the year of consolidation for Talent Acquisition (TA) as the Bank accelerated its efforts on building a scalable, inclusive and future-ready hiring engine. Our focus was on optimising TA efficiency and cost, embedding intelligent selection methods through AI and most importantly investing in a sustainable talent pipeline. A key strategic priority was the expansion of job-ready models, designed to align fresh talent with business requirements from day one.

Our commitment to gender diversity remains deeply embedded in our TA strategy. We ran focused diversity initiatives including dedicated women hiring drives aimed at strengthening outreach with colleges in deep geographies, ensuring a more inclusive and representative talent pipeline. As a result, we sustained a gender hiring ratio of 27.7 per cent in the Financial Year 2024-25, demonstrating consistent progress on our diversity commitments.

The Future Banker 2.0 – A curated diploma programme for entry level revenue roles in Branch Banking continued its upward trajectory witnessing a substantial increase in participation and conversion compared to the previous year.

Ace Banker Program - Our flagship initiative was successfully launched this year and has quickly emerged as a critical lever for fulfilling entry level role requirements. What sets the program apart is its emphasis on practical banking knowledge, job readiness and an industry-relevant learning journey.

Prime Minister's Internship Scheme (PMIS) - An initiative launched by Ministry of Corporate Affairs (MCA), Government of India aimed at providing internship opportunities to youth. HDFC Bank has been actively partnering with the Government on this initiative.

These collective efforts underscore our strategic intent to build a resilient, inclusive and future-ready workforce which is powered by innovation, partnerships and a strong foundation in capability development.

New Hires in FY 2024-25

Categorisation	2024-25			New Hire Rate 2024-25		
	Men	Women	Total	Men	Women	Total
By Employee Category						
Senior Management	7	-	7	3.2%	-	2.8%
Middle Management	212	39	251	2.7%	3.3%	2.7%
Junior Management	3,126	658	3,784	10.9%	12.0%	11.1%
Non Supervisory Staff	32,588	13,083	45,671	26.8%	26.5%	26.7%
By Region						
Abroad	19	8	27	10.7%	8.9%	10.1%
East	4,423	1,232	5,655	23.5%	24.6%	23.7%
West	12,652	4,690	17,342	21.4%	22.5%	21.7%
South	8,749	4,376	13,125	24.3%	27.3%	25.2%
North	10,090	3,474	13,564	22.7%	24.5%	23.2%
By Age						
<30	20,084	9,874	29,958	38.7%	32.7%	36.5%
30-50	15,792	3,896	19,688	15.3%	15.4%	15.3%
>50	57	10	67	1.6%	1.8%	1.7%
Total	**35,933**	**13,780**	**49,713**	**22.7%**	**24.6%**	**23.2%**

Talent Retention

Attrition across the BFSI Sector in the Financial Year 2024-25 has seen a decline and getting back to the pre-pandemic levels. Over the last 24 months, the Bank has been sharply focusing on attrition across all levels especially among new joiners and women employees. As a result, overall attrition and that of new joiners and women employees has been lower in the year under review.

Attrition is also getting measured as part of the performance scorecard of the leaders and is being shared with supervisors across levels. Various initiatives arising out of the insights drawn from our listening instruments- Culture Pulse (Organisation Sentiment Survey) and Vibes (Team Sentiment Survey) has also helped address areas that needed attention.

Attrition in FY 2024-25

Categorisation	2024-25			Attrition Rate 2024-25		
	Men	Women	Total	Men	Women	Total
By Employee Category						
Senior Management	20	5	25	10.0%	21.7%	11.2%
Middle Management	380	74	454	5.1%	6.6%	5.3%
Junior Management	2,664	582	3,246	9.8%	11.3%	10.0%
Non Supervisory Staff	32,060	12,575	44,635	26.0%	25.4%	25.8%
Total	**35,124**	**13,236**	**48,360**	**22.2%**	**23.7%**	**22.6%**
By Region						
Abroad	7	8	15	4.2%	9.2%	5.9%
East	3,563	1,011	4,574	19.4%	20.6%	19.7%
West	12,406	4,556	16,962	21.0%	21.9%	21.2%
South	9,331	4,453	13,784	25.7%	27.7%	26.3%
North	9,817	3,208	13,025	22.2%	22.9%	22.3%
Total	**35,124**	**13,236**	**48,360**	**22.2%**	**23.7%**	**22.6%**
By Age						
<30	16,353	8,740	25,093	30.4%	28.0%	29.53%
30-50	18,580	4,457	23,037	18.3%	18.4%	18.30%
>50	191	39	230	7.1%	8.4%	7.33%
Total	**35,124**	**13,236**	**48,360**	**22.2%**	**23.7%**	**22.6%**

Employee Turnover Rate (%)

22.6



FY25	22.6
FY24	26.9
FY23	34.2
FY22	25.5

Absentee Rate (%)

1.40



FY25	1.40
FY24	1.38
FY23	1.30
FY22	1.84

HR Tech

The Bank implemented a comprehensive and fully integrated HRMS system for frontline sales staff thereby consolidating the overall Human Resources Tech Architecture.

The Bank for the first time implemented Artificial Intelligence (AI) based on Large Language Models in the Human Resources function. This has been implemented to facilitate responding to standard policy related queries.

The Bank continued its journey of making significant process improvements and adding new modules to its existing HR Tech Suite. The most significant being the introduction of the Disciplinary Action Module.

Driving Scalable Impact through AI

– To strengthen our talent acquisition process we have implemented a **Touchless Hiring model.** By automating resume screening, assessments and interviews using AI tools we achieved faster, more efficient and unbiased hiring for high-volume roles.

– Simultaneously, the **iCube Chatbot**, our AI-based conversational interface, streamlined employee interactions across HR functions by offering 24/7 real-time support on queries related to policy, payroll, learning, amongst others. This has improved service delivery and freed up HR capacity for strategic initiatives.

– To deepen employee engagement and feedback, we adopted an **AI powered Listening Platform**, enabling us to capture employee sentiment and derive actionable insights across the employee lifecycle. This system empowers leadership with data-driven decisions to improve employee experience, culture and organisational performance.

– We enhanced the learning experience for our employees through the AI-powered learning platform **MPower** enabling hyper-personalised learning journeys.

These combined AI-driven interventions represent our strategic commitment to transforming HR into a proactive, insight-led function based on technology and data.

Collective Bargaining Agreements

The Bank has an employee association. As on March 31, 2025, 0.10 per cent of our permanent employees are members of this association. These employees are covered under the Bipartite Settlement Provisions. The Bank typically implements operational changes in accordance with internal or Bipartite Settlement agreements which do not require notice under the Industrial Disputes (ID) Act. However, if the Bank makes any operational changes outside of these settlements, a 21-day notice is required under Section 9A of the ID Act.

Rooted in Culture, Rising in Strength

In a dynamic environment where agility and resilience are key, culture becomes the enduring force that shapes behaviours and drives performance. Over the past year, we have sustained the momentum of our culture transformation by consistently integrating elements of culture in our people practices, setting standards of leadership behaviours and curating everyday employee experiences to reinforce the Culture Framework - HDFC Bank Way.

The HDFC Bank Way comprises six defined Culture pillars



Integrity   **Execution**   **Innovation**

Collaboration   **Inclusion**   **Humility**

Each pillar represents elements that the Bank stands for and believes in. Reinforcement of the HDFC Bank Way continues to be a key focus area of the Bank.

Key Culture Interventions:

– **Evolve 2.0** – A reflective leadership development journey for high-potential leaders to explore their inner compass and leadership impact.

– **Project Elevate** – A structured initiative aimed at empowering people managers to drive performance, engagement and cultural alignment.

– **Sustained Communication on Nurture-Care Collaborate (NCC) Framework** - A storytelling- led movement to bring our core cultural ethos to life through real experiences and everyday actions.

Evolve 2.0: This is a flagship people leadership intervention aimed at supporting the Bank's ongoing culture transformation journey. It is designed for over 27,000 people managers across India. The second edition was built on the success of phase one with a sharper focus on bridging generational gaps, use of Appreciative Inquiry, Performance Coaching and Collaboration. By fostering self-awareness and a people-first mindset, Project Evolve equips leaders to navigate complexity, inspire teams and drive sustainable impact. The initiative reflects our commitment to cultivating leadership that not only achieves results but also nurtures a thriving and inclusive workplace culture.

Project Elevate: This is a strategic leadership initiative aimed at strengthening the capabilities of people managers by anchoring leadership in empathy, resilience and accountability. Focused on enabling deep self-awareness the programme provides managers with the frameworks, tools and coaching support needed to strengthen their leadership impact.

Sustaining the Momentum: Embedding Culture Through Intentional Reinforcement

As we progress on our NCC journey to becoming a future-ready organisation, we understand that a strong, adaptive culture is our greatest enabler. In the Financial Year 2024-25, we focused on sustaining momentum by intentionally reinforcing the behaviours, mindsets and values that shape our organisational identity. Recognising that culture must be continuously nurtured we have embedded the NCC principles into everyday practices—through leadership alignment, purposeful communication and integrating it into key people processes such as onboarding, performance reviews and recognition.

By spotlighting cultural role models, encouraging candid dialogue and aligning actions with aspirations we are not only preserving our core but also preparing our people to lead with agility, empathy and accountability in an ever-evolving environment. This deliberate cultural reinforcement is foundational to our ability to navigate change and thrive in the future.

9 NCC Practices

Nurture



Performance Coaching
– Plan for Performance
– Coach/Guide as you Review
– Step into the trenches



Create Positive Environment
– Celebrate individuals/teams/ small wins
– Easy Space for Comfort and easy fun & humour
– Safe Space for honest & free expression



Development and Growth Conversation
– Know & Respect personal contexts
– Career focus from job focus
– Contribute to persoral growth & aspirations

Care



Speak Respectfully
– Use positive & affirmative language
– Use polite & respectful language
– Maintain conversational tone of voice



Listen to Understand
– Receive before Respond
– Attentive listening over Distracted Hearing
– Exclude bias for intentional inclusion



Care for Me as a Person
– Have their back/Be their pillar
– Praise publicity, Prepare privately
– Person beyond the persona/behaviour

Collaborate



Build Network
– Know the Person beyond the Position
– Genuine Curiostity of role functionalities
– Have authentic interpersonal relationships



Work Across Boundaries
– Generate cross-teams effciency partnerships
– Understand Self & Others' impact of role
– Resonance - Whole is greater than sum of parts



Manage Conflict
– Think Win - Win
– Build Bridges beyond barriers
– Work on distilled issues beyond personalities



Diversity, Equity and Inclusion (DE&I)

An inclusive organisation is a stronger organisation. At HDFC Bank, we remain deeply committed to fostering a culture of Diversity, Equity and Inclusion (DE&I) across all levels. We believe that embracing diverse perspectives, backgrounds and experiences not only strengthens our decision making and fosters innovation but also builds a more resilient and responsive organisation. Over the last few years, the Bank has formalised its DE&I philosophy and we have been making conscious efforts in this direction.

By creating a workplace where every individual is valued, respected and empowered to contribute, we continue to drive sustainable growth while upholding the responsibility to reflect and serve the diverse communities we operate in.

The Three Tenets of The Diversity-Equity-Inclusion Charter

"Build an Inclusive work environment where every individual is Respected and Differences are Valued"



Merit

Competence demonstrated, performance outcome and capability will always be the threshold requirement for all Talent decisions



Character

Alignment to the HDFC BANK WAY and adherence to the ethos of the Bank will be the selection criteria for Career advancement at the Bank



Inclusion

We will strive to be an equal opportunity organisation where everyone can excel and thrive, irrespective of our inherent differences

In the Financial Year 2024-25, the Bank continued to make strong strides in advancing gender diversity achieving 26.1 per cent women representation across the workforce and improving the women supervisor ratio from 1:10 to 1:7—demonstrating focused effort in this space. Purpose-led hiring initiatives, returnship programmes and AI-powered fair hiring practices contributed to building a more inclusive talent pipeline.

The Bank has been able to institutionalise the DE&I Framework in all major people practices including Talent Acquisition, Talent Management and growth.

Over the last 3 years, about 290 high-potential women participated in the flagship Career Accelerator Programme, reinforcing the Bank's commitment to nurturing future women leaders.

Return to work and retention rates of permanent emloyees and workers that took parental leave

2024-25	No. of employees entitled to parental leave	No. of employees that took parental leave	No. of employees who returned to work after leave ended	Return to work rate
Maternity Leave	All eligible employees are covered*	2,762	2,687	97.28%
Paternity Leave		7,478	7,457	99.72%

Retention rates of permanent employees and workers that took parental leave

2024-25	No. of employees entitled to parental leave	No. of employees that took parental leave	No. of employees who returned to work after leave ended	No. of employees who returned to work after leave ended and were still employed after 12 months	Retention Rate
Maternity Leave	All eligible employees are covered*	1,873	1,820	1,300	71.43%
Paternity Leave		5,796	5,785	4,520	78.13%

* All the permanent employees (2,14,521 as on March 31, 2025) were eligible for parental leave, subject to Government Regulations and Bank's Policy.

Diversity Breakdown



Female representation in Employee Headcount, Junior Management, Top Management, Revenue generating roles and STEM-related positions

16.1% Representation of women in junior management positions, i.e. first level of management (as % of total junior management positions)

15.4% Representation of women in all management positions, including junior, middle and top management (as % of total management positions)

26.1% Representation of women in total workforce (as % of total workforce)

10.1% Representation of women in top management positions, i.e. maximum two levels away from the CEO or comparable positions (as % of total top management positions)

14.0% Representation of women in management positions in revenue-generating functions (e.g. sales) as % of all such managers (i.e. excluding support functions such as HR, IT, Legal, etc.)

26.0% Representation of women in STEM-related positions (as % of total STEM positions)

Inclusion Month

Each year, June is celebrated as Inclusion Month by the Bank. The objective is to take stock of the progress we are making in our DE&I journey and to recommit ourselves to this cause. The theme for 2024 was "Allyship: Better Together". Over 58,000 employees participated through various events across the country. The highlight of the event was the Flame of Equity being flagged off by our Deputy Managing Director- Mr. Kaizad Bharucha in Mumbai.

This flame travelled to 13 major locations across the country symbolising our collective commitment to building an inclusive organisation.





INCLUSION DAY 2024
Join us to hear interesting perspectives from the very best.
HDFC BANK
Better Together
Save The Date
June 21, 2024 | Time: 4.30-6 pm

HDFC BANK
Better Together
Save The Date
The Flame of Equity
will be in the following cities
between 24th-29th June
... Be an Ally!

Leadership Conclave and Paying It Forward

The inaugural Leadership Conclave, themed "Rooted & Rising – Deep connections, limitless growth," brought together senior women leaders to reflect on their journeys, share insights and chart the path forward for the Bank. The conclave fostered meaningful dialogue around self-agency, global and local DE&I trends and the importance of community and mentorship—laying the groundwork for an ecosystem where leaders are encouraged to pay it forward.



Employee Wellness- Building a Resilient and Healthy Workforce

In our pursuit of creating a workplace that truly values all our employees, the Bank places a profound emphasis on holistic well-being by focusing on **four interconnected pillars - Physical, Emotional, Social and Financial Wellness.**

Physical Well-being

HDFC Bank is committed to promoting employee's physical health through structured wellness programs and initiatives.

– Health Programs: Regular medical check- ups, health screening, and preventive care services.

– Fitness Initiatives: A few on-site or partnered gym facilities, fitness challenges and wellness activities.

– Nutrition and Healthy Living: Awareness programs on healthy eating and lifestyle habits. Access to dietary guidance and healthy eating plans.

– Workplace Ergonomics: Safe and comfortable workspaces to prevent physical strain.

– Preventive Health Measures: First aid support and access to healthcare resources.

– Discouraging Unhealthy Habits: Through ongoing communication, we actively discourage unhealthy habits like tobacco use and promote a culture of well-being.

Emotional Well-being

HDFC Bank is dedicated to fostering a supportive and emotionally healthy work environment. To help employees manage stress and enhance their emotional well-being

– Employee Assistance Program (EAP): Confidential counselling and support services for personal and work-related challenges.

– Stress Management Programmes: Programs and sessions on mindfulness, resilience and coping strategies.

– Work-Life balance Initiatives: Flexible work arrangements.

Social Well-being

HDFC Bank promotes a positive and inclusive workplace by fostering strong social connections among employees. The Bank supports social well-being through

– Employee Engagement Activities: Team building events, gatherings, sports and recreational activities.

– Supportive Work Culture: Encouraging collaboration, open communication, and inclusivity.

– Inclusive Work Culture: Encourage inclusion, respect and diversity in the workplace.

– Peer Support Networks: Networks that provide guidance and encouragement.

– Community Involvement: Volunteering opportunities and CSR initiatives

– Recognition and Appreciation: Programs that celebrate employee contributions and achievements.

Financial Well-being

HDFC Bank offers programs that promote financial literacy.

– Financial Education Programmes: Financial sessions on budgeting, saving and financial planning.

SOCIAL - PEOPLE

Support for Deceased Employees' Families

The Bank extends support to the kin of deceased employees by proactively reaching out and offering wellness resources and assistance to help them navigate through difficult times. HDFC Bank helps families avail benefits, assist with documentation and extend support as required. By addressing both emotional and practical needs, we strive to ease the burden on the families of our departed colleagues while reinforcing our commitment to employee well-being.

Specific Wellness Programs and Initiatives in the Financial Year 2024-25

INER HARMONY-EAP

A wellness programme for Collections & Debt Management teams. This program aims to provide vital support and resources to help navigate the challenges associated with the role and overall health and well-being.


Inner Harmony Program
Beyond Leadership - Building an Empathetic & Resilient Workplace for our Teams
Topics Covered:
Date: 8th April 2025
Time: IST 4:00 PM - 5:00 PM

Campaign G.R.A.C.E - The Power of Gratitude

Promotes gratitude and appreciation among employees. A Digital Gratitude Wall has been established on the 'OurWorld' team communication channel.


What Can You Bee?
Bee Grateful
Bee Empathetic
Bee Respectful
Bee Compassionate
Bee Appreciable
Something exciting is coming up...
Stay tuned

Mindfulness Series

Guided series promoting mindfulness techniques. These series reinforce the commitment to employee well-being by making learning accessible, flexible, and impactful.


Meet
Dr Wise
A committed well-being coach with a mission to make a difference by offering insightful advice on Wellness, Inspiration, Strength, and Energy
Stay tuned for some interesting tips...

Awards and Recognition

As a testament to our efforts in driving impactful and innovative learning and development practices, the Bank has won the prestigious **Golden Peacock Award** – National Training Award 2025.

This recognition affirms the dedication, creativity and collaboration embedded in our people development initiatives.



Healthy Workplace Award 2024 (Gold Level)

Healthy Workplace Award 2024 (Gold Level) by Arogya World India Trust in partnership with the Public Health Foundation of India.


AROGYA
HEALTHY WORKPLACE
GOLD
HDFC Bank Limited
HDFC BANK

GRACE Campaign



HDFC Bank's HR team's GRACE campaign, has been honoured at the Digies Awards 2025 in the Best Internal Communications Campaign category. We have secured the Silver Awards.

ET Award



HDFC Bank recognised as one of the Best Organisation to Work 2025

The Bank Won Allyship Award as part of the 1000 Women Leaders Program by Jombay

Employee Connect Initiatives

Employee Connect, our dedicated platform for employee engagement and well-being, organises a diverse range of initiatives throughout the year offering employees opportunities to connect beyond work. These initiatives span across areas such as sports, arts, music, wellness and interests like photography, cooking, story writing amongst others. These are quite popular especially among the younger workforce. Over the last few years, we have been inviting family members also emphasising the importance of inclusive engagement.

Over one lakh employees actively participated in over 20 different initiatives conducted throughout the year indicating the widespread enthusiasm for these engagement activities.

Josh Unlimited

The Bank's multi-sports and multi-discipline event was conducted in several cities across India sparking excitement and a high level of engagement from our employees. Family carnivals were also arranged with various fun-filled activities.



HUNAR

The Bank's talent hunt initiative provides a platform for employees and their families to showcase their talent in various performing art forms. Employees across India enthusiastically participate in this activity.

Both the above events, Josh and Hunar are conducted across the country with the participations of various regional teams. The above events concluded with a Grand Finale at Mumbai.



Funtakshari

An activity centred around popular Bollywood songs was a huge success with employees and their families enjoying the fun competition through audio-visual quiz rounds. The initiative garnered widespread popularity and appreciation.

Digital Voice Hunt

The annual singing competition was organised for the children, spouses and parents of the employees. This received positive feedback.

Syahi

The Bank's annual online story and poem writing contest for employees to showcase their creativity through captivating fictional and non-fictional content. Winning stories and poems are published in an e-book format on the Bank's internal platform.

Summer Camp

The annual summer camp for children of the Bank's employees featuring activities like science experiments, fire-free cooking, talent showcase and behavioural learning received positive feedback from participants and parents.

Corporate Photography Contest

Bank employees participated in an annual inter-corporate photography contest conducted by Sony India. The best photographs were featured on the Channel's online platforms. The Bank secured 1st place for the 'Highest Upload Award'



International Women's Day Celebration

This event featured a range of activities across multiple offices in the Bank including national-level webinars which addressed various themes of importance for women employees along with life-skill building workshops.













Pune
Mohali
7000+ Employees engaged through various engagement activities
HDFC BANK
PARIVARTAN
Empower, Inspire and Celebrate!
Get Ready for an Exclusive Women-Led Exhibition
In Collaboration with CSR Team – NGO & Commercial Stalls @ 29 locations across India.
Kolkata
Mumbai
Ahmedabad

AnalytIQ

AnalytIQ is an online annual brainteaser contest. Employees were invited to play Chess, Sudoku and Scrabble following a round-robin format with multiple levels of shortlisting. This competitive event evoked excitement among employees leading to a high level of engagement and participation.

Xpressions

Xpressions is the Banks annual art contest. This included canvas painting and sketching competition for employees, spouses and children. The event witnessed a display of creative artwork by our employees and their talented family members. These were showcased as wallpapers on the Bank's laptops and desktops leading to Bank wide visibility and recognition.



Take-a-Break

This weekly initiative encourages short fun breaks for employees at the workplace. It included brainteasers on general knowledge, famous personalities, logical reasoning, visual puzzles amongst other. The initiative garnered significant interest and participation from employees offering a refreshing stress buster.

Wanderers

This is an outdoor event providing employees with a chance to participate in a one-day monsoon trek, adventure sports like river rafting and an invigorating breakfast cycle ride. The participants explored enchanting nature trails and rediscovered the joy of the outdoors.









Festival Celebrations

Various festival celebrations across the country were organised along with engagement activities such as captivating magic shows, unique DIY art and craft sessions amongst others. The activities witnessed enthusiastic participation from various offices nationwide giving employees and their families an opportunity to come together and celebrate.

Building Stronger Communities Together

At HDFC Bank, we believe resilient and inclusive economies are built on the foundation of thriving communities. Our Corporate Social Responsibility (CSR) efforts reflect this belief through diverse initiatives aimed at creating measurable impact. By empowering individuals, strengthening institutions, and promoting equitable development, we strive to drive meaningful change across geographies.

10 years of Parivartan

Our CSR programme, Parivartan, embodies this commitment by advancing sustainable, community-led development. Through focused interventions, Parivartan enables underserved communities to overcome systemic barriers and participate actively in the nation's progress. By addressing the root causes of poverty and marginalisation, we aim to build self-reliant, resilient communities and foster long-term social and economic transformation. This commitment extends to reaching disadvantaged areas including border villages, remote tribal belts, and geographies with limited access and shaping interventions that are aligned with the distinct socio-economic realities of each region, thereby deepening impact where it is needed most.

Key Milestones

2013
– HDFC Bank set a Guinness World Record for the largest single-day blood donation drive, collecting over 61,000 units across 709 locations in India.

2014
– HDFC Bank introduced 'Parivartan' as its umbrella CSR brand, focusing on rural development, education, healthcare, financial literacy, and environmental sustainability.

– The bank published its inaugural Sustainability Report, outlining its commitment to responsible banking practices.

2015
– HDFC Bank incorporated 'Sustainability' as its fifth core value, alongside Customer Focus, Operational Excellence, Product Leadership, and People.

– HDFC Bank's scholarship programme to support students from economically weaker sections, ensuring continuity in education was brought under the CSR umbrella.

– The bank contributed to the Swachh Bharat Abhiyan by constructing sanitation facilities in schools and communities.



2016

– Launched the 'Dhanchayat' initiative, a financial literacy program on wheels, educating rural communities about banking and financial services through mobile vans and interactive sessions.

– Initiated the Zero Investment Innovations for Education Initiatives (ZIIEI) program to encourage grassroots-level innovations by teachers in government schools, aiming to improve the quality of education without additional investments.

– Started providing grants to incubators and accelerators to support social impact start-ups, fostering innovation and entrepreneurship through Parivartan Start-up Grants Program.

2017

– Launched the first Holistic Rural Development Programme (HRDP) project in Meghalaya, focusing on integrated rural development through infrastructure, livelihood, and community development.

2018

– Honored by the Ministry of Corporate Affairs at the first National CSR Awards for contributions to National Priority schemes in Agriculture and Rural Development.

2020

– On its 25th anniversary, HDFC Bank set a goal to establish 2500 SMART classrooms across India and plant 25 million trees.

– Forayed into public health by supporting communities during the COVID-19 pandemic, providing healthcare facilities, promoting hygiene practices and established around 20 oxygen plants.

2022

– Launched a national awareness campaign for cyber fraud to promote safe digital banking practices among the public titled Vigil Aunty.

2023

– Launched the Small Grants Program to support grassroots NGOs.

– Introduced the Parivartan Excellence Awards to recognise outstanding contributions by its partners and stakeholders in CSR initiatives.

– CSR Team transitioned from a centralised to a regional structure, empowering state-level teams to plan and implement context-specific CSR strategies for better grassroot impact.

2024

– Introduced a new pillar focusing on natural resource management, emphasising sustainable practices in water conservation, afforestation, and biodiversity.

Under Parivartan, we have the following focus areas under which we carry out diverse interventions:

– Rural Development

– Healthcare & Hygiene

– Natural Resource Management

– Skill Development & Livelihood Enhancement

– Education

– Financial Literacy & Inclusion

Aligned with our identified focus areas, we have established seven goals and thirteen sub-goals to be achieved by FY 2025-26 with the intention of directing our community development activities. The Bank conducts CSR activities across India through various initiatives.

Every initiative is shaped through a participatory and consultative approach, ensuring relevance to local contexts. We collaborate with experienced implementation partners and involve our employees to uplift lives meaningfully.

Our Board-level CSR & ESG Committee formulates and recommends the annual action plan in line with the Bank's CSR Policy. This policy serves as a guiding document, outlining the approach and direction set by the Board, based on the Committee's recommendations. It defines the principles for selecting, implementing, and monitoring CSR activities, and for preparing the annual action plan.

A dedicated CSR department is responsible for administering and executing the policy. Both the CSR Committee and the department function under the Board's oversight to ensure alignment with the policy and applicable regulations. The Board monitors the effective implementation of CSR initiatives, while the CSR Committee ensures a transparent monitoring mechanism and provides regular updates to the Board, including impact assessment reports.

Our CSR strategy provides a comprehensive framework for planning, executing, and evaluating community development efforts. The CSR & ESG Committee approves programmes and focus areas aligned to this strategy. For each approved

initiative, detailed proposals are prepared, outlining implementation modalities, monitoring frameworks, and budget requirements. Projects are executed directly by the Bank or through empanelled implementation partners, following a rigorous due diligence process to evaluate their technical capabilities and the feasibility of proposed interventions.

Partner proposals include information on objectives, target communities, monitoring plans, impact indicators, and budgets. These are evaluated for alignment with community needs, the Bank's CSR vision, and their potential for impact, sustainability, scalability, and resource efficiency.

Project progress is tracked through regular site visits, stakeholder engagement, interactions with government officials, review of progress and financial reports, and the use of digital platforms for real-time monitoring. Internal evaluations are carried out across all projects, while select large-scale initiatives undergo independent external assessments in accordance with applicable CSR Rules.

Our CSR programme is also subject to annual internal audits to assess the adequacy of internal controls and ensure compliance with regulatory requirements. A robust reporting framework supports transparency and accountability through disclosures in the Annual CSR Report, the Directors' Report within the Integrated Annual Report, and mandatory filings on the Ministry of Corporate Affairs website— all in accordance with the format prescribed under CSR Rules.

This year, we conducted impact assessments for projects with budgets of ₹1 crore or more.

These assessments were based on the Organisation for Economic Co-operation and Development's Development Assistance Committee's criteria, which evaluate relevance, coherence, effectiveness, efficiency, impact, and sustainability—widely recognised as a gold standard for programme evaluation. Frameworks such as the Standard Outcome Impact Framework were also used to trace changes since project inception and attribute causality.

In FY25, 78 projects underwent impact assessment. Based on the findings, recommendations were made to enhance their effectiveness, accessibility, and capacity to scale and sustain long-term outcomes.

In the following sections, we have showcased the results from select evaluations of our projects under each of the focus areas. A comprehensive repository of the impact assessments conducted during FY 2025 can be found here.
https://v.hdfcbank.com/csr/our-commitment.html

₹1,068.03 Crore
Total CSR Spend in FY 2024-25



10.56 Crore
Lives Impacted as of March 2025



Parivartan's alignment with UN's Sustainable Development Goals

15 LIFE ON LAND

Parivartan supports ecosystems through reforestation and sustainable land use. It plays a key role by conserving biodiversity and maintaining ecological balance. **Trees Planted: ~ 80 lakh**



1 NO POVERTY

Parivartan reduces rural poverty by improving livelihoods through enhanced agricultural productivity, market access, and community enterprises. Financial literacy programs help underserved communities access services, save, and invest in income-generating activities. **Villages covered under Holistic Rural Development Program: 6,000+**



2 ZERO HUNGER

Parivartan promotes food security by training farmers in sustainable practices and improving irrigation infrastructure. Initiatives like seed banks, kitchen gardens, and fair value chains help small producers increase yields and income. **Kitchen Gardens Developed: 65,119+**



3 GOOD HEALTH AND WELL-BEING

Health camps, medical equipment, and infrastructure support disease prevention in vulnerable areas. HDFC Bank also holds the Guinness World Record for the largest blood donation drive. **Blood donated: 27 lakh + units of blood**



13 CLIMATE ACTION

Parivartan advances sustainability through afforestation, water conservation, and clean energy use, building climate resilience while reducing environmental impact. **Water Conservation Structures Constructed: 14,520+**



4 QUALITY EDUCATION

Parivartan enhances education access through remedial classes, scholarships, teacher training, and school infrastructure. Sports programs further support children's physical and mental well-being. **Scholarships Given: 29,093**
Smart Schools Created: 2,185



8 DECENT WORK AND ECONOMIC GROWTH

Parivartan promotes skill development and technical education, especially for women and youth. Support for small enterprises like dairy and poultry farming drives inclusive regional growth. **Youth Trained: 1,05,458**

7 AFFORDABLE AND CLEAN ENERGY

Parivartan supports installation of solar lights, biomass stoves, and biogas plants to bring clean, reliable energy to remote communities, supporting schools, healthcare, and businesses. **Solar Lights Installed: 61,000+**



6 CLEAN WATER AND SANITATION

Water structures like tanks, wells, and hand pumps improve hygiene and reduce child mortality. Sanitation units across India have helped eliminate open defecation and ensure dignity, especially for women. **Household Toilets Constructed: 24,390+**



5 GENDER EQUALITY

Parivartan empowers women through support for women-led businesses, access to credit, and revival of Self-Help Groups, enabling better livelihood opportunities and promoting equality. **Women Enterprises Promoted: 10,725**

Parivartan, through its six strategic pillars, contributes to 10 of the 17 UN Sustainable Development Goals by addressing poverty, inequality, education, healthcare, and environmental sustainability.

With programs across 28 States and 8 Union Territories, Parivartan drives scalable impact while aligning with India's 2030 agenda through integrated social, economic, and environmental initiatives.

Employee Engagement FY 2024-25

Under the ongoing Parivartan initiative, the Bank continued to foster a culture of employee engagement and community involvement throughout FY25. New activities included online sessions on financial literacy, corporate culture, and management & sustainable living sessions to promote education and sustainability. In-office events like mock interview sessions for marginal youth, sale exhibitions for SHG products, International Day on Persons with Disability were organised in collaboration with existing NGO Partners.

Engaging Our Impact Makers

At HDFC Bank, we believe progress is reflected not just in financial results, but in the communities we uplift. In FY 2025, employee volunteering strengthened our culture of empathy and responsibility. Employees contributed time and effort to initiatives promoting inclusion, well-being, and community development.

12,000+
Participation in volunteering activities

5,000+
Volunteer hours

Parivartan Volunteering Month

Now in its second year, Parivartan Volunteering Month continued to drive inclusive community engagement. Employees across India participated in structured initiatives, including educational sessions, digital literacy, financial awareness camps, donation drives and clean-up activities.

1,843+ Hours
Contributed towards volunteering efforts

2,144+ Employees
Engaged in meaningful community service

TATA Mumbai Marathon

HDFC Bank Parivartan made a notable impact at the TATA Mumbai Marathon 2025. Employees united under the motto "Get Set Educate," emphasising the importance of access to education. Additionally, the event featured the "Vigil Aunty" campaign, which promotes safe banking habits and fraud awareness. This initiative is part of our broader efforts to enhance financial literacy and build public confidence in digital banking.

1,500+ Employees
Participated making it the Bank's largest ever corporate contingent

Blood Donation Drive

Parivartan in collaboration with HDFC Bank's operations team organised the All India Annual Blood Donation Campaign. Over 3.39 lakh blood units were collected from individuals, college students, and employees through 5,533 camps across multiple states. This initiative supports healthcare and community engagement through voluntary blood donation.

354,177 participants
Registered for blood donation camps

1,500 blood banks/ hospitals/ medical centres
Supported the campaign

Other Volunteering Initiatives:

600+ employees participated in various awareness sessions related to environment, climate change and waste management.

3000+ employees engaged during Diwali Exhibitions across multiple office locations.

300 seed balls including neem and chikoo were planted by employees.

22+ employees along with 100+ students from govt schools participated in Science Day celebration with a visit to Spacelabs in Himachal Pradesh. They were given hands on experience towards space mission, ISRO advancement & demonstration of robots, rockets and observed sunspots with telescope.

20+ employees participated, volunteering 80+ hours in supporting an annual sports event for hearing and speech impaired students.

25+ employees participated, of which 5 senior employees as jury panels evaluated 13 young aspiring entrepreneurs who presented their pitches under enterprise support.

40+ employees contributed in imparting Financial Literacy to 1300+ community members through 8 Camps in 5 states.

₹10+ lakhs were raised in the SHGs /NGO product sale exhibition, supporting various causes on Women's Day. **Total 9,100+ employees** engaged across Pan India locations.

300+ employees donated gifts and placed them under Christmas Trees installed in corporate offices under the "Joy of Giving" programme.

160+ employees attended the online session on "Hour for Earth" creating awareness on climate change and took pledge on conserving energy.

Over 50 Senior Executives volunteered to evaluate startups supported under the Parivartan Startup Grants.





Rural Development

HDFC Parivartan's Holistic Rural Development Programme (HRDP) addresses rural challenges through an integrated approach spanning rural development, education, healthcare & hygiene, skill development, financial inclusion, and environmental sustainability. Implemented over 36–48 months in clusters of 15–20 villages, HRDP fosters systemic change by tackling interlinked issues simultaneously.

Rather than isolated efforts, this comprehensive model builds resilient rural ecosystems where progress in one area reinforces gains in others— boosting productivity, enhancing livelihoods, and promoting sustainable resource use. Collaboration with local communities, NGOs, and government bodies ensures long-term impact and ownership at the grassroots level.

Flood Resilience in Assam

Every year, Assam faces severe flash floods, particularly affecting communities near the Subansiri, Ranganadi, and Hingora rivers. In response, HDFC Bank Parivartan, in collaboration with the Indo Global Social Service Society, launched an initiative under the Holistic Rural

Development Programme. They established 11 High Raised Platforms (HRPs) and six animal rescue shelters in Telahi, elevated to seven feet to withstand floodwaters.

The HRPs are equipped with gender-separate toilets and plantations to prevent soil erosion. Each village formed a Village Development Committee (VDC), and a trained taskforce equipped with microphones for early warnings, ensuring residents have time to evacuate and seek shelter.

Beyond their role during floods, HRPs function as offices for the VDCs and as Farmers' Resource Centres, providing valuable support and resources to the local agricultural community. This dual functionality ensures that the HRPs remain a vital part of the community infrastructure, even outside of the flood season.

1,200
Families impacted, providing safe shelters and essential resources




Promoting Rural Tourism in the Northeast

Assam

HDFC Bank Parivartan, in collaboration with FXB India Suraksha, is driving a transformative initiative in the districts of Udalguri, Darrang, and Kamrup in Assam to promote sustainable tourism and climate action. By integrating eco-tourism, clean energy, and local craftsmanship, the project aims to rejuvenate rural economies while preserving the region's natural and cultural heritage.

At the heart of this initiative are eco-friendly homestays constructed using bamboo and recycled materials, offering sustainable lodging options for visitors. Clean energy technologies—such as solar power systems and rainwater harvesting—help reduce the environmental footprint of participating communities. A cycling centre with bike rental services promotes low-carbon travel, while a waste segregation system encourages responsible tourism practices. By blending sustainable infrastructure with active community engagement, the initiative fosters local resilience and long-term environmental stewardship.

To further enhance tourist experience, investments have been made towards infrastructure development at Bhairabkunda Eco-tourism Picnic Spot, including:

– Public Toilets
– A Waste-to-Wonder Learning Center & Theme Park
– A Cultural Heritage Center
– A Rural Huts Market: Supporting the local economy and engaging women entrepreneurs

Additional facilities like trekking trails, camping sites, and cycling centers further promote eco-friendly tourism while creating new economic opportunities for the region.

200
Families benefited from new employment opportunities

8 eco-homestays developed
And projected to generate ₹4,00,000 annually with ~₹2,68,000 profit each

60 Solar-powered streetlights
Installed, improving public safety

Meghalaya

In Umsaiprah village, located near the Umiam River in Ri-Bhoi district, subsistence agriculture and traditional practices face market and climate challenges that threaten their economic stability. This initiative thus integrates rural tourism with ongoing development efforts for sustainability and local empowerment.

Under the HRDP Meghalaya project, FXBIS and HDFC Parivartan introduced eco-tourism in 2023. The Umsaiprah Eco-Tourism Committee developed:

– Riverside resort
– Playgrounds and camping areas
– Kitchens, toilets, and visitor infrastructure

These upgrades attract hundreds of tourists monthly, boosting local income and employment. Further developments include:

– Waste-to-Wonder Park
– Tourist cottages and dormitories

By December 2024, FXBIS handed over all facilities to the local community for management and ownership. Umsaiprah is now a model of eco-tourism-driven sustainable development, balancing economic growth with environmental and cultural preservation.

Promoting Multi-Tier Cropping at Madhya Pradesh

HDFC Bank Parivartan, in partnership with Arpan Seva Sansthan, is transforming agriculture in 20 villages of Sehore, Madhya Pradesh, through vertical farming—an innovative approach that maximises crop yield on small land parcels and enables sustainable, year-round income for farmers.

The initiative provided farmers with training in integrated and organic farming, crop rotation, soil health management, and market-oriented practices. A diverse range of fruit trees and vegetables—such as Taiwan Pink Guava, Drumstick, Papaya, Lemon, Mango, Apple, Malabar Neem, and various gourds and tubers—were selected based on climate suitability, market potential, and nutritional value. Organic fertilisers and natural pest control methods were promoted to enhance sustainability.

Taiwan Pink Guava emerged as the most successful crop due to its high yield and market demand. Farmers were linked to the Budhni Guava Processing Plant and local markets, enabling direct sales, value addition, and better price realisation. The establishment of processing units and storage facilities helped reduce post-harvest losses and increase profitability, while improved dietary diversity from fresh produce reduced dependency on market-purchased food and boosted health outcomes.

Jeevan Singh Dhurve from Ameerganj village shared, "With the support of HDFC Bank CSR, in collaboration with Arpan Seva Sansthan, I adopted multi-tier cropping on one acre of land. This innovative approach allowed me to harvest multiple crops and earn ₹2,51,150 in a single season. This initiative has not only improved my income but also strengthened my confidence in sustainable farming practices."

The initiative has had a significant impact on farmer incomes, livelihood stability, and local employment, though it faced challenges such as initial hesitation, climate variability, market fluctuations, and limited credit access. Adoption of Taiwan Pink Guava and the multi-tier cropping system has enhanced land productivity and resilience. Looking ahead, efforts will focus on expanding guava orchards, forming farmer cooperatives, and strengthening post-harvest infrastructure furthering HDFC Bank Parivartan's mission to reshape rural farming and uplift agricultural communities across India.

Mrs. Henkunwar Bai from Manpura village stated, "I shifted from traditional farming to Multi-Tier Cropping with support from HDFC Bank Parivartan and Arpan Seva Sansthan. I planted 100 Taiwan Pink Guava trees and various vegetables on one acre. In three years, I earned ₹1,05,600 from guavas and ₹8,11,290 from vegetables, making a net profit of ₹9,16,890. Seeing this success, 54 more farmers adopted the technique, transforming our community's farming practices."

65,400 plant saplings
Facilitated by 436 Multi-tier Cropping Systems

Case Study

Empowering Single and Differently Abled Women in Kondagaon and Raigarh



In Kondagaon and Raigarh districts of Chhattisgarh, women—especially those who are single, differently abled, widowed, or divorced—face deep-rooted socio-economic challenges, including gender inequities and low agricultural productivity. To address these, the Bank partnered with PRADAN on a project to double the income of 15,000 rural women by improving farming methods and promoting sustainable practices, especially supporting vulnerable groups.

Through improved farming techniques, resource management, and infrastructure support, the project significantly increased crop yields and livelihood security. Women leaders played a key role in driving water conservation and promoting equitable usage. Participatory community planning further empowered women by enhancing their role in local decision-making.


आजीविका की वृद्धि एवं कौशल विकास
प्रशिक्षण
विकास खण्ड - लैलूंगा, जिला-रायगढ़ (छ.ग.)
HDFC BANK
PARIVARTA

Key Interventions by Region:

Kondagaon: 4,000 women participated. Activities included farm pond construction, pump set installation, trellis setup, tool bank creation, drip and sprinkler irrigation systems, land levelling, and adoption of improved agricultural practices.

Raigarh: 7,500 women benefited from interventions such as vegetable shed net installation, pump sets with flexible pipes, NADEP composting units, trellises, tool banks, backyard poultry sheds, drip and sprinkler irrigation systems, land levelling, and modern farming methods.

Lailunga: 3,500 women participated in initiatives like sprinkler systems, pump sets, farm pond construction, land levelling, drainage line treatment, and improved agricultural techniques.

This inclusive and community-driven model has not only improved incomes and food security but also demonstrated the potential for replication in other regions. By placing women at the center of agricultural development, the project advances both gender equity and sustainable rural transformation.



Case Study

Harvest of Hope: Lal Bahadur's New Future

Lal Bahadur, a 60-year-old farmer from Jamapur (Uttar Pradesh), struggled with poor yields and low income for years. "Farming was difficult with deteriorating soil condition," he says.

In 2022, HDFC Bank's Holistic Rural Development Programme (HRDP) introduced sustainable farming methods, trellis farming, and modern equipment to his village.
"My income tripled, and yields doubled," says Bahadur.

The formation of a Kisan Club helped farmers pool resources, access low-interest loans, and share knowledge. Thanks to HRDP, Bahadur married off his sons, and his daughter is now pursuing vocational training and nursing studies.

For Bahadur, the change is not just financial—it's emotional. "I no longer work all day; I earn a good income, and my family is happy."

This initiative has treated over 3,800 acres and helped 750 villages, empowering farmers, improving yields, and promoting sustainability.



Health & Hygiene

HDFC Bank is committed to improving health and hygiene through a multi-faceted approach. We support health camps, mobile medical units, and critical health infrastructure, promoting health-seeking behaviour in communities. We facilitate access to healthcare services and assistive devices for persons with disabilities, promoting their dignity, inclusion and well-being.

Our interventions include improving sanitation, advancing waste management systems, and driving behaviour change around waste disposal, with a focus on plastic waste management through collection, recycling, and awareness initiatives. Additionally, we ensure access to safe drinking water by installing water purification units and community water systems.

Our Goals	Our Targets
Waste Management	Implement solid waste management systems in 1000 villages and establish material recovery facilities in 15 Urban Local Bodies
Access to clean drinking water	Provide clean drinking water access to 1000 villages

Our projects under Healthcare and Hygiene



Parivartan on Wheels – Medical Care Units

HDFC Bank CSR, in partnership with Ramky Foundation, launched Parivartan on Wheels—a mobile healthcare initiative serving underserved communities in Tamil Nadu, Karnataka, and Kerala. Over three years, it will reach 1.2 lakh individuals through fully equipped Medical Care Units deployed in 20 locations each in Chennai, Bengaluru, and Wayanad. Each unit conducts 528 annual health camps, offering free primary care, diagnostics, and essential medicines, supported by a medical team. Quarterly specialist camps address local health issues, while the program also promotes preventive care, maternal and child health, and connects beneficiaries to government schemes like Ayushman Bharat.

Jaipur Foot

HDFC Bank Parivartan, in collaboration with Shree Bhagwan Mahaveer Viklang Sahayata Samiti, is enhancing mobility for marginalised individuals and Persons with Disabilities (PwD) by providing essential mobility aids.

The initiative includes the distribution of 18,180 artificial limbs and callipers, 1,413 crutches, 2,590 hand-pedalled tricycles, and 2,056 wheelchairs. To further extend reach, five special mobile workshops will be conducted over three years, bringing services directly to those in need.



Case Study

Sh. Sachin Gupta's Journey: From Struggle to Strength

Sh. Sachin Gupta, 41, from Jaipur, was a businessman running a tent house before a road accident in 2006 left him amputated below the knee. The accident left him struggling with loss, unable to work, and feeling hopeless.

Everything changed when he learned about Shree Bhagwan Mahaveer Viklang Sahayata Samiti (BMVSS), Jaipur. There, he received a free artificial limb. After the fitting and gait training, Sh. Sachin regained his ability to walk and returned to his business.

Now, he earns ₹15,000–20,000 per month and works confidently in his tent house business. "I am deeply thankful to BMVSS and HDFC Parivartan for restoring my dignity," he says. "With this artificial limb, I can support my family again and live with purpose."



Behaviour Change Campaign – Waste Warriors

Between April 2022 and March 2025, a solid waste management system was implemented across 10 panchayats in Bir and Dharamshala to tackle growing waste from households, tourism, and commercial activity—posing serious environmental and health risks.

The project focused on behaviour change, door-to-door collection, waste segregation, and the establishment of Material Recovery Facilities (MRFs) through partnerships with local authorities. Community engagement tools such as art installations, murals, Chai Pe Charcha sessions, Swachhta Ki Pathshala, reverse vending machines, and clean-up drives, drove awareness and action. In FY 2024–25 alone, over 200 metric tonnes of dry waste were diverted from landfills. Using a decentralised, community-led approach, the project ensures long-term sustainability through local capacity building, user fee collection, and recyclable sales. Despite challenges like tough terrain and socio-political hurdles, ongoing engagement and collaboration have helped establish a replicable rural waste management model.



Combating Tuberculosis in Uttarakhand

Tuberculosis (TB) remains a significant public health challenge in India, especially in rural and underserved areas. Early detection and treatment are crucial to control its spread and reduce mortality rates. However, inadequate healthcare infrastructure leads to delayed treatment, increased transmission, and higher rates of drug-resistant TB.

To combat tuberculosis (TB) in Uttarakhand, we donated 13 portable X-ray machines to the 13 District TB Centres. This intervention aims to enhance early detection and diagnosis, benefiting approximately 39,000 individuals. The portability of the X-ray machines allows healthcare workers to conduct screenings in various settings, including community health camps and mobile clinics, ensuring vulnerable populations receive necessary medical attention without traveling long distances.

Our project aligns with the National Tuberculosis Elimination Programme (NTEP), emphasising the pillars of Detect, Treat, Prevent, and Build (DTPB).

Natural Resource Management

In Financial Year 2024-25, we introduced Natural Resource Management as a new focus under Parivartan, to address climate vulnerabilities in rural communities. This aligns with global and domestic efforts to combat climate change and protect vital resources, deepening our commitment to building climate resilience.

Rural communities increasingly face climate related challenges such as water stress, declining soil health, and unpredictable weather which impacts income, health, and food security. We invest in solutions like water conservation, afforestation, solar-powered systems, and soil quality improvement. These efforts are integrated with our rural development initiatives, strengthening climate resilience and empowering farmers, women, and vulnerable households.

Goals to be completed under NRM include:

Our Goals	Our Targets
Bringing unirrigated land under irrigation and uncultivated land under cultivation	– Two lakh acres of unirrigated land to be brought under irrigation – One lakh acres of uncultivated land to be brought under cultivation
Reducing our carbon footprint	– Support 1,000 villages with clean and renewable energy solutions – Plant 25 lakh trees
Promoting chemical free farming	– One lakh acres to adopt chemical-free farming practices





Key Interventions

Ladakh Ice Stupa Project

HDFC Bank Parivartan partnered with Himalyan Institute of Alternatives Ladakh (HIAL) on the Ice Stupa project in Ladakh to address critical water shortages due to climate change. Glaciers in the Drass basin, Ladakh, have thinned by 1.27 meters from 2000 to 2020, leading to severe water shortages. Precipitation has dropped by nearly 50% in some areas over the last two decades, and rising temperatures have accelerated glacial melt as per an IIT Kanpur study, threatening water security and agricultural livelihoods.

Ice Stupas are artificial glaciers that divert stream water during winter, freezing it into cone-shaped structures. As they melt in spring, they provide a steady water supply for agriculture. Automation technology is being integrated to regulate water flow, optimise ice formation, and monitor weather patterns, enhancing water management and scalability.

With support from HDFC Bank Parivartan, four new Ice Stupas serving seven villages were built for the winter season 2024-25, with a storage capacity of over 35 million liters of water. This project can benefit nearly 200 more villages in Leh and Kargil districts, improving livelihoods and quality of life.

The Ice Stupa project offers a lifeline to Ladakh, ensuring a stable water supply, boosting agricultural output, and securing livelihoods. The evolving technology, with automation systems, helps regulate water flow and improve efficiency. This partnership aims to make a significant impact on the region's water security and set an example of sustainable innovation.



Solar Interventions in South India

Under its Natural Resource Management pillar, HDFC Bank Parivartan has installed 61,655+ solar lights across 22 states. Solar panels have been installed in government schools and hospitals to ensure uninterrupted power supply. Additionally, we have implemented innovative solar initiatives to enhance rural life by improving street safety, access to clean water, farming efficiency, food processing, and livelihoods.

The projects showcase the versatility and transformative potential of solar energy in diverse applications, improving livelihoods and sustainability in rural areas. Innovative Solar Projects include:

– Karnataka: Solar streetlights in Raichur have made roads safer and extended working hours for small vendors.

– Andhra Pradesh: In Karraguda, a solar-powered lift irrigation system supports year-round farming. In Peramvandlapalli, a solar-driven bio-resource centre promotes natural farming. In Maniga, a solar-powered energy cart aids irrigation and post-harvest processing.

– Tamil Nadu: Solar fencing in Krishnagiri has reduced crop losses from wild animals. Solar pumps in the Nilgiris and Coimbatore enable year-round farming, raising yields by up to 30%. Terrain-specific solar irrigation systems in Pillur and Masinagudi support high-value crop cultivation.

– Telangana: In Bheemraopally, a shared solar irrigation system has tripled income through crop diversification. In Nagaram, solar insect traps have reduced pesticide use, enhancing productivity and health outcomes.

Solar Shiksha

India receives an average of seven hours of sunlight for over 300 days a year, making it the world's third-largest solar power generator. This abundant resource can unlock ₹30 lakh crore in solar power generation.

The initiative addresses energy challenges in semi-urban communities by promoting awareness and adoption of solar solutions such as solar pumps, panels, cookers, stoves, streetlights, and water heaters. It provides education and practical demonstrations to overcome barriers and misconceptions about solar energy, and information on government schemes and subsidies. Educational materials are delivered in multiple regional languages for accessibility.

90+ awareness workshops have been conducted in eight states, empowering 3,000+ individuals across 450+ communities.

Shaping the Future through NRM Activities

The "SMART" (Sustainable Management of Agriculture with Resourceful Techniques in Tribal Area) project, led by Mahatma Gandhi Seva Ashram (MGSA) in partnership with HDFC Bank under the Parivartan initiative, focused on transforming the tribal agricultural ecosystem in the Ghatigaon block of Gwalior, Madhya Pradesh. Targeting 60 villages—15 of which were situated in the historically significant Chambal Ghati region—the project aimed to uplift marginalised tribal communities by promoting sustainable agriculture, enhancing natural resource management, and fostering inclusive livelihood development.

Outputs

- Construction of water harvesting structures and farm ponds.
- Establishment of a community seed bank and Farmer Field School.

Outcomes

- Improved Water Access to households established nearby
- Average daily income increased by ₹800– ₹900 for smallholder farmers who shifted to vegetable cultivation and roadside marketing, reducing migration and enhancing family stability.



Skill Development and Livelihood Enhancement

India's economic growth and demographic dividend present a significant opportunity, with over 65% of the population in the working age group. Under Parivartan, HDFC Bank empowers individuals through skill and livelihood initiatives. Our partners offer NSQF-aligned vocational courses to enhance employability and connect candidates to job opportunities. We also focus on future skills by training youth in digital technologies and green skills.

To promote self-reliance, we support entrepreneurship through capacity building, financial literacy, and market linkages. Our partners work with farmers, artisans, and small entrepreneurs to strengthen value chains by building technical capacities and integrating technological solutions, improving productivity and income.

Sericulture Project

The Sericulture Focus Development Project aims to revitalise the sericulture sector by addressing key challenges faced by farmers—such as poor cocoon marketing, limited value addition, lack of advisory support, and inadequate access to capital assets. The primary goal is to empower 1,415 farmers and strengthen rural economies through sustainable sericulture practices.

The project sets out to:

- Increase farmer incomes
- Establish two community enterprises
- Bring 410 acres of unirrigated land under irrigation
- Cultivate 100 acres of previously fallow land



Key Intervention include

Mulberry Cultivation

To address low yields and improper fertiliser use, the project is introducing improved mulberry varieties to 100 farmers and promoting bio-fertilisers and drip irrigation systems.

Cocoon Production

Support includes the distribution of wooden rearing racks to 150 farmers, expansion of Netrikae and Chandrikae units for 200 and 150 farmers respectively, and the setup of compost pits for 240 farmers to enhance soil health and waste management.

Silk Reeling

A dedicated reeling unit employing 15 workers will be established to improve cocoon quality, enable value addition, and ensure better price realisation.

Expected Outcomes:

– Increased cocoon yield from 80–90 kg to 90–100 kg per half acre

– Input cost reduction of 5–10% through efficient fertiliser use

– Additional farmer income of approximately ₹9,000 per cycle

– Sustainable employment and monthly profits of ₹60,000 through the reeling unit

By strengthening every stage of the sericulture value chain, the project enhances livelihoods and contributes to long-term rural development.

Support to Athletes and Para-Athletes

HDFC Bank Parivartan partnered with Olympic Gold Quest to empower Indian athletes and para-athletes, focusing on shooters and wrestlers. The project aims to enhance performances at national and international levels, providing professional training, health check-ups, nutrition guidance, and participation in tournaments. Over five years, 839 athletes and 74 para-athletes have been supported. Project Leap aims to identify and nurture talented young shooters, providing them with comprehensive support to improve their performance at national and international levels.

– 8 medals won at 65th National Shooting Championship 2022 by Project Leap shooters.

– 153 international medals won by Project Leap shooters since 2016-17, with 40 in 2024-25.

– 12 out of 24 medals at ISSF Junior Shooting World Championship 2024 were by Project Leap shooters, including 9 Gold medals.

– 2 shooters from 10X Shooting Academy won medals at ISSF Junior World Championship 2024, potential contenders for LA 2028 Olympics.

– 6 shooters from Project Leap are key medal prospects for LA 2028 Olympics.

– 4 out of 7 medal winners for India at Tokyo 2020 Olympics were supported by HDFC and OGQ.

– 10 out of 19 medal winners at Tokyo 2020 Paralympics were supported by HDFC and OGQ.

– 6 wrestlers from Virender Akhada won medals at the National level, with 2 parts of the Indian team at Senior Asian Wrestling Championship 2025, potential contenders for LA 2028 Olympics.

– 9 medals won by HDFC and OGQ supported athletes in World Championship 2019 across badminton, boxing, wrestling, and archery.



Support to Women Athletes

The 'Unstoppable: Karke Dikhaungi' athlete scholarship program, supported by HDFC Bank and curated by GoSports Foundation, addresses barriers faced by female athletes. It supports athletes in archery, athletics, badminton, swimming, table tennis, and weightlifting, providing coaching, training, living expenses, competition costs, equipment, and sports science support.

Since 2022, the program has supported 38 female athletes, who have collectively won 204 medals, including 97 gold, 56 silver, and 51 bronze. Among these, 36 medals were earned at international competitions. Notable achievements include Aishwarya Mishra's silver medal at the 2022 Asian Games and Tanisha Crasto's Olympic debut at Paris 2024.

Case Study

Aishwarya Mishra – From Setback to Podium

After missing Olympic qualification in early 2024 with a time of 53.79 seconds, 400m athlete Aishwarya Mishra faced challenges in confidence and clarity. Under the HDFC UKD programme, she received targeted support—physical training in Trivandrum, mental conditioning and technique refinement under Olympian Dai Greene at Loughborough University.

By 2025, Aishwarya clocked a personal best of 51.12 seconds, won Gold and Silver at the National Games, and qualified for the World Athletics Championships. Her transformation was recognised with the "Sports Person of the Year" title and Maharashtra's Shiv Chhatrapati Award.



Case Study

Gyaneshwari Yadav – Lifting Beyond Limits

In June 2024, weightlifter Gyaneshwari Yadav was sidelined by a serious knee injury, disrupting her training and casting doubt over her competitive future.

With support from the HDFC UKD programme, she began rehabilitation at ABTP Bhubaneswar, followed by high-performance training. The focus was on joint stability, muscle activation, and load management, complemented by mental conditioning and sustained physiotherapy.

Gyaneshwari returned stronger—winning Gold at the National Championships, finishing 5th at the IWF World Championship, and lifting a personal best of 191 kg to secure Gold at the 38th National Games. Her steady rise positions her as a strong contender for the Asian Games and the Los Angeles 2028 Olympics.



Skill Training and Livelihood Enhancement

The project aimed to enhance livelihoods and secure socio-economic empowerment for marginalised and unemployed youth across Bilaspur through market-relevant skill training and job placement. Special focus was given to female aspirants, youth from forest and hilly areas, those impacted by COVID-19, and individuals involved in hazardous or informal work. As part of the initiative, industry-aligned skill training was provided under NSDC guidelines to ensure relevance and quality. The project also facilitated placement opportunities to help youth establish sustainable career paths.

Outputs

– 1,460 youth enrolled in two NSQF-alligned trades - General Duty Assistant (460 trainees across 23 batches) & Retail Sales Associate (1,000 trainees across 50 batches)

– 73 training batches conducted with integrated soft skills, IT skills, and career mentoring support

Outcomes

– 1,320 youth completed training, with 954 successfully placed (72% placement rate)

– Total annualised income generated by placed candidates (based on retention): ₹6.86 crore



Promoting Education

India's education system has evolved, shifting focus from access and equity to improving learning outcomes through quality education. While foundational goals have been met, schools still need better resources, teaching materials, and technology to prepare students for the future.

Our initiatives complement government efforts by addressing gaps in infrastructure, resources, and teacher training, aligning with the New Education Policy 2020.

Our projects aim to close the achievement gap through scholarships, mentorship, and learning resources. Strengthening infrastructure and resource access in underserved schools is essential for holistic learning. Equally vital is teacher training to equip educators with the skills and tools to guide students effectively. We also prioritise digital literacy by ensuring access to technology and the internet, especially in remote areas. Inclusive education remains a key focus, addressing the needs of children with special requirements and promoting equality and diversity throughout the system.



Our Goals	Our Targets
Creation of Smart Schools	To convert 3,500 traditional schools to smart schools
Education Crisis Scholarship Support	To support 25,000 meritorious students with scholarships by 2025-26
Improving Learning Level Outcomes	To cover 20 lakh students in grade-appropriate learning levels in all intervention schools by 2025-26



Case Study

Jagruti's Scholarship Story

From a young age, Jagriti, from Roorkee Uttarakhand, witnessed her family's sacrifices for her welfare, particularly evident through her father's diligent management of a cotton and flour mill business. Despite financial constraints and health setbacks, her parents prioritised her education. She excelled academically with their support.

However, Jagriti faced the stark reality of her family's health struggles - her father's respiratory issues and subsequent heart attack placed immense strain on her family. With limited external support, she sought opportunities and discovered HDFC Bank Parivartan's ECSS Program in 2023-24.

"Securing a scholarship of INR 50,000 was a turning point for me, empowering me to finance my education independently and relieved my loved ones of monetary stress." shares Jagriti. Jagriti aims to join the corporate sector as a Computer Applications Specialist.



Improving Learning Outcomes through EdTech

HDFC Bank Parivartan, in collaboration with Khan Academy India, supported a four-year initiative aimed at improving foundational mathematics skills among middle school students through quality learning resources in regional languages. The initiative reached nearly 2 lakh students in Grades 6–8 across over 2,000 schools, and trained more than 5,000 teachers—including active engagement with 1,200+ educators from Jawahar Navodaya Vidyalayas (JNVs) and government schools such as KGBVs, ATS, Basic, and PM SHRI schools in Uttar Pradesh.

Following the positive outcomes of the program, the Government of Uttar Pradesh announced an expansion of the partnership in 2023. The extended initiative is expected to cover up to 65,000 schools and benefit approximately 5 lakh students across the state over the next three to four years.



Educational Crisis Scholarship Scheme

Many students in India are forced to drop out due to unforeseen financial hardships. To address this, HDFC Bank Parivartan, in partnership with Buddy4Study India Foundation, has launched a nationwide scholarship programme to support meritorious and needy students belonging to the underserved sections of society. The scholarship program is meant for school students from Class 1 to 12 and those pursuing diploma, ITI, polytechnic, UG and PG (general and professional) program. Under the ECSS program, the students who are unable to bear the cost of education due to personal/family crises or any other financial problems and are at a risk of dropping out are provided with monetary assistance of up to ₹75,000 for their studies. The initiative aims to reduce dropout rates and ease the financial burden of education. In FY 2024-25, the program provided over 7400 scholarships across India.



Teach for India Fellowship

HDFC Bank Parivartan supports the Teach for India Fellowship in Kolkata and Ahmedabad, enabling graduates and professionals to teach in low-income communities. The two-year programme includes recruitment, full-time teaching, student vision-setting, teacher training, assessments, and alumni engagement—fostering leadership and addressing educational inequity.



Foundational Literacy and Numeracy Program

To improve primary education outcomes, HDFC Bank Parivartan partnered with Central Square Foundation to promote the FLN Mission in Telangana, Tamil Nadu, Punjab, Assam, and Odisha. The programme targets basic reading and math skills, benefiting around 70 lakh stakeholders across 150,000+ government schools. Key outcomes include reduced dropout rates, improved attendance, enhanced teacher training, and better learning experiences.



Financial Literacy and Inclusion

According to SEBI's Garg report, only 27% of Indians are financially literate—significantly lower than in advanced economies and among the top five emerging markets. To address this gap, we aim to implement financial literacy initiatives that equip individuals with the knowledge and tools to make informed financial decisions and promote long-term financial well-being.

Financial literacy and inclusion are critical for enabling individuals to understand financial products,

manage money effectively, and build financial confidence. Despite the growing availability of financial services, many lack the awareness to use them efficiently. Financial literacy programs help bridge this gap through targeted education.

Financial inclusion complements these efforts by ensuring access to essential services such as banking, credit, and insurance, encouraging broader participation in the formal financial system and empowering individuals to take control of their financial futures.







Parivartan Financial Literacy Camps

Between August and September 2024, HDFC Bank held financial literacy camps featuring interactive sessions, product demos, and simulations. The initiative aimed to raise financial awareness, improve money management, and promote inclusion. Facilitated by 40 HDFC Bank employees, it saw strong community engagement. Future plans include expanding to more states, customising content, and integrating microfinance and small business training.

Vigil Aunty

Vigil Aunty is a public awareness campaign focused on educating people about cyber fraud. It helps individuals recognise and avoid scams, addressing the growing threat of cybercrime in the digital age.

Money Made Easy

Money Made Easy is a program designed for the working-age population, offering practical knowledge on budgeting, saving, and navigating financial challenges across different life stages. It equips individuals with the tools they need to plan and manage their finances more effectively.

As part of this initiative, Financially Ever After is an interactive quiz that helps couples assess their financial compatibility and build a stronger financial future together.



Small Grants Program FY 24-25 A Year of Local Action, Lasting Impact

At HDFC Bank, we recognise that meaningful change often stems from quiet, sustained efforts that respond to real needs on the ground. Our Small Grants Program reflects this philosophy by supporting grassroots organisations working at the forefront of India's development landscape. In FY 2024–25, the program enabled

62 community-led projects across 20 states, addressing diverse, localised challenges—from enhancing digital learning and healthcare access in remote regions to water conservation and inclusive infrastructure for persons with disabilities. Anchored by Bharat Cares, these initiatives remain aligned with our commitment to inclusive, need-based and human centric development.

Education

984,000 children and youth benefitted from bridge learning, school enhancements, and digital tools.



Healthcare

306,000 individuals benefitted via mobile clinics, cancer treatment support, and maternal care in underserved communities.



Livelihood and Skilling

125,000 youth and women equipped with vocational training and pathways to income generation.



Environmental Sustainability

94,000 people benefitted with advancing solar access, water conservation, and eco-literacy.



Accessibility, Inclusion, Gender Rights, and Sports

Project reached a combined 59,000 individuals, helping build a more equitable social fabric.



At its core, the true impact of the Small Grants Program lies in everyday transformations—renewed access to education, livelihoods, and essential services. Going forward, it remains our commitment to enabling grassroots changemakers through trust, flexibility, and community-led progress.

Parivartan Start-up Grants

Under the flagship, Parivartan Start-up Grants, HDFC Bank launched its eighth edition, supporting sustainable development aligned with the UN SDGs. The program focuses on AI for social good, climate innovation, financial inclusion, and agricultural sustainability, with targeted support in areas like assistive tech, circular economy, green life sciences, and electric mobility. Key partnerships with DPIIT-Start-up India and India AI are advancing AI-driven solutions in banking, agriculture, SME financing, and credit assessment. Notable initiatives include TDCA grants with IIT Madras and Swanari Techsprint for women-focused fintech.

HDFC Bank's Parivartan initiative continues to drive positive change across India by empowering communities, promoting inclusive growth, and fostering sustainable development. Through a broad range of impactful interventions, the Bank addresses key issues such as poverty, education, healthcare, gender equality, and environmental sustainability, aligning its efforts with global Sustainable Development Goals (SDGs). By actively engaging employees and collaborating with trusted partners, Parivartan is not just transforming lives but also building a future where every individual has the opportunity to thrive. As we move towards our 2025-26 goals, HDFC Bank remains committed to creating a lasting, meaningful impact on society, ensuring that no one is left behind in the journey toward a more equitable and prosperous India.

> **Supported 20 incubators and 87 startups in the Financial Year 2024-25**






A Decade of Strengthening Partnerships, Deepening Impact

As HDFC Bank Parivartan marks its 10th anniversary, we reflect on the transformative journey shaped by robust partnerships and shared purpose. Over the past decade, our collaboration with more than 150 implementing agencies, government bodies, and diverse stakeholders has enabled us to drive systemic change and deliver long-lasting impact across communities.

Project NAMAN

Among our initiatives is Project NAMAN, launched in partnership with the Indian Army and CSC e-Governance. Renewed in FY 2024–25, the initiative now spans 26 Directorate of Indian Army Veterans (DIAV) locations, offering comprehensive service delivery through Common Service Centres operated by veterans and their families. These centres provide pension-related support, Government-to-Citizen (G2C) services, and Business-to-Consumer (B2C) services within defence establishments, ensuring continued dignity and assistance for our nation's heroes.

Project HAKK (Hawai Anubhavi Kalyan Kendra)

Extending our commitment to the defence community, Project HAKK (Hawai Anubhavi Kalyan Kendra), launched with the Indian Air Force and CSC Academy, focuses on easing administrative and financial processes for Air Force veterans. Planned across 25 Air Force units in major cities, these centres facilitate access to banking, pension services, and essential documentation. Further, targeted skilling and financial literacy training aim to empower veterans and their families to navigate their post-service lives with greater confidence.

In parallel, our collaboration with India AI, under the Ministry of Electronics and Information Technology (MeitY), advances national innovation goals. By supporting AI-led solutions in digital infrastructure, agriculture, SME financing, and credit assessment, we aim to contribute to India's emergence as a global AI hub while fostering inclusive technological progress.



Partnering in the Nation's Progress

In the Financial Year 2024-25, HDFC Bank strengthened its collaboration with multiple tiers of Government—integrating systems, enhancing features and expanding its solution suite. The Bank also championed start-up growth and financial inclusion, reinforcing its role as a trusted partner in driving innovation and accelerating India's nation-building journey.

Mobilising Taxes and Deposits for Government of India

HDFC Bank continues to be among the top agency banks for collection of Government taxes. To enable this, the Bank has integrated with various central Government systems including TIN 2.0 (Direct Tax), GSTN, ICEGATE (Custom Duties), FOIS and many state tax portals.

The Bank continues to drive growth in collection of taxes where it witnessed approximately 24 per cent growth as compared to FY24 and helped collect over ₹12.3 lakh crore in FY25. It also introduced additional modes of collections such as cards and UPI for paying GST and Customs Duty

bringing convenience to customers and augmenting collections for the Government. HDFC Bank also continued its robust growth in collections of railway freight services. In FY25, freight collections witnessed more than 300 per cent growth over FY24.

The Bank completed integration with Rajasthan eGRAS during FY25 to enable collection of taxes in the state.

Its leading position in the collection of taxes and support towards mobilisation of deposits from citizens, demonstrated its expanding customer base, wide distribution network and strong commitment to leveraging its strengths to contribute to the overall development of the nation.

Digitalising Local Administration

HDFC Bank continued to strengthen its collaboration with urban and rural bodies, playing a key role in accelerating revenue realisation by collecting taxes and fees digitally. This has helped provide convenience to citizens and increased efficiency in fiscal management.

The Bank has facilitated the digitalisation of collections from leased and rented government properties and the auction-based sale of assets. Notably, institutions like the State Waqf Boards, Development Authorities and Housing Boards have benefited from streamlined revenue collections. In addition, the Bank has enabled





local bodies for online collection of construction and development-related fees and charges. This is complemented by a governance platform that enables effective monitoring of these activities transparently. Government entities have benefited from such platforms by driving revenue growth through enhanced collections.

Supporting Infrastructure Development

The Bank partnered with the Government in digitalising activities pertaining to infrastructure development like financial activities associated with land acquisition and project execution. Further, to enhance customer experience it has introduced a digital platform for submission and validation of bank guarantees which is integrated with National e-Governance Services Limited (NeSL).

Across states, HDFC Bank has partnered with government organisations, industrial development authorities and airport authorities to advance infrastructure projects. These collaborations include digitalising the compensation process for land acquisition thereby contributing to faster project execution and improved beneficiary support. The Bank is also working with port authorities to provide solutions. These solutions are offered through a digital platform which enables online rent collection from various entities for utilising port infrastructure while handling freight.

This has helped customers through faster revenue realisation and efficient fund management.

Disbursing Government Funds

HDFC Bank continues to be one of the leading banks to mobilise funds under the public welfare schemes. Reinforcing its commitment, the Bank has enhanced its systems and processes to adapt to the evolving public expenditure guidelines. It helped disburse over ₹90,000 crore by processing approximately 10 crore transactions, representing a volume growth of 12 per cent over FY 2023-24.

The Bank's FARSight Dashboard, offers a comprehensive and consolidated view across multiple accounts in the parent child construct. By offering in-depth analytics, the platform has empowered various government entities to analyse expenditure patterns better and make informed decisions. This has helped



government organisations in effectively monitoring their financial operations across locations.

HDFC Bank is also a key player in the implementation of District Mineral Foundation mandates by disbursing funds directly to the beneficiaries affected by mining related operations.

Partnering with Institutions

The Bank is a preferred partner to a significant number of societies, associations, NGOs, trusts, clubs, educational and religious institutions. In addition, it has been at the forefront of enabling the digital transformation of such entities by providing a comprehensive suite of customised banking services and solutions thus facilitating seamless management of fees, donations and operational transactions. Today, HDFC Bank partners with over 2.7 lakh institutions across the country supporting their end-to-end financial requirements.

Leveraging its integrated 'CollectNow' platform, the Bank has enabled payments and collections for large numbers of customers that include development authorities, housing societies, clubs amongst others. 'CollectNow' is a one-stop solution and is a first of its kind in the industry offering users convenient and efficient digital banking options. The Bank has processed over ₹1,00,000 crore as collections in the Financial Year 2024-25 for these users. It has helped the Government monetise over 20,000

assets worth more than ₹60,000 crore owned by 21 government entities.

CollectNow as part of its value-added services offer is also integrated with a few of the third-party service providers to deliver digital solutions to institutions offering education and healthcare services which constitute the social infrastructure of the country. Along with seamless and efficient fee collections through these solutions, educational institutions can align with the NEP 2020, AICTE and NAAC certification standards. Similarly, healthcare institutions can align with NABH certification and accreditation standards and deliver on various government initiatives like Ayushman Bharat (AB-PMJAY)amongst others.

Serving our Nation Builders, our Pensioners

HDFC Bank provides tailor made financial products and services to assist pensioners. This includes specialised pension accounts, investment options and retirement planning services aimed at maximising the value of their pension funds.

The Garv Pension Saving Account from HDFC Bank is designed with a focus on the well-being of the pensioner. In addition to offering a secure avenue to park retirement funds, the product is bundled with a host of benefits including health, travel and cyber insurance.This leads to all-round security and peace of mind. HDFC Bank provides dedicated services to pensioners across its branch network. The pension services for defence pensioners are further strengthened by the Bank's integration with SPARSH, a portal by Ministry of Defence. The Pension offering is suitably complemented by the Senior Citizens Savings Scheme deposit, a government-sponsored financial instrument to promote savings among pensioners and senior citizens which the Bank started collecting from January 2025.

HDFC Bank has signed an MoU with the Indian Army under its flagship initiative, Project NAMAN, with a focus on serving veterans. Through this partnership, the Bank helps Army veterans to easily access government-related digital services. HDFC Bank also facilitates skill development through training sessions / awareness programme for defence pensioners thus empowering them in their post-retirement journey.

Similarly, HDFC Bank has partnered with the Indian Air Force under its initiative, Project HAKK to extend the same set of services to veterans.

Building New Economy Businesses

Leveraging Government Partnerships to Fuel Entrepreneurship

HDFC Bank remains committed to fostering innovation by supporting India's growing Start-Ups ecosystem by offering tailored banking solutions, access to loans through Credit Guarantee Scheme for Start-Ups (CGSS) and integrated digital platforms designed to meet the needs of Start-Ups.

HDFC Tech Innovators 2024 was the first HDFC BANK Group level initiative to promote innovations and



Top 10 winners of HDFC Tech Innovators 2024 with Mrs. Renu Karnad, Non-Executive Director; Mr. V. Srinivasa Rangan, Executive Director; Mr. Bhavesh Zaveri, Executive Director; Mr. Parag Rao, Country Head – Payments, Liability Products, Consumer Finance & Marketing and Mr. Vipul Roongta, MD & CEO, HDFC Capital

opportunities for Start-Ups across segments including PropTech, FinTech, Sustainability Tech, Consumer Tech and New Age Tech. This augmented engagement with the Start–Ups ecosystem to create mutual opportunities to do business, share platforms, provide financing and investments, facilitate co-learning and co-creation of products / services. The Bank announced 10 winners from over 2,000 applicants who were selected by a grand jury comprising the HDFC Bank Group leadership, venture capitalists, senior industry executives and unicorn founders.

The Bank has strengthened its engagements with government nodal agencies and key incubators. It has signed an MoU with the Department for Promotion of Industry and Internal Trade (DPIIT), Government of India, the Start-up promotion councils/ incubators of various states and premier educational and technological institutes across the country.

Leveraging HDFC Bank's Parivartan Initiative for Start-Ups

In its eighth edition, HDFC Bank Parivartan Grants were provided to 20 incubators and 87 Start-Ups. In addition, the Bank engaged with three nodal government partners with the objective of contributing to specific thematic areas namely -

Reserve Bank Innovation Hub:

Identifying/developing a product/ process/policy to make banking inclusive for women

Startup India:

Strategic partnership to support manufacturing Start-Ups

MEITY India AI Mission:

Strategic partnership towards nurturing AI solutions for large scale socio-economic impact

Serving the Underserved

HDFC Bank launched 'GIGA', a comprehensive suite of financial products and services to meet the manifold needs of various freelancer segments and gig workers. It's a digital-first offering with customised products like savings and current accounts which comes with a business debit and credit card with curated offers, affordable health insurance, flexible investment products and retail asset products.

Enabling Cross-Border Payments

Dedicated to facilitating smooth cross-border transactions for Indian merchants, freelancers, MSMEs and exporters, HDFC Bank has collaborated with fintech partners under RBI regulations. This partnership provides authorised dealer services, ensuring secure and hassle-free cross-border trade settlements.


A Holistic Approach to Value Creation

Value creation at the Bank is guided by the understanding that capitals are interdependent. Strategic outcomes—whether growth, resilience or inclusion—require thoughtful trade-offs and synergies across financial, human, intellectual, manufactured, social and natural capital. By embedding integrated thinking across our operations, we aim to strengthen long-term outcomes for all stakeholders.

Finance



Manufactured

In FY 2025, we expanded our distribution network by adding over 700 branches and 200+ ATMs/CRMs, with 51% located in semi-urban and rural areas. Branch banking at HDFC Bank is evolving into a multi-format model, designed for micro-market needs, positioning branches as engagement centres to strengthen customer relationships and drive feedback-led service enhancements and long-term deposit mobilisation.



Intellectual

In FY 2025, the Bank accelerated its digital transformation journey, expanding digital coverage across 89% of common retail service interactions—up from 73% the previous year. Anchored in the 'Shift Right' strategy, the Bank modernised its core systems and reinforced integration and resilience, laying the foundation for responsible GenAI deployment at scale.

Flagship platforms such as PayZapp 2.0 and Pixel Credit Card saw strong adoption. The bank also commenced the phased launch of its new Mobile Banking and Net Banking platforms during the year. The platforms offer holistic, new-age banking experiences along with enhanced performance and advanced security which has garnered positive responses from customers.



Human

Strategic investments in capability-building and culture continue to drive productivity and performance. In FY 2025, employees logged over 1.25 crore learning hours—an 88% rise over the previous year. Institutionalised talent and succession frameworks ensure talent readiness, while tech-enabled HR systems enhanced efficiency and employee experience.

We maintain a safe, healthy workplace through updated safety policies, deployment of protective technologies and regular awareness sessions. Alongside physical and environmental safety, we have a wellness framework which has four pillars i.e. physical, emotional, social and financial. This holistic approach ensures our people feel secure and supported.

We continued to scale digital-first learning and HR systems to build workforce capability and enhance agility. The MPower platform, supported by 22 training centres and the GenAI Academy, enabled personalised, modular learning at scale. AI tools streamlined hiring, service delivery and employee engagement—automating responses, improving HR efficiency and capturing real-time employee insights.



Social and Relationship

The Bank remains committed to long-term value creation for its stakeholders. Under Parivartan, we continue to drive inclusive growth through focused community interventions. In FY 2025, we spent ₹1,068.03 crore on CSR initiatives across priority themes, geographies and strategic partnerships.

The Bank's physical infrastructure enables access to essential services in underserved regions. Rural branches, partner platforms and mobile interventions such as 'Parivartan on Wheels' support CSR intitatives of the Bank, while several branches also serve as touchpoints for financial literacy and community engagement initiatives.

We continued to enhance customer engagement through AI-powered service platforms, managing 3.7 crore+ monthly interactions across IVR, WhatsApp and digital channels, improving accessibility, efficiency and experience consistency. In parallel, digital tools scaled our community initiatives, enabling remote water monitoring and expanding skilling access.

Employee engagement remained integral to Parivartan initiatives. Our employees participated in structured volunteering across financial literacy camps, SHG exhibitions and inclusion-focused events. Collaborations with NGO partners enabled office-led and field-based programmes, while digital sessions on sustainability, corporate values and financial education supported wider participation.



Natural

As operations expand, we continue to invest in climate-aligned infrastructure to meet our Scope 1 and 2 carbon neutrality target by FY 2031–32.

Sustainability is built into our infrastructure via energy-efficient systems, green materials, and standardised eco-features. As of March 2025, we commissioned 25 rooftop solar plants and shifted 19 premises to 100% green power. Our Bangalore data centre is IGBC-certified as a Green Data Centre.

The Bank continues to leverage digital systems and data analytics to monitor energy usage patterns, supporting emission reduction and operational efficiency. Additionally, digital products and services, combined with automation, have further contributed to lowering paper consumption and minimising environmental impact.

The Bank continues to embed environmental consciousness across employee engagement and learning initiatives. In FY 2025, over 5,000 volunteering hours were recorded for initiatives promoting inclusion, well-being, and community development.

Under Parivartan, the Bank's community-led climate initiatives are designed to respond to local environmental challenges while supporting resilient livelihoods. In FY 2025, these efforts included planting over 17.63 lakh trees (80 lakh trees planted since inception), enabling clean energy access through 61,000+ solar lights across 22 states and strengthening water security through context-specific solutions such as artificial glaciers in Ladakh and flood-resilient community infrastructure.

| Finance | Manufactured | Intellectual | Human | Social and Relationship | Natural |



10 YEAR FINANCIAL HIGHLIGHTS

Creating
New Milestones

₹ Crore

	2015-16	2016-17	2017-18	2018-19	2019-20	2020-21	2021-22	2022-23	2023-24	2024-25
Interest income	60,221.45	69,305.96	80,241.35	98,972.05	1,14,812.65	1,20,858.23	1,27,753.12	1,61,585.54	2,58,340.58	3,00,517.04
Interest expense	32,629.93	36,166.74	40,146.49	50,728.83	58,626.40	55,978.66	55,743.53	74,743.32	1,49,808.10	1,77,846.95
Net interest income	**27,591.52**	**33,139.22**	**40,094.86**	**48,243.22**	**56,186.25**	**64,879.57**	**72,009.59**	**86,842.22**	**1,08,532.48**	**1,22,670.09**
Other income	10,751.72	12,296.49	15,220.31	17,625.87	23,260.82	25,204.89	29,509.90	31,214.83	49,241.00	45,632.28
Net revenues	**38,343.24**	**45,435.71**	**55,315.17**	**65,869.09**	**79,447.07**	**90,084.46**	**1,01,519.49**	**1,18,057.05**	**1,57,773.48**	**1,68,302.37**
Operating costs	16,979.69	19,703.32	22,690.36	26,119.37	30,697.53	32,722.63	37,442.19	47,652.08	63,386.02	68,174.88
Operating result	**21,363.55**	**25,732.39**	**32,624.81**	**39,749.72**	**48,749.54**	**57,361.83**	**64,077.30**	**70,404.97**	**94,387.46**	**1,00,127.49**
Provisions and contingencies	**2,725.61**	**3,593.30**	**5,927.49**	**7,550.08**	**12,142.39**	**15,702.85**	**15,061.83**	**11,919.66**	**23,492.15**	**11,649.43**
Loan loss provisions	2,133.63	3,145.30	4,910.43	6,394.11	9,083.32	11,450.19	10,119.38	11,783.25	10,764.66	12,803.11
Others	591.98	448.00	1,017.06	1,155.97	3,059.07	4,252.66	4,942.45	136.41	12,727.49	(1,153.68)
Profit before tax	**18,637.94**	**22,139.09**	**26,697.32**	**32,199.64**	**36,607.15**	**41,658.98**	**49,015.47**	**58,485.31**	**70,895.31**	**88,478.06**
Provision for taxation	6,341.71	7,589.43	9,210.57	11,121.50	10,349.84	10,542.46	12,054.12	14,376.60	10,083.03	21,130.70
Profit after tax	**12,296.23**	**14,549.66**	**17,486.75**	**21,078.14**	**26,257.31**	**31,116.52**	**36,961.35**	**44,108.71**	**60,812.28**	**67,347.36**
Funds :										
Deposits	5,46,424.19	6,43,639.66	7,88,770.64	9,23,140.93	11,47,502.29	13,35,060.22	15,59,217.44	18,83,394.65	23,79,786.28	27,14,714.90
Subordinated debt	15,090.45	13,182.00	21,107.00	18,232.00	18,232.00	17,127.00	21,795.25	33,956.00	34,133.12	34,362.69
Stockholders' equity	72,677.77	89,462.38	1,06,295.03	1,49,206.32	1,70,986.03	2,03,720.83	2,40,092.94	2,80,199.01	4,40,245.81	5,01,424.64
Working funds	7,40,796.07	8,63,840.19	10,63,934.32	12,44,540.69	15,30,511.26	17,46,870.52	20,68,535.05	24,66,081.47	36,17,623.09	39,10,198.94
Loans	4,64,593.96	5,54,568.20	6,58,333.09	8,19,401.22	9,93,702.88	11,32,836.63	13,68,820.93	16,00,585.90	24,84,861.52	26,19,608.62
Investments	1,95,836.29	2,14,463.34	2,42,200.24	2,93,116.07	3,91,826.66	4,43,728.29	4,55,535.69	5,17,001.43	7,02,414.96	8,36,359.67
Key Ratios :										
Earnings per share (₹)[1]	24.42	28.59	33.88	39.33	48.01	56.58	66.80	79.25	85.83	88.29
Return on equity	17.97%	18.04%	18.22%	16.30%	16.76%	16.60%	16.90%	17.39%	16.1%	14.56%
Tier 1 capital ratio	13.22%	12.79%	13.25%	15.78%	17.23%	17.56%	17.87%	17.13%	16.79%	17.69%
Total capital ratio	15.53%	14.55%	14.82%	17.11%	18.52%	18.79%	18.90%	19.26%	18.80%	19.55%
Dividend per share (₹)[1]	4.75	5.50	6.50	7.50	Nil[3]	6.50[4]	15.50	19.00	19.50	22.00[5]
Dividend payout ratio	23.51%	23.32%	23.26%	23.36%	NA[3]	11.54%[4]	23.28%	24.07%	24.38%	25.00%[5]
Book value per share as at March 31 (₹)[1]	143.74	174.56	204.80	273.94	311.83	369.54	432.95	502.17	579.51	655.27
Market price per share as at March 31 (₹)[2]	535.58	721.28	964.50	1,159.45	861.90	1,493.65	1,470.35	1,609.55	1,447.90	1,828.20
Price to earnings ratio	21.93	25.23	28.47	29.48	17.95	26.40	22.01	20.31	16.87	20.71

₹1 Crore = ₹10 Million

The Profit and Loss Account for the year ended March 31, 2025 include the operations of eHDFC Limited which amalgamated with and into HDFC Bank on July 01, 2023 and hence are not comparable with the Profit and Loss Account for the year ended March 31, 2024.

[1] Figures for the years prior to 2019-2020 have been adjusted to reflect the effect of split of equity shares from nominal value of ₹ 2 each into two equity shares of nominal value of ₹1 each

[2] Source : NSE (prices for years prior to 2019-2020 have been divided by two to reflect the sub-division of shares)

[3] Basis RBI notifications dated April 17, 2020 and December 4, 2020

[4] Basis RBI notification dated April 22, 2021

[5] Proposed



Recognised for Excellence

The Asian Banker Global Excellence in Retail Finance Awards 2025
Best Retail Bank in India

Euromoney Private Banking Awards 2025
India's Best for HNW

PWM & The Banker Global Private Banking Awards 2024
Best Private Bank in India

2nd ICC Emerging Asia Banking Conclave and Awards 2024
Best Performance on Growth (Private Sector - Large Bank)

The Economic Times Infra Leadership Awards 2024
Infra Financer of the Year

Dun & Bradstreet BFSI & FinTech Summit 2025
India's Leading Private Bank (Large)

Golden Peacock National Training Award 2025
Winner in 'Financial Sector - Banking' Category

CSR Journal Excellence Awards 2024
Best Project Award in the Education and Skill training

Doing Good for Bharat Awards 2024
Winner in 'Doing Good Through Business for Women and Inclusion' category

Listings

Kantar BrandZ 2025 Most Valuable Global Brands
Only Indian Bank in the Top 100 Most Valuable Brands Globally

ASSURANCE STATEMENT



SGS India Private Limited
4B, Adi Shankaracharya Marg,
Vikhroli (West), Mumbai – 400083

+91 080 6938 8888
+91 22 6640 8888
www.sgs.com

INDEPENDENT LIMITED ASSURANCE STATEMENT

Independent Limited Assurance Statement to HDFC Bank Limited on its Sustainability Report for the FY 2024-25

The Board of Directors,

HDFC Bank Limited

Nature of the Assurance

SGS India Private Limited (hereinafter referred to as 'SGS India') was engaged by HDFC Bank Limited (the 'Company') to conduct an independent assurance of the disclosures under the Sustainability Report (the 'Report') pertaining to the reporting period of April 1, 2024, to March 31, 2025. The Sustainability Report has been prepared in line with the Global Reporting Initiatives (GRI) Standards. This Limited level of assurance engagement was conducted in accordance with "International Standard on Assurance Engagements (ISAE) 3000 (Revised)" and GRI principles.

Intended Users of this Assurance Statement

This Assurance Statement is provided with the intention of informing all HDFC Bank Limited's Stakeholders.

Responsibilities

The information in the report and its presentation are the responsibility of the management of the Company. SGS India has not been involved in the preparation of any of the material included in the report.

Our responsibility is to express an opinion on the text, data, and statements within the defined scope of assurance, aiming to inform the management of the Company, and in alignment with the agreed terms of reference. We do not accept or assume any responsibility beyond this specific scope. The Statement shall not be used for interpreting the overall performance of the Company, except for the aspects explicitly mentioned within the scope. The Company holds the responsibility for preparing and ensuring the fair representation of the assurance scope.

Assurance Standard

SGS has conducted Limited level Assurance engagement in accordance with the International Standard on Assurance Engagement (ISAE) 3000 (Assurance Engagements other than Audits or Reviews of Historical Financial Information) and GRI principles. Our evidence-gathering procedures were designed to obtain a 'Limited level of assurance'. The procedures performed in a limited assurance engagement are designed to support expectations regarding the direction of trends, relationships and ratios rather than to identify misstatements with the level of precision expected in a reasonable assurance engagement.

Statement of Independence and Competence

The SGS Group of companies is the world leader in inspection, testing and assurance, operating in more than 140 countries and providing services including management systems and service certification; quality, environmental, social and ethical auditing and training; environmental, social and sustainability report assurance. SGS affirms our independence from HDFC Bank Limited, being free from bias and conflicts of interest with the organization, its subsidiaries and stakeholders.

The assurance team was assembled based on their knowledge, experience and qualifications for this assignment, and comprised auditors registered with ISO 26000, ISO 20121, ISO 50001, SA8000, RBA, QMS, EMS, SMS, GPMS, CFP, WFP,



SGS India Private Limited	+91 080 6938 8888
4B, Adi Shankaracharya Marg,	+91 22 6640 8888
Vikhroli (West), Mumbai – 400083	www.sgs.com

GHG Verification and GHG Validation Lead Auditors and experience on the SRA Assurance

Scope of Assurance

The assurance process involved assessing the quality, accuracy, and reliability of ESG Indicators within the Sustainability report for the period April 1, 2024, to March 31, 2025. The reporting scope and boundaries include HDFC Bank Limited, and its regional offices spread across Central, North, East, West and South in the different states of India.

Assurance Methodology

The assurance comprised a combination of desktop review, interaction with the key personnel engaged in the process of developing the report, on-site visits, and remote verification of data. Specifically, SGS India undertook the following activities:

- Assessment of the suitability of the applicable criteria in terms of its comprehensiveness, reliability, and accuracy.
- Interaction with key personnel responsible for collecting, consolidating, and calculating the ESG KPIs and assessing the internal control mechanisms in place to ensure data quality.
- Application of analytical procedures and verification of documents on a sample basis for the compilation and reporting of the KPIs.
- Assessing the data reporting process at the office level and the aggregation process of data at the Head Office level
- Critical review of the report regarding the plausibility and consistency of qualitative and quantitative information related to the KPIs.

Limitations

The assurance scope excludes:

- Disclosures other than those mentioned in the assurance scope.
- Data review outside the operational sites as mentioned in the reporting boundary.
- Validation of any data and information other than those presented in "Findings and Conclusion."
- The assurance engagement considers an uncertainty of ±5% based on materiality threshold for Assumption/estimation/measurement errors and omissions.
- The Company's statements that describe the expression of opinion, belief, aspiration, expectation, aim to future intention provided by the Company, and assertions related to Intellectual Property Rights and other competitive issues.
- Strategy and other related linkages expressed in the Report.
- Mapping of the Report with reporting frameworks other than those mentioned in Reporting Criteria above.

SGS India verified data on a sample basis; the responsibility for the authenticity of data entirely lies with the Company The assurance scope excluded forward-looking statements, product- or service-related information, external information sources and expert opinions. SGS India has not been involved in the evaluation or assessment of any financial data/performance of the company. Our opinion on financial indicators is based on the third-party audited financial reports of the Company. SGS India does not take any responsibility for the financial data reported in the audited financial reports of the Company.

Findings and Conclusions

Based on the procedures we have performed and the evidence we have obtained, nothing has come to our attention that causes us to believe that ESG KPIs (listed below) presented by the Company in its Sustainability report are not prepared, in all material respects, in accordance with the reporting criteria.

The list of ESG KPIs that were verified within this assurance engagement is given below:

GRI indices	Description
401-1	Total number and rates of new employee hires and employee turnover by age group, gender, and region
401-3	Parental Leaves
404-1	Average hours of training per year per employee by gender, and by employee category
404-2	Programs for skills management and lifelong learning that support the continued employability of employees and assist them in managing career endings
404-3	Percentage of employees receiving regular performance and career development reviews, by gender and by employee category
405-1	Diversity of governance bodies and employees



SGS

SGS India Private Limited
4B, Adi Shankaracharya Marg,
Vikhroli (West), Mumbai – 400083

+91 080 6038 8888
+91 22 6640 8888
www.sgs.com

GRI indices	Description
413-1	Operations with local community engagement, impact assessments, and development programs
418-1	Substantiated complaints concerning breaches of customer privacy and losses of customer data
302-1	Energy consumption within the organisation
302-3	Energy intensity
305-1	Direct greenhouse gas (GHG) emissions (Scope 1)
305-2	Energy indirect greenhouse gas (GHG) emissions (Scope 2)
305-3	Other indirect greenhouse gas (GHG) emissions (Scope 3)
305-4	GHG emissions intensity

For and on behalf of SGS India Private Limited



SGS India Private Ltd. SGS	A.M.Joshi	BEasaw
Ashwini K. Mavinkurve,	**Abhijit Joshi**	**Blessy Sen**
Head – ESG & Sustainability Services, SGS India Pune, India 13th June 2025	Technical reviewer– ESG & Sustainability Services, SGS India Pune, India	Lead Verifier – ESG & Sustainabilit Services, SGS India Mumbai, India **Team Member:** Namrata Kamble , Vaibhavi Kulkarni and Prasad Bors

GRI Standard	Disclosure	Description	Page Number(s)	URL(s)/ Section
General Disclosures				
GRI 2: General Disclosures	2-1	Organizational details	529	Business Responsibility and Sustainability Report
	2-2	Entities included in the organization's sustainability reporting	529	Business Responsibility and Sustainability Report
	2-3	Reporting period, frequency and contact point	04; 529	About the Report; Business Responsibility and Sustainability Report
	2-4	Restatements of information	04	About the Report
	2-5	External assurance	04	About the Report
	2-6	Activities, value chain and other business relationships	48	Re-Imagining Value Creation
	2-7	Employees	154-156	Social-People
	2-8	Workers who are not employees	154	Social-People
	2-9	Governance structure and composition	280-282	Report on Corporate Governance
	2-10	Nomination and selection of the highest governance body	283	Report on Corporate Governance
	2-11	Chair of the highest governance body	18	Board of Directors
	2-12	Role of the highest governance body in overseeing the management of impacts	113; 282	ESG Strategy Encompassing Sustainable Finance; Report on Corporate Governance
	2-13	Delegation of responsibility for managing impacts	96	Risk Management
	2-14	Role of the highest governance body in sustainability reporting	113; 282	ESG Strategy Encompassing Sustainable Finance; Report on Corporate Governance
	2-15	Conflicts of interest	541	Business Responsibility and Sustainability Report
	2-16	Communication of critical concerns	305-306	Report on Corporate Governance
	2-17	Collective knowledge of the highest governance body	284	Report on Corporate Governance
	2-18	Evaluation of the performance of the highest governance body	250-251	Directors' Report
	2-19	Remuneration policies	388-403	Schedules to Standalone Financial Statements
	2-20	Process to determine remuneration	388-403	Schedules to Standalone Financial Statements
	2-21	Annual total compensation ratio	269-270	Annexure 4 to Directors' Report
	2-22	Statement on sustainable development strategy	528	Statement by the Director Responsible for the Business Responsibility and Sustainability Report
	2-23	Policy commitments	305-306	Report on Corporate Governance
	2-24	Embedding policy commitments	305-306; 536-538	Report on Corporate Governance; Business Responsibility and Sustainability Report
	2-25	Processes to remediate negative impacts	56-59; 532-534	Stakeholder Engagement; Business Responsibility and Sustainability Report
	2-26	Mechanisms for seeking advice and raising concerns	56-59; 136-138	Stakeholder Engagement; Customer Centricity
	2-27	Compliance with laws and regulations	540; 303-305	Business Responsibility and Sustainability Report; Report on Corporate Governance
	2-28	Membership associations	570	Business Responsibility and Sustainability Report
	2-29	Approach to stakeholder engagement	56-59; 552-555	Stakeholder Engagement; Business Responsibility and Sustainability Report
	2-30	Collective bargaining agreement	157	Business Responsibility and Sustainability Report



GRI Standard	Disclosure	Description	Page Number(s)	URL(s)/ Section
Material Topics				
GRI 3: Material Topics 2021	3-1	Process to determine material topics	60	Materiality
	3-2	List of material topics	61	Materiality
	3-3	Management of material topics	62-73	Materiality
GRI 200: Economic				
GRI 3: Material Topics 2021	3-3	Management of material topics	62, 63, 67	Materiality
Economic Performance	201-1	Direct economic value generated and distributed	40-41; 198-199; 211, 215-216	Financial Performance; 10 Year Financial Highlights; Directors' Report
	201-2	Financial implications and other risks and opportunities due to climate change	128-133; 238-239	Environment; Director's Report
	201-3	Defined benefit plan obligations and other retirement plans	547	Business Responsibility and Sustainability Report
GRI 3: Material Topics 2021	3-3	Management of material topics	62, 66, 69	Materiality
Market Presence	202-1	Ratios of standard entry-level wage by gender compared to local minimum wage	556	Business Responsibility and Sustainability Report
	202-2	Proportion of senior management hired from the local community	NA	NA
GRI 3: Material Topics 2021	3-3	Management of material topics	66, 71	Materiality
Indirect Economic Impacts	203-1	Infrastructure investments and services supported	168-191	Social - Community
	203-2	Significant indirect economic impacts	168-191	Social - Community
GRI 3: Material Topics 2021	3-3	Management of material topics	67	Measuring What Matters: Impact and Value
Procurement Practices	204-1	Proportion of spending on local suppliers	571	Business Responsibility and Sustainability Report
GRI 3: Material Topics 2021	3-3	Management of material topics	62, 64	Materiality
Anti-corruption	205-1	Operations assessed for risks related to corruption	64; 305	Materiality; Report on Corporate Governance
	205-2	Communication and training about anti-corruption policies and procedures	64	Materiality
	205-3	Confirmed incidents of corruption and actions taken	64; 540-541	Materiality; Business
GRI 3: Material Topics 2021	3-3	Management of material topics	62, 64	Materiality
Anti-competitive Behaviour	206-1	Legal actions for anti-competitive behavior, anti-trust, and monopoly practices	570	Business Responsibility and Sustainability Report
GRI 300: Environment				
Energy	302-1	Energy consumption within the organization	119	Environment
	302-3	Energy intensity	119	Environment
	302-4	Reduction of energy consumption	119-120	Environment
	302-5	Reductions in energy requirements of products and services	NA	NA

GRI Standard	Disclosure	Description	Page Number(s)	URL(s)/ Section
GRI 3: Material Topics 2021	3-3	Management of material topics	67, 72	Materiality
Emissions	305-1	Direct (Scope 1) GHG emissions	121	Environment
	305-2	Energy indirect (Scope 2) GHG emissions	122	Environment
	305-3	Other indirect (Scope 3) GHG emissions	122 - 123	Environment
	305-4	GHG emissions intensity	123	Environment
	305-5	Reduction of GHG emissions	122, 124-126	Environment
	305-7	Nitrogen oxides (NOx), sulfur oxides (SOx), and other significant air emissions	562-563	Business Responsibility and Sustainability Report
Waste	306-3	Waste generated	127	Environment
	306-4	Waste diverted from disposal	127	Environment
	306-5	Waste directed to disposal	127	Environment
GRI 3: Material Topics 2021	3-3	Management of material topics	67	Materiality
Supplier Environmental Assessment	308-1	New suppliers that were screened using environmental criteria	568-569	Business Responsibility and Sustainability Report
	308-2	Negative environmental impacts in the supply chain and actions taken	568-569	Business Responsibility and Sustainability Report
GRI 400: Social				
GRI 3: Material Topics 2021	3-3	Management of material topics	70	Materiality
Employment	401-1	New employee hires and employee turnover	155-156	Social - People
	401-2	Benefits provided to full-time employees that are not provided to temporary or part-time employees	161-162, 546-547	Social – People; Business Responsibility and Sustainability Report
	401-3	Parental leave	159	Social - People
GRI 3: Material Topics 2021	3-3	Management of material topics	62, 64, 70	Materiality
Labor/ Management Relations	402-1	Minimum notice periods regarding operational changes	157	Social - People
GRI 3: Material Topics 2021	3-3	Management of material topics	70	Materiality
Occupational Health and Safety	403-3	Occupational health services	549-552	Business Responsibility and Sustainability Report
	403-4	Worker participation, consultation, and communication on occupational health and safety	NA	NA
	403-6	Promotion of worker health	NA	NA
	403-7	Prevention and mitigation of occupational health and safety impacts directly linked by business relationships	NA	NA
	403-10	Work-related ill health	NA	NA
GRI 3: Material Topics 2021	3-3	Management of material topics	70	Materiality
Training and Education	404-1	Average hours of training per year per employee	153	Social - People
	404-2	Programs for upgrading employee skills and transition assistance programs	150-153	Social - People
	404-3	Percentage of employees receiving regular performance and career development reviews	154; 548-549	Social – People; Business Responsibility and Sustainability Report


GRI Standard	Disclosure	Description	Page Number(s)	URL(s)/ Section
GRI 3: Material Topics 2021	3-3	Management of material topics	64,70	Materiality
Diversity and Equal Opportunity	405-1	Diversity of governance bodies and employees	19; 159 – 161; 530-531	Board of Directors; Social -People; Business Responsibility and Sustainability Report
	405-2	Ratio of basic salary and remuneration of women to men	556-557	Business Responsibility and Sustainability Report
GRI 3: Material Topics 2021	3-3	Management of material topics	64,70	Materiality
Non-discrimination	406-1	Incidents of discrimination and corrective actions taken	557-559	Business Responsibility and Sustainability Report
GRI 3: Material Topics 2021	3-3	Management of material topics	70	Materiality
Security Practices	410-1	Security personnel trained in human rights policies or procedures	306; 556	Report on Corporate Governance; Business Responsibility and
GRI 3: Material Topics 2021	3-3	Management of material topics	62, 64, 70	Materiality
Human Rights Assessment	412-1	Operations that have been subject to human rights reviews or impact assessments	306,556	Business Responsibility and Sustainability Report
	412-2	Employee training on human rights policies or procedures	556	Business Responsibility and Sustainability Report
	412-3	Significant investment agreements and contracts that include human rights clauses or that underwent human rights screening	558	Business Responsibility and Sustainability Report
GRI 3: Material Topics 2021	3-3	Management of material topics	71	Materiality
Local Communities	413-1	Operations with local community engagement, impact assessments, and development programs	170-171	Social - Community
GRI 3: Material Topics 2021	3-3	Management of material topics	67	Materiality
Supplier Social Assessment	414-1	New suppliers that were screened using social criteria	558	Business Responsibility and Sustainability Report
	414-2	Negative social impacts in the supply chain and actions taken	558	Business Responsibility and Sustainability Report
GRI 3: Material Topics 2021	3-3	Management of material topics	68	Materiality
Customer Privacy	418-1	Substantiated complaints concerning breaches of customer privacy and losses of customer data	578	Business Responsibility and Sustainability Report

Dear Shareholders,

Your Directors take great pleasure in presenting the 31st Annual Report on the business and financial operations of HDFC Bank Limited ("HDFC Bank" or "Bank"), together with the audited accounts for the year ended March 31, 2025.

The Bank's key financial parameters continued to be healthy, due to its robust credit evaluation of targeted customers and a well-diversified loan book across sectors, customer segments and products. Its performance is an outcome of its disciplined approach to managing risk and return.

The Indian economy is expected to remain one of the fastest growing economies in 2025-26. RBI has forecast GDP growth of 6.5 per cent. Rural demand is expected to be healthy on account of robust agricultural output, lower food inflation and easing input costs. Urban consumption is also likely to benefit from tax cuts announced in the Budget, reduction in interest rates by the RBI and moderating inflation.

Global growth stood at 3.3 per cent in 2024, which was below the historical average. The growth in countries like the US remained strong at 2.8 per cent, while the growth contracted or remained muted in the Eurozone, Japan and UK.

For more details, please refer to the Macroeconomic and Industry section on page no. 214.

In this changing environment, your Bank continued to prioritise growth while strengthening its focus on governance, sustainability and inclusive development.

Financial Parameters

The results for the year ended March 31, 2025 include the operations of Housing Development Finance Corporation Limited ("HDFC Limited") and its subsidiaries (which became subsidiaries of the Bank on amalgamation) effective from July 01, 2023 and hence are not comparable with results for the year ended March 31, 2024.

Based on Standalone Financial Statements

The income statement reflected a growth in revenue comprising Net Interest Income and Non-Interest Income. While the former grew by 13.0 per cent, the latter fell by 7.33 per cent year-on-year. On an overall basis, Total Net Revenue for the year ended March 31, 2025, reached ₹ 1,68,302.4 crore, reflecting an increase of 6.7 per cent over the previous year.

Net Revenue Distribution



in ₹ crore

Net Profit increased by 10.7 per cent to ₹ 67,347.4 crore from ₹ 60,812.3 crore. Return on Average Net Worth was 14.56 per cent while Basic Earnings Per Share was ₹ 88.29 up from ₹ 85.83.

Net Profit



in ₹ crore

Total Advances grew by 5.4 per cent and Total Deposits grew by 14.1 per cent year-on-year. Net Interest Margin (NIM) was at 3.48 per cent.

Growth in Advances and Deposits



28,00,000
24,00,000
20,00,000
16,00,000
12,00,000
8,00,000
4,00,000
-

5.4%
24,84,862 → 26,19,609

14.1%
23,79,786 → 27,14,715

Advances   Deposits

in ₹ crore   ■ FY 2023-24   ■ FY 2024-25

Gross Non-Performing Assets (GNPAs) stood at 1.33 per cent as against 1.24 per cent. This is amongst the lowest in the industry.

Gross Non-Performing Assets (GNPAs)

1.33 per cent
Amongst the lowest in the industry

In a Snapshot (Standalone)

Return on Average Assets: 1.91 per cent

Total Deposits: ₹ 27,14,714.9 crore (YoY: Up 14.1 per cent)

Total Advances: ₹ 26,19,608.6 crore (YoY: Up 5.4 per cent)

Net Revenue: ₹ 1,68,302.4 crore (YoY: Up 6.7 per cent)

Net Profit: ₹ 67,347.4 crore (YoY: Up 10.7 per cent)

Capital Adequacy Ratio: 19.6 per cent (Tier 1: 17.7 per cent)

Net Interest Margin: 3.48 per cent

Gross NPA: 1.33 per cent of Gross Advances

Net Profit per Employee: ₹ 31,82,481.7

Earnings Per Share: ₹ 88.3



Merger

Two years into the merger, the integration of HDFC Limited's home loan expertise with HDFC Bank's scale and reach has solidified our position as a leading financial institution. Our enhanced capacity to support large-scale and infrastructure financing underscores our continued commitment to nation-building and job creation. As our role expands, so does our emphasis on strong governance across the HDFC Bank Group. We remain steadfast in upholding ethical practices, transparency, and strong risk management—ensuring we retain the trust that defines our legacy.

Parivartan

Parivartan, HDFC Bank's CSR initiative, is dedicated to supporting the inclusion of economically and socially disadvantaged groups by fostering growth, development and empowerment. With a commitment to creating sustainable ecosystems, it identifies and supports programmes that nurture and uplift communities.

Parivartan concentrates on six key areas:

1. Rural Development
2. Promotion of Education
3. Skill Development & Livelihood Enhancement
4. Healthcare & Hygiene
5. Financial Literacy & Inclusion
6. Natural Resource Management.

Each of these pillars is designed to foster holistic growth and empower communities, ensuring sustainable and inclusive development. Through Parivartan, your Bank has reached out to underserved communities in the tribal belt, border villages and locations with limited access. The Bank through its Holistic Rural Development Programme (HRDP), has worked towards creating self-reliant villages.

Your Directors are pleased to announce that the Bank successfully fulfilled its CSR obligation for the Financial Year 2024-25.

CSR Spend

₹ 1,068.03 crore
In the Financial Year 2024-25

CSR Beneficiaries

Over 10.56 crore
Lives impacted cumulatively
(including both immediate and
extended beneficiaries)

For further details on Parivartan please refer to pages 168 to 191.

Summary

Indian GDP grew at 6.5 per cent in 2024-25. It had registered a healthy average growth of 8.8 per cent over the previous three years. This was due to moderation in urban demand as inflation and elevated interest rates weighed on discretionary spending.

According to RBI, India is expected to grow at 6.5 per cent in 2025-26. Consumption demand in the rural areas is expected to be supported on account of healthy agricultural output, lower food inflation and moderating input costs. Urban consumption demand will be supported by tax cuts, reduction in interest rates by RBI and moderating inflation. The RBI has reduced its policy rate by 100 basis points since February 2025, bringing it to 5.50 per cent. This along with liquidity infusion is likely to help reduce borrowing costs and spur credit demand in the economy.

In the year under review, the Bank focused on expanding customer reach, maintaining balance sheet strength, and advancing post-merger integration across business lines and systems. As the scale and complexity of operations increased, a formal Group Oversight Framework was introduced to ensure alignment of governance and risk practices across subsidiaries.

The Bank continued to contribute to national development by enhancing access to financial services in underserved regions and supporting rural prosperity through both commercial and social initiatives. We remain committed to responsible corporate citizenship by contributing to the development of society and promoting sustainability.

These efforts are made possible by the resilience and dedication of over 2,14,000 employees whose contribution remains integral to the Bank's progress. We continue to focus on attracting and retaining top talent, striving to be one of the industry's premier employers.

 

Mission and Strategic Focus

Your Bank's mission is to be a 'World-Class Indian Bank'. Its business philosophy is based on five core values:

- Customer Focus
- Operational Excellence
- Product Leadership
- People
- Sustainability

Sustainability should be viewed in unison with Environmental, Social and Governance performance. As a part of this your Bank, through its CSR initiative Parivartan, seeks to bring about change in the lives of communities mainly in rural India.

During the year under review, HDFC Bank continued building a sound customer franchise across distinct businesses to achieve healthy growth in profitability consistent with its risk appetite.

The Bank is focusing on:

- Delivering a better experience and greater convenience to customers
- Increasing market share in India's growing banking and financial services industry
- Expanding geographical reach
- Cross-selling the broad financial product portfolio
- Sustaining strong asset quality through disciplined credit risk management
- Maintaining low cost of funds

Your Bank remains committed to the highest levels of ethical standards, professional integrity, corporate governance and regulatory compliance. Every employee affirms to abide by the Code of Conduct annually.

Summary of Financial Performance

(₹ crore)

Particulars	For the year ended / As on March 31, 2025	For the year ended / As on March 31, 2024
Deposits and Borrowings	3,262,645.8	3,041,939.4
Advances	2,619,608.6	2,484,861.5
Total Income	346,149.3	307,581.6
Profit Before Depreciation and Tax	91,857.5	73,705.4
Profit After Tax	67,347.4	60,812.3
Profit Brought Forward	139,579.9	112,960.0
Additions on Amalgamation (net)	-	3,570.1
Total Profit Available for Appropriation	**206,927.3**	**177,342.4**
Appropriations		
Transfer to Statutory Reserve	16,836.8	15,203.1
Transfer to General Reserve	6,734.7	6,081.2
Transfer to Capital Reserve	507.0	4,166.4
Transfer to / (from) Investment Reserve	-	529.4
Transfer to / (from) Investment Fluctuation Reserve	-	378.0
Transfer to Special Reserve	3,200.0	3,000.0
Dividend pertaining to previous year paid during the year	14,826.2	8,404.4
Balance carried over to Balance Sheet	**164,822.4**	**139,579.9**

Dividend

The Board of Directors of the Bank, at its meeting held on April 19, 2025, has recommended a dividend of ₹ 22.00 (Rupees Twenty-two only) per equity share of ₹ 1/- (Rupee One only), for the Financial Year ended March 31, 2025. This translates to a Dividend Payout Ratio of 25.00 per cent of the profits for the Financial Year ended March 31, 2025.

In general, your Bank's dividend policy, among other things, balances the objectives of rewarding shareholders and retaining capital to fund future growth. It has a consistent track record of dividend distribution, with the Dividend Payout Ratio ranging between 20 per cent and 25 per cent, which the Board endeavours to maintain. The dividend policy of your Bank is available on the Bank's website.

https://www.hdfcbank.com/content/bbp/repositories/723fb80a-2dde-42a3-9793-7ae1be57c87f/?path=/Footer/About%20Us/Corporate%20Governance/Codes%20and%20Policie/pdf/Dividend-Distribution-Policy.pdf

Ratings

Instrument	Rating	Rating Agency	Comments
Fixed Deposit Programme	CARE AAA (FD)	CARE Ratings	Securities with this rating are considered to have the highest degree of safety regarding timely servicing of financial obligations. Such securities carry the lowest credit risk.
	IND AAA	India Ratings	Securities with this rating are considered to have the highest degree of safety regarding timely servicing of financial obligations. Such securities carry the lowest credit risk.
Fixed Deposit Programme *(Transferred from HDFC Limited)**	CRISIL AAA	CRISIL	Securities with this rating are considered to have the highest degree of safety regarding timely servicing of financial obligations. Such securities carry the lowest credit risk.
	ICRA AAA	ICRA	Securities with this rating are considered to have the highest degree of safety regarding timely servicing of financial obligations. Such securities carry the lowest credit risk.
Certificate of Deposits Programme	CARE A1+	CARE Ratings	Securities with this rating are considered to have very strong degree of safety regarding timely payment of financial obligations. Such securities carry the lowest credit risk.
	IND A1+	India Ratings	Securities with this rating are considered to have very strong degree of safety regarding timely payment of financial obligations. Such securities carry the lowest credit risk.
Infrastructure Bonds	CARE AAA	CARE Ratings	Securities with this rating are considered to have the highest degree of safety regarding timely servicing of financial obligations. Such securities carry the lowest credit risk.
	CRISIL AAA	CRISIL	Securities with this rating are considered to have the highest degree of safety regarding timely servicing of financial obligations. Such securities carry the lowest credit risk.
	IND AAA	India Ratings	Securities with this rating are considered to have the highest degree of safety regarding timely servicing of financial obligations. Such securities carry lowest credit risk.
	ICRA AAA	ICRA	Securities with this rating are considered to have the highest degree of safety regarding timely servicing of financial obligations. Such securities carry lowest credit risk.
Additional Tier I Bonds (Under Basel III)	CARE AA+	CARE Ratings	Securities with this rating are considered to have high degree of safety regarding timely servicing of financial obligations. Such securities carry very low credit risk.
	CRISIL AA+	CRISIL	Securities with this rating are considered to have the highest degree of safety regarding timely servicing of financial obligations. Such securities carry the lowest credit risk.
	IND AA+	India Ratings	Securities with this rating are considered to have high degree of safety regarding timely servicing of financial obligations. Such securities carry very low credit risk.



Instrument	Rating	Rating Agency	Comments
Tier II Bonds (Under Basel III)	CARE AAA	CARE Ratings	Securities with this rating are considered to have the highest degree of safety regarding timely servicing of financial obligations. Such securities carry the lowest credit risk.
	CRISIL AAA	CRISIL	Securities with this rating are considered to have the highest degree of safety regarding timely servicing of financial obligations. Such securities carry the lowest credit risk.
	IND AAA	India Ratings	Securities with this rating are considered to have the highest degree of safety regarding timely servicing of financial obligations. Such securities carry lowest credit risk.
	ICRA AAA	ICRA	Securities with this rating are considered to have the highest degree of safety regarding timely servicing of financial obligations. Such securities carry lowest credit risk.
Commercial Paper (Transferred from HDFC Limited)*	CRISIL A1+	CRISIL	Securities with this rating are considered to have very strong degree of safety regarding timely payment of financial obligations. Such securities carry lowest credit risk.
Bank Loans (Transferred from HDFC Limited)*	CARE AAA	CARE Ratings	Securities with this rating are considered to have the highest degree of safety regarding timely payment of financial obligations. Such securities carry lowest credit risk.
	ICRA AAA	ICRA	Securities with this rating are considered to have the highest degree of safety regarding timely payment of financial obligations. Such securities carry lowest credit risk.
Unsecured NCD (Transferred from HDFC Limited)*	CRISIL AAA	CRISIL	Securities with this rating are considered to have the highest degree of safety regarding timely payment of financial obligations. Such securities carry lowest credit risk.
	ICRA AAA	ICRA	Securities with this rating are considered to have the highest degree of safety regarding timely payment of financial obligations. Such securities carry lowest credit risk.
Subordinated Debt (Transferred from HDFC Limited)*	CRISIL AAA	CRISIL	Securities with this rating are considered to have the highest degree of safety regarding timely payment of financial obligations. Such securities carry lowest credit risk.
	ICRA AAA	ICRA	Securities with this rating are considered to have the highest degree of safety regarding timely payment of financial obligations. Such securities carry lowest credit risk.

* The instruments / bank facilities have been transferred from Housing Development Finance Corporation Limited (HDFC Limited) on account of amalgamation of HDFC Limited into HDFC Bank Limited with effect from July 01, 2023.

Issuance of Equity Shares and Employee Stock Option Scheme (ESOP)

As on March 31, 2025, the issued, subscribed and paid-up capital of your Bank stood at ₹ 7,65,22,21,674.00 /- comprising 7,65,22,21,674 equity shares of ₹ 1/- each. Further, 5,53,11,012 equity shares of face value of ₹ 1/- each were issued by your Bank pursuant to the exercise of Employee Stock Options (ESOPs) and Restricted Stock Units (RSUs).

*For information pertaining to ESOPs, please refer **Annexure 1** of the Directors' Report.*

Capital Adequacy Ratio (CAR)

As on March 31, 2025, your Bank's total CAR, calculated as per Basel III Regulations, stood at 19.6 per cent, well above the regulatory minimum requirement of 11.7 per cent, including a Capital Conservation Buffer of 2.5 per cent and an additional requirement of 0.2 per cent on account of the Bank being identified as a Domestic Systemically Important Bank. Tier I Capital was at 17.7 per cent as of March 31, 2025.

Total CAR
19.6 per cent
Well Above Regulatory Minimum Requirement of 11.7 per cent


Management Discussion and Analysis

Macroeconomic and Industry Developments

India's GDP growth moderated to 6.5 per cent in 2024-25, after registering a healthy average growth of 8.8 per cent over the preceding three years. This was driven by a moderation in urban demand as inflation and elevated interest rates weighed on discretionary spending, growth in fixed investments remained muted and government spending was off to a slow start due to union and state elections in the first half of 2024-25. Further, Foreign Direct Investment (FDI) flows remained weak as rising global uncertainty related to US tariff threats led to outflow of capital in second half of Financial Year 2024-25. On the other hand, domestic growth was supported by an improvement in rural demand conditions on the back of healthy agriculture output. In addition, exports also added positively to growth increasing by 6.3 per cent. Export growth was led by strong momentum in net services exports, driven by the continued expansion of global capability centers and strong demand from large trading partners like the US.

From the supply side, manufacturing growth slowed in 2024-25 with a rise in input costs and slower volume growth while service sector growth broadly held up above 7 per cent. Elsewhere, growth in the construction sector remained healthy at 9.4 per cent. The biggest support to growth came from above trend growth in the agriculture sector, as favourable monsoon conditions supported kharif output while healthy reservoir levels and soil moisture conditions supported rabi crops.

On the external front, global growth stood at 3.3 per cent in 2024 - below the historical average. While growth in countries like the US remained strong at 2.8 per cent, growth contracted or remained muted in the Eurozone, Japan, and UK.

Looking ahead, India is widely expected to remain one of the fastest growing economies in Financial Year 2025-26, with the RBI forecasting GDP growth at 6.5 per cent. Consumption demand in the rural areas is expected to be supported by healthy agricultural output, lower food inflation and moderating input costs. Tax cuts, reduction in interest rates by RBI and moderating inflation are likely to support urban consumption demand. The RBI has reduced its policy rate by 100 basis points since February 2025 bringing it down to 5.5 per cent. This along with liquidity infusion is likely to help reduce borrowing costs and spur credit demand in the economy.

The government is expected to continue supporting growth through capital spending which is budgeted at ₹11 lakh crore for 2025-26. In addition, with an improvement in demand conditions, private capex is expected to also see some recovery. At the same time accommodative monetary policy, lower inflation and healthy balance sheets of financial institutions and corporates are likely to support private investments.

Inflationary pressures started to ease towards the end of Financial Year 2024-25, with headline Consumer Price Index (CPI) averaging at 4.6 per cent from 5.4 per cent in Financial Year 2023-24. Though inflation increased to a high of 6.2 per cent in October 2024, it has continuously moderated since then, reaching 3.3 per cent in March 2025. The moderation in headline inflation was led by moderating food price inflation in H2-2024-25. Core inflation (which excludes the volatile food and fuel prices) continued to remain below 4 per cent for most part of the fiscal year. Going forward, we expect headline inflation to moderate further to 3.7 per cent in 2025-26, with a continued easing in food inflation, assuming a normal monsoon. The risk to inflation stems from weather-related disruptions reigniting food inflation.

Tariff threats and related disruptions in global trade flows pose the biggest risks to global and India's growth prospects. The US had imposed reciprocal tariffs across all countries with India attracting a tariff of 26 per cent in early April, 2025. Higher tariffs were later put on pause for a 90-day period and replaced with a blanket tariff of 10 per cent on all countries except China which attracts a 30 per cent tariff for now. The final tariff imposed will depend on country specific trade agreements including between India and the US. The diversification and derisking of supply chains could open an opportunity for India to expand its exports to the US in sectors like electronics and textiles amongst others. Moreover, India could benefit from closer trade ties with the US depending on the final negotiations under the Bilateral Trade Agreement. That said, the risk of a sharp global growth slowdown, recession in the US and supply chain disruptions due to US tariffs and any retaliation by other countries poses a risk for India's overall exports in Financial Year 2025-26.

Geopolitical tensions in the Middle East, Russia and Ukraine or closer home with neighbours could impact domestic growth. The geopolitical tensions between India and Pakistan have currently subsided but need to be closely monitored. Similarly, a further escalation in Ukraine – Russia tensions could disrupt global trade and energy flows and negatively impact the domestic economy. Furthermore, financial market volatility and climate induced uncertainties continue to pose risks to growth.

Domestically, a slower than expected improvement in consumption demand due to weather related disruptions,

inflation spikes and any sharp corrections in the domestic equity market could also weigh on growth prospects.

That said, India's domestic economy remains resilient and its financial system sound to navigate global headwinds. Moreover, proactive monetary and fiscal support are likely to provide further support to growth in Financial Year 2025-26.

Financial Performance

The financial performance of your Bank during the year ended March 31, 2025 remained healthy with Total Net Revenue (Net Interest Income plus Other Income) rising 6.7 per cent to ₹ 1,68,302.4 crore from ₹ 1,57,773.5 crore in the previous year. Revenue growth was driven by an increase in Net Interest Income. Net Interest Income grew by 13.0 per cent to ₹ 1,22,670.1 crore. Net Interest Margin (NIM) stood 3.48 per cent.

TOTAL NET REVENUE
₹ 1,68,302.4 crore
6.7 per cent increase

Other Income fell by 7.33 per cent to ₹ 45,632.3 crore. Excluding prior year transaction gains of ₹ 7,341.42 crore from stake sale in subsidiary HDFC Credila Financial Services Ltd, Other Income grew by 8.91 per cent. The largest component was Fees and Commissions at ₹ 31,898.6 crore. Profit on Revaluation and Sale of Investments was ₹ 1,754.3 crore. Foreign Exchange and Derivatives Revenue was ₹ 4,919.04 crore and recoveries from written-off accounts were ₹ 3,785.0 crore.

Operating (Non-Interest) Expenses rose to ₹ 68,174.9 crore from ₹ 63,386.0 crore. During the year, your Bank set up 719 new branches and 201 ATMs / Cash Recycler Machines (CRMs). The addition in expenses includes HDFC Limited operating cost post-merger. This, along with higher spend on IT resulted in higher infrastructure and staffing expenses. Staff expenses also went up due to employee additions and annual wage revisions. Further, Deposit Insurance and Credit Guarantee Corporation (DICGC) premium cost increased due to deposit growth. Despite higher Staff and Infrastructure Expenses, the Cost to Income Ratio was 40.5 per cent as compared to 40.2 per cent during the previous year.

Total Provisions and Contingencies were ₹ 11,649.4 crore as compared to ₹ 23,492.2 crore in the preceding year. The decrease is mainly on account of floating provision created in the previous year of ₹ 10,900.0 crore. Your Bank's provisioning policies remain more stringent than regulatory requirements.

The Coverage Ratio based on specific provisions alone excluding write-offs was 67.9 per cent and including general, floating and contingent provisions was 172.1 per cent. Your Bank made General Provisions of ₹ 198.4 crore during the year. Gross Non-Performing Assets (GNPAs) were at 1.33 per cent of Gross Advances, as against 1.24 per cent in the previous year. Net NPA ratio stood at 0.43 per cent as against 0.33 per cent in the previous year.

Profit Before Tax grew by 24.8 per cent to ₹ 88,478.1 crore. After providing for Income Tax of ₹ 21,130.7 crore, Net Profit increased by 10.7 per cent to ₹ 67,347.4 crore from ₹ 60,812.3 crore. Return on Average Net Worth was 14.56 per cent while Basic Earnings Per Share (EPS) was ₹ 88.29 up from ₹ 85.83.

NET PROFIT
₹ 67,347.4 crore
10.7 per cent increase in FY2025

As on March 31, 2025, your Bank's Total Balance Sheet stood at ₹ 39,10,199 crore, an increase of 8.1 per cent over ₹ 36,17,623 crore on March 31, 2024. Total Deposits rose by 14.1 per cent to ₹ 27,14,715 crore from ₹ 23,79,786 crore. Savings Account Deposits grew by 5.3 per cent to ₹ 6,30,467 crore while Current Account Deposits rose by 1.3 per cent to ₹ 3,14,094 crore. Time Deposits stood at ₹ 17,70,155 crore, representing an increase of 20.3 per cent. CASA Deposits accounted for 34.8 per cent of Total Deposits. Advances stood at ₹ 26,19,609 crore representing an increase of 5.4 per cent. The Domestic Loan Portfolio at ₹ 25,73,450 crore grew by 5.2 per cent over March 31, 2024.

The Bank's Debt Equity Ratio for the year ended March 31, 2025 stood at 0.74 as compared to 1.21 in the previous year.

HDFC Limited's Borrowing Maturity Schedule

Of the HDFC Limited's borrowings of ₹ 2,87,923 crore as at March 31, 2025, approximately 15 per cent is due for repayment in each of the two years up to FY27 and the balance 70 per cent is due thereafter.

Business Review

Your Bank's operations are split into Domestic and International.

A. Domestic Business comprises the following:

Retail Banking

Your Bank's Retail Assets are built on three key principles: Strong Digital Offering, Optimal Risk Pricing and Maintaining Pristine Portfolio Quality. Adherence to these principles combined with the strength of merger boosted your Bank's Retail Advances to ₹ 13,75,769 crore witnessing a growth of about 9 per cent year-on-year.

Brief on segment performance:

The Bank's increased focus on top corporates and good credit score customers contributed to the overall pristine portfolio quality. Personal Loans segment has experienced strong growth with the overall portfolio touching ₹ 1,99,334 crore towards the end of the year. Nearly all applications (99.6 per cent) of this segment are originated digitally and 87 per cent of these applications are disbursed digitally.

The Xpress car loans, offering seamless end-to-end digital disbursement, has increased the digital origination to 36 per cent of the total New Car Loan business.

Two-Wheeler advances are close to ₹ 12,359 crore with nearly 100 per cent digital acquisition.

Your Bank has exhibited significant year-on-year growth of 28 per cent in Gold Loans capitalising on an expanded branch network.

Post the merger, your Bank, has emerged as an institution with one of the largest mortgage loan portfolios in the country. The retail mortgage advances stood at ₹ 8,35,656 crore compared to the previous year's ₹ 7,74,406 crore representing a growth of 8 per cent year on year.

The payments business is one of the stated strategic pillars for the Bank.

With over 7.5 crore cards issued (credit, debit and pre-paid) and a widely distributed acceptance network across the online and offline merchant ecosystem, HDFC Bank continues to maintain a leadership position across multiple product offerings in the payments landscape.

In the Financial Year 2024-25, HDFC Bank scaled up with a slew of new products launched across UPI, TATA, Swiggy in the Payments Business.

The year ended March 31, 2025 saw 62 lakh new credit cards being issued covering retail and business segments. Of total cards in force in market, HDFC Bank crossed 2.38 crore cards in force which is the highest amongst all issuers. To provide better service to all card holders, the recently launched Mycards, emerged as a robust and comprehensive card servicing platform and currently has 3.45 crore registered customers availing several card related services.

Further, the Bank launched PayZapp 2.0 a comprehensive mobile payment commerce app in March 2023. PayZapp not only supports a complete range of payments from credit cards, debit cards, wallet and UPI with customers getting the choice of form factor to make payments at merchant stores using Scan or Tap or at Online merchants with a Swipe action. The app has reached the milestone of 1.6 crore registrations in FY 2025 and over 50 lakh (on an average) active users per month.

To enhance and strengthen offerings to merchants, SmartHub Vyapar- an integrated payment, banking and business solution that caters to the daily needs of merchants and helps them drive business growth was formally launched in October 2022. The platform has witnessed widespread adoption ever since and has onboarded close to 19.3 lakh users across the country as on March 31, 2025.

SmartHub Payment Gateway, a unified payment platform for online merchants was launched in February 2024 in line with the Bank's endeavour to provide merchants a comprehensive platform to cater to their payments and banking needs and help drive their growth. This platform enables merchants to collect payments through 150 plus methods and assists them in maximising sales with best-in-class success rate. SmartHub Payment Gateway provides an insightful dashboard powered by

smart analytics and empowers merchants to provide a frictionless check out experience for their customers. The platform has onboarded over 1,600 Merchants with projected March exit volume of approximately 1,000 crore.

Lastly, in tune with the evolving payments landscape the business continues to transform itself with significant investments across Cloud Computing, Analytics, Artificial Intelligence and Machine Learning, Open APIs and Cyber Security. The objective is to manage large scale and continuously grow volumes while processing transactions in a safe and secure manner.

Key digital initiatives in the Retail segment in FY 2024-25:

In the Financial Year 2024-25, the Bank continued to expand and deepen its digital footprint across the retail segment, with a strong emphasis on simplifying customer journeys, scaling digital fulfilment, and embedding services across channels and platforms.

Driven by the Bank's broader Shift Right strategy, the focus this year was on developing end-to-end journeys that minimise friction, reduce paperwork and enhance speed-to-fulfilment—while ensuring security, regulatory alignment and accessibility.

Digital Origination and Fulfilment at Scale

Retail customer acquisition through digital channels reached new milestones during the year. 86 per cent of all new retail products—including savings accounts, loans, credit cards and deposits—were sourced digitally, up from 82 per cent in the previous year. The bank now enables 97 per cent of all financial transactions through digital channels, highlighting the shift towards a self-service ecosystem. Additionally, 79 per cent of servicing requests were fulfilled digitally, compared to 73 per cent in FY 2024. The Bank's self-service and assisted journeys now support onboarding across a diverse customer base, from digitally native users to first-time users in semi-urban and rural markets.

The Bank's Xpress Car Loan (XCL) platform continued to scale as India's largest end-to-end digital auto loan journey. The platform processed over 1.3 lakh units, disbursing ₹ 13,110 crore digitally in FY 2025. This zero-paper, zero-touch model is now the preferred channel

for auto loans and extends full-service capabilities even to new-to-bank customers.

Other digitally enabled loan products—such as personal loans, gold loans and business loans—saw increased adoption, supported by features like:

- Pre-qualified offer journeys

- Bank statement analytics

- Automated underwriting

- Real-time KYC and biometric authentication

Digital journeys were also introduced for Group Health and Group Term insurance, embedded within account and loan offerings for existing-to-bank (ETB) customers—reflecting a growing focus on integrated protection products.

Expanded Digital Journeys Across Liabilities and Cards

In deposits and liabilities, the Bank launched new journeys for:

- Assisted and unassisted savings account onboarding

- Minor-to-major conversions and salary family accounts

- Fixed deposits with external funding

- Standalone card and asset customer servicing

Digital issuance and activation journeys for credit cards, including DSA-assisted and corporate card variants, were expanded during the year. These journeys were integrated with real-time bureau checks and document validations, reducing manual touchpoints and enabling faster disbursals.

Enhanced Customer Service and Post-Sale Fulfilment

Customer servicing continued to see strong digital adoption. The Bank now offers 89 per cent digital coverage across common retail service interactions—up from 73 per cent in FY 2024.

Key services journeys rolled out during the year included:

- Address update (cards and assets)

- Re-KYC for standalone asset customers

- SmartHub and WhatsApp-based service ticketing

Over 55 per cent of support interactions were resolved through self-service channels, powered by intelligent routing, contextual nudges and fallback to live assistance where required.

Embedded Retail Journeys and Ecosystem Integration

Retail journeys were also extended beyond the Bank's direct platforms through embedded finance partnerships with e-commerce, fintech and mobility platforms. Strategic tie-ups with platforms like Tata Neu, Swiggy and PhonePe enabled real-time, near 100 per cent digital fulfilment of savings accounts, personal loans and credit cards.

Behind the scenes, these embedded journeys were powered by the Bank's growing library of secure, reusable APIs and an orchestration framework that enabled straight-through processing (STP), verification, and activation at the point of need.

Inclusive and Assisted Digital Journeys

The Bank continued to prioritise accessibility through assisted digital journeys, especially in semi-urban and rural markets. These journeys leverage field agents, business correspondents and biometric-ready apps to support onboarding and fulfilment.

Key features included:

- Aadhaar and biometric-based KYC

- Geo-tagged documentation

- Offline-ready functionality for low-connectivity areas

Products such as gold loans, microcredit, and deposits were offered through assisted apps, ensuring financial inclusion while maintaining the speed and simplicity of digital fulfilment.

Our Distribution Channel:

The virtual channels of the Bank were set up to enhance coverage across customer segments and to ensure a holistic service experience to all customers. This is one of the key engagement channels in the Bank.

Virtual Relationship Banking is an integrated customer centric approach covering three pillars - Virtual Relationship, Virtual Sales and Virtual Care serving as a crucial component of the Bank's sales and customer engagement strategy. This approach harnesses technology to connect with customers, build relationships and promote banking products and services. This helps the Bank to expand the managed customer base, generate leads and drive revenue growth.

Recognising employees and customers as the capitals for this business, your Bank has invested heavily in training and development of its relationship managers. Training covers product knowledge, sales techniques, communication skills, compliance and regulatory requirements and customer relationship management skills.

As we transition into the digital age, a banking experience characterised by digital ease and personalised conversations remains at the core of our Virtual Relationship Management (VRM) strategy.

As a part of this strategy, relationship managers reach out to customers through remote and digital platforms resulting in deeper and cost-effective engagement. As digital literacy and exposure increases exponentially, VRMs are gaining wider acceptance through deeper engagement and relationships backed by a strong product offering thereby constituting an important component of the Bank's customer engagement strategy.

With proper training, technology support, and adherence to compliance, this channel is a highly effective tool for the Bank to drive revenue growth, expand its customer base and provide excellent customer service.

Retail Banking – Mortgage Business

Post the merger, HDFC Bank, has emerged as an institution with one of the largest mortgage loan portfolios in the country. This brings together HDFC Limited's segment expertise of over four and a half decades and in person customer connect with HDFC Bank's extensive branch network and an ability to leverage technology platforms. The home loan business has opened a fresh pathway for future growth for the Bank due to a large customer base. This increases its ability to serve customers better due to a longer tenure engagement and enhances its ability to tap into opportunities for cross-sell. The retail mortgage advances stood at ₹ 8,35,656 crore compared to ₹ 7,74,406 crore in FY 2024.

Cross-sell remains a primary focus for both existing and new customers. The Bank leverages its digital channels to minimise acquisition costs. Post the merger, over 95 per cent of the newly acquired home loan customers hold a liability account with the Bank. The home loan

customers also enjoy the benefit of a strong suite of financial products and solutions that the Bank offers, like credit cards, consumer durable loans, wealth products and insurance. This culminates in strengthening customer relationships and enables HDFC Bank to emerge as the primary banker for these customers.

Third Party Products

Your Bank distributes Life, General and Health Insurance as well as Mutual Funds (Third Party Products) to its customers. In the Financial Year 2024-25, the income from this business accounted for 24.7 per cent of the Bank's Total Fee Income.

Life Insurance

Your Bank has adopted an open architecture model for distributing insurance products from three trusted partners with a focus on offering customers a diverse array of options. For the year ended March 31, 2025, the Bank mobilised premium of ₹ 10,331 crore representing a year-on-year growth of 16 per cent. HDFC Bank's extensive distribution network includes branches, virtual channels, NRI services and wealth management. The key focus would continue to be on staff training, robust quality and control processes uniformly implemented across all partners as well as offering integrated and seamless digital on-boarding journeys. Currently, the Bank's NetBanking platform offers 66 insurance products across all partners accounting for over 49 per cent of the total policies.

Premium Earned



Non-Life Insurance

Your Bank, in collaboration with its four General Insurance and two Standalone Health and Insurance partners, has introduced innovative non-life insurance products to expand the range of offerings and provide comprehensive coverage to customers. These products are accessible through both digital and physical platforms. Employees across channels have been trained in the new products

and processes. To meet customer demands, additional manpower has been deployed across non-life insurers. As on March 31, 2025, premium mobilisation in General and Health Insurance reached a total of ₹ 4,381.6 crore representing a growth of 4 per cent over the previous year.

Premium Earned



Mutual Funds

Your Bank follows an open architecture approach in distribution of Mutual Funds and is currently associated with 37 Asset Management Companies (AMCs).

The Bank's Assets Under Management (AUM) grew by 14 per cent to reach ₹ 1,56,321 crore for the year ended March 31, 2025. The Bank offers digital on-boarding platform to customers for Mutual Fund investments through Investment Services Account (ISA) and SmartWealth (app based).

During the same period, HDFC Bank and HSL (InvestNow) witnessed a significant growth of 40 per cent in Systematic Investment Plans (SIPs) mobilisation.

Assets Under Management (AUM)



Wealth Management

In the Financial Year 2024-25, our team of over 1000 Sales and Service experts have focused on extending Wealth services to clients ranging from Ultra-HNW to Mass Affluent client segments.

HDFC Bank was adjudged as "India's Best for HNW" in the Euromoney Private Banking Awards 2025. In the Global Private Banking Awards 2024 organised by Professional Wealth Management (PWM), published by the Financial Times, HDFC Bank was adjudged the Best Private Bank in India.

Your Bank made continuous and incremental efforts to generate as well as quantify the alpha delivered in each client's portfolio. In 2025, 87 per cent of our clients had generated a positive alpha with the median client alpha at 2.6 per cent. Our aim is to incorporate alpha in all client reports and portfolio reviews.

With a sales force of over 850 team members supported by 150+ service staff and over 100 Investment Analysts, we have the largest Wealth bankers in the country. With an increase in manpower, we've put in consistent efforts in providing the best education and training to our private bankers. By conducting intensive training sessions in collaboration with top-ranked business schools such as Indian Institute of Management at Ahmedabad and Bangalore, we have groomed our in-house talent.

Service First culture is the central pillar for our business as we focus on service led sales by prioritising client delight and relationship banking. Service Quality is an essential part of RM scorecards and Supervisor KPIs. Client engagement, portfolio servicing and Net Promoter Score are key business performance assessment measures. Our Service First Culture has led to an NPS score of 87 in the Financial Year 2024-25 which is one of the highest in the industry.

With this segment specific focus, we have been consistent in growing our market share and proving to be one of the largest Wealth Managers in the country. With the help of over 100 Investor Education Initiatives having fund managers as expert guest speakers, your Bank has been able to reach across the length and breath of the country, covering Tier II and III cities as well.

Your Bank has endeavoured to become the market leader across all investor segments through curated offerings in each segment. For Ultra-HNW clients, we have more than doubled the number of products referred on our platform. Keeping our Super-Affluent clients in mind, we've introduced State-of-the-art Wealthfy reports that provide detailed portfolio diagnostics and analysis.

We have developed an advanced unassisted digital investment platform - SmartWealth that enables our clients to track their portfolios and make investments along with access to goal-based investment recommendations. With highly intuitive client experience and gamification of client journeys, this mobile first platform aims to provide access of our research to all mass affluent clients. It has more than six lakh downloads and nearly four lakh clients onboarded on SmartWealth.

HDFC Bank's wide range of investment offerings successfully adapt to the changing economic landscape to manage and create wealth for our clients, with "Protect, Manage, Grow." being our brand identity.

Wholesale Banking

The Wholesale Banking business focuses on institutional customers such as the Government, PSUs, Large and Emerging Corporates and SMEs. Your Bank offers a range of products and services encompassing working capital and term loans, trade credit, cash management, supply chain financing, foreign exchange and investment banking services.

Wholesale Banking business constituted about 42 per cent of your Bank's Gross domestic advances as per Basel II classification, with a book size of ₹ 10,82,413 crore.

The Bank has continued making significant inroads into the banking consortia of a number of leading corporates. Corporate Banking, focusing on large, well-rated companies continued to be the biggest contributor to Wholesale Banking in terms of asset size.

This business continued its attention towards engaging with Multi-National Corporations (MNCs) and capitalised on the increasing trend among large companies to consolidate their banking relationships. Your Bank strengthened its existing relationships and expanded its market share by leveraging its extensive array of product offerings. The Emerging Corporates Group focuses on the mid- market segment. Your Bank leveraged its vast geographical reach, technology backbone, automated processes, suite of financial products and quick

turnaround times to offer a differentiated service. The business continues to have a diversified portfolio in terms of both industry and geography.

In the year under review, the Bank continued its focus on the MSME sector. There has already been increased formalistion and digitalisation of the MSME sector owing to the implementation of the Goods and Service Tax (GST). Through MyBusiness, which offers comprehensive financial solutions like Business Banking, Easy Loans, Trade Services and Digital Solutions, MSMEs can conveniently access a suite of product / services tailored to meet the business requirements.

Post the merger of HDFC Limited with HDFC Bank, the Bank inherited the realty finance business. During the year, the bank increased its focus to provide construction finance in the residential and commercial space as well as lease rental discounting to leading developers in the country. The Bank increased its market share in existing relationships and added new customers. it plans to increase its geographical presence in the coming year to cater to new customers in key growing markets. The Bank focuses on providing a gamut of banking services and customised solutions to its customers in this segment.

The Investment Banking business further cemented its prominent position in the Debt Capital Markets, Equity Capital Markets and INR Loan Syndication. Your Bank is among the top three in the Bloomberg rankings of Rupee Bond Book Runners for the Financial Year 2024-25 with a market share of 11.61 per cent. Your Bank is amongst the top five in the Bloomberg rankings of Syndicated INR term loans for Financial Year 2024-25. The Bank has provided advisory services and actively assisted clients in equity fund raising through five Initial Public Offerings (IPOs) amounting to ₹ 17,250 crore (including one InvIT IPO) and one Institutional Placement of units of InvIT amounting to ₹ 8,400 crore, aggregating to about ₹ 25,650 crore for the Financial Year 2024-25. Additionally, the Bank also assisted in a government. disinvestment through an Offer for Sale amounting to about ₹ 3,450 crore.

In the Government Business, your Bank sustained its focus on tax collections, collecting direct tax (CBDT) of ₹ 6,08,278.22 crore and Indirect tax - CBIC (Custom duty + GST) of over ₹ 5,15,558.20 crore during Financial Year 2024-25. It continues to enjoy a pre-eminent position among the country's major stock and commodity exchanges in both Cash Management Services and Cash Settlement Services.

Your Bank has embarked on strategic digital transformation to enhance Customer Engagement and Employee Experience and create an ecosystem for seamless banking.

It also leverages analytics to delve deeper into corporate ecosystems resulting in better product structuring, cross sell opportunities, improved yields thus improving the Bank's share of Revenue Pools from Corporates.

HDFC Bank provides a comprehensive suite of cutting-edge platforms tailored to meet the diverse needs of corporate clients. Among these, our Corporate E-Net Banking platform stands out, offering both the reliable e-Net service and the more recently upgraded CBX platform. These platforms provide intuitive interfaces and robust functionalities empowering businesses with seamless control over their financial operations. Additionally, our Trade Platform - Trade on Net (TON) serves as a cornerstone for facilitating efficient trade transactions. Also, our Supply Chain Finance (SCF) transaction platform enables digital contract bookings and automated disbursements, streamlining end-to-end SCF transactions for the corporates. Your Bank has integrated with all the three TReDS platforms. We are also collaborating with Fintechs to integrate with Corporate ERP and offer Embedded Banking in Corporate Ecosystems journeys.

Treasury

The Treasury Department is the custodian of your Bank's cash / liquid assets and handles its investments in securities, foreign exchange and cash instruments. It manages the liquidity and interest rate risks on the balance sheet and is also responsible for meeting reserve requirements. The vertical also helps manage the hedging needs of customers and earns a fee income generated from transactions customers undertake with your Bank while managing their foreign exchange and interest rate risks.

Revenue accrues from spreads on customer transactions based on trade and remittance flows and demonstrated hedging needs. Your Bank recorded a revenue of ₹ 4,919.04 crore from foreign exchange and derivative transactions in the year under review.

As a part of its prudent risk management, your Bank enters into foreign exchange and derivatives deals with counterparties after it has set up appropriate credit limits based on its evaluation of the ability of the counterparty

to meet its obligations. Where your Bank enters into foreign currency derivatives contracts not involving the Indian Rupee with its customers, it typically lays them off in the inter-bank market on a matched basis. For such foreign currency derivatives, your Bank primarily carries the counterparty credit risk (where the customer has crystallised payables or 'mark-to-market' losses) and may carry only residual market risk, if any. Your Bank also deals in derivatives on its own account including for the purpose of its own balance sheet risk management.

HDFC Bank is also a nominated agent for the bullion imports and has a significant market share in that business.

Your Bank maintains a portfolio of Government securities in line with the regulatory norms governing the Statutory Liquidity Ratio (SLR). A significant portion of these SLR securities are in 'Held-to-Maturity' (HTM) category, while some are 'Available for Sale' (AFS). The Bank is also a primary dealer for Government Securities. As a part of this business, your Bank holds fixed income securities as 'Held for Trading' (HFT).

In the year under review, your Bank continued to be a significant participant in the domestic exchange and interest rate markets. It also capitalised on falling bond yields to book profits and is now looking at tapping opportunities arising out of the liberalisation in the foreign exchange and interest rate markets.

B. International Business

During the year, your Bank stayed on course to cater to NRI clients and deepen its product and service proposition. HDFC Bank's international operations comprise five branches, located in Hong Kong, Bahrain, Dubai International Financial Centre (DIFC), Singapore and an IFSC Banking Unit in Gujarat International Finance Tec-City. Additionally, it has four representative offices in Kenya, Abu Dhabi, Dubai and London respectively, catering to Non-Resident Indians and Persons of Indian Origin.

The Bank's product strategy in International Markets is customer centric and it has products to cater to client needs across asset classes. GIFT City branch offers products such as trade credits and foreign currency term loans (including external commercial borrowings). It is gradually widening the product offerings to cater to the needs of Resident and Non-Resident clients and capitalise on the growth in the financial centre.

As on March 31, 2025, the Balance Sheet size of International Business was US $ 10.83 billion. Advances constituted 1.75 per cent of the Bank's advances. The Total Income contributed by Overseas Branches constituted 1.44 per cent of the Bank's Total Income for the year.

> **International Business Balance Sheet**
>
> ## US $ 10.83 billion

C. Partnering with Government, Institutions and Start–Ups

It has been another year of steady progress for Government, Institutional Business and Start–Ups within your Bank. Some of the key highlights and new initiatives include:

1. Increased focus on the retail Government deposits resulted in your Bank acquiring over 10 per cent of the market share in 201 districts.

2. Your Bank continues to rank among the top three leading Government Agency Banks for collecting Central Government taxes. Substantial market shares were acquired in collections of Direct Tax, GST and Custom Duty as per tax collection data reported through PIB & CGA, Government of India. Your Bank has now started sourcing accounts under the Senior Citizens Savings Scheme on behalf of the Central Government.

HDFC Bank's Market Share:



Direct Tax Collections	~25%
Customs & Excise Duty Collections	~18%
Goods & Service Tax Collections	~17%

3. Your Bank facilitated the transfer of funds flowing from the Central Government to various beneficiaries under the aegis of the Centrally Sponsored Schemes, Central Sector Schemes, and the 15th Finance Commission. The total flows processed grew by 11 per cent year on year.

4. Your Bank continues its initiatives on digitalisation of financial operations of government entities. For example, it has enabled online collection of revenues from wayside amenities for National Highway Logistics Management Limited.

5. On disbursements, your Bank has helped digitalise payments to beneficiaries against land acquisition activities undertaken by various authorities for development of national infrastructure.

6. Your Bank is now integrated with National e-Governance Services Limited (NeSL) enabling online access and validation of electronic Bank Guarantees (eBGs) to serve customers better.

7. Your Bank is now integrated with treasury systems across six states to enable beneficiary account validation, payments, transaction and balance reporting.

8. Your Bank has successfully harnessed the granular business opportunity at District-level, Block-level and Gram Panchayat-level. It has introduced a new bundled offering called "Panchayat Kavach" where complimentary non-life insurance of ₹ 5 lakh and several exclusive benefits are provided to secure the Gram Panchayats from various calamities.

9. Your Bank has also driven digitalisation at district level through solutions that enable expenditure reporting and associated payments through integration with the Bank's payment channels.

10. Your Bank has intensified its efforts to engage with pensioners implementing the following measures:

    a. Enhancing pension product for defence pensioners, with personal accidental death coverage of ₹ 50 lakh till the age of 80.

    b. In the Financial Year 2024-25, we ensured that 99 per cent of pensioners (our customers) successfully submitted their digital life certificates in the Pension Processing System of the Bank through a hassle-free experience.

    c. Further, your Bank has extended its pension disbursement services to non-HDFC Bank accounts thus servicing a wider pensioner population.

11. Your Bank continues to expand its presence in the education sector and has successfully on-boarded approximately 42 per cent of universities nationwide. Some of the marquee additions during the year include IIM Kozhikode, IIM Visakhapatnam, AIIMS Jammu, Mahadevappa Rampure (MR) Medical College, Shekhawati University and Central Sanskrit University. Additionally, your Bank onboarded notable religious organisations, including Dwarkadhishji Mandir, Thakur Shri Bankey Bihari Ji Maharaj Vrindavan, Shri Digamber Jain Atishay Teerth Kshetra Chandragiri Dongargarh, Sri Rajapur Jagannath Mandir, Catholic diocese of Kottayam, Shri Bhimakali Temple, Haryana Wakf Board and the chain of ISKCON temples.

12. Your Bank has received positive customer feedback for its recent digital products and solutions:

    a. **FarSight Dashboard:** Building on the existing solution, your Bank has further enhanced the FARSight Dashboard to provide visibility across accounts and offer cashflow forecasting capabilities for customers to plan their finances.

    b. **GIGA:** Your bank launched GIGA – an industry first banking programme tailored specifically for gig/platform workers. GIGA addresses an underserved demographic, by understanding the unique challenges faced by them such as irregular income, lack of financial security and limited access to traditional banking services.

    GIGA Program includes a specialised savings account with relaxed quarterly balance requirements, debit and credit cards with value added offers, affordable health insurance for themselves and their family, unique flexible investment products which enables them to 'invest when they can and how much they can' instead of a traditional systematic investment plan. Additionally, a range of loans to meet their borrowing needs are also offered.

13. Your Bank is committed to enabling smooth cross-border transactions for Indian merchants, freelancers, MSMEs and exporters. In line with RBI's regulations on online payment gateway service providers/ payment aggregators – cross border, your Bank is collaborating with fintech partners for providing authorised dealer services to enable secure and hassle free cross–border trade settlements.

14. **Start–up Banking:** Your Bank provides a comprehensive range of banking products specially curated for the start-up ecosystem. In furtherance of its objective to support the banking and financial needs of start-ups, your Bank signed MoUs with prominent start-up ecosystem partners. Most of them are government nodal agencies and incubators located at educational institutions. Some of the partners are:

   a. Department for Promotion of Industry and Internal Trade (DPIIT), Government of India

   b. Society for Innovation and Entrepreneurship (SINE), IIT Bombay

   c. Kerala Startup Mission (KSUM)

   d. Startup Odisha

   e. Startup Assam

   f. Hyderabad University

   g. Manipal University, Jaipur–Technological Incubation Centre

   h. Chitkara University

15. **HDFC Tech Innovators 2024:** Your Bank along with HDFC Capital Advisors spearheaded HDFC Tech Innovators 2024, a joint initiative of HDFC Bank group companies - HDFC AMC, HDFC Ergo, HDB Financial Services, HDFC Life, and HDFC Securities to promote innovations and opportunities for technology related start-up ventures. Over 2,000 applications were received across five categories - Fintech, Proptech, Sustainability Tech, Consumer Tech and New Age Tech. The top 10 winners were selected by a grand jury comprising HDFC Bank Group leadership, venture capitalists, senior industry executives and unicorn founders.

16. **Parivartan Start–Up grants:** Your Bank supported 20 incubators associated with reputed academic institutions and 87 start-ups through the eighth edition of the Parivartan Start-Up Grants. This year, your Bank partnered with three nodal government agencies, each contributing to specific thematic areas:

   a. **Reserve Bank Innovation Hub:** Identifying/ developing a product/process/policy to make banking inclusive for women

   b. **Startup India:** Strategic partnership for access to startup ecosystem

   c. **MeitY India AI Mission:** Strategic partnership towards nurturing AI solutions for large scale socio-economic impact.

d. Semi-Urban and Rural

Your Bank has traditionally focused on the Semi-Urban and Rural (SURU) markets. As rural incomes and aspirations rise, your Bank's focus on this market has only increased as it caters to the demand for better quality financial products and services. The Bank has been increasing its presence in Semi-Urban and Rural markets through various groups in the Bank with the objective of increasing lending.

Apart from meeting its statutory obligations under PSL (Agri and Allied activities, Small and Marginal Farmers and Weaker Sections), your Bank has been offering a wide range of products on the asset side, such as Auto, Two-Wheeler, Personal, Gold, Light Commercial Vehicle (LCV) and Small Shopkeeper Loans in these markets. Having expanded the rural footprint to more than 2.35 lakh villages, HDFC Bank now plans to increase its coverage in existing villages and deepen the relationships. The Semi-Urban and Rural push has been backed by the Bank's digital strategy. Your Bank's operations in Semi-Urban and Rural locations are explained below:

Agriculture and Allied Activities

Your Bank's assets in Agriculture and Allied activities (PSL + Non PSL) stood at ₹ 3,73,863.65 crore as on March 31, 2025.

The Key to HDFC Bank's success in the existing market has been its ability to leverage various opportunities through:

   1. A diverse product range

   2. Faster turnaround time

   3. Distribution strength

   4. Innovative digital solutions

HDFC Bank's extensive product portfolio encompasses pre and post-harvest Crop Loans, Farm Development / Investment Loans, Two-Wheeler Loans, Auto Loans, Tractor Loans, Small Agri Business Loans, Loan Against Gold, Loan to landless labourers and more. This comprehensive offering has enabled the Bank to establish a robust presence in rural areas with its asset products. Additionally, it has been a prominent participant in the Agri Infrastructure Fund Scheme consistently achieving allocated targets set by the Government.

HDFC Bank is increasingly involved in facilitating various Government / Regulatory Schemes to other Non-crop Segments, including Agri-allied and Small Agri-Business Enterprises, as well as Rural MSMEs. A unique business model encompassing a wide variety of products and services driven by a relationship management approach ensures suitable solutions as well as financial literacy to farmers. The Bank has tailored a range of crop and geography-specific products to align with harvest cycles and address the specific needs of farmers across diverse Agro-climatic zones. This customer-centric approach has transformed the rural banking services, enabling the delivery of personalised offerings to meet the evolving needs of rural customers effectively.

Products such as post-harvest cash credit and warehouse receipt financing facilitate faster cash flows to farmers, while credit is also extended for Allied Agricultural Activities such as Dairy, Pisciculture, and Sericulture. Moreover, HDFC Bank's targeted branch expansion in SURU regions coupled with digital interventions aims to create a superior customer experience and position it as a future-ready institution.

Participation in Government Schemes

As a part of Atmanirbhar Bharat Abhiyan, the Government of India has announced several schemes/enablers across several sectors, particularly in the Agriculture sector. Your Bank is implementing almost all such initiatives / schemes targeting multiple stakeholders in the Agri ecosystem.

Agriculture Infrastructure Fund (AIF) Scheme:

Through this scheme, the Bank is offering medium to long-term debt for investment in viable projects pertaining to post-harvest management and infrastructure development like construction of warehouses/silos. As of March 31, 2025, under the AIF scheme, your Bank has sanctioned ₹ 6,359 crore covering 8,859 projects and disbursed ₹ 4,642 crore covering 7,494 projects. During the year under review, your Bank has sanctioned ₹ 1,991

crore for 3,529 projects and disbursed ₹ 1,843 crore for 3,363 projects.

- The Project Monitoring Unit, AIF, Ministry of Agriculture and Farmer Welfare has set specific targets through various campaigns. Your Bank achieved 106 per cent of assigned target by approving ₹ 688 crore against target of ₹ 650 crore in AIF PRAGATI Campaign conducted between January 1 and February 15, 2025.

- In the ARISE Campaign conducted between June 18 and July 31, 2024, your Bank has secured second position amongst all Scheduled Commercial Banks (SCBs) by approving 1,421 applications.

Pradhan Mantri Formalisation of Food and Micro Enterprises (PMFME):

Your Bank is actively implementing the scheme and passing the benefits to all eligible borrowers in the food processing sector.

In the year under review, loans worth ₹ 549 crore were sanctioned for 2,929 projects and ₹ 567 crore has been disbursed for 3,319 projects.

Other Agri schemes, where your Bank has significantly contributed include Agri Marketing Infrastructure Fund (AMIF), Animal Husbandry Infrastructure Fund (AHIDF), Credit Guarantee Fund for Micro Units, National Livestock Mission (NLM) as well as state-specific Government schemes.

To address high volume and low-value ticket loans in Agri-Business with a digital optimisation strategy, your Bank plans to onboard AgriTech-BCs with differentiated business models. These BCs will help source and service small and marginal farmers.

Funding Small and Marginal Farmers (SMFs):

Your Bank views lending to the agriculture sector, including to small and marginal farmers, as a huge opportunity and not just a regulatory mandate to meet priority sector lending requirements. The Bank has leveraged its extensive knowledge of rural customers to create as well as deliver products and services at affordable price points with a quick turnaround time. This has enabled HDFC Bank to establish a strong footprint in the rural geographies which it has now leveraged to increase its penetration of liability products.



In the Financial Year 2023-24, your Bank serviced customers in about 2.25 lakh villages. Through a plethora of interventions, the number of villages grew to over 2.35 lakh in the Financial Year 2024-25. Your Bank has put in place a strategy to further penetrate these villages and add more customers through a variety of products for farmer financing.

HDFC Bank has financed and supported 35 lakh Small and Marginal Farmers. This was achieved through a strategy to engage closely with small and marginal farmers through customised agriculture loans. Leveraging the government schemes it has launched various secured/unsecured loan products including Loan Against Gold as security, targeting small and marginal farmers in Agri and Allied segments.

Farmer Producer Organisations (FPOs):

For agriculture productivity and incomes to grow, aggregation of farm holdings in the form of FPOs is the key strategy to double farmers' income. Leveraging the government scheme for formation and promotion of 10,000 new FPOs (Credit guarantee is available from NABARD / CGTMSE), your Bank has funded eligible FPOs for working capital and term loan requirements. As of March 31, 2025, your Bank was able to reach 249 FPOs covering about one lakh small and marginal farmers.

Digital Interventions

Some of the digital interventions made by your bank include:

Digitalising Milk Procurement:

This initiative brings transparency in the milk procurement and payment process which benefits both farmers and dairy societies. Multi-function Terminals (MFTs), popularly known as Milk-to-Money ATMs, are deployed in dairy societies. The MFTs link the milk procurement system of the dairy society to the farmer's account to enable faster payments. MFTs have cash dispensers that function as standard ATMs. Payments are credited without the hassles of cash distribution. Further, this process creates a credit history which can then be used for accessing bank credit. So far, the Bank has digitalised payments at various milk cooperatives across two states also 279 milk cooperatives actively serving and benefitting more than 1.66 lakh dairy farmers and facilitated 41.72 lakhs transactions. Apart from dairy and cattle loans, customers gain access to the Bank's products including digital offerings such as 10 Second Personal Loan, Kisan Credit Card and Bill Pay.

Gold Loans:

Your Bank is making inroads into a market dominated by the unorganised sector, moneylenders and pawn brokers. The Bank is keen on making the gold loan facility available across the length and breadth of the country. As on March 31, 2025, the Bank is offering gold loans through 4,617 branches, with 46 per cent of these branches in Semi-Urban and Rural location. HDFC Bank ended the year with a Gold Loan Portfolio of ₹ 18,716 crore with growth of 28 per cent over the previous year.

Your Bank is implementing its blueprint of making gold loans available in most of its branches and thereby taking this product within the reach of otherwise untapped customer segments

Social Initiatives in Farm Sector

The farm sector faces threats arising out of climate change as evident from the growing number of extreme weather events. In addition, factors like soil health, input quality (seeds and fertilisers), water availability and Government policy have significant impact, along with price realisations and storage facilities. All this has an impact on farm yield and income.

Given the vulnerabilities, it is critical to strengthen climate resilience and adaptability of the agri-food sector. In this context, your Bank has launched a variety of initiatives such as Holistic Rural Development Programme (HRDP), Crop Residue Management Project amongst others. Within regulatory guidelines, your Bank has also been providing relief to impacted farmers. It also has put in place systems designed to enable Direct Benefit Transfers in a time-bound manner.

Lending to the agriculture sector, including to small and marginal farmers, is a regulatory mandate as part of priority sector lending requirements. The Bank has leveraged its extensive knowledge of rural customers to create as well as deliver products and services at affordable price points and with a quick turnaround time. This has enabled it to establish a strong footprint in the rural geographies which has now been leveraged to increase penetration of liability products. Further, your Bank has been working with a segment-specific approach like funding to horticulture clusters, supply chain finance, agri business, MSMEs and dairy farmers. It also continues to engage closely with farmers to mitigate risks and protect portfolio quality.



Micro, Small and Medium Enterprises (MSME)

The MSME sector serves as an important engine for economic growth and is one of the largest employers in the economy.

As on March 31, 2025, your Bank's assets in the MSME segment stood at ₹ 5,24,101.10 crore.

The Micro Enterprises assets alone stood at ₹ 1,54,028.51 crore.

The Union Government and the Reserve Bank of India (RBI) have been providing support for lending to MSME segment on an ongoing basis. Apart from various schemes to support MSMEs during the pandemic, the Government has also launched a revamped CGTMSE scheme with an increased limit threshold for guarantee cover and reduction of guarantee fee. Many other schemes like Credit Guarantee to Start Ups (CGSS), eNWR guarantee scheme have been rolled out.

Your bank emerged as one of the leading contributors to CGTMSE in the Financial Year 2024-25 also, supporting the MSME sector with guarantee-covered credit facilities. This has further supported the growth of MSME loans which have shown a year-on-year growth of 4.07 per cent.

The pace of digitalisation among MSMEs has accelerated, which has helped to speed up the pace of disbursement and increase transparency in the sector. Customers can now apply online and submit required documents digitally and they can also execute post-sanction agreements digitally to avail of facilities quickly with straight-through disbursement. The Government's digitalisation push, the adoption of GST and reforms in return filings, such as income tax have made it easier to access customer cash flow and financial data, which can be used to support decision making and portfolio monitoring. Your Bank's SME portal continues to offer ad hoc approvals and pre-approved Temporary Overdrafts (TODs) on a simplified and faster basis to existing customers. They can request a top-up of loans and submit the required documents online. The SME portal also allows customers to access your Bank's services related to sanctioned credit facilities 24/7 from anywhere. Customers can download various certificates and statements as needed on an ongoing basis.

On the trade side, your Bank focuses on customer engagement to increase the penetration of Trade on Net applications. Trade on Net is a complete enterprise trade solution for customers engaged in domestic and foreign trade. It enables them to initiate and track requests online seamlessly, reducing time and costs.

Financial Inclusion and Financial Literacy to educate and empower the under-banked

The philosophy of financial inclusion is about seamless delivery of financial services. This includes opening of savings bank accounts to inculcate the savings habit/ transactions, extending credit for productive, personal and other purposes and offering value added services such as micro-insurance, pension products among others. The Bank, through its wide network of branches and business correspondents coupled with enhanced digital offerings such as BHIM UPI as well as Aadhaar and RuPay-enabled Micro-ATMs ensures a wide coverage pan-India.

HDFC Bank is committed to extending banking services to deeper geographies in the country to educate, empower and enable citizens to be a part of the formal financial system. The bank believes that financial literacy is an important tool for promoting financial inclusion and has adopted an integrated approach, wherein its efforts towards Financial Inclusion and Financial Literacy go hand in hand.

Through Financial literacy and education, the Bank disseminates information on the general banking concepts to diverse target groups, including students, women, rural and urban poor, pensioners and senior citizens to enable them to make informed financial decisions as well as to make people understand the benefits of linking with the banking system.

Your Bank has been actively committed to offering a multitude of Government schemes across diverse geographies. Below are key highlights:

- **Pradhan Mantri Jan Dhan Yojana and Social Security Schemes (PMJJBY, PMSBY and APY):** To enhance financial inclusion coverage.

  Support: Opened more than 50 lakh PMJDY accounts and enrolled 90.97 lakh customers in Social Security Schemes (PMJJBY, PMSBY and APY) since inception.

- **Financial Literacy Camps (FLCs):** To educate and empower citizens to understand the benefits of joining the formal financial system.

Support: The Bank has cumulatively covered over 1.84 crore customers through its FLCs. During the Financial Year 2024-25, the bank has conducted 4.97 lakh FLC camps covering 30.65 lakh participants.

- **Pradhan Mantri Mudra Yojana (PMMY):** To enable small borrowers to borrow upto ₹ 20 lakh for non-farm income generating activities.

  Support: Since the launch of the scheme, the Bank has extended loans amounting to ₹ 88,664 crore to 1.32 crore beneficiaries.

- **Stand Up India (SUPI):** To empower Scheduled Caste, Scheduled Tribe and Women borrowers.

  Support: Your Bank has extended loans amounting to ₹ 3,720 crore to 16,115 beneficiaries since inception of the scheme.

- **Prime Minister's Employment Generation Programme (PMEGP):** A special scheme aimed at generating employment opportunities in rural and urban areas through establishment of new self-employment ventures, projects and micro-enterprises.

  Support: The Bank has disbursed funding of ₹ 390 crore since inception to micro-enterprise units in manufacturing and service sectors.

- **PM-Street Vendors AtmaNirbhar Nidhi (PM-SVANidhi):** Special scheme under micro-credit facility for street vendors providing collateral-free, affordable term loans of ₹ 10,000 for one year in the 1st tranche.

  Support: Your Bank has provided loans to 40,302 Street Vendors since inception and educated and encouraged them to adopt digital transactions through the "Main Bhi Digital" campaign.

- **Aadhaar Seva Kendras (Aadhaar enrolment and updation service):** Your Bank provides Aadhaar enrolment and update services at branches that are designated as Aadhaar Seva Kendras.

  Support: More than 65.8 lakh enrolments and updates undertaken since inception basis explicit customer request.

Sustainable Livelihood Initiative

Our Sustainable Livelihood Initiative (SLI) is a holistic approach that aims to deliver financial support to that section of the population who lack access to formal banking services.

For details click on *https://www.hdfcbank.com/personal/borrow/other-loans/sustainable-livelihood-initiative*

E. Environmental Sustainability

Sustainability is one of the core values of the Bank. The details are covered in pages 112 to 135.

F. Business Enablers

1. People

People is one of the core values of the Bank. Through continuous reinforcement and alignment with our strategic objectives, the HDFC Bank Culture Framework ensures that over 2.14 lakh employees are equipped to succeed in an ever-evolving landscape. Our supervisory behaviour framework - Nurture, Care, Collaborate (NCC) - empowers our workforce with the knowledge and guidance needed to lead transformation. We focus on acquiring diverse talent and prioritise their well-being, safety and development, fostering an inclusive environment where they can thrive and grow.

For details please refer to pages 150 to 167.

2. Leveraging Technology for Growth and Technology Absorption

In the Financial Year 2024-25 HDFC Bank advanced its long-term technology strategy with an integrated approach to digital, data, and risk transformation. Our ambition to build a future-ready, inclusive financial institution continued to gain ground—guided by the belief that technology must serve the customer, not complexity.

The year saw the convergence of three key forces:

- A pivot towards platform-led architecture,

- A sharp focus on digitalising every meaningful journey, and

- A proactive stance on resilience and responsible AI exploration.

Our "Shift Right" strategy, launched in FY 2024., served as the compass—anchoring transformation around five pillars: Journeys, Channels, Core, Data, and Security.

Reimagining the Banking Experience

Across customer segments—retail, SME, and enterprise—we reengineered critical touchpoints to be more responsive, inclusive and insight-led.

- 86 per cent of new account acquisitions and 79 per cent service requests were fulfilled digitally, supported by simplified onboarding, real-time validations, and assisted journeys where needed.

- High-volume lending products like Xpress Car Loans, Business Loans and Gold Loans saw scale through straight-through processing and biometric KYC flows.

- In rural and semi-urban India, digitally assisted journeys enabled credit and deposit access via local business correspondents—reducing onboarding time and improving branch capacities.

Our customer-first design philosophy enabled us to deliver outcome-based journeys, not just digital workflows—focused on speed, intuitiveness and self-resolution.

Scaling Digital Interfaces with Intelligence

Our newly upgraded Mobile and NetBanking platforms—rolled out in phases—have ushered in a cutting-edge experience, featuring unified views, smart navigation and enhanced security protocols that elevate every interaction.

Conversational interfaces through HDFC BankOne handled over 3.7 crore customer engagements monthly, while WhatsApp Banking emerged as the preferred channel of our customers. Over half of all service requests now flow through digital self-service channels, with fallback to agents only when required.

The launch of Pixel, a fully digital, app-native credit card, saw strong traction. It is built on the principles of configurability, real-time servicing and contextual engagement.

Deepening Ecosystem Play: Embedded and API Banking

Our embedded banking model evolved into an anchoring capability:

- We scaled integrations with partners like Tata Neu, PhonePe and Swiggy enabling seamless API-led journeys for retail lending and cards.

- Over one lakh products were sourced monthly through these ecosystems.

- Our co-branded cards portfolio expanded with curated benefits, contextual offers and intelligent onboarding.

We also enhanced our cross-border offering:

- HDFC Bank now handles over 20 per cent of India's inbound remittances through tie-ups with Lulu Exchange, Flywire and PayMyTuition, supported by over 115 correspondent arrangements.

A robust API-first orchestration layer continues to drive plug-and-play capability for partners, enabling secure, real-time access to banking infrastructure across platforms.

Modernising the Core for Real-Time, Resilient Scale

Financial Year 2024-25 marked a major milestone with the migration of our Core Banking System to a next-gen engineered platform—making HDFC Bank one of the largest banks in the country to host its core ecosystem on a modern, scalable architecture.

This was complemented by:

- The first deployment under our "Lighten the Core" strategy-Payments Hub-which modularised IMPS processing with reduced latency.

- Active-active data center configurations and infrastructure upgrades across payments, origination and loan management platforms.

These foundational shifts allow us to handle exponential digital growth while preserving availability and performance.

Harnessing Data for Insight-Led Decisions

The Bank initiated a Data Lake House programme to centralise data from across systems, enabling scalable analytics, improving accuracy and regulatory compliance.



Built on modern open-stack technologies, the platform supports better decision-making, standardises master data, and strengthens governance through unified controls, lineage tracking and reduced duplication.

Cybersecurity and Digital Risk: A Measured Approach

As the Bank expands its digital footprint, safeguarding customer data and ensuring system integrity remain paramount. In FY 2025, HDFC Bank strengthened its cybersecurity architecture with a comprehensive suite of tools and governance frameworks designed to manage evolving risks, ensure regulatory alignment and preserve operational continuity.

The Bank continued to enhance its Zero Trust Architecture, reducing reliance on perimeter defences and embedding verification at every access point— across users, systems and APIs. These principles now underpin access controls, policy enforcement and cloud governance across business-critical environments.

The Bank protects its customer data and digital services through a range of advanced security measures. By deploying PRISMA Cloud Infrastructure Entitlement Management (CIEM), the Bank effectively manages and restricts cloud permissions based on least-privilege principles. The integration of Accops Secure Gateway provides MFA-protected access to crucial internet-facing applications while Zscaler Private Access (ZPA) ensures secure, policy-driven remote connectivity in line with the Bank's Zero Trust roadmap. Additionally, the Cloud Web Application Firewall (WAF) safeguards against application-layer threats across digital channels. Continuous monitoring, detection and remediation of cloud misconfigurations and vulnerabilities are achieved through the Cloud Security Posture Management (CSPM) and Cloud Workload Protection Platform (CWPP). The Bank also employs Cloud Access Security Broker (CASB), Browser Isolation and CI/CD Security Controls to secure SaaS usage and development pipelines. Lastly, Attack Surface Monitoring (ASM) continuously scans and secures exposed digital assets throughout the enterprise.

Collectively, these investments reinforce the Bank's commitment to secure-by-design architecture ensuring that innovation, scale and resilience go hand in hand with responsible risk management.

Serving Enterprises and SMEs with Speed and Simplicity

Our Corporate and Wholesale Banking business saw strong digital adoption through:

- Rollout of fully digital onboarding journeys for working capital and trade finance.

- Enhancements to CBX (Corporate Banking Exchange), which now processes large volume of transactions monthly, with API share steadily rising.

In parallel, our SmartHub suite scaled across SME and merchant communities with embedded finance, payments and loan origination stitched into a single interface.

Building at Scale: Agile Tech Delivery

The Factory model continues to be the nucleus of digital execution at HDFC Bank—with dedicated units focused on:

- Experience design

- Mobile and cloud engineering

- APIs and orchestration

- Data and GenAI

- Secure-by-design architecture

Various high-impact programmes were executed in FY 2025 using this construct—ranging from core modernisation to next-gen servicing platforms.

The Next Chapter: Responsible GenAI and Platform-Led Innovation

Financial Year 2024-25 served as the foundation year for AI-readiness. A structured platform approach is being developed with focus on:

- Secure, reusable models and components for scalability

- Built-in observability and compliance

  The Bank is exploring a Class of Problems methodology—prioritising high-impact, enterprise-wide opportunities over isolated use cases. This approach ensures scalability, consistency and measurable business outcomes.

Early pilots in documentation, support, underwriting and productivity workflows have validated the potential for GenAI to augment decision-making and reduce operational friction.

What Lies Ahead

Financial Year 2024-25 was a year of bold action, modernisation and simplification. In FY 2026, our focus sharpens towards:

- Scaling digital platforms with embedded capabilities

- Operationalising responsible GenAI

- Delivering contextual experiences at the edge

- Sustaining resilience while enabling agility

HDFC Bank's technology and digital strategy remains focused not just on keeping pace with change—but on shaping the future of customer-centric, inclusive and intelligent banking in India.

Cybersecurity

Cybersecurity is at the heart of the technology transformation journey and the Bank is deeply committed to ensuring robust cyber security with substantial advancements being made to further fortify its infrastructure and applications. Key initiatives in this regard include:

- Significant advancements to consolidate cyber security through initiatives such as the foundation of a next-generation Cybersecurity Operations Center (CSOC) for predictive security and incident management, introduction of Security Orchestration, Automation and Response (SOAR) to reduce incident response times and network micro-segmentation for better control, visibility and preparedness against ransomware.

- The initiative and approach to leverage AI and ML as an entire suite to proactively detect and respond to threats is managed through the deployment of next generation Security Incident Event Management (SIEM) solution augmented by Artificial Intelligence (AI) and Machine Learning (ML) capabilities along with strong User Entity Behavioral Analysis (UEBA) functionalities and built-in threat modelling.

- 24/7 defacement monitoring and vulnerability management of the bank's internet properties, antivirus / malware program, patch management, penetration

testing, etc. for minimising the surface area for cyber security attacks and fortifying the Bank's assets like infrastructure and applications.

- Dedicated program for attack surface management (ASM) that includes continuous attack surface discovery and probing for weaknesses on the discovered assets. There has been a continuous effort to ensure that all significant weaknesses are remediated within a reasonable timeframe.

- Adopting a zero-trust architecture approach to ensure protection against cyber-attacks.

- Implementation of Anti-Advanced Persistence Threat (Anti-APT) system agent on all endpoints in the Bank to protect from zero-day malware attacks. All network elements such as email, web as well as endpoint computers are protected by the anti-APT system.

- Enterprise solutions such as Data Loss Prevention (DLP) to monitor sensitive data stored, transmitted and shared by users, and to prevent and detect data breaches. All endpoints have proxy agent configured to ensure that only authorised websites are accessed. All outgoing e-mails are monitored through DLP solution.

- Laptop Encryption: Data encryption ensures that business-critical and sensitive data is not misplaced, thereby preventing any reputational damage and curtailing monetary losses. Hard disk encryption is implemented on all laptops.

- Implementation of Domain-based Message Authentication, Reporting and Conformance (DMARC) system for protecting the Bank's domain from unauthorized use, commonly known as 'email spoofing'.

Technology related challenges over the past few years have only made the Bank's resolve stronger to consolidate and fortify its technology environment. Focused technology / digital investments and programs in technology are pivotal to the Bank in the new age of digital banking and experiences for its customers.

Service Quality Initiatives and Grievance Redressal

Customer Focus is one of the five core values of the Bank. Given a highly competitive business environment, especially with diverse lines of businesses, we continuously strive to enhance customer experience. Delivering exceptional product

quality and customer service is a prerequisite for sustained growth. The Bank strives to achieve this by seeking customer feedback, benchmarking with best-in-class business entities and implementing customer-centric improvements. We have adopted a well-defined three-step strategy towards Customer Service - Define, Measure and Improve. Towards improving customer experience, the Bank has adopted industry best practices and continuously acts on customer feedback secured across multiple channels.

HDFC Bank has adopted a multi-pronged approach to provide an omnichannel experience to its customers. On the one hand, it has traditional touchpoints like branches, email care and PhoneBanking. On the other hand, it has state-of-the-art platforms like NetBanking, MobileBanking, WhatsApp Banking, the chatbot Eva and the Bank's exclusive social care handles. The Bank also has a Virtual Relationship Management programme to cater to various financial needs in a personalised manner.

One of the key strategies adopted by your bank is to leverage the benefits of Artificial Intelligence (AI) and Automation in providing better customer service – which entails (a) Speed of Response (b) Accuracy of Response (c) Response being In line with regulatory prescriptions and (d) in-depth root cause analysis to reduce/eliminate recurrence of customer grievances.

Customer service performance and grievance redressal are regularly assessed at various levels, including Branch Level Customer Service Committees, Virtual Level Customer Service Committees, Standing Committee on Customer Service and Customer Service Committee of the Board. HDFC Bank has implemented robust processes to monitor and measure service quality levels across touchpoints, including at product and process level through the efforts of the Quality Initiatives Group.

The service quality team conducts regular reviews across various products, processes and channels, focusing on improving the customer experience. A unique Service Quality Index (SQI) has been developed to measure the performance of key customer facing channels based on critical customer service parameters. This SQI enables customer facing channels to identify improvement areas, thereby raising service standards.

One of the basic building blocks of providing acceptable level of customer service is to have an effective Internal Grievance Redressal Mechanism / Framework. HDFC Bank has developed a comprehensive Grievance Redressal Policy, Customer Rights Policy, Customer Protection Policy and a

Customer Compensation Policy duly approved by the Board which outline a framework for resolving customer grievances in an effective manner. These policies are accessible to customers through the Bank's website and branch network.

HDFC Bank has created multiple channels for customers to provide feedback and register grievances facilitating a transparent and accessible system. As a pioneer in innovative financial solutions and digital platforms, the Bank has witnessed an increased utilisation of its digital channels. Keeping customer interest in focus, the Bank has formulated a Board approved Protection Policy which limits the liability of customers in case of unauthorised electronic banking transactions.

This Bank is compliant with the RBI Internal Ombudsman Scheme of RBI Guidelines. At the apex level, as a part of the Internal Grievance Redressal mechanism, the Bank has appointed seasoned-retired bankers as Internal Ombudsmen to independently review any customer grievance which is partly/wholly rejected by the Bank before the final decision is communicated to the customer.

HDFC Bank is on a journey to measure customer loyalty through a high velocity, closed loop customer feedback system. This customer experience transformation programme helps employees to empathise better with customers and improve turnaround times. Branded as 'Infinite Smiles', the programme helps establish behaviours and practices that result in customer-centric actions through continuous improvement in products, services, processes and policies.

The Bank remains committed to placing the customer at the centre of its operations. By consistently improving customer experience, adopting an omnichannel approach and implementing robust service quality and grievance redressal mechanisms, it aims to build and nurture lasting relationships.

Risk Management and Portfolio Quality

Your Bank's historical focus on Pillar 1 risks, including Credit Risk, Market Risk and Operational Risk has been expanded in response to the evolving banking landscape. Liquidity Risk, Information Technology Risk, Information Security Risk, Group Risk and Model Risk have also emerged as critical considerations. These risks not only impact your Bank's financial strength and operations but also its reputation. To address these concerns, your Bank has established Board-approved risk strategy and policies overseen by the Risk Policy and Monitoring Committee (RPMC). RPMC is a Board level committee, which supports the Board by supervising the

implementation of the risk strategy. It guides the development of policies, procedures and systems for managing risk. It ensures that these are adequate and appropriate to changing business conditions, the structure and needs of the Bank and the risk appetite of the Bank. It ensures that frameworks are established for assessing and managing various risks faced by the Bank, systems are developed to relate risk to the Bank's capital level and methods are in place for monitoring compliance with internal risk management policies and processes.

The hallmark of your Bank's risk management function is that it is independent of the business sourcing unit with convergence only at the CEO level.

The gamut of key risks faced by the Bank which are dimensioned and managed include:

- Financial Risks:

    - Credit Risk,

    - Market Risk

    - Interest Rate Risk in the Banking Book

    - Liquidity Risk

    - Intraday Liquidity Risk

    - Intraday Credit Risk

    - Credit Concentration Risk

- Non-Financial Risks

    - Operational Risk

    - Information Technology and Information Security Practices

    - Technology Risk

    - Third Party Products Risk

    - Outsourcing Risk

- Group Risk (various risks pertaining to subsidiaries)

- Model Risk

- People Risk

- Business Risk

- Strategic Risk

- Compliance Risk

- Reputation Risk

Financial Risks:

Credit Risk

Credit Risk is the possibility of losses associated with diminution in the credit quality of borrowers or counterparties. Losses stem from outright default or reduction in portfolio value. Your Bank has a comprehensive credit risk architecture, policies, procedures and systems for managing credit risk in its retail and wholesale businesses. Wholesale lending is managed on an individual as well as portfolio basis. In contrast, given the granularity of individual exposures, retail lending is managed largely on a portfolio basis across various products and customer segments. Robust front-end and back-end systems are in place to ensure credit quality and minimise default losses. The factors considered while sanctioning retail loans include income, demographics, credit history, loan tenure and banking behavior. In addition, multiple credit risk models are developed and used to assess different segments of customers based on portfolio behavior. In wholesale loans, credit risk is managed by capping exposures based on borrower group, industry, credit rating grades and country, among others. This is backed by portfolio diversification, stringent credit approval processes, periodic post-disbursement monitoring and remedial measures. Your Bank has ensured strong asset quality through volatile times in the lending environment by stringently adhering to prudent norms and institutionalised processes. Your Bank also has a robust framework for assessing Counterparty Banks, which are reviewed periodically to ensure interbank exposures are within approved appetite.

As on March 31, 2025, your Bank's ratio of Gross Non-Performing Assets (GNPAs) to Gross Advances was 1.33 per cent. Net Non- Performing Assets (Gross Non-Performing Assets Less Specific Loan Loss provisions) was 0.43 per cent of Net Advances.

Your Bank has a conservative and prudent policy for specific provisions on NPAs. Its provision for NPAs is higher than the minimum regulatory requirements and adheres to the regulatory norms for Standard Assets.



Credit Risk emanating from digital lending

Driven by rapid technological advancements, the banking sector is witnessing the increasing importance of digitalisation as a critical differentiator for customer retention and service delivery. Digital lending has emerged as a convenient and quick method for customers to secure loans with just a few clicks, often in minutes. However, addressing the risks associated with digital lending is crucial, and your Bank has implemented appropriate measures to manage these risks effectively. Digital loans are sanctioned primarily to your Bank's existing customers. Often, they are customers across multiple products, thus enabling the Bank ready access to their credit history and risk profile. This accessibility facilitates the evaluation of their loan eligibility. Moreover, the credit checks and scores used by your Bank in process-based underwriting are replicated for digital loans. This ensures consistency in the evaluation process.

Market Risk

Market Risk arises primarily from your Bank's statutory reserve management and trading activity in interest rates, equity and currency market. These risks are managed through a well-defined Board approved Market Risk Policy, Investment Policy, Foreign Exchange Trading Policy and Derivatives Policy that caps risk in different trading desks or various securities through trading risk limits/triggers. The risk measures include position limits, tenor restrictions, sensitivity limits, namely, PV01, Modified Duration of Hold to Maturity Portfolio and Option Greeks, Value-at-Risk (VaR) Limit, Stop Loss Trigger Level (SLTL), Scenario-based P&L Triggers, Potential Loss Trigger Level (PLTL), YTD Trigger for AFS book. These limits are monitored on an end-of-day basis by treasury mid office. In addition, forex open positions, currency option delta and interest rate sensitivity limits are computed and monitored on an intraday basis. This is supplemented by a Board-approved stress testing policy and framework that simulates various market risk scenarios to measure losses and initiate remedial measures. Your Bank's Market Risk capital charge is computed daily using the Standardised Measurement Method applying the regulatory factors.

Liquidity Risk

Liquidity risk is the risk that the Bank may not be able to meet its financial obligations as they fall due without incurring unacceptable losses. Your Bank's liquidity and interest rate risk management framework is spelt out through a well-defined Board approved Asset Liability Management Policy. As part of this process, your Bank has established various Board-approved limits for liquidity and interest rate risks in the banking book. The Asset Liability Committee (ALCO) is a decision-making unit responsible for implementing the liquidity and interest rate risk management strategy of the Bank in line with its risk management objectives and ensures adherence to the risk tolerance/limits set by the Board. ALCO reviews the policy's implementation and monitoring of limits. While the maturity gap, Basel III ratios, and stock ratio limits help manage liquidity risk, Net Interest Income impact and Market Value of Equity (MVE) impact help mitigate interest rate risk in the banking book. This is reinforced by a comprehensive Board-approved stress testing programme covering both liquidity and interest rate risk.

Your Bank conducts various studies to assess the behavioural pattern of non-contractual assets and liabilities and embedded options available to customers, which are used while managing maturity gaps and repricing risk respectively. Further, your Bank has the necessary framework to manage intraday liquidity risk.

The Liquidity Coverage Ratio (LCR) is one of the Basel Committee's key reforms to develop a more resilient banking sector. The LCR, a global standard, is also used to measure your Bank's liquidity position. LCR seeks to ensure that the Bank has an adequate stock of unencumbered High-Quality Liquid Assets (HQLA) that can be converted into cash easily and immediately to meet its liquidity needs under a 30-day calendar liquidity stress scenario. The LCR helps in improving the banking sector's ability to absorb shocks arising from financial and economic stress, whatever the source, thus reducing the risk of spillover from the financial sector to the real economy.

Average Liquidity Coverage Ratio
119.04 per cent
On a Consolidated Basis for the Financial Year 2024-25
Above the regulatory threshold of 100 per cent

The Net Stable Funding Ratio (NSFR), a key liquidity risk measure under BCBS liquidity standards, is also used to measure your Bank's liquidity position. The NSFR seeks to ensure that your Bank maintains a stable funding profile in relation to the composition of its assets and off-balance sheet activities. The NSFR promotes resilience over a longer-term time horizon by requiring banks to fund their activities with more stable sources of funding on an ongoing basis. The RBI

guidelines stipulated a minimum NSFR requirement of 100 per cent at a consolidated level and your Bank has maintained the NSFR well above 100 per cent since its implementation. Based on guidelines issued by RBI, your Bank's NSFR stood at 119.80 per cent on a consolidated basis at March 31, 2025.

Non-financial Risks:

Operational Risk

This is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. It also includes risk of loss due to legal risk but excludes strategic and reputational risk.

Given below is a detailed explanation under four different heads: Framework and Process, Internal Control, Information Technology and Information Security Practices and Fraud Monitoring and Control.

A. Framework and Process

To manage Operational Risks, your Bank has established a comprehensive Operational Risk Management Framework, whose implementation is supervised by the Operational Risk Management Committee (ORMC) and reviewed by the RPMC of the Board. An independent Operational Risk Management Department (ORMD) is responsible for implementing the framework. The framework incorporates, three lines of defence to ensure implementation.


Risk Policy & Monitoring Committee (RPMC)
Board Level
Reviews
Operational Risk Management Committee (ORMC)
Supervises
Operational Risk Management Department(ORMD)
Implements
Operational Risk Management Framework

Governance Framework – Operational Risk Management


THIRD LINE
Internal Audit
Reviews effectiveness of governance, risk management and internal controls
SECOND LINE
Operational Risk Management Department (ORMD) & Operational Risk Management Committee (ORMC) *
Implements operational risk management framework by devising implementation tools including policies, frameworks and corresponding guidelines
FIRST LINE
Business Line
Develops and implements risk mitigation strategies

Three Lines of Defense model for Operational Risk Management

* In order to achieve the aforesaid objective pertaining to operational risk management framework, the ORMC guides and oversees the functioning, implementation, and maintenance of operational risk management activities of Bank, with special focus on:

- Identification and assessment of risks across the Bank through the Risk and Control Self-Assessment (RCSA) and Scenario analysis
- Measurement of Operational Risk based on the actual loss data
- Monitoring of risk through Key Risk Indicators (KRI)
- Management and reporting through KRI, RCSA and operational risk losses of the Bank

B. Internal Control

Your Bank has implemented sound internal control practices across all processes, units and functions. It has well laid down policies and processes for the management of its day-to-day activities. Your Bank follows established, well-designed controls, which include traditional four eye principles, effective segregation of business and support functions, segregation of duties, call back processes, reconciliation, exception reporting and periodic MIS. Specialised risk control units function in risk- prone products/ functions to minimise operational risk. Controls are tested as part of the SOX control testing framework.

C. Information Technology and Information Security Practices

Your Bank operates in a highly automated environment and makes use of the latest technologies available on cloud or on-premises Data Centres to support various business segments. With the advent of new technology tools and increased sophistication, your Bank has improved its efficiency, reduced operational complexities, aided decision making and enhanced the accessibility of products and services. This results in various risks such as those associated with the use, ownership, operation, redundancy, involvement, influence, and adoption of IT within an enterprise, as well as business disruption due to technological failures. Additionally, it can lead to risks related to information assets, data security, integrity, reliability, and availability, among others. Your Bank has put in place a governance framework, Information Security Practices, Business Continuity Plan, Disaster Recovery (DR) resiliency, Public Cloud and Cloud Native Services Adoption and Enhanced Automated Monitoring mechanisms to mitigate Information Technology and Information Security-related risks. Our Bank continues to enhance its information security posture through a range of strategic and technology-driven initiatives aimed at strengthening its information security and resilience against evolving cyber threats.

a. The Next-generation Cybersecurity Operations Center (CSOC) has brought in significant advancements to improve overall cyber security posture of the Bank by deploying a predictive / proactive security monitoring of Bank IT Infrastructure and Applications. We have deployed next generation Security Incident Event Management (SIEM) solution augmented by Artificial Intelligence (AI) and Machine Learning (ML) capabilities along with strong User Entity Behavioral Analysis (UEBA) functionalities and built-in threat modelling.

b. The Bank's dedicated Attack Surface Management (ASM) program is aimed at continuously identifying and addressing vulnerabilities across its assets, thereby ensuring a secure environment for the Bank and its customers.

c. Additionally, vulnerability management of the Bank's internet properties, penetration testing, antivirus / anti-malware program etc. minimize the surface area for cyber security attacks.

d. Our centralized patch management tool automates the discovery, management, and remediation of endpoints and servers across various operating systems and environments for the available patches. It further facilitates patching, software deployment, and compliance with security standards, thus reducing the risk of the introduction of vulnerability due to lack of timely patching.

e. With the growing use of cloud infrastructure, tools such as Cloud Posture and Access Security Tools (CSPM & CASB) have been implemented to detect misconfigurations, enforce compliance requirements, and proactively reduce cloud-related risks.

f. Our Red Team proactively assesses our cyber assets for vulnerabilities through various periodic tests which also include red team assessments. Any issues identified during the assessments are remediated in a timely manner to ensure that the banking services remain resilient and stay protected against the evolving threats.

g. Our Bank has also adopted zero-trust architecture approach to ensure protection against cyber-attacks.

h. Bank's comprehensive e-learning module, iSecurity Ambassador (iSA), a mandatory assessment-based course on information and cyber security, helps in promoting security awareness culture in the Bank.

Overall, the bank's cybersecurity measures are focused on ensuring the highest level of protection against cyber threats, with proactive monitoring and automated incident response capabilities, enhanced network visibility and a zero-trust approach to security.

The Bank has defined various policies and frameworks for managing the IT and Information Security risks including risks emanating from third party engagements and it follows the three lines of defence principle in managing these risks. With the evolving changes in the technology landscape, the Bank has been reviewing and enhancing the scope for monitoring and mitigating the risks through revision of frameworks and policies, tools, and governance.

Your Bank has a well-defined Business Continuity and Disaster Recovery plan that is periodically tested to ensure that it can meet any operational contingencies. Further, there is a well-documented crisis management plan in place to address the strategic issues of a crisis impacting the Bank and to direct and communicate the corporate response to the crisis including cyber crisis. In addition, employees periodically undergo mandatory business continuity awareness training and sensitisation exercises on a periodic basis.

For details on Business Continuity Management, Information and Cyber Security Practices and Data Privacy Measures, please refer page 106 to 111 and 231 & 239.

An independent assurance team within Internal Audit acts as a third line of defence that provides assurance on the management of IT-related risks.

D. Fraud Monitoring and Control

Your Bank has defined a comprehensive Fraud Risk Management Policy encompassing the life cycle, i.e. prevention, detection, investigation, accountability, monitoring, recovery, analysis and reporting. Further, the Bank has Whistle Blower and Vigilance Policies and there are designated functions responsible for implementation of fraud prevention measures. Frauds are investigated to identify the root cause and relevant corrective steps are recommended to prevent recurrence.

Fraud Monitoring committees at the senior management and Board level also deliberate on high value fraud events and advise preventive actions. Periodic reports are submitted to the Board and senior management committees.

Compliance Risk

Compliance Risk is defined as the risk of impairment of your Bank's integrity, leading to damage to its reputation, legal or regulatory sanctions, or financial loss, as a result of a failure (or perceived failure) to comply with applicable laws, regulations and standards. Your Bank has a Compliance Policy to ensure the highest standards of compliance. A dedicated team of subject matter experts in the Compliance Department works with business, support and operations teams to ensure active Compliance Risk management and monitoring. The team also provides advisory services on regulatory matters. The

focus is on identifying and reducing risk by rigorously testing products and also putting in place robust internal policies. Products that adhere to regulatory norms are tested after rollout and shortcomings, if any, are fully addressed till the product stabilises. Internal policies are reviewed and updated periodically as per agreed frequency or based on market actions or regulatory guidelines/ actions. The compliance team also seeks regular feedback on regulatory compliance from product, business and operation teams through self-certifications and monitoring.

Group Risk

Your Bank has diverse set of subsidiaries including NBFC, AMC, Life Insurance, General Insurance, Venture Capital entities, amongst others. In order to manage the risk arising from subsidiaries with regard to potential uncertainties or adverse events that can impact the operations, financial stability, reputation of the Group, your Bank has established Group Risk Management function within the Risk Management Group. Your Bank shall have a reasonable oversight on the Risk Management Framework of the group entities on an ongoing basis through Group Risk Management Committee (GRMC) and Group Risk Council (GRC). The Board / Risk Management committees of respective subsidiary shall be driving the day to day risk management in accordance with the requirements of the respective regulator. Stress testing for the group is carried out by integrating the stress tests of the subsidiaries. Similarly, capital adequacy projections are formulated for the group after incorporating the business/ capital plans of the subsidiaries. The Group Risk Management Committee reports to the Bank's Risk Policy & Monitoring Committee (RPMC).

Group Oversight Framework:

As HDFC Bank continues to grow in scale and complexity as the parent of a diversified financial group, the need for coordinated oversight across group entities has become increasingly important. In April 2024, the Bank formally introduced a Group Oversight Framework to reinforce governance across subsidiaries. This initiative aligns with regulatory expectations set out in the inter-regulatory forum reports by the Reserve Bank of India (RBI), Securities and Exchange Board of India (SEBI) and Insurance Regulatory and Development Authority of India (IRDAI) on the monitoring of systemically important financial intermediaries.

The Framework applies to HDFC Bank and its group companies that are consolidated in the Bank's financial statements, with the exception of entities where the Bank neither exercises

significant control nor qualifies as a significant beneficial owner—such as HDFC Mutual Fund, Alternative Investment Funds and Separately Managed Accounts managed or advised by HDFC Asset Management Company Limited and its international subsidiary.

The Framework establishes a defined structure for oversight, reporting and escalation across the Group. The Board of HDFC Bank exercises overall oversight through periodic information reported by various stakeholders. The Group Oversight Department reports critical matters to the Board, including critical overdue action items, material risks, exceptions in intra-group transactions, material related-party transactions and significant governance concerns (if any).

Enabling and control functions of the Bank report Group-level key metrics and any observed exceptions through designated channels. Oversight responsibilities and escalation protocols are set out in the framework and is illustrated as below.


Board of Directors
Executive Director
Case to case basis
MD/CFO/Senior Management Of respective Group Company
Group Oversight Department
Shall report open action items overdue for an extended period, material risks in various areas, material related party transactions and any other matters pertaining to Group oversight
Supported by
Control and Enabling Functions

Model Risk

The use of models invariably presents model risk, which is the potential for adverse consequences from decisions based on incorrect or misused model outputs and reports. The Model Risk Management (MRM) under Risk Management Group is responsible for testing and verifying the accuracy and reliability of models used within the Bank. By establishing a dedicated MRM team, your Bank ensures that its models are independently evaluated before implementation and on an ongoing basis.

There is an established Model Risk Management Policy (MRM Policy) which is a centralized, overarching policy whose objective is to provide comprehensive guidance on model risk management across the Bank. The policy defines the roles and responsibilities across stakeholders i.e., Model Owners, Model Users, Model Developers, and the Model Risk Management (MRM).

There is Model Risk Management Committee (MRMC) which is an executive committee to govern the Model Risk Management Framework as defined in the MRM policy. It also oversees the development and implementation of MRM policy, governance structure and ensure that necessary processes and systems are put in place. The Committee reviews the results of the model validation/monitoring on a periodic basis. The MRMC shall report to the Bank's Risk Policy & Monitoring Committee (RPMC).

ICAAP

Your Bank has a structured management framework in the Internal Capital Adequacy Assessment Process (ICAAP) for the identification and evaluation of all material risks that the Bank is exposed to, which may have an adverse material impact on its financial position. Your Bank has identified material risks which include, in addition to Pillar 1, several Pillar 2 risks for which capital is primarily quantified using stress testing approach. The ICAAP framework is guided by the Board approved ICAAP Policy. The ICAAP encompasses assessment of capital adequacy for the base period and for the projected plan years.

Climate Risk

The risks from climate change are divided into (i) Physical risk (acute and chronic) which captures economic losses from acute impacts on account of extreme weather events or long-term chronic impact on environment and (ii) Transition risks which captures financial asset level losses due to the possible process of adjustment to a low carbon economy.

The CSR and ESG committee of the Board oversees your Bank's sustainability and climate change initiatives. This Committee monitors the ESG framework, the Environmental Policy framework, actionables and initiatives strategised and executed by the management level ESG Apex Council and the ESG Working Groups.

The Committee also maintains an oversight over your Bank's ESG disclosures, highlighting your Bank's ESG performance and prioritisation of material topics. A dedicated ESG vertical works in conjunction with several internal and external stakeholders, to drive your Bank's ESG agenda including managing, mitigating and reporting on climate metrics. The Deputy Managing Director of the Bank has direct oversight on the ESG function and reports to the Board on such matters. Further, your Bank has formulated its ESG policy framework

and ESG Risk Management (ESGRM) Framework, which are integrated into the Bank's wholesale credit appraisal process. Specifically, your Bank's ESGRM Framework addresses climate transition and mitigation plan and includes a prohibition list criterion and 'Category-A' tagging of climate risk-related vulnerable sectors. Your Bank's commitment to enhance its portfolio from a climate and ESG perspective is reflected in the development of the Board approved Sustainable Financing Criteria Framework, which aligns with the overall sustainability strategy of the Bank.

Your Bank is in the process of evaluating appropriate methodology and frameworks to assess climate transition risk for the wholesale borrowers. Your Bank also estimates financed emissions in its lending portfolio and is firming up an internal strategy on tracking its portfolio-based financed emissions. Additionally, your Bank has taken initiatives to engage in capacity building programmes to familiarise the Board and its staff members on the key developments in climate risk assessment, considering this risk is continuously evolving.

Additionally, your Bank is continuously striving to align itself to make increased climate risk related disclosures in line with domestic and global regulations. Your Bank endeavours to align with climate risk related disclosures as per Task Force on Climate-Related Financial Disclosures (TCFD) framework and has been reporting on ESG KPIs in alignment with the Global Reporting Initiative (GRI) since FY2014, along with reporting in line with the SEBI-mandated Business Responsibility and Sustainability Reporting (BRSR) framework in its annual disclosures.

Stress Testing Framework

Your Bank has implemented a Board approved Stress Testing Policy and Framework which forms an integral part of the Bank's ICAAP. Stress testing involves the use of various techniques to assess your Bank's potential vulnerability to extreme but plausible stressed business conditions. The changes in the levels of Pillar I risks and select Pillar II risks, along with the changes in the on and off-Balance Sheet positions of your Bank are assessed under assumed 'stress' scenarios and sensitivity factors. The suite of stress scenarios includes topical themes depending on prevailing geopolitical / macroeconomic / sectoral and other trends. The stress testing outcome may be analysed through capital impact and/or identification of vulnerable borrowers depending on the scenario.

Business Continuity Planning (BCP)

Your Bank has a strong BCP programme in place that enables operational resilience and continuity in delivering quality services across various business cycles. With our ISO 22301:2019 certified Business Continuity Programme, we prioritise minimising service disruptions and safeguarding our employees, customers and business during any unforeseen adverse events or circumstances. The Programme is designed in accordance with the guidelines issued by regulatory bodies. Further, our programme undergoes regular internal, external and regulatory reviews.

The Business Continuity Management function focusses on strengthening the Bank's preparedness for continuity. Oversight over programme is provided by the Business Continuity Steering Committee (BCSC), chaired by the Group Chief Risk Officer and Risk & Policy Monitoring Committee (RPMC), a Board-level committee.

The programme is guided by an enterprise-wide Board approved BCM Policy, supported by comprehensive processes and procedures. These enable the Bank to effectively respond to, recover from, resume and restore critical business functions following disruptions caused by internal or external risk events. The framework clearly defines roles and responsibilities for teams involved in Crisis Management, Business Recovery, Emergency Response and IT Disaster Recovery, ensuring a coordinated approach.

Some of the key roles in this programme are as follows:



Steering Committee
It ensures centralised monitoring of your Bank's Business Continuity program implementation

Crisis Management teams
These work on effective management of recovery operations during disruptive events

Disaster Recovery (DR) Site
A dedicated DR site for recovery of critical core and customer facing applications

Functional recovery plans
Functional recovery plans ensure structured and expedited restoration of operations

Periodic drills
Periodic drills are conducted for testing the effectiveness of recovery plans.

As a responsible Bank, these steadfast practices have enabled us to continue seamless service delivery to our customers through disruptive events and beyond.

Internal Controls, Audit and Compliance

Your Bank has put in place extensive internal controls and processes that are commensurate with the size and scale of the Bank to mitigate Operational and other allied risks, including centralised operations and 'segregation of duty' between the front and back-office. The front-office units usually act as customer touchpoints and sales and service outlets while the back-office carries out the entire processing, accounting and settlement of transactions in the Bank's core banking system. The policy framework, definition and monitoring of limits is carried out by various mid-office and risk management functions. The credit sanctioning and debt management units are also segregated and do not have any sales and operations responsibilities.

Your Bank has set up various executive-level committees, with participation from various business and control functions, that are designed to review and oversee matters pertaining to capital, assets and liabilities, business practices and customer service, operational risk, information security, business continuity planning and internal risk-based supervision among others. The second line of defence functions set standards and lay down policies and procedures by which the business functions manage risks, including compliance with applicable laws, compliance with regulatory guidelines, adherence to operational controls and relevant standards of conduct. At the ground level, your Bank has a mix of preventive and detective controls implemented through systems and processes, ensuring a robust framework in your Bank to enable correct and complete accounting, identification of outliers (if any) by the management on a timely basis for corrective action and mitigating operational risks.

Your Bank has put in place various preventive controls, including:

a) Limited and need-based access to systems by users

b) Dual custody over cash and near-cash items

c) Segregation of duty in processing of transactions vis-à-vis creation of user IDs

d) Segregation of duty in processing of transactions vis-à-vis monitoring and review of transactions / reconciliation

e) Four eye principle (maker-checker control) for processing of transactions

f) Stringent password policy

g) Booking of transactions in core banking system mandates the earmarking of line/limit (fund as well as non-fund based) assigned to the customer

h) STP processes between core banking system and payment interface systems for transmission of messages

i) Additional authorisation leg in payment interface systems in applicable cases

j) Audit logs directly extracted from systems

k) Empowerment grid

Your Bank also has detective controls in place:

l) Periodic review of user IDs and its usage logs

m) Post-transaction monitoring at the back-end by way of call back process (through daily log reports) by an independent person, i.e., to ascertain that entries in the core banking system / messages in payment interface systems are based on valid/authorised transactions and customer requests

n) Daily tally of cash and near-cash items at end of day

o) Reconciliation of Nostro accounts (by an independent team) to ascertain and match-off the Nostro credits and debits (external or internal) regularly to avoid / identify any unreconciled/ unmatched entries passing through the system

p) Reconciliation of all internal/transitory accounts and establishment of responsibility in case of outstanding

q) Independent and surprise checks periodically by supervisors.

Your Bank has an Internal Audit Department which is responsible for independently evaluating the adequacy and effectiveness of internal controls, risk management, compliance with extant regulations, governance systems and processes and is manned by appropriately qualified and experienced personnel.

This department adopts a risk-based audit approach and carries out audits across various businesses i.e., Retail, Wholesale and Treasury (for India and Overseas books), Audit of Operations units, Audit of Control functions, Management and Thematic audits, Information Security audit, Revenue audit, Spot checks and Concurrent audit in order to independently evaluate the adequacy and effectiveness of internal controls on an ongoing basis and proactively recommending enhancements thereof.

The Internal Audit Department, during the course of audit, also ascertains the extent of adherence to regulatory guidelines, legal requirements and operational processes and provides timely feedback to the management for corrective actions. A strong oversight on the operations is also kept through off-site monitoring by use of data analytics and automation tools to study trends/patterns to detect outliers (if any) and alert the management for due corrective action, wherever warranted.

The Internal Audit Department also independently reviews your Bank's implementation of Internal Rating Based (IRB) - approach for calculation of capital charge for Credit Risk, the appropriateness of your Bank's ICAAP, as well as evaluates the quality and comprehensiveness of your Bank's disaster recovery and business continuity plans and also carries out management self-assessment of adequacy of the Bank's internal financial controls and operating effectiveness of such controls in terms of Sarbanes Oxley (SOX) Act and Companies Act, 2013. The Internal Audit Department plays an important role in strengthening of the control functions by periodically reviewing their practices and processes as well as recommending enhancements thereof. Additionally, oversight is also kept on the functioning of the subsidiaries, related party transactions and extent of adherence to the licensing conditions of the RBI.

Any new product / process introduced in your Bank is reviewed by Compliance function in order to ensure adherence to regulatory guidelines. The Audit function may, if deemed necessary also proactively recommend improvements in operational processes and service quality for such new products / processes.

To ensure independence, the Internal Audit Function has a direct reporting line to the Audit Committee of the Board and an administrative line reporting to the Managing Director for administrative purposes.

The Compliance function independently tracks, reviews and ensures compliance with regulatory guidelines and promotes a compliance culture in the Bank.

Your Bank has a comprehensive Know Your Customer (KYC), Anti Money Laundering (AML) and Combating Financing of Terrorism (CFT) policy (based on the RBI guidelines/provisions of the Prevention of Money Laundering Act, 2002) incorporating the key elements of Customer Acceptance Policy, Customer Identification Procedures, Risk Management and Monitoring of Transactions. The policy is subject to an annual review and is duly approved by the Board.

Your Bank besides having robust controls in place to ensure adherence to the KYC guidelines at the time of account opening also has monitoring processes at various stages of the customer lifecycle including a continuous review process in the form of transaction monitoring carried out by a dedicated AML CFT monitoring team, which carries out transaction reviews for identification of suspicious patterns/trends that enables your Bank to further carry out enhanced due diligence (wherever required) and appropriate actions thereafter.

The Audit team and the Compliance team undergo regular training and certifications, both in-house and external to equip them with the necessary know-how and expertise to carry out the function.

The Audit Committee of the Board reviews the effectiveness of controls, compliance with regulatory guidelines as also the performance of the Audit and Compliance functions in your Bank and provides direction, wherever deemed fit. The Audit function is also subject to periodic external assurance reviews. Your Bank has always adhered to the highest standards of compliance and has put in place appropriate controls and risk measurement and risk management tools to ensure a robust compliance and governance structure.

Performance of Subsidiary Companies

Your Bank has five key subsidiaries, HDFC Life Insurance Company Limited (HDFC Life), HDB Financial Services Limited (HDBFSL), HDFC ERGO General Insurance Company Limited (HDFC ERGO), HDFC Asset Management Company Limited (HDFC AMC) and HDFC Securities Limited (HSL). HDFC Life is a leading, listed, long-term life insurance solutions provider in India. HDBFSL is a leading NBFC that caters primarily to segments not covered by the Bank. HDFC ERGO offers a complete range of general insurance products. HDFC AMC is Investment Manager to HDFC Mutual Fund, one of the largest mutual funds in the country while HSL is among India's leading retail broking firms.

Amongst the Bank's key subsidiaries, HDFC Life Insurance Company Limited and HDFC ERGO General Insurance Company Limited prepare their financial results in accordance with Indian GAAP and other subsidiaries do so in accordance with the notified Indian Accounting Standards ('Ind-AS').

The detailed financial performance of the companies is given below.

HDFC Life Insurance Company Limited (HDFC Life)

Established in 2000, HDFC Life Insurance Company Limited ('HDFC Life' or the 'Company') is a leading provider of long-term life insurance solutions in India. It offers a broad range of individual and group plans across the Protection, Pension, Savings, Investment, Annuity, and Health categories, with a portfolio comprising over 70 products and optional riders designed to meet the diverse needs of its customers.

The Financial Year 2024-25 was a year in which HDFC Life deepened its reach, continued sharpening its value propositions and demonstrated the resilience of its business model. The Company reported 18 per cent growth in Individual APE (Annualised Premium Equivalent) for FY2025, in line with the stated growth aspirations for the year. This growth was broad-based, driven in equal measure by an increase of 9 per cent in policies written and an increase of 9 per cent in average ticket size.

Based on FY2025 industry data, HDFC Life outperformed both the private peers and the overall sector. HDFC Life's overall industry market share expanded by about 70 bps to 11.1 per cent and about 30 bps to 15.7 per cent in the private sector. Notably, the Company's policy count grew faster than the overall industry and private sector. Almost 75 per cent of the Company's new customers on-boarded in FY2025 were first-time buyers from HDFC Life, reflecting its expanding reach across Tier I, II and III markets.

In FY2025, HDFC Life known for its innovative products and customer-centric approach has secured about 5 crore lives with an overall claim settlement ratio of 99.8 per cent. The company has over 650 branches across India.

For FY2025, HDFC Life reported New Business Margin of 25.6 per cent, Value of New Business of ₹ 3,962 crore, an Embedded Value of ₹ 55,423 crore and delivered Profit After Tax of ₹ 1,802 crore. As of March 31 2025, HDFC Life had an AUM of ₹ 3,36,282 crore.

HDFC Life has consistently delivered positive and range-bound operating variance over the past nine years (excluding Covid), underscoring prudent risk management, disciplined execution and strong fundamentals. Moreover, aligning with the stated aspirations, the Company has nearly doubled all significant metrics between FY21 and FY2025. The Company was also recognised as a Great Place to Work and amongst the top 50 companies in India for building a culture of innovation.

As the Company steps into its 25th year of operations, the focus remains clear - to build a future-ready life insurer that grows sustainably, serves responsibly and innovates purposefully.

HDB Financial Services Limited (HDBFSL)

HDB Financial Services Limited (HDBFSL) is a subsidiary of HDFC Bank and is a Non-Banking Finance Company (NBFC). HDBFSL has a comprehensive bouquet of products and service offerings that are tailor-made to suit its customers' requirements including first-time borrowers and the underserved segments.

HDBFSL is engaged in the business of lending, fee-based products and BPO services.

The company's Profit After Tax stood at ₹ 2,176 crore as on March 31, 2025 compared to ₹ 2,461 crore as on March 31, 2024. The Total Loan Book stood at ₹ 1,06,878 crore as on March 31, 2025 compared to ₹ 90,218 crore as on March 31, 2024, a growth of 18.47 per cent. The asset quality remained robust, with Gross Non Performing Asset (GNPA) ratio at 2.26 per cent and Net Non Performing Asset (NNPA) ratio at 0.99 per cent as on March 31, 2025. GNPA stood at 1.90 per cent and NNPA at 0.63 per cent for the year ended March 31, 2024. Capital Adequacy Ratio stood at 19.22 per cent as on March 31, 2025.

HDBFSL has continued to focus on diversifying its products and expanding its distribution while augmenting its digital infrastructure and offerings to effectively deliver credit solutions. The company has a strong network of over 1,771 branches spread across 1,170 cities. As on March 31, 2025, your Bank held 94.32 per cent stake in HDBFSL.

HDBFSL has a diverse range of product offerings (secured and unsecured) to various customer segments. Given below are the key product as well as service offerings to various customer segments.

On October 19, 2024, the Board of Directors of HDFC Bank approved sale of such number of shares of HDBFSL equivalent to up to ₹ 10,000 crore in the Initial Public Offering ("IPO") of HDBFSL, by way of Offer for Sale. The IPO also consists of a fresh issue of such number of shares of HDBFSL equivalent to up to ₹ 2,500 crore, and accordingly the IPO would be for an aggregate amount of ₹ 12,500 crore. The Red Herring Prospectus in relation to the IPO was filed on June 19, 2025 and the price band for the issue has been fixed at ₹ 700 to ₹ 740 per share. The anchor bidding date would be June 24, 2025 and the public issue would open on June 25, 2025 and close on June 27, 2025.

Consumer Loans

Consumer Loans are provided to individuals for personal or household purposes to meet their short to medium term requirements. It comprises loans for consumer durables, lifestyle products and digital products, personal loans, auto loans for new and used cars, two-wheeler loans and gold loans.

Enterprise Loans

HDBFSL offers loans to businesses for their growth and working capital requirements. Various loans offered to enterprises include: Unsecured Business Loan, Enterprise Business Loan, Loan Against Property, Loan Against Securities. These loans cater to the financial requirements of enterprises for the purchase of new machinery, inventory or revamping the business.

Asset Finance

HDBFSL provides loans for the purchase of new and used commercial vehicles and provides refinance against existing vehicles for business working capital. It extends these offerings to fleet owners, first-time users, first-time buyers and captive use buyers. Construction equipment loans are offered for the procurement of new and used construction equipment. The company also facilitates refinancing on existing equipment. HDBFSL also offers customised tractor loans for the purchase of tractors or tractor-related implements to meet both agricultural and commercial needs.

Micro Lending

HDBFSL offers micro-loans to borrowers through the Joint Liability Group (JLG) framework to empower and promote financial inclusion for sustainable development.

These loans were initiated in 2019 and are currently available in seven states including Maharashtra, Bihar, Rajasthan, Gujarat, Madhya Pradesh, Uttar Pradesh, Odisha and Tamil Nadu covering 144 districts with more than 269 operational branches.

Fee-Based Products / Insurance Services

HDBFSL has a licence from the Insurance Regulatory and Development Authority of India (IRDAI) and is a registered Corporate Insurance Agent certified to sell both life and general (non-life) insurance products. The company has tie-ups with HDFC Life Insurance Company Limited and Aditya Birla Sun Life Insurance for life insurance products. HDBFSL has partnered with HDFC ERGO General Insurance Company Ltd, Tata AIG General Insurance Company Ltd and Go Digit General Insurance for general insurance products.

BPO Services

The BPO service offerings include running collection call centres, sales support services, back office operations and processing support services. Under collection services, HDBFSL has a contract to run collection call centres for HDFC Bank. These centres provide collection services for the entire range of HDFC Bank's retail lending products offering comprehensive end-to-end collection services. Under back office and sales support, HDBFSL offers sales support and back-office services like forms processing, document verification, finance and accounting operations and processing support for HDFC Bank.

Digital Presence

HDBFSL's presence across digital channels enables it to offer a wide range of financial solutions to its customers. They can access and manage their loan account 24/7 through its new, upgraded version of Mobile Banking Application HDB-On-the-Go with enhanced features, customer Service Portal to manage the loan account, missed call service, WhatsApp Account Management and the Chatbot #AskPriya.

HDFC ERGO General Insurance Company Limited (HDFC ERGO)

HDFC ERGO General Insurance Company Limited (HDFC ERGO), is a subsidiary of HDFC Bank. It offers a comprehensive bouquet of general insurance products - such as Health, Motor, Travel, Home, Personal Accident and Cyber Insurance to its retail customers. It also offers products like Property, Engineering, Marine and Liability Insurance to its SME & Corporate Customers. For Rural Customers it offers Crop and Cattle Insurance.

HDFC ERGO has a track record of consistent profitable growth. Over the past 17 years, it has grown faster than the industry – with a 28 per cent CAGR vis-à-vis 15 per cent CAGR for the General Insurance industry. As a result, HDFC ERGO has improved its market share from 0.8 per cent in FY08 to 5.1 per cent in FY2025.

Profit After Tax for the year ended March 31, 2025 stood at ₹ 500 crore as compared to ₹ 438 crore for the year ended March 31, 2024.

Distribution Network

HDFC ERGO has a pan-India presence and a multi-channel distribution network. This enables it to provide its customers flexibility while availing its products and services.

Riding on the motto of 'Customer First', HDFC ERGO has a comprehensive distribution network of over 1,20,000 individual agents including Point of Sales Personnel (POSPs), 177 Banks / Corporate Agents and over 600 brokers with 299 offices and over 600 digital offices spread across the country, enabling it to 'Insure More, Serve More, Reach More'.

Product Segments

Accident & Health Insurance: As an important stakeholder in building a 'Healthy India', HDFC ERGO offers various products under Accident & Health Insurance – retail health insurance to those seeking individual or family floater health insurance plans, group health insurance to insured groups, top-up health insurance to those who seek to protect themselves from high medical expenses, mass health insurance to those interested in participating in Government schemes. The Company is the fourth largest retail health insurer in the industry as of March 31, 2025.

Commercial Business: HDFC ERGO has a track record of providing customised insurance solutions to its corporate clients. Be it property, engineering insurance, marine insurance or liability insurance, the Company follows an advisory approach to its clients based on a thorough understanding of their requirement. It is the fourth largest insurer in the private sector in the Commercial segment in the Financial Year 2024-25.

Motor Insurance: HDFC ERGO offers motor insurance for various segments – private cars, two wheelers, passenger vehicles, commercial vehicles, electronic vehicles as well as new and old vehicles.

Rural and Agri Business: HDFC ERGO's rural market development activities are spearheaded by crop insurance covering a large agrarian population which is frequently affected by crop losses attributable to an irregular climatic pattern. It is the second largest insurer in the private sector in the crop insurance segment in FY2025. HDFC ERGO also supports deepening insurance penetration in rural India via its Common Service Centre (CSC) channel.

Servicing

The Company continues to invest in developing robust digital capabilities supported by Artificial Intelligence. Be it unique insurance products, integrated customer service models, top in-class claim processes or a host of technologically innovative solutions, the Company strives to consistently enhance the customer / partner experience. It has ISO certified processes for Claims, Operations, Customer Services, Business Continuity Management System and Information Security Management System.

HDFC ERGO has a fair and robust claims management practice. The Company provides prompt response and quick claim settlement and equity of treatment to all its stakeholders, through its wide network of motor workshops and empanelled hospitals across the country. Customers are able to view and track claims status and provide feedback through HDFC ERGO's website and mobile application thus bringing in transparency. Over 47 per cent of motor insurance claim surveys were conducted digitally in FY2025. About 92 per cent of motor insurance claims and about 69 per cent of health insurance claims were settled in cashless mode in FY2025.

HDFC ERGO issued more than 3.4 crore policies in FY2025, of which about 92 per cent were issued digitally. The Company has enabled multilingual support across digital platforms to service the customers in their preferred language. It Introduced "1UP", an AI-driven application that provides advisors with AI-powered contextual prompts for sales, retention, and daily planning, optimising their workflow. It also embedded an AI-enabled inspection technology on its WhatsApp chatbot, which allows the customers instant motor claim settlement feature for minor damages like dents, scratches among others. In line with its customer centric philosophy, the Company's grievance resolution TAT is lower than industry average by about 5 days.

HDFC ERGO's Here app is a one-of-a-kind ecosystem which aims to address consumers' anxiety and provide convenience towards healthcare & mobility needs and helps them save cost on their daily healthcare and vehicles expenses. The app is free for use by all, irrespective of whether or not one is an HDFC ERGO policyholder, and has been well received, as evident by over 70 lakh downloads since launch. The app also includes features to help people manage their cyber and pets related requirements.

The Company continues to invest in developing robust digital capabilities to ensure long-term success in the digital landscape. Its transition of the policy administration system to Duck Creek marks a significant stride towards future readiness and unlocking growth. The new core system facilitates dynamic product configuration, expediting product launches and enabling swift deployment of niche offerings and embedded insurance journeys.

HDFC ERGO continues to be future-ready by innovating and focusing on new-age technologies like AI, VR, Robotics, etc. to continue to provide superior customer experience.

ESG

HDFC ERGO believes in building a sustainable ecosystem to ensure it can continue providing value to its customers and society at large. It has developed an ESG policy and framework, and has been undertaking a number of initiatives across Environmental and Social aspects and further strengthening its Governance related processes.

As an example, Diversity, Equity and Inclusion (DEI) is a key part of the Company's culture and embedded in various processes. The share of women in overall workforce has improved from 19 per cent in FY22 to 27 per cent in FY2025.

HDFC Asset Management Company Limited (HDFC AMC)

Established in 1999, HDFC AMC offers a comprehensive suite of mutual fund and alternative investments across asset classes, including equity, fixed income, hybrid and multi-asset solutions. These offerings are available on both active and passive platforms, catering to a broad and diverse customer base. As of March 31, 2025, HDFC Bank held a 52.47 per cent stake in HDFC AMC.

As the investment manager to HDFC Mutual Fund – one of India's leading mutual funds - HDFC AMC reported a closing AUM of over ₹ 7,54,453 crore, representing a market share of 11.5 per cent as on March 31, 2025. It serves over 1.32 crore unique investors through 2.33 crore live accounts. With a strong nationwide presence across 280 offices and a network of over 95,000 distribution partners, HDFC AMC is further enabled by modern digital platforms, ensuring broad and efficient access for clients across India.

HDCF AMC extends Portfolio Management, Segregated Account Services, along with Alternative Investment Funds to high net-worth individuals, family offices, domestic corporates, trusts, provident funds and domestic cum global institutions.

Financial highlights (₹ in crore)	FY 2024-25	FY 2023-24	Y-o-Y growth %
Total Income	4,058.3	3,162.4	28
Profit After Tax	2,461.1	1,945.9	26
Closing AUM	7,54,453	6,07,342	24

Additionally, the company has a wholly owned subsidiary company - HDFC AMC International (IFSC) Limited in Gujarat International Finance Tec-City (GIFT City) offering investment management, advisory and related services.

HDFC Securities Limited (HSL)

HDFC Securities Limited surpassed a key milestone of 25 years of existence in April 2025. The company has demonstrated a strong financial performance over the years underscored by a 31 per cent CAGR in total income and a 24 per cent CAGR in profit after tax, both over the last five years. As one of the long-standing bank-based stockbrokers and a key subsidiary of HDFC Bank, HDFC Securities Ltd. (HSL) leverages real-time, data-driven insights and research-backed information to empower investors. HSL serves 68 lakh customers, offering a comprehensive range of investment and protection products. HSL's distribution footprint stood at 134 branches across 106 cities/towns as of March 31, 2025. Approximately, 96 per cent of its customers accessed its services digitally. HSL's ranking in NSE active clients has improved to the 6th position with 15.25 lakh customers from the 7th position last year.

HDFC Bank held a 94.5 per cent stake in HDFC Securities Ltd. (HSL) as of March 31, 2025. Total equity raised, pursuant to the rights issue in fiscal 2025 aggregated to ₹ 996 crore.

In FY 2024-25, HSL achieved a total income of ₹ 3,265 crore, reflecting a 23 per cent increase from ₹ 2,661 crore in the previous financial year. Net revenue (total income less finance costs) aggregated to ₹ 2,479 crore in the year ended March 31, 2025, a 20 per cent year-on-year increase. Operating expenses were ₹ 983 crore, resulting in a cost-to-revenue ratio of 39.7 per cent. PAT for fiscal 2025 was ₹ 1,125 crore marking an 18 per cent rise year-on-year, and registering an earnings per share of ₹ 638. The average margin trading funding (MTF) portfolio increased significantly by 50 per cent year-on-year to ₹ 8,343 crore, while equity trade volumes grew by 24 per cent year-on-year to ₹ 8 lakh crore.

HSL launched its wealth advisory platform viz., HDFC TRU, in fiscal 2025. It has an aggregate of ₹ 10,000 crore assets under management. During the year under review, HSL has incorporated a Wholly Owned Subsidiary namely HDFC Securities IFSC Limited (HSIL) in the GIFT City-Gujrat.

India's financial markets in FY2025 reflected a clear duality—marked by strong domestic investor participation in the first half, followed by a more subdued second half due to weaker corporate earnings, rupee depreciation, and global risk aversion. Foreign capital outflows also added to market volatility during this period. This economic environment created a stark contrast in market performance, with the strong gains achieved in the first half of the fiscal year largely erased in the second half, though a late recovery helped the Nifty 50 close with a modest 5 per cent annual gain.

Other Statutory Disclosures

Number of Meetings of the Board, attendance and constitution of various Committees

During FY 2024-25 the Board met 14 (Fourteen) times. The details of Board Meetings held during the year, attendance of Directors at the Meetings and constitution of various Committees of the Board are included separately in the Report on Corporate Governance.

Annual Return

In accordance with the provisions of Companies Act, 2013 ("Act"), the Annual Return of the Bank in the prescribed Form MGT-7 for FY 2024-25 is available on the website of the Bank at *https://www.hdfcbank.com/personal/about-us/investor-relations/annual-report*.

Requirement for maintenance of cost records

The cost records as specified by the Central Government under Section 148(1) of the Act, are not required to be maintained by the Bank.

Details in respect of frauds reported by auditors under Section 143(12)

Pursuant to Section 143(12) of the Act and circular issued by National Financial Reporting Authority on Statutory Auditors' Responsibilities in relation to fraud in a company dated June 26, 2023, there were 2 (Two) instances of fraud committed during FY 2024-25, by the employees of the Bank and reported by the Statutory Auditors to the Audit Committee. Details of the frauds are as under:



Sr. No.	Nature of fraud with description	Approximate amount involved (Rs. in Lakh)	Remedial action taken
1	Cheating & Forgery Case pertains to fraud perpetrated by borrowers in connivance with staff and third parties by processing gold loan in the name of dummy customers by pledging spurious gold.	265.17	**At the time of sanction:** Various checks at the time of sanction of loan is conducted by evaluation of gold by a designated assayer and further dual valuation is carried out by an alternate independent assayer for higher value loans crossing certain threshold limits. **Post sanction of loan:** Increase in proactive sample checks of gold jewellery packets by an independent team, which will help in identification of suspected fraud cases.
2	Misappropriation of funds and criminal breach of trust Pursuant to customer complaints received, a fraud was detected which involved a relationship manager in misappropriation of customer funds.	385.55	For mitigating such frauds, a revised process has been shared with Retail Branches. 1. Process of Issuance Confirmation with the account holder by the Relationship Manager has been stopped and has been assigned to the staff processing the transaction. Issuance Confirmation details are annotated on the reverse of cheque. 2. At the end of day, this is re-verified through a Callback Report by an independent staff. In event of miss-out, the staff will seek issuance confirmation from the account holder and annotate on reverse of the cheque.

Directors' Responsibility Statement

Pursuant to Section 134(3)(c) and Section 134(5) of the Act, and based on the information provided by the Management, the Board of Directors hereby confirm that:

- In the preparation of the annual accounts, the applicable accounting standards have been followed along with proper explanation relating to material departures;

- Accounting policies have been selected and applied consistently. Reasonable and prudent judgments and estimates have been made so as to give a true and fair view of the state of affairs of the Bank as at March 31, 2025 and of the profit of the Bank for the year ended on that date;

- Proper and sufficient care has been taken for the maintenance of adequate accounting records in accordance with the provisions of the Act, for safeguarding the assets of the Bank and for preventing and detecting fraud and other irregularities;

- The annual accounts have been prepared on a going concern basis;

- Internal financial controls have been laid down to be followed by the Bank and such internal financial controls are adequate and operating effectively; and

- Systems to ensure compliance with the provisions of all applicable laws are in place and such systems are adequate and operating effectively.

Compliance with Secretarial Standards

The Bank has complied with Secretarial Standards on Meetings of the Board of Directors (SS-1) and General Meetings (SS-2) issued by the Institute of Company Secretaries of India.

Statutory Auditors

The Members of the Bank at the 28th Annual General Meeting held on July 16, 2022 had approved the appointment of M/s. Price Waterhouse LLP, Chartered Accountants (ICAI Firm Registration No. 301112E/E300264) ["PW"], as the Joint Statutory Auditors of the Bank for a period of 3 (Three) years from FY 2022-23 till (and including) FY 2024-25. Further, the Members of the Bank at the 30th Annual General Meeting held on August 9, 2024 had approved the appointment of M/s. Batliboi & Purohit, Chartered Accountants (ICAI Firm Registration No. 101048W) ["B&P"] as the Joint Statutory Auditors of the Bank for a period of 3 (Three) years from FY 2024-25 till (and including) FY 2026-27.

In view of the completion of term of PW, the Board of Directors based on the recommendation of the Audit Committee has vide its resolution dated June 20, 2025 recommended the appointment of M/s. B S R & Co. LLP (ICAI Firm Registration No. 101248W/W-100022) ["BSR"] as the Joint Statutory Auditors of the Bank for a period of 3 (Three) years from FY 2025-26 till (and including) FY 2027-28, subject to approval of the Members at the ensuing Annual General Meeting ("AGM").

The said appointment shall also be subject to approval of Reserve Bank of India ("RBI") every year. Accordingly, RBI vide its letter dated May 16, 2025 has approved the appointment of BSR as the Joint Statutory Auditors of the Bank along with B&P for FY 2025-26.

The resolution in this regard is being proposed at the ensuing AGM for approval of the Members.

During the year ended March 31, 2025, the fees paid to PW and B&P ("Joint Statutory Auditors") as well as their respective network firms, on aggregated basis, are as follows:

₹ in Crore

Fees (excluding taxes)*	HDFC Bank to Joint Statutory Auditor(s)	Subsidiaries of HDFC Bank to Joint Statutory Auditors and its network firms
Statutory Audit	9.90	0.36
Certification & Other Audit / Attestation Services	1.76	0.02
Non-Audit Services	-	-
Outlays	1.28	0.01
Total	**12.94**	**0.39**

*No fees were paid to network firms of Joint Statutory Auditor(s) by the Bank.

The aggregate fees paid to Joint Statutory Auditors were within the limits approved by the Audit Committee.

Corporate Social Responsibility

The composition of CSR & ESG Committee, brief outline of the CSR policy of the Bank and the initiatives undertaken by the Bank on CSR activities during FY 2024-25 are set out in **Annexure 2** to this report in the format prescribed in Companies (Corporate Social Responsibility Policy) Rules, 2014.

The CSR & ESG Committee confirms that the implementation and monitoring of the CSR Policy was done in compliance with the CSR objectives and policy of the Bank.

The Bank's CSR Policy & Environmental Social & Governance (ESG) Policy Framework are available on the Bank's website at *https://www.hdfcbank.com/personal/about-us/corporate-governance/codes-and-policies*.

Particulars of Contracts or Arrangements with Related Parties

There were no contracts or arrangements entered into with related parties referred to in Section 188(1) of the Act during FY 2024-25 and hence Form AOC-2 as required under Rule 8(2) of the Companies (Accounts) Rules, 2014, is not enclosed.

Further, the Policy on Related Party Transactions of the Bank ("RPT Policy") ensures that the related party transactions are based on principles of transparency and arm's length pricing. RPT Policy outlines the basis on which the materiality of related party transactions will be determined and the manner of dealing with the related party transactions by the Bank. Pursuant to SEBI (Listing Obligations and Disclosure Requirements) (Third Amendment) Regulations, 2024, the RPT policy was amended to align it with all the applicable amendments.

RPT Policy is available at *https://www.hdfcbank.com/personal/about-us/corporate-governance/codes-and-policies*.

Further, the Directors / Key Managerial Personnel who are interested in the related party transaction(s) do not participate in the discussion / abstain from voting on the said matter at Board / Audit Committee meetings. The Bank has engaged M/s. Vinod Kothari & Company as external consultant to advise the Bank on related party transactions and related compliances.

Particulars of Loans, Guarantees or Investments

Pursuant to applicable provisions of Section 186 of the Act, the particulars of investments made by the Bank are disclosed in Note no. 9 of Schedule 18 of the standalone financial statements as per the applicable provisions of the Banking Regulation Act, 1949.

Material Development

There were no material developments / changes / commitments affecting the financial position of the Bank which occurred after March 31, 2025 till the date of this Report.

Financial Statements of Subsidiaries and Associates

In terms of Section 134 of the Act read with Rule 8(1) of the Companies (Accounts) Rules, 2014, the highlights of the performance of the Bank's subsidiaries & entity over which control is exercised and their contribution to overall performance of the Bank during FY 2024-25 are enclosed

as **Annexure 3** to this Report. The Bank does not have any associate companies or other joint venture companies.

Pursuant to amalgamation of HDFC Limited with and into the Bank and conditions as stipulated by RBI, on October 18, 2024, the Bank sold 18,20,00,000 equity shares of face value of ₹ 10 each of Edu Voyage Education Private Limited (formerly known as HDFC Education and Development Services Private Limited) ("Edu Voyage"), corresponding to 91% of its paid-up share capital, to Vama Sundari Investments (Delhi) Private Limited ("Vama Sundari"). Accordingly, Edu Voyage ceased to be a subsidiary of the Bank with effect from October 18, 2024. Further, on December 20, 2024, the Bank completed the sale of balance 1,80,00,000 equity shares of face value of ₹ 10 each of Edu Voyage, corresponding to 9% of paid-up share capital of Edu Voyage to Vama Sundari. Accordingly, as on March 31, 2025, the Bank does not have any shareholding in Edu Voyage.

HDFC Securities Limited ("HSL"), a subsidiary of the Bank, incorporated a wholly owned subsidiary, namely "HDFC Securities IFSC Limited" on October 1, 2024. Accordingly, HDFC Securities IFSC Limited has become a step down subsidiary of the Bank with effect from October 1, 2024.

Further, during FY 2024-25, the Bank made the following investments in its subsidiaries:

- In April 2024, pursuant to the rights issue of HSL, the Bank was allotted 16,13,176 equity shares amounting to ₹ 9,53,22,56,984. The Bank held 94.55% shareholding in HSL as on March 31, 2025.

- In August 2024, pursuant to the rights issue of HDFC ERGO General Insurance Company Limited ("HDFC ERGO"), the Bank was allotted 44,20,598 equity shares amounting to ₹ 2,89,10,71,092. The Bank held 50.33% shareholding in HDFC ERGO as on March 31, 2025.

- In accordance with the Employee Stock Option Plan 2021 of HDFC Capital Advisors Limited ("HCAL"), the Bank acquired 69,330 equity shares of HCAL amounting to ₹ 67,47,19,560 from the employees of HCAL. The Bank held 89.34% shareholding in HCAL as on March 31, 2025.

In accordance with the provisions of Section 136 of the Act, the Integrated Annual report of the Bank including the annual financial statements and related documents of the Bank's subsidiary companies are placed on the website of the Bank.

Disclosure under Foreign Exchange Management Act, 1999 ("FEMA")

During FY 2024-25 the Bank has complied with the applicable provisions of FEMA with respect to downstream investments made by it. Further, as required under the Foreign Exchange Management (Non-Debt Instruments) Rules, 2019, the Bank has obtained a certificate from M/s. Batliboi & Purohit, Chartered Accountants, one of the Joint Statutory Auditors of the Bank, to this effect.

Whistle Blower Policy / Vigil Mechanism

The Bank encourages an open and transparent system of working and dealing amongst its stakeholders.

While the Bank's "Code of Conduct & Ethics Policy" directs employees to uphold Bank values and conduct business worldwide with integrity and highest ethical standards, the Bank has also adopted a "Whistle Blower Policy" ("WB Policy") to encourage and empower the employees / stakeholders to make or report any Protected Disclosures as defined under WB Policy, without any fear of reprisal, retaliation, discrimination or harassment of any kind.

WB Policy has also been put in place to provide a mechanism through which adequate safeguards can be provided against victimization of employees who avail this mechanism. WB Policy covers and is applicable to the Protected Disclosures related to violation / suspected violation of the Code of Conduct including:

(a) breach of applicable law;

(b) fraud / criminal offence or corruption / misuse of office to obtain personal benefit / pecuniary advantage for self or any other person;

(c) leakage / suspected leakage of unpublished price sensitive information which are in violation of SEBI (Prohibition of Insider Trading) Regulations, 2015 and internal code of the Bank i.e. Share Dealing Code of the Bank;

(d) wilful data breach and / or unauthorized disclosure of Bank's proprietary data including customer data.

WB Policy does not cover the following types of complaints which if made, is not considered as Protected Disclosure under WB Policy:

(a) Matters relating to personal grievances on issues such as appraisals, compensation, promotions, rating, behavioral issues / concerns of the manager(s) / supervisor(s) / other colleague(s), complaint of sexual harassment at workplace, etc. for which alternate internal redressal mechanisms in the Bank are in place.

(b) Matters which are pending before a court of law, tribunal, other quasi- judicial bodies or any governmental authority.

(c) Anonymous / pseudonymous complaints will not be considered as Protected Disclosures under this Policy.

All Protected Disclosures made under WB Policy are made to the Whistle Blower Committee through the following modes:

(a) By letter in a closed / sealed envelope addressed to the Whistle Blower Committee, or

(b) by submission of the same on the information portal of the Bank, or

(c) by way of an email addressed to whistleblower@hdfcbank.com. In exceptional circumstances, the Whistle Blower may make such Protected Disclosures directly to the Chairperson of the Audit Committee of the Board.

All Protected Disclosures received under WB Policy are examined by the Whistle Blower Committee and the investigation is further assigned to an appropriate investigating Officer(s) depending on the nature of the subject matter of the Protected Disclosure.

Details of whistle blower complaints received and subsequent action taken and the functioning of the whistle blower mechanism are reviewed periodically by the Audit Committee. During FY 2024-25, a total of 97 such complaints were received and taken up for investigation which has resulted in certain staff actions in 41 cases, post investigation. The broad categories of whistle blower complaints were in the areas of misappropriation of Bank / customer funds, forgery related cases, improper business practices and corruption.

WB Policy is available on the website of the Bank at *https://www.hdfcbank.com/personal/about-us/corporate-governance/codes-and-policies.*

Statement on Declaration by Independent Directors

Mr. Atanu Chakraborty, Mr. M. D. Ranganath, Mr. Sandeep Parekh, Dr. (Mrs.) Sunita Maheshwari, Mrs. Lily Vadera, Dr. (Mr.) Harsh Kumar Bhanwala and Mr. Santhosh Keshavan are the Independent Directors on the Board of the Bank as on March 31, 2025.

The Independent Directors have submitted declarations that each of them meets the criteria of independence as provided in Section 149(6) of the Act, along with the Rules framed thereunder and Regulation 16(1)(b) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

During FY 2024-25 there has been no change in the circumstances affecting their status as Independent Directors of the Bank. In the opinion of the Board, the Independent Directors possess the requisite integrity, experience, expertise, skills, and proficiency required under all applicable laws and the policies of the Bank.

Evaluation of Board of Directors

The performance evaluation of the Board, its Committees and the individual members of the Board (including the Part-Time Chairman) for FY 2024-25, was carried out internally pursuant to the framework laid down by the Nomination and Remuneration Committee ("NRC"). A questionnaire for the evaluation of the Board, its Committees and the individual members of the Board (including the Part-Time Chairman), covering various aspects of the performance of the Board and its Committees, including composition, roles and responsibilities, board processes, boardroom culture, adherence to Code of Conduct and Ethics, quality and flow of information, as well as measurement of performance in the areas of strength as identified in the previous board evaluation, was sent out to the Directors. The Committees were evaluated *inter-alia* on parameters such as composition, terms of reference, quality of discussions, contribution to Board decisions and balance of agenda between the Committees and the Board.

The responses received to the questionnaires on evaluation of the Board, its Committees and Non-Independent Directors were then placed before the meeting of the Independent Directors for consideration. The assessment of performance of Non-Independent Directors on personal and professional attributes was also carried out at the meeting of Independent Directors. The assessment of performance of the Independent Directors on the Board (including Chairman) was subsequently discussed at the Board meeting. In addition to the above parameters, the Board evaluated and was satisfied that the Independent Directors of the Bank fulfill the independence criteria as specified in SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and was independent from the management.

The Board of Directors complimented the improved effective oversight on the group entities. Other areas such as code of conduct, board processes, board composition and boardroom culture demonstrated the best corporate governance practices adopted by the Bank. The Board appreciated the independent and transparent discussion at the meetings. The Board noted that it has been dedicating significant time in Strategic planning, Competitive positioning, Benchmark, talent management & Succession planning and the same will continue. The Board further realised the need to focus more on Gen AI and Cyber Security aspect considering that the same has become increasingly important. The Board also noted that while there has been positive development in the areas of focus identified in the previous evaluation, efforts need to continue in that direction. The appropriate feedback was conveyed to the Board members on their respective evaluation.

Policy on Appointment and Remuneration of Directors and Key Managerial Personnel

The Bank has in place a Policy for appointment and fit and proper criteria for Directors of the Bank. This Policy lays down the criteria for identification of persons who are qualified as 'fit and proper' to become Directors such as academic qualifications, competence, track record, integrity, relevant skills, etc. which shall be considered by the Nomination and Remuneration Committee ("NRC") while recommending the appointment of proposed candidate as a Director of the Bank.

This Policy also deals with the process for re-appointment of directors, annual affirmations, familiarization programme for Non-Executive Directors ("NEDs"), etc. and is available on the website of the Bank at _https://www.hdfcbank.com/personal/about-us/corporate-governance/codes-and-policies_.

The remuneration of all employees of the Bank, including Whole Time Directors, Material Risk Takers, Key Managerial Personnel, Senior Management and other employees is governed by the Compensation Policy of the Bank. The same is available at the _https://www.hdfcbank.com/personal/about-us/corporate-governance/codes-and-policies_.

The Compensation Policy of the Bank, duly reviewed and recommended by the NRC has been articulated in line with the relevant Reserve Bank of India guidelines.

The Bank's Compensation Policy is aimed to attract, retain, reward and motivate talented individuals critical for achieving strategic goals and long-term success. The Compensation Policy is aligned to business strategy, market dynamics, internal characteristics and complexities within the Bank. The ultimate objective is to provide a fair and transparent structure that helps the Bank to retain and acquire the talent pool critical to build competitive advantage and brand equity.

The Bank's approach is to have a "pay for performance" culture based on the belief that the performance management system provides a sound basis for assessing performance holistically. The compensation system also takes into account factors such as roles, skills / competencies, experience and grade / seniority to differentiate pay appropriately on the basis of contribution, expertise and availability of talent on account of competitive market forces. The details of the Compensation Policy are also included in Note No. 18 of Schedule 18 forming part of the standalone financial statements.

During FY 2024-25 based on the recommendation of the NRC, the Compensation Policy of Bank was reviewed by the Board of Directors and necessary changes were made to the policy with respect to addition of clauses pertaining to 'Special Payouts' and inclusion of 'Guidelines to grant LTI to New Joiners'.

The NEDs including Independent Directors are paid remuneration by way of sitting fees for attending meetings of the Board and its Committees, which are determined by the Board based on applicable regulatory guidelines / circulars.

Further, expenses incurred by them, if any, for attending meetings of the Board and Committees in person are reimbursed at actuals. Pursuant to the relevant RBI guidelines and approval of the Members, the NEDs including Independent Directors, are paid fixed remuneration as detailed in the Report on Corporate Governance.

The following Directors of the Bank are also the director(s) of the Bank's subsidiaries / step down subsidiaries as on the date of this report:

Name of Directors	Name of Subsidiary / Step down Subsidiary Company	Designation
Mr. M D Ranganath	HDFC Pension Fund Management Limited (Subsidiary of HDFC Life Insurance Company Limited)	Non-Executive Independent Director
Mr. Keki Mistry	HDFC ERGO General Insurance Company Limited	Non-Executive Director (Chairman)
	HDFC Life Insurance Company Limited	Non-Executive Director (Chairman)
	HDFC Capital Advisors Limited	Non-Executive Director
Mrs. Renu Karnad	HDFC Asset Management Company Limited	Non-Executive Director
	HDFC ERGO General Insurance Company Limited	Non-Executive Nominee Director (HDFC Bank)
	HDFC Capital Advisors Limited	Non-Executive Director
Mr. Kaizad Bharucha	HDFC Life Insurance Company Limited	Non-Executive Nominee Director (HDFC Bank)
	HDFC Capital Advisors Limited	Non-Executive Nominee Director (HDFC Bank)
	HDFC Securities IFSC Limited (Subsidiary of HDFC Securities Limited)	Non-Executive Nominee Director (HDFC Bank)
Mr. Bhavesh Zaveri	HDFC Trustee Company Limited	Non-Executive Nominee Director (HDFC Bank)
	HDFC Sales Private Limited	Non-Executive Nominee Director (HDFC Bank) [Chairman]
	HDFC Securities Limited	Non-Executive Nominee Director (HDFC Bank)
Mr. V Srinivasa Rangan	HDFC Asset Management Company Limited	Non-Executive Nominee Director (HDFC Bank)

Note: *As per the Bank's Policy, no sitting fees were paid to the Executive Director(s) of the Bank nominated on the board of its subsidiary/ step down subsidiary.*

Succession Planning

The NRC and Board reviews succession planning and transitions at the Board and Senior Management level. The Board composition and the desired skill sets / areas of expertise at the Board level are continuously reviewed and vacancies, if any, are reviewed in advance through a systematic process.

Succession planning at Senior Management level, including business and assurance functions, is continuously reviewed to ensure continuity and depth of leadership at two levels below the Managing Director. Successors are identified prior to the Senior Management positions falling vacant, to ensure a smooth and seamless transition.

Succession planning is a continuous process which is periodically reviewed by NRC and the Board.

Significant and Material orders passed by Regulators

There are no significant and material orders passed by the regulators or courts or tribunals impacting the going concern status and operations of the Bank in the future.

Directors and Key Managerial Personnel

In compliance with Section 152 of the Act and the Articles of Association of the Bank, Mr. Kaizad Bharucha and Mrs. Renu Karnad will retire by rotation at the ensuing AGM and are eligible for re-appointment. The resolutions for their re-appointment are being proposed at the ensuing AGM for the approval of the Members. A brief profile of Mr. Bharucha and Mrs. Karnad is furnished elsewhere in the Integrated Annual Report and Notice of the AGM for the information of the Members.

During FY 2024-25 following were the changes in composition of the Board of Directors and Key Managerial Personnel of the Bank:

1. Re-appointment of Mr. Atanu Chakraborty (DIN: 01469375) as the Part-Time Chairman and Independent Director of the Bank for a period of 3 (Three) years with effect from May 5, 2024 to May 4, 2027 (both days inclusive), not liable to retire by rotation, as approved by RBI and the Members through Postal Ballot on May 3, 2024;

2. Appointment of Mr. Santhosh Keshavan (DIN: 08466631) as an Independent Director of the Bank for a period of 3 (Three) years with effect from November 18, 2024 to November 17, 2027 (both days inclusive), not liable to retire by rotation, as approved by the Members through Postal Ballot on January 11, 2025;

3. Resignation of Mr. Santosh Haldankar (ICSI Membership No.: A19201) as the Company Secretary and Compliance Officer of the Bank effective from July 20, 2024 (close of business hours); and



4. Appointment of Mr. Ajay Agarwal (ICSI Membership No.: F9023) as the Company Secretary and Compliance Officer of the Bank with effect from July 21, 2024.

All the Directors of the Bank have confirmed that they satisfy the fit and proper criteria as prescribed under the applicable regulations and that they are not disqualified from being appointed as Directors in terms of Section 164(2) of the Act.

Particulars of Employees

In accordance with the provisions of Section 197(12) of the Act read with Rule 5(1) of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014, the requisite details are set out in **Annexure 4** to this Report.

Further, the statement containing particulars of employees as required under Section 197(12) of the Act read with Rule 5(2) and Rule 5(3) of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014, is given in an Annexure and forms part of this Report. In terms of Section 136(1) of the Act, the Integrated Annual Report including the financial statements are being sent to the Members excluding the aforesaid Annexure. The Annexure is available for inspection and any Member interested in obtaining a copy of the Annexure may write to the Company Secretary of the Bank.

Compliance on Maternity Benefit Act, 1961

The Bank has complied with the applicable provisions of Maternity Benefit Act, 1961 for female employees of the Bank with respect to leaves and maternity benefits thereunder.

Conservation of Energy and Technology Absorption

Please refer to page nos. 119 to 120 and 125 of this Integrated Annual Report for information on Conservation of Energy and page no. 228 of this Integrated Annual Report for information on Technology Absorption.

Foreign Exchange Earnings and outgo

During the year, the total foreign exchange earned by the Bank was ₹ 4,919.04 crore (on account of net gains arising on all exchange / derivative transactions) and the total foreign exchange outgo was ₹ 4,092.04 crore towards the operating and capital expenditure requirements.

Secretarial Audit

In terms of Section 204 of the Act and the Rules made thereunder, M/s. BNP & Associates, Company Secretaries, (ICSI Firm Registration No. P2014MH037400), were appointed as Secretarial Auditors of the Bank for FY 2024-25. The report of Secretarial Auditors is enclosed as **Annexure 5** to this Report. There are no qualifications, reservations or adverse remarks in the report of the Secretarial Auditors.

Further, the Audit Committee and the Board of Directors of the Bank at their respective meetings held on April 12, 2025 and April 19, 2025 have recommended the appointment of M/s. Bhandari & Associates, Practicing Company Secretaries (ICSI Firm Registration No. P1981MH043700), as Secretarial Auditors of the Bank at an overall audit fees of Rs. 15,00,000 (Rupees Fifteen Lakh Only) per annum in addition to out of pocket expenses, outlays and taxes as applicable, to conduct secretarial audit of the Bank for a period of 5 (Five) years i.e. from FY 2025-26 till (and including) FY 2029-30.

The resolution in this regard is being proposed at ensuing AGM for approval of the Members.

Corporate Governance

In compliance with applicable provisions of SEBI Listing Regulations, a separate report on Corporate Governance along with a certificate of compliance from the Secretarial Auditors, forms an integral part of this Annual Report.

Business Responsibility and Sustainability Report

The Bank's Business Responsibility and Sustainability Report forms an integral part of this Report.

Prevention, Prohibition and Redressal of Sexual Harassment of Women at the Workplace

The relevant information is included in the Report on Corporate Governance.

Customer complaints and grievance redressal

Details of customer complaints and grievance redressal is enclosed as **Annexure 6** to this Report.

Unclaimed Deposits of HDFC Limited

The Bank is a private sector bank registered with RBI and in terms of applicable RBI norms, deposits remaining unclaimed / unpaid for a period of 10 (Ten) years, need to be transferred by the Bank to Depositor Education and Awareness (DEA) Fund maintained by RBI.

In accordance with applicable provisions of the Act read with Investor Education and Protection Fund Authority (Accounting, Audit, Transfer and Refund) Rules, 2016, as amended, HDFC Limited, has transferred deposits remaining unclaimed for a period of 7 (Seven) years upto June 30, 2023, to the Investor Education and Protection Fund (IEPF) established by the Central Government. The deposit holders of HDFC Limited can claim their respective unclaimed deposits from IEPF. The process of claiming the deposits from IEPF is uploaded on the website of the Bank. Post merger of HDFC Limited with and into the Bank i.e. effective July 1, 2023, the Bank has been transferring all the unclaimed deposits of HDFC Limited (remaining unclaimed for more than 10 years) to the DEA Fund.

Acknowledgement

The Directors of the Bank would like to place on record their gratitude towards the guidance and co-operation received from the Reserve Bank of India, Securities and Exchange Board of India, Stock exchanges, Ministry of Corporate Affairs and other Government and Regulatory Agencies. The Directors of the Bank would like to take this opportunity to express their appreciation for the hard work and dedicated efforts put in by the Bank's employees and look forward to their continued contribution.

Conclusion

After two years of the merger, the integration of HDFC Limited's home loan expertise with HDFC Bank's extensive scale and reach has strengthened our position as a leading financial institution. The merger has resulted in a much stronger Bank that is now poised to capitalise further on the growth opportunities in the market. In FY 2024-25, the Bank reported healthy growth while maintaining pristine asset quality. There is immense opportunity for offering banking services in India as the economy grows. HDFC Bank is well positioned to capitalise on this due to its strong balance sheet as well as established brand name. While pursuing growth, the Bank will not compromise on high corporate governance standards and will continue focusing on its five core values: Customer Focus, Operational Excellence, Product Leadership, People and Sustainability.

On behalf of the Board of Directors

Atanu Chakraborty
Part-Time Chairman
and Independent Director

Sashidhar Jagdishan
Managing Director
and Chief Executive Officer

Place : Mumbai
Date : June 20, 2025



ANNEXURE 1 TO THE DIRECTORS' REPORT

The ESOP and RSU Schemes of the Bank are in compliance with SEBI (Share Based Employee Benefits and Sweat Equity) Regulations, 2021 ("the Regulations") and the details as per the Regulations and as required to be disclosed pursuant to sub rule (9) of Rule 12 of the Companies (Share Capital and Debentures) Rules, 2014, are as under:

Schemes	Date of Shareholders Approval	Total No of Options/Units Approved Face value (FV) of Re. 1/- each	Grant Price (Rs.)	Options/ Units Opening balance FV Re. 1/	Options, Units Granted / Options, Units Reinstated FV Re. 1/-	Options/ Units Vested FV Re. 1/-	Options/Units Exercised & Shares Allotted of FV Re. 1/-	Options/ Units Forfeited	Options / Units Lapsed	Total Options / Units in Force as on March 31, 2025
Plan F-ESOS 27	27th June, 2013	20,00,00,000	716.60	30,18,118	0	0	29,90,718	0	27,400	0
Plan F-ESOS 28	27th June, 2013	20,00,00,000	731.08	0	0	0	0	0	0	0
Plan G-ESOS 29	21st July, 2016	20,00,00,000	1,030.60	25,99,650	0	0	25,81,050	0	18,600	0
Plan G-ESOS 30	21st July, 2016	20,00,00,000	1,003.03	66,910	0	0	66,910	0	0	0
Plan G-ESOS 31	21st July, 2016	20,00,00,000	1,045.23	83,400	0	0	83,400	0	0	0
Plan G -ESOS 32	21st July, 2016	20,00,00,000	1,107.18	58,100	0	0	21,800	0	7,900	28,400
Plan G -ESOS 33	21st July, 2016	20,00,00,000	1,229.00	1,66,54,400	0	0	1,02,11,400	0	39,000	64,04,000
Plan G -ESOS 34	21st July, 2016	20,00,00,000	882.85	4,40,400	0	0	3,10,000	0	0	1,30,400
Plan G -ESOS 35	21st July, 2016	20,00,00,000	1,235.80	3,60,82,300	0	1,11,60,100	1,53,96,200	4,89,500	1,42,300	2,00,54,300
Plan G -ESOS 36	21st July, 2016	20,00,00,000	1,426.45	2,31,04,400	0	56,10,300	73,10,700	4,87,700	1,93,800	1,51,12,200
Plan G -ESOS 37	21st July, 2016	20,00,00,000	1,516.95	2,38,000	0	59,600	1,04,600	0	0	1,33,400
Plan G -ESOS 38	21st July, 2016	20,00,00,000	1,493.50	1,20,730	0	30,200	30,200	0	0	90,530
Plan G -ESOS 39	21st July, 2016	20,00,00,000	1,287.05	6,27,612	0	1,69,600	1,45,400	76,320	0	4,05,892
Plan G -ESOS 40	21st July, 2016	20,00,00,000	1,360.75	97,877	0	24,500	0	0	0	97,877
Plan G -ESOS 41	21st July, 2016	20,00,00,000	1486.10	0	0	0	0	0	0	0
Plan G -ESOS 42	21st July, 2016	20,00,00,000	1,426.65	2,80,94,500	0	67,90,000	15,61,700	9,64,500	15,500	2,55,52,800
Plan G -ESOS 43	21st July, 2016	20,00,00,000	1,673.10	52,700	0	13,100	0	0	0	52,700
Plan G -ESOS 44	21st July, 2016	20,00,00,000	1584.45	3,17,091	0	79,200	0	0	0	3,17,091
Plan G -ESOS 45	30th June, 2010	20,00,00,000	1,636.90	50,75,360	0	12,62,900	33,800	2,45,280	2,600	47,93,680
Plan G -ESOS 46	27th June, 2013	20,00,00,000	1,636.90	1,25,33,590	0	30,13,100	97,400	9,40,110	5,400	1,14,90,680
Plan G -ESOS 47	21st July, 2016	20,00,00,000	1,636.90	22,13,560	0	4,95,500	0	2,38,810	0	19,74,750
Plan G -ESOS 48	21st July, 2016	20,00,00,000	1,506.05	29,32,674	0	8,65,100	48,200	3,70,814	0	25,13,660
Plan G -ESOS 49	21st July, 2016	20,00,00,000	1,506.05	74,560	0	18,600	0	0	0	74,560
Plan G -ESOS 50	21st July, 2016	20,00,00,000	1,506.05	10,34,520	0	2,47,900	11,500	46,600	0	9,76,420
Plan G -ESOS 51	21st July, 2016	20,00,00,000	1,506.05	63,026	0	17,760	2,060	6,553	0	54,413
Plan G -ESOS 52	21st July, 2016	20,00,00,000	1,478.85	3,36,057	0	84,000	0	0	0	3,36,057
Plan G -ESOS 53	21st July, 2016	20,00,00,000	1,478.85	93,343	0	23,300	23,300	0	0	70,043
Plan G -ESOS 54	21st July, 2016	20,00,00,000	1,419.90	24,670	0	6,200	0	0	0	24,670
Plan G -ESOS 55	21st July, 2016	20,00,00,000	1,419.90	3,330	0	1,000	0	0	0	3,330
ESOS-07 eHDFC 2007	25th November, 2022	44,411	255.84	44,411	0	0	0	0	0	44,411
ESOS-08 eHDFC 2008	25th November, 2022	40,942	160.79	40,942	0	0	0	0	0	40,942
ESOS-14 eHDFC 2014	25th November, 2022	12,483	603.96	12,483	0	0	0	0	0	12,483
ESOS-17 eHDFC 2017-1	25th November, 2022	4,95,190	934.44	2,22,926	0	0	1,59,547	0	15,767	47,612
ESOS-17 eHDFC 2017-2	25th November, 2022	1,20,960	1,011.34	120,960	0	0	120,960	0	0	0


Schemes	Date of Shareholders Approval	Total No of Options/Units Approved Face value (FV) of Re. 1/- each	Grant Price (Rs.)	Options/ Units Opening balance FV Re. 1/	Options, Units Granted / Options, Units Reinstated FV Re. 1/-	Options/ Units Vested FV Re. 1/-	Options/Units Exercised & Shares Allotted of FV Re. 1/-	Options/ Units Forfeited	Options / Units Lapsed	Total Options / Units in Force as on March 31, 2025
ESOS-17 eHDFC 2017-3	25th November, 2022	57,120	1,089.29	57,120	0	0	13,500	0	0	43,620
ESOS-17 eHDFC 2017-4	25th November, 2022	2,16,720	1,242.15	2,12,920	0	0	70,120	0	0	1,42,800
ESOS-20 eHDFC 2020-1	25th November, 2022	3,80,86,981	1,076.64	3,02,22,276	0	1,73,229	98,78,029	0	662	2,03,43,585
ESOS-20 eHDFC 2020-2	25th November, 2022	42,000	1,535.27	42,000	0	0	0	0	0	42,000
ESOS-20 eHDFC 2020-3	25th November, 2022	1,68,000	1,477.68	1,68,000	0	84,000	0	0	0	1,68,000
ESOS-20 eHDFC 2020-4	25th November, 2022	1,00,800	1,497.92	1,00,800	0	50,400	0	0	0	1,00,800
ESOS-20 eHDFC 2020-5	25th November, 2022	1,78,080	1,423.75	1,78,080	0	89,040	0	0	0	1,78,080
ESOS-20 eHDFC 2020-6	25th November, 2022	88,19,594	1,327.21	80,61,228	0	39,92,834	16,82,553	1,11,291	30,120	62,37,264
ESOS-20 eHDFC 2020-7	25th November, 2022	1,59,600	1,391.40	1,17,600	0	8,400	0	0	0	1,17,600
ESOS-20 eHDFC 2020-8	25th November, 2022	16,800	1,523.75	16,800	0	0	0	0	0	16,800
Plan G - ESOS 56	21st July, 2016	20,00,00,000	1573.35	0	96,650	0	0	0	0	96,650
Plan G - ESOS 57	21st July, 2016	20,00,00,000	1,605.05	0	4,77,150	0	0	0	0	4,77,150
Plan H - ESOS 58	9th August, 2024	9,50,00,000	1,734.20	0	2,21,56,230	0	0	0	0	2,21,56,230
Plan H - ESOS 59	9th August, 2024	9,50,00,000	1,677.30	0	4,16,630	0	0	0	0	4,16,630
ESIS-2022 RSU 001	14th May, 2022	10,00,00,000	1.00	23,34,200	0	6,51,850	7,14,630	62,320	46,850	1,510,400
ESIS-2022 RSU 002	14th May, 2022	10,00,00,000	1.00	13,220	0	3,700	4,380	300	120	8,420
ESIS-2022 RSU 003	14th May, 2022	10,00,00,000	1.00	20,160	0	5,050	6,600	1,850	570	11,140
ESIS-2022 RSU 004	14th May, 2022	10,00,00,000	1.00	56,29,190	0	9,86,870	9,14,120	2,53,470	2,490	4,459,110
ESIS-2022 RSU 005	14th May, 2022	10,00,00,000	1.00	36,72,637	0	11,32,072	7,12,500	3,62,657	1,100	2,596,380
ESIS-2022 RSU 006	14th May, 2022	10,00,00,000	1.00	208	0	70	51	0	0	157
ESIS-2022 RSU 007	14th May, 2022	10,00,00,000	1.00	31,430	0	7,911	2,702	3,096	25	25,607
ESIS-2022 RSU 008	14th May, 2022	10,00,00,000	1.00	20,759	0	6,859	982	138	0	19,639
ESIS-2022 RSU 009	14th May, 2022	10,00,00,000	1.00	0	60,41,515	0	0	0	0	60,41,515
ESIS-2022 RSU 010	14th May, 2022	10,00,00,000	1.00	0	1,98,060	0	0	0	0	1,98,060
ESIS-2022 RSU 011	14th May, 2022	10,00,00,000	1.00	0	15,000	0	0	0	0	15,000
Total		18,73,81,228		2,94,01,235		3,71,64,245	5,53,11,012	46,61,309	5,50,204	15,62,59,938

Options Exercised during FY 2024-25	5,53,11,012
Share Capital Money	5,53,11,012.00
Share Premium Money Received	63,40,96,62,365.87
Perquisite Tax Amount Collected	10,85,66,55,891.00
Total Amount Collected	74,32,16,29,268.87

Note: 1 (One) share of the face value of ₹ 1/- each would arise on exercise of 1 (One) Equity Stock Option/ Restricted Stock Unit

Vesting Requirements	Except for the death / permanent disablement or retirement of the employee, the options will vest only if the employee is in the continuous and uninterrupted employment of the Bank as on the date of vesting.
Maximum Term of Options	Provided the employee is in the continuous and uninterrupted employment of the Bank, the options vested under the ESOP Schemes 25 to ESOP Scheme 28 and ESOP Scheme 41 to ESOP Scheme 59 will lapse in case the same are not exercised by the employee within four years from the respective dates of vesting. However, for the grant of options under the ESOP Schemes 29 to ESOP Scheme 40 the vested options will lapse in case the same are not exercised by the employee within two years from the respective dates of vesting. Further, for the grant of options under the RSU 001 to 011 the vested options will lapse in case the same are not exercised by the employee within one year from the respective dates of vesting. Further, for the grant of options under the schemes of HDFC Limited, the vested will lapse in case the same are not exercised by the employee within five years from the respective dates of vesting.

In case of death/ permanent disablement or retirement of the employee to whom the options are granted, all unvested options shall get vested to the employee on the date of happening of such event and should be exercised within one year period or its lapse date whichever is earlier from the date of such event for options granted under ESOP Scheme 23 to ESOP Scheme 34 and RSU 001 to 011. However, in case of ESOP Scheme 35 to ESOP Scheme 40 the vesting will happen on date of such event and exercisable within two years from the occurrence of the event or its lapse date whichever is earlier and in case of ESOP Scheme 41 to 59 the vesting will happen on date of such event and exercisable within four years from the occurrence of the event or its lapse date whichever is earlier and in case of schemes of HDFC Limited, the vested will happen on date of such event and exercisable within five years from the occurrence of the event or its lapse date whichever is earlier. |
| Source of shares | Primary |
| Variation in terms of ESOS | None |

DETAILS OF OPTIONS GRANTED TO DIRECTORS AND SENIOR MANAGERIAL PERSONNEL AND KEY MANAGERIAL PERSONNEL AS ON MARCH 31, 2025

Sr. no.	Name	Grade	Final Grant
1.	Arvind Vohra	CX	83,200
2.	Ashish Parthasarthy	CX	83,200
3.	Bhavesh Zaveri	ED	78,602
4.	Gourab Roy	CX	69,160
5.	Jimmy M Tata	CX	83,200
6.	N Srinivasan	CX	69,160
7.	Nirav Vimal Shah	CX	83,200
8.	Parag Rao	CX	83,200
9.	Rakesh Kumar Rajput	CX	47,030
10.	Rakesh Singh	CX	83,200
11.	Ramesh Lakshminarayanan	CX	83,200
12.	Sanmoy Chakrabarti	CX	48,510
13.	Sashidhar Jagdishan	MD	2,12,052
14.	Srinivasa V Rangan	ED	1,25,976
15.	Srinivasan Vaidyanathan	CX	59,440
16.	Sudhir Kumar Jha	CX	69,160
17.	Suketu Kapadia	CX	37,940
18.	Sumant Vinay Rampal	CX	69,160
19.	Vinayak Ravindra Mavinkurve	CX	55,310
20.	Ajay Agarwal*	C2	26,660



Mr. Ajay Agarwal was appointed as Company Secretary and Head- Group Oversight with effect from July 21, 2024. He was further elevated as Group Head-Secretarial & Group Oversight with effect from April 1, 2025.

i.	Other employees who receive a grant in any one year of share-linked instruments (employee stock options and restricted stock units) amounting to 5 % or more of share-linked instruments granted during that year	None
ii.	Identified employees who were granted share linked instruments, during any one year, equal to or exceeding 1 percent of the issued capital (excluding outstanding warrants and conversions)	None
iii.	Diluted Earnings Per Share (EPS) pursuant to the issue of shares on exercise of share linked instruments calculated in accordance with Accounting Standard (AS) - 20 (Earnings Per Share)	The diluted EPS of the Bank calculated after considering the effect of potential equity shares arising on account of exercise of share- linked instruments is ₹ 87.90
iv.	Where the company has calculated the employee compensation cost using the intrinsic value of the share-linked instruments, the difference between the employee compensation cost so computed and the employee compensation cost that shall have been recognized if it had used the fair value of the share linked instruments, shall be disclosed. The impact of this difference on profits and on EPS of the company shall also be disclosed	During the year, the compensation cost for share-linked instruments granted has been recognised basis the fair value of the share-linked instruments calculated based on the Black-Scholes model.
v.	Weighted average exercise prices and weighted average fair values of share-linked instruments shall be disclosed separately for share-linked instruments whose exercise price either equals or exceeds or is less than the market price of the stock share-linked instruments.	The weighted average price of the stock options exercised is ₹ 1,198.42 and the weighted average fair value cost is ₹ 326.02 The weighted average price of the RSU's exercised is ₹ 1 and the weighted average fair value is ₹ 1,485.15
vi.	A description of the method and significant assumptions used during the year to estimate the fair value of share-linked instruments, at the time of grant including the following weighted average information:	The Bank calculated the fair value of share linked instruments at the time of grant, using Black-Scholes model with the following assumptions
I.	Risk-free interest rate	6.73 percent to 7.19 percent
II.	Expected life	1 to 8 years
III.	Expected volatility	20.05 percent to 27.70 percent
IV.	Expected dividends	0.77 percent to 1.58 percent
V.	The price of the underlying share in the market at the time of share linked instrument grant	For ESOS, the market price per share at the time of grant of options was ₹ 1,561.30 for ESOS 56, and ₹ 1,615.55 for ESOS 57, and ₹ 1,751.85 for ESOS 58 and ₹ 1,691.50 for ESOS 59 For RSU, the market price per share was ₹ 1,751.85 for RSU 009, RSU 010 and RSU 011
VI.	The weighted average market price of Bank's shares on NSE at the time of share linked instruments grant	For ESOS, the weighted average market price at the time of grant was ₹ 1,566.93 for ESOS 56, and ₹ 1,615.74 for ESOS 57, and ₹ 1,744.14 for ESOS 58 and ₹ 1,685.73 for ESOS 59 For RSU, the weighted average market price was ₹ 1,744.14 for RSU 009, RSU 010 and RSU 011
VII.	Method used and assumptions made to incorporate effects of expected early exercise	The Black-Scholes model is used to calculate the fair value of options at the time of grant.
VIII.	How expected volatility was determined, including explanation of the extent to which expected volatility was based on historical volatility	Stock expected volatility is completely based on GARCH volatility forecasting model using historical stock prices from the market.
IX.	Whether and how any other features of the share linked instrument grant were incorporated into the measurement of fair value, such as a market condition	Stock price and risk-free interest rate are variables based on actual market data at the time of share linked instrument valuation.


ANNEXURE 2 TO THE DIRECTORS' REPORT

1. **Brief outline on CSR Policy of the Company:**

   The Bank's CSR is implemented under the aegis of 'Parivartan' which is the umbrella brand for all the Bank's social initiatives. Parivartan aims to bring about a transformation in the communities in which the Bank operates through multiple initiatives in the areas of education, skill training and livelihood enhancement, health care, sports, environmental sustainability and rural development. The Bank's programs are guided by CSR Policy duly approved by the Board which is driven by the vision of "Creating Sustainable Communities." The CSR policy and programs are aligned to comply with the requirements of Section 135 of the Companies Act, 2013 and are monitored by a Board level Committee.

2. **Composition of CSR Committee:**

Sl. No.	Name of Director	Designation / Nature of Directorship	Number of meetings of CSR Committee attended / held during the year
1	Dr. (Mrs.) Sunita Maheshwari	Independent Director – Chairperson	5/5
2	Dr. (Mr.) Harsh Kumar Bhanwala*	Independent Director	2/2
3	Mrs. Renu Karnad	Non-Executive Director	5/5
4	Mr. Santhosh Keshavan**	Independent Director	N.A.
4	Mr. Kaizad Bharucha	Deputy Managing Director	5/5

   * Dr. (Mr.) Harsh Kumar Bhanwala was appointed as a Member of the CSR & ESG Committee with effect from October 19, 2024.

   **Mr. Santhosh Keshavan was appointed as a Member of the CSR & ESG Committee with effect from March 27, 2025.

3. Web-link(s) where Composition of CSR Committee, CSR Policy and CSR Projects approved by the Board.

   https://v.hdfcbank.com/csr/our-commitment.html

4. Executive summary along with web-link(s) of Impact Assessment of CSR Projects carried out in pursuance of sub-rule (3) of rule 8, if applicable.

   The Bank carried out 78 mandatory impact assessment studies in FY 2024-25 as per compliance with the requirements of CSR Rules. Below is the link and details of mandatory 78 impact assessment reports.

   https://v.hdfcbank.com/csr/our-commitment.html

Sr. No.	Project Code	Focus of the Impact Assessment
1	P0745	Assessment of the FDP project for the support provided to the Community Health Centers for proving CT Scan machines
2	P0693	Assessment of the FDP project for the support provided Banaras Hindu University Hospital for the medical equipment
3	P0387	Assessment of a Holistic Rural Development Project
4	P0692	Assessment of the FDP project primarily focused on installing smart TVs in one classroom of the intervention schools
5	P0335	Assessment of a Holistic Rural Development Project
6	P0336	Assessment of a Holistic Rural Development Project
7	P0338	Assessment of a Holistic Rural Development Project

Sr. No.	Project Code	Focus of the Impact Assessment
8	P0340	Assessment of the FDP project aimed at strengthening rural livelihoods by establishing robust value chains around garlic and other high-value crops, thereby enhancing income opportunities for smallholder farmers
9	P0342	Assessment of the FDP project for the support provided to the marginalized youth with future-ready skills in the IT/ITES sector, thereby enhancing their employability and income-generating potential
10	P0343	Assessment of the FDP project for the support provided to marginalized youth with skills in the Healthcare sector, thereby enhancing their employability and income-generating potential
11	P0349	Assessment of a Holistic Rural Development Project
12	P0354	Assessment of a Holistic Rural Development Project
13	P0358	Assessment of a Holistic Rural Development Project
14	P0359	Assessment of a Holistic Rural Development Project
15	P0436	Assessment of the FDP project for skill training provided to youth in AI, Digital Marketing, Core Java, and Cloud Computing, aiming to boost employability through digital skill development
16	P0626	Assessment of a Holistic Rural Development Project
17	P0700	Assessment of the FDP project for the support provided to government hospitals for providing medical equipment
18	P0754	Assessment of the FDP project for the support to the disabled persons provided with tricycles
19	P0327	Assessment of a Holistic Rural Development Project
20	P0350	Assessment of the FDP project for the support provided to promote sustainable livelihoods and socio-economic development in rural communities, focusing on enhancing agricultural practices, improving community infrastructure, and increasing income-generating opportunities
21	P0357	Assessment of a Holistic Rural Development Project
22	P0581	Assessment of the FDP project for the support provided for the school infrastructure development
23	P0638	Assessment of the FDP project focused on enabling digital skills for employability of rural youth by ensuring well-equipped IT Labs with desktops
24	P0601	Assessment of the FDP project for the support provided for quality nursing education to young tribal women from disadvantaged backgrounds
25	P0331	Assessment of the FDP project aimed to adopt a comprehensive area intervention approach combining varied approaches, appropriate technologies and livelihood prototypes deployed or developed and strengthen supply chains
26	P0382	Assessment of the FDP project for the support for skill development and livelihood enhancement of marginalized communities
27	P0384	Assessment of the FDP project for the support provided for skill development and livelihood enhancement of marginalized communities
28	P0388	Assessment of the FDP project for the support for skill development and livelihood enhancement of marginalized communities
29	P0323	Assessment of a Holistic Rural Development Project
30	P0332	Assessment of a Holistic Rural Development Project
31	P0315	Assessment of a Holistic Rural Development Project
32	P0330	Assessment of a Holistic Rural Development Project
33	P0314	Assessment of a Holistic Rural Development Project
34	P0329	Assessment of a Holistic Rural Development Project
35	P0433	Assessment of a Holistic Rural Development Project
36	P0326	Assessment of a Holistic Rural Development Project
37	P0341	Assessment of a Holistic Rural Development Project
38	P0347	Assessment of a Holistic Rural Development Project
39	P0362	Assessment of a Holistic Rural Development Project


Sr. No.	Project Code	Focus of the Impact Assessment
40	P0398	Assessment of a Holistic Rural Development Project
41	P0413	Assessment of a Holistic Rural Development Project
42	P0317	Assessment of a Holistic Rural Development Project
43	P0312	Assessment of a Holistic Rural Development Project
44	P0322	Assessment of a Holistic Rural Development Project
45	P0503	Assessment of the FDP project for the support provided for smart school development in intervention areas
46	P0316	Assessment of a Holistic Rural Development Project
47	P0319	Assessment of a Holistic Rural Development Project
48	P0320	Assessment of a Holistic Rural Development Project
49	P0289	Assessment of a Holistic Rural Development Project
50	P0334	Assessment of a Holistic Rural Development Project
51	P0364	Assessment of the FDP project aimed to enhance the livelihoods of rural villagers by promoting sustainable farming practices, encouraging an entrepreneurial mindset, creating an enabling learning environment and developing employability (self/wage) among rural youths/ farmers/ women by sharpening the existing skills and knowledge to sustain in existing market
52	P0328	Assessment of a Holistic Rural Development Project
53	P0313	Assessment of a Holistic Rural Development Project
54	P0282	Assessment of a Holistic Rural Development Project
55	G0040	Assessment of the FDP project for the support provided for HPV vaccination drive.
56	G0166	Assessment of the FDP project for the support provided for CT scan and MRI machines to the Municipality Hospital
57	P0627	Assessment of the FDP project supporting junior athletes for Olympics.
58	P0286	Assessment of a Holistic Rural Development Project
59	G0120	Assessment of the FDP project supported with artificial limbs calipers for differently abled.
60	G0161	Assessment of the FDP project for the support provided for the school infrastructure development.
61	P0311	Assessment of a Holistic Rural Development Project
62	P0400	Assessment of the FDP project for the support provided for women empowerment through creating sustainable livelihood by providing vocational training.
63	P0212	Assessment of the FDP project for support provided to students for promoting education.
64	P0630	Assessment of the FDP project for the support provided for smart school development in intervention areas.
65	P0635	Assessment of the FDP project for the support provided for smart school development in intervention areas.
66	P0287	Assessment of a Holistic Rural Development Project
67	P0466	Assessment of a Holistic Rural Development Project
68	P0617	Assessment of the FDP project aiming at fostering competencies rather than content retention, the program aimed to equip students with the tools needed for academic and lifelong success.
69	P0321	Assessment of a Holistic Rural Development Project
70	P0295	Assessment of the FDP project for the support provided for waste management in intervention areas.
71	P0648	Assessment of the FDP project for the support provided to strengthen the school infrastructure holistically.
72	P0526	Assessment of the FDP project for the support provided for smart school development in intervention areas.
73	P0279	Assessment of a Holistic Rural Development Project
74	P0582	Assessment of the FDP project for the support provided for women empowerment through creating sustainable livelihood by providing vocational training.

Sr. No.	Project Code	Focus of the Impact Assessment
75	P0280	Assessment of a Holistic Rural Development Project
76	P0310	Assessment of the FDP project aimed at improving learning attainment levels and enhancing the learning experiences of students while fostering holistic development through edutainment methods.
77	P0478	Assessment of the FDP project for the support provided for smart school development in intervention areas.
78	P0064	Assessment of the FDP project, Zero Investment Innovations for Education Initiatives (ZIIEI) aimed to contribute towards quality education, personality development and skilling by introducing innovative teaching methods such as arts, sports, storytelling, and project-based learning.

All amounts in INR crore rounded off.

5.

    a) Average net profit of the Bank as per sub-section (5) of section 135: **INR 53,001.70 Cr**

    b) Two percent of average net profit of the Bank as per sub-section (5) of section 135: **INR 1,060.03 Cr**

    c) Surplus arising out of the CSR Projects or programmes or activities of the previous financial years: **0.08 Cr**

    d) Amount required to be set-off for the financial year, if any: **INR 0 Cr**

    e) Total CSR obligation for the financial year [(b)+(c)-(d)]: **INR 1,060.11 Cr**

6.

    a) Amount spent on CSR Projects (both Ongoing Project and other than Ongoing Project): **INR 1,039.29 Cr**

    b) Amount spent in Administrative Overheads: **INR 20.92 Cr**

    c) Amount spent on Impact Assessment, if applicable: **INR 7.82 Cr**

    d) Total amount spent for the Financial Year [(a)+(b)+(c)]: **INR 1,068.03 Cr**

    e) CSR amount spent or unspent for the Financial Year:

Total Amount Spent for the Financial Year. (in Rs. Cr)	Amount Unspent (in Rs.)				
	Total Amount transferred to Unspent CSR Account as per sub-section (6) of section 135.		Amount transferred to any fund specified under Schedule VII as per second proviso to sub-section (5) of section 135.		
	Amount.	Date of transfer.	Name of the Fund	Amount.	Date of transfer.
1,068.03	0	NA	NA	NA	NA

(b) Excess amount for set-off, if any:

Sl. No.	Particular	Amount (in ₹ Cr) (rounded off)
(1)	(2)	(3)
(i)	Two percent of average net profit of the company as per sub-section (5) of section 135	1,060.03
(ii)	Total amount spent for the Financial Year	1,068.03
(iii)	Excess amount spent for the Financial Year [(ii)-(i)]	8.00
(iv)	Surplus arising out of the CSR projects or programmes or activities of the previous Financial Years, if any	0.08
(v)	Amount available for set off in succeeding Financial Years [(iii)-(iv)]	7.92



7. Details of Unspent Corporate Social Responsibility amount for the preceding three Financial Years: **NA**

1	2	3	4	5	6		7	8
Sl. No.	Preceding Financial Year(s)	Amount transferred to Unspent CSR Account under sub- section (6) of section 135 (in ₹.)	Balance Amount in Unspent CSR Account under sub- section (6) of section 135 (in ₹.)	Amount Spent in the Financial Year (in ₹)	Amount transferred to a Fund as specified under Schedule VII as per second proviso to sub-section (5) of section 135, if any		Amount remaining to be spent in succeeding Financial Years (in ₹)	Deficiency if any
					Amount (in ₹)	Date of Transfer		
1	FY-1							
2	FY-2							
3	FY-3							

8. Whether any capital assets have been created or acquired through Corporate Social Responsibility amount spent in the Financial Year:

✓ Yes ◯ No

If Yes, enter the number of Capital assets created/ acquired | 20 |

Furnish the details relating to such asset(s) so created or acquired through Corporate Social Responsibility amount spent in the Financial Year:

Sl. No.	Short particulars of the property or asset(s) [including complete address and location of the property]	Pincode of the property or asset(s)	Date of creation	Amount of CSR amount spent (in ₹)	Details of entity / Authority / beneficiary of the registered owner		
(1)	(2)	(3)	(4)	(5)	(6)		
					CSR Registration Number, if applicable	Name	Registered address
1	Lenovo Desktop, Canon Printer, Biometric Matra MFS	414001, 900461, 470001, 144005, 734424, 500087, 284001, 342006, 194101, 522006, 273008, 226002, 560001	03-05-2024	15,41,977.58	NA	Mahar Regiment (Infantry Regiment of Indian Army), Mechanized Infantry Regimental Centre, DIAV Dehradun, 2 ASC Training Centre (Erstwhile ASC Centre, Corps of Indian Army, Indian Army Division, EME, Cantonment Board, HQ Sub Area C/o 56 APO, Leh Sub Area, Guntur, Andhra Pradesh, DIAV Gorakhpur, DIAV Lucknow	Khangabok Desktops were provided in 11 States as Ahmed Nagar, Maharashtra; Dehradun, Uttarakhand; Bangalore, Karnataka; Jalandhar, Punjab; Darjeeling, West Bengal; Secunderabad, Telangana; Jhansi, Gorakhpur, Lucknow, Uttar Pradesh; Jodhpur, Rajasthan; Guntur, Andhra Pradesh; Sagar, Madhya Pradesh; Leh, Ladakh

Sl. No.	Short particulars of the property or asset(s) [including complete address and location of the property]	Pincode of the property or asset(s)	Date of creation	Amount of CSR amount spent (in ₹)	Details of entity / Authority / beneficiary of the registered owner		
(1)	(2)	(3)	(4)	(5)	(6)		
					CSR Registration Number, if applicable	Name	Registered address
2	Medical Grade Oxygen Generation Plant of capacity 57.60 Cu. Mtr per hour equivalent to 960 LPM (catering to 195 beds at flow rate of 5 LPM)	110005	18-01-2024	1,30,04,273.65	NA	Ayurvedic and Tibbia College	Ayurvedic and Tibbia College, Ajmal Khan Road, Block 56, Karol Bagh, New Delhi
3	Ambulance T1 AMB 3350 FM 2.6 BS6.2 (9+D+P) AC PS ABS Type-B	402304	22-03-2024	21,31,684.00	NA	Sahyadri Vanyajiv Rakashnarth Samajik Sanstha	House no 244, at Sambhe, Post Kolad, Taluka Roha, Raigarh
4	UPS & Server Room Creation with Door & Ventilation; Meeting Room Creation with Door & Ventilation; Meeting Room Table with 6 Chairs (incl 2 chairs for Server room); Work Stations with Chair & Pedestal ; Entrance Door in Complete Glass; Covering of Storage below Granite area with Frame & Shutter in MR Ply; Electrical Total Turnkey – LPSM; CCTV & its Cabling with 8CH DVR; Painting Approx & Lumpsum – Only walls & Roof; Transportation, Loading & Unloading; Design & Supervision & Warranty Coverage; Vitrified Tiles with Roff Laying 8x4 tiles Approx; Grid Ceiling Hilux Grof Tiling for Roof.	560029	25-06-2024	67,51,283.70	NA	National Institute of Mental Health and Neurosciences (NIMHANS)	Hosur Road / Marigowda Road, (Lakkasandra, Wilson Garden), Bangalore, Karnataka
5	Portable Septage Treatment Unit	629002	28-06-2024	30,89,500.00	NA	Compost Yard Vallampurivilai	Compost Yard Vallampurivilai, Beach Road, Kottar, Nagarcoil, Kanyakumari district- 629002
6	Ambulance - T1 AMB 3350 FM2.6 BS VI.2 (9+D+P) AC PS ABS TYPE C	803116	04-07-2024	26,60,612.66	NA	Nalanda University	Chabilapur road, Dist, near Pilki gaon, Rajgir, Bihar 803116

Sl. No.	Short particulars of the property or asset(s) [including complete address and location of the property]	Pincode of the property or asset(s)	Date of creation	Amount of CSR amount spent (in ₹)	Details of entity / Authority / beneficiary of the registered owner		
(1)	(2)	(3)	(4)	(5)	(6)		
					CSR Registration Number, if applicable	Name	Registered address
7	150 24-Watt Solar Lights with accessories including installation and transportation charges	249401	24-01-2025	34,82,033.62	NA	Haridwar district	150 Streetlights has been installed in different Gram panchayats of block Bhadrabaad, Haridwar
8	Ultra-portable digital -X Ray machine- make Prognosis	246401 262523 246171 246001 263642 249401 263139 262501 248001	14-12-2024	3,64,00,000.00	NA	Netaji Subhash Chandra Bose Bhavan, Civil Secretariat	Set up of 13 X-ray machines in 9 district hospitals at Chamoli, Champawat, Rudraprayag, Garhwal, Bageshwar, Paudi, Haldwani, Pithorgarh, Dehradun
9	Motor vehicle Body Building, Mobile rest room for Ladies police	400601	15-04-2025	19,85,114.00	NA	Assistant Commissioner of Police, RTO	Assistant Commissioner of Police, RTO, Thane, Near Kalwa Bridge, Thane 400601
10	Hemodialysis Machine 4008S NG, RO Plant 500 LPH, Online UPS 3KVA BPE Inbuilt Battery	768107	14-12-2024	25,95,500.00	NA	Community Health Centre Fasimal	The Medical Office(I/C) CHC Fasimal Block - Jamankira Dist-Sambalpur Pin - 768107
11	Cruzio 5360WB OBD2 44+D REG – School Bus	422222	23-12-2024	30,52,000.00	NA	Yashwantrao Chavan Maharashtra Open University	Yashwantrao Chavan Maharashtra Open University, Gat no -49, Goverdhan Village, Nashik
12	Hemodialysis Machine 4008S NG, RO Plant 500 LPH, Online UPS 3KVA BPE Inbuilt Battery	767020	14-12-2024	25,95,500.00	NA	Community Health Centre Loisingha	The Medical Office(I/C) CHC-II, Loisingha Dist-Balangir Pin - 767020

Sl. No.	Short particulars of the property or asset(s) [including complete address and location of the property]	Pincode of the property or asset(s)	Date of creation	Amount of CSR amount spent (in ₹)	Details of entity / Authority / beneficiary of the registered owner		
(1)	(2)	(3)	(4)	(5)	(6)		
					CSR Registration Number, if applicable	Name	Registered address
13	Solid waste management unit with 2-SC - 260 - static Compactor with tipcart, hopper and 2 container change over system as per scope of supply; 2-Hook Loader 20253S with chasis (6X2), GVW, 28T; 6-20 Cum Container cylindrical type; 1-Civil work of 1 transfer station	221010	15-03-2025	3,80,05,208.22	NA	Sankul Dhara Transfer Station, Varanasi Nagar Nigam	Sankul Dhara Transfer Station, Sankul Dhara, Bhelupur Zone, Nagar Nigam, Varanasi
14	30 Carbon Dragon Boat Paddle	160001	02-12-2024	9,00,000.00	NA	Water Sport Chandigarh	Punjab education Department, Mohali, Punjab
15	Equipment for medical lab - LC-20AD BLK L20106298877, Washing Kit 20AD, Reservoir Tray 20A BLK, Mixer, Low Pressure Gradient Unit, DGU-20A5R, Auto Sampler SIL-20ACHT, CTO-10ASVP BLK SUB P-N 228-45059-58, SPD-M40 Photo Diode Array, System Controller CBM 20A LITE, LabSol LC Connect CS Ready & L54746101784-KE2, Solvent Bottles with Cap 5/PKT	422004	04-03-2024	31,10,000.00	NA	Maharashtra University of Health Science	Maharashtra University of Health Science, University research department, Dindori Road, Mhasrul, Nashik 422004
16	Neurosurgery Microscope	382007	12-03-2025	61,00,000.00	NA	SMVS Swaminarayan Hospital & Research Foundation	SMVS, 1, Swaminarayan Dham, Opp Infocity, Koba (1), Gandhinagar Highway, Kudasan, Gandhinagar, Gujarat
17	NEOFLY: Customized Wheelchair & Neobolt Helmet for children with disability in government schools of Punjab	160062	01-02-2024	2,11,862.20	NA	Wheelchairs for 40 children with disability	Punjab School Education Board Complex, E - Block, 5th floor, Phase -8, Mohali, Punjab

Sl. No.	Short particulars of the property or asset(s) [including complete address and location of the property]	Pincode of the property or asset(s)	Date of creation	Amount of CSR amount spent (in ₹)	Details of entity / Authority / beneficiary of the registered owner		
(1)	(2)	(3)	(4)	(5)	(6)		
					CSR Registration Number, if applicable	Name	Registered address
18	E-tricycle for specially abled	425103	09-03-2024	12,16,000.00	NA	E- tricycles for 400 Persons with Disabilities	Sugoki Lawns, Shaam Colony, Paladhi, Dharangaon, Jalgaon, Maharashtra
19	Bailer Thresher Machine with fully Automatic Coir Yarn Spinning, sensor and auto cut, Willowing machine, Extraction Machine, starter, belt, pully and conveyor from Extraction to screener, Automatic 4bobbin type rewinding machine with sensor, Block making machine 25HP, Coir Dutch mat manual weaving and other tools and accessories such as finishing scissor, clipping scissor, needle & bitter	751007	22-02-2024	8,55,900.00	NA	Bhubaneshwar Municipal Corporation	ICOMC Tower, Infront of Satya Nagar Kali Temple on Janpath, Unit-IX, Bhubaneswar, Odisha
20	Brush Chipper with Standard Accessories for Bhubaneshwar Municipal Corporation	751007	21-02-2024	10,62,000.00	NA	Bhubaneshwar Municipal Corporation	ICOMC Tower, In front of Satya Nagar Kali Temple on Janpath, Unit-IX, Bhubaneswar, Odisha

Note: We have disclosed only the capital assets created / acquired by Bank itself (i.e., invoice is in the name of Bank). The assets created / acquired by IA where project directly belongs to creation / acquisition is disclosed in the following link: https://v.hdfcbank.com/csr/our-commitment.html. Further, none of the capital assets created / acquired out of CSR funds, directly by Bank or by IA / other beneficiary have been capitalized in the books of accounts of Bank and all the expenses have been debited to CSR expenditure in Profit & Loss Statement.

(All the fields should be captured as appearing in the revenue record, flat no, house no, Municipal Office/Municipal Corporation/ Gram panchayat are to be specified and also the area of the immovable property as well as boundaries).

9. Specify the reason(s), if the company has failed to spend two per cent of the average net profit as per sub-section (5) of section 135. **NA**

Sashidhar Jagdishan
Managing Director and Chief Executive Officer

Sunita Maheshwari
Chairperson of CSR & ESG Committee

ANNEXURE 3 TO THE DIRECTORS' REPORT

Performance and financial position of the subsidiaries/entity over which control is exercised of the Bank as on March 31, 2025

Name of entity	Net assets as of March 31, 2025		Profit or (loss) for the year ended March 31, 2025	
	As % of consolidated net assets**	Amount Rs in crore	As % of consolidated profit or loss	Amount Rs in crore
Parent:				
HDFC Bank Limited	93.18%	501,424.64	91.70%	67,347.36
Subsidiaries:				
HDFC Life Insurance Company Limited (Consolidated)[1]	3.00%	16,153.93	2.39%	1,757.94
HDB Financial Services Limited*	3.00%	16,142.41	2.88%	2,117.32
HDFC Asset Management Company Limited (Consolidated)[2]	1.51%	8,130.96	3.35%	2,456.68
HDFC ERGO General Insurance Company Limited*	0.97%	5,201.60	0.66%	485.82
HDFC Securities Limited (Consolidated)[3]	0.62%	3,340.85	1.51%	1,111.42
HDFC Capital Advisors Limited*	0.08%	428.16	0.19%	141.33
HDFC Sales Private Limited*	0.05%	273.26	0.10%	71.07
Griha Pte Limited	0.01%	39.17	(0.01%)	(4.62)
Griha Investments	0.00%	6.86	(0.01%)	(3.98)
HDFC Trustee Company Limited*	0.00%	3.88	0.00%	0.57
Entity over which control is exercised:				
HDB Employee Welfare Trust*	0.14%	738.73	0.23%	169.79
Minority Interest	3.04%	16,359.04	3.61%	2,647.92
Inter-company adjustments	(5.60%)	(30,095.06)	(6.60%)	(4,858.45)
Total	**100.00%**	**538,148.43**	**100.00%**	**73,440.17**

*These are Indian entities.

**Consolidated net assets are total assets minus total liabilities.

1. HDFC Life Insurance Company Limited (Consolidated) includes details of its wholly owned Indian subsidiary - HDFC Pension Fund Management Limited and wholly owned foreign subsidiary HDFC International Life and Re Company Limited.

2. HDFC Asset Management Company Limited (Consolidated) includes details of its wholly owned Indian subsidiary - HDFC AMC International (IFSC) Limited.

3. HDFC Securities Limited (Consolidated) includes details of its wholly owned Indian subsidiary – HDFC Securities IFSC Limited.



ANNEXURE 4 TO THE DIRECTORS' REPORT

| Disclosures on Remuneration

1. **Ratio of Remuneration of each Director to the median employees' remuneration for the FY 2024-25**

Name and Designation	Ratio
Mr. Atanu Chakraborty, Part-Time Chairman and Independent Director [@]	21.27 : 1
Mr. M.D. Ranganath, Independent Director	22.69 : 1
Mr. Sandeep Parekh, Independent Director	27.35 : 1
Dr. (Mrs). Sunita Maheshwari, Independent Director	12.46 : 1
Mrs. Lily Vadera, Independent Director	17.12 : 1
Dr. (Mr.) Harsh Kumar Bhanwala, Independent Director	18.23 : 1
Mr. Santhosh Keshavan, Independent Director [^]	4.68 : 1
Mr. Keki Mistry, Non-Executive Director	12.26 : 1
Mrs. Renu Karnad, Non-Executive Director	18.23 : 1
Mr. Sashidhar Jagdishan, Managing Director & Chief Executive Officer [*]	161.28 : 1
Mr. Kaizad Bharucha, Deputy Managing Director [*]	156.76 : 1
Mr. Bhavesh Zaveri, Executive Director[*]	98.90 : 1
Mr. V Srinivasa Rangan, Executive Director[*]	150.69: 1

[*]In case of Managing Director & Chief Executive Officer, Deputy Managing Director and Executive Directors, the Bank has considered the annualised fixed pay for the computation of ratios. Fixed pay includes - salary, allowances, retiral benefits as well as value of perquisites as approved by the RBI. Variable Pay has been excluded from the same.

For other Directors the actual remuneration paid during the FY 2024–25 has been considered while calculating the ratio of remuneration to the median employees' remuneration.

[@]Mr. Atanu Chakraborty was re-appointed as a Part-Time Chairman and Independent Director of the Bank for a period of three (3) years from May 5, 2024 to May 4, 2027 (both days inclusive), not liable to retire by rotation.

[^]Mr. Santhosh Keshavan was appointed as an Independent Director of the Bank for the period of three (3) years from November 18, 2024 to November 17, 2027 (both days inclusive), not liable to retire by rotation.

2. **Percentage increase in remuneration of each Director and Key Managerial Personnel in the FY 2024-25**

Designation	Percentage Increase
Directors	
Managing Director[A]	00.00
Deputy Managing Director[B]	00.00
Executive Director[C]	00.00
Key Managerial Personnel	
Chief Financial Officer	29.21
Company Secretary[D]	41.71

[A,B & C] As per the salary review process thus far, the salary increment proposal to be effected from April 1st in a given financial year has been made in the subsequent financial year post assessment of performance for the reference financial year. For e.g. salary increment proposal to be made to the RBI effective April 01, 2024 is made post assessment of performance for the FY 2024–25. The approval received from the RBI will therefore be retrospectively applied from April 01, 2024. In light of aforementioned process, the salary increase given in FY 2024-25 is reported to be as zero.

The percentage increase in Fixed Pay for the Managing Director and Chief Executive Officer, Deputy Managing Director and two Executive Directors for FY 2023-24 was 5.08%, 7.00%, 6.39% (Mr. Bhavesh Zaveri) & 5.84% (Mr. V Srinivasa Rangan) respectively. The remuneration for the Managing Director and Chief Executive Officer, Deputy Managing Director and two Executive Directors for performance in FY 2023-24, effective April 01, 2023 was approved by the RBI vide their letter dated January 07, 2025.

The salary increase for performance in previous financial year i.e. 2023 – 2024 paid retrospectively from April 01, 2023 was approved by the RBI on January 07, 2025.

[D]Mr. Ajay Agarwal was appointed as the Company Secretary and Key Managerial Personnel w.e.f. July 21, 2024. The percentage increase in Fixed Pay for the Company Secretary, as shown above is considering his Fixed Pay as on March 31, 2024 and March 31, 2025.

Non-executive / Independent Directors:

The Non-Executive Directors are paid sitting fees of ₹ 50,000 or ₹ 1,00,000 per meeting for attending Committee and Board meetings, the details of which are provided in the Report on Corporate Governance.

Further, pursuant to the circular issued by RBI on "Review of Fixed Remuneration Granted to Non-Executive Directors" dated February 09, 2024 read with the RBI circular on "Corporate Governance in Banks - Appointment of Directors and Constitution of Committees of the Board" dated April 26, 2021 and subsequent resolution passed by the Members of the Bank through Postal ballot on March 29, 2024, each Non-Executive Directors (NEDs) of the Bank, other than the Part-Time Chairman, were paid compensation in the form of fixed remuneration of ₹ 30,00,000 (Rupees Thirty Lakhs Only) for FY 2024-25. This is in addition to payment of sitting fees and reimbursement of expenses for attending the Board and Committee meetings.

Further, pursuant to approval of the Members of the Bank through postal ballot on May 3, 2024 and RBI, Mr. Atanu Chakraborty was re-appointed as the Part-Time Chairman and Independent Director of the Bank for a period of 3 (three) years with effect from May 5, 2024 up to May 4, 2027 (both days inclusive), not liable to retire by rotation at a remuneration of ₹ 50,00,000 (Rupees Fifty Lakhs Only) per annum.

Accordingly, the details of remuneration paid to Mr. Chakraborty for FY 2024-25 is as under:

i. From April 1, 2024 to May 4, 2024- ₹ 35,00,000 (Rupees Thirty Five Lakhs Only) per annum, on a proportionate basis.

ii. From May 5, 2024 to March 31, 2025- ₹ 50,00,000 (Rupees Fifty Lakhs Only) per annum, on a proportionate basis.

In addition to the above, Mr. Chakraborty was also paid sitting fees, reimbursement of expenses for attending the Board and Committee meetings and provision of car for official and personal use, during FY 2024-25.

3. **Percentage Increase in the median remuneration of employees in the FY 2024-25**

The percentage increase in median remuneration of employees in the FY 2024-25 was 9.27%. This includes front line sales and overseas staff. This includes only fixed pay.

4. **The number of permanent employees on the rolls of the Bank**

As of March 31, 2025, the number of permanent employees on the rolls of the Bank was 2,14,521.

5. **Average percentage increase already made in the salaries of employees other than the managerial personnel in the last financial year and its comparison with the percentage increase in the managerial remuneration and justification thereof and point out if there are any exceptional circumstances for increase in the managerial remuneration.**

The average percentage increase for Key Managerial Personnel: 35.46%*

The average percentage increase for Non-Managerial Staff : 7.11%

The average percentage increase in the salaries is inclusive of front-line sales and overseas staff and is primarily on account of annual fixed pay increase and promotions.

*The average percentage increase is only for Company Secretary and Chief Financial Officer. Whole Time Directors are excluded from the calculation since they did not receive increment for FY 2024 – 2025. For more details please refer to the foot notes to point number 2.

6. **Affirmation that the remuneration is as per the remuneration policy of the company:**

Yes



ANNEXURE 5 TO THE DIRECTORS' REPORT

FORM NO. MR-3
SECRETARIAL AUDIT REPORT
For the Financial Year ended March 31, 2025

[Pursuant to Section 204 (1) of the Companies Act, 2013 and Rule No.9 of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014]

To,
The Members
HDFC Bank Limited,
HDFC Bank House,
Senapati Bapat Marg,
Lower Parel (W), Mumbai,
Maharashtra 400013.

We have conducted the Secretarial Audit of the compliance of applicable statutory provisions and the adherence to good corporate practices by **HDFC Bank Limited, (CIN: L65920MH1994PLC080618)** (hereinafter called the 'Bank') for the financial year ended March 31, 2025 ('period under audit'). Secretarial Audit was conducted in a manner that provided us with a reasonable basis for evaluating the Bank's corporate conducts / statutory compliances and for expressing our opinion thereon.

Based on our verification of the Bank's books, papers, minute books, forms and returns filed and other records maintained by the Bank and the information provided by the Bank, its officers, agents and authorized representatives, during the conduct of Secretarial Audit, we hereby report that in our opinion, the Bank has, during the period under audit, complied with the statutory provisions listed hereunder and also that the Bank has proper Board processes and compliance-mechanism in place to the extent, in the manner and subject to the reporting made hereinafter.

We have examined the books, papers, minute books, forms and returns filed and other records maintained by the Bank for the period under audit according to the provisions of:

I.   The Companies Act, 2013 ("the Act") and the Rules made thereunder;

II.   The Depositories Act, 1996 and the Regulations and Bye-laws framed thereunder;

III. The Securities Contracts (Regulation) Act, 1956 and the Rules made thereunder;

IV.   The Foreign Exchange Management Act, 1999 and the Rules / Regulations made thereunder to the extent of Overseas / Foreign Direct Investments and External Commercial Borrowings;

V.   The Securities and Exchange Board of India (Issue and Listing of Non-Convertible Securities) Regulations, 2021;

VI.   The Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("SEBI Listing Regulations").

VII. The Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015, including maintenance of a 'Structured Digital Database';

VIII. The Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011;

IX.   The Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2018;

X.   The Securities and Exchange Board of India (Share Based Employee Benefits and Sweat Equity) Regulations, 2021;

XI.   The Securities and Exchange Board of India (Depositories and Participants) Regulations, 2018;

XII. The Securities and Exchange Board of India (Bankers to an issue) Regulations, 1994;

XIII. The Securities and Exchange Board of India (Merchant Bankers) Regulations, 1992;

XIV. The Securities and Exchange Board of India (Custodian) Regulations, 1996;

XV.   The Securities and Exchange Board of India (Foreign Portfolio Investors) Regulations, 2019;

XVI. The Securities and Exchange Board of India (Debenture Trustees) Regulations, 1993;

XVII. The Securities and Exchange Board of India (Intermediaries) Regulation, 2008;

 

XVIII. Foreign Contribution (Regulation) Act, 2010;

XIX. KYC / PML Policy on Securities of the Prevention of Money Laundering Act, 2002;

XX. The Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002; and

XXI. The Recovery of Debts Due to Banks and Financial Institutions Act, 1993.

We have also examined compliance by the Bank with the applicable clauses of the Secretarial Standard on Meetings of Board of Directors and its Committees (SS-1) and Secretarial Standard on General Meetings (SS-2) issued by the Institute of Company Secretaries of India and notified by the Central Government under Section 118(10) of the Act which are mandatorily applicable to the Bank.

During the period under audit, the Bank has complied with the provisions of the Act, Rules, Regulations, Standards, as mentioned above.

We have also examined, on test-check basis, the relevant documents and records maintained by the Bank according to the following laws applicable specifically to the Bank:

(a) Banking Regulation Act, 1949, Master Circulars, Notifications, Guidelines and other directions pertaining to commercial banking, issued by the Reserve Bank of India (RBI), from time to time.

(b) Other applicable general business laws, rules, regulations and guidelines.

Based on such examination and having regard to the compliance system prevailing in the Bank, we report that, the Bank has complied with the provisions of the above laws during the period under audit, except for the following observations:

a) The maintenance of secretarial records, the processes relating to holding of meetings of the Board and its committees have shown improvement during the course of the Audit period.

b) During the year, the Bank has received certain administrative warnings from the regulatory authorities which have been duly reported to the Stock Exchanges from time to time.

During the period under audit, provisions of the following Regulations and Guidelines prescribed under the Securities and Exchange Board of India Act, 1992 were not applicable to the Bank:

(a) The Securities and Exchange Board of India (Registrars to an Issue and Share Transfer Agents) Regulations, 1993 relating to the Companies Act, 2013 and dealing with clients;

(b) The Securities and Exchange Board of India (Delisting of Equity Shares) Regulations, 2021;

(c) The Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018.

We further report that:

The Board of Directors of the Bank is duly constituted with a proper balance of Managing Director, Deputy Managing Director, Executive Directors, Non-Executive Directors and Independent Directors including women independent directors. The changes in the composition of the Board of Directors and Key Managerial Personnel, which have taken place during the period under audit were carried out in compliance with the provisions of the Act and SEBI Listing Regulations.

We would report that there have been instances where the Regulatory authorities have imposed penalties / fines on the Bank which have been paid and duly reported to the Stock Exchanges in accordance with the Regulations.

The following changes have occurred in the composition of the Board of Directors and Key Managerial Personnel, as follows:

i) Re-appointment of Mr. Atanu Chakraborty (DIN: 01469375), as a Part-time Chairman and Independent Director of the Bank, for a second term of 3 (three) years, from May 05, 2024 to May 04, 2027 (both days inclusive), not liable to retire by rotation as per the approval of RBI, shareholders of the Bank through Postal Ballot on May 3, 2024.

ii) Re-appointment of Mr. Bhavesh Zaveri (DIN: 1550468), as a Director of the Bank (Executive Director), liable to retire by rotation, at the 30th Annual General Meeting held on August 09, 2024.

iii) Re-appointment of Mr. Keki Mistry (DIN: 00008886), as a Director of the Bank (Non-executive), liable to retire by rotation, at the 30th Annual General Meeting held on August 09, 2024.

iv) Appointment of Mr. Santhosh Iyengar Keshavan (DIN: 08466631), as an Independent Director of the Bank for a period of 3 (three) years, with effect from November 18, 2024 to November 17, 2027 (both days inclusive), not liable to retire by rotation, as approved by the shareholders of the Bank through Postal Ballot on January 11, 2025.

v) Appointment of Mr. Ajay Giridharilal Agarwal (ICSI Membership No.: F9023) as the Company Secretary and Head of Secretarial & Group Oversight Department of the Bank on July 21, 2024, consequent upon the resignation of Mr. Santosh Haldankar as the Company Secretary of the Bank from the close of business hours on July 20, 2024.

Adequate notices have been given to all directors of the Bank as regards the schedule of the meetings of the Board (including the meetings of its Committees) except where consent of directors / members of the Committees has been received for holding the meetings at a shorter notice. Agenda and detailed notes on Agenda were also sent to all the directors of the Bank at least seven days in advance, except in cases where consent of directors / members of the Committees, was received for circulation of the agenda and notes on Agenda at a shorter notice. A system exists for seeking and obtaining further information and clarifications on the agenda items before the meetings and for meaningful participation by the directors at the meetings.

All decisions at the meetings of the Board and the meetings of the Committees were carried out unanimously as recorded in the minutes of the meetings of the Board of Directors and its Committees.

We further report that there are adequate systems and processes in the Bank, which are commensurate with its size and operations, to monitor and ensure compliance with applicable laws, rules, regulations and guidelines.

We further report that during the period under audit, the following specific events / actions having major bearing on the Bank's affairs have taken place in pursuance of the above referred laws, rules, regulations and standards:

i) The Bank has allotted 5,53,11,012 equity shares of Re. 1/- each to the eligible employees of the Bank during the period under audit, pursuant to exercise of options under its Employees Stock Options Scheme (ESOS).

ii) A subsidiary of the Bank namely HDFC Securities Limited has incorporated a wholly-owned subsidiary named as HDFC Securities IFSC Limited, (CIN: U64990GJ2024PLC155489), a Company limited by shares, vide Certificate of Incorporation dated October 01, 2024, issued by the Registrar of Companies, Ahmedabad, Gujarat.

iii) The Bank has disposed of its 100% stake in Edu Voyage Education Private Limited (earlier known as HDFC Education and Development Services Private Limited), in tranches.

iv) The Board of Directors of the Bank at its meeting held on July 20, 2024, has provided an in-principle approval to initiate the process of listing of equity shares of HDB Financial Services Limited, a subsidiary of the Bank, through a potential Initial Public Offering (IPO) and to seek necessary approvals from the regulatory authorities in this regard.

v) The members of the Bank have approved the following at the 30th Annual General Meeting held on August 09, 2024:

a. Declaration of Dividend of ₹ 19.50/- per Equity Share of face Value of Re. 1 (Rupee One) each /-, for the Financial Year ended March 31, 2024, as recommended by the Board;

b. Appointment of M/s. Batliboi & Purohit, Chartered Accountants as one of the Joint Statutory Auditors of the Bank for a period of 3 (three) years w.e.f. FY 2024-25 till and including FY 2026-27 and overall audit for FY 2024-25 aggregating to a fee of ₹ 9,90,00,000 (Nine Crore and Ninety Lakhs) to be allocated between the Joint Statutory Auditors as may be mutually agreed between the Bank and Joint Statutory Auditors.

c. Issue of Long-Term Bonds (financing of infrastructure and affordable housing), perpetual Debt Instruments (part of additional Tier I Capital) and Tier II Capital Bonds of an amount in aggregate not exceeding ₹ 60,000/- crore through private placement mode.

d. Grant, offer, issue and allot 9,50,00,000 (Nine Crore and Fifty Lakhs) equity stock options (**"ESOPs"**), convertible into 9,50,00,000 (Nine Crore and Fifty Lakhs) equity shares of the nominal face value not exceeding Re. 1 (Rupee One) per equity share under the Employee Stock Option Master Scheme-2024 (**"ESOS-Plan H-2024" / "ESOS 2024"**), fully paid in one or more tranches.

vi) The members of the Bank have approved the following through Postal Ballot involving the process of e-voting on March 26, 2025:

a. Material Related Party Transactions with HDB Financial Services Limited, proposed to be entered during the financial year 2025-26 up to an amount of Rs. 40,234 crores.

b. Material Related Party Transactions with HDFC Securities Limited, proposed to be entered during the financial year 2025-26 which could aggregate, up to Rs. 8,248 crores.

c. Material Related Party Transactions with HDFC Life Insurance Company Limited, proposed to be entered during the financial year 2025-26 which could in aggregate, be up to Rs. 40,695 crores.

d. Material Related Party Transaction with HDFC ERGO General Insurance Company Limited, proposed to be entered during the financial year 2025-26 which could in aggregate, be up to Rs. 9,249 crores.

e. Material Related Party Transactions with PayU Payments Private Limited, proposed to be entered during the financial year 2025-26 which could, in aggregate, be up to Rs. 1,521 crores.

f. Material Related Party Transactions with HCL Technologies Limited, proposed to be entered during the financial year 2025-26 which could in aggregate, be up to Rs. 2,500 crores.

For BNP & Associates
Company Secretaries
[Firm Reg No: P2014MH037400]
PR No: 6316/2024

Date: April 19, 2025
Place: Mumbai

Sd/
Kalidas Ramaswami
Partner
FCS: F2440 / COP: 22856
UDIN: F002440G000122549

Note: This report is to be read with our letter of even date which is annexed as Annexure A and forms an integral part of this report.

Annexure - A

To,
The Members,
HDFC Bank Limited
HDFC Bank House,
Senapati Bapat Marg,
Lower Parel (W), Mumbai,
Maharashtra 400013.

Re: Secretarial Audit Report of even date is to be read along with this letter.

1. Maintenance of secretarial records is the responsibility of the Management. Our responsibility is to express an opinion on the secretarial records based on our audit.

2. We have followed the audit practices and processes as were considered appropriate to obtain reasonable assurance about the correctness of the contents of the secretarial records. The verification was done on test-check basis to ensure that correct facts are reflected in secretarial records. We believe that the process and practices, we followed provide a reasonable basis for our opinion.

3. We have not verified the correctness and appropriateness of financial records and Books of Accounts of the Bank.

4. Wherever required, we have obtained Management representation about the compliance of laws, rules and regulations and happening of material events, etc.

5. The compliance of the provisions or corporate and other applicable laws, rules, regulations, standards, is the responsibility of the Management. Our examination was limited to the verification of procedures on test-check basis.

6. The Secretarial Audit Report is neither an assurance as to the future viability of the Bank nor of the efficacy or effectiveness with which the Management has conducted the affairs of the Bank.

For BNP & Associates
Company Secretaries
[Firm Reg No: P2014MH037400]
PR No: 6316/2024

Date: April 19, 2025
Place: Mumbai

Sd/
Kalidas Ramaswami
Partner
FCS: F2440 / COP: 22856
UDIN: F002440G000122549



ANNEXURE 6 TO THE DIRECTORS' REPORT

1. **Disclosure for complaints and grievance redressal**

Summary information on complaints received by the Bank from the customers and from the Office of Ombudsman.

Sr. No	Particulars	March 31, 2025	March 31, 2024
	Complaints received by the bank from its customers		
1	Number of complaints pending at beginning of the year	14,232	13,361
1.1	Addition on amalgamation (Refer Schedule 18(1))	NA	1,224
2	Number of complaints received during the year	4,57,466	4,85,339
3	Number of complaints disposed during the year	4,55,392	4,85,692
3.1	Of which, number of complaints rejected by the bank*	1,50,965	1,27,112
4	Number of complaints pending at the end of the year	16,306	14,232
	Maintainable complaints received by the bank from RBIOs*		
5	Number of maintainable complaints received by the bank from RBIOs	13,578	14,563
5.1	Of 5, number of complaints resolved in favour of the bank by RBIOs	6,515	6,834
5.2	Of 5, number of complaints resolved through conciliation / mediation / advisories issued by RBIOs	7,063	7,729
5.3	Of 5, number of complaints resolved after passing of Awards by RBIOs against the bank	NIL	1
6	Number of Awards unimplemented within the stipulated time (other than those appealed)	NIL	NIL

* Total cases referred to Internal Ombudsman (IO) was 1,65,081 cases (previous year: 1,40,646 cases) of which 1,50,965 cases (previous year: 1,27,112 cases) were complaints.

Overall complaints summary for the financial years:

	Description	March 31, 2025	March 31, 2024
A	Total number of complaints	7,25,047	7,39,759
B	Complaints redressed by the bank within one working day / duplicate complaints	2,67,581	2,54,420
C	**Net Reportable Complaints (A - B)**	**4,57,466**	**4,85,339**

Top five grounds of complaints received by the Bank from the customers for the year ended March 31, 2025:

Grounds of complaints (i.e. complaints relating to)	Number of complaints pending at the beginning of the year	Addition on amalg-amation (Refer Schedule 18(1))	Number of complaints received during the year	% increase / (decrease) in the number of complaints received over the previous year	Number of complaints pending at the end of the year*	Of 6, number of complaints pending beyond 30 days
1	2	3	4	5	6	7
ATM / Debit Cards	3,013	-	1,19,694	(17%)	3,467	218
Credit Cards	2,565	-	1,16,242	23%	3,839	3
Internet / Mobile / Electronic Banking	2,910	-	1,00,306	(11%)	3,160	21
Loans and advances	3,981	-	64,833	(13%)	3,927	6
Account opening / difficulty in operation of accounts	327	-	20,986	(14%)	386	1
Others	1,436	-	35,405	3%	1,527	29
Total	**14,232**	**-**	**4,57,466**	**(6%)**	**16,306**	**278**

* All these cases were pending within the stipulated turnaround time (TAT) of the Bank.

Top five grounds of complaints received by the Bank from the customers for the year ended March 31, 2024:

Grounds of complaints (i.e. complaints relating to)	Number of complaints pending at the beginning of the year	Addition on amalgamation (Refer Schedule 18(1))	Number of complaints received during the year	% increase / (decrease) in the number of complaints received over the previous year	Number of complaints pending at the end of the year*	Of 6, number of complaints pending beyond 30 days
1	2	3	4	5	6	7
ATM / Debit Cards	2,955		1,44,803	(12%)	3,013	72
Credit Cards	2,207		94,755	21%	2,565	0
Internet / Mobile / Electronic Banking	3,621		1,12,279	16%	2,910	24
Loans and advances	3,168	1,208	74,491	66%	3,981	0
Account opening / difficulty in operation of accounts	247	16	24,472	46%	327	2
Others	1,163		34,539	21%	1,436	9
Total	**13,361**	**1,224**	**4,85,339**	**13%**	**14,232**	**107**

* All these cases were pending within the stipulated turnaround time (TAT) of the Bank.

CERTIFICATE ON CORPORATE GOVERNANCE

To,
The Members of
HDFC Bank Limited
HDFC Bank House,
Senapati Bapat Marg,
Lower Parel (West),
Mumbai – 400013.

We, BNP & Associates have examined all relevant records of **HDFC Bank Limited** (hereinafter referred to as the "**Bank**") as provided for the purpose of certifying the compliance ensured by the Bank of applicable disclosure requirements and corporate governance norms as prescribed under the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (**"LODR"**), during the financial year ended March 31, 2025. We have obtained all the information and explanations, which, to the best of our knowledge and belief, were necessary for the purpose of this certification.

We state that the compliance with Corporate Governance requirements is the responsibility of the management of the Bank and our examination is limited to procedures and implementation thereof, as adopted by the Bank for ensuring compliance. It is neither an audit nor an expression of opinion on the financial statements of the Bank.

In our opinion, and to the best of the information and explanations provided to us, we certify that the Bank has complied with the conditions of Corporate Governance as specified in the LODR during the financial year ended March 31, 2025.

We further state that the above certification is neither an assurance as to the future viability of the Bank nor the efficiency or effectiveness with which the management has conducted the affairs of the Bank during the financial year.

For BNP & Associates
Company Secretaries
(Firm Regn. No. P2014MH037400)
PR No. 6316/2024

Kalidas Ramaswami
Partner
FCS No.: F2440
CP No.: 22856
UDIN: F002440G000423817

Date: May 23, 2025
Place: Mumbai

◫ CERTIFICATE UNDER SEBI LISTING REGULATIONS

To,
The Members of
HDFC Bank Limited
HDFC Bank House,
Senapati Bapat Marg,
Lower Parel (West),
Mumbai – 400013.

We have examined the relevant registers, records, forms, returns and disclosures received from the Directors of **HDFC Bank Limited [CIN.: L65920MH1994PLC080618]** (hereinafter called the **"Bank"**) having its Registered Office at HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai – 400013 and also the information provided by the Bank, its officers and the authorised representatives for the purpose of issuance of the Certificate, in accordance with Regulations 34 (3) read with Schedule V Para-C Sub clause 10 (i) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements), Regulations, 2015 (**"LODR"**), as amended from time to time.

In our opinion and to the best of our information and according to the verifications {including Directors Identification Number (DIN) status at the portal (www.mca.gov.in)} as considered necessary and explanations furnished to us by the Bank and its officers, we hereby certify that none of the Directors on the Board of the Bank as stated below for the Financial Year ended on March 31, 2025 have been debarred or disqualified from being appointed or continuing as Directors of the Bank by Securities and Exchange Board of India, Ministry of Corporate Affairs or any such statutory authority.

S. No.	Name of the Director	DIN	Date of Appointment in the Bank *
1.	Mr. Atanu Chakraborty[1]	01469375	05/05/2021
2.	Mr. M.D. Ranganath	07565125	31/01/2019
3.	Mr. Sandeep Parekh	03268043	19/01/2019
4.	Dr. (Mrs.) Sunita Maheshwari	01641411	30/03/2021
5.	Mrs. Lily Vadera	09400410	26/11/2021
6.	Dr. (Mr.) Harsh Kumar Bhanwala	06417704	25/01/2024
7.	Mr. Santhosh Iyengar Keshavan[2]	08466631	18/11/2024
8.	Mr. Keki Mistry	00008886	30/06/2023
9.	Mrs. Renu Karnad	00008064	03/03/2020
10.	Mr. Sashidhar Jagdishan	08614396	27/10/2020
11.	Mr. Kaizad Bharucha	02490648	24/12/2013
12.	Mr. Bhavesh Zaveri	01550468	19/04/2023
13.	Mr. V. Srinivasa Rangan	00030248	23/11/2023

* Date of appointment is taken from MCA

1. Mr. Atanu Chakraborty was re-appointed as an Independent Director of the Bank for a period of three (3) years from May 5, 2024 up to May 4, 2027 (both days inclusive), not liable to retire by rotation.

2. Mr. Santhosh Iyengar Keshavan was appointed as an Independent Director of the Bank for the period of three (3) years from November 18, 2024 to November 17, 2027 (both days inclusive), not liable to retire by rotation.


Ensuring the eligibility for the appointment / continuity of every Director on the Board is the responsibility of the management of the Bank. Our responsibility is to express an opinion on these based on our verification. This certificate is neither an assurance as to the future viability of the Bank nor of the efficiency or effectiveness with which the management has conducted the affairs of the Bank.


For BNP & Associates
Company Secretaries
[Firm Regn. No. P2014MH037400]
PR No. 6316/2024

Kalidas Ramaswami
Partner
FCS No.: F2440
CP No.: 22856
UDIN: F002440G000327446


Date: May 13, 2025
Place: Mumbai

REPORT ON CORPORATE GOVERNANCE

The corporate governance environment in India has evolved significantly over the years, driven by regulatory reforms and increasing emphasis on transparency, accountability and ethical business practices.

India's corporate governance landscape is characterized by a strong focus on compliance and the adoption of best practices. Companies are encouraged to implement robust internal control systems, audit mechanisms and policies related to whistleblowing, anti-corruption and anti-bribery.

The emphasis on Corporate Social Responsibility (CSR) further strengthens the governance framework, with companies required to contribute to social and environmental causes.

The digitisation of corporate governance is also a transformative trend that is reshaping how companies manage their governance practices.

The Reserve Bank of India (RBI) and the Securities and Exchange Board of India (SEBI) have continued to raise the bar on corporate governance standards in India. The Business Responsibility and Sustainability Framework introduced by SEBI, is rightly urging companies to increase their non-financial disclosures which helps to provide a more holistic perspective about a company.

Philosophy on Code of Corporate Governance

The Bank is one of India's leading private bank and was among the first to receive approval from the RBI to set up a private sector bank in 1994. Since its inception, the Bank has imbibed the principles of kindness, fairness, efficiency and effectiveness in all its activities.

Corporate governance also plays a crucial role during mergers to ensure transparency, accountability and compliance with regulatory standards. During the merger of Housing Development Finance Corporation Limited (HDFC Limited) with and into the Bank, the corporate governance standards were meticulously followed to facilitate a smooth transition and integration of the systems and processes and adherence to all regulatory requirements.

Two years into the merger, the integration of HDFC Limited's home loan expertise with the Bank's scale and reach has solidified the Bank's position as a leading financial institution. The Bank has also enhanced its capacity to support large-scale financing and infrastructure financing with its continued commitment to nation-building and job creation. As Bank's role expands, so does Bank's emphasis on strong governance across the HDFC Bank Group. The Bank remains steadfast in upholding ethical practices, transparency and strong risk management—ensuring we retain the trust that defines our legacy.

Commitment to good governance has a distinctive competitive advantage, enhances trust and creates long-term sustainability. The Bank is committed to maintaining the highest level of ethical standards, professional integrity, corporate governance and regulatory compliance. Its business philosophy is based on five core values: Operational Excellence, Customer Focus, Product Leadership, People and Sustainability.

During FY 2024-25, the Bank strengthened its governance architecture to reflect the growing complexity of operations across the group. The Bank has formalised oversight mechanisms across the group through the introduction of a structured Group Oversight Framework. This aligns with regulatory guidance on financial conglomerates and reinforces Bank's approach to responsible growth, risk management and institutional integrity.

The Bank has a strong corporate governance framework comprising robust board governance processes, internal control systems and audit mechanisms, which are implemented through its policies, procedures, code of conduct and ethics and corporate governance guidelines.

The Bank has a two-tiered Board structure with the Board of Directors at helm, supported by Committees of the Board. The Board of Directors comprised of seasoned and diverse professionals, serve as the principal steward of the Bank's governance philosophy. They ensure that oversight is both strategic and values-driven. Through its formally constituted Committees, the Board provides active oversight across operational conduct, regulatory compliance, technology and cyber resilience, risk management, financial stewardship, succession planning and other critical areas that shape the Bank's sustained performance. Bank's approach to governance is anchored in a firm commitment to ethical leadership, robust internal controls and alignment with stakeholder expectations. This is reflected in practices such as linking executive compensation to long-term performance outcomes and maintaining a vigilant whistle-blower mechanism that safeguards transparency. The continued engagement of the Board and its Committees ensures that accountability, responsiveness, and trust remain embedded in how the Bank operates and grows.


CORPORATE GOVERNANCE FRAMEWORK
Shareholders
Board of Directors
Regulators
Audit Committee
Stakeholders' Relationship Committee
Nomination & Remuneration Committee
Risk Policy & Monitoring Committee
CSR & ESG Committee
External and Internal Auditors
Managing Director
Whole-Time Directors

The Bank has set the highest standards by adhering to sound and effective corporate governance practices and strong leadership. The Bank has complied with the requirements stipulated under the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, (SEBI Listing Regulations), the Companies Act, 2013, the Banking Regulation Act, 1949 and corporate governance norms issued by the RBI from time to time.

Culture of Transparency and Accountability

At the Bank, transparency and accountability are foundational to how we govern and engage. Anchored in globally recognised governance principles, we strive to ensure that our disclosures are timely, accurate and structured to support regulatory compliance as well as informed stakeholder dialogue.

This ethos is reflected in a coherent set of governance policies that uphold consistency, fairness and disciplined conduct. These include the Share Dealing Code and the Code of Practices and Procedure for Fair Disclosure of Unpublished Price Sensitive Information, which ensures responsible communication and safeguard of price-sensitive information.

Our standards of integrity are articulated through the Code of Ethics and Conduct, which applies across all levels of the organisation. These principles are reinforced by our Whistle-blower Policy, which provides a secure and impartial platform for reporting concerns, and a Compensation Policy that promotes alignment between performance, accountability and sustainable value creation.

We have instituted a structured Grievance Redressal Mechanism to ensure prompt and transparent resolution of customer concerns. Further information on complaints addressed during the year is available in Annexure 6 of the Directors' Report.

We also maintain a strong commitment to workplace dignity and safety. The Bank adopts a zero-tolerance approach to sexual harassment, supported by an Internal Committee established under the Prevention of Sexual Harassment Framework. Disclosures relating to this are available further down in this Report.

Group Oversight Framework

As the Bank continues to grow in scale with a diversified financial group, the need for coordinated oversight across Group entities has become increasingly important. With effect from April 2024, the Bank formally introduced a Group Oversight Framework to reinforce governance across subsidiaries.

The Framework outlines a structured approach for Group-wide effective oversight, reporting and escalation. The Bank's Board is kept informed through periodic updates, with critical matters—such as key risks, governance issues and related-party exposures by the Group Oversight Department. Group

entities and control functions report relevant developments and metrics through defined channels, as set out in the framework. Detailed disclosure in relation to the same is included in the Management Discussion and Analysis section of this Integrated Annual Report.

ESG Principles

At the Bank, Environmental, Social and Governance (ESG) principles are integrated into both decision-making and long-term strategy. We recognise that ESG plays a critical role in strengthening risk management, operational discipline and stakeholder value.

To support these commitments, we have implemented a structured ESG governance framework with oversight at both the Board and executive levels. Detailed disclosure can be found in the Environment section of this Integrated Annual Report.

Board of Directors

The composition of the Board of Directors of the Bank ("Board") is governed by the provisions of the Companies Act, 2013, the Banking Regulation Act, 1949, SEBI Listing Regulations and other applicable laws.

In the opinion of the Board, the Independent Directors continue to fulfil the criteria prescribed for an independent director in Regulation 16(1)(b) of the SEBI Listing Regulations and Section 149(6) of the Companies Act, 2013 and are independent of the management of the Bank.

Each of the Directors of the Bank have confirmed that he/she is not debarred from holding the office of director by virtue of any order by SEBI or any other authority. The Directors have ascertained that neither they nor any other company on which they serve as Directors have been identified as a wilful defaulter. Each of the Directors of the Bank have confirmed that he/she satisfies the fit and proper criteria as prescribed under the applicable regulations and none of the Directors are related to each other.

As on the date of this report, the Board consists of thirteen (13) Directors.



Board Diversity by Gender

As on March 31, 2025   **Board Average Tenure**

Male — 10   4.15 years

Female — 3

Details of the Board of Directors including their directorships/ memberships in committees of public companies as at the date of this report are as under:

Sr. No.	Category	Name of Director	Directorships on the Board of other companies	Memberships of committees of other companies*
1.	Independent Directors	i. Mr. Atanu Chakraborty (Part-time Chairman and Independent Director)	-	-
		ii. Mr. M. D. Ranganath	1	1
		iii. Mr. Sandeep Parekh	-	-
		iv. Dr. (Mrs.) Sunita Maheshwari	1	-
		v. Mrs. Lily Vadera	-	-
		vi. Dr. (Mr.) Harsh Kumar Bhanwala	1	1
		vii. Mr. Santhosh Keshavan	-	-
2.	Non-Executive (Non-Independent) Directors	i. Mr. Keki Mistry	5 (2)	5 (3)
		ii. Mrs. Renu Karnad	6 (1)	7 (2)
3.	Executive Directors	i. Mr. Sashidhar Jagdishan (Managing Director and Chief Executive Officer)	-	-
		ii. Mr. Kaizad Bharucha (Deputy Managing Director)	3	-
		iii. Mr. Bhavesh Zaveri	3 (1)	3 (1)
		iv. Mr. V. Srinivasa Rangan	2	3

The figures in brackets indicate chairpersonships.

Note: For the purpose of considering the limit of the directorships and committees on which the directors are members / chairpersons, all public limited companies (whether listed or not) have been included. All Private companies, foreign companies, companies under Section 8 of the Companies Act, 2013, Partnership Firms, LLP, HUF, Sole Proprietorship and Association of Individuals (Trust, Society) have not been included. Further, chairpersonships / memberships of only the Audit Committee and Stakeholders' Relationship Committee have been considered.

The number of directorships held by all Directors as well as their membership/chairmanship in committees is within the prescribed limits under the Companies Act, 2013 and SEBI Listing Regulations.

Appointment of Director(s)

The Bank has a Board approved Policy on Appointment and Fit and Proper Criteria for Directors, based on which an existing director whose appointment is intended to be continued and a new director proposed to be appointed, is evaluated.

The said policy is available on the Bank's website at *https://www.hdfcbank.com/personal/about-us/corporate-governance/codes-and-policies*

The Bank recognizes the importance of a diverse Board which leverages different perspectives, knowledge, experience and expertise, which would help the Bank retain its competitive advantage.

The Nomination and Remuneration Committee of Directors recommends and the Board approves the appointment/ re-appointment of non-executive and executive directors, subject to the approval of the shareholders. The process for re-appointment of non-executive directors entails a detailed evaluation of the balance of skills, knowledge and experience of the existing Directors. New Directors are inducted after assessing skill requirements of the Board and identifying areas of expertise which would be beneficial to the Bank.

During the year, pursuant to approval of the Shareholders of the Bank through postal ballot on May 03, 2024 and the RBI, Mr. Atanu Chakraborty was re-appointed as the Part-time Chairman and Independent Director of the Bank for a period of 3 (three) years with effect from May 05, 2024 up to May 04, 2027 (both days inclusive) and not liable to retire by rotation. Further, the shareholders and the RBI also approved an increase in remuneration payable to Mr. Chakraborty from ₹ 35,00,000 (Rupees Thirty-Five Lakhs Only) per annum to ₹ 50,00,000 (Rupees Fifty Lakhs Only) per annum with effect from May 5, 2024.

Further, the Board at its meeting held on November 18, 2024 appointed Mr. Santhosh Keshavan as an Independent Director of the Bank for a period of 3 (three) years with effect from November 18, 2024 to November 17, 2027 (both days inclusive) and not liable to retire by rotation, which was also approved by the shareholders of the Bank through Postal Ballot on January 11, 2025.

Profile of Board of Directors

The profile of the Directors of the Bank is provided elsewhere in this Integrated Annual Report.

Responsibilities of the Board

The Board represents the interests of the Bank's stakeholders in optimising long-term value by providing the management with guidance and strategic direction. The Board's mandate is to oversee the Bank's strategic direction, review corporate performance, maintain highest ethical standards of governance, assess the adequacy of risk management and mitigation measures, evaluate internal financial controls, authorise and monitor strategic investments, facilitate and review Board and senior management succession planning and oversee regulatory compliance, environmental and corporate social responsibility activities.

The responsibilities of the Board also include ensuring that the Bank is transparent in all its dealings with its stakeholders, overseeing the effectiveness of key executives of the Bank and aligning the remuneration policy with the long-term interests of the Bank and its stakeholders.

The Bank has a Directors' & Officers' liability insurance policy, which provides indemnity to its Directors and all employees in respect of liabilities incurred as a result of their office. All the Board members ensure that their work in other capacities does not impinge on their fiduciary responsibilities as Directors of the Bank.

A chart or a matrix setting out the skills /expertise / competence of the Board of Directors:

The Board comprises directors that bring a wide range of skills, expertise and experience which enhances overall Board effectiveness. The Bank has identified the core skills/expertise (see table below) required by the Directors of the Bank, keeping in mind the business requirements which span across parameters such as industry experience, technical/strategic competencies, behavioural, other attributes and skills in line with the relevant provisions of the Banking Regulation Act, 1949 and relevant circulars issued by the RBI from time to time.


9 Business Management
8 Risk Management
7 Finance
6 Accountancy
6 Banking
5 Economics
3 Payment & Settlement Systems
Our Board is distinguished by a diverse array of skills and expertise, spanning accountancy, business management, banking, payment and risk management etc. We emphasize independence and inclusion, ensuring a rich tapestry of backgrounds and proficiencies among our members. From financial acumen to industry insights, our Board's composition epitomizes a commitment to effective decision-making and accountability. Furthermore, we actively seek input from external experts to continually refine our governance processes. This collective wisdom ensures strategic oversight and propels our unwavering dedication to governance excellence.
13
Board of Directors
3 Law
3 Information Technology
2 Small Scale Industry
2 Human Resource
1 Co-operation
1 Agriculture and Rural Economy

A tabular representation of the same is as below:

Skill Areas	Mr. Atanu Chakraborty	Mr. M.D. Ranganath	Mr. Sandeep Parekh	Dr. (Mrs.) Sunita Maheshwari	Mrs. Lily Vadera	Dr. (Mr.) Harsh Kumar Bhanwala	Mr. Santhosh Keshavan	Mr. Keki Mistry	Mrs. Renu Karnad	Mr. Sashidhar Jagdishan	Mr. Kaizad Bharucha	Mr. Bhavesh Zaveri	Mr. V. Srinivasa Rangan
Business Management	✓	✓	✓	✓		✓		✓	✓	✓	✓		
Risk Management	✓	✓					✓	✓	✓		✓	✓	✓
Finance	✓	✓				✓		✓	✓	✓			✓
Accountancy		✓						✓	✓	✓		✓	✓
Banking	✓				✓	✓				✓	✓	✓	
Economics	✓							✓	✓	✓			✓
Payment & Settlement Systems	✓		✓									✓	
Law			✓						✓				✓
Information Technology		✓					✓		✓				
Small-Scale Industry				✓		✓							
Human Resources								✓	✓				
Co-operation						✓							
Agriculture and Rural Economy						✓							

Board Meetings and Annual General Meeting (AGM)

The meetings of the Board are normally held at the Bank's office in Mumbai. Meetings are generally scheduled well in advance and the notice of each Board meeting is given in writing to each director. The Board Members endeavor to attend and participate in all Board meetings, unless he/she is unable to attend the meeting on account of reasonable cause for which leave of absence is requested, which is considered by the Board for approval. Video-conference (VC) facility is also provided in case any director is unable to attend the meeting physically but wishes to participate through VC.

The Board meets at least once a quarter to review the quarterly performance and financial results of the Bank. Members of the Board are free to convene a Board meeting at any time and shall inform the company secretary regarding the same. In case of a special and urgent business need, Board approval is taken by passing resolutions by circulation as permitted by law, which is noted and confirmed at the subsequent Board meeting.

The company secretary in consultation with the Chairman, the whole-time directors and the Group Heads prepares a detailed agenda for the meetings. The Board is provided with the relevant information as stipulated in the SEBI Listing Regulations. The Board members have access to all information of the Bank. The Board papers, agenda and explanatory notes are circulated to the directors well in advance and are made available on a digital platform. The members of the Board are free to recommend inclusion of any matter in the agenda for discussion. The Chairman moderates the overall discussion to arrive at a conclusive and consensus opinion and also summarizes the discussions to ensure that decisions taken are appropriately recorded.

Senior management of the Bank is invited to attend the Board meetings to discuss matters pertaining to their respective business verticals so as to provide additional inputs on the matters being discussed by the Board. At the Board meetings, the whole-time directors and senior management make presentations on various matters including the financial results, annual plans and strategies, liquidity, cyber security and information technology, operational and business continuity measures of the Bank, customer grievances and customer services framework, credit portfolio quality, IT strategic initiatives, ESG & climate risk, Sustainable Livelihood (SLI), compliance and risk management strategy, rewards strategy, Enterprise-Wide Risk Management (ERM) Framework, global macro environment and any other relevant matter which the Board needs to be apprised of.

The minutes of each Board meeting are finalised and recorded in the minutes book. Post the board meetings, the Bank has a system of communication and follow up on actions required to be taken by the management as suggested by the Board and the same is updated to the Board.

Directors are also encouraged to attend relevant programs and seminars conducted by reputed external organizations.

During the financial year under review, fourteen (14) Board meetings were held. The meetings were held on April 20, 2024, April 29, 2024, June 20, 2024, July 20, 2024, August 21, 2024, September 20, 2024, October 19, 2024, November 18, 2024, November 27, 2024, December 20, 2024, January 22, 2025, February 20, 2025, March 27, 2025 and March 28, 2025.

The Bank endeavors that the gap between the approval of financial results by the Audit Committee and the Board is kept to minimum, as required under the provisions of SEBI (Prohibition of Insider Trading) Regulations, 2015. The attendance of the Directors at the above-mentioned Board meetings and at the 30th Annual General Meeting held on August 9, 2024, are listed below:

Name of the Director	No. of Board Meetings held during the financial year*	No. of Board Meetings attended during the financial year	Attendance at last AGM (August 9, 2024)
Non-Executive (Independent) Directors			
Mr. Atanu Chakraborty	14	14	Present
Mr. M. D. Ranganath	14	13	Present
Mr. Sandeep Parekh	14	14	Present
Dr. (Mrs.) Sunita Maheshwari	14	12	Present
Mrs. Lily Vadera	14	14	Present
Dr. (Mr.) Harsh Kumar Bhanwala	14	14	Present
Mr. Santhosh Keshavan[1]	6	6	N.A.
Non-Executive (Non-Independent) Directors			
Mr. Keki Mistry	14	13	Present
Mrs. Renu Karnad	14	14	Present
Executive Directors			
Mr. Sashidhar Jagdishan	14	14	Present
Mr. Kaizad Bharucha	14	13	Present
Mr. Bhavesh Zaveri	14	13	Present
Mr. V. Srinivasa Rangan	14	14	Present

* The maximum number of meetings that a Director was eligible to attend during the financial year

[1]. Mr. Santhosh Keshavan was appointed as an Independent Director of the Bank with effect from November 18, 2024.

Leave of absence was granted to the concerned director who could not attend the concerned board meeting

Composition of Committees of Directors, Terms of Reference and Attendance at the Meetings

To enable better and more focused attention on the affairs of the Bank, the Board delegates particular matters to Committees of the Board set up for the purpose. These Committees prepare the groundwork for decision-making and report the same to the Board at the subsequent meetings. These Committees monitor the activities as per the scope defined in their charter and terms of reference.

There have been no instances wherein the Board has not accepted the recommendations of any committee.

The composition and functioning of these Board committees is in compliance with the applicable provisions of the Companies Act, 2013, SEBI Listing Regulations and applicable guidelines issued by RBI.



Composition of Committees of Directors as on the date of this Report is as follows:

Name of the Committee	Non-Executive Directors									Executive Directors			
	Mr. Atanu Chakraborty	Mr. M.D. Ranganath	Mr. Sandeep Parekh	Dr. (Mrs.) Sunita Maheshwari	Mrs. Lily Vadera	Dr. (Mr.) Harsh Kumar Bhanwala	Mr. Santhosh Keshavan	Mr. Keki Mistry	Mrs. Renu Karnad	Mr. Sashidhar Jagdishan	Mr. Kaizad Bharucha	Mr. Bhavesh Zaveri	Mr. V. Srinivasa Rangan
Audit		●			○	○							
Nomination and Remuneration	○	○	○			●							
Stakeholders' Relationship			○		○			●	○		○		○
CSR & ESG				●	○		○		○		○		
Risk Policy and Monitoring	○	○	○		●				○	○			
Fraud Monitoring					○	●			○	○	○		
Customer Service			●	○						○		○	
Credit Approval			○						○	○			
IT Strategy*	○	○		○			●			○			○
Review Committee for Wilful Defaulters' Identification		○	○							●		○	
Review Committee for Non-Cooperative Borrowers		○	○							●		○	
Premises			○	○					●				○
Investments Strategy	○		○					●					
Committee for Resolution of NCLT Matters			●			○						○	○

*Includes external IT consultant in addition to the above members.

● Chairperson of the Committee   ○ Member of the Committee

BRIEF TERMS OF REFERENCE OF BOARD COMMITTEES

Audit Committee

Brief Terms of Reference / Roles and Responsibilities

- Review and discuss with management and the independent auditor, the Bank's annual financial statements, interim financial statements, auditor's report thereon and all internal control reports before submission to the Board for approval, with particular reference to:
  - matters required to be included in the director's responsibility statement to be included in the board's report in terms of clause (c) of sub-section (3) of Section 134 of the Companies Act, 2013;
  - changes, if any, in accounting policies and practices and reasons for the same;
  - major accounting entries involving estimates based on the exercise of judgment by management;
  - significant adjustments made in the financial statements arising out of audit findings;
  - compliance with listing and other legal requirements relating to financial statements;
  - disclosure of any related party transactions;
  - modified opinion(s) in the draft audit report.
- Overseeing the Bank's compliances with legal and regulatory requirements.
- Overseeing the independent auditor's qualifications and independence.
- Overseeing the performance of the Bank's independent auditor and internal audit, compliance and vigilance functions.
- Overseeing the Bank's systems of disclosure controls and procedures, internal controls over financial reporting, and compliance with ethical standards adopted by the Bank.
- Reviewing the disclosure required by Section 303A.11 of NYSE Continued Listing Standards in Form 20-F.
- Review of modus operandi / findings of any internal investigations, quarterly analysis of suspected / actual frauds or irregularity reported by the bank, failure of internal control system of material nature, etc.
- Review important guidelines, circulars, notifications / directions etc. issued by RBI, SEBI, MCA and other regulatory bodies.
- Review the functioning of the whistle blower mechanism.
- Establish, review and update periodically a code of business conduct and ethics and determine whether management has established a system to enforce this code.
- Review of compliance with the Bank's Share Dealing Code and SEBI (Prohibition of Insider Trading) Regulations, 2015 and verify that the systems for internal control are adequate and are operating effectively.
- Grant of approval / omnibus approval for related party transactions as defined in the Board-approved 'Policy on Related Party Transactions' of the Bank and for their subsequent modifications, if any.
- Review at least on a quarterly basis, the details of related party transactions entered into by the Bank pursuant to the approvals given.

Capitals Impacted	Financial, Social and Relationship capital
Stakeholders Impacted	Investors and Government and Regulatory Bodies
Composition	Mr. M. D. Ranganath (Chairman), Mrs. Lily Vadera and Dr. (Mr.) Harsh Kumar Bhanwala, all of whom are Independent Directors. Mr. M. D. Ranganath and Dr. (Mr.) Harsh Kumar Bhanwala are the members of Audit Committee having financial expertise.
Meetings	During the financial year under review, the Audit Committee met 17 (seventeen) times on April 5, 2024, April 16, 2024, April 29, 2024, June 6, 2024, June 28, 2024, July 15, 2024, August 3, 2024, August 20, 2024, September 27, 2024, October 17, 2024, November 25, 2024, December 5, 2024, January 10, 2025, February 18, 2025, March 5, 2025, March 13, 2025 and March 30, 2025.

Nomination & Remuneration Committee

Brief Terms of Reference / Roles and Responsibilities

- Formulating criteria for determining qualifications, positive attributes and independence of a director and recommending to the Board of Directors a policy relating to the remuneration of the Directors, key managerial personnel and other employees.
- Scrutinizing the nominations of candidature for the purpose of appointment as Directors, *inter alia* with reference to their qualifications and experience, confirming compliance with 'Fit and Proper' criteria, assessing competency of the persons and making suitable recommendations to the Board.
- Reviewing compensation levels of the Bank's employees vis-à-vis other banks and the banking industry in general.
- Formulation of criteria and specifying manner for evaluation of performance of individual Directors including Independent Directors, the Board of Directors and its Committees.
- Formulation and administration of the Bank's Employee Stock Options (ESOP) schemes, plans/ schemes for Restricted Stock Units (RSUs) and such other stock or stock-based incentive plans/schemes, including granting of ESOPs and RSUs and prescribing terms and conditions applicable to such instruments.
- Overseeing the implementation of the respective Codes of Conduct & Ethics Policy of the Bank established and approved by the Board, applicable to the Board members as well as all employees of the Bank.
- Recommending remuneration of whole-time directors as well as recommending appointment including remuneration of Senior Management Personnel, to the Board.

Capitals Impacted	Human capital
Stakeholders Impacted	Employees
Composition	Dr. (Mr.) Harsh Kumar Bhanwala (Chairman), Mr. Atanu Chakraborty, Mr. M.D. Ranganath and Mr. Sandeep Parekh. All the members of the Committee are independent Directors.
Meetings	During the financial year under review, the Nomination & Remuneration Committee met 17 (seventeen) times on April 19, 2024, May 3, 2024, June 10, 2024, June 18, 2024, July 5, 2024, July 19, 2024, August 5, 2024, August 20, 2024, September 19, 2024, October 18, 2024, October 29, 2024, November 15, 2024, November 25, 2024, December 9, 2024, January 21, 2025, January 30, 2025 and March 26, 2025.


Stakeholders' Relationship Committee

Brief Terms of Reference / Roles and Responsibilities

- Monitoring the grievances /complaints relating to transfer/transmission of shares, non-receipt of annual reports, non-receipt of dividend, issue of duplicate share certificates and new certificates on split / consolidation / renewal, general meetings, non-receipt of interest on debentures / bonds, etc.;

- Noting of investor service requests relating to transmission, sub-division/ splitting and consolidation of securities certificate, issue of letter of confirmation, claim from unclaimed suspense account, and to consider requests for dematerialization and re-materialization of shares.

- Reviewing the measures taken for effective exercise of voting rights by shareholders and reviewing adherence to the service standards adopted in respect of various services being rendered by the Registrar & Share Transfer Agent.

- Reviewing various measures and initiatives taken by the Bank for reducing the quantum of unclaimed dividends and ensuring timely receipt of dividend warrants annual reports / statutory notices by the shareholders of the Bank.

- Resolving grievances of debenture holders, payment of interest / principal, maintenance of security cover and any other covenants.

- Noting of allotment of shares to the employees of the Bank on exercise of stock options and any other incentive-based instrument(s) granted under the various Schemes of the Bank.

Capitals Impacted	Financial, Human, Social and Relationship capital
Stakeholders Impacted	Investors, Employees, Government and Regulatory Bodies
Composition	Mr. Keki Mistry (Chairman), Mr. Sandeep Parekh, Mrs. Lily Vadera, Mrs. Renu Karnad, Mr. Kaizad Bharucha and Mr. V. Srinivasa Rangan. Details of re-constitution: Mr. V. Srinivasa Rangan was inducted as a Member of the Committee with effect from March 27, 2025. Out of the total Directors, 2 Directors are independent.
Meetings	During the financial year under review, the Stakeholders' Relationship Committee met 5 (five) times on April 15, 2024, July 16, 2024, October 16, 2024, November 19, 2024 and January 16, 2025.

CSR & ESG Committee

Brief Terms of Reference / Roles and Responsibilities

- Formulation of Bank's CSR and ESG Strategy, Policy and Goals and recommending the CSR Annual Action Plan to the Board.

- Identification of the areas of CSR activities and recommend to the Board the amount of CSR expenditure.

- Monitoring the Bank's CSR policy and performance.

- Reviewing the CSR projects / initiatives from time to time.

- Ensuring legal and regulatory compliance from a CSR viewpoint.

- Ensuring reporting and communication to the Bank's stakeholders on the Bank's CSR activities.

- Monitoring the Bank's ESG Framework, strategy, goals and disclosures.

Capitals Impacted	Financial, Human, Natural, Social and Relationship capital
Stakeholders Impacted	Customers, Employees, Community, Investors, Employees, Suppliers Government and Regulatory Bodies.
Composition	Dr. (Mrs.) Sunita Maheshwari (Chairperson), Dr. (Mr.) Harsh Kumar Bhanwala, Mr. Santhosh Keshavan, Mrs. Renu Karnad and Mr. Kaizad Bharucha. Details of Re-constitution: Dr. (Mr.) Harsh Kumar Bhanwala and Mr. Santhosh Keshavan were inducted as Members of the Committee with effect from October 19, 2024 and March 27, 2025, respectively. Out of the total Directors, 3 Directors are independent.
Meetings	During the financial year under review, the CSR & ESG Committee met 5 (five) times on April 15, 2024, July 16, 2024, October 16, 2024, December 4, 2024 and January 17, 2025.

Risk Policy & Monitoring Committee

Brief Terms of Reference / Roles and Responsibilities

- Monitoring the compliance of risk parameters/aggregate exposures with the appetite set by the Board and ensuring that frameworks are established for assessing and managing various risks faced by the Bank, systems are developed to relate risk to the Bank's capital level and methods are in place for monitoring compliance with internal risk management policies and processes.
- Ensuring that the Bank has a suitable framework for Risk Management and oversees the implementation of the risk management policy.
- Reviewing of the enterprise-wide risk frameworks viz. Risk Appetite framework (RAF), Internal Capital Adequacy Assessment Process (ICAAP), stress testing policy & framework, Enterprise Model Validation Policy, Group Risk Management Policy, Bank's exposure to Central Counterparties including exposures arising from trading through CCP and exposures arising from CCP membership obligations such as default fund contributions, outcome of Money Laundering and Terrorist Financing Risk Assessment etc.
- Reviewing impaired credits and material risks faced by the subsidiaries.
- Reviewing the cyber security framework of the Bank, evaluating the probable risks associated with cyber security and ensure that appropriate measures and procedures have been put in place to mitigate the same.

Capitals Impacted	Financial capital
Stakeholders Impacted	Investors, Government and Regulatory Bodies
Composition	Mrs. Lily Vadera (Chairperson), Mr. Atanu Chakraborty, Mr. M.D. Ranganath, Mr. Sandeep Parekh, Mrs. Renu Karnad and Mr. Sashidhar Jagdishan. Out of the total Directors, 4 Directors are independent.
Meetings	During the financial year under review, the Risk Policy & Monitoring Committee met 10 (ten) times on April 19, 2024, June 19, 2024, June 27, 2024, July 19, 2024, September 19, 2024, October 18, 2024, November 26, 2024, January 21, 2025, February 20, 2025 and March 26, 2025.

Fraud Monitoring Committee

Brief Terms of Reference / Roles and Responsibilities

- Identifying the systemic lacunae, if any, that facilitated perpetration of the fraud and put in place measures to plug the same.
- Identifying the reasons for delay in detection, if any, reporting to top management of the Bank and Reserve Bank of India.
- Monitoring progress of CBI / Police Investigation, and recovery position.
- Ensure that staff accountability is examined at all levels in all the cases of frauds and staff side action, if required, is completed quickly without loss of time.
- Reviewing the efficacy of the remedial action taken to prevent recurrence of frauds, such as strengthening of internal controls.
- Put in place other measures as may be considered relevant to strengthen preventive measures against commission of frauds.
- Monitoring and reviewing the Red Flag Accounts as and when they are classified as per the guidelines prescribed by the RBI.
- Monitoring the progress of mitigating steps taken by the Bank in case of electronic frauds and the efficacy of the same in containing fraud numbers and values.
- Reviewing and monitoring cases of frauds, including root cause analysis, and suggest mitigating measures for strengthening the internal controls, risk management framework and minimising the incidence of frauds.

Capitals Impacted	Financial, Social and Relationship capital
Stakeholders Impacted	Investors, Government and Regulatory Bodies
Composition	Dr. (Mr.) Harsh Kumar Bhanwala (Chairman), Mrs. Lily Vadera, Mrs. Renu Karnad, Mr. Sashidhar Jagdishan and Mr. Kaizad Bharucha. Out of the total Directors, 2 Directors are independent.
Meetings	During the financial year under review, the Fraud Monitoring Committee met 4 (four) times on April 15, 2024, July 16, 2024, October 16, 2024 and January 15, 2025.



Customer Service Committee

Brief Terms of Reference / Roles and Responsibilities

- Formulation of comprehensive deposit policy incorporating the issues arising out of the demise of a depositor for operation of his account, the product approval process, annual survey of depositor satisfaction and the triennial audit of such services.
- Striving for continuous improvements in the quality of customer services provided by the Bank.
- Overseeing the function of the Standing Committee on Customer Service, and also bring out innovative measures for enhancing the customer experience and quality of customer service thereby enhancing the customer satisfaction level across all categories of clientele, at all times.

Capitals Impacted	Financial, Social and Relationship capital
Stakeholders Impacted	Customers
Composition	Mr. Sandeep Parekh (Chairman), Dr. (Mrs.) Sunita Maheshwari, Mr. Sashidhar Jagdishan and Mr. Bhavesh Zaveri. Details of Re-constitution: Mr. Sandeep Parekh was appointed as a Chairman of the Committee with effect from September 20, 2024 and Mr. Bhavesh Zaveri was inducted as a Member of the Committee with effect from March 27, 2025. Mr. Kaizad Bharucha ceased to be Member of the Committee with effect from close of business hours on March 27, 2025. Out of the total Directors, 2 Directors are independent.
Meetings	During the financial year under review, the Customer Service Committee met 5 (five) times on May 29, 2024, May 31, 2024, August 20, 2024, November 26, 2024 and February 19, 2025.

Committee for Resolution of NCLT Matters

Brief Terms of Reference / Roles and Responsibilities

- Reviewing and deciding on requests/ requirements involving principal write-off of over ₹ 5 crores and up to ₹ 500 crores only for wholesale & SME accounts.
- Deciding on voting in favour or against a proposal submitted to the CoC/ lenders in relation to the above categories of loans, for and on behalf of the Bank.

Capitals Impacted	Financial, Social and Relationship capital
Stakeholders Impacted	Investors, and Government and Regulatory Bodies
Composition	Mr. Sandeep Parekh (Chairman), Dr. (Mr.) Harsh Kumar Bhanwala, Mr. Kaizad Bharucha and Mr. V. Srinivasa Rangan. Details of Re-constitution: Mr. Sandeep Parekh was appointed as a Chairman of the Committee with effect from March 27, 2025. Dr. (Mr.) Harsh Kumar Bhanwala was inducted as a Member of the Committee with effect from March 27, 2025. Out of the total Directors, 2 Directors are independent.
Meetings	During the financial year under review, the Committee for Resolution of NCLT Matters met 3 (three) times on September 10, 2024, February 19, 2025 and March 13, 2025.

Credit Approval Committee

Brief Terms of Reference / Roles and Responsibilities

- Evaluation and approval of credit appetite on borrower/counterparties proposed in credit appetite memorandum and product programs within the threshold ceilings in accordance with the Board approved Credit Polices and Procedure Manual, as amended from time to time.

Capitals Impacted	Financial, Social and Relationship capital
Stakeholders Impacted	Investors and Customers
Composition	Mr. Sandeep Parekh, Mrs. Renu Karnad and Mr. Kaizad Bharucha. Out of the total Directors, 1 director is independent.
Meetings	During the financial year under review, the Credit Approval Committee met 28 (twenty-eight) times on April 23, 2024, May 08, 2024, May 27, 2024, May 29, 2024, June 14, 2024, June 22, 2024, June 28, 2024, July 11, 2024, July 29, 2024, August 19, 2024, August 26, 2024, September 09, 2024, September 18, 2024, September 23, 2024, September 25, 2024, September 30, 2024, October 17, 2024, October 28, 2024, November 19, 2024, December 04, 2024, December 21, 2024, January 10, 2025, January 13, 2025, January 27, 2025, February 14, 2025, February 17, 2025, March 05, 2025 and March 27, 2025.

IT Strategy Committee

Brief Terms of Reference / Roles and Responsibilities

- Approving IT strategy and related policy documents and reviewing the same from time to time and ensuring that the management has put an effective strategic planning process in place.
- Approving the Bank's IT strategy and budget to ensure it aligns with the business needs and approving re-allocation of resources within IT to facilitate meeting priorities and business needs.
- Reviewing and approving IT implementation plans and providing guidance on the review of third-party assessment outcomes, risks and compliance pertaining to IT outsourcing.
- Review the plans for managing IT Security and mitigating potential vulnerabilities and overseeing IT risks and controls and reviewing actions taken by the IT department to address such risks.
- Framing of the Bank-level strategy and action plans for achieving the target of digital transactions in an organized manner, as may be set by the Government, regulatory authorities, Indian Banks' Association, etc. from time to time.
- Monitoring the progress of achievement in digital transactions in line with the Bank's strategy and action plans.
- Exploring new opportunities for increasing the digital transactions of the Bank from time to time and providing necessary directions in implementing and improving high level of digitalization in Bank.
- Reviewing the Digital Banking strategy of the Bank as and when required thereby providing direction on focus areas.
- Reviewing the progress made on the initiatives relating to Digital Banking covering performance initiatives as determined by the Board and Government of India from time to time and reviewing the customer services rendered on digital platform from time to time.

Capitals Impacted	Financial, Social, Relationship and Intellectual capital
Stakeholders Impacted	Investors, Customers, Government and Regulatory Bodies and Suppliers
Composition	Mr. Santhosh Keshavan (Chairman), Mr. Atanu Chakraborty, Mr. M.D. Ranganath, Dr. (Mrs.) Sunita Maheshwari, Mr. Sashidhar Jagdishan, Mr. V. Srinivasa Rangan and Prof. H. Krishnamurthy (external IT consultant). Details of Re-constitution: Dr. (Mrs.) Sunita Maheshwari ceased to be a Chairperson of the Committee with effect from November 27, 2024. Mr. Santhosh Keshavan was appointed as a Member with effect from November 18, 2024 and as a Chairman of the Committee with effect from November 27, 2024. Mr. V. Srinivasa Rangan was inducted as a Member of the Committee with effect from March 27, 2025. Out of the total Directors, 4 Directors are independent.
Meetings	During the financial year under review, the IT Strategy Committee met 5 (five) times on June 19, 2024, August 13, 2024, November 25, 2024, January 20, 2025 and March 27, 2025.

Premises Committee

Brief Terms of Reference / Roles and Responsibilities

- Approving the acquisition and / or leasing / leave & license including renewal of lease and leave & license, of any property / premises/ building/ commercial & residential plot, as proposed by the Central Infrastructure Team of the Bank, for the purpose of setting up of Branch / Back Office / ATM / Currency Chest / Residential Training Centre/ Storage / Godown/ Guest House, etc., as per the terms and conditions stipulated and in accordance with the guidelines as prescribed and approved by the Board.
- Approving the acquisition of residential premises for the eligible employees of the Bank on lease / leave and license basis/ as per the terms and conditions stipulated and in accordance with the guidelines as prescribed and approved by the Board.
- Approving any other acquisition of property / space, which is proposed by the Central Infrastructure Team of the Bank, as per the terms and conditions stipulated and in accordance with the guidelines as prescribed and approved by the Board.
- Approving the construction of office building, residential tower etc. on (freehold / leasehold) properties acquired by the Bank as per the terms and conditions stipulated and in accordance with the guidelines as prescribed and approved by the Board.
- Approving the divestment of Bank owned properties / land parcel / flats, etc., not gainfully utilised.

Capitals Impacted	Financial and Manufactured capital
Stakeholders Impacted	Investors and Suppliers
Composition	Mrs. Renu Karnad (Chairperson), Mr. Sandeep Parekh, Dr. (Mrs.) Sunita Maheshwari and Mr. V. Srinivasa Rangan. Details of re-constitution: Mr. V. Srinivasa Rangan was inducted as a Member of the Committee with effect from March 27, 2025. Out of the total Directors, 2 Directors are independent.
Meetings	During the financial year under review, the Premises Committee met 4 (four) times during the year on April 15, 2024, July 16, 2024, October 16, 2024 and January 17, 2025.



Investments Strategy Committee

Brief Terms of Reference / Roles and Responsibilities

- Exploring and evaluating feasibility of various monetization initiatives and potential opportunities in respect of investment/divestment in the various subsidiary and / or group companies of the Bank, including but not limited to sale, divestment of equity stake, monetising investments under the process of Initial Public Offer or Further Public Offer or other strategies.
- Appointing merchant bankers / legal advisors / consultants and other agencies towards such exploration/ evaluation of potential investment/ divestment opportunities, as it may deem fit.
- Reviewing progress, for the proposals approved by the Committee/Board or provide the relevant recommendations, if any, to the Board.

Capitals Impacted	Financial capital
Stakeholders Impacted	Investors
Composition	Mr. Keki Mistry (Chairman), Mr. M.D. Ranganath and Mr. Sandeep Parekh. Out of the total Directors, 2 Directors are independent.
Meetings	During the financial year under review the Investments Strategy Committee met 15 (fifteen) times on April 8, 2024, May 27, 2024, July 18, 2024, August 3, 2024, August 20, 2024, September 2, 2024, September 18, 2024, October 3, 2024, October 16, 2024, October 25, 2024, November 23, 2024, November 26, 2024, December 21, 2024, February 6, 2025 and March 23, 2025.

Review Committee For Willful Defaulters' Identification

Brief Terms of Reference / Roles and Responsibilities

- Providing an opportunity for a personal hearing to the borrower / guarantor / promoter / director / persons who are in charge and responsible for the management of the affairs of the entity.
- In case the opportunity is not availed or if the personal hearing is not attended by the borrower/ guarantor/ promoter/ director / persons who are in charge and responsible for the management of the affairs of the entity, the Committee shall, after assessing the facts or material on record, including written representation, if any, consider the proposal of the Executive Identification Committee and take a decision.
- Passing a reasoned order and the same shall be communicated to the wilful defaulter.

Capitals Impacted	Financial, Social and Relationship capital
Stakeholders Impacted	Investors and Customers
Composition	Mr. Sashidhar Jagdishan (Chairman), Mr. M.D. Ranganath, Mr. Sandeep Parekh, and Mr. Bhavesh Zaveri Details of Re-constitution: Mr. Bhavesh Zaveri was inducted as a Member of the Committee with effect from March 27, 2025. Mr. Kaizad Bharucha ceased to be a Member of the Committee with effect from close business hours on March 27, 2025. Out of the total Directors, 2 Directors are independent.
Meetings	During the financial year under review, the Review Committee for Wilful Defaulters' Identification met 2 (twice) on April 12, 2024 and May 28, 2024.

Review Committee For Non-Cooperative Borrowers

Brief Terms of Reference / Roles and Responsibilities

- To review matters related to Non-Co-Operative Borrowers which are handled by the Internal Committee of Executives appointed for this purpose.

Capitals Impacted	Financial, Social and Relationship capital
Stakeholders Impacted	Investors and Customers
Composition	Mr. Sashidhar Jagdishan (Chairman), Mr. M.D. Ranganath, Mr. Sandeep Parekh and Mr. Bhavesh Zaveri. Details of Re-constitution: Mr. Bhavesh Zaveri was inducted as a Member of the Committee with effect from March 27, 2025. Mr. Kaizad Bharucha ceased to be a Member of the Committee with effect from close business hours on March 27, 2025. Out of the total Directors, 2 Directors are independent.
Meetings	No meetings of the Committee were held during the year.

Detailed terms of reference of the above-mentioned committees are placed on the Bank's website at *https://www.hdfcbank.com/personal/about-us/corporate-governance/codes-and-policies*



COMMITTEE MEETINGS ATTENDED / HELD DURING FY 2024-25

Sr. No	Name of the Director	Audit	Nomination and Remuneration	Stakeholder's Relationship	CSR & ESG	Risk Policy and Monitoring	Fraud Monitoring	Customer Service	Credit Approval	Premises	IT Strategy[@]	Investments Strategy	Review Committee for Wilful Defaulters' Identification	Committee for Resolution of NCLT Matters
1.	Mr. Atanu Chakraborty	-	17/17	-	-	10/10	-	-	-	-	5/5	-		-
2.	Mr. M. D. Ranganath	17/17	16/17	-	-	9/10	-	-	-	-	5/5	14/15	2/2	-
3.	Mr. Sandeep Parekh*	-	17/17	5/5	-	10/10	-	5/5	28/28	4/4	-	15/15	2/2	3/3
4.	Dr. (Mrs.) Sunita Maheshwari[$]	-	-	-	5/5	-	-	5/5	-	4/4	5/5	-	-	-
5.	Mrs. Lily Vadera	17/17	-	5/5	-	10/10	4/4	-	-	-	-	-	-	-
6.	Dr. (Mr.) Harsh Kumar Bhanwala**	17/17	17/17	-	2/2	-	4/4	-	-	-	-	-	-	NA
7.	Mr. Santhosh Keshavan***	-	-	-	NA	-	-	-	-	-	3/5	-	-	-
8.	Mr. Keki Mistry	-	-	5/5	-	-	-	-	-	-	-	15/15	-	-
9.	Mrs. Renu Karnad	-	-	5/5	5/5	9/10	4/4	-	28/28	4/4	-	-	-	-
10.	Mr. Sashi Jagdishan	-	-	-	-	10/10	4/4	3/5	-	-	5/5	-	1/2	-
11.	Mr. Kaizad Bharucha[#]	-	-	5/5	5/5	-	4/4	4/5	26/28	-	-	-	2/2	3/3
12.	Mr. Bhavesh Zaveri[##]	-	-	-	-	-	-	NA	-	-	-	-	NA	-
13.	Mr. V. Srinivasa Rangan[###]	-	-	NA	-	-	-	-	-	NA	NA	-	-	3/3

Leave of absence was granted to the concerned Director who could not attend the concerned Committee meeting

*Mr. Sandeep Parekh was appointed as a Chairman of the Customer Service Committee with effect from September 20, 2024 and as a Chairman of the Committee for Resolution of NCLT Matters with effect from March 27,2025.

[$]Dr. (Mrs.) Sunita Maheshwari ceased to be the Chairperson of the IT Strategy Committee with effect from November 27, 2024.

** Dr. (Mr.) Harsh Kumar Bhanwala was appointed as a Member of the CSR & ESG Committee and Committee for Resolution of NCLT Matters with effect from October 19, 2024 and March 27, 2025, respectively.

*** Mr. Santhosh Keshavan was appointed as a Member of the IT Strategy Committee with effect from November 18, 2024 and as a Chairman of the IT Strategy Committee with effect from November 27, 2024. Further, appointed as a Member of the CSR & ESG Committee with effect from March 27, 2025.

[#]Mr. Kaizad Bharucha ceased to be a Member of the Customer Service Committee, Review Committee for Willful Defaulter's Identification and Review Committee for Non-Cooperative Borrowers with effect from March 27, 2025.

[##]Mr. Bhavesh Zaveri was appointed as a Member of the Customer Service Committee, Review Committee for Willful Defaulter's Identification and Review Committee for Non-Cooperative Borrowers with effect from March 27, 2025.

[###]Mr. V. Srinivasa Rangan was appointed as a Member of the IT Strategy Committee, Premises Committee and Stakeholder's Relationship Committee with effect from March 27, 2025.

[@]Committee includes an external IT consultant, Prof. H. Krishnamurthy as a permanent invitee.

Meeting of the Independent Directors

The Independent Directors convene separate meetings to discuss various issues at their discretion without the presence of the management of the Bank. The main objective of such meetings is for the Independent Directors to evaluate the performance of the Whole-Time Directors and the overall performance of the Board and its committees.

At the meetings, apart from conducting performance evaluation, the Independent Directors assessed the quality, quantity and timeliness of the flow of information between the Bank's management and the Board and expressed its satisfaction on the same.

The Independent Directors met 9 (nine) times during the year on June 18, 2024, July 19, 2024, August 21, 2024, September 19, 2024, October 18, 2024, November 26, 2024, January 21, 2025, February 19, 2025 and March 27, 2025. All Independent Directors were present at all the Meetings except for the following wherein leave of absence was granted:

• Dr. (Mrs.) Sunita Maheshwari could not attend the Independent Directors' meetings held on August 21, 2024, September 19, 2024, October 18, 2024 and February 19, 2025;

• Mr. M. D. Ranganath could not attend the Independent Directors' meetings held on September 19, 2024 and October 18, 2024; and

• Mr. Santhosh Keshavan could not attend the Independent Directors' meeting held on February 19, 2025.

Remuneration of Directors

Executive Directors

The details of the remuneration paid to Mr. Sashidhar Jagdishan, Managing Director and Chief Executive Officer, Mr. Kaizad Bharucha, Deputy Managing Director, Mr. Bhavesh Zaveri, Executive Director and Mr. V. Srinivasa Rangan, Executive Director during the FY 2024-2025 are as under:

(Amount in ₹)

Particulars	Mr. Sashidhar Jagdishan	Mr. Kaizad Bharucha	Mr. Bhavesh Zaveri	Mr. V. Srinivasa Rangan
Basic	3,09,07,457	2,80,91,040	1,91,45,675	3,60,65,640
Allowances and Perquisites	3,46,43,301	3,24,64,367	2,14,07,698	2,15,65,108
Provident Fund	37,08,901	33,70,920	22,97,477	43,27,877
Superannuation	46,36,116	42,13,656	28,71,863	54,09,854
Performance Bonus	4,67,24,465	4,19,92,844	1,95,21,500*	2,11,23,294
Number of stock options Granted (Number of ESOPs)	2,12,052	1,30,206**	78,602	6,03,126***

*This includes Cash Bonus paid in FY 2024-25 for the performance as Executive Director (effective April 19, 2023) and Group Head.

** Mr. Kaizad Bharucha was granted a total quantum of 1,30,206 employee stock options on May 10, 2025 for the performance year 2023 -24. The same had been approved by the RBI vide their letter dated January 07, 2025.

*** Includes 2 grants of employee stock options as follows:

a) 4,77,150 employee stock options were granted for the period 2020-2023, i.e. for the period before his appointment as an Executive Director of the Bank and as a one-time grant for his performance as an Executive Director of HDFC Limited (i.e. prior to the amalgamation of HDFC Limited with and into the Bank w.e.f July 1, 2023.)

b) Further, 1,25,976 ESOPs were granted for the performance year 2023-24.

Notes:

1. Mr. Aditya Puri former Managing Director and Chief Executive Officer of the Bank retired from the services of the Bank from the close of business hours on October 26, 2020. Mr. Aditya Puri was paid cash variable pay of ₹ 7,11,00,000 for the performance period April 01, 2020 to October 26, 2020. The same was approved by RBI vide their letter dated March 23, 2022. Basis RBI direction, 40% of the above-mentioned cash variable pay i.e. ₹ 2,84,40,000 was paid in the FY 2021-2022 and the balance 60% of the cash variable pay was to be deferred and subject to payment over a period of three years in three equal instalments. The first tranche of the aforementioned deferred amount of ₹ 4,26,60,000 i.e. ₹ 1,42,20,000 (Computed as 1/3rd of 4,26,60,000) was paid in April 2023 in line with the RBI directive. The second tranche of the aforementioned deferred amount of ₹ 4,26,60,000 i.e. 1,42,20,000 (computed as 1/3rd of ₹ 4,26,60,000) was paid on April 02, 2024 in line with the RBI directive. The Third tranche of the aforementioned deferred amount of ₹ 4,26,60,000 i.e. 1,42,20,000 (computed as 1/3rd of ₹ 4,26,60,000) was paid on April 23, 2025, in line with the RBI directive.

2. Mr. Sashidhar Jagdishan, Managing Director and Chief Executive Officer was paid the following as part of cash variable pay. This would also include payment received as part of deferred cash variable of previous years. The total cash variable pay paid to Mr. Sashidhar Jagdishan in the FY 2024-25 is as follows:

A) 50% of the cash variable pay for the Performance Year 2023-24 (Total cash variable pay approved by RBI was ₹ 5,25,38,346): ₹ 2,62,69,173. The same is in accordance with the RBI guidelines and was paid in January 2025.

B) Tranche 1 of the deferred cash variable pay for the Performance Year 2022-23: ₹ 83,32,777 was paid on April 23, 2025.

C) Tranche 2 of the deferred cash variable pay for the Performance Year 2021-22: ₹ 86,15,293 was paid on April 23, 2025.

D) Tranche 2 of the deferred cash variable pay for the Performance Year 2020-21: ₹ 35,07,222 was paid on July 25, 2024.

Total Payout (A+B+C+D) = ₹ 4,67,24,465

3. Mr. Kaizad Bharucha, Deputy Managing Director (erstwhile Executive Director) was paid the following as part of cash variable pay. This would also include payment received as part of deferred cash variable of previous years. The total cash variable pay paid to Mr. Kaizad Bharucha in the FY 2024-25 is as follows.

A) 50% of the cash variable pay for the Performance Year 2023-24 (Total cash variable pay approved by RBI was ₹ 4,62,11,282): ₹ 2,31,05,641. The same is in accordance with the RBI guidelines and was paid on 23rd April 2025.

B) Tranche 1 of the deferred cash variable pay for the Performance Year 2022-23: ₹ 68,45,311 was paid on April 23, 2025.

C) Tranche 2 of the deferred cash variable pay for the Performance Year 2021-22: ₹ 61,75,225 was paid on April 23, 2025.

D) Tranche 3 of the deferred cash variable pay for the Performance Year 2020-21: ₹ 58,66,667 was paid on April 23, 2025.

Total Payout (A+B+C+D) = ₹ 4,19,92,844

4. Mr. Bhavesh Zaveri, Executive Director (erstwhile Group Head and designated as Executive Director on April 19, 2023) was paid the following as part of cash variable pay. This would include payment received as part of deferred cash variable of previous years, post being designated as Executive Director as well as deferred cash variable pay for the period served as Group Head. Accordingly, the total cash variable pay paid to Mr. Bhavesh Zaveri in the FY 2024-25 is as follows.

A) 50% of the cash variable pay for the Performance Year 2023-24 (Total cash variable pay approved by RBI was ₹ 2,63,59,624): ₹ 1,31,79,812. The same is in accordance with the RBI guidelines and was paid in January 2025 (Performance as Executive Director)

B) Tranche 1 of the deferred cash variable pay for the Performance Year 2022-23: ₹ 13,29,724 was paid in September 2024 (Performance as Group Head)

C) Tranche 2 of the deferred cash variable pay for the Performance Year 2021-22: ₹ 27,58,892 was paid in September 2024 (Performance as Group Head)

D) Tranche 3 of the deferred cash variable pay for the Performance Year 2020-21: ₹ 22,53,072 of which ₹ 9,52,889 was paid in October 2024 and ₹ 13,00,183 was paid in January 2025 (Performance as Group Head)

Total Payout (A+B+C+D) = ₹ 1,95,21,500

5. Mr. V. Srinivasa Rangan, designated as Executive Director effective from November 23, 2023 was paid the following as part of cash variable pay in FY 2024-25:

A) 50% of the cash variable pay for the Performance Year 2023-24 (Total cash variable pay approved by RBI was ₹ 4,22,46,588): ₹ 2,11,23,294. The same is in accordance with the RBI guidelines and was paid in January 2025.

Total Payout (A): ₹ 2,11,23,294

*Grant of Employee Stock Options to Directors

1. Mr. Sashidhar Jagdishan:

Mr. Sashidhar Jagdishan was granted a total quantum of 2,12,052 employee stock options for the performance year 2023-24 on January 30, 2025. The same had been approved by the RBI vide their letter dated January 07, 2025.

2. Mr. Kaizad Bharucha:

Mr. Kaizad Bharucha was granted a total quantum of 1,30,206 employee stock options on May 10, 2025 for the performance year 2023 -24. The same had been approved by the RBI vide their letter dated January 07, 2025.

3. Mr. Bhavesh Zaveri :

Mr. Bhavesh Zaveri was granted a total quantum of 78,602 employee stock options for the performance year 2023-24 on January 30, 2025. The same had been approved by the RBI vide their letter dated January 07, 2025.

4. Mr. V Srinivasa Rangan:

Mr. V Srinivasa Rangan was granted a total quantum of 6,03,126 employee stock options in Financial 2024-25 which was done through 2 grants:

a) 4,77,150 employee stock options were a one-time grant for the period 2020-2023, i.e. for the period before his appointment as an Executive Director of the Bank and as a one-time grant for his performance as an Executive Director of the erstwhile HDFC Limited (i.e. prior to the amalgamation of erstwhile HDFC Limited with and into the Bank.). This was granted on July 30, 2024 ^

b) 1,25,976 employee stock options granted for Performance Year 2023-24 on January 30, 2025. The same had been approved by the RBI vide their letter dated January 07, 2025.

^The vesting schedule for the 4,77,150 stock options granted to Mr. V Srinivasa Rangan on July 30, 2024 is 33% of options after expiry of twelve months from date of grant, 33% options after expiry of twenty-four months from the date of grant and the balance options after expiry of thirty-six months from date of grant.

The vesting schedule for the stock options granted to Mr. Sashidhar Jagdishan, Mr. Kaizad Bharucha, Mr. Bhavesh Zaveri and Mr. V. Srinivasa Rangan (except 4,77,150 ESOPs granted to Mr. V. Srinivasa Rangan on July 30, 2024) is 25% of options after expiry of twelve months from date of grant, 25% options after expiry of twenty-four months from the date of grant, 25% of options after expiry of thirty-six months from the date of grant and the balance options after expiry of forty-eight months from date of grant.

The notice period for each of the Whole-Time Directors, as specified in their respective terms of appointments is three months.

Pursuant to the Banking Regulation Act, 1949, the appointment and tenure of Whole-Time Directors is subject to the approval of RBI.

The Bank provides for gratuity in the form of lump-sum payment on retirement or on death while in employment or on termination of employment of an amount equivalent to 15 (fifteen) days basic salary payable for each completed year of service.

The Bank makes annual contributions to funds administered by trustees and managed by insurance companies for amounts notified by the said insurance companies. The Bank accounts for the liability for future gratuity benefits based on an independent external actuarial valuation carried out annually.

No sitting fees were paid to Executive Directors for attending meetings of the Board and / or its Committees.

Details of Remuneration / Sitting Fees Paid to Non-Executive Directors

Criteria for remuneration/sitting fees paid to Non-Executive Director

All the non-executive directors including the Independent Directors and the Chairman receive sitting fees and reimbursement of out of pocket expenses for attending each meeting of the Board and its various Committees. No stock options are granted to any of the non- executive directors.

The sitting fees paid for attending the committee meetings held during the FY 2024-25 is as follows:

List of Committees wherein sitting fees of ₹ 1,00,000 is paid per meeting		List of Committees wherein sitting fees of ₹ 50,000 is paid per meeting	
i.	Audit Committee	i.	Stakeholders' Relationship Committee
ii.	Nomination & Remuneration Committee	ii.	CSR & ESG Committee
iii.	Risk Policy & Monitoring Committee	iii.	Fraud Monitoring Committee
iv.	Customer Service Committee	iv.	Premises Committee
v.	Credit Approval Committee	v.	Review Committee for Non-Cooperative Borrowers
vi.	IT Strategy Committee	vi.	Review Committee for Wilful Defaulter's Identification
vii.	Investments Strategy Committee	vii.	Committee for Resolution of NCLT Matters

The Board at its meeting held on March 27, 2025 approved the increase in amount of sitting fees payable to the members of the Stakeholders' Relationship Committee, CSR & ESG Committee, Fraud Monitoring Committee, Committee for Resolution of NCLT Matters and Premises Committee from ₹ 50,000 to ₹ 1,00,000 per meeting, with effect from the said date.

Additionally, sitting fees of ₹ 1,00,000 is paid to Non-Executive Directors for attending Board Meetings and to Independent Directors for attending Independent Directors' meetings.

The details of sitting fees and remuneration paid to Non-Executive Directors and Independent Directors during the FY 2024-25 is as under:

(Amount in ₹)

Director	Sitting Fees	Remuneration
Mr. Atanu Chakraborty	55,00,000	48,58,871
Mr. M.D. Ranganath	82,00,000	30,00,000
Mr. Sandeep Parekh	1,05,00,000	30,00,000
Dr. (Mrs.) Sunita Maheshwari	31,50,000	30,00,000
Mrs. Lily Vadera	54,50,000	30,00,000
Dr. (Mr.) Harsh Kumar Bhanwala	60,00,000	30,00,000
Mr. Santhosh Keshavan[1]	12,00,000	11,11,644
Mr. Keki Mistry	30,50,000	30,00,000
Mrs. Renu Karnad	60,00,000	30,00,000
Total	**4,90,50,000**	**2,69,70,515**

[1] *Mr. Santhosh Keshavan was appointed as an Independent Director of the Bank with effect from November 18, 2024.*

Pursuant to the circular issued by the RBI on "Review of Fixed Remuneration Granted to Non-Executive Directors" dated February 09, 2024 read with the RBI circular on "Corporate Governance in Banks - Appointment of Directors and Constitution of Committees of the Board" dated April 26, 2021 and subsequent resolution passed by the shareholders of the Bank through Postal ballot on March 29, 2024, the Non-Executive Directors (NEDs) of the Bank, other than the Part-time Chairman, were paid compensation in the form of fixed remuneration of ₹ 30,00,000 (Rupees Thirty Lakhs Only) each for financial year 2024-25. This is in addition to payment of sitting fees and reimbursement of expenses for attending the Board and Committee meetings.

Further, pursuant to approval of the Shareholders of the Bank through postal ballot on May 03, 2024 and RBI, Mr. Atanu Chakraborty was re-appointed as the Part-time Chairman and Independent Director of the Bank for a period of 3 (three) years with effect from May 05, 2024 up to May 04, 2027 (both days inclusive) and not liable to retire by rotation. Further, the Shareholders and RBI also approved an increase in remuneration payable to Mr. Chakraborty from ₹ 35,00,000 (Rupees Thirty Five Lakhs Only) per annum to ₹ 50,00,000 (Rupees Fifty Lakhs Only) per annum with effect from May 5, 2024.



Accordingly, Mr. Chakraborty was paid remuneration for the financial year 2024-25 as follows:

i.   From April 1, 2024 to May 4, 2024- ₹ 35,00,000 (Rupees Thirty Five Lakhs Only) per annum, on a proportionate basis.

ii. From May 5, 2024 to March 31, 2025- ₹ 50,00,000 (Rupees Fifty Lakhs Only) per annum, on a proportionate basis.

In addition to the above, Mr. Chakraborty was also paid sitting fees, reimbursement of expenses for attending the Board and Committee meetings and provision of car for official and personal use, during the financial year 2024-25.

There were no other pecuniary relationships or transactions of Non-Executive Directors vis-a-vis the Bank (except banking transactions in the ordinary course of business and on arm's length basis) during financial year 2024-25.

EVALUATION OF BOARD OF DIRECTORS

The Bank has put in place a mechanism for performance evaluation of the Board, Committees of the Board and the individual members of the Board (including the Chairman). The details of the same have been included in the Directors' Report.

PARTICULARS OF SENIOR MANAGEMENT

The details of Senior Management of the Bank as on March 31, 2025 is as follows:

Employee name	Designation
Mr. Ashish Parthasarthy	Group Head - Branch Banking, Infrastructure, Treasury and Virtual Channels
Mr. Arvind Vohra	Group Head - Retail Assets, RBG & SLI
Mr. Gourab Roy[1]	Group Head-Transactional Banking Operations
Mr. Jimmy M Tata	Group Head – Credit and Chief Credit Officer
Mr. N. Srinivasan[2]	Group Head-Retail Asset Operations
Mr. Nirav Vimal Shah	Group Head - Corporate Banking, Emerging Corporate Group and Healthcare Finance
Mr. Parag Rao	Group Head - Payments Business, Liability Products, Consumer Finance & Marketing
Mr. Rahul Shukla	Group Head - Commercial and Rural Banking
Mr. Ramesh Lakshminarayanan	Group Head – Tech & Digital and Chief Information Officer

Employee name	Designation
Mr. Rakesh Kumar Rajput[3]	Group Head- Compliance and Chief Compliance Officer
Mr. Rakesh Singh	Group Head - Financial Institutions, International Banking, Private Banking & BaaS
Mr. Sanmoy Chakrabarti	Group Head – Risk Management and Chief Risk Officer
Mr. Srinivasan Vaidyanathan	Chief Financial Officer
Mr. Suketu Kapadia[4]	Group Head- Internal Audit
Mr. Sudhir Kumar Jha	Group Head - Legal and Group General Counsel
Mr. Sumant Rampal	Group Head - Mortgage Business
Mr. Vinayak Ravindra Mavinkurve	Group Head - Realty Business Finance
Mr. Vinay Razdan[5]	Group Head – Human Resources and Chief Human Resources Officer
Mr. Ajay Agarwal[6]	Company Secretary and Group Head- Secretarial and Group Oversight

[1]Mr. Gourab Roy was elevated as Group Head- Transactional Banking Operations with effect from June 1, 2024.

[2]Mr. N. Srinivasan was elevated as Group Head- Retail Asset Operations with effect from June 1, 2024.

[3]Mr. Rakesh Kumar Rajput, Chief Compliance Officer in terms of RBI regulations was elevated as Group Head - Compliance with effect from June 1, 2024.

[4]Mr. Suketu Kapadia was appointed as Group Head - Internal Audit with effect from April 1, 2024.

[5]Mr. Vinay Razdan, Group Head – Human Resources and Chief Human Resources Officer resigned from the services of the Bank with effect from close of business hours on June 18, 2025.

[6]Mr. Ajay Agarwal was appointed as Company Secretary and Head-Group Oversight with effect from July 21, 2024. He was further elevated as Group Head-Secretarial and Group Oversight with effect from April 1, 2025.

Mr. Arvind Kapil, Group Head- Mortgage Business resigned from the services of the Bank with effect from April 26, 2024.

Mr. Santosh Haldankar, Company Secretary, resigned from the services of the Bank with effect from July 20, 2024.

Mr. Chakrapani Venkatachari, Group Head - Change Agent, superannuated from the services of the Bank with effect from January 31, 2025.

Mr. Sanjay John D'Souza, Group Head- Business Banking, Emerging & Micro Enterprises Group has been included as a part of the senior management with effect from April 8, 2025.

Mr. Prasun Singh has been elevated as Group Head- Ethics with effect from June 1, 2025.

GENERAL BODY MEETINGS

Following are the details of general body meetings for the previous three (3) financial years:

Sr. No.	Particulars of Meeting	Venue	Day, Date and Time	Number of Special Resolutions passed, if any*	Nature of Special Resolution(s)
1	28th Annual General Meeting	Held through Video-Conferencing	Saturday, July 16, 2022 at 2.30 P.M.	1 (one)	Issue Unsecured Perpetual Debt Instruments (part of Additional Tier I capital), Tier II Capital Bonds and Long-Term Bonds (financing of infrastructure and affordable housing) on a private placement basis.
2	Meeting Convened by National Company Law Tribunal	Held through Video-Conferencing	Friday, November 25, 2022 at 2.30 P.M.	1 (one)	Approval of the Composite Scheme of Amalgamation of: (i) HDFC Investments Limited and HDFC Holdings Limited, wholly-owned subsidiaries of Housing Development Finance Corporation Limited ("HDFC Limited"), with and into HDFC Limited and (ii) HDFC Limited with and into HDFC Bank Limited and their respective shareholders and Creditors.
3	29th Annual General Meeting	Held through Video-Conferencing	Friday, August 11, 2023 at 01.30 P.M.	1 (one)	Issue Unsecured Perpetual Debt Instruments (part of Additional Tier I capital), Tier II Capital Bonds and Long-Term Bonds (financing of infrastructure and affordable housing) on a private placement basis.
4	30th Annual General Meeting	Held through Video-Conferencing	Friday, August 09, 2024 at 02.30 P.M.	2 (two)	1. Issue Long-Term Bonds (financing of infrastructure and affordable housing), Perpetual Debt Instruments (part of additional Tier I capital) and Tier II capital bonds through private placement mode 2. Grant equity stock options under Employees Stock Option Master Scheme - 2024

All the resolutions as mentioned above were passed with the requisite majority.

POSTAL BALLOT

Pursuant to the provisions of Section 110 and all other applicable provisions, if any, of the Companies Act, 2013 read with Rule 22 of the Companies (Management and Administration) Rules, 2014, Regulation 44 of the SEBI Listing Regulations, Secretarial Standard on General Meetings ("**SS-2**") issued by the Institute of Company Secretaries of India, including any statutory modification(s), clarification(s), substitution(s) or re-enactment(s) thereof for the time being in force, guidelines/ circulars prescribed by the Ministry of Corporate Affairs (the "**MCA**"), Government of India, for holding general meetings/ conducting postal ballot process through electronic voting (remote e-voting) and any other applicable laws and regulations, the approval of the Members of the Bank for below mentioned resolutions were obtained through Postal Ballot Notices dated November 27, 2024 and February 20, 2025 via remote e-voting.

Particulars	Postal Ballot Notice Dated November 27, 2024	Postal Ballot Notice Dated February 20, 2025
Resolution(s)	Appointment of Mr. Santhosh Keshavan (DIN: 08466631) as an Independent Director of the Bank for a period of three (3) years with effect from November 18, 2024 to November 17, 2027 (both days inclusive)- Special Resolution	1) To approve Material Related Party Transactions with HDB Financial Services Limited- Ordinary Resolution 2) To approve Material Related Party Transactions with HDFC Securities Limited- Ordinary Resolution 3) To approve Material Related Party Transactions with HDFC Life Insurance Company Limited- Ordinary Resolution 4) To approve Material Related Party Transactions with HDFC ERGO General Insurance Company Limited- Ordinary Resolution 5) To approve Material Related Party Transactions with PayU Payments Private Limited- Ordinary Resolution 6) To approve Material Related Party Transactions with HCL Technologies Limited- Ordinary Resolution


Particulars	Postal Ballot Notice Dated November 27, 2024	Postal Ballot Notice Dated February 20, 2025
Remote e-voting	National Securities Depository Limited (the "NSDL")	
Scrutinizer	Ms. Manisha Maheshwari, Partner of M/s. Bhandari & Associates, Practicing Company Secretaries	
Cut-off Date for determining the members eligible to vote	Friday, December 6, 2024	Friday, February 14, 2025
Dispatch Date of notice	Tuesday, December 10, 2024	Monday, February 24, 2025
Remote e-voting period	Commenced on Friday, December 13, 2024 at 10:00 A.M. (IST) and ended on Saturday, January 11, 2025 at 5:00 P.M. (IST)	Commenced on Tuesday, February 25, 2025 at 10:00 A.M. (IST) and ended on Wednesday, March 26, 2025 at 5:00 P.M. (IST)

The procedure undertaken for aforesaid postal ballots was in accordance with the applicable laws and regulations.

A Scrutinizer report was submitted to the Authorized Officer, Mr. Ajay Agarwal, Company Secretary, Group Head-Secretarial and Group Oversight of the Bank with respect to the Postal Ballots conducted by the Bank. The results of the voting conducted through Postal Ballots were as under:

For resolution(s) as specified in the Postal Ballot Notice dated November 27, 2024:

There were total of 39,62,399 shareholders of the Bank as on the cut-off date i.e. Friday, December 6, 2024, out of which 12,237 Members holding 5,17,53,39,470 equity shares representing 67.70% of the share capital participated in the e-voting process. A snapshot of the voting results of the postal ballot is as follows:

Resolution	% of votes polled on outstanding shares	% of votes in favour on votes polled	% of votes against on votes polled
Resolution No. 1	67.697	99.652	0.348

Accordingly, the Resolution as set out in the Postal Ballot Notice dated November 27, 2024 was passed with requisite majority on January 11, 2025.

For resolution(s) as specified in the Postal Ballot Notice dated February 20, 2025:

There were 39,23,592 shareholders of the Bank as on the cut-off date i.e., Friday, February 14, 2025, out of which 12,322 Members holding 5,13,31,83,464 equity shares representing 67.10 % of the paid- up share capital participated in the e-voting process. A snapshot of the voting results of the postal ballot is as follows:

Resolutions	% of votes polled on outstanding shares	% of votes in favour on votes polled	% of votes against on votes polled
Resolution No. 1	66.834	99.965	0.035
Resolution No. 2	66.834	99.965	0.035
Resolution No. 3	66.833	99.965	0.035
Resolution No. 4	66.832	99.965	0.035
Resolution No. 5	66.834	99.964	0.036
Resolution No. 6	66.834	99.964	0.036

Accordingly, the Resolutions as set out in the Postal Ballot Notice dated February 20, 2025 were passed with requisite majority on March 26, 2025.

The Bank may consider passing resolutions including special resolutions through Postal Ballot as and when required.

DISCLOSURES

Material Subsidiary

HDFC Life Insurance Company Limited ("**HDFC Life**") is a material subsidiary of the Bank as per the SEBI Listing Regulations. HDFC Life was incorporated on August 14, 2000 in Mumbai. M/s. G M Kapadia & Co. and M/s BSR & Co LLP, Chartered Accountants are the Statutory Auditors of HDFC Life. M/s. G.M. Kapadia & Co. was appointed on July 14, 2016 (re-appointed on July 19, 2021) and M/s BSR & Co LLP, Chartered Accountants was appointed on July 15, 2024 as Statutory Auditors of HDFC Life.

Further, the Bank has formulated a policy for determining material subsidiary and the same is available on the Bank's website at *https://www.hdfcbank.com/personal/about-us/corporate-governance/codes-and-policies*

During the year, the Policy for determining material subsidiary was amended to align the same with the amendments made to the SEBI Listing Regulations.

Related Party Transactions

The Bank has a Board approved policy on Related Party Transactions. The policy intends to ensure that proper reporting, approval and disclosure processes are in place for all related party transactions. All the related party transactions entered into by the Bank have been in its ordinary course of business and at arm's length basis.

Loans and advances in the nature of loans to firms/companies in which Directors are interested, are disclosed along with other related party transactions, in the notes forming part of financial statements.

During the year, the Bank has not entered into any materially significant transactions with the related parties, which could lead to a potential conflict of interest between the Bank and these parties. Transactions with related parties were placed before the Audit Committee for approval.

The Shareholders of the Bank have approved all the material related party transactions to be entered into by the Bank as per SEBI Listing Regulations.

Details of related party transactions entered into during the year ended March 31, 2025 are given in Note No. 29 in Schedule 18, forming part of 'Notes to Accounts' to standalone financial statements in accordance with Accounting Standard (AS) – 18.

During the year, the Bank has amended its policy on related party transactions which was approved by the Board on January 22, 2025 to align the same with various amendments in the applicable laws and regulations, and the same is available on the Bank's web-site at *https://www.hdfcbank. com/personal/about-us/corporate-governance/codes-and-policies.*

ACCOUNTING TREATMENT

The financial statements have been prepared and presented under the historical cost convention and accrual basis of accounting, unless otherwise stated and are in accordance with Generally Accepted Accounting Principles in India ('Indian GAAP'), statutory requirements prescribed under the Third Schedule of the Banking Regulation Act, 1949, directions, circulars, notifications and guidelines issued by the RBI from time to time (RBI guidelines), Accounting Standards ('AS') specified under Section 133 of the Companies Act, 2013 read together with the Companies (Accounts) Rules, 2014 and the Companies (Accounting Standards) Rules, 2021, in so far as they apply to banks.

Whistle Blower Policy / Vigil Mechanism

The details of establishment of whistle blower policy / vigil mechanism are included in the Directors' Report. No one has been denied access to the Audit Committee to express concerns or report grievances under the Whistle Blower Policy and / or vigil mechanism.

Familiarization of Directors

The Bank conducts familiarisation programmes for its Directors from time to time. The familiarisation programme ensures that the directors are updated on the business and regulatory environment and the overall operations of the Bank. This enables the Directors to make better informed decisions in the interest of the Bank and its stakeholders.

During the year, at the Board / Committee meetings, presentations and deep dive sessions were made covering important areas such as annual plans and strategies, artificial intelligence, global economic crisis, climate risks impact of inflation, risk management, priority sector lending, liquidity, stress testing, movement in Foreign Exchange (FX) etc.

The Directors are encouraged to participate in external training, learning and development programmes, and during financial year 2024-25, the Directors have attended programmes on cyber security, Know Your Customer (KYC) and Anti Money Laundering (AML) etc. organized by various organizations such as Data Security Council of India, Centre for Advanced Financial Research and Learning by RBI etc.

A monthly compendium containing updates about the Bank and its subsidiary companies, synopsis of relevant regulatory changes, gist of circulars issued by various regulators and case laws is circulated to all the Directors for their ready reference.

Orientation programmes are being conducted for the new Directors in order to familiarise them with the Bank, its subsidiary companies, the management, key areas of business and regulations.

The details of familiarization programmes imparted to Directors are available on the website of the Bank at *https://www. hdfcbank.com/personal/about-us/corporate-governance/ familiarization-of-independent-directors*

Strictures and Penalties for last three financial years:

During the last three financial years, the RBI and other regulatory / statutory authorities have imposed the following penalties / strictures / prohibitions / restrictions on the Bank:


FY 2024-25

During the year ended March 31, 2025, RBI vide its letter dated September 10, 2024 levied a penalty of ₹1,00,00,000 (Rupees One crore only) on the Bank for soliciting gifts to the depositors at the time of accepting deposits; for opening certain savings accounts in the names of ineligible entities and for failure to ensure that customers are not contacted after 7 p.m. and before 7 a.m.; in contravention to the Reserve Bank Directions on 'Interest Rate on Deposits' and 'Recovery Agents engaged by Banks'. The penalty was paid by the Bank on September 17, 2024. The Bank has already taken corrective measures, as necessary, to align the operations / procedures in line with the applicable regulations.

RBI vide its letter dated March 26, 2025, levied a penalty of ₹ 75,00,000 (Rupees Seventy Five Lakh only) on the Bank for not categorising certain customers into low, medium and high risk category based on its assessment and risk perception and for allotting multiple customer identification code to certain customers instead of a Unique Customer Identification Code (UCIC) for each customer, which were in contravention to Reserve Bank directions on 'Know Your Customer (KYC)'. The penalty was paid by the Bank on March 28, 2025. The Bank has already taken corrective measures, as necessary, to align the operations / procedures in line with the applicable regulations.

Administrative warning letter dated August 30, 2024 was issued by SEBI pursuant to thematic inspection of depository operations undertaken in July 2024. Warning letter was issued for discrepancies observed with respect to (i) State not mentioned in KRA form in one instance (ii) name mismatch observed in KRA system in one instance (iii) documents uploaded in KRA system were not clear in four instances (iv) address proof not submitted to KRA in one instance. ATR was submitted to SEBI vide letter dated September 26, 2024. No further communication in the matter is received.

Central Depository Services (India) Limited, vide its letter dated October 30, 2024 intimated about levy of penalty of ₹ 5000 (Rupees Five Thousand Only) due to non-submission of complete compliance report within stipulated time from the first intimation of non-compliance letter. Necessary clarification along with request for waiver of penalty was submitted to CDSL vide letter dated November 4, 2024. CDSL, vide email dated March 28, 2025 informed that Bank's request for the waiver of penalty was considered favorably by the committee. Accordingly, no penalty was concluded. The matter stands closed.

Administrative warning was issued by SEBI vide letter dated March 18, 2025 pursuant to inspection of DDP activities. Administrative warning was issued for (i) not periodically incorporating changes in the checklist/manual in response to regulatory changes notified by SEBI to assess the FPI eligibility before granting the FPI registration (ii) failure to determine that there is a delay in intimation of change of Investment manager of FPI as the effective date of change was not obtained and failure to report the said case to SEBI for further action (iii) granting an exemption to FPI without independently validating the accuracy of documents/disclosures and without conducting necessary due diligence (iv) informing the details of invalid FPI to NSDL with a delay of more than 4 months.

Administrative warning was issued by SEBI vide its letter dated December 9, 2024, for alleged violation of (i) (a) Clause 8(I) of Part A of Schedule VI read with Regulation 24(2)(b) of the SEBI (Issue of Capital and Disclosure Requirements) Regulations, 2018 ("ICDR") (b) Regulation 24(3) of the ICDR (c) Clause 4 of Schedule III Code of Conduct read with Regulation 13 of SEBI (Merchant Banking) Regulations, 1992 (ii) Violation of Regulation 9A(1)(f) of the SEBI (Merchant Bankers) Regulations, 1992 read with Clause 1 of Chapter I of the SEBI Master Circular SEBI/HO/CFD/PoD-1/P/CIR/2023/157 dated September 26, 2023 (iii) Violation of Regulation 9(1) read with Schedules B and C of the SEBI (Prohibition of Insider Trading) Regulations, 2015. Action taken report was placed before Board and update was submitted to SEBI on December 26, 2024.

Administrative warning was issued by SEBI vide its letter dated December 10, 2024 with reference to alleged violation of para 7 of Part A of Annexure I to SEBI circular no. SEBI/HO/CFD/CFD1-PoD/P/Cir/2023/123 dated July 13, 2023 read with clause 7 of Para A of Part A of Schedule III and Regulation 30(2) of SEBI Listing Regulations and alleged violation of second proviso to Regulation 30 (6) of SEBI Listing Regulations.

NCL issued warning vide letter dated February 14, 2025 pursuant to inspection conducted in Futures & Options segment for the period October 01, 2022 to September 30, 2024. Warning letter stated that (i) the Bank has accepted that inadvertently it has missed uploading the G-sec de-allocation file which resulted in excess allocation (ii) excess allocation funds were not utilized by the client and after subtracting this allocation, the allocated collateral of the said client was sufficient against the margin requirement of the client. Sufficient collaterals were always available with the member and there was no margin shortfall. The Bank has already taken corrective action by updating its process.

FY 2023-24

RBI vide its letter dated November 30, 2023 levied a penalty of ₹ 10,000 (Rupees Ten Thousand only) on the Bank under Section 11(3) of FEMA, 1999 for violation of Regulation 3 of FEMA 5(R) – FEMA Deposit Regulation 2016. The Bank was required to open a Special Non-Resident Rupee Account (SNRR) whereas it continued with Resident Current Account of a non-resident bank, even after it ceased its operation in India in June 2016. Considering the facts of the case, steps were taken by the bank in ensuring that no interest was paid on the balances in the account, clear explanation was provided by the Bank in the personal hearing with RBI and certification from statutory auditors that transactions in the account post June 2016 were related to winding up activities of the bank. The penalty was paid by the Bank.

SEBI had a issued Show Cause Notice in the matter of a Foreign Portfolio Investor not meeting eligibility criteria under SEBI (Foreign Portfolio Investors) Regulations. The Bank had submitted Settlement Application which was accepted by SEBI and settlement amount of ₹ 9,18,750 (Rupees Nine Lakhs Eighteen Thousand Seven Hundred and Fifty only) was paid by the Bank. SEBI issued settlement order dated February 29, 2024. In terms of the Settlement Order, the proceedings initiated in terms of the SCN against the Bank have been disposed of without admitting or denying the findings of fact and conclusions of law contained in the SCN.

NSE vide email dated November 15, 2023 levied penalty of ₹ 7,500 (Rupees Seven Thousand Five Hundred only) for delay in submission of Action Taken report (ATR) for non-compliance observed in Cyber Security audit report for FY 2022-23. The Bank submitted its detailed response to the NSE wherein *inter-alia*, it was requested that as ATR was immediately submitted to NSE upon receipt of clarification from NSE regarding submission of ATR, the penalty imposed may be waived. NSE has apprised that the Bank's response and request for waiver of penalty shall be placed before its committee for approval. NSE vide its mail dated July 22, 2024 informed that the waiver request has been approved. The matter stands closed.

NSE vide letter dated November 17, 2023 levied penalty of ₹ 5,000 (Rupees Five Thousand only) for operation of trading terminals without having valid certification. The Bank has submitted its detailed response to NSE wherein *inter-alia*, it had stated that the Bank's membership does not have any trading rights. The ID was created for usage of member portal for downloading of daily reports for clearing and settlement related activities and submission of compliance related matters to the Clearing Corporation. Further, the Bank had submitted its request for disablement of ID and subsequently disablement request was processed by NSE. A request for waiver of imposed penalty was also submitted to NSE. The NSE has apprised that the Bank's response shall be placed before relevant authority for further action. NSE vide its email dated May 27, 2024 informed, that the Bank's request for the penalty waiver was considered favorably and credit note will be issued to the Bank shortly. The matter stands closed.

During FY 2023-24, pursuant to various tax demands, penalties aggregating to the tune of ₹ 1.17 crores imposed on the Bank have been disclosed to the Stock Exchanges as required under the SEBI Listing Regulations. The Bank is taking appropriate legal remedies including, but not limited to, pursuing appeals, as per law.

FY 2022-23

No penalties and strictures were imposed by any regulatory authority during the FY2022-23 on the Bank.

Details of utilization of funds

During the year under review, the Bank has not raised any funds through Preferential Allotment or Qualified Institutions Placement and through issuance of non-convertible securities.

Disclosure of certain types of agreements binding listed entities

The Bank has not entered into any agreements as required to be disclosed under clause 5A of paragraph A of Part A of Schedule III of SEBI Listing Regulations.

Disclosures for complaints/requests received from shareholders

The Bank is committed to providing effective and prompt service to its shareholders. The shareholders can also escalate their grievance in case of non-redressal of the same in the manner as made available on the Bank's website.

The details of investor complaints received and redressed by the Bank during the last three financial years are as under:

Financial Year	Number of complaints received during the Financial Year	Number of complaints pending as at the end of the Financial Year
2022-23	123	0
2023-24	183	5*
2024-25	155	3*

All complaints were duly attended and closed to the satisfaction of the shareholders as on the date of the Reports of the respective financial years

The Bank has established an accessible and responsive means for its investors to raise concerns through *shareholder.grievances@hdfcbank.com*, which is monitored by the company secretary.

Besides, 3,537 letters & requests were received from the shareholders relating to change of address, updation of bank details, correction of name / bank details on the warrants, transmission of shares, death claim letters, documents for deletion of name, letters related to issues on demat, electronic clearing service, email for address updation, exchange of certificate(s), letter on exchange of certificates, indemnity bond for duplicate certificate, indemnity bond for duplicate warrants, KYC updation, loss of share certificate /non receipt of certificate, permanent account / GIR number of income tax, reminders on any subject, stop mark, transmission documents and various other investor related matters. These letters have also been responded to within the prescribed timelines.

Disclosures for complaints received by the Bank in relation to the Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013

The Bank has a policy on prevention, prohibition and redressal of sexual harassment of women at the workplace. In consonance with the statutory provisions of the Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013, the Bank has constituted an Internal Committee to deal with the cases of sexual harassment of women at the workplace and the same is placed on the Bank's website.

The Bank regularly communicates about the mechanism of raising complaints to all employees. The Bank also reinforces the awareness of the Act and the understanding of the same through its mandatory e- learning module that is available in both English and Hindi.

Details of the number of complaints received, disposed and pending during the last three financial years pertaining to the sexual harassment of women at workplace are as under:

Financial Year	Number of complaints received	Number of complaints disposed	Number of cases pending as on the end of the Financial Year
2022-23	68	61	7
2023-24	77	65	12
2024-25	75	65	10*

*The Ten (10) pending cases were disposed by the Internal Committee as on the date of this Report.

Further, two (2) complaints were pending for more than 90 days during the financial year 2024-25.

Our Policies and Frameworks

Within the Bank's broader governance architecture, structured policies serve as the operating framework that translates intent into action—guiding the conduct of its operations and decision-making processes.

Code of Conduct & Ethics Manual

Our standards of integrity are articulated through the Code of Ethics and Conduct, which applies across all levels of the organisation. These principles are reinforced by our Whistle-blower Policy and My Concern portal, providing a platform for staff to report their concerns.

The Bank's Code of Conduct and Ethics manual directs employees, including senior management, in upholding the values and conducting business with ethical standards. At the core of this commitment is adherence to the Code of Conduct, which explicitly prohibits any involvement in child/forced labour within our operations. It also addresses issues related to verbal abuse, sexual abuse or harassment of employees. For breaches related to Conflict of Interest, kindly refer to Principle 1 of BRSR report.

Whistleblower Policy / Vigil Mechanism

Our Whistleblower Policy establishes a comprehensive framework for receiving and resolving complaints or grievances from stakeholders. These complaints encompass various concerns, including instances of corruption, improper business practices.

During the FY 2024-25, we addressed a total of 97 (Ninety-Seven) whistleblower complaints from a diverse array of stakeholders, such as shareholders, employees, customers, and value chain partners.

For further details, please refer the Directors' Report.

Anti-corruption, Anti-bribery, and Anti-money Laundering (AML)

To demonstrate our commitment to combating corruption, bribery, and money laundering, we have implemented targeted initiatives across critical domains such as the Prevention of Corruption Act, Code of Conduct & Ethics Policy, Trade-based Money Laundering, and Know Your Customer (KYC) and Anti-Money Laundering (AML) regulations. These initiatives include comprehensive training for our employees on anti-corruption, anti-bribery, and anti-money laundering practices.

Policy on Related Party Transactions

This Policy, framed under SEBI Listing Regulations and the Companies Act, governs the identification, review, and approval of Related Party Transactions (RPTs) at the Bank. It ensures RPTs are conducted transparently, at arm's length, and in the Bank's best interest. All RPTs and significant modifications require prior approval from the Audit Committee, and where material, from the Board and shareholders. The Policy provides for defined thresholds, permitted exclusions, and approvals of Related Party Transactions. It also mandates quarterly review, public disclosure, and periodic reporting to stock exchanges.

During the year, the Bank has amended its policy on related party transactions which was approved by the Board on January 22, 2025 to align the same with various amendments in the applicable laws and regulations.

Policy for Determining Material Subsidiary

This Policy, formulated in line with SEBI Listing Regulations, sets out the criteria and governance framework for determining material subsidiaries of the Bank. A subsidiary is classified as material if its turnover or net worth exceeds 10% of the Bank's consolidated turnover or net worth, based on audited financials. All KMPs are severally authorised to assess materiality and undertake necessary actions in line with applicable regulations. Once a subsidiary is identified as material, the Bank ensures compliance with SEBI-mandated requirements, with oversight from the Company Secretary.

During the FY 2024-25, the Policy for determining material subsidiary was amended to align the same with the amendments made to the SEBI Listing Regulations.

Human Rights

The Bank places strong emphasis on respecting and protecting human rights. The Human Rights Statement adopted by the Bank is guided by the Universal Declaration of Human Rights and reflects our commitment to conducting business ensuring that all the stakeholders are treated with utmost respect and dignity.

The human rights principles are embedded in the Bank's Model Code of Conduct, which applies to all employees and stakeholders, it engages with.

The Bank strives to strengthen internal processes and awareness to prevent and address human rights violation across its value chain.

During FY 2024-25, 4,00,082 hours of training on human rights awareness was imparted to Bank's employees.

Among other critical policies that shape the Bank's organisational ethos, the Diversity, Equity and Inclusion (DEI) Policy further advances a culture of representation, openness, and belonging within the workplace (for more details refer Social-People section).

In addition, the Bank adheres to a formally adopted Tax Policy, which outlines a transparent and responsible approach to tax strategy and compliance.

A complete list of our publicly disclosed policies is available at: https://www.hdfcbank.com/personal/about-us/corporate-governance/codes-and-policies.

COMPLIANCE WITH MANDATORY REQUIREMENTS

The Bank has complied with the applicable mandatory requirements of the Code of Corporate Governance as prescribed under the SEBI Listing Regulations.

M/s. BNP & Associates, company secretaries, have certified that the Bank has complied with the mandatory requirements as stipulated under the SEBI Listing Regulations. and the said certificate forms a part of this Report.

Mr. Ajay Agarwal, Company Secretary, Group Head-Secretarial and Group Oversight is the compliance officer of the Bank in accordance with the SEBI Listing Regulations.

COMPLIANCE WITH NON-MANDATORY REQUIREMENTS

The Bank has complied with the applicable non-mandatory requirements of the Code of Corporate Governance as prescribed under the SEBI Listing Regulations and as given below:

a) **The Board**

The Bank maintains an office for its Part-time Chairman, expense whereof is borne by the Bank.

b) **Shareholder's Rights**

The Bank publishes its results on its website at www.hdfcbank.com which is accessible to the public at large. The same are also available on the websites of the Stock Exchanges on which the Bank's shares are listed.

The financial performance including summary of the significant events is being sent separately to such shareholders who have registered their e-email address with Datamatics Business Solutions Limited (Registrar and Share Transfer Agent of the Bank) or their respective Depository Participant, on a quarterly basis. The Bank's results for each quarter are published in an English newspaper having a nation-wide circulation and in a Marathi newspaper having circulation in Maharashtra.

The Shareholder's rights are more particularly mentioned in the Shareholders' Information Section annexed to this Report.

c) Audit Qualifications

During the period under review, there is no audit qualification in the Bank's financial statements. The Bank continues to adopt best practices to ensure regime of unmodified audit opinion.

d) Separate posts of Chairperson and Managing Director/ Chief Executive Officer

Mr. Atanu Chakraborty is the Part-time Chairman and Independent Director of the Bank and Mr. Sashidhar Jagdishan is the Managing Director & Chief Executive Officer of the Bank.

e) Reporting of Internal Auditor

The Internal Auditor of the Bank reports to the Audit Committee of the Bank.

f) Independent Directors

The Independent Directors of the Bank held nine meetings during the financial year 2024-25.

CODE FOR PREVENTION OF INSIDER TRADING

The Bank has adopted a Share Dealing Code (Code) for the prevention of insider trading in the securities of the Bank as well as in other listed and proposed to be listed companies. The Code is divided into 3 parts viz. Part A, Part B and Part C. Part A of the Code deals with trading in HDFC Bank securities, Part B deals with transactions in other listed and proposed to be listed companies and Part C deals with trading in the units of mutual funds.

The share dealing code, *inter alia*, prohibits dealing in securities of the Bank as well as in other listed and proposed to be listed companies by insiders while in possession of Unpublished Price Sensitive Information (UPSI). The persons designated under Part A of the Code are prohibited from trading in the securities of the Bank during the Restricted Trading Period (Ban Period) notified by the Bank, from time to time and whilst in possession of any UPSI relating to the Bank. The Ban Period of the Bank starts 7 calendar days prior to the end of a financial quarter or year and ends on expiry of two calendar days from the date of publication of the results of the Bank.

Further, the Bank also maintains a restricted list of securities of certain listed entities for those employees who are in possession of or have access to UPSI in relation to those entities and such employees are prohibited from trading in listed securities of those entities.

During the year under review, the Share Dealing Code of the Bank was amended to align the same with various amendments in the applicable laws and regulations.

CODE OF ETHICS / CONDUCT FOR DIRECTORS AND SENIOR MANAGEMENT

The Bank has framed and adopted a Code of Ethics/ Conduct for Directors and Senior Management which is approved by the Board. The Code is applicable to all Directors and Senior Management Personnel of the Bank.

On April 19, 2025, the Code was amended so as to align it with the changes in the applicable laws and the Bank's practices.

This Code is available on the Bank's website at *https://www. hdfcbank.com/personal/about-us/corporate-governance/ codes-and-policies*. All the Directors and Senior Management Personnel have affirmed compliance with the said Code.

FEES FOR STATUTORY AUDITORS

For the details of total fees for all services paid by the Bank and its subsidiaries, on a consolidated basis, to the Joint Statutory Auditors and all entities in the network firm / network entity of which the Joint Statutory Auditors is a part, kindly refer to the Directors' Report.

MEANS OF COMMUNICATION

The Board acknowledges its responsibility towards its shareholders and therefore encourages open and active dialogue with all its shareholders – be it individuals, domestic institutional investors or foreign investors. The Bank believes that the Annual General Meeting is a principal forum which provides shareholders an opportunity to interact with the Board, auditors and senior management of the Bank.

During the year, in accordance with the circulars issued by the Ministry of Corporate Affairs, the shareholder meeting was held through a two-way video conference, which enabled shareholders of the Bank to participate at the meeting, irrespective of their location and interact with the Board.

The quarterly and half-yearly un-audited / audited financial results are normally published in the newspapers, viz., the Business Standard in English and Navshakti in Marathi (regional language). The results are also displayed on the Bank's website at *www.hdfcbank.com* and the same is also sent via email on a quarterly basis to those shareholders who have registered their email address with Datamatics Business Solutions Limited (Registrar and Share Transfer Agent of the Bank) or their respective Depository Participant.

The Bank communicates with its institutional shareholders through meetings with analysts and discussions between fund managers and management. The Bank also participates at investor conferences and non-deal roadshows, from time to time. All interactions with institutional shareholders, fund managers and analysts are based on generally available information that is accessible to the public on a non-discriminatory basis. The presentations made to analysts and fund managers are placed on the Bank's website. The transcripts of such meetings as well as the audio recordings are also uploaded on the website.

The shareholders can visit the Bank's website for financial information, shareholding information, dividend policy, Memorandum and Articles of Association of the Bank, etc. The website also redirects to *www.sec.gov* where the investors can view statutory filings of the Bank with the Securities and Exchange Commission, USA. The information relating to the Bank's financial results and shareholding pattern are also displayed on the websites of the Stock Exchanges on which the Bank's shares are listed. Other information such as official news/press releases, stock exchange disclosures, etc. are regularly displayed on the Bank's website.

A section on 'Shareholders' Information' is provided elsewhere in the Integrated Annual Report.

On behalf of the Board of Directors

Atanu Chakraborty
Part-time Chairman and Independent Director

June 20, 2025

DECLARATION

I confirm that for the year under review, all Directors and Members of Senior Management have affirmed their adherence to the provisions of the Code of Conduct of Directors and Senior Management Personnel.

Sashidhar Jagdishan
Managing Director and Chief Executive Officer

June 20, 2025



INDEPENDENT AUDITOR'S REPORT

To the Members of HDFC Bank Limited

Report on Audit of the Standalone Financial Statements

Opinion

1. We have jointly audited the accompanying Standalone Financial Statements of HDFC Bank Limited ("the Bank"), which comprise the Standalone Balance Sheet as at March 31, 2025, and the Standalone Profit and Loss Account and the Standalone Cash Flow Statement for the year then ended, and notes to the Standalone Financial Statements including a summary of significant accounting policies and other explanatory information (together known as the "Standalone Financial Statements").

2. In our opinion and to the best of our information and according to the explanations given to us, the aforesaid Standalone Financial Statements give the information required by the Banking Regulation Act, 1949 as well as the Companies Act, 2013 ("the Act") in the manner so required for banking companies and are in conformity with accounting principles generally accepted in India and give a true and fair view of the state of affairs of the Bank as at March 31, 2025, and its profit and its cash flows for the year ended on that date.

Basis for Opinion

3. We conducted our audit in accordance with the Standards on Auditing (SAs) specified under Section 143(10) of the Act and other applicable authoritative pronouncements issued by the Institute of Chartered Accountants of India ("ICAI"). Our responsibilities under those Standards are further described in the "Auditor's responsibilities for the audit of Standalone Financial Statements" section of our report. We are independent of the Bank in accordance with the Code of Ethics issued by the ICAI together with the ethical requirements that are relevant to our audit of the Standalone Financial Statements under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the Code of Ethics. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

4. Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the Standalone Financial Statements for the year ended March 31, 2025. These matters were addressed in the context of our audit of the Standalone Financial Statements as a whole and in forming our opinion thereon, and we do not provide a separate opinion on these matters. We have determined the matters described below to be the key audit matters to be communicated in our report.



Identification and Provisioning of Non-performing Advances (NPA):
Total NPA as at March 31, 2025: ₹ 35,194.95 crores
Provision for NPA as at March 31, 2025: ₹ 23,874.52 crores
(Refer Schedule 17 (C)(3), Schedule 18 note 10)

Key Audit Matter	How our audit addressed the key audit matter
The Bank is required to comply with the Master Circular dated April 02, 2024 issued by the Reserve Bank of India ("RBI") on "Prudential Norms on Income Recognition, Asset Classification and Provisioning pertaining to Advances" (the "IRAC norms") and amendments thereto, which prescribe the guidelines for identification and classification of Non-performing Advances and the minimum provision required for such assets. The Bank is also required to apply its judgement to determine the identification and provision required against Non-performing Advances considering various quantitative as well as qualitative factors. The identification of Non-performing Advances is also affected by factors like stress and liquidity concerns in certain sectors. The provision for identified Non-performing Advances is estimated based on ageing and classification of Non-performing Advances, nature of product, value of security etc., and is also subject to the minimum provisioning norms specified by RBI. Since the identification of Non-performing Advances and provisioning for Non-performing Advances requires considerable level of management estimation, application of various regulatory requirements and in view of its significance to the overall audit, we have identified this as a key audit matter.	Our audit procedures included the following: ➢ Understood the process and controls, and tested the design and operating effectiveness of key controls, including Information Technology based controls, and focused on the following: • Monitoring of credit quality which amongst other things includes the monitoring of overdue loan accounts and drawing power, pending security creation; • Identification and classification of Non-performing Advances in accordance with IRAC norms and consideration of qualitative factors; and • Testing of application controls including testing of automated controls, reports and system reconciliations. ➢ Evaluated the governance process and controls over calculations of provision for Non-performing Advances and tested that the basis of provisioning is in accordance with the Board of Directors approved policy and IRAC norms. ➢ On a sample basis, recomputed the Days Past Due, verified the date of Non-performing Advances and verified the classification of Non-performing Advances. ➢ On a test check basis, verified the classification of accounts reported by the Bank as Special Mention Accounts ('SMA') in RBI's Central Repository of Information on Large Credits ('CRILC'). ➢ With respect to provisions recognised towards Non-performing Advances, calculated provision on a sample basis taking into consideration the value of security, where applicable, the IRAC norms and the policy of the Bank, and compared our outcome to that prepared by the management and evaluated relevant assumptions and judgements and other qualitative factors considered by the management.



Information Technology ("IT") Systems and Controls impacting Financial Reporting	
Key Audit Matter	**How our audit addressed the key audit matter**
The IT environment of the Bank is complex and involves a large number of independent and interdependent IT systems used in the operations of the Bank for processing and recording a large volume of transactions. As a result, there is a high degree of reliance and dependency on such IT systems for the financial reporting process of the Bank. Appropriate IT general controls and IT application controls are required to ensure that such IT systems are able to process the data as required, completely, accurately, and consistently for reliable financial reporting. We have identified certain key IT systems ("in-scope" IT systems) which have an impact on the financial reporting process and the related controls testing as a key audit matter because of the high level of automation, significant number of systems being used by the Bank for processing financial transactions, the complexity of the IT architecture and its impact on the financial records and financial reporting process of the Bank.	Our procedures with respect to this matter included the following: ➢ In assessing the controls over the IT systems of the Bank, we involved our technology specialists to obtain an understanding of the IT environment, IT infrastructure and IT systems. We evaluated and tested relevant IT general controls over the "in-scope" IT systems and IT dependencies identified as relevant for our audit of the Standalone Financial Statements and financial reporting process of the Bank. On such "in-scope" IT systems, we tested key IT general controls with respect to the following domains: • Program change management, which includes that program changes are moved to the production environment as per defined procedures and relevant segregation of environment is ensured. • User access management, which includes user access provisioning, de-provisioning, access review, password management, sensitive access rights and segregation of duties to ensure that privilege access to applications, operating systems and databases in the production environment were granted only to authorized personnel. • Program development, which includes controls over IT application development or implementation and related infrastructure, which are relied upon for financial reporting. • IT operations, which includes job scheduling, monitoring and backup and recovery. ➢ We also evaluated the design and tested the operating effectiveness of relevant key IT dependencies within the key business process, which included testing automated controls, automated calculations / accounting procedures, interfaces, segregation of duties and system generated reports, as applicable. ➢ We communicated with those charged with governance and management and tested a combination of compensating controls or remediated controls and / or performed alternative audit procedures, where necessary.

Other Information

5. The Bank's Board of Directors is responsible for the other information. The other information comprises the information included in the Annual report, but does not include the Standalone Financial Statements and our auditor's report thereon. The Annual report is expected to be made available to us after the date of this auditor's report.

    Our opinion on the Standalone Financial Statements does not cover the other information and we will not express any form of assurance conclusion thereon.

    In connection with our audit of the Standalone Financial Statements, our responsibility is to read the other information identified above when it becomes available and, in doing so, consider whether the other information is materially inconsistent with the Standalone Financial Statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

    When we read the Annual report, if we conclude that there is a material misstatement therein, we are required to communicate the matter to those charged with governance and take appropriate action as applicable under the relevant laws and regulations.

Responsibilities of the Management and Those Charged with Governance for the Standalone Financial Statements

6. The Bank's Board of Directors is responsible for the matters stated in Section 134(5) of the Act with respect to the preparation of these Standalone Financial Statements that give a true and fair view of the financial position, financial performance and cash flows of the Bank in accordance with the accounting principles generally accepted in India, including the Accounting Standards specified under Section 133 of the Act, and the provisions of Section 29 of the Banking Regulations Act, 1949 and circulars, guidelines and directions issued by the RBI from time to time. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding of the assets of the Bank and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the Standalone Financial Statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

7. In preparing the Standalone Financial Statements, Board of Directors is responsible for assessing the Bank's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless Board of Directors either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so.

8. The Board of Directors is also responsible for overseeing the Bank's financial reporting process.

Auditor's responsibilities for the audit of the Standalone Financial Statements

9. Our objectives are to obtain reasonable assurance about whether the Standalone Financial Statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Standalone Financial Statements.

10. As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the Standalone Financial Statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under Section 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the Bank has adequate internal financial controls with reference to Standalone Financial Statements in place and the operating effectiveness of such controls.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the Standalone Financial Statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Bank to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the Standalone Financial Statements, including the disclosures, and whether the Standalone Financial Statements represent the underlying transactions and events in a manner that achieves fair presentation.

11. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

12. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

13. From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the Standalone Financial Statements of the current year and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Other Matters

14. The Standalone Financial Statements of the Bank for the year ended March 31, 2024, were jointly audited by M M Nissim & Co LLP and Price Waterhouse LLP under the Act and the Banking Regulation Act, 1949, who, vide their report dated April 20, 2024, expressed an unmodified opinion on those Standalone Financial Statements. Accordingly, Batliboi & Purohit do not express any opinion on the figures reported in the Standalone Financial Statements for the year ended March 31, 2024.

Our opinion is not modified in respect of this matter.

| Report on other legal and regulatory requirements

15. In our opinion, the Standalone Balance Sheet and the Standalone Profit and Loss Account have been drawn up in accordance with the provisions of Section 29 of the Banking Regulation Act, 1949 and Section 133 of the Act.

16. As required by sub-section (3) of Section 30 of the Banking Regulation Act, 1949, we report that:

    (a) We have obtained all the information and explanations which, to the best of our knowledge and belief, were necessary for the purpose of our audit and have found them to be satisfactory;

    (b) The transactions of the Bank, which have come to our notice, have been within the powers of the Bank, other than those relating to leasing of immovable properties acquired on amalgamation of the erstwhile HDFC Limited with the Bank, as disclosed in Schedule 18 note 1 to the Standalone Financial Statements; and

    (c) During the course of our audit, we have visited 73 branches to examine the books of account and other records maintained at the branch and performed other relevant audit procedures. Since the key operations of the Bank are automated with the key applications integrated to the core banking system, the audit is carried out centrally at Bank's Head office located in Mumbai, as all the necessary records and data required for the purposes of our audit are available there.

17. Further, as required by Section 143(3) of the Act, we report that:

    (a) We have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit.

    (b) In our opinion, proper books of account as required by law have been kept by the Bank so far as it appears from our examination of those books, except for the matters stated in paragraph 17(h)(vi) below on reporting under Rule 11(g) of the Companies (Audit and Auditors) Rules, 2014 (as amended).

    (c) The Standalone Balance Sheet, the Standalone Profit and Loss Account and the Standalone Cash Flow Statement dealt with by this report are in agreement with the books of account.

    (d) In our opinion, the aforesaid Standalone Financial Statements comply with the Accounting Standards specified under Section 133 of the Act, to the extent they are not inconsistent with the accounting policies prescribed by RBI.

    (e) On the basis of the written representations received from the directors as at March 31, 2025 taken on record by the Board of Directors, none of the directors is disqualified as at March 31, 2025 from being appointed as a director in terms of Section 164(2) of the Act.

    (f) With respect to the maintenance of accounts and other matters connected therewith, reference is made to our comment in paragraph 17(b) above on reporting under Section 143(3)(b) and paragraph 17(h)(vi) below on reporting under Rule 11(g) of the Companies (Audit and Auditors) Rules, 2014 (as amended).

    (g) With respect to the adequacy of the internal financial controls with reference to Standalone Financial Statements of the Bank and the operating effectiveness of such controls, refer to our separate report in "Annexure A".

    (h) With respect to the other matters to be included in the Auditor's Report in accordance with Rule 11 of the Companies (Audit and Auditors) Rules, 2014 (as amended), in our opinion and to the best of our information and according to the explanations given to us:

i. The Bank has disclosed the impact of pending litigations on its financial position in its financial statements – Refer Schedule 12(I) and (II), Schedule 17(C)(18) and Schedule 18 note 19.5 and 32(b) to the Standalone Financial Statements.

ii. The Bank has made provision, as required under the applicable law or accounting standards, for material foreseeable losses on long-term contracts including derivative contracts – Schedule 17(C)(9) and 17(C)(18), Schedule 18 Note 19.5 and 32(b) to the Standalone Financial Statements;

iii. There has been no delay in transferring amounts, required to be transferred, to the Investor Education and Protection Fund by the Bank, during the year ended March 31, 2025.

iv. (a) The management has represented that, to the best of its knowledge and belief, other than as disclosed in the Schedule 18 note 36, no funds have been advanced or loaned or invested (either from borrowed funds or share premium or any other sources or kind of funds) by the Bank to or in any other person(s) or entity(ies), including foreign entities ("Intermediaries"), with the understanding, whether recorded in writing or otherwise, that the Intermediary shall, whether, directly or indirectly, lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Bank ("Ultimate Beneficiaries") or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries;

   (b) The management has represented that, to the best of its knowledge and belief, other than as disclosed in the Schedule 18 note 36, no funds have been received by the Bank from any person(s) or entity(ies), including foreign entities ("Funding Parties"), with the understanding, whether recorded in writing or otherwise, that the Bank shall, whether, directly or indirectly, lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Funding Party ("Ultimate Beneficiaries") or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries; and

   (c) Based on such audit procedures that we considered reasonable and appropriate in the circumstances, nothing has come to our notice that has caused us to believe that the representations under sub-clause (a) and (b) contain any material misstatement.

v. The dividend declared and paid during the year by the Bank is in compliance with Section 123 of the Act.

vi. Based on our examination, which included test checks, the Bank has used various accounting software for maintaining its books of account which have a feature of recording audit trail (edit log) facility, which have operated throughout the year for all relevant transactions recorded in the software, except that the audit trail feature was not enabled for part of the year for certain masters in two accounting software and two databases and throughout the year for other databases (also, refer Schedule 18 note 37 to the Standalone Financial Statements of the Bank). During the course of performing our procedures, other than the aforesaid instances of audit trail not enabled, where the question of our commenting does not arise, we did not notice any instance of audit trail feature being tampered with. Further, the Bank has preserved the audit trail for the prior financial year in compliance with statutory record retention requirements, except in relation to certain software and databases for which the audit trail feature was not enabled.

18. In our opinion and to the best of our information and according to the explanations given to us, the provisions of Section 197 of the Act are not applicable to the Bank by virtue of Section 35B(2A) of the Banking Regulation Act, 1949. Accordingly, the reporting under Section 197(16) of the Act regarding payment / provision for managerial remuneration in accordance with the requisite approvals mandated by the provisions of Section 197 read with Schedule V to the Act, is not applicable.

For Price Waterhouse LLP Chartered Accountants Firm Registration Number: 301112E/E300264	**For Batliboi & Purohit** Chartered Accountants Firm Registration Number: 101048W
Sharad Vasant Partner Membership Number: 101119 UDIN: 25101119BMIFBA5214	**Janak Mehta** Partner Membership Number: 116976 UDIN: 25116976BMOKOV9481
Place: Mumbai Date: April 19, 2025	Place: Mumbai Date: April 19, 2025

Annexure A to Independent Auditor's Report

Referred to in paragraph 17(g) of the Independent Auditor's Report of even date to the members of HDFC Bank Limited on the Standalone Financial Statements for the year ended March 31, 2025

Report on the Internal Financial Controls with reference to Standalone Financial Statements under clause (i) of sub-section 3 of Section 143 of the Act

1. We have audited the internal financial controls with reference to Standalone Financial Statements of HDFC Bank Limited ("the Bank") as of March 31, 2025 in conjunction with our audit of the Standalone Financial Statements of the Bank for the year ended on that date.

Management's Responsibility for Internal Financial Controls

2. The Bank's management is responsible for establishing and maintaining internal financial controls based on the internal control over financial reporting criteria established by the Bank considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting ("the Guidance Note") issued by the Institute of Chartered Accountants of India ("ICAI"). These responsibilities include the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the orderly and efficient conduct of its business, including adherence to Bank's policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Act.

Auditor's Responsibility

3. Our responsibility is to express an opinion on the Bank's internal financial controls with reference to Standalone Financial Statements based on our audit. We conducted our audit in accordance with the Guidance Note and the Standards on Auditing deemed to be prescribed under Section 143(10) of the Act to the extent applicable to an audit of internal financial controls, both applicable to an audit of internal financial controls and both issued by the ICAI. Those Standards and the Guidance Note require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether adequate internal financial controls with reference to Standalone Financial Statements was established and maintained and if such controls operated effectively in all material respects.

4. Our audit involves performing procedures to obtain audit evidence about the adequacy of the internal financial controls system with reference to Standalone Financial Statements and their operating effectiveness. Our audit of internal financial controls with reference to Standalone Financial Statements included obtaining an understanding of internal financial controls with reference to Standalone Financial Statements, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the Standalone Financial Statements, whether due to fraud or error.

5. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the Bank's internal financial controls system with reference to Standalone Financial Statements.

Meaning of Internal Financial Controls with reference to Standalone Financial Statements

6. A Bank's internal financial controls with reference to Standalone Financial Statements is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Standalone Financial Statements for external purposes in accordance with generally accepted accounting principles. A Bank's internal financial controls with reference to Standalone Financial Statements includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of Standalone Financial Statements in accordance with generally accepted accounting principles, and that receipts and expenditures of

the Bank are being made only in accordance with authorisations of management and directors of the Bank; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the Bank's assets that could have a material effect on the Standalone Financial Statements.

Inherent Limitations of Internal Financial Controls with reference to Standalone Financial Statements

7. Because of the inherent limitations of internal financial controls with reference to Standalone Financial Statements, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal financial controls with reference to Standalone Financial Statements to future periods are subject to the risk that the internal financial controls with reference to Standalone Financial Statements may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

8. In our opinion, the Bank has, in all material respects, an adequate internal financial controls system with reference to Standalone Financial Statements and such internal financial controls with reference to Standalone Financial Statements were operating effectively as at March 31, 2025, based on the internal control over financial reporting criteria established by the Bank considering the essential components of internal control stated in the Guidance Note issued by ICAI.

For Price Waterhouse LLP
Chartered Accountants
Firm Registration Number:
301112E/E300264

For Batliboi & Purohit
Chartered Accountants
Firm Registration Number:
101048W

Sharad Vasant
Partner
Membership Number: 101119
UDIN: 25101119BMIFBA5214

Janak Mehta
Partner
Membership Number: 116976
UDIN: 25116976BMOKOV9481

Place: Mumbai
Date: April 19, 2025

Place: Mumbai
Date: April 19, 2025



STANDALONE BALANCE SHEET

As at March 31, 2025

(₹ in '000)

	Schedule	As at March 31, 2025	As at March 31, 2024
CAPITAL AND LIABILITIES			
Capital	1	7,652,222	7,596,911
Employees stock options outstanding	18 (5)	38,051,944	26,527,161
Reserves and surplus	2	4,968,542,229	4,368,333,979
Deposits	3	27,147,148,959	23,797,862,764
Borrowings	4	5,479,308,926	6,621,530,751
Other liabilities and provisions	5	1,461,285,166	1,354,379,303
Total		**39,101,989,446**	**36,176,230,869**
ASSETS			
Cash and balances with Reserve Bank of India	6	1,443,550,296	1,786,832,228
Balances with banks and money at call and short notice	7	952,156,416	404,641,953
Investments	8	8,363,596,736	7,024,149,587
Advances	9	26,196,086,171	24,848,615,188
Fixed assets	10	136,553,987	113,989,878
Other assets	11	2,010,045,840	1,998,002,035
Total		**39,101,989,446**	**36,176,230,869**
Contingent liabilities	12	26,474,170,018	22,967,583,363
Bills for collection		706,795,544	653,328,740
Significant accounting policies and notes to the Standalone Financial Statements The schedules referred to above form an integral part of the Standalone Balance Sheet.	17 & 18		

As per our report of even date.

For and on behalf of the Board

For Price Waterhouse LLP
Chartered Accountants
ICAI Firm Registration No.:
301112E/E300264

For Batliboi & Purohit
Chartered Accountants
ICAI Firm Registration No.:
101048W

Atanu Chakraborty
Part-time Chairman of the Board

Sashidhar Jagdishan
Managing Director & CEO

Sharad Vasant
Partner
Membership No.: 101119

Janak Mehta
Partner
Membership No.: 116976

M. D. Ranganath
Independent Director

Sunita Maheshwari
Independent Director

Lily Vadera
Independent Director

Harsh Kumar Bhanwala
Independent Director

Bhavesh Zaveri
Executive Director

V. S. Rangan
Executive Director

Renu Karnad
Non-Executive Director

Keki Mistry
Non-Executive Director

Mumbai, April 19, 2025

Srinivasan Vaidyanathan
Chief Financial Officer

Ajay Agarwal
Company Secretary

STANDALONE PROFIT AND LOSS ACCOUNT

For the year ended March 31, 2025

(₹ in '000)

	Schedule	Year ended March 31, 2025	Year ended March 31, 2024
I. INCOME			
Interest earned	13	3,005,170,417	2,583,405,755
Other income	14	456,322,818	492,409,994
Total		**3,461,493,235**	**3,075,815,749**
II. EXPENDITURE			
Interest expended	15	1,778,469,527	1,498,081,008
Operating expenses	16	681,748,820	633,860,240
Provisions and contingencies	18 (19.5)	327,801,307	335,751,716
Total		**2,788,019,654**	**2,467,692,964**
III. PROFIT			
Net profit for the year		673,473,581	608,122,785
Balance in the Profit and Loss account brought forward		1,395,798,306	1,129,599,963
Additions on Amalgamation (net)	18 (1)	-	35,701,097
Total		**2,069,271,887**	**1,773,423,845**
IV. APPROPRIATIONS			
Transfer to Statutory Reserve		168,368,395	152,030,697
Transfer to General Reserve		67,347,358	60,812,279
Transfer to Special Reserve		32,000,000	30,000,000
Transfer to Capital Reserve		5,069,983	41,664,119
Transfer to / (from) Investment Reserve Account (net)		-	5,294,222
Transfer to / (from) Investment Fluctuation Reserve		-	3,780,000
Dividend pertaining to previous year paid during the year		148,261,930	84,044,222
Balance carried over to Balance Sheet		1,648,224,221	1,395,798,306
Total		**2,069,271,887**	**1,773,423,845**
V. EARNINGS PER EQUITY SHARE (Face value ₹ 1/- per share)	18 (31)	₹	₹
Basic		88.29	85.83
Diluted		87.90	85.44
Significant accounting policies and notes to the Standalone Financial Statements The schedules referred to above form an integral part of the Standalone Profit and Loss Account.	17 & 18		

As per our report of even date.

For and on behalf of the Board

For Price Waterhouse LLP
Chartered Accountants
ICAI Firm Registration No.:
301112E/E300264

Sharad Vasant
Partner
Membership No.: 101119

For Batliboi & Purohit
Chartered Accountants
ICAI Firm Registration No.:
101048W

Janak Mehta
Partner
Membership No.: 116976

Atanu Chakraborty
Part-time Chairman of the Board

M. D. Ranganath
Independent Director

Lily Vadera
Independent Director

Bhavesh Zaveri
Executive Director

Renu Karnad
Non-Executive Director

Srinivasan Vaidyanathan
Chief Financial Officer

Sashidhar Jagdishan
Managing Director & CEO

Sunita Maheshwari
Independent Director

Harsh Kumar Bhanwala
Independent Director

V. S. Rangan
Executive Director

Keki Mistry
Non-Executive Director

Ajay Agarwal
Company Secretary

Mumbai, April 19, 2025



STANDALONE CASH FLOW STATEMENT

For the year ended March 31, 2025

(₹ in '000)

	Year ended March 31, 2025	Year ended March 31, 2024
Cash flows from operating activities:		
Profit before income tax	884,780,560	708,953,051
Adjustments for:		
Depreciation on fixed assets	33,794,728	28,100,988
(Profit) / loss on revaluation of investments	2,683,978	(9,434,922)
Amortisation of premium / (discount) on investments	(278,677)	8,449,479
Profit on sale of fixed assets	(226,517)	(738,174)
(Profit) / loss on sale of investment in subsidiary	80,000	(73,414,237)
Provision / charge for non performing assets	127,153,073	107,748,189
Floating provisions	-	109,000,000
Provision / (write-back) for standard assets and contingencies	(10,658,745)	18,173,261
Dividend from subsidiaries	(21,870,101)	(13,323,911)
Employee stock options / units expense	18,907,034	15,474,040
	1,034,365,333	**898,987,764**
Adjustments for:		
Increase in investments	(1,302,003,741)	(548,336,186)
Increase in advances	(1,489,033,797)	(2,894,442,171)
Increase in deposits	3,349,286,195	3,391,324,138
Increase in other assets	(73,424,525)	(292,254,127)
Increase / (decrease) in other liabilities and provisions	106,340,648	(6,692,396)
	1,625,530,113	**548,587,022**
Direct taxes paid (net of refunds)	(173,757,076)	(198,437,376)
Net cash flows from operating activities	**1,451,773,037**	**350,149,646**
Cash flows from investing activities:		
Purchase of fixed assets	(31,986,944)	(38,348,940)
Proceeds from sale of fixed assets	904,484	960,042
Investment in subsidiaries	(13,097,695)	-
Proceeds from sale of investment in subsidiary (net)	1,920,000	95,006,717
Dividend from subsidiaries	21,870,101	13,323,911
Net cash flow (used in) / from investing activities	**(20,390,054)**	**70,941,730**
Cash flows from financing activities:		
Proceeds from exercise of convertible equity warrants	-	31,928,121
Proceeds from issue of share capital other than warrants	63,464,973	52,497,323
Decrease in other borrowings	(1,144,291,825)	(222,750,573)

For the year ended March 31, 2025

(₹ in '000)

	Year ended March 31, 2025	Year ended March 31, 2024
Dividend paid during the year	(148,261,930)	(84,044,222)
Net cash flow used in financing activities	**(1,229,088,782)**	**(222,369,351)**
Effect of fluctuation in foreign currency translation reserve	1,938,330	1,012,629
Net increase in cash and cash equivalents	**204,232,531**	**199,734,654**
Cash and cash equivalents at the beginning of the year	**2,191,474,181**	**1,937,650,831**
Cash and cash equivalents acquired on amalgamation	**-**	**54,088,696**
Cash and cash equivalents at the end of the year	**2,395,706,712**	**2,191,474,181**

Cash and cash equivalents include Cash and balances with Reserve Bank of India and Balances with banks and money at call and short notice (Refer Schedule 6 and Schedule 7).

As per our report of even date.

For Price Waterhouse LLP
Chartered Accountants
ICAI Firm Registration No.:
301112E/E300264

Sharad Vasant
Partner
Membership No.: 101119

For Batliboi & Purohit
Chartered Accountants
ICAI Firm Registration No.:
101048W

Janak Mehta
Partner
Membership No.: 116976

Mumbai, April 19, 2025

For and on behalf of the Board

Atanu Chakraborty
Part-time Chairman of the Board

Sashidhar Jagdishan
Managing Director & CEO

M. D. Ranganath
Independent Director

Sunita Maheshwari
Independent Director

Lily Vadera
Independent Director

Harsh Kumar Bhanwala
Independent Director

Bhavesh Zaveri
Executive Director

V. S. Rangan
Executive Director

Renu Karnad
Non-Executive Director

Keki Mistry
Non-Executive Director

Srinivasan Vaidyanathan
Chief Financial Officer

Ajay Agarwal
Company Secretary



SCHEDULE 1 - CAPITAL

(₹ in '000)

	Schedule	As at March 31, 2025	As at March 31, 2024
Authorised capital			
11,90,61,00,000 (31 March, 2024: 11,90,61,00,000) Equity Shares of ₹ 1/- each		11,906,100	11,906,100
Issued, subscribed and paid-up capital			
7,65,22,21,674 (31 March, 2024: 7,59,69,10,662) Equity Shares of ₹ 1/- each		7,652,222	7,596,911
Total		**7,652,222**	**7,596,911**

SCHEDULE 2 - RESERVES AND SURPLUS

(₹ in '000)

		Schedule	As at March 31, 2025	As at March 31, 2024
I.	**Statutory Reserve**			
	Opening balance		858,868,812	626,280,835
	Additions on amalgamation	18 (1)	-	80,557,280
	Additions during the year	18 (6)	168,368,395	152,030,697
	Closing balance		**1,027,237,207**	**858,868,812**
II.	**General Reserve**			
	Opening balance		538,526,919	248,677,940
	Additions on amalgamation	18 (1)	-	229,023,281
	Additions during the year	18 (6)	72,327,207	60,825,698
	Closing balance		**610,854,126**	**538,526,919**
III.	**Share Premium**			
	Opening balance		1,270,532,922	665,394,291
	Additions on amalgamation	18 (1)	-	517,288,313
	Additions during the year		70,640,779	87,850,318
	Closing balance		**1,341,173,701**	**1,270,532,922**
IV.	**Special Reserve**			
	Opening balance		262,681,815	5,000,000
	Additions on amalgamation	18 (1)	-	227,681,815
	Additions during the year	18 (6)	32,000,000	30,000,000
	Closing balance		**294,681,815**	**262,681,815**
V.	**Amalgamation Reserve - I**			
	Opening balance		10,635,564	10,635,564
	Additions / (deductions) during the year		-	-
	Closing balance	18 (6)	**10,635,564**	**10,635,564**

(₹ in '000)

	Schedule	As at March 31, 2025	As at March 31, 2024
VI. Amalgamation Reserve - II			
Opening balance		(139,470,590)	-
Additions / (deductions) on amalgamation	18 (1)	-	(139,470,590)
Closing balance	18 (6)	**(139,470,590)**	**(139,470,590)**
VII. Capital Reserve			
Opening balance		97,941,784	56,275,415
Additions on amalgamation	18 (1)	-	414
Additions during the year	18 (6)	5,069,983	41,665,955
Closing balance		**103,011,767**	**97,941,784**
VIII. Investment Reserve Account			
Opening balance		5,294,222	-
Additions during the year		-	5,294,222
Deductions during the year	18 (6)	(5,294,222)	-
Closing balance		**-**	**5,294,222**
IX. Investment Fluctuation Reserve			
Opening balance		50,320,000	37,010,000
Additions on amalgamation	18 (1)	-	9,530,000
Additions during the year	18 (6)	5,294,222	3,780,000
Closing balance		**55,614,222**	**50,320,000**
X. Foreign Currency Translation Reserve			
Opening balance		8,801,080	7,788,451
Additions during the year		1,938,330	1,012,629
Closing balance	18 (6)	**10,739,410**	**8,801,080**
XI. Cash Flow Hedge Reserve			
Opening balance		8,403,145	(922,314)
Additions on amalgamation	18 (1)	-	9,370,530
Deductions during the year		(8,730,454)	(45,071)
Closing balance	18 (6)	**(327,309)**	**8,403,145**
XII. AFS Reserve			
Opening balance		-	-
Additions during the year		6,168,095	-
Closing balance	18(6)	**6,168,095**	**-**
XIII. Balance in Profit and Loss Account		**1,648,224,221**	**1,395,798,306**
Total		**4,968,542,229**	**4,368,333,979**


SCHEDULE 3 - DEPOSITS

(₹ in '000)

				Schedule	As at March 31, 2025	As at March 31, 2024
A.	I.	**Demand deposits**				
		(i)	From banks		41,498,542	37,047,391
		(ii)	From others		3,099,437,830	3,063,109,564
	Total				**3,140,936,372**	**3,100,156,955**
	II.	**Savings bank deposits**			**6,304,666,061**	**5,987,472,923**
	III.	**Term deposits**				
		(i)	From banks		325,992,858	177,670,784
		(ii)	From others		17,375,553,668	14,532,562,102
	Total				**17,701,546,526**	**14,710,232,886**
	Total				**27,147,148,959**	**23,797,862,764**
B.	I.	**Deposits of branches in India**			26,906,095,755	23,575,937,441
	II.	**Deposits of branches outside India**			241,053,204	221,925,323
	Total				**27,147,148,959**	**23,797,862,764**

Deposits include lien marked deposits of ₹ 368,707.83 crore (previous year: ₹ 291,798.38 crore).

SCHEDULE 4 - BORROWINGS

(₹ in '000)

			Schedule	As at March 31, 2025	As at March 31, 2024
I.	**Borrowings in India**				
	(i)	Reserve Bank of India		63,350,000	45,560,000
	(ii)	Other banks		498,422,662	1,158,049,831
	(iii)	Other institutions and agencies		1,070,858,321	1,387,550,400
	(iv)	Tier 1 and Tier 2 capital instruments		250,761,891	250,536,249
	(v)	Other bonds and debentures		2,391,764,562	2,710,439,699
	Total			**4,275,157,436**	**5,552,136,179**
II.	**Borrowings outside India**			**1,204,151,490**	**1,069,394,572**
	Total			**5,479,308,926**	**6,621,530,751**

Secured borrowings included in I and II above: Nil (previous year: Nil) except borrowings of ₹13,039.60 crore (previous year: ₹ 5,654.13 crore) under repurchase transactions (including tri-party repo) and transactions under Liquidity Adjustment Facility.



SCHEDULE 5 - OTHER LIABILITIES AND PROVISIONS

(₹ in '000)

	Schedule	As at March 31, 2025	As at March 31, 2024
I. Bills payable		136,557,423	141,013,564
II. Interest accrued		235,192,453	222,810,099
III. Contingent provisions against standard assets		108,629,049	106,637,109
IV. Others (*including provisions*)		980,906,241	883,918,531
Total		**1,461,285,166**	**1,354,379,303**

SCHEDULE 6 - CASH AND BALANCES WITH RESERVE BANK OF INDIA

(₹ in '000)

	Schedule	As at March 31, 2025	As at March 31, 2024
I. Cash in hand (*including foreign currency notes*)		**121,276,593**	**130,246,313**
II. Balances with Reserve Bank of India			
(a) In current accounts		1,320,273,703	1,318,925,915
(b) In other accounts		2,000,000	337,660,000
Total		**1,322,273,703**	**1,656,585,915**
Total		**1,443,550,296**	**1,786,832,228**

SCHEDULE 7 - BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE

(₹ in '000)

	Schedule	As at March 31, 2025	As at March 31, 2024
I. In India			
(i) Balances with banks			
(a) In current accounts		1,769,908	2,448,844
(b) In other deposit accounts		172,289	3,020,199
Total		**1,942,197**	**5,469,043**
(ii) Money at call and short notice			
(a) With banks		-	2,000,000
(b) With other institutions		309,634,683	-
Total		**309,634,683**	**2,000,000**
Total		**311,576,880**	**7,469,043**
II. Outside India			
(i) In current accounts		190,673,763	103,044,784
(ii) In other deposit accounts		124,262,164	118,589,699
(iii) Money at call and short notice		325,643,609	175,538,427
Total		**640,579,536**	**397,172,910**
Total		**952,156,416**	**404,641,953**



SCHEDULES TO THE STANDLONE BALANCE SHEET

As at March 31, 2025

SCHEDULE 8 - INVESTMENTS

(₹ in '000)

			Schedule	As at March 31, 2025	As at March 31, 2024
I.	**Investments in India in**				
	(i)	Government securities		7,652,301,388	6,448,063,974
	(ii)	Other approved securities		-	-
	(iii)	Shares		36,447,757	19,729,997
	(iv)	Debentures and bonds		287,230,834	200,747,321
	(v)	Subsidiaries / joint ventures		138,939,093	126,342,133
	(vi)	Others (Units of Mutual funds / AIFs / REITs, Certificate of deposits, PTCs and security receipts)		224,660,233	210,241,598
	Total			**8,339,579,305**	**7,005,125,023**
II.	**Investments outside India in**				
	(i)	Government securities (including local authorities)		9,180,892	2,480,394
	(ii)	Subsidiaries / joint ventures abroad		54,061	54,061
	(iii)	Other investments:			
		(a) Shares		964,701	215,336
		(b) Debentures and bonds		13,817,777	16,274,773
	Total			**24,017,431**	**19,024,564**
	Total			**8,363,596,736**	**7,024,149,587**

SCHEDULE 9 - ADVANCES

(₹ in '000)

			Schedule	As at March 31, 2025	As at March 31, 2024
A.	(i)	Bills purchased and discounted		349,646,089	240,329,232
	(ii)	Cash credits, overdrafts and loans repayable on demand		7,092,052,542	6,272,383,851
	(iii)	Term loans		18,754,387,540	18,335,902,105
	Total			**26,196,086,171**	**24,848,615,188**
	Net of Bills Rediscounted: Nil (previous year: ₹ 3,500.00 crore) and Inter Bank Participatory Certificates of ₹ 77,703.73 crore (previous year: ₹ 62,920.05 crore)				
B.	(i)	Secured by tangible assets*		20,064,100,012	19,143,339,472
	(ii)	Covered by bank / government guarantees		605,433,986	415,985,170
	(iii)	Unsecured		5,526,552,173	5,289,290,546
	Total			**26,196,086,171**	**24,848,615,188**
	* Including advances against book debts				
C.	I.	Advances in India			
	(i)	Priority sector		8,785,988,737	7,755,713,447
	(ii)	Public sector		1,214,696,329	1,405,546,990
	(iii)	Banks		21,224,114	25,671,224
	(iv)	Others		15,712,591,082	15,275,192,176
	Total			**25,734,500,262**	**24,462,123,837**


(₹ in '000)

				Schedule	As at March 31, 2025	As at March 31, 2024
C.	II.	Advances outside India				
		(i)	Due from banks		27,698,862	27,561,578
		(ii)	Due from others:			
			(a) Bills purchased and discounted		5,441,025	7,148,584
			(b) Syndicated loans		5,817,254	11,804,945
			(c) Others		422,628,768	339,976,244
	Total				**461,585,909**	**386,491,351**
	Total				**26,196,086,171**	**24,848,615,188**

SCHEDULE 10 - FIXED ASSETS

(₹ in '000)

		Schedule	As at March 31, 2025	As at March 31, 2024
I.	**Premises** *(including land)*			
	Gross block			
	At cost on 31st March of the preceding year		45,179,729	24,353,113
	Additions on amalgamation	18 (1)	-	17,158,133
	Additions during the year		5,843,490	3,914,363
	Deductions during the year		(560,881)	(245,880)
	Total		**50,462,338**	**45,179,729**
	Depreciation			
	As at 31st March of the preceding year		13,897,188	8,155,263
	Additions on amalgamation	18 (1)	-	5,053,311
	Charge for the year		1,831,059	886,959
	On deductions during the year		(414,754)	(198,345)
	Total		**15,313,493**	**13,897,188**
	Net block		**35,148,845**	**31,282,541**
II.	**Other fixed assets** *(including furniture and fixtures)*			
	Gross block			
	At cost on 31st March of the preceding year		224,005,298	179,030,451
	Additions on amalgamation	18 (1)	-	5,868,936
	Additions during the year		51,196,574	43,904,034
	Deductions during the year		(13,711,393)	(4,798,123)
	Total		**261,490,479**	**224,005,298**
	Depreciation			
	As at 31st March of the preceding year		141,297,961	115,062,891
	Additions on amalgamation	18 (1)	-	3,547,773
	Charge for the year		31,966,929	27,216,269


(₹ in '000)

	Schedule	As at March 31, 2025	As at March 31, 2024
On deductions during the year		(13,179,553)	(4,528,972)
Total		**160,085,337**	**141,297,961**
Net block		**101,405,142**	**82,707,337**
III. Assets on lease *(plant and machinery)*			
Gross block			
At cost on 31st March of the preceding year		-	4,546,923
Additions during the year		-	-
Deductions during the year		-	(4,546,923)
Total		**-**	**-**
Depreciation			
As at 31st March of the preceding year		-	4,104,467
Charge for the year		-	-
On deductions during the year		-	(4,104,467)
Total		**-**	**-**
Lease adjustment account			
As at 31st March of the preceding year		-	442,456
Charge for the year		-	-
On deductions during the year		-	(442,456)
Total		**-**	**-**
Unamortised cost of assets on lease		**-**	**-**
Total		**136,553,987**	**113,989,878**

SCHEDULE 11 - OTHER ASSETS

(₹ in '000)

		Schedule	As at March 31, 2025	As at March 31, 2024
I.	Interest accrued		290,278,036	221,272,886
II.	Advance tax / tax deducted at source (net of provisions)		153,846,089	170,135,924
III.	Stationery and stamps		653,834	641,440
IV.	Non banking assets acquired in satisfaction of claims		9,912,393	11,405,574
V.	Security deposit for commercial and residential property		10,005,339	8,002,888
VI.	Others	18 (22)	1,545,350,149	1,586,543,323
	Total		**2,010,045,840**	**1,998,002,035**

SCHEDULE 12 - CONTINGENT LIABILITIES

(₹ in '000)

		Schedule	As at March 31, 2025	As at March 31, 2024
I.	Claims against the bank not acknowledged as debts - taxation		37,327,236	40,608,619
II.	Claims against the bank not acknowledged as debts - others		1,214,910	1,509,529
III.	Liability for partly paid investments		-	-
IV.	Liability on account of outstanding forward exchange contracts		12,934,924,742	12,125,527,858
V.	Liability on account of outstanding derivative contracts		10,986,775,591	8,700,000,919
VI.	Guarantees given on behalf of constituents - in India		1,492,273,572	1,260,307,896
	- outside India		2,505,328	2,874,204
VII.	Acceptances, endorsements and other obligations		966,848,695	710,083,810
VIII.	Other items for which the Bank is contingently liable		52,299,944	126,670,528
	Total		**26,474,170,018**	**22,967,583,363**

SCHEDULE 13 - INTEREST EARNED

(₹ in '000)

		Schedule	Year ended March 31, 2025	Year ended March 31, 2024
I.	Interest / discount on advances / bills		2,384,444,278	2,072,200,137
II.	Income on investments		533,196,899	443,642,848
III.	Interest on balance with RBI and other inter-bank funds		25,063,136	20,404,735
IV.	Others		62,466,104	47,158,035
	Total		**3,005,170,417**	**2,583,405,755**

SCHEDULE 14 - OTHER INCOME

(₹ in '000)

		Schedule	Year ended March 31, 2025	Year ended March 31, 2024
I.	Commission, exchange and brokerage		318,985,521	281,606,512
II.	Profit / (loss) on sale of investments (net)		20,227,183	105,826,427
III.	Profit / (loss) on revaluation of investments (net)		(2,683,978)	9,434,922
IV.	Profit / (loss) on sale of building and other assets (net)		1,568,130	1,983,223
V.	Profit / (loss) on exchange / derivative transactions (net)		49,190,377	40,011,265
VI.	Income earned by way of dividends from subsidiaries and / or joint ventures abroad / in India		21,870,101	13,323,911
VII.	Miscellaneous income		47,165,484	40,223,734
	Total		**456,322,818**	**492,409,994**

SCHEDULE 15 - INTEREST EXPENDED

(₹ in '000)

		Schedule	Year ended March 31, 2025	Year ended March 31, 2024
I.	Interest on deposits		1,252,706,143	994,329,551
II.	Interest on RBI / inter-bank borrowings		524,697,574	502,603,949
III.	Other interest		1,065,810	1,147,508
	Total		**1,778,469,527**	**1,498,081,008**

SCHEDULE 16 - OPERATING EXPENSES

(₹ in '000)

		Schedule	Year ended March 31, 2025	Year ended March 31, 2024
I.	Payments to and provisions for employees		239,005,294	222,402,099
II.	Rent, taxes and lighting		31,313,950	26,790,093
III.	Printing and stationery		8,414,626	9,405,133
IV.	Advertisement and publicity		5,917,829	3,456,411
V.	Depreciation on bank's property		33,794,728	28,100,988
VI.	Directors' fees / remuneration, allowances and expenses		101,367	78,014



(₹ in '000)

	Schedule	Year ended March 31, 2025	Year ended March 31, 2024
VII. Auditors' fees and expenses		129,379	177,927
VIII. Law charges		3,474,462	3,571,829
IX. Postage, telegram, telephone etc.		9,018,281	8,678,881
X. Repairs and maintenance		38,204,289	31,626,821
XI. Insurance		32,667,788	28,135,719
XII. Other expenditure*		279,706,827	271,436,325
Total		**681,748,820**	**633,860,240**

*Includes professional fees, commission to sales agents, card and merchant acquiring expenses and system management fees.


SCHEDULE 17 – Significant accounting policies appended to and forming part of the standalone financial statements for the year ended March 31, 2025

A   BACKGROUND

HDFC BANK Limited ('HDFC Bank' or the 'Bank'), incorporated in Mumbai, India is a publicly held banking company engaged in providing a range of banking and financial services including retail banking, wholesale banking and treasury operations. The Bank is governed by the Banking Regulation Act, 1949 and the Companies Act, 2013. During FY 2024, basis scheme for amalgamation of (i) erstwhile HDFC Investments Limited ("eHDFC Investments") and erstwhile HDFC Holdings Limited ("eHDFC Holdings") with and into erstwhile Housing Development Finance Corporation Limited ("eHDFC Limited"); and thereafter (ii) eHDFC Limited into the Bank became effective from July 01, 2023, upon receipt of all requisite approvals. Accordingly, the financial statements of the Bank included operations of eHDFC Limited, eHDFC Investments and eHDFC Holdings from July 01, 2023 onwards. The Bank has overseas branch operations in Bahrain, Hong Kong, Dubai, Singapore and an Offshore Banking Unit at International Financial Service Centre (IFSC) in GIFT City, India. The financial accounting systems of the Bank are centralised and, therefore, accounting returns are not required to be submitted by branches of the Bank.

B   BASIS OF PREPARATION

The standalone financial statements have been prepared and presented under the historical cost convention and accrual basis of accounting, unless otherwise stated and are in accordance with Generally Accepted Accounting Principles in India ('Indian GAAP'), statutory requirements prescribed under the Third Schedule of the Banking Regulation Act, 1949, directions, circulars, notifications and guidelines issued by the Reserve Bank of India ('RBI') from time to time (RBI guidelines), Accounting Standards ('AS') specified under Section 133 of the Companies Act, 2013 read together with the Companies (Accounts) Rules, 2014 and the Companies (Accounting Standards) Rules, 2021, in so far as they apply to banks.

Use of estimates

The preparation of financial statements in conformity with Indian GAAP requires the management to make estimates and necessary assumptions in the reported amounts of assets and liabilities (including contingent liabilities) as at the date of the financial statements and the reported income and expenses for the reporting year. Management believes that the estimates used in the preparation of the financial statements are prudent and reasonable. Actual results could differ from these estimates. The impact of any revision in the accounting estimates is recognised prospectively from the period of change.

C   SIGNIFICANT ACCOUNTING POLICIES

1.   Investments

The RBI, vide its master direction dated September 12, 2023, issued revised norms for the classification, valuation and operation of investment portfolio of banks, which became applicable from April 01, 2024 (herein after referred as 'revised norms on investments').

Classification:

In accordance with the revised norms on investments, investments are classified on the date of purchase into "Held to Maturity" ('HTM'), "Available for Sale" ('AFS') and "Fair value through Profit and Loss" ('FVTPL') categories (hereinafter called "categories"). "Held for Trading" ('HFT') is a separate investment sub-category within FVTPL. All investments in subsidiaries, associates and joint ventures are categorised in a distinct category Group companies ("Group cos"). Under each of these categories, investments are further classified under six groups (hereinafter called "groups") - Government Securities, Other Approved Securities, Shares, Debentures and Bonds, Investments in Subsidiaries / Joint Ventures and Other Investments.

Hitherto, investments were classified on the date of purchase into "Held for Trading" ('HFT'), "Available for Sale" ('AFS') and "Held to Maturity" ('HTM') categories. (hereinafter called "categories"). Subsequent shifting amongst the categories was done in accordance with the RBI guidelines. Under each of these categories, investments were further classified into six groups (hereinafter called "groups"), Government securities, Other approved securities, Shares, Debentures and Bonds, Investments in subsidiaries / Joint Ventures and Other Investments.

Purchase and sale transactions in securities are accounted on settlement date except in the case of equity shares which are accounted on trade date.



Basis of classification:

Investments which the Bank intends to hold till maturity and contractual terms there of gives rise to cash flows that are solely payment of principal and interest on principal outstanding (SPPI) are classified under HTM category. All investments in subsidiaries / associates / joint ventures are classified under the category of Group Companies (Group Cos.). Investments which the Bank acquires with an objective that is achieved by both collecting contractual cashflows and selling securities and where the contractual terms of the investment meet the SPPI criterion are classified under AFS category. Investments not classified in any of the above categories are classified under FVTPL category. HFT, which is a sub-category of FVTPL consists of all instruments that meet the specifications for HFT instruments prescribed by the RBI.

Hitherto, investments which the Bank intended to hold till maturity were classified under HTM category and investments that were held for resale within 90 days from the date of purchase were classified under HFT. Investments which were not classified in either of the above categories were classified under AFS category.

Acquisition cost:

Costs, including brokerage and commission paid at the time of acquisition of investments and broken period interest on debt instruments, are recognised in the Profit and Loss Account and are not included in the cost of acquisition.

Valuation:

In accordance with the revised norms on investments:

- Investments classified under FVTPL and AFS categories are fair valued individually. Net gain or loss arising on such valuation of FVTPL category is directly taken to the Profit and Loss Account. The net appreciation or depreciation (adjusted for the effect of applicable taxes, if any) in AFS Category is directly taken to AFS reserve without routing through the Profit & Loss Account.

  Hitherto, investments classified under AFS and HFT categories were marked to market individually, and depreciation / appreciation was aggregated for each group. Net depreciation, if any, compared to the acquisition cost, in any of the six groups, was charged to the Profit and Loss Account and net appreciation, if any, in any of the six groups was not recognised except to the extent of depreciation provided earlier.

- Quoted investments are valued based on the trades / quotes on the recognised stock exchanges or prices published by Financial Benchmarks India Pvt Ltd. (FBIL) or Fixed Income Money Market and Derivatives Association (FIMMDA). Investments denominated in foreign currencies are valued based on the prices provided by market information providers such as Bloomberg, Refinitiv, etc.

- Unquoted Government of India securities, state government securities and special bonds such as oil bonds, fertilizer bonds etc. issued by the Government of India are valued as per the prices published by FBIL. The valuation of other unquoted fixed income securities (viz. other approved securities and bonds and debentures) and preference shares is done with appropriate mark-up, i.e. applicable FIMMDA published credit spreads over the Yield to Maturity (YTM) rates for Government of India securities as published by FBIL.

- Unquoted equity shares are valued at the break-up value, ascertained from the company's latest balance sheet. The date as on which the latest balance sheet is drawn up does not precede the date of valuation by more than 18 months. In case the latest audited balance sheet is not available or is more than 18 months old, the shares are valued at ₹ 1 per company.

- Units of mutual funds are valued at the latest Net Asset Value (NAV) declared by the mutual fund.

- Treasury bills, commercial papers and certificate of deposits being discounted instruments are valued at carrying cost.

- Investments in Security Receipts (SRs) and unquoted units of Infrastructure Investment Trust (InvIT) are valued as per the net asset value provided by the issuing Asset Reconstruction Company and InvIT respectively.

- Investments in unquoted units of Alternative Investment Fund (AIF) are valued at NAV provided by the AIF based on its financial statements. Where an AIF fails to carry out and disclose the valuation of


its investments by an independent valuer as per the frequency mandated by SEBI, the value of its units is treated as ₹ 1. In case AIF is not registered under SEBI (Alternative Investment Fund) Regulation, 2012, and the latest disclosed valuation of its investments by an independent valuer precedes the date of valuation by more than 18 months the value of its units is treated as ₹ 1.

- Pass Through Certificates (PTCs) including Priority Sector-PTCs are valued by using FIMMDA credit spreads as applicable for the NBFC category, based on the credit rating of the respective PTC over the YTM rates for Government of India securities published by FBIL.

- Investments classified under HTM and Group Cos. category are carried at their acquisition cost and not marked to market. Any diminution, other than temporary, in the value of investments in HTM and Group Cos. category is provided for. Hitherto, any premium on investments classified under HTM category, was amortised over the remaining maturity period of the security on a constant yield-to-maturity basis.

- For all debt securities meeting SPPI criteria (except short sale securities), any discount or premium on acquisition is accreted or amortised over the remaining maturity period of the security on a constant yield-to-maturity basis. Such accretion or amortisation of discount or premium is classified under interest income from investments.

- The investment portfolio is categorised into three fair value hierarchies viz. Level 1, Level 2, and Level 3:

  ➢ Level 1 Financial Instruments are valued with inputs such as quoted prices in active markets for identical instruments.

  ➢ Level 2 Financial Instruments are valued with inputs other than quoted prices, that are observable for asset or liability either directly or indirectly.

  ➢ Level 3 Financial Instruments are valued using unobservable inputs.

- All investments are measured at fair value on initial recognition. Unless facts and circumstances suggest that the fair value is materially different from the acquisition cost, it is presumed that the acquisition cost is the fair value. In case of Level 1 and Level 2 instruments, when acquisition cost is not equal to fair value, any Day 1 gain / loss is recognised in the Profit and Loss Account. In case of Level 3 instruments, any Day 1 loss is recognized immediately in the Profit and Loss Account whereas any Day 1 gain is deferred. In case of Level 3 debt instruments, the Day 1 gain is amortized on a straight-line basis up to the maturity date (or earliest call date for perpetual instruments), while for unquoted Level 3 equity instruments, the gain is set aside as a liability until the security is listed or derecognised.

- Non-performing investments (NPIs) are identified, and provision is made thereon based on the RBI guidelines. Provision for NPIs is not set-off against appreciation in respect of performing investments. Appreciation, if any, in the value of a NPI is not recognised. Income on NPIs is not recognised until received.

Disposal of investments:

In accordance with the revised norms on investments, Profit / Loss on sale of investments under the aforesaid categories is recognised in the Profit and Loss Account except for equity instruments designated under AFS at the time of initial recognition, in respect of which the gains and losses are transferred from AFS Reserve to the Capital Reserve. Hitherto entire Profit / Loss on sale of investments, were recognised in the Profit and Loss Account. Cost of investments is determined based on the weighted average cost method. The profit from sale of investment under HTM and Group Cos. categories, net-off taxes and transfer to statutory reserve is appropriated from the Profit and Loss Account to "Capital Reserve", in accordance with RBI guidelines.

Short sale:

The Bank undertakes short sale transactions in Central Government dated securities in accordance with the RBI guidelines. The short position is categorised under HFT and netted off from investments in government securities. The short position along with other government securities under HFT portfolio is marked to market and the resultant MTM profit or loss, is taken to the Profit and Loss Account. Profit / Loss on short sale is recognised on settlement date.



2. **Repurchase and reverse repurchase transactions:**

Repurchase (Repo) and reverse repurchase (Reverse Repo) transactions are reported as borrowing and lending (lending above 14 days tenor reported as advances) respectively.

Borrowing cost on repo transactions is accounted as interest expense and revenue on reverse repo transactions is accounted as interest income.

3. **Advances**

Classification:

Advances are classified as performing and non-performing based on the RBI guidelines and are stated net of bills rediscounted, inter-bank participation with risk, specific loan loss provision, interest suspense for non-performing advances, claims received from Credit Guarantors, provision for funded interest term loan and provision for diminution in the fair value of restructured assets.

The Bank classifies its loans and investments, including overseas branches and overdues from crystallised derivative contracts, into performing assets and non-performing assets (NPAs) in accordance with RBI guidelines. Further the NPAs are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by RBI. Non-performing assets are upgraded into standard as per the extant RBI guidelines.

Provisioning:

Specific loan loss provision in respect of non-performing advances is made based on management's assessment of the degree of impairment of advances, subject to the minimum provisioning prescribed by the RBI.

The specific loan loss provision for retail non-performing advances is also made based on the nature of product and delinquency levels.

Non-performing advances are written-off in accordance with the Bank's policy. Recoveries from bad debts written-off are included under other income.

Loans reported as frauds are classified as loss assets and fully provided for immediately without considering the value of security.

The Bank maintains general provision for standard assets including credit exposures computed as per the current marked to market values of interest rate and foreign exchange derivative contracts and gold. The Bank also maintains general provision for unhedged foreign currency exposures of borrowers, provision on loans to specific borrowers in specific stressed sectors, provision on exposures to step-down subsidiaries of Indian companies and provision on specified borrowers as prescribed by RBI. In the case of overseas branches, general provision on standard assets is maintained at the higher of the levels stipulated by the respective overseas regulator or RBI. The provision for standard assets is included under other liabilities.

In addition to the above, the Bank on a prudent basis makes provision on advances or exposures which are not NPAs, but has reasons to believe on the basis of the extant environment or specific information or basis regulatory guidance / instructions, of a possible slippage of a specific advance or a group of advances or exposures or potential exposures. These are classified as contingent provisions and included under other liabilities.

Provision made in addition to the Bank's policy for specific loan loss provision for non-performing assets, possible slippage of specific exposures and regulatory general provision is categorised as floating provision. Creation of floating provision is considered by the Bank up to a level approved by the Board of Directors. Floating provisions are used only for contingencies under extraordinary circumstances and for making specific provisions for non-performing accounts. Floating provisions are included under other liabilities.

Further to the provisions required to be held according to the asset classification status, provision is held for individual country exposures (other than for home country exposure). Countries are categorised into risk categories as per Export Credit Guarantee Corporation of India Ltd. ('ECGC') guidelines and provisioning is made in respect of that country where the net funded exposure is one percent or more of the Bank's total assets. Provision for country risk is included under other liabilities.

In accordance with the RBI guidelines on the prudential framework for resolution of stressed assets and the resolution frameworks for COVID-19 related stress and its Board approved policy, the Bank has implemented resolution plans for eligible borrowers. The asset classification and necessary provision thereon is made


in accordance with the said RBI guidelines. Restructured assets involving compromise settlements, where the time for payment of the agreed settlement amount exceeds three months are classified and provided for in accordance with the guidelines issued by the RBI from time to time.

The restructured loans are upgraded into standard category as per the extant RBI guidelines. Further, in respect of restructuring of loans pertaining to projects under implementation, the asset classification and necessary provision thereon is made in accordance with the said RBI guidelines.

4. Securitisation and transfer of assets

Assets transferred through securitisation and direct assignment of cash flows are de-recognised in the Balance Sheet when they are sold (true sale criteria being fully met with) and consideration is received. Sales / transfers that do not meet true sale criteria are accounted for as borrowings. For a securitisation or direct assignment transaction, the Bank recognises profit upon receipt of the funds and loss is recognised at the time of sale. Unrealised gains associated with expected future margin income is recognised in profit and loss account on receipt, after absorbing losses, if any.

On sale of stressed assets, if the sale is at a price below the net book value (i.e., funded outstanding less specific provisions held), the shortfall is charged to the Profit and Loss Account and if the sale is for a value higher than the net book value, the excess provision is credited to the Profit and Loss Account in the year when the sum of cash received by way of initial consideration and / or redemption or transfer of security receipts issued by Securitisation Company ('SC') / Reconstruction Company ('RC') exceeds the net book value of the loan at the time of transfer. Where the sale consideration is comprised of only cash and SRs guaranteed by the Government of India, the excess provision is credited to the Profit and Loss Account in the year of transfer.

In respect of stressed assets sold under an asset securitisation, where the investment by the bank in SRs issued against the assets transferred by it is more than 10 percent of such SRs, provisions held against outstanding SRs are higher of the provisions required in terms of net asset value declared by the SC / RC and provisions as per the extant norms applicable to the underlying loans, notionally treating the book value of these SRs as

the corresponding stressed loans assuming the loans remained in the books of the Bank.

The Bank invests in PTCs issued by Special Purpose Vehicles (SPVs). These are accounted at acquisition cost and are classified as investments. The Bank also buys loans through the direct assignment route which are classified as advances. PTCs are carried at acquisition cost unless it is more than the face value, in which case the premium is amortised based on effective interest rate method.

The Bank transfers advances through inter-bank participation with and without risk. In the case of participation with risk, the aggregate amount of the participation issued by the Bank is reduced from advances. In case where the Bank is assuming risk by participation, the aggregate amount of the participation is classified under advances. In the case of issue of participation certificate without risk, the aggregate amount of participation issued by the Bank is classified under borrowings and where the Bank is acquiring participation certificate, the aggregate amount of participation acquired is shown as due from banks under advances.

5. Fixed assets and depreciation

Fixed assets are stated at cost less accumulated depreciation as adjusted for impairment, if any. Cost includes cost of purchase and all expenditure like site preparation, installation costs and professional fees incurred on the asset before it is ready to use. Subsequent expenditure incurred on assets put to use is capitalised only when it increases the future benefit / functioning capability from / of such assets.

Depreciation is charged over the estimated useful life of the fixed asset on a straight-line basis except for freehold land. The management believes that the useful life of assets assessed by the Bank, pursuant to Part C of Schedule II to the Companies Act, 2013, taking into account changes in environment, changes in technology, the utility and efficacy of the asset in use, fairly reflects its estimate of useful lives of the fixed assets. The estimated useful lives of key fixed assets are given below:



Asset	Estimated useful life as assessed by the Bank
Owned Premises	60 years
Automated Teller Machines (ATMs)	10 years
Electrical equipments and installations	6 to 8 years
Office equipments	3 to 6 years
Computers	3 years
Modems, routers, switches, servers, network and related IT equipments	3 to 6 years
Motor cars	4 years
Safe deposit lockers	21 years
Furniture and fittings	10 to 16 years

- Leasehold land is depreciated over the period of lease.

- Improvements to leasehold premises are amortised over the remaining period of lease.

- Software and system development expenditure is amortised over a period upto 5 years.

- Point of Sales (PoS) terminals (including sound box) are depreciated over a period of 4 years.

- For assets purchased and sold during the year, depreciation is provided on pro-rata basis.

- Whenever there is a revision of the estimated useful life of an asset, the unamortised depreciable amount is charged over the revised remaining useful life of the said asset.

- Profit on sale of immovable property net of taxes and transfer to statutory reserve, are transferred to capital reserve.

- Assets (other than PoS terminals) costing less than ₹ 5,000 individually, are fully depreciated in the year of purchase.

6. Non-Banking Assets

Non-Banking Assets (NBAs) acquired in satisfaction of claims are carried at lower of net book value or net realizable value.

7. Impairment of assets

The Bank assesses at each Balance Sheet date whether there is any indication that an asset may be impaired.

Impairment loss, if any, is provided to the extent the carrying amount of assets exceeds their estimated recoverable amount.

8. Translation of foreign currency items

Foreign currency income and expenditure items of domestic operations are translated at the exchange rates prevailing on the date of the transaction. Income and expenditure items of integral foreign operations (representative offices) are translated at the weekly average closing rates and of non-integral foreign operations (foreign branches and offshore banking units) at the monthly average closing rates.

Outstanding foreign currency monetary items of domestic and integral foreign operations are translated at the closing exchange rates notified by Foreign Exchange Dealers' Association of India (FEDAI) as at the Balance Sheet date and the resulting net revaluation profit or loss is recognised in the Profit and Loss Account.

Both monetary and non-monetary foreign currency assets and liabilities of non-integral foreign operations are translated at closing exchange rates notified by FEDAI at the Balance Sheet date and the resulting profit / loss arising from exchange differences are accumulated in the Foreign Currency Translation Reserve until disposal of the non-integral foreign operations in accordance with AS - 11, The Effects of Changes in Foreign Exchange Rates and the extant RBI guidelines.

Foreign currency denominated contingent liabilities on account of foreign exchange and derivative contracts, guarantees, letters of credit, acceptances and endorsements are translated at closing rates of exchange notified by FEDAI as at the Balance Sheet date.

9. Foreign exchange and derivative contracts

Foreign exchange spot and forward contracts, outstanding as at the Balance Sheet date and held for trading, are revalued at the closing spot and forward rates respectively as notified by FEDAI and at interpolated rates for contracts of interim maturities. The USD-INR exchange rate for valuation of contracts having longer maturities i.e. greater than one year, is derived using the USD-INR spot rate as well as relevant INR yield curve and USD yield curve. For other currency pairs, and non-deliverable contracts, the forward points (for rates / tenors not published by FEDAI) are obtained / derived basis data published by Refinitiv or Bloomberg for valuation of


the contracts. Valuation is considered on present value basis. For this purpose, the forward profit or loss on the contracts are discounted to the valuation date using the discounting yields. The resulting profit or loss on valuation is recognised in the Profit and Loss Account. Marked to market value of foreign exchange contracts are classified as assets when the fair value is positive or as liabilities when the fair value is negative.

The Bank recognises all derivative contracts at fair value, on the date on which such derivative contracts are entered into and are re-measured at fair value as at the Balance Sheet date. Marked to market values of such derivatives are classified as assets when the fair value is positive or as liabilities when the fair value is negative.

The Bank as part of its risk management strategy, makes use of derivative instruments, including foreign exchange forward contracts, for hedging the risk embedded in some of its financial assets or liabilities recognised on the balance sheet. The Bank identifies the hedged item (asset or liability) at the inception of the transaction itself. Hedge effectiveness is ascertained at the time of the inception of the hedge and at the reporting date thereafter.

Foreign exchange forward contracts and Principal only swaps (POS) not intended for trading, that are entered into to establish the amount of reporting currency required or available at the settlement date of a transaction, and are outstanding at the Balance Sheet date, are accounted in accordance with AS-11. Accordingly, such contracts are not marked to market and only translated at spot rate. The premium or discount arising at the inception of such forward exchange contract is amortised on a straight line basis as expense or income over the life of the contract. The interest income / expense on such POS transaction is accounted on accrual basis.

In case of a fair value hedge, the changes in the fair value of the hedging instruments and hedged items are recognised in the Profit and Loss Account and in case of cash flow hedges, the changes in fair value of effective portion are recognised in Reserves and Surplus under 'Cash flow hedge reserve' and ineffective portion of an effective hedging relationship, if any, is recognised in the Profit and Loss Account. The accumulated balance in the cash flow hedge reserve, in an effective hedging relationship, is recycled in the Profit and Loss Account at the same time that the impact from the hedged item is recognised in the Profit and Loss Account.

In relation to derivative contracts with non-performing borrowers, the Bank makes provision for the entire amount of overdue and future receivables relating to positive marked to market value of the said derivative contracts.

10. Revenue recognition

Interest income is recognised in the Profit and Loss Account on an accrual basis, except in the case of non-performing assets which is recognised when realised.

Interest income on investments in PTCs and loans bought out through the direct assignment route is recognised at their effective interest rate.

Income on non-coupon bearing discounted instruments is recognised over the tenor of the instrument on a constant yield basis.

Dividend on equity shares and preference shares is recognised as income when the right to receive the dividend is established.

Income from units of mutual funds / AIF is recognised on cash basis.

Loan processing fee is recognised as income when due. Syndication / Arranger fee is recognised as income when a significant act / milestone is completed.

Gain / loss on sell down of loans is recognised in line with the extant RBI guidelines.

Guarantee commission, commission on letter of credit, annual locker rent fees and annual fees for credit cards are recognised on a straight-line basis over the period of contract. Other fees and commission income are recognised when due, where the Bank is reasonably certain of ultimate collection.

Fees paid / received for priority sector lending certificates (PSLC) is recognised on straight-line basis over the period of the certificate.

11. Employee benefits

Stock based Employee Compensation:

The Employee Stock Option Scheme ('the Scheme') provides for the grant of options to acquire equity shares of the Bank to its employees and whole time directors. The Employee Stock Incentive Master Scheme-2022

(ESIS-2022) provides for the grant of Restricted Stock Units (units) to acquire equity shares of the Bank to its employees and whole time directors. The options / units granted shall vest as per their vesting schedule and these may be exercised within a specified period.

The Bank followed the intrinsic value method to account for its stock-based employee compensation plans in respect of options granted up to March 31, 2021. Compensation cost was measured by the excess, if any, of the market price of the underlying stock over the exercise price as determined under the option plan. The market price is the closing price on the stock exchange where there is highest trading volume on the working day immediately preceding the date of grant.

Effective April 01, 2021, the fair value of share-linked instruments on the date of grant for all instruments granted after March 31, 2021 is recognised as an expense in accordance with the RBI guidelines on Compensation of Whole Time Directors / Chief Executive Officers / Material Risk Takers and Control Function staff.

The fair value of the stock-based employee compensation is estimated on the date of grant using Black-Scholes model.

The compensation cost is amortised on a straight-line basis over the vesting period after adjusting estimated forfeiture. Ultimately, the cost for all instruments that vest is recognised. The compensation expense is recognised in the Profit and Loss Account with a corresponding credit to Employee Stock Options Outstanding. On exercise of the stock options, corresponding balance in Employee Stock Options Outstanding is transferred to Share Premium. In respect of the options which expire unexercised, the balance standing to the credit of Employee Stock Options Outstanding is transferred to General Reserve.

Gratuity:

The Bank has an obligation towards gratuity, a defined benefit retirement plan covering all eligible employees. The plan benefit vests upon completion of minimum prescribed period of continuous years of service and is in the form of lump sum amount, without an upper limit, equivalent to 15 days' basic salary payable for each completed year of service to all eligible employees on resignation, retirement or death while in employment or on termination of employment, except in respect of employees of eHDFC Limited, where the vesting is equivalent to one

month's basic salary for each completed year of service till the effective date of amalgamation. The Bank makes contributions to a recognised Gratuity Trust administered by trustees and whose funds are managed by insurance companies. In respect of erstwhile Lord Krishna Bank (eLKB) employees, the Bank makes contribution to a fund set up by eLKB and administered by the Board of Trustees. The defined gratuity benefit plans are valued by an independent actuary as at the Balance Sheet date using the projected unit credit method as per the requirement of AS-15, Employee Benefits, to determine the present value of the defined benefit obligation and the related service costs. The actuarial calculations entails assumptions about demographics, early retirement, salary increases and interest rates. Actuarial gain or loss is recognised in the Profit and Loss Account.

Superannuation:

The Bank has a Superannuation Plan under which employees of the Bank, above a prescribed grade, are entitled to receive retirement benefits either through salary or under a defined contribution plan. For those opting for a defined contribution plan, the Bank contributes a sum equivalent to 13% of the employee's eligible annual basic salary (15% for the whole time directors and for certain eligible employees of the erstwhile Centurion Bank of Punjab (eCBoP staff)) to a Trust administered by trustees and whose funds are managed by insurance companies. The Bank has no liability towards future superannuation fund benefits other than its contribution and recognises such contribution as an expense in the year incurred.

Provident fund:

The Bank is covered under the Employees Provident Fund and Miscellaneous Provisions Act, 1952 and accordingly all employees of the Bank are entitled to receive benefits under the provident fund. The Bank contributes an amount, on a monthly basis, at a determined rate (currently 12% of employee's basic salary). Of this, the Bank contributes an amount equal to 8.33% of employee's basic salary up to a maximum salary level of ₹ 15,000/- per month, to the Pension Scheme administered by the Regional Provident Fund Office. The balance amount out of the 12% employer's share is contributed to an exempted Trust set up by the Bank and administered by the Board of Trustees. The Bank recognises such contributions as an expense in the year in which it is incurred.


Interest payable to the members of the exempted trust shall not be lower than the statutory rate of interest declared by the Central Government under the Employees Provident Funds and Miscellaneous Provisions Act, 1952 and shortfall, if any, shall be made good by the Bank.

The guidance note on implementing AS-15, Employee Benefits, states that benefits involving employer established provident funds, which require interest shortfalls to be provided, are to be considered as defined benefit plan. Actuarial valuation of this Provident Fund interest shortfall is done as per the guidance note issued in this respect by The Institute of Actuaries of India (IAI) and provision towards this liability is made.

The overseas branches of the Bank make contribution to the respective applicable government social security scheme calculated as a percentage of the employees' salaries. The Bank's obligations are limited to these contributions, which are expensed when due, as such contribution is in the nature of defined contribution.

Pension:

In respect of pension payable to certain eLKB employees under the Lord Krishna Bank (Employees) Pension Scheme, which is a defined benefit scheme, the Bank contributes 10% of basic salary to a pension trust set up by the Bank and administered by the Board of Trustees and an additional amount towards the liability shortfall based on an independent actuarial valuation as at the Balance Sheet date, which includes assumptions about demographics, early retirement, salary increases and interest rates.

In respect of certain eLKB employees who had moved to a Cost to Company (CTC) based compensation structure and had completed less than 15 years of service, the contribution which was made until then, is maintained as a fund and will be converted into annuity on separation after a lock-in-period of two years. For this category of employees, liability stands frozen and no additional provision is required except for interest as applicable to Provident Fund, which is provided for.

In respect of certain eLKB employees who moved to a CTC structure and had completed service of more than 15 years, pension would be paid on separation based on salary applicable as on the date of movement to CTC structure. Provision thereto is made based on

an independent actuarial valuation as at the Balance Sheet date.

National Pension System (NPS):

In respect of employees who opt for contribution to the NPS, the Bank contributes certain percentage of the basic salary of employees to the aforesaid scheme, a defined contribution plan, which is managed and administered by pension fund management companies. The Bank has no liability other than its contribution and recognises such contributions as an expense in the year incurred.

12. Debit and credit cards reward points

The Bank estimates the probable redemption of debit and credit card reward points and cost per point using an actuarial method by employing an independent actuary, which includes assumptions such as discount rate, block, withdrawal, cost per reward point, mortality, redemption and spends. Provisions for liabilities on the outstanding reward points are made based on an independent actuarial valuation as at the Balance Sheet date and included in other liabilities and provisions.

13. Bullion

The Bank imports bullion including precious metal bars on a consignment basis or through exchange (India International Bullion Exchange – Gift City). The imports are typically on a back-to-back basis and are priced to the customer based on the price quoted by the supplier. The difference between the price recovered from customers and cost of bullion is accounted at the time of sale to the customers and reported as ''Other Income''.

The Bank also deals in bullion on a borrowing and lending basis and the interest thereon is accounted as interest expense / income respectively.

14. Segment information

The disclosure relating to segment information is in accordance with AS-17, Segment Reporting and as per guidelines issued by RBI.

15. Lease accounting

Lease payments including cost escalation for assets taken on operating lease are recognised as expense in the Profit and Loss Account over the lease term on a straight-line basis in accordance with the AS-19, Leases.



16. Earnings per share

The Bank reports basic and diluted earnings per equity share in accordance with AS-20, Earnings per Share. Basic earnings per equity share has been computed by dividing net profit for the year attributable to equity shareholders by the weighted average number of equity shares outstanding for the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue equity shares were exercised or converted to equity during the year. Diluted earnings per equity share are computed using the weighted average number of equity shares and the dilutive potential equity shares outstanding during the year except where the results are anti-dilutive.

17. Income tax

Income tax expense is the aggregate amount of current tax and deferred tax expense incurred by the Bank. Current tax expense is determined in accordance with the relevant provisions of the Income Tax Act, 1961 and rules framed thereunder and considering the material principles set out in the Income Computation and Disclosure Standards to the extent applicable. Deferred tax expense is determined as per AS-22, Accounting for Taxes on Income. Deferred tax assets and liabilities are recognised for the future tax consequences of timing differences between the carrying values of assets and liabilities and their respective tax bases, and operating loss carried forward, if any. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates as at the Balance Sheet date.

Current tax assets and liabilities and deferred tax assets and liabilities are off-set when they relate to income taxes levied by the same taxation authority, when the Bank has a legal right to off-set and when the Bank intends to settle on a net basis.

Deferred tax assets are recognised only to the extent there is reasonable certainty that the assets can be realised in future. In case of unabsorbed depreciation or carried forward loss under taxation laws, deferred tax assets are recognised only if there is virtual certainty of realisation of such assets. Deferred tax assets are reviewed at each Balance Sheet date and appropriately adjusted to reflect the amount that is reasonably / virtually certain to be realised.

18. Accounting for provisions, contingent liabilities and contingent assets

In accordance with AS-29, "Provisions, Contingent Liabilities and Contingent Assets", the Bank recognises provisions when it has a present obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and when a reliable estimate of the amount of the obligation can be made.

Provisions are determined based on management estimate required to settle the obligation at the Balance Sheet date, supplemented by experience of similar transactions. These are reviewed at each Balance Sheet date and adjusted to reflect the current management estimates.

A disclosure of contingent liability is made when there is:

- a possible obligation arising from a past event, the existence of which will be confirmed by the occurrence or non-occurrence of one or more uncertain future events not within the control of the Bank; or

- a present obligation arising from a past event which is not recognised as it is not probable that an outflow of resources will be required to settle the obligation or a reliable estimate of the amount of the obligation cannot be made.

When there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

Contingent assets, if any, are not recognised in the financial statements since this may result in the recognition of income that may never be realised.

19. Cash and cash equivalents

Cash and cash equivalents include cash, gold in hand, rupee digital currency with RBI, balances with RBI, balances with other banks and money at call and short notice.

20. Share issue expenses

Share issue expenses are adjusted against Share Premium Account in terms of Section 52 of the Companies Act, 2013.

21. Corporate social responsibility

Expenditure towards corporate social responsibility, in accordance with Companies Act, 2013, is recognised in the Profit and Loss Account.


SCHEDULE 18 - Schedules forming part of the standalone financial statements for the year ended March 31, 2025

Amounts in notes forming part of the standalone financial statements for the year ended March 31, 2025 are denominated in rupee crore to conform to extant RBI guidelines, except where stated otherwise.

1. Amalgamation of HDFC Limited

The Board of Directors at its meeting held on April 04, 2022, approved a composite Scheme of amalgamation ("Scheme"), for the amalgamation of: (i) erstwhile HDFC Investments Limited ("eHDFC Investments") and erstwhile HDFC Holdings Limited ("eHDFC Holdings"), with and into erstwhile Housing Development Finance Corporation Limited ("eHDFC Limited"); and thereafter (ii) eHDFC Limited into HDFC Bank Limited ("Bank"), and their respective shareholders and creditors, under Sections 230 to 232 of the Companies Act, 2013 and other applicable laws including the rules and regulations. The Scheme was approved by the shareholders at the National Company Law Tribunal ("NCLT") convened meeting of the shareholders of the Bank held on November 25, 2022. The NCLT, in accordance with Sections 230 to 232 of the Companies Act, 2013 and rules thereunder, vide its order dated March 17, 2023 sanctioned the Scheme. Upon receipt of all requisite approvals, the Bank filed form INC 28 with Registrar of Companies on July 01, 2023 and accordingly, the Scheme became effective on July 01, 2023. As per the Scheme, the appointed date for the amalgamation of eHDFC Limited with and into the Bank is the same as effective date of the Scheme i.e. July 01, 2023. The Profit and Loss Account for the year ended March 31, 2025 include the operations of eHDFC Limited which amalgamated with and into HDFC Bank on July 01, 2023 and hence are not comparable with the Profit and Loss Account for the year ended March 31, 2024.

The amalgamation was accounted under the 'pooling of interest' method as prescribed in Accounting Standard-14 "Accounting for amalgamation" ("AS-14"). Outstanding balances between eHDFC Limited and the Bank were eliminated as on July 01, 2023. All assets and liabilities of eHDFC Limited were recognised by the Bank at their carrying amounts as on that date except for adjustments to bring about uniformity of accounting policies as required under AS-14. The share capital of ₹ 311.04 crore issued by the Bank as consideration pursuant to the Scheme was adjusted against the corresponding share capital of eHDFC Limited of ₹ 370.29 crore and the difference was adjusted to Amalgamation Reserve. Further, excess of cost over face value of Investment in shares of the Bank by eHDFC Limited of ₹ 14,006.31 crore was adjusted to Amalgamation Reserve. Consequently, the Bank recognised a debit balance of ₹ 13,947.06 crore in the Amalgamation Reserve as a result of these adjustments.

Summarized values of assets and liabilities taken over as at July 01, 2023 in accordance with the terms of the Scheme is as detailed below:

Particulars	(₹ crore)
Assets taken over	
Balances with banks and money at call and short notice	5,408.87
Investments	146,773.54
Advances	605,664.86
Fixed assets	1,442.60
Other assets	14,338.34
Total Assets (A)	**773,628.21**
Liabilities, reserves and surplus taken over	
Equity share warrants	265.64
Employees stock options outstanding	123.81
Reserves and surplus	111,005.85
Deposits	157,259.22



Particulars	(₹ crore)
Borrowings	477,539.07
Other liabilities and provisions	27,064.33
Total Liabilities, reserves and surplus (B)	**773,257.92**
Net Assets C = (A-B)	**370.29**

Consequent upon amalgamation becoming effective, the authorised share capital of the Bank stood increased to ₹ 1,190.61 crore (11,90,61,00,000 shares of ₹ 1/- each) on account of transfer to and amalgamation / combination of authorised capital of eHDFC Limited with the authorised share capital of the Bank. In terms of the Scheme, the Bank issued and allotted 3,11,03,96,492 equity shares to the shareholders of eHDFC Limited as on July 13, 2023, being the record date fixed by the Board of Directors as per the Scheme, in accordance with the share exchange ratio i.e. 42 equity shares of face value of ₹ 1/- each of the Bank for every 25 equity shares of face value of ₹ 2/- each of eHDFC Limited. Accordingly, the paid-up share capital of the Bank increased from ₹ 559.18 crore consisting of 5,59,17,98,806 equity shares of ₹ 1/- each to ₹ 753.76 crore consisting of 7,53,75,69,464 equity shares of ₹ 1/- each, post cancellation of 1,16,46,25,834 equity shares held by eHDFC Limited in the Bank on that date in accordance with the provisions of the Scheme.

As part of the Scheme, certain leased out immovable properties of eHDFC Limited were transferred to the Bank on amalgamation. The Bank has initiated necessary steps to foreclose these leases.

2. Proposed dividend

The Board of Directors at its meeting held on April 19, 2025 proposed a dividend of ₹ 22.00 per equity share (previous year: ₹ 19.50 per equity share) aggregating to ₹ 16,834.89 crore subject to the approval of shareholders at the ensuing Annual General Meeting. During the year ended March 31, 2025, the dividend paid by the Bank in respect of the previous year ended March 31, 2024 was ₹ 14,826.19 crore. In terms of the AS-4 "Contingencies and events occurring after the balance sheet date", the Bank has not appropriated the proposed dividend from the Profit and Loss Account and the same will be recognised in the year of actual payout post approval. However, effect of the proposed dividend has been reckoned in determining capital funds in computation of the capital adequacy ratio.

3. Change in accounting policy

The RBI, vide its master direction dated September 12, 2023, issued revised norms (herein after referred as 'revised norms on investments') for the classification, valuation and operation of investment portfolio of banks, which became applicable from April 01, 2024. While hitherto, the investment portfolio was classified under the Held to Maturity (HTM), Available for Sale (AFS) and Held for Trading (HFT) categories, the revised norms bring in a principle-based classification of investment portfolio and a symmetric treatment of fair value gains and losses. In accordance with the revised norms and the Bank's board approved policy, the Bank has classified its investment portfolio as on April 01, 2024 under the categories of Held to Maturity (HTM), Available for Sale (AFS), subsidiaries, associates and joint ventures and Fair Value Through Profit and Loss (FVTPL) with Held for Trading (HFT) as a sub-category of FVTPL, and from that date, measures and values the investment portfolio under the revised framework. On transition to the framework on April 01, 2024, the Bank has recognised a net gain of ₹ 482.87 crore (net of tax of ₹ 127.00 crore) which has been credited to general reserve, in accordance with the said norms. The impact of the revised framework subsequent to the transition is not ascertainable and as such the income / profit or loss from investments for the year ended March 31, 2025, is not comparable with that of the previous year.

4. Capital adequacy

The Bank's capital to risk-weighted assets ratio ('Capital Adequacy Ratio') is calculated in accordance with the RBI guidelines on Basel III capital regulations ('Basel III'). The minimum capital ratio requirement under Basel III as at March 31, 2025 and March 31, 2024 is as follows:


Minimum ratio of capital to risk-weighted assets (RWAs)	% of RWAs
Common Equity Tier 1 (CET 1)	8.2
Tier 1 capital	9.7
Total capital	**11.7**

The above minimum ratios include Capital Conservation Buffer (CCB) and additional capital applicable to the Bank being Domestic-Systemically Important Bank (D-SIB).

The Bank's capital adequacy ratio computed under Basel III is given below:

(₹ crore)

Particulars	As at March 31,	
	2025	2024
CET 1 capital	458,210.41	402,231.82
Additional Tier 1 capital	12,256.50	12,049.50
Tier 1 capital	470,466.91	414,281.32
Tier 2 capital	49,575.61	49,721.50
Total capital	**520,042.52**	**464,002.82**
Total risk weighted assets	**2,660,003.89**	**2,468,028.06**
Capital adequacy ratios under Basel III		
CET 1	17.23%	16.30%
Tier 1	17.69%	16.79%
Tier 2	1.86%	2.01%
Total	**19.55%**	**18.80%**
Leverage Ratio	10.91%	10.40%
Percentage of the shareholding of Government of India	Nil	Nil
Amount of paid-up equity capital raised during the year (Refer Schedule 18(1))	5.53	201.72
Amount of non-equity Tier 1 capital raised during the year, of which:	**Nil**	**Nil**
Basel III compliant Perpetual Debt instrument	Nil	Nil
Amount of Tier 2 capital raised during the year, of which:	**Nil**	**Nil**
Basel III compliant Cumulative Subordinated bonds	Nil	Nil

As on March 31, 2025, the Bank's subordinated and perpetual debt capital instruments amounted to ₹ 22,000.00 crore (previous year: ₹ 22,000.00 crore) and ₹ 12,286.50 crore (previous year: ₹ 12,079.50 crore) respectively.

In accordance with the RBI guidelines, banks are required to make consolidated Pillar 3 and Net Stable Funding Ratio (NSFR) disclosures under the Basel III Framework. These disclosures would be available on the Bank's website at the following link: https://www.hdfcbank.com/personal/resources/regulatory-disclosures. These disclosures have not been subjected to audit by the statutory auditors of the Bank.

Capital infusion

During the year ended March 31, 2025, the Bank allotted 5,53,11,012 equity shares (previous year: 4,66,21,586 equity shares) aggregating to face value of ₹ 5.53 crore (previous year: ₹ 4.66 crore) on exercise of stock options / units. Accordingly, the share capital increased by ₹ 5.53 crore (previous year: ₹ 4.66 crore) and the share premium increased by ₹ 6,340.97 crore (previous year: ₹ 5,245.07 crore).

During the previous year, the Bank issued and allotted 3,11,03,96,492 equity shares to the shareholders of eHDFC Limited in terms of the Scheme. Accordingly, the paid-up share capital of the Bank increased from ₹ 559.18 crore consisting of 5,59,17,98,806 equity shares of ₹ 1/- each to ₹ 753.76 crore consisting of 7,53,75,69,464 equity shares of ₹ 1/- each, post cancellation of 1,16,46,25,834 equity shares held by eHDFC Limited in the Bank on that date in accordance with the provisions of the Scheme. Further, share premium increased by ₹ 51,728.83 crore on amalgamation of eHDFC Limited.

During the previous year, the Bank allotted 2,47,75,632 equity shares pursuant to exercise of convertible share warrants issued by eHDFC Limited. Accordingly, the share capital and share premium of the Bank increased by ₹ 2.48 crore and ₹ 3,455.79 crore respectively, including money received by eHDFC Limited at the time of allotment of share warrants.

The details of the movement in the paid-up equity share capital of the Bank are given below:

(₹ crore)

Particulars	March 31, 2025	March 31, 2024
Opening balance	759.69	557.97
Addition pursuant to stock options / units / warrants exercised	5.53	7.14
Addition pursuant to amalgamation (net of cancellation) (Refer Schedule 18(1))	-	194.58
Closing balance	765.22	759.69

5. Employees Stock Options Outstanding

The cost of stock-based compensation is determined using the fair value method. For the year ended March 31, 2025, an amount of ₹ 1,890.70 crore (previous year: ₹ 1,547.40 crore) is recognised in the profit and loss account and credited to Employees Stock Options Outstanding account. In the previous year, upon amalgamation of eHDFC Limited with and into the Bank, the Bank recognised ₹ 123.81 crore as Employees Stock Options Outstanding on account of fair valuation of share-linked instruments.

During the year ended March 31, 2025, on exercise of share-linked instruments, an amount of ₹ 723.11 crore (previous year: ₹ 84.18 crore) is transferred from Employees Stock Options Outstanding to share premium and on lapses of share-linked instruments, an amount of ₹ 15.11 crore (previous year: ₹ 1.34 crore) is transferred from Employees Stock Options Outstanding to General reserve.

Accounting for employee share based payments

The shareholders of the Bank approved the grant of equity stock options under Plan "C" in June 2005, Plan "D" in June 2007, Plan "E" in June 2010, Plan "F" in June 2013, Plan "G" in July 2016 and Plan "H" in August 2024. The Bank also approved the Employee Stock Incentive Master Scheme in May 2022. Under the terms of each of these plans, the Bank may issue to its employees and Whole Time Directors, Equity Stock Options ('ESOPs') or Restricted Stock Units ('Units') each of which is convertible into one equity share. Further, pursuant to the amalgamation of eHDFC Limited with and into Bank effective from July 01, 2023, the existing ESOP Schemes of the eHDFC Limited comprising of eHDFC 2007, eHDFC 2008, eHDFC 2014, eHDFC 2017 and eHDFC 2020 were taken over by the Bank.

All the plans were framed in accordance with the SEBI (Employee Stock Option Scheme & Employee Stock Purchase Scheme) Guidelines, 1999 as amended from time to time and as applicable at the time of the grant. The accounting for the stock options has been in accordance with the Securities and Exchange Board of India (Share Based Employee Benefits and Sweat Equity) Regulations, 2021 and RBI guidelines to the extent applicable.

The plans provide for the issuance of options at the recommendation of the Nomination and Remuneration Committee of the Board ('NRC') at the closing price on the working day immediately preceding the date when options are granted. This closing price is the closing price of the Bank's equity share on an Indian stock exchange with the highest trading volume as of the working day preceding the date of grant. Further, the units are issued at the face value of the equity share of ₹ 1/-


each. The vesting conditions applicable to the options / units are at the discretion of the NRC. These options / units are exercisable on vesting, for a period as set forth by the NRC at the time of the grant. The period in which the options and units may be exercised cannot exceed five years and one year respectively from the date of vesting period.

Movement in the options / units outstanding under the Employee Stock Option Plans / Restricted Stock Units.

- Movement in the options outstanding under the various employee stock option plans as at March 31, 2025 and March 31, 2024:

Particulars	Number of options March 31, 2025	Weighted average exercise price (₹) March 31, 2025	Number of options March 31, 2024	Weighted average exercise price (₹) March 31, 2024
Options outstanding at the beginning of the year	17,56,59,424	1,307.93	15,16,82,461	1,264.86
Addition on amalgamation (Refer Schedule 18(1))	-	-	4,85,59,681	1,124.77
Granted during the year	2,31,46,660	1,729.84	2,43,84,690	1,611.84
Exercised during the year	5,29,55,047	1,198.42	4,63,04,966	1,133.72
Forfeited / Lapsed during the year	44,76,527	1,458.89	26,62,442	1,096.34
Options outstanding at the end of the year	14,13,74,510	1,413.25	17,56,59,424	1,307.93
Options exercisable	8,13,35,537	1,279.91	9,88,29,856	1,201.65

- Movement in the Units outstanding under the Employees' Stock Incentive Master Scheme as at March 31, 2025 and March 31, 2024:

Particulars	Number of units March 31, 2025	Weighted average exercise price (₹) March 31, 2025	Number of units March 31, 2024	Weighted average exercise price (₹) March 31, 2024
Units outstanding at the beginning of the year	1,17,21,804	1.00	28,91,000	1.00
Granted during the year	62,54,575	1.00	93,54,224	1.00
Exercised during the year	23,55,965	1.00	3,16,620	1.00
Forfeited / Lapsed during the year	7,34,986	1.00	2,06,800	1.00
Units outstanding at the end of the year	1,48,85,428	1.00	1,17,21,804	1.00
Units exercisable	12,07,198	1.00	3,76,070	1.00

- The following table summarizes the information about stock options outstanding as at March 31, 2025:

Plan	Number of shares arising out of options	Range of exercise price (₹)	Weighted average life of options (in years)	Weighted average exercise price (₹)
Plan E	47,93,680	1,636.90	4.96	1,636.90
Plan F	1,14,90,680	1,636.90	4.94	1,636.90
Plan G	7,49,81,293	882.85 to 1,673.10	2.48	1,368.83
Plan H	2,25,72,860	1,677.30 to 1,734.20	6.06	1,733.15
e-HDFC 2007	44,411	255.83	-	255.83
e-HDFC 2008	40,942	160.79	-	160.79
e-HDFC 2014	12,483	603.95	-	603.95
e-HDFC 2017	2,34,032	934.44 to 1,242.15	1.48	1,151.06
e-HDFC 2020	2,72,04,129	1,076.64 to 1,535.27	2.58	1,142.74

- The following table summarizes the information about units outstanding as at March 31, 2025:

Plan	Number of shares arising out of units	Range of exercise price (₹)	Weighted average life of units (in years)	Weighted average exercise price (₹)
ESIS-2022	1,48,85,428	1.00	2.39	1.00

- The following table summarizes the information about stock options outstanding as at March 31, 2024:

Plan	Number of shares arising out of options	Range of exercise price (₹)	Weighted average life of options (in years)	Weighted average exercise price (₹)
Plan E	50,75,360	1,636.90	5.92	1,636.90
Plan F	1,55,51,708	716.60 to 1,636.90	4.84	1,458.30
Plan G	11,54,13,810	882.85 to 1,673.10	2.66	1,333.78
e-HDFC 2007	44,411	255.83	-	255.83
e-HDFC 2008	40,942	160.79	-	160.79
e-HDFC 2014	12,483	603.95	-	603.95
e-HDFC 2017	6,13,926	934.44 to 1,242.15	1.84	1,070.72
e-HDFC 2020	3,89,06,784	1,076.64 to 1,535.27	3.51	1,134.61

- The following table summarizes the information about Units outstanding as at March 31, 2024:

Plan	Number of shares arising out of units	Range of exercise price (₹)	Weighted average life of units (in years)	Weighted average exercise price (₹)
ESIS-2022	1,17,21,804	1.00	2.65	1.00

The assumptions considered in the model for valuing the ESOPs granted during the year ended March 31, 2025 and March 31, 2024 are given below:

Particulars	March 31, 2025	March 31, 2024
Dividend yield	0.77% to 1.36%	0.65% to 0.91%
Expected volatility	21.64% to 27.7%	22.01% to 29.45%
Risk-free interest rate	6.73% to 7.19%	7.17% to 7.54%
Expected life of the options	1 to 8 Years	1 to 8 Years

The assumptions considered in the model for valuing the units granted during the year ended March 31, 2025 and March 31, 2024 are given below:

Particulars	March 31, 2025	March 31, 2024
Dividend yield	0.83% to 1.58%	0.59% to 1.85%
Expected volatility	20.05% to 24.95%	17.68% to 27.50%
Risk-free interest rate	6.82% to 6.88%	7.18% to 7.50%
Expected life of the units	1 to 5 Years	1 to 5 Years


6. Reserves and Surplus

Statutory Reserve

During the year ended March 31, 2025, the Bank has made an appropriation of ₹ 16,836.84 crore (previous year: ₹ 15,203.07 crore) out of profits for the year to the Statutory Reserve pursuant to the requirements of Section 17 of the Banking Regulation Act, 1949 read with RBI guidelines.

General Reserve

During the year ended March 31, 2025, the Bank has made an appropriation of ₹ 6,734.74 crore (previous year: ₹ 6,081.23 crore) out of profits for the year to the General Reserve. Further, the Bank has transferred ₹ 15.11 crore (previous year: ₹ 1.34 crore) from Employee Stock Options Outstanding to General Reserve on lapses of share-linked instruments.

On transition to the revised norms on investments, the Bank has recognised a net gain of ₹ 482.87 crore (net of tax ₹ 127.00 crore) which has been credited to General Reserve.

Special Reserve

During the year ended March 31, 2025, the Bank has made an appropriation of ₹ 3,200.00 crore (previous year: ₹ 3,000.00 crore) to the Special Reserve as per Section 36(1) (viii) of the Income-tax Act, 1961.

Amalgamation Reserve I

The balance of ₹ 1,063.56 crore represents excess of net assets taken over the paid-up value of equity shares issued as consideration with respect to amalgamation of Times Bank Limited during FY 2000 and Centurion Bank of Punjab Limited during FY 2009 with the Bank.

Amalgamation Reserve II

During the previous year, the share capital of ₹ 311.04 crore issued by the Bank as consideration pursuant to the scheme was adjusted against the corresponding share capital of eHDFC Limited of ₹ 370.29 crore and the difference was adjusted to Amalgamation Reserve. Further, excess of cost over face value of Investment in shares of the Bank by eHDFC Limited of ₹ 14,006.31 crore was adjusted to Amalgamation Reserve. Consequently, the Bank recognised a debit balance of ₹ 13,947.06 crore in the Amalgamation Reserve as a result of these adjustments.

Capital Reserve

During the year ended March 31, 2025, the Bank has made an appropriation ₹ 507.00 crore (previous year: ₹ 4,166.42 crore), being the profit on sale of investments under HTM category and profit on sale of immovable properties, net of taxes and transfer to statutory reserve, from the Profit and Loss Account to the Capital Reserve.

Investment Reserve Account

On transition to the revised norms on investments, the Bank has transferred ₹ 529.42 crore from the Investment Reserve Account (IRA) to Investment Fluctuation Reserve (IFR).

In the previous year, the Bank had transferred ₹ 529.42 crore (net) from the Profit and Loss Account to the IRA as per the RBI guidelines.

Investment Fluctuation Reserve

On transition to the revised norms on investments, the Bank has transferred ₹ 529.42 crore from the IRA to IFR.

During the year ended March 31, 2025, the Bank has made an appropriation of Nil (previous year: ₹ 378.00 crore) to IFR. As per RBI guidelines, banks are required to maintain an IFR equivalent to 2.00% of their AFS and FVTPL investment portfolios. The balance in the IFR as at March 31, 2025 is 2.55% (previous year: 3.48%^) of the Bank's AFS and FVTPL investment portfolios.

^ For the year ended March 31, 2024 the ratio represents closing balance in IFR as a percentage of closing balance of investments in AFS and HFT categories.

Foreign Currency Translation Reserve

As at March 31, 2025, the Bank has recognised ₹ 1,073.94 crore (previous year: ₹ 880.11 crore) as Foreign Currency Translation Reserve on account of translation of foreign currency assets and liabilities of non-integral foreign operations.

Cash Flow Hedge Reserve

As at March 31, 2025, the Bank has recognised debit of ₹ 32.73 crore (previous year: credit of ₹ 840.31 crore) as Cash Flow Hedge Reserve on derivative contracts designated as cash flow hedge.

AFS Reserve

Pursuant to the revised norms on investments, the net appreciation or depreciation on all performing investments held under AFS category is directly credited or debited to AFS Reserve. Accordingly, as at March 31, 2025 the Bank has recognised ₹ 616.81 crore, net of taxes as AFS Reserve.

Draw down from Reserves

The Bank has not undertaken any drawdown from reserves during the years ended March 31, 2025 and March 31, 2024.

7. Maturity pattern of certain items of assets and liabilities

Assets and liabilities are classified in the maturity buckets as per the guidelines issued by the RBI.

(₹ crore)

As at March 31, 2025	1 day	2 to 7 days	8 to 14 days	15 to 30 days	31 days to 2 months	Over 2 months to 3 months	Over 3 months to 6 months	Over 6 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total
Loans & advances*	2,875.76	27,392.10	12,897.20	40,050.13	71,181.92	60,523.42	151,419.62	236,048.05	1,086,198.06	298,935.62	632,086.74	2,619,608.62
Investments*	275,028.14	19,401.13	8,858.93	30,964.97	16,949.78	24,167.63	33,222.16	56,577.62	163,813.34	21,387.18	185,988.79	836,359.67
Deposits*	38,243.66	97,906.88	49,473.38	61,456.35	87,900.67	91,825.50	169,313.13	359,512.02	899,764.63	16,490.93	842,827.75	2,714,714.90
Borrowings*	6,998.96	10,136.22	2,390.22	14,298.79	15,271.05	29,326.76	39,529.04	57,770.24	133,233.08	80,745.37	158,231.16	547,930.89
Foreign currency assets	22,356.45	35,522.70	5,274.27	13,654.68	15,776.53	10,202.81	15,872.60	11,357.27	7,396.60	2,085.55	664.86	140,164.32
Foreign currency liabilities	4,064.30	8,839.29	3,912.23	9,736.13	13,031.27	7,977.11	25,911.17	51,491.68	73,441.79	15,044.79	7,679.98	221,129.74

*The amounts represented include Foreign Currency Balances.
Classification of assets and liabilities under the maturity buckets is based on the same estimates and assumptions as used by the Bank for compiling the return submitted to the RBI.
Maturity profile of foreign currency assets and liabilities excludes off-balance sheet items.

(₹ crore)

As at March 31, 2024	1 day	2 to 7 days	8 to 14 days	15 to 30 days	31 days to 2 months	Over 2 months to 3 months	Over 3 months to 6 months	Over 6 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total
Loans & advances*	19,197.51	28,391.57	10,400.64	32,401.95	56,013.49	58,227.97	102,982.13	208,848.55	1,012,579.88	304,743.44	651,074.39	2,484,861.52
Investments*	206,302.25	16,485.17	7,502.85	18,350.29	17,134.25	16,622.47	28,784.60	49,486.69	177,797.25	17,042.04	146,907.10	702,414.96
Deposits*	38,628.02	92,701.82	44,387.29	62,239.18	87,416.56	82,685.74	141,448.99	291,656.00	888,512.25	25,043.54	625,066.89	2,379,786.28
Borrowings*	-	7,963.85	2,852.80	16,063.74	19,316.40	11,186.87	22,102.63	49,186.51	273,598.57	77,326.80	182,554.91	662,153.08
Foreign currency assets	12,607.14	23,456.05	2,350.78	17,135.71	10,038.36	5,253.79	10,764.09	8,381.55	9,931.38	1,719.26	340.54	101,978.65
Foreign currency liabilities	2,022.01	8,410.41	3,581.87	11,727.76	9,235.83	6,187.63	16,392.49	25,461.30	81,464.72	13,751.47	6,121.87	184,357.36

*The amounts represented include Foreign Currency Balances.
Classification of assets and liabilities under the maturity buckets is based on the same estimates and assumptions as used by the Bank for compiling the return submitted to the RBI.
Maturity profile of foreign currency assets and liabilities excludes off-balance sheet items.

8. Liquidity coverage ratio

Quantitative information on Liquidity Coverage Ratio (LCR) for year ended March 31, 2025 is given below:

(₹ crore)

Particulars	Quarter ended March 31, 2025 Total Unweighted Value (average)*	Quarter ended March 31, 2025 Total Weighted Value (average)*	Quarter ended December 31, 2024 Total Unweighted Value (average)*	Quarter ended December 31, 2024 Total Weighted Value (average)*	Quarter ended September 30, 2024 Total Unweighted Value (average)*	Quarter ended September 30, 2024 Total Weighted Value (average)*	Quarter ended June 30, 2024 Total Unweighted Value (average)*	Quarter ended June 30, 2024 Total Weighted Value (average)*
High Quality Liquid Assets								
1 Total High Quality Liquid Assets (HQLA)		725,568.81		711,888.62		669,069.46		632,856.73
Cash Outflows								
2 Retail deposits and deposits from small business customers, of which:	1,538,922.43	135,048.82	1,508,468.62	131,786.49	1,465,366.57	127,182.21	1,433,709.30	123,940.54
(i) Stable deposits	376,868.51	18,843.43	381,207.34	19,060.37	387,088.87	19,354.44	388,607.71	19,430.38
(ii) Less stable deposits	1,162,053.92	116,205.39	1,127,261.28	112,726.12	1,078,277.70	107,827.77	1,045,101.59	104,510.16
3 Unsecured wholesale funding, of which:	695,060.14	434,832.48	648,513.37	409,702.53	604,113.91	381,000.91	599,824.13	377,924.65
(i) Operational deposits (all counterparties)	-	-	-	-	-	-	-	-
(ii) Non-operational deposits (all counterparties)	678,417.33	418,189.67	633,898.22	395,087.38	591,898.71	368,785.71	580,969.92	359,070.44
(iii) Unsecured debt	16,642.81	16,642.81	14,615.15	14,615.15	12,215.20	12,215.20	18,854.21	18,854.21
4 Secured wholesale funding		3,862.43		2,032.99		1,739.31		1,928.80
5 Additional requirements, of which:	241,954.97	141,817.65	220,885.80	122,906.35	226,676.11	129,194.43	221,188.15	127,861.16
(i) Outflows related to derivative exposures and other collateral requirement	131,335.93	131,335.93	112,818.95	112,818.95	119,195.63	119,195.63	118,732.82	118,732.82
(ii) Outflows related to loss of funding on debt products	-	-	-	-	-	-	-	-
(iii) Credit and liquidity facilities	110,619.04	10,481.72	108,066.85	10,087.40	107,480.48	9,998.80	102,455.33	9,128.34
6 Other contractual funding obligation	45,609.68	45,609.68	43,425.24	43,425.24	32,242.97	32,242.97	32,195.84	32,195.84
7 Other contingent funding obligations	1,217,975.13	55,645.11	1,160,737.75	53,101.27	1,107,741.66	50,823.31	1,053,406.03	48,395.75
8 Total Cash Outflows		816,816.17		762,954.87		722,183.14		712,246.74
Cash Inflows								
9 Secured lending (e.g. reverse repo)	-	-	-	-	-	-	-	-
10 Inflows from fully performing exposures	107,691.97	59,904.65	103,940.19	59,950.57	105,839.37	60,753.81	116,481.82	66,508.01
11 Other cash inflows	151,569.88	146,962.87	137,763.63	134,323.06	138,885.27	134,809.97	134,976.09	131,880.08
12 Total Cash Inflows	259,261.85	206,867.52	241,703.82	194,273.63	244,724.64	195,563.78	251,457.91	198,388.09
		Total Adjusted Value		Total Adjusted Value		Total Adjusted Value		Total Adjusted Value
13 TOTAL HQLA		725,568.81		711,888.62		669,069.46		632,856.73
14 Total Net Cash Outflows		609,948.65		568,681.24		526,619.36		513,858.65
15 Liquidity Coverage Ratio(%)		118.96%		125.18%		127.05%		123.16%

*The average weighted and unweighted amounts are calculated taking simple average based on daily observation for the respective quarters.

Quantitative information on Liquidity Coverage Ratio (LCR) for year ended March 31, 2024 is given below:

(₹ crore)

Particulars	Quarter ended March 31, 2024 Total Unweighted Value (average)*	Total Weighted Value (average)*	Quarter ended December 31, 2023 Total Unweighted Value (average)*	Total Weighted Value (average)*	Quarter ended September 30, 2023 Total Unweighted Value (average)*	Total Weighted Value (average)*	Quarter ended June 30, 2023 Total Unweighted Value (average)*	Total Weighted Value (average)*
High Quality Liquid Assets								
1 Total High Quality Liquid Assets (HQLA)		558,424.94		541,719.24		575,640.30		499,351.68
Cash Outflows								
2 Retail deposits and deposits from small business customers, of which:	1,389,203.92	118,703.67	1,348,821.05	114,782.06	1,298,493.38	110,606.05	1,166,141.18	98,075.14
(i) Stable deposits	404,334.39	20,216.72	402,000.92	20,100.05	384,865.68	19,243.28	370,779.51	18,538.97
(ii) Less stable deposits	984,869.53	98,486.95	946,820.13	94,682.01	913,627.70	91,362.77	795,361.67	79,536.17
3 Unsecured wholesale funding, of which:	560,983.51	355,303.23	561,771.39	359,317.05	541,609.54	347,725.89	464,748.70	283,465.87
(i) Operational deposits (all counterparties)	-	-	-	-	-	-	-	-
(ii) Non-operational deposits (all counterparties)	543,681.17	338,000.89	542,284.12	339,829.78	522,112.93	328,229.28	456,595.78	275,312.95
(iii) Unsecured debt	17,302.34	17,302.34	19,487.27	19,487.27	19,496.61	19,496.61	8,152.92	8,152.92
4 Secured wholesale funding		2,277.94		2,971.97		5,101.94		6,062.10
5 Additional requirements, of which:	236,107.76	140,465.49	266,213.81	146,490.41	251,335.01	125,020.27	162,336.10	111,953.16
(i) Outflows related to derivative exposures and other collateral requirement	129,736.77	129,736.77	134,555.64	134,555.64	111,298.99	111,298.99	103,422.79	103,422.79
(ii) Outflows related to loss of funding on debt products	-	-	-	-	-	-	-	-
(iii) Credit and liquidity facilities	106,370.99	10,728.72	131,658.17	11,934.77	140,036.02	13,721.28	58,913.31	8,530.37
6 Other contractual funding obligations	33,471.03	33,471.03	35,686.06	35,686.06	45,409.88	45,409.88	33,089.66	33,089.66
7 Other contingent funding obligations	1,034,507.09	47,611.76	977,735.54	44,891.81	849,851.16	39,267.86	808,158.17	37,549.89
8 Total Cash Outflows		697,833.12		704,139.36		673,131.89		570,195.82
Cash Inflows								
9 Secured lending (e.g. reverse repo)	-	-	-	-	-	-	-	-
10 Inflows from fully performing exposures	118,860.92	66,988.99	110,959.10	60,938.55	101,047.03	54,850.27	102,728.53	56,125.65
11 Other cash inflows	147,654.01	144,129.42	152,187.17	148,653.92	146,308.02	139,050.96	121,139.75	115,532.96
12 Total Cash Inflows	266,514.93	211,118.41	263,146.27	209,592.47	247,355.05	193,901.23	223,868.28	171,658.61
	Total Adjusted Value		**Total Adjusted Value**		**Total Adjusted Value**		**Total Adjusted Value**	
13 TOTAL HQLA	558,424.94		541,719.24		575,640.30		499,351.68	
14 Total Net Cash Outflows	486,714.71		494,546.89		479,230.66		398,537.21	
15 Liquidity Coverage Ratio (%)	114.73%		109.54%		120.12%		125.30%	

The average weighted and unweighted amounts are calculated taking simple average based on daily observation for the respective quarters.

Qualitative disclosure on LCR

The Liquidity Coverage Ratio (LCR) is one of the Basel Committee's key reforms to develop a more resilient banking sector. The objective of the LCR is to promote the short-term resilience of the liquidity risk profile of banks. It does this by ensuring that banks have an adequate stock of unencumbered high-quality liquid assets (HQLA) that can be converted easily and immediately into cash to meet their liquidity needs for a 30 calendar day liquidity stress scenario. The LCR is expected to improve the banking sector's ability to absorb shocks arising from financial and economic stress, whatever the source, thus reducing the risk of spillovers from the financial sector to the real economy.

The Liquidity Risk Management of the Bank is governed by the Asset Liability Management (ALM) Policy approved by the Board. The Asset Liability Committee (ALCO) is a decision-making unit responsible for implementing the liquidity and interest rate risk management strategy of the Bank in line with its risk management objectives and ensures adherence to the risk tolerance / limits set by the Board. The Bank has also set up a senior level management committee, viz., the Group Risk Management Committee (GRMC) under the ICAAP framework of the Bank, to establish a formal and dedicated structure to periodically assess the nature / quantum of material risks of the subsidiaries and adequacy of its risk management processes, including providing oversight for managing liquidity risk. Liquidity for the Bank's domestic banking operations is directly managed at the Head Office. The overseas branches and offshore unit of the Bank independently manage their liquidity requirements with support from the Head Office. Similarly, the Bank's subsidiaries independently manage their liquidity requirements under guidance of the GRMC, which, along with senior management of the subsidiaries, reviews the risk assessment of material risks at the subsidiaries. Further, the Bank maintains suitable systems and processes to monitor liquidity requirements in other currencies as appropriate.

In order to determine cash outflows, the Bank segregates its deposits into various customer segments, viz., Retail (which include deposits from individuals), Small Business Customers (those with deposits upto ₹ 7.5 crore), and Wholesale (which would cover all residual deposits). Other contractual funding, including a portion of other liabilities which are expected to run down in a 30-day time frame are included in the cash outflows. These classifications, based on extant regulatory guidelines, are part of the Bank's LCR framework, and are also submitted to the RBI.

The LCR is calculated by dividing a Bank's stock of HQLA by its total net cash outflows over a 30-day stress period. The present minimum requirement, as on March 31, 2025, is 100%.

In the Indian context, the run-off factors for the stressed scenarios are prescribed by the RBI, for various categories of liabilities (viz., deposits, unsecured and secured wholesale borrowings), undrawn commitments, derivative-related exposures, and offset with inflows emanating from assets maturing within the same time period. Given below is a table of run-off factors and the average LCR maintained by the Bank quarter-wise over the past two years:

Particulars	Run-off factors
Retail deposits	5% - 10%
Small business customers	5% - 10%
Operational deposits	5% - 25%
Non-financial corporates, sovereigns, central banks, multilateral development banks, and PSEs	40%
Other legal entities	100%



Quarter ended	LCR Maintained (average)	LCR Required
March 31, 2025	118.96%	100.00%
December 31, 2024	125.18%	100.00%
September 30, 2024	127.05%	100.00%
June 30, 2024	123.16%	100.00%
March 31, 2024	114.73%	100.00%
December 31, 2023	109.54%	100.00%
September 30, 2023	120.12%	100.00%
June 30, 2023	125.30%	100.00%

The average LCR for the quarter ended March 31, 2025, was at 118.96% as against 114.73% for the quarter ended March 31, 2024, and above the present prescribed minimum requirement of 100%. The average HQLA for the quarter ended March 31, 2025, was ₹ 725,568.81 crore, as against ₹ 558,424.94 crore for the quarter ended March 31, 2024. During the same period the composition of government securities and treasury bills in the HQLA was at 96.55% as compared to 95.74% in the previous year.

For the quarter ended March 31, 2025, derivative exposures (net of cash inflows) / collateral requirements and undrawn commitments constituted around 0.47% and 1.28% respectively of average cash outflow as against 0.59% and 1.54% respectively for quarter ended March 31, 2024. The Bank has a significant portion of funding through deposits. As of March 31, 2025, the top 20 depositors comprised of 4.32% of total deposits indicating a healthy and stable deposit profile.

9. Investments

As per the revised norms for classification, valuation and operation of investment portfolio of banks, which became applicable from April 01, 2024, the consequent transition adjustment as on that date is given below:

(₹ crore)

Previous Framework	Net Book Value as on March 31, 2024	Revised Framework as on April 01, 2024					Transitional adjustment
		Held to Maturity (HTM)	Available for Sale (AFS)	Fair Value Through Profit and Loss (FVTPL)	Subsidiaries, Associates & JVs	Total	
Held to Maturity (HTM)	558,458.55	398,025.22	144,433.99	1,484.75	12,639.62	556,583.58	(1,874.97)
Available for Sale (AFS)	128,786.09	8,848.55	87,608.32	33,984.44	824.73	131,266.04	2,479.95
Held for Trading (HFT)	15,170.32	-	-	15,175.21	-	15,175.21	4.89
Net	**702,414.96**	**406,873.77**	**232,042.31**	**50,644.40**	**13,464.35**	**703,024.83**	**609.87**


Composition of investments as at March 31, 2025 (as per the revised norms on investments)

(₹ crore)

	Investments in India							Investments outside India				Total Investments
	Government Securities	Other Approved Securities	Shares	Debentures and Bonds	Subsidiaries and / or joint ventures	Others	Total Investments in India	Government Securities (including local authorities)	Subsidiaries and / or joint ventures	Others	Total Investments outside India	
Held to Maturity*												
Gross	596,551.53	-			13,893.91	7,781.69	618,227.13	-	5.41	-	5.41	618,232.54
(Less): Provision for non-performing investments (NPI)	-	-	-	-	-	-	-	-	-	-	-	-
Net	596,551.53	-	-		13,893.91	7,781.69	618,227.13	-	5.41	-	5.41	618,232.54
Available for Sale												
Gross	135,807.35	-	-	12,909.21		5,261.87	153,978.43	910.87		530.61	1,441.48	155,419.91
Add / (less): MTM appreciation / depreciation and provision for NPI	710.31	-	-	51.98	-	58.07	820.36	7.22	-	0.96	8.18	828.54
Net	136,517.66	-	-	12,961.19		5,319.94	154,798.79	918.09	-	531.57	1,449.66	156,248.45
FVTPL^												
Gross	31,762.43	-	3,893.08	15,678.18	-	9,912.65	61,246.34	-	-	928.05	928.05	62,174.39
Add / (less): MTM appreciation / depreciation and provision for NPI	398.52	-	(248.30)	83.71	-	(548.26)	(314.33)	-	-	18.63	18.63	(295.70)
Net	32,160.95	-	3,644.78	15,761.89	-	9,364.39	60,932.01	-	-	946.68	946.68	61,878.69
Total Investments	764,121.31	-	3,893.08	28,587.39	13,893.91	22,956.21	833,451.90	910.87	5.41	1,458.66	2,374.94	835,826.84
Less: Provision for non-performing investments for HTM category	-	-	-	-	-	-	-	-	-	-	-	-
Add / (less): MTM appreciation / depreciation and provision for NPI for AFS and FVTPL^ categories	1,108.83	-	(248.30)	135.69	-	(490.19)	506.03	7.22	-	19.59	26.81	532.84
Net	765,230.14	-	3,644.78	28,723.08	13,893.91	22,466.02	833,957.93	918.09	5.41	1,478.25	2,401.75	836,359.68

*Includes group companies as per the revised norms on investments,

^ Includes HFT as sub-category as per the revised norms on investments.

Composition of investments as at March 31, 2024

(₹ crore)

	Investments in India							Investments outside India				Total Investments
	Government Securities	Other Approved Securities	Shares	Debentures and Bonds	Subsidiaries and / or joint ventures	Others	Total Investments in India	Government Securities (including local authorities)	Subsidiaries and / or joint ventures	Others	Total Investments outside India	
Held to Maturity												
Gross	541,803.48	-	-	3,179.39	12,634.21	836.06	558,453.14	-	5.41	-	5.41	558,458.55
Less: Provision for non-performing investments (NPI)	-	-	-	-	-	-	-	-	-	-	-	-
Net	541,803.48	-	-	3,179.39	12,634.21	836.06	558,453.14	-	5.41	-	5.41	558,458.55
Available for Sale												
Gross	95,729.94	-	2,070.77	13,782.68	-	15,524.66	127,108.05	248.04	-	1,656.19	1,904.23	129,012.28
Less: Provision for depreciation and NPI	-	-	97.93	121.08	-	-	219.01	-	-	7.18	7.18	226.19
Net	95,729.94	-	1,972.84	13,661.60	-	15,524.66	126,889.04	248.04	-	1,649.01	1,897.05	128,786.09
Held for Trading												
Gross	7,272.98	-	0.16	3,233.74	-	4,999.75	15,506.63	-	-	-	-	15,506.63
Less: Provision for depreciation and NPI	-	-	-	-	-	336.31	336.31	-	-	-	-	336.31
Net	7,272.98	-	0.16	3,233.74	-	4,663.44	15,170.32	-	-	-	-	15,170.32
Total Investments	644,806.40	-	2,070.93	20,195.81	12,634.21	21,360.47	701,067.82	248.04	5.41	1,656.19	1,909.64	702,977.46
Less: Provision for non-performing investments for HTM category	-	-	-	-	-	-	-	-	-	-	-	-
Less: Provision for depreciation and NPI for AFS and HFT categories	-	-	97.93	121.08	-	336.31	555.32	-	-	7.18	7.18	562.50
Net	**644,806.40**	**-**	**1,973.00**	**20,074.73**	**12,634.21**	**21,024.16**	**700,512.50**	**248.04**	**5.41**	**1,649.01**	**1,902.46**	**702,414.96**

Other investment outside India as at March 31, 2025 includes shares of ₹ 96.47 crore (previous year: ₹ 21.53 crore) and bonds and debentures of ₹ 1,381.78 crore (previous year: ₹ 1,627.48 crore).


- **Movement in provisions held towards depreciation on investments & Investment Fluctuation Reserve:**

(₹ crore)

Particulars	March 31, 2025	March 31, 2024
i) Movement in provisions held towards depreciation on investments		
a) Opening balance	562.49	1,392.27
b) Add: Addition on amalgamation (Refer Schedule 18(1))	-	103.37
c) Less: Transition adjustment*	447.00	-
d) Add: Provision made during the year$	0.73	364.66
e) Less: Write-off, write back of excess provision during the year$	88.53	1,297.81
f) Closing balance$	27.69	562.49
ii) Movement of Investment Fluctuation Reserve		
a) Opening balance	5,032.00	3,701.00
b) Add: Addition on amalgamation (Refer Schedule 18(1))	-	953.00
c) Add: Amount transferred during the year#	529.42	378.00
d) Less: Drawdown	-	-
e) Closing balance	5,561.42	5,032.00
iii) Closing balance in IFR as a percentage of closing balance of investments in AFS and FVTPL category^	2.55%	3.48%

Movement in provisions held towards depreciation on investments has been reckoned on a yearly basis.

* Reduction on transition pursuant to the revised norms on investments.

$ Represents provision in respect of NPIs for the year ended March 31, 2025 and provision for depreciation on investments (including NPIs) for the year ended March 31, 2024.

 # Transferred from investment reserve account on transition as per the revised norms on investments.

^ For the year ended March 31, 2024 the ratio represents closing balance in IFR as a percentage of closing balance of investments in AFS and HFT categories.

- **Sale and transfers to / from HTM category**

During the year ended March 31, 2025, there has been no sale from HTM category in excess of 5% of the book value of investments held in the HTM category at the beginning of the year. The 5% threshold is excluding sale which are exempted as per extant RBI guidelines.

During the year ended March 31, 2024, there has been no sale from, and transfer to / from, HTM category in excess of 5% of the book value of investments held in the HTM category at the beginning of the year. The 5% threshold is excluding the sale and transfer which are exempted as per extant RBI guidelines.

- **Non-SLR investment portfolio**

   ✓ Non-performing non-SLR investments:

(₹ crore)

Particulars	March 31, 2025	March 31, 2024
Opening balance	116.67	6.65
Addition on amalgamation (Refer Schedule 18(1))	-	99.76
Additions during the year	26.17	65.08
Reductions during the year	115.15	54.82
Closing balance	**27.69**	**116.67**
Total provisions held	**27.69**	**115.49**

   ✓ Issuer-wise composition of non-SLR investments as at March 31, 2025:

(₹ crore)

Sr. No.	Issuer	Amount	Extent of private placement#	Extent of "below investment grade" securities#(1)	Extent of "unrated" securities#(2)	Extent of "unlisted" securities#(2)
1	Public sector undertakings	889.34	404.63	-	-	-
2	Financial institutions	7,729.90	2,972.28	-	-	-
3	Banks	8,283.77	6,536.28	611.50	-	-
4	Private corporate	17,631.89	14,893.10	-	58.51	1,275.97
5	Subsidiaries / Joint Ventures(3)	13,899.32	13,705.21	-	-	-
6	Others	23,271.30	15,646.13	-	-	-
7	MTM - appreciation / depreciation and provision for NPI	(575.99)				
	Total	**71,129.53**	**54,157.63**	**611.50**	**58.51**	**1,275.97**

Amounts reported under these columns are not mutually exclusive.

(1) Represents overseas investment of ₹ 611.50 crore in bond and debentures issued by entities having domicile in India, where the issuer rating given by domestic rating agencies is above investment grade.

(2) Excludes investments in securities issued by foreign sovereigns, equity shares, units of equity oriented mutual fund schemes, equity / debt instruments / units issued by Category I and II Alternative Investment Funds (AIFs), commercial paper, certificate of deposits, securities acquired by way of conversion of debt, security receipts, pass through certificates and unlisted convertible debentures.

(3) Investments in debt securities issued by Subsidiaries / Joint Ventures have been classified under Subsidiaries / Joint Ventures.


✓ Issuer-wise composition of non-SLR investments as at March 31, 2024:

(₹ crore)

Sr. No.	Issuer	Amount	Extent of private placement#	Extent of "below investment grade" securities#(1)	Extent of "unrated" securities#(2)	Extent of "unlisted" securities#(2)
1	Public sector undertakings	1,871.55	1,682.03	-	-	-
2	Financial institutions	2,145.00	861.71	-	-	-
3	Banks	5,272.25	4,036.97	359.04	-	-
4	Private corporate	14,634.12	12,040.96	-	100.91	2,035.82
5	Subsidiaries / Joint ventures(3)	12,639.62	12,445.52	-	-	-
6	Others	21,608.51	16,092.11	-	-	-
7	Provision held towards depreciation	(562.49)				
	Total	**57,608.56**	**47,159.30**	**359.04**	**100.91**	**2,035.82**

Amounts reported under these columns are not mutually exclusive.

(1) Represents overseas investment of ₹ 359.04 crore in bond and debentures issued by entities having domicile in India, where the issuer rating given by domestic rating agencies is above investment grade.

(2) Excludes investments in securities issued by foreign sovereigns, equity shares, units of equity oriented mutual fund schemes, equity / debt instruments / units issued by Category I and II Alternative Investment Funds (AIFs), commercial paper, certificate of deposits, securities acquired by way of conversion of debt, security receipts, pass through certificates and unlisted convertible debentures.

(3) Investments in debt securities issued by Subsidiaries / Joint Ventures have been classified under Private Corporates.

• **Repo transactions**

✓ Details of repo / reverse repo deals excluding tri-party repo / reverse repo done during the year ended March 31, 2025:

(₹ crore)

Particulars	Minimum outstanding during the year		Maximum outstanding during the year		Daily average outstanding during the year		Outstanding as at March 31, 2025	
	FV[1]	MV[2]	FV[1]	MV[2]	FV[1]	MV[2]	FV[1]	MV[2]
Securities sold under repo								
1. Government securities	-	-	46,454.86	47,000.00	7,928.72	8,068.64	7,572.50	7,918.96
2. Corporate debt securities	-	-	131.37	123.62	39.03	36.72	128.21	120.64
3. Any other securities	-	-	-	-	-	-	-	-
Securities purchased under reverse repo								
1. Government securities	-	-	65,402.40	64,988.25	4,474.82	4,484.70	29,295.27	30,963.47
2. Corporate debt securities	-	-	-	-	-	-	-	-
3. Any other securities	-	-	-	-	-	-	-	-

1. FV: Face Value
2. MV: Market Value


✓ Details of repo / reverse repo deals excluding tri-party repo / reverse repo done during the year ended March 31, 2024:

(₹ crore)

Particulars	Minimum outstanding during the year		Maximum outstanding during the year		Daily average outstanding during the year		Outstanding as at March 31, 2024	
	FV[1]	MV[2]	FV[1]	MV[2]	FV[1]	MV[2]	FV[1]	MV[2]
Securities sold under repo								
1. Government securities	-	-	121,168.11	119,495.43	22,036.86	22,016.52	5,567.14	5,654.30
2. Corporate debt securities	-	-	-	-	-	-	-	-
3. Any other securities	-	-	-	-	-	-	-	-
Securities purchased under reverse repo								
1. Government securities	-	-	49,785.56	51,006.65	6,426.30	6,447.30	-	-
2. Corporate debt securities	-	-	-	-	-	-	-	-
3. Any other securities	-	-	-	-	-	-	-	-

1. FV: Face Value
2. MV: Market Value

✓ Details of tri-party repo / reverse repo deals done during the year ended March 31, 2025*:

(₹ crore)

Particulars	Minimum outstanding during the year		Maximum outstanding during the year		Daily average outstanding during the year		Outstanding as at March 31, 2025	
	FV[1]	MV[2]	FV[1]	MV[2]	FV[1]	MV[2]	FV[1]	MV[2]
Securities sold under repo								
1. Government securities	-	-	74,860.20	74,860.20	17,126.54	17,126.54	5,000.00	5,000.00
2. Corporate debt securities	-	-	-	-	-	-	-	-
3. Any other securities	-	-	-	-	-	-	-	-
Securities purchased under reverse repo								
1. Government securities	-	-	30,287.00	30,287.00	1,335.83	1,335.83	-	-
2. Corporate debt securities	-	-	-	-	-	-	-	-
3. Any other securities	-	-	-	-	-	-	-	-

* FV and MV represent the amount borrowed or lent in tri-party repo / reverse repo deals
1. FV: Face Value
2. MV: Market Value


✓ Details of tri-party repo / reverse repo deals done during the year ended March 31, 2024*:

(₹ crore)

Particulars	Minimum outstanding during the year		Maximum outstanding during the year		Daily average outstanding during the year		Outstanding as at March 31, 2024	
	FV[1]	MV[2]	FV[1]	MV[2]	FV[1]	MV[2]	FV[1]	MV[2]
Securities sold under repo								
1. Government securities	-	-	95,823.40	95,823.40	33,986.83	33,986.83	-	-
2. Corporate debt securities	-	-	-	-	-	-	-	-
3. Any other securities	-	-	-	-	-	-	-	-
Securities purchased under reverse repo								
1. Government securities	-	-	22,587.55	22,587.55	431.30	431.30	-	-
2. Corporate debt securities	-	-	-	-	-	-	-	-
3. Any other securities	-	-	-	-	-	-	-	-

* FV and MV represent the amount borrowed or lent in tri-party repo / reverse repo deals.
1. FV: Face Value
2. MV: Market Value

✓ **Details of Government Security Lending (GSL) transactions:**

The Bank has not done any Government Security Lending transactions during the year ended March 31, 2025 and March 31, 2024, under the Reserve Bank of India (Government Securities Lending) Directions, 2023 effective December 27, 2023.

- **Securities kept as margin**

The details of securities that are kept as margin are as under:

(₹ crore)

Sr. No.	Particulars	Face value as at March 31,	
		2025	2024
I.	Securities kept as margin with Clearing Corporation of India towards:		
	a) Collateral and funds management – Securities segment	9,100.00	9,100.00
	b) Collateral and funds management –Tri-party Repo	116,250.00	39,000.00
	c) Default fund – Forex Forward segment	362.10	247.10
	d) Default fund – Forex Settlement segment	86.05	51.05
	e) Default fund – Rupee Derivatives (Guaranteed Settlement) segment	199.15	199.15
	f) Default fund – Securities segment	255.00	255.00
	g) Default fund –Tri-party repo segment	55.00	55.00
II.	Securities kept as margin with the RBI towards:		
	a) Real Time Gross Settlement (RTGS)	91,562.48	64,687.48
	b) Repo transactions	174,419.38	65,172.27
III.	Securities kept as margin with National Securities Clearing Corporation of India (NSCCIL) towards NSE Currency Derivatives segment.	-	-
IV.	Securities kept as margin with Indian Clearing Corporation Limited towards BSE Currency Derivatives segment.	458.72	358.72
V.	Securities kept as margin with National Securities Clearing Corporation of India (NSCCIL) towards Capital market.	1,900.00	1,400.00

10. Asset quality

• **Classification of assets and provisions held as at March 31, 2025**

(₹ crore)

	Standard	Non-Performing				Total
	Total Standard Advances	Substandard	Doubtful	Loss	Total Non-Performing Assets	Total
Gross Standard Advances and NPAs^						
Opening Balance	2,476,770.96	11,508.47	17,063.72	2,601.13	31,173.32	2,507,944.28
Add: Addition on amalgamation (Refer Schedule 18(1))					-	
Add: Additions during the year					31,977.43	
Less: Reductions during the year					27,928.11	
Closing balance	**2,608,288.19**	**14,452.42**	**17,643.58**	**3,126.64**	**35,222.64**	**2,643,510.83**
Reductions in Gross NPAs due to:						
i) Upgradation*					11,536.99	
ii) Recoveries (excluding recoveries from upgraded accounts)					4,545.32	
iii) Technical / Prudential Write-offs					10,054.32	
iv) Write-offs other than those under (iii) above					1,791.48	
Provisions (excluding Floating Provisions)^^						
Opening balance of provisions held	10,663.71	5,001.84	15,479.47	2,600.27	23,081.58	33,745.29
Add: Addition on amalgamation (Refer Schedule 18(1))					-	
Add: Fresh provisions made during the year					21,175.51	
Less: Excess provision reversed / Write-off loans					20,354.88	
Closing balance of provisions held	**10,862.90**	**5,506.83**	**15,268.74**	**3,126.64**	**23,902.21**	**34,765.11**
Net NPAs						
Opening Balance		6,506.63	1,584.25	0.86	8,091.74	
Add: Addition on amalgamation (Refer Schedule 18(1))					-	
Add: Fresh additions during the year					10,801.92	
Less: Reductions during the year					7,573.23	
Closing Balance		8,945.59	2,374.84	-	11,320.43	11,320.43


^ *NPAs represents advances aggregating to ₹ 35,194.95 crore (previous year: ₹ 31,056.65 crore) and investments and foreign exchange and derivatives of ₹ 27.69 crore (previous year: ₹ 116.67 crore) that are classified as non-performing by the Bank.*

^^ *Closing balance in provisions represents provisions on advances aggregating to ₹ 23,874.52 crore (previous year: ₹ 22,966.09 crore) and provisions on investments and foreign exchange and derivatives of ₹ 27.69 crore (previous year: ₹ 115.49 crore).*

* *Includes those accounts where all overdue have been paid.*

- **Classification of assets and provisions held as at March 31, 2024**

(₹ crore)

	Standard	Non-Performing				Total
	Total Standard Advances	Substandard	Doubtful	Loss	Total Non-Performing Assets	Total
Gross Standard Advances and NPAs^						
Opening Balance	1,596,217.76	7,827.16	8,745.35	1,446.52	18,019.03	1,614,236.79
Add: Addition on amalgamation (Refer Schedule 18(1))#					12,281.15	
Add: Additions during the year					27,980.95	
Less: Reductions during the year					27,107.81	
Closing balance	2,476,770.96	11,508.47	17,063.72	2,601.13	31,173.32	2,507,944.28
Reductions in Gross NPAs due to:						
i) Upgradation*					11,893.91	
ii) Recoveries (excluding recoveries from upgraded accounts)					4,183.95	
iii) Technical / Prudential Write-offs					9,343.08	
iv) Write-offs other than those under (iii) above					1,686.87	
Provisions (excluding Floating Provisions)^^						
Opening balance of provisions held	6,988.66	3,842.87	8,361.21	1,446.52	13,650.60	20,639.26
Add: Addition on amalgamation (Refer Schedule 18(1))					9,130.85	
Add: Fresh provisions made during the year**					19,365.78	
Less: Excess provision reversed / Write-off loans					19,065.65	
Closing balance of provisions held	10,663.71	5,001.84	15,479.47	2,600.27	23,081.58	33,745.29
Net NPAs						
Opening Balance		3,984.29	384.14	-	4,368.43	
Add: Addition on amalgamation (Refer Schedule 18(1))					3,150.30	
Add: Fresh additions during the year					8,615.17	
Less: Reductions during the year					8,042.16	
Closing Balance		6,506.63	1,584.25	0.86	8,091.74	8,091.74

^ *NPAs represents advances aggregating to ₹ 31,056.65 crore (previous year: ₹ 18,011.85 crore) and investments and foreign exchange and derivatives of ₹ 116.67 crore (previous year: ₹ 7.18 crore) that are classified as non-performing by the Bank.*

^^ *Closing balance in provisions represents provisions on advances aggregating to ₹ 22,966.09 crore (previous year: ₹ 13,643.70 crore) and provisions on investments and foreign exchange and derivatives of ₹ 115.49 crore (previous year: ₹ 6.90 crore).*



** *Includes NPA of ₹ 214.44 crore and provision thereon ₹ 83.76 crore that has been debited to Balance in Profit and Loss Account as on the effective date of amalgamation, in respect of harmonisation on common borrower exposure.*
* *Includes those accounts where all overdue have been paid.*

- **Technical or prudential write-offs**

  As per RBI circular dated June 08, 2023 on "Framework for Compromise Settlements and Technical Write-offs". Technical Write-offs are cases where the non-performing assets remain outstanding at borrowers' loan account level but are written-off (fully or partially) by the Bank only for accounting purposes, without involving any waiver of claims against the borrower, and without prejudice to the recovery of the same. Movement in the stock of technically or prudentially written-off accounts is given below:

  (₹ crore)

Particulars	March 31, 2025	March 31, 2024
Opening balance of technical / prudential write-offs	42,661.39	32,768.64
Addition on amalgamation (Refer Schedule 18(1))*	-	4,988.87
Technical / Prudential write-offs during the year	10,054.32	9,343.08
Recoveries made from previously technically / prudentially written-off accounts during the year	(3,079.42)	(2,692.25)
Sacrifice made from previously technical / prudential written-off accounts during the year	(2,836.86)	(1,746.95)
Closing balance of technical / prudential write-offs	46,799.43	42,661.39

  * *Special purpose financial statement of eHDFC Limited as at the day beginning on July 01, 2023, had reported technical write-offs amounting to ₹ 4,645.03 crore. Subsequently, the Bank identified additional technical write-offs amounting to ₹ 343.84 crore. Accordingly, addition on amalgamation reported above is after including those additional technical write-offs.*

- **Floating provisions**

  Floating provision of ₹ 12,351.28 crore (previous year: ₹ 12,351.28 crore) has been included under "Other Liabilities". Movement in floating provision is given below:

  (₹ crore)

Particulars	March 31, 2025	March 31, 2024
Opening balance	12,351.28	1,451.28
Provisions made / reinstated during the year	-	10,900.00
Draw down made during the year	-	-
Closing balance	12,351.28	12,351.28

  Floating provisions shall be utilised as per the Board approved policy for contingencies under extraordinary circumstances and for making specific provision for impaired accounts in accordance with the RBI guidelines / directions.

Particulars	March 31, 2025	March 31, 2024
Gross non-performing assets to gross advances[1]	1.33%	1.24%
Gross non-performing advances to gross advances	1.33%	1.24%
Net non-performing assets[2] to net advances[3]	0.43%	0.33%
Provision coverage ratio[4]	67.86%	74.04%

  1   *Gross advances are net of bills rediscounted and interest in suspense for non-performing advances.*

  2   *Net NPAs are non-performing assets net of specific provisions, claims received from Credit Guarantors, provisions for funded interest term loans classified as NPAs and provisions in lieu of diminution in the fair value of restructured assets classified as NPAs.*



3   Net advances are equivalent to gross advances net of specific loan loss provisions, claims received from Credit Guarantors, provision for funded interest term loans classified as NPA and provisions in lieu of diminution in the fair value of restructured assets.

4   Provision coverage ratio does not include assets written-off.

- **Sector-wise Advances and Gross NPAs**

(₹ crore)

Sr. No.	Sector	As at March 31, 2025			As at March 31, 2024		
		Gross advances	Gross non-performing assets	% of gross non-performing assets to gross advances in that sector	Gross advances	Gross non-performing assets	% of gross non-performing assets to gross advances in that sector
A	**Priority sector**						
1	Agriculture and allied activities	208,341.69	8,009.42	3.84%	180,358.48	5,312.08	2.95%
2	Advances to industries eligible as priority sector lending	237,782.88	2,211.48	0.93%	215,907.22	1,568.12	0.73%
	- Power	1,147.06	1.85	0.16%	736.94	1.85	0.25%
3	Services	299,475.81	4,687.34	1.57%	245,362.07	4,788.76	1.95%
	- Consumer Services	47,347.94	231.07	0.49%	-	-	-
	- NBFC	13,738.32	-	0.00%	11,837.99	-	0.00%
	- Real Estate & Property Services	22,497.05	1,770.27	7.87%	16,285.78	1,795.40	11.02%
4	Personal loans	143,455.20	2,090.54	1.46%	143,433.21	1,412.86	0.99%
	- Home Loan	139,362.67	1,624.17	1.17%	143,056.82	1,404.67	0.98%
	Sub-total (A)	**889,055.58**	**16,998.78**	**1.91%**	**785,060.98**	**13,081.82**	**1.67%**
B	**Non Priority sector**						
1	Agriculture and allied activities	8,168.31	161.66	1.98%	6,402.27	388.64	6.07%
2	Industry	333,313.99	2,898.80	0.87%	318,400.59	2,768.53	0.87%
	- Power	62,486.99	544.66	0.87%	65,220.92	551.71	0.85%
3	Services	463,859.09	7,912.05	1.71%	521,219.28	9,008.06	1.73%
	- Consumer Services	44,540.68	307.85	0.69%	-	-	-
	- NBFC	117,264.48	215.32	0.18%	146,538.31	231.50	0.16%
	- Real Estate & Property Services	73,220.20	4,097.92	5.60%	84,724.58	4,608.73	5.44%
4	Personal loans	949,086.17	7,251.35	0.76%	876,744.49	5,926.27	0.68%
	- Home Loan	484,814.90	2,698.32	0.56%	439,245.80	2,071.38	0.47%
	- Vehicle / Auto Loans	-	-	-	102,783.94	1,261.43	1.23%
	Sub-total (B)	**1,754,427.56**	**18,223.86**	**1.04%**	**1,722,766.63**	**18,091.50**	**1.05%**
	Total (A) + (B)	**2,643,483.14**	**35,222.64**	**1.33%**	**2,507,827.61**	**31,173.32**	**1.24%**



- **Overseas assets, NPAs and revenue**

(₹ crore)

Particulars	March 31, 2025	March 31, 2024
Total Assets	92,529.86	75,579.83
Total NPAs	125.52	108.37
Total Revenue	4,969.60	4,638.76

- **Details of Resolution Plan (RP) implemented under Prudential Framework for Resolution of Stressed Assets dated June 07, 2019:**

	Resolution Plan implemented during the year	Amount (₹ crore)
March 31, 2025	1	52.00
March 31, 2024	-	-



- **Details of accounts subjected to restructuring**

		Agriculture and allied activities		Corporates (excluding MSME)		Micro, Small and Medium Enterprises (MSME)		Retail (excluding agriculture and MSME)		Total	
		March 31, 2025	March 31, 2024	March 31, 2025	March 31, 2024*	March 31, 2025	March 31, 2024	March 31, 2025	March 31, 2024	March 31, 2025	March 31, 2024
Standard	Number of borrowers	52	61	18	28	17	172	4,425	4,519	4,512	4,780
	Gross Amount (₹ crore)	2.63	0.70	710.58	2,309.09	14.92	23.82	78.17	54.28	806.30	2,387.89
	Provision held (₹ crore)	-	-	-	-	-	-	-	-	-	-
Substandard	Number of borrowers	393	20	167	1	223	29	18,593	649	19,376	699
	Gross Amount (₹ crore)	9.99	0.08	144.51	134.08	25.30	2.37	212.42	10.96	392.22	147.49
	Provision held (₹ crore)	-	-	-	-	-	-	-	-	-	-
Doubtful	Number of borrowers	766	-	51	2	274	42	12,834	26	13,925	70
	Gross Amount (₹ crore)	37.83	-	203.27	194.57	63.36	16.91	186.25	4.18	490.71	215.66
	Provision held (₹ crore)	-	-	-	-	-	-	-	-	-	-
Loss	Number of borrowers	-	-	3	-	5	-	71	-	79	-
	Gross Amount (₹ crore)	-	-	6.18	-	9.87	-	5.56	-	21.61	-
	Provision held (₹ crore)	-	-	-	-	-	-	-	-	-	-
Total	Number of borrowers	1,211	81	239	31	519	243	35,923	5,194	37,892	5,549
	Gross Amount (₹ crore)	50.45	0.78	1,064.54	2,637.74	113.45	43.10	482.40	69.42	1,710.84	2,751.04
	Provision held ^ (₹ crore)	-	-	-	-	-	-	-	-	-	-

* Restructured accounts as on March 31, 2024, reported above, includes accounts pertaining to eHDFC Limited.

^ Provision held is in respect of any Fair Value Sacrifice, if any.

- **Divergence in the asset classification and provisioning**

  In terms of the RBI guidelines, banks are required to disclose the divergence in asset classification and provisioning consequent to RBI's annual supervisory process in their notes to accounts to the financial statements, wherever the additional provisioning assessed / additional gross NPAs identified by RBI exceeds the threshold specified by RBI. The threshold for provisioning is 5 per cent of the reported profit before provisions and contingencies for the reference period and that for additional gross NPAs is 5 per cent of the published incremental Gross NPAs for the reference period.

  There was no reportable divergence in asset classification and provisioning for NPAs for the year ended March 31, 2024 and March 31, 2023.

- **Pursuant to the RBI Master Direction on Transfer of Loan Exposures dated September 24, 2021, the details of loans transferred during the year ended March 31, 2025 and March 31, 2024 are given below:**

I) Transfer of Assets

a) Details of non-performing assets (NPAs) transferred during the financial year 2024-2025:

(₹ in crore except number of accounts)

Particulars	To Asset Reconstruction Companies (ARCs)	To permitted transferees	To other transferees
Number of accounts	105	-	-
Aggregate principal outstanding of loans transferred	329.74	-	-
Weighted average residual tenor of the loans transferred (in years)	0.06	-	-
Net book value of loans transferred (at the time of transfer)	0.13	-	-
Aggregate consideration	191.91	-	-
Additional consideration realised in respect of accounts transferred in earlier years	49.93	-	-

The Bank has reversed the excess provision of ₹ 191.78 crore to Profit and Loss account on sale of the NPAs.

The above excludes sale of written-off accounts.

b) Details of non-performing assets (NPAs) transferred during the financial year 2023-2024:

(₹ in crore except number of accounts)

Particulars	To Asset Reconstruction Companies (ARCs)	To permitted transferees	To other transferees
Number of accounts	-	-	-
Aggregate principal outstanding of loans transferred	-	-	-
Weighted average residual tenor of the loans transferred (in years)	-	-	-
Net book value of loans transferred (at the time of transfer)	-	-	-
Aggregate consideration	-	-	-
Additional consideration realised in respect of accounts transferred in earlier years	20.93	-	-

The Bank has reversed the excess provision of Nil to Profit and Loss account on sale of the aforesaid loans.

c) **Details of loans not in default transferred through assignment are given below:**

Particulars	Value March 31, 2025	Value March 31, 2024
Aggregate amount of loans acquired (₹ in crore)*	35,499.38	-
Weighted average residual maturity (in years)	9.51	-
Weighted average holding period by originator (in years)	3.06	-
Retention of beneficial economic interest by the originator	10%	-
Tangible security coverage	98%	-

115 loans aggregating to ₹ 41.45 crore were repurchased.

The loans transferred amounting to ₹ 829.77 crore are rated A1+ and balance are not rated as these are to non-corporate borrowers.

d) **During the year ended March 31, 2025 and March 31, 2024, the Bank has not transferred any Special Mention Account.**

e) **Details of ratings of SRs outstanding as on March 31, 2025 are given below:**

(₹ crore)

Rating	Rating Agency	Recovery rating	Gross Value of Outstanding SRs
RR4	India Ratings	25%- 50%	127.60
RR1	India Ratings	100%-150%	48.95
RR3	CRISIL	50%-75%	20.56
RR1+	India Ratings	More than 150%	0.15
RR1+	ICRA	More than 150%	0.85
RR3	India Ratings	50% - 75%	36.22
Unrated			730.40
^			118.66
		Total	**1,083.39**

^ Investment made in Security Receipts (SRs) are guaranteed by Government of India.
Pursuant to regulatory norms, the ARC shall obtain initial rating of SRs from an approved credit rating agency within a period of six months from the date of acquisition of assets by it.

f) **Details of ratings of SRs outstanding as on March 31, 2024 are given below:**

(₹ crore)

Rating	Rating Agency	Recovery rating	Gross Value of Outstanding SRs
RR4	India Ratings	25%- 50%	133.55
RR1	India Ratings	100%-150%	86.25
RR1	CRISIL	100%-150%	35.25
RR1+	India Ratings	More than 150%	0.15
RR1+	ICRA	More than 150%	0.85
RR1	Informeric$	100%-150%	704.70
RR3	India Ratings	50% - 75%	41.14
Unrated			25.69
		Total	**1,027.58**

$ On account of amalgamation of eHDFC Limited with the Bank

II) Acquisition of Assets

a) During the years ended March 31, 2025 and March 31, 2024, no non-performing financial assets were acquired by the Bank.

b) Details of loans not in default acquired through assignment are given below:

Particulars	Value March 31, 2025	Value March 31, 2024
Aggregate amount of loans acquired (₹ in crore)	-	11,660.14
Weighted average residual maturity (in years)	-	19.07
Weighted average holding period by originator (in years)	-	1.48
Retention of beneficial economic interest by the originator	-	10%
Tangible security coverage	-	100%

The loans acquired are not rated as these are to non-corporate borrowers.

c) During the year ended March 31, 2025 and March 31, 2024, the Bank has not acquired any Special Mention Account.

- Provision pertaining to fraud accounts reported during the year:

Particulars	March 31, 2025	March 31, 2024
No. of frauds reported*	39,893	11,639
Amount involved in fraud (₹ crore)*	801.24	751.15
Amount involved in fraud net of recoveries / write-offs as at the end of the year (₹ crore)	415.32	141.51
Provisions held as at the end of the year (₹ crore)	415.32	141.51
Amount of unamortised provision debited from "other reserves" as at the end of the year (₹ crore)	-	-

Above table represents all frauds reported during the year.
* Includes 38,195 cases (Previous year: 9,034 cases) of Customer liability amounting to ₹ 207.40 crore (Previous year: ₹ 522.65 crore) till July 15, 2024 basis RBI guidelines.

- Details of resolution plan implemented under the Resolution Framework for COVID-19-related Stress as per RBI circular dated August 06, 2020 (Resolution Framework 1.0) and May 05, 2021 (Resolution Framework 2.0) as at March 31, 2025 are given below:

(₹ crore)

Type of Borrower	Exposure to accounts classified as Standard consequent to implementation of resolution plan – Position as at the end of the previous year i.e. March 31, 2024 (A)	Of (A), aggregate debt that slipped into NPA during the year ended March 31, 2025	Of (A) amount written off during the year#	Of (A) amount paid by the borrowers during the year*	Exposure to accounts classified as Standard consequent to implementation of resolution plan – Position as at the end of this year i.e March 31, 2025^
Personal Loans	4,411.91	283.40	73.74	1,242.28	2,886.23
Corporate persons	325.23	4.61	1.16	94.16	226.46
Of which, MSMEs	57.08	2.55	0.11	28.54	25.99
Others	447.32	21.24	4.67	183.10	242.98
Total	**5,184.46**	**309.25**	**79.57**	**1,519.54**	**3,355.67**


 # Represents debt that slipped into NPA and was subsequently written off during the year ended March 31, 2025.

* Amount paid by the borrower during the year is net of additions in the borrower account including additions   due to interest capitalization.

^Excludes other facilities to the borrowers aggregating to ₹ 273.34 crore which have not been restructured.

- **Details of resolution plan implemented under the Resolution Framework for COVID-19-related Stress as per RBI circular dated August 06, 2020 (Resolution Framework 1.0) and May 05, 2021 (Resolution Framework 2.0) as at March 31, 2024 are given below:**

(₹ crore)

Type of Borrower	Exposure to accounts classified as Standard consequent to implementation of resolution plan – Position as at the end of the previous year i.e. March 31, 2023 $(A)	Of (A), aggregate debt that slipped into NPA during the year ended March 31, 2024	Of (A) amount written off during the year#	Of (A) amount paid by the borrowers during the year*	Exposure to accounts classified as Standard consequent to implementation of resolution plan – Position as at the end of this year i.e. March 31, 2024^
Personal Loans	6,544.37	770.56	228.05	1,361.90	4,411.91
Corporate persons	622.76	6.85	1.80	290.68	325.23
Of which, MSMEs	104.84	0.87	0.40	46.89	57.08
Others	866.40	94.06	14.28	325.02	447.32
Total	**8,033.53**	**871.47**	**244.13**	**1,977.60**	**5,184.46**

$ Includes additions of ₹ 2,981.92 crore as on July 01, 2023 on account of amalgamation of eHDFC Limited with the Bank.

 # Represents debt that slipped into NPA and was subsequently written-off during the year ended March 31, 2024.

* Amount paid by the borrower during the year is net of additions in the borrower account including additions due to interest capitalization.

^ Excludes other facilities to the borrowers aggregating to ₹ 498.87 crore which have not been restructured.

- **Details of accounts restructured under Micro, Small and Medium Enterprises (MSME) sector under RBI guidelines issued in January 2019:**

(₹ in crore except number of accounts)

March 31, 2025		March 31, 2024	
No. of accounts restructured	Amount outstanding	No. of accounts restructured	Amount outstanding
79,927	2,165.64	1,55,691	3,351.21

Number of accounts restructured reported in the disclosure above is reported at a borrower level.



11. **Details of exposures to real estate and capital market sectors, risk category-wise country exposures, unsecured advances, details of factoring exposures, intra-Group exposure, unhedged foreign currency exposure, details of single counterparty limit / limit for group of connected counterparties exceeded by the bank, inter-bank participation with risk sharing.**

- **Details of exposure to real estate sector**

  Exposure is higher of limits sanctioned or the amounts outstanding as at the year end.

  (₹ crore)

Category	March 31, 2025	March 31, 2024
a) Direct exposure	**878,071.41**	**876,824.68**
(i) Residential mortgages Lending fully secured by mortgages on residential property that is or will be occupied by the borrower or that is rented. Exposure would also include non-fund based (NFB) limits	688,498.17	702,597.72
(of which housing loans eligible for inclusion in priority sector advances)	*138,189.54*	*146,562.96*
(ii) Commercial real estate Lending secured by mortgages on Commercial Real Estates (office building, retail space, multipurpose commercial premises, multifamily residential buildings, multi tenanted commercial premises, industrial or warehouse space, hotels, land acquisition, development, and construction etc.) Exposures would also include non-fund based (NFB) limits	189,499.27	174,132.07
(iii) Investments in Mortgage Backed Securities (MBS) and other securitised exposures:		
(a) Residential	73.97	94.89
(b) Commercial real estate	-	-
b) Indirect exposure	**47,599.35**	**59,118.88**
Fund based and non-fund based exposures on National Housing Bank (NHB) and Housing Finance Companies (HFCs)	47,599.35	59,118.88
Total exposure to real estate sector	**925,670.76**	**935,943.56**

- **Details of capital market exposure**

  Exposure is higher of limits sanctioned or the amounts outstanding as at the year end.

  (₹ crore)

Sr. No.	Particulars	March 31, 2025	March 31, 2024
(i)	Direct investments made in equity shares, convertible bonds, convertible debentures and units of equity oriented mutual funds the corpus of which is not exclusively invested in corporate debt	3,424.85	3,055.85
(ii)	Advances against shares, bonds, debentures or other securities or on clean basis to individuals for investment in shares (including IPO's / ESOP's), convertible bonds, convertible debentures and units of equity oriented mutual funds	5,029.80	3,030.91
(iii)	Advances for any other purposes where shares or convertible bonds or convertible debentures or units of equity oriented mutual funds are taken as primary security	6,002.20	7,586.44
(iv)	Advances for any other purposes to the extent secured by collateral security of shares or convertible bonds or convertible debentures or units of equity oriented mutual funds i.e. where the primary security other than shares / convertible bonds / convertible debentures / units of equity oriented mutual funds does not fully cover the advances	1,031.63	1,406.52
(v)	Secured and unsecured advances to stock brokers and guarantees issued on behalf of stock brokers and market makers	37,071.12	27,973.84


(₹ crore)

Sr. No.	Particulars	March 31, 2025	March 31, 2024
(vi)	Loans sanctioned to corporates against the security of shares / bonds / debentures or other securities or on clean basis for meeting promoter's contribution to the equity of new companies in anticipation of raising resources	4,069.80	3,069.32
(vii)	Bridge loans to companies against expected equity flows / issues	-	-
(viii)	Underwriting commitments taken up in respect of primary issue of shares or convertible bonds or convertible debentures or units of equity oriented mutual funds	-	-
(ix)	Financing to stock brokers for margin trading	-	-
(x)	All exposures to venture capital funds (both registered and unregistered)	1,486.07	1,150.39
	Total exposure to capital market	**58,115.47**	**47,273.27**

- **Details of risk category wise country exposure**

(₹ crore)

Risk Category	March 31, 2025		March 31, 2024	
	Exposure (net)	Provision held	Exposure (net)	Provision held
Insignificant	64,522.59	-	33,981.65	-
Low	19,655.22	-	21,794.76	-
Moderately low	1,065.88	-	2,304.76	-
Moderate	549.31	-	95.74	-
Moderately high	338.90	-	698.91	-
High	115.52	-	88.66	-
Very high	98.41	-	171.31	-
Total	**86,345.83**	**-**	**59,135.79**	**-**

- **Unsecured advances**

  Advances for which intangible collaterals such as rights, licenses, authority, trademarks, patents, etc. are charged in favour of the Bank in respect of projects financed by the Bank, are reckoned as unsecured advances under Schedule 9 of the Balance Sheet in line with the extant RBI guidelines. There are no such advances outstanding as at March 31, 2025 (previous year: Nil).

- **Details of factoring exposure**

  The factoring exposure of the Bank as at March 31, 2025 is ₹ 38,922.37 crore (previous year: ₹ 23,793.06 crore).

- **Intra-Group exposure**

  Intra-Group exposures in accordance with the RBI guidelines are as follows:

(₹ crore)

Particulars	March 31, 2025	March 31, 2024
Total amount of intra-group exposures	20,823.76	34,176.68
Total amount of top 20 intra-group exposures	20,823.76	34,176.68
Percentage of intra-group exposures to total exposure of the Bank on borrowers / customers	0.49%	0.87%
Details of breach of limits on intra-group exposures and regulatory action thereon, if any	Nil	Nil

- **Unhedged foreign currency exposure**

  The Bank has in place a policy and process for managing currency induced credit risk. The credit appraisal memorandum prepared at the time of origination and review of a credit facility is required to discuss the exchange risk that the customer is exposed to from all sources, including trade related, foreign currency borrowings and external commercial borrowings. It could cover the natural hedge available to the customer as well as other hedging methods adopted by the customer to mitigate exchange risk. For foreign currency loans granted by the Bank beyond a defined threshold the customer is encouraged to enter into appropriate risk hedging mechanisms with the Bank. Alternatively, the Bank satisfies itself that the customer has the financial capacity to bear the exchange risk in the normal course of its business and / or has other mitigants to reduce the risk. On a periodic basis, the Bank reviews information on the unhedged portion of foreign currency exposures of customers, whose total foreign currency exposure with the Bank exceeds a defined threshold. A Board approved credit risk rating linked limit on unhedged foreign currency position of customers is applicable when extending credit facilities to a customer. The compliance with the limit is assessed by estimating the extent of drop in a customer's annual Earnings Before Interest and Depreciation ('EBID') due to a potentially large adverse movement in exchange rate impacting the unhedged foreign currency exposure of the customer. Where a breach is observed in such a simulation, the customer is suitably advised to review and manage its unhedged exposure, where deemed necessary.

  The Bank holds standard asset provisions of ₹ 318.05 crore (previous year: ₹ 392.13 crore) and maintains capital (including D-SIB) of ₹ 1,551.56 crore (previous year: ₹ 1,692.53 crore) as at March 31, 2025, in respect of the unhedged foreign currency exposure of its customers.

- **Details of Single Counterparty Limit / Limit for Group of Connected Counterparties exceeded by the Bank**

  The RBI has prescribed limits linked to a bank's eligible capital base in respect of exposures to single counterparty and group of connected counterparties. During the years ended March 31, 2025 and March 31, 2024 the Bank was within the limits prescribed by the RBI.

- **Inter-bank Participation with risk sharing**

  The aggregate amount of participation issued by the Bank and reduced from advances as per regulatory guidelines as at March 31, 2025 was ₹ 77,703.73 crore (previous year: ₹ 62,920.05 crore).

- **Concentration of deposits, advances, exposures and NPAs**

  a) **Concentration of deposits**

  (₹ crore, except percentages)

Particulars	March 31, 2025	March 31, 2024
Total deposits of twenty largest depositors	117,366.81	79,156.47
Percentage of deposits of twenty largest depositors to total deposits of the Bank	4.32%	3.33%

  b) **Concentration of advances***

  (₹ crore, except percentages)

Particulars	March 31, 2025	March 31, 2024
Total advances to twenty largest borrowers	387,944.44	424,945.96
Percentage of advances of twenty largest borrowers to total advances of the Bank	9.34%	10.96%

  Advances comprise credit exposure (funded and non-funded credit limits) including derivative transactions computed as per current exposure method in accordance with RBI guidelines.


c) Concentration of exposure**

(₹ crore, except percentages)

Particulars	March 31, 2025	March 31, 2024
Total exposure to twenty largest borrowers / customers	406,518.55	434,591.97
Percentage of exposure of twenty largest borrowers / customers to total exposure of the Bank on borrowers / customers	9.62%	11.04%

**Exposures comprise credit exposure (funded and non-funded credit limits) including derivative transactions and investment exposure in accordance with RBI guidelines.

d) Concentration of NPAs

(₹ crore, except percentages)

Particulars	March 31, 2025	March 31, 2024
Total exposure to top twenty NPA accounts	7,378.47	8,628.04
Exposures of the twenty largest NPA as a percentage of total Gross NPAs.	20.95%	27.68%

12. Derivatives

- **Forward Rate Agreements (FRA) / Interest Rate Swaps (IRS)***

(₹ crore)

Sr. No.	Particulars	March 31, 2025	March 31, 2024
i)	The total notional principal of swap agreements	1,032,110.42	800,195.47
ii)	Total losses which would be incurred if counter parties failed to fulfill their obligations under the agreements	5,874.28	5,414.44
iii)	Collateral required by the Bank upon entering into swaps**	-	-
iv)	Concentration of credit risk arising from swaps (%)#	64.64%	73.18%
v)	Concentration of credit risk arising from swaps (Amount)#	3,797.31	3,962.40
vi)	The fair value of the swap book	424.39	(1,325.55)

* Interest Rate Swaps are comprised of INR Interest Rate Swaps and FCY Interest Rate Swaps.

** Represents outstanding amount of net margin received from customers as at March 31, 2025 and March 31, 2024.

 # Concentration of credit risk arising from swaps is with Banks as at March 31, 2025 and March 31, 2024.

The nature and terms of Rupee IRS outstanding as at March 31, 2025 are set out below:

(₹ crore, except numbers)

Nature	Nos.	Notional principal	Benchmark	Terms
Trading	1	250	INCMT	Floating receivable v/s fixed payable
Trading	6,345	346,649.08	OIS	Fixed receivable v/s floating payable
Trading	6,624	353,427.29	OIS	Floating receivable v/s fixed payable
Hedging	296	131,970	OIS	Fixed receivable v/s floating payable
Trading	2	95.78	MIOIS	Fixed receivable v/s floating payable
Hedging	7	2,700	MIOIS	Fixed receivable v/s floating payable
Trading	555	36,772.96	MOD MIFOR	Fixed receivable v/s floating payable
Trading	309	20,370.94	MOD MIFOR	Floating receivable v/s fixed payable
Hedging	50	21,225	T-BILL Linked	Fixed receivable v/s floating payable
Total		**913,461.05**		



The nature and terms of foreign currency IRS as at March 31, 2025 are set out below:

(₹ crore, except numbers)

Nature	Nos.	Notional principal	Benchmark	Terms
Trading	5	190.96	EURIBOR	Fixed receivable v/s floating payable
Trading	4	268.30	EURIBOR	Floating receivable v/s fixed payable
Trading	-	-	EUR ESTR	Fixed receivable v/s floating payable
Trading	9	897.93	EUR ESTR	Floating receivable v/s fixed payable
Trading	50	10,243.87	USD SOFR	Fixed receivable v/s floating payable
Trading	161	24,178.86	USD SOFR	Floating receivable v/s fixed payable
Hedging	17	6,102.92	USD SOFR	Fixed receivable v/s floating payable
Hedging	26	27,608.43	USD SOFR	Floating receivable v/s fixed payable
Trading	1	128.21	USD SOFR	Floating receivable v/s floating payable
Trading	1	1,282.13	USD TERM SOFR	Floating receivable v/s fixed payable
Hedging	33	32,053.13	USD TERM SOFR	Floating receivable v/s fixed payable
Trading	1	60.05	CHF SHARON	Floating receivable v/s fixed payable
Trading	1	60.05	CHF SHARON	Fixed receivable v/s floating payable
Total		**103,074.84**		

The nature and terms of Forward Rate Agreement as at March 31, 2025 are set out below:

(₹ crore, except numbers)

Nature	Nos.	Notional principal	Benchmark	Terms
Trading	588	15,574.54	Bond Yield	Sell FRA
Total		**15,574.54**		

The nature and terms of Rupee IRS outstanding as at March 31, 2024 are set out below:

(₹ crore, except numbers)

Nature	Nos.	Notional principal	Benchmark	Terms
Trading	2	600.00	INCMT	Floating receivable v/s fixed payable
Trading	4,051	212,130.40	OIS	Fixed receivable v/s floating payable
Trading	4,615	230,906.21	OIS	Floating receivable v/s fixed payable
Hedging	419	174,570.00	OIS	Fixed receivable v/s floating payable
Trading	2	95.78	MIOIS	Fixed receivable v/s floating payable
Hedging	7	2,700.00	MIOIS	Fixed receivable v/s floating payable
Trading	523	33,400.36	MOD MIFOR	Fixed receivable v/s floating payable
Trading	288	19,260.22	MOD MIFOR	Floating receivable v/s fixed payable
Hedging	52	21,975.00	T-BILL Linked	Fixed receivable v/s floating payable
Total		**695,637.96**		


The nature and terms of foreign currency IRS as at March 31, 2024 are set out below:

(₹ crore, except numbers)

Nature	Nos.	Notional principal	Benchmark	Terms
Trading	4	213.78	EURIBOR	Fixed receivable v/s floating payable
Trading	7	483.41	EURIBOR	Floating receivable v/s fixed payable
Trading	4	179.75	EUR ESTR	Fixed receivable v/s floating payable
Trading	9	921.24	EUR ESTR	Floating receivable v/s fixed payable
Trading	49	9,818.69	USD SOFR	Fixed receivable v/s floating payable
Trading	159	23,240.41	USD SOFR	Floating receivable v/s fixed payable
Hedging	18	3,227.77	USD SOFR	Fixed receivable v/s floating payable
Hedging	10	17,765.27	USD SOFR	Floating receivable v/s fixed payable
Trading	2	1,292.78	USD TERM SOFR	Floating receivable v/s fixed payable
Hedging	34	28,774.73	USD TERM SOFR	Floating receivable v/s fixed payable
Total		**85,917.83**		

The nature and terms of Forward Rate Agreement as at March 31, 2024 are set out below:

(₹ crore, except numbers)

Nature	Nos.	Notional principal	Benchmark	Terms
Trading	678	18,639.68	Bond Yield	Sell FRA
Total		**18,639.68**		

- **Exchange traded interest rate derivatives**

(₹ crore)

Sr. No.	Particulars	March 31, 2025	March 31, 2024
i)	The total notional principal amount of exchange traded interest rate derivatives undertaken during the years reported	Nil	Nil
ii)	The total notional principal amount of exchange traded interest rate derivatives outstanding	Nil	Nil
iii)	The notional principal amount of exchange traded interest rate derivatives outstanding and not 'highly effective'	N.A.	N.A.
iv)	Mark to market value of exchange traded interest rate derivatives outstanding and not 'highly effective'	N.A.	N.A.

- **Qualitative disclosures on risk exposure in derivatives**

Overview of business and processes

Derivatives are financial instruments whose characteristics are derived from underlying assets, or from interest rates, exchange rates or indices. These include forwards, swaps, futures and options. The notional amounts of financial instruments such as foreign exchange contracts and derivatives provide a basis for comparison with the instruments recognised on the Balance Sheet but do not necessarily indicate the amounts of future cash flows involved or the current fair value of the instruments and, therefore, do not indicate the Bank's exposure to credit or price risks. The following sections outline the nature and terms of the derivative transactions generally undertaken by the Bank.

Interest rate contracts

Forward rate agreements give the buyer the ability to determine the underlying rate of interest for a specified period commencing on a specified future date (the settlement date). The underlying rate of interest could be an interest rate curve, interest rate index or bond yield. There is no exchange of principal and settlement is effected on the settlement date. The settlement amount is the difference between the contracted rate and the market rate prevailing on the settlement date discounted for the interest period of the agreement.

Interest rate swaps involve the exchange of interest obligations with the counterparty for a specified period without exchanging the underlying (or notional) principal.

Interest rate caps and floors give the buyer the ability to fix the maximum or minimum rate of interest. The writer of the contract pays the amount by which the market rate exceeds or is less than the cap rate or the floor rate respectively. A combination of interest rate caps and floors can create structures such as interest rate collar, cap spreads and floor spreads.

Interest rate futures are standardised interest rate derivative contracts traded on a recognised stock exchange to buy or sell a notional security or any other interest bearing instrument or an index of such instruments or interest rates at a specified future date, at a price determined at the time of the contract.

Exchange rate contracts

Forward foreign exchange contracts are agreements to buy or sell fixed amounts of currency at an agreed exchange rate on a future date. These instruments are carried at fair value, determined based on either FEDAI rates or market quotations.

Cross currency swaps are agreements to exchange principal amounts denominated in different currencies. Cross currency swaps may also involve the exchange of interest payments on one specified currency for interest payments in another specified currency for a specified period.

Currency options (including Exchange Traded Currency Option) give the buyer, on payment of a premium, the right but not an obligation, to buy or sell specified amounts of currency at an agreed exchange rate on or before a specified future date.

Currency futures contract is a standardised contract traded on an exchange, to buy or sell a certain underlying currency on a certain date in the future, at a specified price. The contract specifies the rate of exchange between one unit of currency with another.

The Bank's derivative transactions relate to sales and trading activities. Sale activities include the structuring and marketing of derivatives to customers to enable them to hedge their market risks (both interest rate and exchange risks), within the regulatory framework as applicable from time to time. The Bank deals in derivatives on its own account (trading activity) principally for the purpose of generating a profit from short term fluctuations in price yields or implied volatility. The Bank also deals in derivatives to hedge the risk embedded in some of its Balance Sheet assets or liabilities.

Constituents involved in derivative business

The Treasury front-office enters into derivative transactions with customers and inter-bank counterparties. The Bank has an independent back-office and mid-office as per regulatory guidelines. The Bank has credit risk and market risk departments, as part of the Risk Management Group, that assesses counterparty credit risk and market risk limits, within the risk architecture and processes of the Bank.


Derivative policy

The Bank has in place a Derivative policy which covers various aspects that apply to the functioning of the derivative business. The derivative business is administered through various market risk limits such as position limits, tenor limits, sensitivity limits, scenario based profit and loss limit for option portfolio, stop loss trigger levels and value-at-risk limits that are recommended by the Risk Policy and Monitoring Committee ('RPMC') to the Board of Directors for approval. All methodologies that are used to assess market and credit risks for derivative transactions are specified by the market risk and credit risk units. Limits are monitored on a daily basis by the mid-office.

The Bank has a Board approved policy on Customer Suitability & Appropriateness, which forms part of the Derivative policy, to ensure that derivative transactions entered into are appropriate and suitable to the customer's nature of business / operations. Before entering into a derivative deal with a customer, the Bank scores the customer on various risk parameters and based on the overall score level it determines the kind of product that best suits its risk appetite and the customer's requirements.

Classification of derivatives book

The derivative book is classified into trading and hedging book. Classification of the derivative book is made on the basis of the definitions of the trading and hedging specified in the RBI guidelines. The trading book is managed within the trading limits recommended by the RPMC and approved by the Board of Directors.

Hedging policy

For derivative contracts designated as hedging instruments, the Bank documents, at inception of the hedge, the relationship between the hedging instrument and the hedged item, the risk management objective for undertaking the hedge and the methods used to assess the hedge effectiveness. Hedge effectiveness is ascertained at the time of inception of the hedge and periodically thereafter. Hedge effectiveness is measured by the degree to which changes in the fair value or cash flows of the hedged item that are attributable to a hedged risk are offset by changes in the fair value or cash flows of the hedging instrument using various qualitative and quantitative methods.

The hedging book consists of transactions to hedge Balance Sheet assets or liabilities. The tenor of hedging instrument may be less than or equal to the tenor of underlying hedged asset or liability. The Bank as part of its risk management strategy, makes use of derivative instruments, including foreign exchange forward contracts, for hedging the risk embedded in some of its financial assets or liabilities recognised on the Balance Sheet. In case of a fair value hedge, the changes in the fair value of the hedging instruments and hedged items are recognised in the Profit and Loss Account and in case of cash flow hedges other than for foreign exchange forward contracts and principal only swaps, the changes in fair value of effective portion are recognised in Reserves and Surplus under 'Cash flow hedge reserve' and ineffective portion of an effective hedging relationship, if any, is recognised in the Profit and Loss Account. The accumulated balance in the cash flow hedge reserve, in an effective hedging relationship, is recycled in the Profit and Loss Account at the same time that the impact from the hedged item is recognised in the Profit and Loss Account. Foreign exchange forward contracts and principal only swaps not intended for trading, that are entered into to establish the amount of reporting currency required or available at the settlement date of a transaction, and are outstanding at the Balance Sheet date, are accounted in accordance with AS-11. Accordingly, such contracts are not marked to market and only translated at spot rate. The premia or discount arising at the inception of such forward exchange contract is amortised as expense or income over the life of the contract. The interest income / expense on such POS transaction is accounted on accrual basis.

- **Provisioning, collateral and credit risk mitigation**

The Bank enters into derivative transactions with counterparties based on their business ranking and financial position. The Bank sets up appropriate appetite / limits upon evaluating the ability of the counterparty to honour its obligations in the event of crystallisation of the exposure. Appropriate credit covenants are stipulated where required, as trigger events to

call for collaterals or terminate a transaction and contain the risk. Further, to mitigate the current exposure in non-centrally cleared forex and derivative transactions, Bank has entered into Credit Support Annex ('CSA') agreements with some of the major international counterparty banks and few Indian financial institutions.

The Bank, at the minimum, conforms to the RBI guidelines with regard to provisioning requirements. Overdue receivables representing crystallised positive mark to market value of a derivative contract are transferred to the account of the borrower and treated as non-performing assets, if these remain unpaid for 90 days or more. Full provision is made for the entire amount of overdue and future receivables relating to positive marked to market value of non-performing derivative contracts.

Quantitative disclosure on risk exposure in derivatives

(₹ crore)

Sr. No.	Particulars	Currency derivatives		Forward contracts		Interest rate derivatives	
		March 31, 2025	March 31, 2024	March 31, 2025	March 31, 2024	March 31, 2025	March 31, 2024
1	Derivatives (notional principal amount)						
	a) Hedging	13,248.63	28,357.70	69,063.80	60,802.25	221,659.47	249,012.76
	b) Trading	53,216.03	41,318.47	1,224,428.67	1,151,750.54	810,553.44	551,311.15
2	Marked to market positions #						
	a) Asset (+)	999.96	1,005.98	8,178.81	3,245.63	3,038.63	2,674.59
	b) Liability (-)	(568.25)	(513.27)	(7,822.67)	(3,234.51)	(3,728.34)	(2,932.43)
	c) Net	431.71	492.70	356.14	11.12	(689.71)	(257.83)
3	Credit exposure	4,771.67	4,855.47	31,151.66	29,639.07	14,648.79	13,325.22
4	Likely impact of one percentage change in interest rate (100*PV01)**						
	a) On hedging derivatives	82.36	199.56	2.86	3.91	4,202.37	5,335.83
	b) On trading derivatives	25.30	8.08	1.13	0.06	1,805.05	2,215.16
5	Maximum of 100*PV01 observed during the year**						
	a) On hedging*	189.22	275.06	6.13	5.64	5,127.07	6,214.97
	b) On trading	25.30	45.77	7.86	3.07	2,182.42	2,322.16
6	Minimum of 100*PV01 observed during the year**						
	a) On hedging*	82.36	0.67	0.55	0.52	4,202.37	492.08
	b) On trading	0.93	8.08	0.17	0.06	1,805.05	1,968.46

For trading derivatives including accrued interest.

* Computed for the month end dates where hedge deals were outstanding.

**Amounts given are absolute values on a net basis, excluding currency options.

✓ The notional principal amounts of derivatives reflect the volume of transactions outstanding as at the Balance Sheet date and do not represent the amounts at risk.

✓ For the purpose of this disclosure; currency derivatives include currency options purchased and sold and cross currency swaps; forward contracts include foreign exchange spot, forward and swap contracts; interest rate derivatives include interest rate swaps, forward rate agreements and interest rate caps and floors.


✓ The Bank has computed the maximum and minimum of PV01 for the year based on the balances as at the end of every month.

✓ In respect of derivative contracts, the Bank has computed the exposure under the Current Exposure Method for counterparty credit risk capital computation based on the guidelines issued by RBI on "Bilateral Netting of Qualified Financial Contracts – Amendments to Prudential Guidelines" dated March 30, 2021 and any related amendments thereafter. However, for the purpose of calculating product-wise derivative exposure as mentioned in point number 3 in table above, Bank has calculated using Current Exposure Method ('CEM') without the impact of Bilateral Netting.

- **Credit default swaps**

  The Bank has not transacted in credit default swaps during the year ended March 31, 2025 (previous year: Nil).

13. Securitisation:

- **The outstanding amount of securitised assets as per books of the SPEs and total amount of exposures retained by the originator as on the date of balance sheet to comply with the MRR.**

(₹ in crore except number of accounts)

Sr. No.	Particulars	March 31, 2025	March 31, 2024
1.	No of SPEs holding assets for securitisation transactions originated by the originator	3	1
2.	Total amount of securitised assets as per books of the SPEs	19,035.87	204.59
3.	Total amount of exposures retained by the originator to comply with MRR as on the date of balance sheet	2,061.42	71.54
	a) Off-balance sheet exposures First loss Others	608.94 -	65.20 -
	b) On-balance sheet exposures First loss Others	247.44 1,205.04	6.34 -
4.	Amount of exposures to securitisation transactions other than MRR	1,045.49	-
	a) Off-balance sheet exposures i) Exposure to own securitisations First loss Others ii) Exposure to third party securitisations First loss Others	 - - - -	 - - - -
	b) On-balance sheet exposures i) Exposure to own securitisations First loss Others ii) Exposure to third party securitisations First loss Others	 - 1,045.49 - -	 - - - -
5.	Sale consideration received for the securitised assets and gain / loss on sale on account of securitisation^	Sale Consideration - 21,434.28 Gain / Loss - NIL	-

(₹ in crore except number of accounts)

Sr. No.	Particulars	March 31, 2025			March 31, 2024		
6.	Form and quantum (outstanding value) of services provided by way of, liquidity support, post-securitisation asset servicing, etc	**No of Transaction**	**Outstanding Value**		No of Transaction	Outstanding Value	
		3	19,035.87		1	204.59	
	Services Provided: Post Securitisation Assets Servicing — Type of service: Servicing Agent						
7.	Performance of facility provided. (Please provide separately for each facility viz. Credit enhancement, liquidity support, servicing agent etc. Mention percent in bracket as of total value of facility provided.) Amount paid / Repayment received / Outstanding amount	**Credit Enhancement**			Credit Enhancement		
		Amount paid (utilised)	0.32		-		
		Repayment received (replenishment)	0.32		-		
		Outstanding amount	1,314.14 (Average 6.90% of current pool outstanding)		65.20 (31.87% of current pool outstanding)		
8.	Average default rate of portfolios observed in the past. (Please provide breakup separately for each asset class i.e. RMBS, Vehicle Loans etc.)	5 years weighted average % of 90+ to total loans outstanding for respective asset class			5 years weighted average % of 90+ to total loans outstanding for respective asset class		
		Housing Loan: 0.51% Auto Loans (new car): 0.26%			Housing Loan: 0.60%		
9.	Amount and number of additional / top up loan given on same underlying asset. (Please provide breakup separately for each asset class i.e. RMBS, Vehicle Loans etc.)	Number of additional / top up loan: Housing Loan: 869 Auto Loan: 8,629			Number of additional / top up loan: Housing Loan: 1,009		
		Amount O/s as on 31-Mar-25: Housing Loan: 57.61 Auto Loan: 492.00			Amount O/s as on 31-Mar-24: Housing Loan: 62.67		
10.	Investor complaints (a) Directly / Indirectly received and; (b) Complaints outstanding	-			-		

^ represent transactions done during the year.

14. Off-Balance Sheet SPVs

There are no Off-Balance Sheet SPVs sponsored by the Bank, which need to be consolidated as per accounting norms.


15. Transfers to Depositor Education and Awareness Fund (DEA Fund)

The details of amount transferred during the respective year to DEA Fund are as under:

(₹ crore)

Particulars	March 31, 2025	March 31, 2024
Opening balance of amounts transferred to DEA Fund	1,291.25	1,090.05
Add: Amounts transferred to DEA Fund during the year	211.97	233.36
Less: Amounts reimbursed by DEA Fund towards claims	25.28	32.16
Closing balance of amounts transferred to DEA Fund	1,477.94	1,291.25

The closing balance of amount transferred to DEA Fund is included under 'Schedule 12 - Contingent Liabilities – Other items for which the Bank is contingently liable'.

16. Disclosure for complaints and grievance redress

Summary information on complaints received by the Bank from the customers and from the Office of Ombudsman.

Sr. No.	Particulars	March 31, 2025	March 31, 2024
	Complaints received by the Bank from its customers		
1	Number of complaints pending at beginning of the year	14,232	13,361
1.1	Addition on amalgamation (Refer Schedule 18(1))	-	1,224
2	Number of complaints received during the year	4,57,466	4,85,339
3	Number of complaints disposed during the year	4,55,392	4,85,692
3.1	Of which, number of complaints rejected by the Bank*	1,50,965	1,27,112
4	Number of complaints pending at the end of the year	16,306	14,232
	Maintainable complaints received by the bank from RBIOs		
5	Number of maintainable complaints received by the bank from RBIOs	13,578	14,563
5.1	Of 5, number of complaints resolved in favour of the bank by RBIOs	6,515	6,834
5.2	Of 5, number of complaints resolved through conciliation / mediation / advisories issued by RBIOs	7,063	7,729
5.3	Of 5, number of complaints resolved after passing of Awards by RBIOs against the bank	NIL	1
6	Number of Awards unimplemented within the stipulated time (other than those appealed)	NIL	NIL

Total cases referred to Internal Ombudsman (IO) was 1,65,081 cases (previous year: 1,40,646 cases) of which 1,50,965 cases (previous year: 1,27,112 cases) were complaints.

Overall complaints summary for the financial years:

	Description	March 31, 2025	March 31, 2024
A	Total number of complaints	7,25,047	7,39,759
B	Complaints redressed by the Bank within one working day / duplicate complaints	2,67,581	2,54,420
C	**Net Reportable Complaints (A - B)**	**4,57,466**	**4,85,339**

Top five grounds of complaints received by the Bank from the customers for the year ended March 31, 2025:

Grounds of complaints (i.e. complaints relating to)	Number of complaints pending at the beginning of the year	Number of complaints received during the year	% increase / (decrease) in the number of complaints received over the previous year	Number of complaints pending at the end of the year*	Of 5, number of complaints pending beyond 30 days
1	2	3	4	5	6
ATM / Debit Cards	3,013	1,19,694	(17%)	3,467	218
Credit Cards	2,565	1,16,242	23%	3,839	3
Internet / Mobile / Electronic Banking	2,910	1,00,306	(11%)	3,160	21
Loans and advances	3,981	64,833	(13%)	3,927	6
Account opening / difficulty in operation of accounts	327	20,986	(14%)	386	1
Others	1,436	35,405	3%	1,527	29
Total	**14,232**	**4,57,466**	**(6%)**	**16,306**	**278**

* All these cases were pending within the stipulated turnaround time (TAT) of the Bank.

Top five grounds of complaints received by the Bank from the customers for the year ended March 31, 2024:

Grounds of complaints (i.e. complaints relating to)	Number of complaints pending at the beginning of the year	Addition on amalgamation (Refer Schedule 18 (1))	Number of complaints received during the year	% increase / (decrease) in the number of complaints received over the previous year	Number of complaints pending at the end of the year*	Of 6, number of complaints pending beyond 30 days
1	2	3	4	5	6	7
ATM / Debit Cards	2,955	-	1,44,803	(12%)	3,013	72
Credit Cards	2,207	-	94,755	21%	2,565	0
Internet / Mobile / Electronic Banking	3,621	-	1,12,279	16%	2,910	24
Loans and advances	3,168	1,208	74,491	66%	3,981	0
Account opening / difficulty in operation of accounts	247	16	24,472	46%	327	2
Others	1,163	-	34,539	21%	1,436	9
Total	**13,361**	**1,224**	**4,85,339**	**13%**	**14,232**	**107**

* All these cases were pending within the stipulated turnaround time (TAT) of the Bank.

17. Penalties levied by the RBI

During the year ended March 31, 2025, RBI has levied following penalties on the Bank:

- RBI vide its letter dated September 10, 2024 levied a penalty of ₹ 10,000,000 on the Bank for giving gifts to the depositors at the time of accepting deposits, for opening certain savings accounts in the names of ineligible entities and for failure to ensure that customers are not contacted after 7 pm and before 7 am, in contravention to the Reserve Bank directions on 'Interest Rate on Deposits' and 'Recovery Agents engaged by Banks'.


- RBI vide its letter dated March 26, 2025 levied a penalty of ₹ 7,500,000 on the Bank for not categorising certain customers into low, medium and high-risk category based on its assessment and risk perception and for allotting multiple customer identification code to certain customers instead of a Unique Customer Identification Code (UCIC) for each customer, which were in contravention to Reserve Bank directions on 'Know Your Customer (KYC)'.

The penalties have been paid by the Bank and has initiated / taken corrective measures, as necessary, to align the operations / procedures in line with the applicable regulations.

During the year ended March 31, 2024, RBI vide its letter dated November 30, 2023 levied a penalty of ₹ 10,000 on the Bank under Section 11(3) of FEMA, 1999 towards not obtaining RBI's approval for maintaining current and fixed deposit accounts of a foreign bank post cancellation of their license by RBI, which was in contravention to the para 13 of AP (DIR Series) Circular no. 67 dated May 05, 2016. The penalty was paid by the Bank.

18. Disclosures on remuneration

Qualitative Disclosures

A.   Information relating to the bodies that oversee remuneration

Name and composition

The Board of Directors of the Bank has constituted the Nomination and Remuneration Committee (hereinafter, the 'NRC') for overseeing and governing the compensation policies of the Bank. The NRC is comprised of four non-executive directors as of March 31, 2025. Further, three members of the NRC are also members of the Risk Policy and Monitoring Committee (hereinafter, the 'RPMC') of the Board.

As of March 31, 2025, the NRC is comprised of Dr. Harsh Kumar Bhanwala, Mr. Sandeep Parekh, Mr. M.D. Ranganath and Mr. Atanu Chakraborty. Further, Mr. M.D. Ranganath, Mr. Sandeep Parekh and Mr. Atanu Chakraborty are also the members of the RPMC. Dr. Harsh Kumar Bhanwala is the chairperson of the NRC.

Mandate of the NRC

The primary mandate of the NRC is to oversee and review the implementation of compensation policies of the Bank. The NRC periodically reviews the overall Remuneration Policy of the Bank with a view to attract, retain and motivate employees. In this capacity, it is required to review and approve the design of the total compensation framework, including compensation strategy programs and plans, on behalf of the Board of Directors. The compensation structure and pay revision for the Group Heads, Material Risk Takers, Senior Management, Risk and Control Staff, Key Management Personnel and Whole Time Directors (who are also Material Risk Takers) of the Bank is approved by the NRC and subsequently approved by the Board of Directors. The compensation of the Whole Time Directors requires the additional approval of the Reserve Bank of India. The NRC co-ordinates with the RPMC to ensure that compensation is aligned with prudent risk taking. Further the NRC also reviews the appointments of individuals at the levels of Group Heads, Key Management Personnel, Senior Management and Whole Time Directors of the Bank.

External Consultants:

The Bank engaged with the following consultants during the year ended March 31, 2025:

1.   AON Consulting Private Limited – in respect of the Bank's annual salary market benchmarking exercise.

2.   Deloitte Touche Tohmatsu India LLP – in respect of the Bank's benchmarking exercise pertaining to executive compensation and compensation philosophy.

3.   Mercer Consulting (India) Private Limited – in the area of job evaluation.

4.   ESOP Direct- in respect of Bank's benchmarking exercise pertaining to ESOP Pool Calculation.

Scope of the Bank's Remuneration Policy:

The Remuneration Policy of the Bank includes within its scope all business lines and functions, and all permanent staff in the Bank's domestic as well as international offices. The principles articulated in the compensation policy are applicable uniformly across the Bank. However, any statutory / regulatory provisions applicable in overseas locations take precedence over the Remuneration Policy of the Bank.

All permanent employees of the Bank except those covered under the long term wage agreement are covered by the said Remuneration Policy. The number of employees covered under the compensation policy was 2,14,308 as on March 31, 2025 (previous year: 2,13,309).

B. Information relating to the design and structure of remuneration processes and the key features and objectives of remuneration policy

I. Key Features and Objectives of Remuneration Policy

The Bank's Remuneration Policy (the 'Policy') is aligned to business strategy, market dynamics, internal characteristics and complexities within the Bank. The ultimate objective of the Policy is to provide a fair and transparent structure that helps in acquiring and retaining the talent pool critical to build competitive advantage and brand equity. The Policy has been designed basis the principles for sound compensation practices in accordance with regulatory requirements and provides a framework to create, modify and maintain appropriate compensation programs and processes with adequate supervision and control.

The Bank's performance management system provides a sound basis for assessing employee performance holistically. The Bank's compensation framework is aligned with the performance management system and differentiates pay appropriately amongst its employees based on degree of contribution, performance, skill, experience, grade and availability of talent owing to competitive market forces. Further, the Bank also considers compliance to processes, regulatory compliance and risk management as an integral part of its performance appraisal process. These factors are given due weightage for the purposes of the final performance rating of employees for a given performance year.

The NRC considers the aforementioned principles enunciated in the Bank's compensation policy and ensures that:

(a)   the compensation is adjusted for all types of prudent risk taking;

(b)   compensation outcomes are symmetric with risk outcomes;

(c)   compensation payouts are sensitive to the time horizon of risk; and

(d)   the mix of cash, equity and other forms of compensation are aligned with risk.

Review of Remuneration Policy of the Bank

In Line with Annual Review of the Compensation Policy for the Bank, the same was proposed by the Bank to the NRC with the proposal of changes basis observations of Audit on specific inclusions.

This was reviewed and approved by the NRC during the year ended March 31, 2025, vide NRC meeting dated 26th March, 2025

II. Design and Structure of Remuneration

The design and structure of remuneration in accordance with the RBI guidelines dated November 04, 2019, for the financial year ended March 31, 2025, is as follows:


a) Fixed Pay

The Remuneration Policy ensures that the fixed component of the compensation is reasonable, taking into account all relevant factors including industry practice.

Elements of Fixed Pay:

The fixed pay component of the Bank's compensation structure typically consists of elements such as base salary, allowances, perquisites and retirement benefits. Perquisites extended are in the nature of company car, company leased accommodation, club membership and such other benefits or allowances in lieu of such perquisites / benefits. Retirement benefits include contributions to Provident Fund, Superannuation Fund (for employees above certain job bands), National Pension Scheme and Gratuity. The Bank also provides pension to certain employees of the erstwhile Lord Krishna Bank (eLKB) under the Indian Banks' Association ('IBA') structure.

Determinants of Fixed Pay:

The fixed pay is primarily determined by taking into account factors such as the job size, performance, experience, location, market competitiveness of pay and is designed to meet the following key objectives of:

(a) fair compensation given the role complexity and size;

(b) fair compensation given the individual's skill, competence, experience and market pay position;

(c) contribution to post retirement benefits; and

(d) compliance with all statutory obligations.

The quantum of fixed pay for the Senior Management i.e. Employees in Executive Vice President and above grades, Material Risk Takers other than Whole time Directors, Risk and Control Staff and Key Management Personnel are approved by the NRC and the Board.

The quantum of fixed pay for Whole Time Directors is approved by the NRC and the Board, and is subject to the approval of the RBI.

b) Variable Pay – For Senior Management and Material Risk Takers

The performance management system forms the basis for variable pay allocation of the Bank. The Remuneration Policy of the Bank ensures that the performance management system is comprehensive and considers both, quantitative and qualitative performance measures.

(i) Composition of Variable pay

The variable pay will be in the form of share linked instruments or a mix of cash and share linked instruments. The share linked instrument used in the financial year 2024-25 was the Employee Stock Options. All plans for grant of options are framed in accordance with the SEBI guidelines, 1999 as amended from time to time and are approved by the shareholders of the Bank. These plans provide for the grant of options post approval by the NRC. For Whole time Directors the variable pay is approved by the NRC, Board and the Reserve Bank of India.

The Bank will ensure that there is a proper balance between Fixed Pay and Variable Pay. In cases where compensation by way of share-linked instruments is not permitted by law / regulations, the entire variable pay will be in cash.

(ii) Limits on Variable pay

A substantial portion of compensation i.e. at least 50% will be variable and paid on the basis of individual, business-unit and organization performance. This will be in line with the principle that, at higher levels of responsibility, the proportion of variable pay will be higher. The total variable pay shall be limited to a maximum of 300% of the fixed pay (for the relative performance period).

In case the variable pay is upto 200% of the fixed pay, a minimum of 50% of the variable pay; and in case the variable pay is above 200%, a minimum of 67% of the variable pay shall be via non-cash instruments. The non-cash component in 2024-25 comprised of Employee Stock Options.

In the event that the employee is barred by statute or regulation from grant of share-linked instruments, his / her variable pay will be capped at 150% of fixed pay but shall not be less than 50% of the fixed pay.

(iii) Deferral of Variable pay

For senior management including Whole time Directors (WTDs) and Material Risk Takers (MRTs), deferral arrangements exists for the variable pay. A minimum of 60% of total variable pay is under deferral arrangements. If cash component is a part of the variable pay, at least 50% of the cash bonus is deferred. In cases where cash component of the bonus is under Rs 25 lakh, deferral arrangements is not necessary.

The deferral period is a minimum of three years and is applicable to both cash and non-cash components of variable pay. The deferral period for share linked instruments / ESOPs is governed by the ESOP Scheme Rules which is approved by the NRC and the Board. In 2024-25, the deferment of cash variable pay, where applicable, was 3 years in the case of cash variable pay and 4 years (vesting period) in the case of Employee Stock Options.

(iv) Vesting of Variable pay

The deferred portion of the remuneration vests at the end of deferral period and is spread out over the course of the deferral period. The first vesting is not before one year from the commencement of the deferral period. The vesting is no faster than on a pro rata basis and the frequency of the vesting is more than a year in order to ensure appropriate assessment of risk.

(v) Malus / Clawback Arrangement

The Bank believes in sustained business performance in tandem with prudent risk taking. The Bank, therefore, has devised appropriate deterrents in order to institutionalize the aforementioned commitment.

Malus Arrangement: The provision of a Malus arrangement would entail cancellation of payout for the deferred portion of reward (cash variable pay / long term incentive (LTI) i.e. any Share Linked Instrument). The RBI guidelines define malus thus "A **malus** arrangement permits the bank to prevent vesting of all or part of the amount of a deferred remuneration. Malus arrangement does not reverse vesting after it has already occurred."

Clawback Arrangement: The provision of Clawback arrangement would entail return of payout of reward (cash variable pay / long term incentive (LTI) i.e. any Share Linked Instrument) made in the previous years attributable to a given reference year wherein the incident has occurred. The return would be in terms of net amount. The RBI guidelines define clawback thus "A **clawback** is a contractual agreement between the employee and the bank in which the employee agrees to return previously paid or vested remuneration to the bank under certain circumstances."

The malus and clawback clause will be actioned when the employee demonstrates behaviour involving fraudulent behaviour, moral turpitude, lack of integrity, flagrant breach of company policies and statutory norms resulting in


financial or non-financial losses. Manifestation of behaviour listed above is presumed to have a malafide intent. Illustrative list of conditions are enumerated below. The occurrence of any / some / all of the following conditions / events shall trigger a review by the NRC for the application of the Malus or the Clawback arrangement:

a) Substantial Financial Deterioration in profitability or risk parameters

b) Reckless, negligent or willful actions or exhibited inappropriate values and behavior

c) Fraud that requires a financial restatement

d) Reputational harm

e) Exposing the bank to substantial risk

f) Such other conditions or events, of similar nature as above, as determined by NRC for triggering review by NRC for the purpose of application of the Malus or the Clawback arrangement

In determining the causes for deterioration in financial performance under (a), the NRC may take into consideration and have due regard to the fact whether the deterioration was for factors within control or whether it was on account of conditions like global market headwinds, industry performance, changes in legal / regulatory regime, force majeure events like occurrence of natural disasters, pandemic, other socio-economic conditions etc.

While undertaking the review for the concerned person for the application of the Malus or the Clawback arrangement based on any trigger events, when determining accountability of the concerned person, the NRC shall be guided by the principles of proportionality, culpability or proximity or nexus to the event or misconduct.

In accordance with the RBI guidelines, wherever the assessed divergence in bank's provisioning for Non-Performing Assets (NPAs) or asset classification exceeds the prescribed threshold for public disclosure, the bank shall not pay the unvested portion of the variable compensation for the assessment year under 'malus' arrangement. Further, in such situations, no proposal for increase in variable pay (for the assessment year) shall be entertained. In case the bank's post assessment Gross NPAs are less than 2.0%, these restrictions will apply only if criteria for public disclosure are triggered either on account of divergence in provisioning or both provisioning and asset classification.

The NRC may decide to apply malus on part, or all of the variable pay. The time horizon for the application of malus / clawback clause shall be four years from the date of reward.

The NRC shall review the act of misconduct / incident to ascertain the degree of accountability attributable to a Whole time Director / Material Risk Taker / Senior Management (Job Bands C1 and above) prior to applying the Malus or Clawback arrangement.

The criteria for Malus / Clawback will be reviewed by the Nomination and Remuneration Committee annually.

The NRC and Board of Directors has also approved an addendum (Addendum-B) to the compensation policy on Clawback of Incentive Compensation in view of the final rules on listing standards for the recovery of erroneously awarded compensation adopted by the Securities and Exchange Commission on October 26, 2022, applicable to companies listed on the New York Stock Exchange and NASDAQ.

This Addendum-B shall be read with, and is in addition to, the Compensation Policy formulated and approved by the Board of Directors of the Bank. The same has been formulated to comply with the requirements of Section 10D promulgated under the U.S. Securities Exchange Act of 1934, as amended ("Exchange Act"), and Section

303A.14 of the NYSE so as to recover certain compensation in the event of an accounting restatement due to any material non-compliance relating to any financial reporting requirements under the applicable U.S. securities laws, and shall be interpreted and applied consistent therewith.

(vi) Approval Process

The Variable Pay for Senior Management, Material Risk Takers other than Whole time Directors, Risk and control staff is approved by the NRC and the Board. For Whole time Directors the variable pay is approved by the NRC, Board and the Reserve Bank of India.

Employees other than Senior Management, Material Risk Takers, Whole Time Directors

The Bank has formulated the following variable pay plans:

(i) Annual Bonus Plan

The quantum of variable payout is a function of the performance of the Bank, performance of the business unit, performance of the individual employee, job band of the employee and the functional category. Basis these key determinants and due adjustment for risk alignment, a payout matrix for variable pay is developed. Market trends for specific businesses / functions along with inputs from compensation surveys may also be used in finalising the payout.

Bonus pools are designed to meet specific business needs therefore resulting in differentiation in both the quantum and the method of payout across functions.

(ii) Performance-linked Plans (PLPs)

PLPs are formulated for employees in sales, collections, customer service and relationship roles who are given business / service targets but have limited impact on risk since credit decisions are exercised independent of these functions. All PLP payouts are based on a balanced scorecard framework which factors not just quantitative, but also qualitative measures, and are subject to achievement of individual targets enumerated in the respective scorecards of the employees. A portion of the PLP payouts is deferred till the end of the financial year to provide for any unforeseen performance risks. Employees who are on the PLPs are excluded from the Annual Bonus Plan.

(iii) Employee Stock Option Plan (ESOPs)

Employees in Job Bands D4 and above also receive ESOPs as a vehicle to create a balance between short term rewards and long term sustainable value creation. ESOPs play a key role in the attraction and retention of key talent.

The NRC grants options after considering parameters such as the incumbent's grade and performance rating, and such other factors as may be deemed appropriate by the NRC.

All plans for grant of options are framed in accordance with the SEBI guidelines, 1999 as amended from time to time and are approved by the shareholders of the Bank. These plans provide for the grant of options post approval by the NRC.

The Bank grants ESOPs to eligible employees. Such ESOPs vest over four tranches spread over a period of 48 months.

In accordance with the RBI guidelines, Employee Stock Options is included as part of Variable Pay.


(iv) Restricted Stock Units (Units)

The Bank granted units to employees at E3 – D3 bands (upto 10 levels below the MD). The same was approved by the NRC after considering parameters such as the employee's grade, performance rating and any other factors as may be deemed appropriate by the NRC.

All plans for grant of units are framed in accordance with the SEBI guidelines, 1999 as amended from time to time and are approved by the shareholders of the Bank. These plans provide for the grant of units post approval by the NRC.

Such units vest over four tranches spread over a period of 48 months.

Risk, Control and Compliance Staff

The Bank has separated the Risk, Control and Compliance functions from the Business functions in order to create a strong culture of checks and balances and to eliminate any possible conflict of interest between revenue generation and risk management and control. Accordingly, the overall variable pay as well as the annual salary increment of the employees in the Risk, Control and Compliance functions is based on their performance, functional objectives and goals. The Bank ensures that the mix of fixed to variable compensation for these functions is weighted in favour of fixed compensation.

Guaranteed Bonus

Guaranteed bonuses are not consistent with sound risk management or pay for performance principles of the Bank and therefore do not form an integral part of the general compensation practice.

For critical hiring for some select strategic roles, the Bank may consider granting of bonus, based on the performance rating upon confirmation, as a prudent way to avoid loading the entire cost of attraction into the fixed component of the compensation which could have a long term cost implication for the Bank. For such hiring, the said bonus is generally decided by taking into account appropriate risk factors and market conditions.

For hiring at levels of Whole Time Directors / Managing Director / Material Risk Takers and certain employees in select strategic roles, a sign-on bonus, if any, is limited to the first year only and would be in the form of Employee Stock Options or Units (All units grants are subject to individual / Business Unit / organizational performance criteria).

Severance Pay

The Bank does not grant severance pay other than accrued benefits (such as gratuity, pension) except in cases where it is mandated by any statute.

Hedging

The Bank does not provide any facility or fund or permit its Whole Time Directors and employees to insure or hedge their compensation structure to offset the risk alignment effects embedded in their compensation arrangement.

Statutory Bonus

Some employees are also paid statutory bonus as per the Payment of Bonus Act, 1965 as amended from time to time.

III. **Remuneration Processes**

Fitment at the time of Hire

Pay scales at the Bank are set basis the job size, experience, location and the academic and professional credentials of the incumbent.

The compensation of new hires is in line with the existing pay ranges and consistent with the compensation levels of the existing employees of the Bank at similar profiles. The pay ranges are subject to change basis market trends and the Bank's talent management priorities. While the Bank believes in the internal equity and parity as a key determinant of pay, it does acknowledge the external competitive pressures of the talent market. Accordingly, there could be certain key profiles with critical competencies which may be hired at a premium and treated as an exception to the overall pay philosophy. Any deviation from the defined pay ranges is treated as a hiring exception requiring approval with appropriate justification.

Pay Increment / Pay Revision

The Bank strives to ensure external competitiveness as well as internal equity without diluting the overall focus on optimising cost. In order to enhance the Bank's external competitiveness, it participates in an annual salary survey of the banking sector to understand key market trends as well as get insights on relative market pay position compared to peers. The Bank endeavors to ensure that most employees progress to the median of the market in terms of fixed pay over time. This coupled with key internal data indicators like performance score, job family, experience, job grade and salary budget form the basis of decision making on revisions in fixed pay.

Increments in fixed pay for majority of the employee population are generally undertaken once every financial year. However, promotions, confirmations and change in job dimensions could also lead to a change in the fixed pay during other times of the financial year.

The Bank also makes salary corrections and adjustments during the financial year for competitive pay positioning for the purpose of retention of critical skills and critical talent in the domain of Information Technology, Digital, Information Security, Data Science as well as business segments that are strategic focus areas of the Bank. However, such pay revisions are done on an exception basis.

The Fixed Pay for the Material Risk Takers (other than Whole time Directors), Senior Management, Key Management Personnel is approved by the NRC and the Board. The Fixed Pay for the Whole time Directors is approved by the NRC, Board and the Reserve Bank of India.

C. **Description of the ways in which current and future risks are taken into account in the remuneration processes, including the nature and type of the key measures used to take account of these risks**

The Bank takes into account various types of risks in its remuneration processes. The Bank follows a comprehensive framework that includes within its ambit the key dimensions of remuneration such as fixed pay, variable pay and long term incentives (i.e. Employee Stock Options).

Fixed pay: The Bank conducts a comprehensive market benchmarking study to ensure that employees are competitively positioned in terms of fixed pay. The Bank follows a robust salary review process wherein revisions in fixed compensation are based on performance. The Bank also makes salary adjustments taking into consideration pay positioning of employees vis-à-vis market reference points. Through this approach the Bank endeavors to ensure that the talent risk due to attrition is mitigated. Fixed pay could be revised downwards as well, in the event of certain proven cases of misconduct by an employee.

Variable pay: The Bank has distinct types of variable pay plans as given below:


(a)   Quarterly / monthly performance-linked pay (PLP) plans:

All quarterly / monthly PLP plans are based on the principle of balanced scorecard framework that includes within its ambit both quantitative and qualitative factors including key strategic objectives that ensure future competitive advantage for the Bank. PLP plans, by design, have deterrents that play a role of moderating payouts based on the non-fulfillment of established quantitative / qualitative risk factors. Deterrents also include risks arising out of non-compliance, mis-sell etc. Further, a portion of all payouts under the PLP plans is deferred till the end of the financial year to provide for any unforeseen performance risks. Employees who are part of the PLP plans are excluded from the Annual Bonus Plan.

(b)   Variable Pay:

The Bank takes into consideration the fact that a portion of the Bank's profits are directly attributable to various types of risks the Bank is exposed to such as credit risk and market risk.

The framework developed by the Bank in order to arrive at the quantum of bonus pool is based on the performance of the Bank and profitability. The annual variable pay is distributed based on business unit and individual performance and job band and role of the individual for non-business functions. The business unit performance is based on factors such as growth in revenue, growth in profit, cost to income ratio and achievement vis-à-vis plans and key objectives. Bonus pay out for an individual employee in a particular grade is linked to the performance rating of the employee and subject to meeting the Bank's standards of ethical conduct.

The Bank has devised appropriate malus and claw back clauses as a risk mitigant for Whole Time Directors, Material Risk Takers, Senior Management (i.e. Employees in the job Bands of Executive Vice President and above). Under the malus clause the incumbent could forego the vesting of the deferred variable pay in full or in part. Under the claw back clause the incumbent is obligated to return all the tranches of variable pay payout pertaining to the reference performance year. The deferred variable pay is paid out post review and approval by the NRC and the Board.

D.   Description of the ways in which the Bank seeks to link performance during a performance measurement period with levels of remuneration

The Bank has a robust performance management system for evaluating the performance of its Whole Time Directors. The performance appraisal system is based on a Balanced Scorecard Framework and considers qualitative as well as quantitative factors of performance which includes the parameters at overall organization level and at Target Business Level. Following is the list of few parameters which are covered in the Balanced Scorecards of Whole Time Directors.

1.   **Business Performance** – This includes business growth, profitability, asset quality and shareholder value.

2.   **Stakeholder Relationship** – This includes net promoter score and corporate social responsibility.

3.   **Audit and Compliance** – This includes internal audit reports and compliance with the regulations and inspection reports.

4.   **Digital Transformation** – This includes performance on initiatives required to run the Bank and grow the Bank.

5.   **People Excellence** – This includes succession planning and employee attrition.

6.   **Strategic Initiatives** – This includes various strategic initiatives of the Bank.

The above list is not exhaustive.

While the above parameters form the core evaluation parameters for the Bank and the remuneration of its Whole Time Directors, each of the business units are measured on the following from a remuneration standpoint:

a) Growth in net revenue (%) over previous year;

b) Growth in profit before tax (%) over previous year;

c) Improvement in cost to income over the previous year;

d) Improvement in Gross NPA over the previous year and

e) Achievement of key strategic objectives.

The process by which levels of remuneration in the Bank are aligned to the performance of the Bank, business unit and individual employees is articulated below:

Fixed Pay

The Bank reviews the fixed pay portion of the compensation structure basis merit-based increments and market corrections. These are based on a combination of performance rating, job band and the functional category of the individual employee. For a given job band, the merit increment is directly related to the performance rating. The Bank strives to ensure that most employees progress to the median of the market in terms of fixed pay over time. All other things remaining equal, the correction percentage is directly related to the performance rating of the individual.

Variable Pay

Basis the performance of the business unit, individual performance and role, the Bank has formulated the following variable pay plans:

• **Variable Pay Plans:**

For Employees in Job Bands of Sr Vice President I and above (includes employees in Senior Management, Material Risk Takers, Whole time Directors) the variable pay intends to reward short term as well as long term sustained performance of the Bank and shareholder value creation.

Short term Performance: Short term performance is realised in the form of cash variable pay. The cash variable pay is based on performance rating and the job band of the individual and is further enhanced or moderated by the business performance multiplier and role. The cash variable pay is computed on the gross salary.

Long term Performance: Employee Stock Options are granted to employees based on their performance rating and job band and the value of the same is realised vide long term performance of the Bank and creation of shareholder value.

For Employees in job bands Vice President and below:

At these levels the variable pay is primarily in the form of cash variable pay and is based on the annual performance. In FY 2024-25, the Bank granted units at E3-D3 bands based on their performance rating, grade and any other such parameter as approved by the NRC.

The Bank's annual bonus is computed as a percentage of the gross salary for every job band. The bonus multiple is based on performance of the business unit (based on the parameters above), performance rating, job band


and the functional category of the individual employee. The business performance category determines the multiplier for the bonus. All other things remaining equal, for a given job band, the bonus is directly related to the performance rating. Employees who are part of the annual cash Variable Pay plan are not part of the Performance Linked Plans mentioned below.

• **Performance-linked Plans (PLPs)**

The Bank has formulated PLPs for its sales, collections, customer service and relationship roles who are given sales, collections and service targets basis a balanced scorecard methodology. All PLP payouts are subject to the achievement of individual targets enumerated in the respective scorecards of the employees and moderated by qualitative parameters. A portion of the PLP payouts is deferred till the end of the financial year to provide for any unforeseen performance risks. All PLPs are based on a balanced scorecard framework and, depending on the plan, could be paid out monthly or quarterly.

E. Description of the ways in which the Bank seeks to adjust remuneration to take account of the longer term performance

For employees in Senior Management, Material Risk Takers and Whole Time Directors the Bank seeks to adjust remuneration to take account of the longer term performance in the following way.

(i) Limits on variable pay

A substantial portion of compensation i.e. at least 50% will be variable and paid on the basis of individual, business-unit and organization performance. This will be in line with the principle that, at higher levels of responsibility, the proportion of variable pay will be higher. The total variable pay shall be limited to a maximum of 300% of the fixed pay.

In case the variable pay is upto 200% of the fixed pay, a minimum of 50% of the variable pay; and in case the variable pay is above 200%, a minimum of 67% of the variable pay shall be via non-cash instruments. The non-cash component in 2024-25 comprised of Employee Stock Options.

In the event that the employee is barred by statute or regulation from grant of share-linked instruments, his / her variable pay will be capped at 150% of fixed pay but shall not be less than 50% of the fixed pay.

(ii) Deferral of variable pay

For senior management including Whole Time Directors (WTDs) and Material Risk Takers (MRTs), deferral arrangements will exist for the variable pay. A minimum of 60% of total variable pay will be under deferral arrangements. If cash component is a part of the variable pay, at least 50% of the cash bonus shall be deferred. In cases where cash component of the bonus is under Rs 25 lakh, deferral arrangements would not be necessary.

The deferral period would be a minimum of three years and will be applicable to both cash and non-cash components of variable pay. The deferral period for share linked instruments / ESOPs will be governed by the ESOP Scheme Rules which will be approved by the NRC and the Board. In 2023-24, the deferment of cash variable pay, where applicable, was 3 years in the case of cash variable pay and 4 years (vesting period) in the case of Employee Stock Options.

(iii) Vesting of Variable Pay

The deferred portion of the remuneration will vest at the end of deferral period and will be spread out over the course of the deferral period. The first vesting would not be before one year from the commencement of the

deferral period. The vesting would be no faster than on a pro rata basis and the frequency of the vesting would be more than a year in order to ensure appropriate assessment of risk.

(iv) Malus / Clawback Arrangement:

The Bank believes in sustained business performance in tandem with prudent risk taking. The Bank, therefore, has devised appropriate deterrents in order to institutionalize the aforementioned commitment.

Malus Arrangement: The provision of a Malus arrangement would entail cancellation of payout for the deferred portion of reward (cash variable pay / long term incentive (LTI) i.e. any Share Linked Instrument). The RBI guidelines define malus thus "A **malus** arrangement permits the bank to prevent vesting of all or part of the amount of a deferred remuneration. Malus arrangement does not reverse vesting after it has already occurred."

Clawback Arrangement: The provision of Clawback arrangement would entail return of payout of reward (cash variable pay / long term incentive (LTI) i.e. any Share Linked Instrument) made in the previous years attributable to a given reference year wherein the incident has occurred. The return would be in terms of net amount. The RBI guidelines define clawback thus "A **clawback** is a contractual agreement between the employee and the bank in which the employee agrees to return previously paid or vested remuneration to the bank under certain circumstances."

The malus and clawback clause will be actioned when the employee demonstrates behaviour involving fraudulent behaviour, moral turpitude, lack of integrity, flagrant breach of company policies and statutory norms resulting in financial or non-financial losses. Manifestation of behaviour listed above is presumed to have a malafide intent. Illustrative list of conditions are enumerated below. The occurrence of any / some / all of the following conditions/ events shall trigger a review by the NRC for the application of the Malus or the Clawback arrangement:

a) Substantial financial deterioration in profitability or risk parameters

b) Reckless, negligent or willful actions or exhibited inappropriate values and behavior

c) Fraud that requires a financial restatement

d) Reputational harm

e) Exposing the bank to substantial risk

f) Such other conditions or events, of similar nature as above, as determined by NRC for triggering review by NRC for the purpose of application of the Malus or the Clawback arrangement

In determining the causes for deterioration in financial performance under (a), the NRC may take into consideration and have due regard to the fact whether the deterioration was for factors within control or whether it was on account of conditions like global market headwinds, industry performance, changes in legal / regulatory regime, force majeure events like occurrence of natural disasters, pandemic, other socio-economic conditions etc.

While undertaking the review for the concerned person for the application of the Malus or the Clawback arrangement based on any trigger events, when determining accountability of the concerned person, the NRC shall be guided by the principles of proportionality, culpability or proximity or nexus to the event or misconduct.

In accordance with the RBI guidelines, wherever the assessed divergence in bank's provisioning for Non-Performing Assets (NPAs) or asset classification exceeds the prescribed threshold for public disclosure, the bank shall not pay the unvested portion of the variable compensation for the assessment year under 'malus' arrangement. Further, in such situations, no proposal for increase in variable pay (for the assessment year) shall be entertained. In case the bank's


post assessment Gross NPAs are less than 2.0%, these restrictions will apply only if criteria for public disclosure are triggered either on account of divergence in provisioning or both provisioning and asset classification.

The NRC may decide to apply malus on part, or all of the unvested deferred Variable pay. The time horizon for the application of malus / clawback clause shall be four years from the date of reward.

The NRC shall review the act of misconduct / incident to ascertain the degree of accountability attributable to a Whole Time Director / Material Risk Taker / Senior Management (C1 and above) prior to applying the Malus or Clawback arrangement.

The criteria for Malus / Clawback will be reviewed by the NRC annually.

The NRC and Board of Directors has also approved an addendum (Addendum-B) to the compensation policy on Clawback of Incentive Compensation in view of the final rules on listing standards for the recovery of erroneously awarded compensation adopted by the Securities and Exchange Commission on October 26, 2022, applicable to companies listed on the New York Stock Exchange and NASDAQ.

This Addendum-B shall be read with, and is in addition to, the Compensation Policy formulated and approved by the Board of Directors of the Bank. The same has been formulated to comply with the requirements of Section 10D promulgated under the U.S. Securities Exchange Act of 1934, as amended ("Exchange Act"), and Section 303A.14 of the NYSE so as to recover certain compensation in the event of an accounting restatement due to any material non-compliance relating to any financial reporting requirements under the applicable U.S. securities laws, and shall be interpreted and applied consistent therewith.

Employees other than Whole Time Directors, Material Risk Takers and Senior Management

The Bank has formulated the following variable pay plans:

- **Annual Cash Variable Pay plan:**

  The quantum of variable payout is a function of the performance of the Bank, performance of the individual employee, job band of the employee and the functional category. Basis these key determinants and due adjustment for risk alignment, a payout matrix for variable pay is developed. Market trends for specific businesses / functions along with inputs from compensation surveys may also be used in finalising the payout.

  Bonus pools are designed to meet specific business needs therefore resulting in differentiation in both the quantum and the method of payout across functions. Typically, higher levels of responsibility receive a higher proportion of variable pay vis-à-vis fixed pay.

  For Employees in Job Bands of Sr Vice President 1 and above Variable Pay intends to reward short term as well as long term sustained performance of the Bank and shareholder value creation.

  Short term Performance: Short term performance is realised in the form of cash variable pay. The cash variable pay is based on performance rating and the job band of the individual and is further enhanced or moderated by the business performance multiplier and role. The cash variable pay is computed on the gross salary.

  Long term Performance: Employee Stock Options are granted to employees based on their performance rating and Job band and the value of the same is realised vide long term performance of the Bank and creation of shareholder value. The vesting period for Employee Stock Option is 4 years.

  The Bank has also granted Restricted Stock Units (Units) to employees at E3-D3 bands. The units would vest over 4 years.

- **Performance-linked Plans (PLPs)**

  The Bank has formulated PLPs for its sales, collections, customer service and relationship roles who are given sales, collections and service targets basis a balanced scorecard methodology. All PLP payouts are subject to the achievement of individual targets enumerated in the respective scorecards of the employees and moderated by qualitative parameters. A portion of the PLP payouts is deferred till the end of the financial year to provide for any unforeseen performance risks. All PLPs are based on a balanced scorecard framework and, depending on the plan, could be paid out monthly or quarterly.

F. Description of the different forms of variable remuneration (i.e. cash, shares, ESOPs and other forms) that the Bank utilises and the rationale for using these different forms

The Bank recognises the importance of variable pay in reinforcing a pay for performance culture. Variable pay stimulates employees to stretch their abilities to exceed expectations.

- **Annual Cash Variable Pay**

  These are paid to reward performance for a given financial year. This covers all employees (excluding employees under PLPs). This is based on performance of the business unit, performance rating, job band and functional category of the individual. For higher job bands the proportion of variable pay to total compensation tends to be higher. For Material Risk Takers, Senior Management and Whole Time Directors 50% of the cash variable pay is deferred over 3 years in the event the cash variable pay exceeds 25 lakhs.

- **Performance-linked Plans (PLPs)**

  The Bank has formulated PLPs for its sales, collections, customer service and relationship roles who are given sales, collections and service targets basis a balanced scorecard methodology. All PLP payouts are subject to the achievement of individual targets enumerated in the respective scorecards of the employees and moderated by qualitative parameters. A portion of the PLP payouts is deferred till the end of the financial year to provide for any unforeseen performance risks. All PLPs are based on a balanced scorecard framework and, depending on the plan, could be paid out monthly or quarterly.

- **Employee Stock Option Plan (ESOP)**

  This is to reward for contribution of employees in creating a long term, sustainable earnings and enhancing shareholder value. Only employees in a certain job band and with a specific performance rating are eligible for stock options. Performance is the key criteria for granting stock options.

- **Restricted Stock Units (Units)**

  The Bank granted Restricted Stock Units (Units) to employees at E3-D3 bands in FY24-25. The units would vest over 4 years.

Quantitative disclosures

The quantitative disclosures for the financial year ended March 31, 2025 cover the Bank's Whole Time Directors and Material Risk Takers. The material risk takers are identified in accordance with the revised guidelines on remuneration issued by the RBI on November 04, 2019. Hitherto, the quantitative disclosures would cover the Bank's Whole Time Directors and Key Risk Takers as per the erstwhile guidelines on remuneration dated January 13, 2012.


Sr. No.	Subject	March 31, 2025	March 31, 2024
(a)	Number of meetings held by the Nomination and Remuneration Committee (NRC) during the financial year and sitting fees paid to its members	Numbers of meetings: 17 Sitting Fees paid: ₹ 0.67 crore	Number of meetings: 18 Sitting Fees paid: ₹ 0.74 crore
(b) (i)	Number of employees having received a variable remuneration award during the financial year	88	92
(b) (ii)	Number and total amount of sign-on awards made during the financial year	Number – 1 Total amount of sign-on awards – 39,050 ESOP Units	None
(b) (iii)	Number and total amount of guaranteed bonuses awarded during the financial year	None	None
(b) (iv)	Details of severance pay, in addition to accrued benefits, if any	None	None
(c) (i)	Total amount of outstanding deferred remuneration, split into cash, shares and share-linked instruments and other forms	1. Deferred Cash variable pay – ₹ 45.16 crore 2. ^Employee Stock Options (ESOP) – 89,54,079 Options	1. Deferred Cash variable pay - ₹ 34.31 crore 2. ^Employee Stock Options (ESOP) – 98,70,019 Options.
(c) (ii)	Total amount of deferred remuneration paid out in the financial year	₹ 15.51 crore	₹ 10.99 crore
(d)	Breakdown of amount of remuneration awards for the financial year to show fixed and variable, deferred and non-deferred	₹ 159.65 crore (Fixed*) ₹ 5.09 crore (cash variable pay pertaining to financial year ended March 31, 2024, in relation to employees where there was no deferment). The same category of employees were granted 4,77,620 ESOPs ₹ 49.55 crore (cash variable pay pertaining to financial year ended March 31, 2024, in relation to employees where there was a deferment) of which ₹ 24.78 crore was non-deferred variable pay and ₹ 24.78 crore was deferred variable pay. The same category of employees were granted 34,26,650 ESOPs Number of stock options granted during the financial year: 39,04,270. This includes 8,93,780 ESOPs granted to the MD and the two EDs for performance in F.Y. 2023 – 2024.	₹ 151.12 crore (Fixed*) ₹9.42 crore (cash variable pay pertaining to financial year ended March 31, 2023, in relation to employees where there was no deferment). The same category of employees were granted 14,07,710 ESOPs. ₹ 30.11 crore (cash variable pay pertaining to financial year ended March 31, 2023, in relation to employees where there was a deferment) of which ₹ 15.05 crore was non-deferred variable pay and ₹ 15.05 crore was deferred variable pay. The same category of employees were granted 23,45,900 ESOPs. Number of stock options granted during the financial year: 37,53,610. This includes 3,36,057 ESOPs granted to MD and DMD (erstwhile ED) for performance in F.Y. 2022 – 2023.
		The above amount does not include variable pay awarded to the DMD for performance year 2023 – 2024 and the same is scheduled to be paid in F.Y. 2025 – 2026.	Mr. Sashidhar Jagdishan was awarded cash variable pay ₹ 5.00 crore for the performance year 2022 – 2023, 50% of which was paid out in the F.Y. 2024 basis RBI letter dated – December 21, 2023. The above amount is not included in the variable pay awarded this year as it pertains to the previous year.



Sr. No.	Subject	March 31, 2025	March 31, 2024
(e) (i)	Total amount of outstanding deferred remuneration and retained remuneration exposed to ex-post explicit and / or implicit adjustments	1. Deferred Cash variable pay – ₹ 45.16 crore 2. ^Employee Stock Options (ESOP) – 89,54,079 Options	1. Deferred Cash variable pay – ₹ 34.31 crore 2. ^Employee Stock Options (ESOP) – 98,70,019 Options
(e) (ii)	Total amount of reductions during the financial year due to ex-post explicit adjustments	Nil	Nil
(e) (iii)	Total amount of reductions during the financial year due to ex-post implicit adjustments	Nil	Nil
(f)	Number of MRTs (Material Risk Takers) identified.	98	92
(g) (i)	Number of cases where Malus has been exercised.	None	None
(g) (ii)	Number of cases where Clawback has been exercised.	None	None
(g) (iii)	Number of cases where both Malus and Clawback have been exercised.	None	None
General Quantitative Disclosure	The mean pay for the Bank as a whole (excluding sub-staff) and the deviation of the pay of each of its WTDs from the mean pay.	The mean pay for the Bank as a whole is ₹ 0.08 crore as of March 31, 2025. The ratio of the fixed pay of the managing director to the mean pay of the Bank as a whole is 96:1 as of March 31, 2025. The ratio of the fixed pay of the deputy managing director to the mean pay of the Bank as a whole is 93:1 as of March 31, 2025. The ratio of the fixed pay of the executive director (Mr. Srinivasa V Rangan) to the mean pay of the Bank as a whole is 90:1 as of March 31, 2025. The ratio of the fixed pay of the executive director (Mr. Bhavesh Zaveri) to the mean pay of the Bank as a whole is 59:1 as of March 31, 2025.	The mean pay for the Bank as a whole is ₹ 0.08 crore as of March 31, 2024. The ratio of the fixed pay of the managing director to the mean pay of the Bank as a whole is 99:1 as of March 31, 2024. The ratio of the fixed pay of the deputy managing director to the mean pay of the Bank as a whole is 94:1 as of March 31, 2024. The ratio of the fixed pay of the executive director (Mr. Srinivasa V Rangan) to the mean pay of the Bank as a whole is 91:1 as of March 31, 2024. The ratio of the fixed pay of the executive director (Mr. Bhavesh Zaveri) to the mean pay of the Bank as a whole is 60:1 as of March 31, 2024.

* Excludes gratuity benefits, since the same is computed at Bank level.

^ In accordance with the RBI guidelines, Employee Stock Options are to be included as part of variable pay. The number of options reported as part of deferred remuneration comprise of Employee Stock Options granted during the financial year 2024-25 (as part of non cash variable pay) and are yet to be vested.

Disclosure on remuneration to Non-Executive Directors

Remuneration by way of sitting fees to the Non-Executive Directors for attending meetings of the Board and its committees during the year ended March 31, 2025 amounted to ₹ 4.91 crore (previous year: ₹ 4.51 crore).

Further, in accordance with RBI guidelines, remuneration to all Non-Executive Directors other than the Chairperson for the year ended March 31, 2025 amounted to ₹ 2.21 crore (previous year: ₹ 1.52 crore).

19. Other disclosures

19.1 Business ratios / information

Particulars	March 31, 2025	March 31, 2024
Interest income as a percentage to working funds[1]	8.52%	8.41%
Net interest income[2] as a percentage to working funds	3.48%	3.53%
Net interest income as a percentage to average interest earning assets	3.67%	3.74%
Non-interest income as a percentage to working funds	1.29%	1.60%
Cost of Deposits[3]	5.21%	4.87%
Operating profit[4] as a percentage to working funds	2.84%	3.07%
Return on assets (average)	1.91%	1.98%
Business[5] per employee (₹ in crore)	23.62	21.49
Profit per employee[6] (₹ in crore)	0.32	0.31
Debt-Equity Ratio[7]	0.74	1.21
Return on Equity Ratio[8]	14.56%	16.09%

Definitions of certain items in Business ratios / information:

1. *Working funds is the daily average of total assets during the year.*
2. *Net Interest Income = Interest Income - Interest Expense.*
3. *Cost of Deposits is the ratio of interest expense on deposits to daily average of total deposits.*
4. *Operating profit is profit for the year before provisions and contingencies and profit / (loss) on sale of fixed assets (net) and other assets (net).*
5. *Business is the total of quarterly average of net advances and deposits (net of inter-bank deposits).*
6. *Productivity ratios are based on quarterly average of employee numbers.*
7. *Debt represents borrowings with residual maturity of more than one year.*
8. *Return on Equity represents net profit after tax to average equity share capital, employee stock options outstanding and reserves.*

19.2 Bancassurance business

Commission income for the year ended March 31, 2025 includes fees of ₹ 5,026.97 crore (previous year: ₹ 3,059.31 crore) in respect of life insurance business and ₹ 1,281.30 crore (previous year: ₹ 914.68 crore) in respect of general insurance and health insurance business.

19.3 Marketing and distribution

Commission income for the year ended March 31, 2025 includes income from marketing and distribution of ₹ 1,629.86 crore (previous year: ₹ 2,492.82 crore), which comprises of income for displaying publicity materials at the Bank's branches / ATMs, commission on mutual funds, pension and other investment / saving products and sourcing and referral income.

19.4 Details of Priority Sector Lending Certificates (PSLCs)

The Bank enters into transactions for the sale or purchase of Priority Sector Lending Certificates (PSLCs). In the case of a sale transaction, the Bank sells the fulfilment of priority sector obligation and in the case of a purchase transaction the Bank buys the fulfilment of priority sector obligation through RBI trading platform. There is no transfer of risks or loan assets in such transactions. The details of purchase / sale of PSLCs during the year are as under:

(₹ crore)

Type of PSLCs	For the year ended March 31, 2025		For the year ended March 31, 2024	
	PSLCs bought during the year	PSLCs sold during the year	PSLCs bought during the year	PSLCs sold during the year
Agriculture	-	-	-	29,445.50
Small and Marginal farmers	103,413.50	-	81,969.75	-
Micro Enterprises	8,000.00	79,441.75	-	19,054.50
General	-	175,000.00	-	57,077.25
Total	111,413.50	254,441.75	81,969.75	105,577.25

19.5 Provisions and contingencies

The break-up of 'Provisions and contingencies' included in the Profit and Loss Account is given below:

(₹ crore)

Particulars	March 31, 2025	March 31, 2024
Provision for income tax[1]		
- Current	19,485.15	12,968.40
- Deferred	1,645.55	(2,885.38)
Provision for NPAs[2]	12,803.11	10,764.66
Provision for diminution in value of non-performing investments	(87.81)	10.15
Provision for standard assets	198.39	1,146.05
Floating provisions	-	10,900.00
Other provisions and contingencies[3]	(1,264.26)	671.29
Total	32,780.13	33,575.17

1. Provision for income tax is net of write back of provision no longer required of Nil (previous year: ₹ 6,325.04 crore), pursuant to favourable orders received.

2. Includes loss on sale of NPAs / stressed assets.

3. Includes provisions / (write-back) for tax, legal and other contingencies ₹ (518.03) crore (previous year: ₹ (336.39) crore, (provisions / (write-back) for securitised-out assets Nil (previous year: ₹ (26.81) crore) and provision / (write-back) towards investments in Alternate Investment Funds ₹ (746.24) crore (previous year: ₹ 1,034.49 crore).

19.6 Implementation of IFRS converged Indian Accounting Standards

The Ministry of Corporate Affairs, in its press release dated January 18, 2016, had issued a roadmap for implementation of Indian Accounting Standards (Ind AS) for scheduled commercial banks, insurers / insurance companies and non-banking financial companies, which was subsequently confirmed by the RBI through its circular dated February 11, 2016. This roadmap required these institutions to prepare Ind AS based financial statements for the accounting periods beginning April 01, 2018 with comparatives for the periods beginning April 01, 2017. The implementation of Ind AS by banks requires certain legislative changes in the format of financial statements to comply with the disclosures required under Ind AS. In April 2018, the RBI deferred the implementation of Ind AS by a year by when the necessary legislative amendments were expected. The legislative amendments recommended by the RBI are under consideration by the Government of India. Accordingly, the RBI, through its circular dated March 22, 2019, deferred the implementation of Ind AS until further notice.


Presently, the Bank prepares and submits its Ind AS Proforma information to the RBI on a half yearly basis. The Bank is well prepared for Ind AS implementation as and when it becomes applicable, with due consideration to updated regulations, accounting standards / guidance and business strategy at the date of actual transition.

The RBI, vide its circular dated September 12, 2023 revised the norms on classification, measurement and valuation of investments, in view of the significant development in the global standards. These norms are closer to Ind AS. The Bank has implemented the revised norms with effect from April 01, 2024.

19.7 Payment of DICGC Insurance Premium

(₹ crore)

Sr. No.	Particulars	March 31, 2025	March 31, 2024
1.	Payment of DICGC Insurance Premium (excluding GST)	2,803.37	2,412.30
2.	Arrears in payment of DICGC Premium	-	-

19.8 Disclosure of Letters of Comfort (LoCs) issued by the Bank

The Bank has not issued Letter of Comfort during the year ended March 31, 2025 and March 31, 2024 and there is no outstanding as at March 31, 2025 and March 31, 2024.

19.9 Portfolio-level information on the use of funds raised from green deposits

The Bank has not raised green deposits on or after June 01, 2023 based on the Framework for the acceptance of Green deposits issued by RBI.

20. Other liabilities

- The Bank held provisions towards standard assets amounting to ₹ 10,862.90 crore as at March 31, 2025 (previous year: ₹ 10,663.71 crore). These are included under other liabilities.

✓ Provision for standard assets is made @ 0.25% for direct advances to agriculture, individual housing loans and Small and Micro Enterprises (SMEs) sectors, @ 1% for advances to commercial real estate sector, @ 0.75% for advances to commercial real estate - residential housing sector, @ 5% on restructured standard advances, @ 2% until after one year from the date on which the rates are reset at higher rates for housing loans offered at a comparatively lower rate of interest in the first few years and @ 2% on all exposures to the wholly owned step down subsidiaries of the overseas subsidiaries of Indian companies, sanctioned / renewed after December 31, 2015.

✓ Provision is maintained at rates higher than the regulatory minimum, on standard advances based on evaluation of the risk and stress in various sectors as per the policy approved by the Board of the Bank.

✓ In accordance with regulatory guidelines and based on the information made available by its customers to the Bank, for exposures to customers who have not hedged their foreign currency exposures, provision for standard assets is made at levels ranging from 0.10% to 0.80% depending on the likely loss the entities could incur on account of exchange rate movements.

✓ Provision for standard assets of overseas branches is made at higher of rates prescribed by the overseas regulator or RBI.

- ✓ For all other loans and advances including credit exposures computed as per the current marked to market values of interest rate and foreign exchange derivative contracts, provision for standard assets is made @ 0.40%.

- ✓ In accordance with RBI guidelines, an additional provision is made @ 3% on the incremental exposure to the "Specified Borrowers" (except NBFCs / HFCs) beyond normally permitted lending limit (NPLL) as defined by RBI.

- Other liabilities include contingent provisions of ₹ 14,219.29 crore as at March 31, 2025 (previous year: ₹ 15,513.35 crore) in respect of advances and investments.

- The Bank has presented gross unrealised gain on foreign exchange and derivative contracts under other assets and gross unrealised loss on foreign exchange and derivative contracts under other liabilities. Accordingly, other liabilities as at March 31, 2025 include unrealised loss on foreign exchange and derivative contracts of ₹ 14,079.86 crore (previous year: ₹ 10,491.46 crore).

- There is no item under Other Liabilities and Provisions "Others (including provisions)" exceeding 1% of total assets as at March 31, 2025 and March 31, 2024.

21. Other fixed assets

- Other fixed assets include amount capitalised relating to software having useful life upto five years. Details regarding the same are tabulated below:

(₹ crore)

Particulars	March 31, 2025	March 31, 2024
Cost		
As at March 31 of the previous year	6,638.72	5,305.33
Addition on amalgamation (Refer Schedule 18(1))	-	138.04
Additions during the year	1,772.54	1,212.41
Deductions during the year	(68.50)	(17.05)
Total (a)	**8,342.76**	**6,638.72**
Depreciation		
As at March 31 of the previous year	4,691.97	3,828.16
Addition on amalgamation (Refer Schedule 18 (1))	-	57.88
Charge for the year	994.31	822.98
On deductions during the year	(67.34)	(17.05)
Total (b)	**5,618.94**	**4,691.97**
Net value (a-b)	**2,723.82**	**1,946.75**

22. Other assets

- Other assets include deferred tax asset (net) of ₹ 6,435.04 crore (previous year: ₹ 8,415.03 crore). The break-up of the same is as follows:

(₹ crore)

Particulars	March 31, 2025	March 31, 2024
Deferred tax asset arising out of:		
Loan loss and contingencies	12,252.21	12,249.18
Employee benefits	1,321.67	1,033.77
Depreciation	54.39	57.58


(₹ crore)

Particulars	March 31, 2025	March 31, 2024
Others	293.51	676.87
Total (a)	**13,921.78**	**14,017.40**
Deferred tax liability arising out of:		
Special reserve u/s 36(1)(viii) of the Income tax act, 1961	6,191.81	5,385.82
Investments and derivatives	961.97	216.55
Others	332.96	-
Total (b)	**7,486.74**	**5,602.37**
Deferred tax asset (net) (a-b)	**6,435.04**	**8,415.03**

- **Key items under "Others" in Other assets are as under:**

(₹ crore)

Particulars	March 31, 2025	March 31, 2024
Deposits with NABARD / SIDBI / NHB #	107,160.11	118,007.02
Unrealised gain on foreign exchange and derivative contracts*	17,131.14	10,797.41
Deferred tax assets	6,435.04	8,415.03
Accounts receivable	10,058.70	7,913.14
Deposits & amounts paid in advance	8,943.05	8,443.26
Advances for capital assets	4,801.21	5,074.45
Residual items	5.76	4.02
Total	**154,535.01**	**158,654.33**

Deposits with NABARD / SIDBI / NHB exceeded 1% of total asset.

* The Bank has presented gross unrealised gain on foreign exchange and derivative contracts under other assets and gross unrealised loss on foreign exchange and derivative contracts under other liabilities.

23. Non-banking assets acquired in satisfaction of claims (NBA)

(₹ crore)

Particulars	March 31, 2025	March 31, 2024
Opening balance	1,248.92	63.06
Addition on amalgamation (Refer Schedule 18(1))	-	1,224.70
Additions during the year	3.90	17.93
Reductions during the year	153.22	56.77
Closing balance	**1,099.60**	**1,248.92**
Provision held at the beginning of the year	108.36	16.60
Addition on amalgamation (Refer Schedule 18(1))	-	92.03
Provision made during the year	-	-
Provision reversed during the year	-	0.27
Provision held at the end of the year	**108.36**	**108.36**

24. Interest earned

Interest income under the sub-head Income on investments includes dividend on units of mutual funds and equity and preference shares received during the year ended March 31, 2025 amounting to ₹ 2,073.95 crore (previous year: ₹ 1,191.48 crore).

25. Other income

- **Commission, exchange and brokerage income**

    Commission, exchange and brokerage income is presented net of related commission expenses.

- **Miscellaneous income**

    Miscellaneous income includes recoveries from written-off accounts amounting to ₹ 3,785.01 crore (previous year: ₹ 3,441.30 crore) exceeding 1% of the total income of the Bank.

26. Other expenditure

Other expenditure includes commission to sales agents amounting to ₹ 5,128.86 crore (previous year: ₹ 5,284.53 crore), exceeding 1% of the total income of the Bank.


27. Employee benefits

Gratuity

(₹ crore)

Particulars	March 31, 2025	March 31, 2024
Reconciliation of opening and closing balance of the present value of the defined benefit obligation		
Present value of obligation as at April 1	**1,473.81**	**994.09**
Liabilities assumed on amalgamation (Refer Schedule 18 (1))	-	337.79
Interest cost	102.30	69.70
Current service cost	275.11	186.28
Benefits paid	(105.84)	(104.33)
Actuarial (gain) / loss on obligation:		
Experience adjustment	(42.34)	(31.29)
Assumption change	50.17	21.57
Present value of obligation as at March 31	**1,753.21**	**1,473.81**
Reconciliation of opening and closing balance of the fair value of the plan assets		
Fair value of plan assets as at April 1	**1,670.20**	**991.18**
Assets assumed on amalgamation (Refer Schedule 18 (1))	-	343.36
Expected return on plan assets	111.96	86.50
Contributions	77.71	65.00
Benefits paid	(105.84)	(104.33)
Actuarial gain / (loss) on plan assets:		
Experience adjustment	20.63	288.49
Assumption change	-	-
Fair value of plan assets as at March 31	**1,774.66**	**1,670.20**
Amount recognised in Balance Sheet		
Fair value of plan assets as at March 31	1,774.66	1,670.20
Present value of obligation as at March 31	(1,753.21)	(1,473.81)
Amount not recognised as an asset (limit in Para 59(b) of AS 15 on 'Employee Benefits')	-	-
Asset / (liability) as at March 31	**21.45**	**196.39**
Expenses recognised in Profit and Loss Account		
Interest cost	102.30	69.70
Current service cost	275.11	186.28
Expected return on plan assets	(111.96)	(86.50)
Net actuarial (gain) / loss recognised in the year	(12.80)	(298.21)
Effect of the limit in para 59(b) of AS 15 on 'Employee Benefits'	-	-
Net cost	**252.65**	**(128.73)**
Actual return on plan assets	132.59	374.98
Estimated contribution for the next year	138.30	77.71
Assumptions		
Discount rate	6.70% per annum	7.20% per annum
Expected return on plan assets	6.50% per annum	6.50% per annum
Salary escalation rate	7.00% per annum	7.00% per annum

The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors.



Expected rate of return on investments is determined based on the assessment made by the Bank at the beginning of the year with regard to its existing portfolio. Major categories of plan assets as a percentage of fair value of total plan assets are given below:

Category of plan assets	% of fair value to total plan assets as at	
	March 31, 2025	March 31, 2024
Government securities	43.34%	45.55%
Debenture and bonds	15.97%	15.57%
Equity shares	35.05%	34.37%
Others	5.64%	4.51%
Total	**100.00%**	**100.00%**

Experience adjustment

(₹ crore)

Particulars	Years ended March 31,				
	2025	2024	2023	2022	2021
Plan assets	1,774.66	1,670.20	991.18	895.44	743.24
Defined benefit obligation	1,753.21	1,473.81	994.09	910.43	857.58
Amount not recognised as an asset (limit in Para 59(b) of AS 15 on 'Employee Benefits')	-	-	-	-	-
Surplus / (deficit)	21.45	196.39	(2.91)	(14.99)	(114.34)
Experience adjustment gain / (loss) on plan assets	20.63	288.49	(36.90)	21.96	105.74
Experience adjustment (gain) / loss on plan liabilities	(42.34)	(31.29)	(7.81)	(65.14)	26.48

Pension

(₹ crore)

Particulars	March 31, 2025	March 31, 2024
Reconciliation of opening and closing balance of the present value of the defined benefit obligation		
Present value of obligation as at April 1	**103.47**	**107.82**
Interest cost	7.05	7.61
Current service cost	2.57	1.83
Past service cost	-	-
Benefits paid	(11.17)	(9.85)
Actuarial (gain) / loss on obligation:		
Experience adjustment	17.40	16.83
Assumption change	6.99	(20.77)
Present value of obligation as at March 31	**126.31**	**103.47**
Reconciliation of opening and closing balance of the fair value of the plan assets		
Fair value of plan assets as at April 1	**16.16**	**0.31**
Expected return on plan assets	1.05	0.53
Contributions	9.99	24.18
Benefits paid	(11.17)	(9.85)
Actuarial gain / (loss) on plan assets:		
Experience adjustment	0.13	0.99
Assumption change	-	-
Fair value of plan assets as at March 31	**16.16**	**16.16**


(₹ crore)

Particulars	March 31, 2025	March 31, 2024
Amount recognised in Balance Sheet		
Fair value of plan assets as at March 31	16.16	16.16
Present value of obligation as at March 31	(126.31)	(103.47)
Asset / (liability) as at March 31	**(110.15)**	**(87.31)**
Expenses recognised in Profit and Loss Account		
Interest cost	7.05	7.61
Current service cost	2.57	1.83
Past service cost	-	-
Expected return on plan assets	(1.05)	(0.53)
Net actuarial (gain) / loss recognised in the year	24.26	(4.94)
Net cost	**32.83**	**3.97**
Actual return on plan assets	1.18	1.53
Estimated contribution for the next year	12.98	7.78
Assumptions		
Discount rate	6.70% per annum	7.20% per annum
Expected return on plan assets	6.50% per annum	6.50% per annum
Salary escalation rate	7.00% per annum	7.00% per annum

The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors.

Expected rate of return on investments is determined based on the assessment made by the Bank at the beginning of the year with regard to its existing portfolio. Major categories of plan assets as a percentage of fair value of total plan assets are given below:

Category of plan assets	% of fair value to total plan assets as at	
	March 31, 2025	March 31, 2024
Government securities	8.81%	8.81%
Debenture and bonds	1.06%	1.02%
Others	90.13%	90.17%
Total	**100.00%**	**100.00%**

Experience adjustment

(₹ crore)

Particulars	Years ended March 31,				
	2025	2024	2023	2022	2021
Plan assets	16.16	16.16	0.31	0.88	0.33
Defined benefit obligation	126.31	103.47	107.82	88.02	89.99
Surplus / (deficit)	(110.15)	(87.31)	(107.51)	(87.14)	(89.66)
Experience adjustment gain / (loss) on plan assets	0.13	0.99	0.22	0.39	(0.20)
Experience adjustment (gain) / loss on plan liabilities	17.40	16.83	3.32	6.44	31.41

Provident fund

The guidance note on AS-15, Employee Benefits, states that employer established provident funds, where interest is guaranteed are to be considered as defined benefit plans and the liability has to be valued. The Institute of Actuaries of India (IAI) has issued a guidance note on valuation of interest rate guarantees on exempt provident funds. The actuary has accordingly valued the same and the Bank held a provision of Nil as at March 31, 2025 (previous year: Nil), towards the present value of the guaranteed interest benefit obligation. The actuary has followed the deterministic approach as prescribed by the guidance note.

Assumptions

Particulars	March 31, 2025	March 31, 2024
Discount rate (GOI security yield)	6.70% per annum	7.20% per annum
Expected guaranteed interest rate	8.25% per annum	8.25% per annum

The Bank does not have any unfunded defined benefit plan. The Bank contributed ₹ 750.43 crore (previous year: ₹ 677.64 crore) to the provident fund, ₹ 21.00 crore (previous year: ₹ 10.65 crore) to the National Pension Scheme (for employees who opted) and ₹ 95.95 crore (previous year: ₹ 92.05 crore) to the superannuation plan.

The Code on Social Security 2020 ('the Code') relating to employee benefits, during the employment and post-employment, has received Presidential assent on September 28, 2020. The Code has been published in the Gazette of India. Further, the Ministry of Labour and Employment has released draft rules for the Code on November 13, 2020. The effective date from which the changes are applicable is yet to be notified and rules for quantifying the financial impact are not yet issued. The Bank will assess the impact of the Code and will give appropriate impact in the financial statements in the period in which, the Code becomes effective and the related rules to determine the financial impact are published.

28. Segment reporting

Business segments

Business segments have been identified and reported taking into account, the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by RBI. The Bank operates in the following segments:

a)   Treasury

The treasury segment primarily consists of net interest earnings from the Bank's investment portfolio, money market borrowing and lending, gains or losses on investment operations and on account of trading in foreign exchange and derivative contracts.

b)   Retail banking

i.   Digital banking

The digital banking segment represents business by Digital Banking Units (DBUs) of the Bank. The said DBUs serves retail customers through the Bank's digital network and other online channels. This segment raises deposits from customers and provides loans and other services to customers.

Revenues of the DBUs are derived from interest earned on retail loans, fees from services rendered, etc. Expenses of this segment primarily comprise of interest expense on deposits, infrastructure and premises expenses for operating the DBUs, other direct overheads and allocated expenses of specialist product groups.



ii. Non-Digital Banking

The retail banking segment serves retail customers through the Bank's branch network and other channels. This segment raises deposits from customers and provides loans and other services to customers with the help of specialist product groups. Exposures are classified under retail banking taking into account the status of the borrower (orientation criterion), the nature of product, granularity of the exposure and the quantum thereof.

Revenues of the retail banking segment are derived from interest earned on retail loans, interest earned from other segments for surplus funds placed with those segments, subvention received from dealers and manufacturers, fees from services rendered, foreign exchange earnings on retail products etc. Expenses of this segment primarily comprise interest expense on deposits, commission paid to retail assets sales agents, infrastructure and premises expenses for operating the branch network and other delivery channels, personnel costs, other direct overheads and allocated expenses of specialist product groups, processing units and support groups.

c) Wholesale banking

The wholesale banking segment provides loans, non-fund facilities and transaction services to large corporates, emerging corporates, public sector units, government bodies, financial institutions and medium scale enterprises. Revenues of the wholesale banking segment consist of interest earned on loans made to customers, interest / fees earned on the cash float arising from transaction services, earnings from trade services and other non-fund facilities and also earnings from foreign exchange and derivative transactions on behalf of customers. The principal expenses of the segment consist of interest expense on funds borrowed from external sources and other internal segments, premises expenses, personnel costs, other direct overheads and allocated expenses of delivery channels, specialist product groups, processing units and support groups.

d) Other banking Operations

This segment includes income from parabanking activities such as credit cards, debit cards, third party product distribution, primary dealership business and the associated costs.

e) Unallocated

All items which are reckoned at an enterprise level are classified under this segment. This includes capital and reserves, debt classified as Tier 1 or Tier 2 capital and other unallocable assets and liabilities such as deferred tax, etc.

Segment revenue includes earnings from external customers plus earnings from funds transferred to other segments. Segment result includes revenue less interest expense less operating expense and provisions, if any, for that segment. Segment-wise income and expenses include certain allocations. Interest income is charged by a segment that provides funding to another segment, based on yields benchmarked to an internally approved yield curve or at a certain agreed transfer price rate. Transaction charges are levied by the retail banking segment to the wholesale banking segment for the use by its customers of the retail banking segment's branch network or other delivery channels. Segment capital employed represents the net assets in that segment.

Geographic segments

The geographic segments of the Bank are categorised as domestic operations and foreign operations. Domestic operations comprise branches in India and foreign operations comprise branches outside India.



Segment reporting for the year ended March 31, 2025 is given below:

Business segments:

(₹ crore)

| Sr. No. | Particulars | Treasury | Retail banking | | Wholesale banking | Other banking Operations | Total |
			Digital banking #	Non-Digital Banking			
1	Segment revenue	62,227.48	8.59	283,426.20	191,964.51	35,449.05	573,075.83
2	Unallocated revenue						-
3	Less: Inter-segment revenue						226,926.51
4	Income from operations (1) + (2) - (3)						346,149.32
5	Segment results	4,605.36	0.04	27,309.07	44,543.96	14,363.75	90,822.18
6	Unallocated expenses						2,344.12
7	Income tax expense (including deferred tax)						21,130.70
8	Net profit (5) - (6) - (7)						67,347.36
9	Segment assets	991,874.12	81.15	1,533,809.12	1,247,937.97	112,358.81	3,886,061.17
10	Unallocated assets						24,137.77
11	Total assets (9) + (10)						3,910,198.94
12	Segment liabilities	83,340.18	86.16	2,312,429.69	956,136.34	8,513.18	3,360,505.55
13	Unallocated liabilities						48,268.77
14	Total liabilities (12) + (13)						3,408,774.32
15	Capital employed (9) - (12) (Segment assets - Segment liabilities)						525,555.62
16	Unallocated (10) - (13)						(24,131.00)
17	Total (15) + (16)						501,424.62
18	Capital expenditure	71.43	-	4,399.07	400.46	833.05	5,704.01
19	Depreciation	30.20	-	2,774.26	250.78	324.23	3,379.47
20	Provisions for non - performing assets / others*	-	-	9,138.23	(1,729.99)	4,241.18	11,649.42
21	Unallocated other provisions*	-	-	-	-	-	-

Information about Digital Banking Segment reported as a sub-segment of Retail Banking Segment is related to Digital Banking Units of the Bank.

* Represents material non-cash charge other than depreciation and taxation.

Geographic segments:

(₹ crore)

Particulars	Domestic	International	Total
Revenue	341,179.71	4,969.61	346,149.32
Assets	3,817,669.08	92,529.86	3,910,198.94
Capital expenditure	5,694.47	9.54	5,704.01



Segment reporting for the year ended March 31, 2024 is given below:

Business segments:

(₹ crore)

Sr. No.	Particulars	Treasury	Retail banking		Wholesale banking	Other banking Operations	Total
			Digital banking #	Non-Digital Banking			
1	Segment revenue	61,653.66	3.37	233,634.50	175,520.23	30,050.38	500,862.14
2	Unallocated revenue						-
3	Less: Inter-segment revenue						193,280.57
4	Income from operations (1) + (2) - (3)						307,581.57
5	Segment results**	14,190.10	(1.23)	15,661.14	32,280.98	11,104.00	73,234.99
6	Unallocated expenses						2,339.68
7	Income tax expense (including deferred tax)						10,083.03
8	Net profit (5) - (6) - (7)						60,812.28
9	Segment assets	822,926.80	51.34	1,395,037.69	1,274,899.43	97,097.23	3,590,012.49
10	Unallocated assets						27,610.60
11	Total assets (9) + (10)						3,617,623.09
12	Segment liabilities**	94,557.67	56.18	2,046,617.47	973,987.85	8,212.98	3,123,432.15
13	Unallocated liabilities						53,945.13
14	Total liabilities (12) + (13)						3,177,377.28
15	Capital employed (9) - (12) (Segment assets - Seg-ment liabilities)						466,580.34
16	Unallocated (10) - (13)						(26,334.53)
17	Total (15) + (16)						440,245.81
18	Capital expenditure	31.45	-	4,168.78	49.06	532.55	4,781.84
19	Depreciation	26.01	-	2,343.71	204.67	235.71	2,810.10
20	Provisions for non-performing assets / others*	-	-	13,644.00	5,935.15	3,913.00	23,492.15
21	Unallocated other pro-visions*	-	-	-	-	-	-

 # Information about Digital Banking Segment reported as a sub-segment of Retail Banking Segment is related to Digital Banking Units of the Bank.

* Represents material non-cash charge other than depreciation and taxation.

** Segment Results and Liabilities are after considering the impact of Floating Provisions in the respective segments.

Geographic segments:

(₹ crore)

Particulars	Domestic	International	Total
Revenue	302,942.78	4,638.77	307,581.55
Assets	3,542,043.24	75,579.82	3,617,623.06
Capital expenditure	4,780.51	1.33	4,781.84

29. Related party disclosures

As per AS-18, Related Party Disclosures read with RBI Master Direction on Financial Statements – Presentation and Disclosures, the Bank's related parties are disclosed below:

Subsidiaries

HDB Financial Services Limited

HDFC Securities Limited

HDFC Securities IFSC Limited (Subsidiary of HDFC Securities Limited; with effect from October 01, 2024)

HDFC Life Insurance Company Limited

HDFC Pension Fund Management Limited (Subsidiary of HDFC Life Insurance Company Limited)

HDFC International Life and Re Company Limited (Subsidiary of HDFC Life Insurance Company Limited)

HDFC Asset Management Company Limited

HDFC AMC International (IFSC) Limited (Subsidiary of HDFC Asset Management Company Limited)

HDFC ERGO General Insurance Company Limited

HDFC Capital Advisors Limited

HDFC Trustee Company Limited

HDFC Sales Private Limited

HDFC Education and Development Services Private Limited (ceased to be a related party with effect from October 18, 2024)

Griha Investments

Griha Pte Limited

Welfare Trust of the Bank

HDB Employees Welfare Trust

Key management personnel

Mr. Sashidhar Jagdishan, Managing Director and Chief Executive Officer

Mr. Kaizad Bharucha, Deputy Managing Director

Mr. Bhavesh Zaveri, Executive Director

Mr. V. Srinivasa Rangan, Executive Director

Relatives of key management personnel and their interested entities

Ms. Nagsri Sashidhar, Mr. Dhruv Sashidhar, Mr. Jagdishan Chandrasekharan, Ms. Mythra Mahesh, Mr. Mahesh Babu Ramamurthy, Nagsri - Creating Special Memories, Ms. Havovi Bharucha, Mr. Huzaan Bharucha, Mr. Danesh Bharucha,


Mr. Darius Bharucha, Ms. Dilnaaz D Bharucha, Ms. Mala B. Zaveri, Ms. Bhakti Zaveri, Mr. Akash Metawala, Ms. Niharika Zaveri, Mr. Dev Metawala, Mr. Paresh Zaveri, Ms. Kavita Zaveri, Mr. Hitesh Zaveri, Mr. Tushar Pandey (with effect from February 23, 2025), Aurionpro Solutions Limited, Trejhara Solutions Limited, Ms. S. Anuradha, Ms. V. Jayam, Ms. S. Abinaya Rangan.

The significant transactions between the Bank and related parties for year ended March 31, 2025 are given below. A specific related party transaction is a significant transaction wherever it exceeds 10% of all related party transactions in that category:

- Interest paid: HDFC Life Insurance Company Limited ₹ 382.33 crore; HDFC ERGO General Insurance Company Limited ₹ 87.90 crore

- Interest received: HDB Financial Services Limited ₹ 690.51 crore

- Rendering of services: HDFC Life Insurance Company Limited ₹ 3,789.23 crore; HDFC ERGO General Insurance Company Limited ₹ 699.66 crore

- Receiving of services: HDB Financial Services Limited ₹ 1,216.66 crore; HDFC Sales Private Limited ₹ 964.36 crore

- Dividend paid: Mr. Kaizad Bharucha ₹ 4.12 crore; Mr. Sashidhar Jagdishan ₹ 3.00 crore; Mr. V. Srinivasa Rangan ₹ 2.86 crore

- Dividend received: HDFC Securities Limited ₹ 851.92 crore; HDFC Asset Management Company Limited ₹ 785.26 crore; HDB Financial Services Limited ₹ 225.18 crore

- Fixed Assets purchased from: Trejhara Solutions Limited ₹ 9.98 crore; Aurionpro Solutions Limited ₹ 9.55 crore

The Bank's related party balances and transactions for the year ended March 31, 2025 are summarised as follows:

(₹ crore)

Items / Related party	Subsidiaries	Key management personnel (KMP)	Relatives of KMP & their interested entities	Total
Deposits taken	3,820.22	11.31	195.53	4,027.06
	(3,820.22)	(32.51)	(195.53)	(4,048.26)
Deposits placed	10.93	0.02	0.02	10.97
	(10.93)	(0.02)	(0.02)	(10.97)
Borrowings	5,900.90	-	-	5,900.90
	(6,495.90)	-	-	(6,495.90)
Advances given	6,733.76	2.74	0.31	6,736.81
	(9,450.35)	(2.74)	(0.61)	(9,453.70)
Fixed assets purchased from	0.44	-	19.53	19.97
Fixed assets sold to	-	-	-	-
Interest paid to	522.65	0.64	8.31	531.60
Interest received from	692.65	0.13	0.03	692.81
Income from services rendered to	4,632.74	0.01	0.52	4,633.27
Expenses for receiving services from	2,610.22	0.12	12.57	2,622.91
Equity investments	13,749.39	-	-	13,749.39

(₹ crore)

Items / Related party	Subsidiaries	Key management personnel (KMP)	Relatives of KMP & their interested entities	Total
	(13,949.39)	-	-	(13,949.39)
Other investments	149.93			149.93
	(824.79)	-	-	(824.79)
Dividend paid to	-	10.34	1.18	11.52
Dividend received from	2,187.01	-	-	2,187.01
Receivable from/ Advances paid	1,036.72	-	-	1,036.72
	(1,036.72)	-	-	(1,036.72)
Payable to	208.95	-	-	208.95
	(234.69)	-	-	(234.69)
Guarantees given	0.26	-	73.42	73.68
	(0.26)	-	(84.76)	(85.02)
Remuneration paid	-	34.62	-	34.62

# Denotes amount less than ₹ 1 lakh.

- Figures in bracket indicate maximum balance outstanding during the year based on comparison of the total outstanding balances at each quarter-end.

- Remuneration paid is ₹ 11.23 crore to Mr. Sashidhar Jagdishan, ₹ 8.02 crore to Mr. Kaizad Bharucha, ₹ 6.52 crore to Mr. Bhavesh Zaveri and ₹ 8.85 crore to Mr. V. Srinivasa Rangan.

  (above excludes value of employee stock options exercised during the year).

- Bonus and retiral benefits for key managerial personnel are accrued as a part of an overall pool and are not allocated against the key managerial personnel. These will be paid based on approval from RBI. As of March 31, 2025, approved unpaid deferred bonus in respect of earlier years was ₹ 14.51 crore.

During the year ended March 31, 2025, the Bank sold SLR securities of ₹ 125.15 crore to HDFC ERGO General Insurance Company Limited.

During the year ended March 31, 2025, the Bank bought back Non SLR securities of ₹ 174.63 crore from HDFC Life Insurance Company Limited.

During the year ended March 31, 2025, the Bank sold Non SLR securities of ₹ 2,052.09 crore to HDFC Life Insurance Company Limited, ₹ 888.02 crore to HDFC ERGO General Insurance Company Limited and ₹ 5.01 crore to HDFC Pension Fund Management Limited.

The deposit outstanding from HDB Employees Welfare Trust as at March 31, 2025 was ₹ 0.94 crore and interest on deposit aggregating to ₹ 0.10 crore.

The Bank's related party balances and transactions for the year ended March 31, 2024 are summarised as follows:

Promoter

Erstwhile Housing Development Finance Corporation Limited (amalgamated with and into the Bank with effect from July 01, 2023)

Subsidiaries

HDFC Securities Limited

HDB Financial Services Limited


Pursuant to the amalgamation of eHDFC Limited with and into the Bank, following entities became subsidiaries of the Bank with effect from July 01, 2023

HDFC Life Insurance Company Limited

HDFC Pension Management Company Limited (Subsidiary of HDFC Life Insurance Company Limited)

HDFC International Life and Re Company Limited (Subsidiary of HDFC Life Insurance Company Limited)

HDFC Asset Management Company Limited

HDFC AMC International (IFSC) Limited (Subsidiary of HDFC Asset Management Company Limited)

HDFC ERGO General Insurance Company Limited

HDFC Credila Financial Services Limited (ceased to be a related party with effect from March 19, 2024)

HDFC Capital Advisors Limited

HDFC Trustee Company Limited

HDFC Sales Private Limited

HDFC Education and Development Services Private Limited

Griha Investments

Griha Pte Limited

Welfare Trust of the Bank

HDB Employees Welfare Trust

Key management personnel

Mr. Sashidhar Jagdishan, Managing Director and Chief Executive Officer

Mr. Kaizad Bharucha, Deputy Managing Director

Mr. Bhavesh Zaveri, Executive Director (appointed with effect from April 19, 2023)

Mr. V. Srinivasa Rangan, Executive Director (appointed with effect from November 23, 2023)

Relatives of key management personnel and their interested entities

Ms. Nagsri Sashidhar, Mr. Dhruv Sashidhar, Mr. Jagdishan Chandrasekharan, Ms. Mythra Mahesh, Mr. Mahesh Babu Ramamurthy, Nagsri - Creating Special Memories, Ms. Havovi Bharucha, Mr. Huzaan Bharucha, Mr. Danesh Bharucha, Mr. Darius Bharucha, Ms. Dilnaaz D Bharucha

With effect from April 19, 2023 – Ms. Mala B. Zaveri, Ms. Bhakti Zaveri, Mr. Akash Metawala, Ms. Niharika Zaveri, Mr. Dev Metawala, Mr. Paresh Zaveri, Ms. Kavita Zaveri, Mr. Hitesh Zaveri, Aurionpro Solutions Limited, Trejhara Solutions Limited

With effect from November 23, 2023 – Ms. S. Anuradha, Ms. V. Jayam, Ms. S. Abinaya Rangan

The significant transactions between the Bank and related parties are given below. A specific related party transaction is a significant transaction wherever it exceeds 10% of all related party transactions in that category:

- Interest paid: HDFC Life Insurance Company Limited ₹ 298.78 crore; HDFC ERGO General Insurance Company Limited ₹ 53.55 crore

- Interest received: HDB Financial Services Limited ₹ 773.69 crore; HDFC Credila Financial Services Limited ₹ 197.69 crore

- Rendering of services: HDFC Life Insurance Company Limited ₹ 2,626.48 crore; HDFC ERGO General Insurance Company Limited ₹ 346.20 crore

- Receiving of services: HDB Financial Services Limited ₹ 2,250.82 crore; HDFC Sales Private Limited ₹ 936.27 crore

- Dividend paid: Mr. Kaizad Bharucha ₹ 4.25 crore; Mr. Sashidhar Jagdishan ₹ 2.90 crore; Ms. Mala B. Zaveri ₹ 1.09 crore

- Dividend received: HDFC Securities Limited ₹ 774.69 crore; HDB Financial Services Limited ₹ 232.68 crore; HDFC Life Insurance Company Limited ₹ 198.69 crore

- Fixed Assets purchased from: Aurionpro Solutions Limited ₹ 12.53 crore

(₹ crore)

Items / Related party	Promoter	Subsidiaries	Key management personnel (KMP)	Relatives of KMP & their interested entities	Total
Deposits taken	-	3,084.99	8.54	37.65	3,131.18
	(6,503.24)	(3,084.99)	(20.56)	(37.65)	(9,646.44)
Deposits placed	-	10.93	0.02	0.02	10.97
	(0.49)	(10.93)	(0.02)	(0.02)	(11.46)
Borrowings	-	6,285.90	-	-	6,285.90
	-	(6,285.90)	-	-	(6,285.90)
Advances given	-	9,730.59	2.42	0.43	9,733.44
	-	(12,094.13)	(2.67)	(1.03)	(12,097.83)
Fixed assets purchased from	-	-	-	13.13	13.13
Fixed assets sold to	-	-	-	-	-
Interest paid to	3.06	391.63	0.44	0.99	396.12
Interest received from	-	971.38	0.29	0.03	971.70
Income from services rendered to	161.15	3,112.17	0.01	0.05	3,273.38
Expenses for receiving services from	236.64	3,769.80	0.12	13.86	4,020.42
Equity investments	-	12,639.62	-	-	12,639.62
	-	(15,074.59)	-	#	(15,074.59)
Other investments	-	824.77	-	-	824.77
	-	(3,834.69)	-	-	(3,834.69)
Dividend paid to	-	-	7.41	1.13	8.54
Dividend received from	-	1,332.39	-	0.01	1,332.40
Receivable from / Advances paid	-	717.42	-	-	717.42
	(0.58)	(887.45)	-	-	(888.03)
Payable to	-	136.72	-	-	136.72
	(81.70)	(136.72)	-	-	(218.42)


(₹ crore)

Items / Related party	Promoter	Subsidiaries	Key management personnel (KMP)	Relatives of KMP & their interested entities	Total
Guarantees given	-	0.26	-	68.43	68.69
	(0.02)	(0.51)	-	(68.43)	(68.96)
Remuneration paid	-	-	27.18	-	27.18
Loans purchased from	11,632.00	-	-	-	11,632.00

\#   *Denotes amount less than ₹ 1 lakh.*

- *Figures in bracket indicate maximum balance outstanding during the year based on comparison of the total outstanding balances at each quarter-end.*

- *Remuneration paid is ₹ 9.91 crore to Mr. Sashidhar Jagdishan, ₹ 9.92 crore to Mr. Kaizad Bharucha, ₹ 5.05 crore to Mr. Bhavesh Zaveri and ₹ 2.30 crore to Mr. V. Srinivasa Rangan.*
  (above excludes value of employee stock options exercised during the year).

- *Bonus and retiral benefits for key managerial personnel are accrued as a part of an overall pool and are not allocated against the key managerial personnel. These will be paid based on approval from RBI. As of March 31, 2024, approved unpaid deferred bonus in respect of earlier years was ₹ 10.87 crore.*

During the year ended March 31, 2024, the Bank purchased ₹ 198.93 crore debt securities from HDB Financial Services Limited issued by it. The Bank also purchased Non SLR securities of ₹ 52.28 crore from HDFC Life Insurance Company Limited.

During the year ended March 31, 2024, the Bank sold SLR securities of ₹ 96.69 crore to HDFC Life Insurance Company Limited. The Bank also sold Non SLR securities of ₹ 721.42 crore and ₹ 705.81 crore to HDFC Life Insurance Company Limited and HDFC ERGO General Insurance Company Limited respectively.

The deposit outstanding from HDB Employees Welfare Trust as at March 31, 2024 was ₹ 3.57 crore and interest on deposit aggregating to ₹ 0.10 crore.

30. Leases

Operating leases primarily comprise office premises, staff residences and Automated Teller Machines ('ATM's), which are renewable at the option of the Bank.

Lease Payments

The details of maturity profile of future operating lease payments are given below:

(₹ crore)

Particulars	March 31, 2025	March 31, 2024
Not later than one year	2,227.80	1,925.37
Later than one year and not later than five years	8,352.80	7,242.50
Later than five years	11,300.28	9,813.79
Total	**21,880.88**	**18,981.66**
Total of minimum lease payments recognised in the Profit and Loss Account for the year	2,590.94	2,193.37
Total of future minimum sub-lease payments expected to be received under non-cancellable sub-leases	4.31	14.28
Sub-lease amounts recognised in the Profit and Loss Account for the year	1.84	6.01
Contingent (usage based) lease payments recognised in the Profit and Loss Account for the year	279.35	470.37

The Bank has sub-leased certain of its properties taken on lease.



The terms of renewal and escalation clauses are those normally prevalent in similar agreements. There are no undue restrictions or onerous clauses in the agreements.

Lease Income

(₹ crore)

Particulars	March 31, 2025	March 31, 2024
Gross carrying amount of the assets	46.13	137.83
Accumulated depreciation of the assets	11.54	31.18
Total depreciation recognised in the Profit and Loss account for the year	0.94	3.70

Future minimum lease rentals receivable under non-cancellable operating leases as at the end of the year.

(₹ crore)

Particulars	March 31, 2025	March 31, 2024
Not later than one year	20.85	28.13
Later than one year and not later than five years	37.74	20.83
Later than five years	-	-
Total	**58.59**	**48.96**

31. Earnings per equity share

Basic and diluted earnings per equity share of the Bank have been calculated based on the net profit after tax of ₹ 67,347.36 crore (previous year: ₹ 60,812.28 crore) and the weighted average number of equity shares outstanding during the year of 7,62,77,93,180 (previous year: 7,08,48,07,443). The dilutive impact is on account of stock options / units granted to employees by the Bank. There is no impact of dilution on the profits in the current year and previous year.

Following is the reconciliation between the basic and diluted earnings per equity share:

Particulars	For the years ended	
	March 31, 2025	March 31, 2024
Nominal value per share (₹)	1.00	1.00
Basic earnings per share (₹)	88.29	85.83
Effect of potential equity shares per share (₹)	(0.39)	(0.39)
Diluted earnings per share (₹)	87.90	85.44

Following is the reconciliation of the weighted average number of equity shares used in the computation of basic and diluted earnings per share:

Particulars	For the years ended	
	March 31, 2025	March 31, 2024
Weighted average number of equity shares used in computing basic earnings per equity share	7,62,77,93,180	7,08,48,07,443
Effect of potential equity shares outstanding	3,41,77,391	3,24,45,707
Weighted average number of equity shares used in computing diluted earnings per equity share	7,66,19,70,571	7,11,72,53,150

Equity shares issued as consideration under the Scheme are included in the weighted average number of shares with effect from appointed and effective date of the amalgamation.


32. Provisions and contingent liabilities

Given below is the movement in provisions and a brief description of the nature of contingent liabilities recognised by the Bank.

a) Provision for credit card and debit card reward points

(₹ crore)

Particulars	March 31, 2025	March 31, 2024
Opening provision for reward points	863.54	696.31
Provision for reward points made during the year	933.51	792.11
Utilisation / write-back of provision for reward points	(749.61)	(624.88)
Closing provision for reward points	1,047.44	863.54

b) Provision for legal and other contingencies

(₹ crore)

Particulars	March 31, 2025	March 31, 2024
Opening provision	570.14	542.34
Movement during the year (net)	29.45	27.80
Closing provision	599.59	570.14

c) Description of contingent liabilities

Sr. No.	Contingent liability*	Brief description
1	Claims against the Bank not acknowledged as debts – taxation	The Bank is a party to various taxation matters in respect of which appeals are pending. The Bank expects the outcome of the appeals to be favorable based on decisions on similar issues in the previous years by the appellate authorities, based on the facts of the case and taxation laws.
2	Claims against the Bank not acknowledged as debts – others	The Bank is a party to various legal proceedings in the normal course of business. The Bank does not expect the outcome of these proceedings to have a material adverse effect on the Bank's financial conditions, results of operations or cash flows.
3	Partly paid investments	This represents amount remaining unpaid towards liability for partly paid investments.
4	Liability on account of forward exchange and derivative contracts	The Bank enters into foreign exchange contracts, currency options, forward rate agreements, currency swaps and interest rate swaps with inter-bank participants on its own account and for customers. Forward exchange contracts are commitments to buy or sell foreign currency at a future date at the contracted rate. Currency swaps are commitments to exchange cash flows by way of interest / principal in one currency against another, based on predetermined rates. Interest rate swaps are commitments to exchange fixed and floating interest rate cash flows. The notional amounts of financial instruments such as foreign exchange contracts and derivatives provide a basis for comparison with instruments recognised on the Balance Sheet but do not necessarily indicate the amounts of future cash flows involved or the current fair value of the instruments and, therefore, do not indicate the Bank's exposure to credit or price risks. The derivative instruments become favorable (assets) or unfavorable (liabilities) as a result of fluctuations in market rates or prices relative to their terms.

| 5 | Guarantees given on behalf of constituents, acceptances, endorsements and other obligations | As a part of its commercial banking activities, the Bank issues documentary credit and guarantees on behalf of its customers. Documentary credits such as letters of credit enhance the credit standing of the Bank's customers. Guarantees generally represent irrevocable assurances that the Bank will make payments in the event of the customer failing to fulfill its financial or performance obligations. |
| 6 | Other items for which the Bank is contingently liable | These include: a) Credit enhancements in respect of securitised-out loans; b) Bills rediscounted by the Bank; c) Capital commitments; d) Underwriting commitments; e) Investment purchases pending settlement; f) Amount transferred to the RBI under the Depositor Education and Awareness Fund (DEA Fund). |

Also refer Schedule 12 - Contingent liabilities

33. Small and micro industries

Under the Micro, Small and Medium Enterprises Development Act, 2006 which came into force from October 02, 2006, certain disclosures are required to be made relating to Micro, Small and Medium enterprises. There have been no reported cases of delays in payments to micro and small enterprises or of interest payments due to delays in such payments during the years ended March 31, 2025 and March 31, 2024. The above is based on the information available with the Bank which has been relied upon by the auditors.

34. Corporate social responsibility

The details of Corporate Social Responsibility (CSR) activities carried out in line with the CSR Policy of the Bank are given below:

(₹ crore)

Sr. No.	Particulars	March 31, 2025	March 31, 2024
1	Amount required to be spent by the Bank during the year	1,060.03	950.28
2	Amount of expenditure incurred*	1,068.03	945.06
3	Amount available for set off from preceding financial years	0.86	6.24
4	Amount required to be setoff for the financial year	-	5.22
5	Shortfall at the end of the year	-	-
6	Details of unspent CSR amount for the preceding three financial years	-	-
7	Reason for shortfall	-	-
8	Nature of CSR activities	- Education - Livelihood and Skill development - Rural Development - Health and Sanitation - Environmental sustainability	- Education - Livelihood and Skill development - Rural Development - Health and Sanitation - Financial literacy & Inclusion - Natural Resource Management
9	Details of related party transactions, e.g. contribution to a trust controlled by the Bank in relation to CSR expenditure as per relevant Accounting Standard	-	-
10	Where a provision is made with respect to a liability incurred by entering into a contractual obligation, the movements in the provision	-	-

* Indicates the amount disbursed by the Bank during the financial year.

35. Investor education and protection fund

There has been no delay in transferring amounts, required to be transferred to the Investor Education and Protection Fund by the Bank during the year ended March 31, 2025 and March 31, 2024.


36. Disclosure under Rule 11 (e) of the Companies (Audit and Auditors) Rules, 2014

The Bank, as part of its normal banking business, grants loans and advances to its constituents including foreign entities with permission to lend / invest / provide guarantee or security or the like in other entities identified by such constituents. Similarly, the Bank accepts deposits from its constituents, who may instruct the Bank to lend/invest/provide guarantee or security or the like against such deposit in other entities identified by such constituents.

These transactions are part of Bank's normal banking business, which is conducted after exercising proper due diligence including adherence to "Know Your Customer" guidelines as applicable in respective jurisdiction.

Other than the nature of transactions described above, the Bank has not advanced / lent / invested / provided guarantee or security to or in any other person with an understanding to lend / invest / provide guarantee or security or the like to or in any other person. Similarly, other than the nature of transactions described above, the Bank has not received any funds from any other person with an understanding that the Bank shall lend / invest / provide guarantee or security or the like to or in any other person.

37. Audit trail

As per the requirements of rule 3(1) of the Companies (Accounts) Rules 2014 the Bank uses only such accounting software for maintaining its books of account that have a feature of recording audit trail (edit log). This feature of recording audit trail has operated throughout the year and was not tampered with, except that the audit trail feature was not enabled for part of the year for certain masters in two accounting software and two databases, and throughout the year for other databases. Further, the Bank has preserved the audit trail for the prior financial year in compliance with statutory record retention requirements, except in relation to certain software and databases for which audit trail feature was not enabled. The Bank has established and maintained an adequate internal control framework and based on its assessment, believes that this was effective as of March 31, 2025.

38. Comparative figures

Figures for the previous year have been regrouped and reclassified wherever necessary to conform to the current year's presentation. The previous year comparative numbers were jointly audited by M M Nissim & Co LLP, Chartered Accountants and Price Waterhouse LLP, Chartered Accountants.

As per our report of even date.		For and on behalf of the Board

For Price Waterhouse LLP	**For Batliboi & Purohit**	**Atanu Chakraborty**	**Sashidhar Jagdishan**
Chartered Accountants	Chartered Accountants	Part-time Chairman of the Board	Managing Director & CEO
ICAI Firm Registration No.:	ICAI Firm Registration No.:		
301112E/E300264	101048W	**M. D. Ranganath**	**Sunita Maheshwari**
		Independent Director	Independent Director
Sharad Vasant	**Janak Mehta**		
Partner	Partner	**Lily Vadera**	**Harsh Kumar Bhanwala**
Membership No.: 101119	Membership No.: 116976	Independent Director	Independent Director
		Bhavesh Zaveri	**V. S. Rangan**
		Executive Director	Executive Director
		Renu Karnad	**Keki Mistry**
		Non-Executive Director	Non-Executive Director
Mumbai, April 19, 2025		**Srinivasan Vaidyanathan**	**Ajay Agarwal**
		Chief Financial Officer	Company Secretary

BASEL III - PILLAR 3 DISCLOSURES

As at March 31, 2025

The Reserve Bank of India (RBI) requires banks to make Pillar 3 disclosures including leverage ratio, liquidity coverage ratio and net stable funding ratio under the Basel III Framework. These disclosures are available on HDFC Bank's website under the 'Regulatory Disclosures' section. The link to this section is given below:

https://www.hdfcbank.com/personal/resources/regulatory-disclosures

The Regulatory Disclosures section contains the following disclosures:

- Qualitative and quantitative Pillar 3 disclosures:

    - Scope of application

    - Capital adequacy

    - Credit risk

    - Credit risk: Portfolios subject to the standardised approach

    - Credit risk mitigation: Disclosures for standardised approach

    - Securitisation exposures

    - Market risk in trading book

    - Operational risk

    - Asset Liability Management ('ALM') risk management

    - General disclosures for exposures related to counterparty credit risk

    - Equities: Disclosure for banking book positions

- Composition of capital and reconciliation requirements

- Main features and full terms and conditions of regulatory capital instruments

- Leverage ratio disclosures

- Liquidity coverage ratio disclosure

- Net stable funding ratio disclosure

To the Members of HDFC Bank Limited

Report on Audit of the Consolidated Financial Statements

Opinion

1. We have jointly audited the accompanying Consolidated Financial Statements of HDFC Bank Limited (hereinafter referred to as the "Bank" or the "Parent") and its subsidiaries (Parent and its subsidiaries together referred to as "the Group") and Employee Welfare Trust, which comprise the Consolidated Balance Sheet as at March 31, 2025, and the Consolidated Profit and Loss Account and the Consolidated Cash Flow Statement for the year then ended, and notes to the Consolidated Financial Statements, including a summary of significant accounting policies and other explanatory information (hereinafter referred to as "the Consolidated Financial Statements").

2. In our opinion and to the best of our information and according to the explanations given to us, the aforesaid Consolidated Financial Statements give the information required by the Banking Regulation Act, 1949 as well as the Companies Act, 2013 ("the Act") in the manner so required for banking companies and are in conformity with accounting principles generally accepted in India and give a true and fair view of the consolidated state of affairs of the Group and Employee Welfare Trust as at March 31, 2025, and the consolidated profit and the consolidated cash flows for the year ended on that date.

Basis for Opinion

3. We conducted our audit in accordance with the Standards on Auditing (SAs) specified under Section 143(10) of the Act and other applicable authoritative pronouncements issued by the Institute of Chartered Accountants of India ("ICAI"). Our responsibilities under those Standards are further described in the "Auditor's Responsibilities for the Audit of the Consolidated Financial Statements" section of our report. We are independent of the Group and Employee Welfare Trust, in accordance with the ethical requirements that are relevant to our audit of the Consolidated Financial Statements in India in terms of the Code of Ethics issued by the ICAI and the relevant provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the Code of Ethics. We believe that the audit evidence we have obtained and the audit evidence obtained by the other auditors in terms of their reports referred to in sub-paragraphs 18 of the "Other Matters" section below is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

4. Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the Consolidated Financial Statements for the year ended March 31, 2025. These matters were addressed in the context of our audit of the Consolidated Financial Statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. We have determined the matters described below to be the key audit matters to be communicated in our report.



Identification and Provisioning of Non-performing Advances (NPA):
Total NPA as at March 31, 2025: ₹ 35,194.95 crores
Provision for NPA as at March 31, 2025: ₹ 23,874.52 crores
(Refer Schedule 9 and Schedule 17 (D)(3))

Key Audit Matter	How our audit addressed the key audit matter
The Bank is required to comply with the Master Circular dated April 02, 2024 issued by the Reserve Bank of India ("RBI") on "Prudential Norms on Income Recognition, Asset Classification and Provisioning pertaining to Advances" (the "IRAC norms") and amendments thereto, which prescribe the guidelines for identification and classification of Non-performing Advances and the minimum provision required for such assets. The Bank is also required to apply its judgement to determine the identification and provision required against Non-performing Advances considering various quantitative as well as qualitative factors. The identification of Non-performing Advances is also affected by factors like stress and liquidity concerns in certain sectors. The provision for identified Non-performing Advances is estimated based on ageing and classification of Non-performing Advances, nature of product, value of security etc., and is also subject to the minimum provisioning norms specified by RBI. Since the identification of Non-performing Advances and provisioning for Non-performing Advances requires considerable level of management estimation, application of various regulatory requirements and in view of its significance to the overall audit, we have identified this as a key audit matter.	Our audit procedures included the following: ➢ Understood the process and controls, and tested the design and operating effectiveness of key controls, including Information Technology based controls, and focused on the following: • Monitoring of credit quality which amongst other things includes the monitoring of overdue loan accounts and drawing power, pending security creation; • Identification and classification of Non-performing Advances in accordance with IRAC norms and consideration of qualitative factors; and • Testing of application controls including testing of automated controls, reports and system reconciliations. ➢ Evaluated the governance process and controls over calculations of provision for Non-performing Advances and tested that the basis of provisioning is in accordance with the Board of Directors approved policy and IRAC norms. ➢ On a sample basis, recomputed the Days Past Due and verified the date of Non-performing Advances and verified the classification of Non-performing Advances. ➢ On a test check basis, verified the classification of accounts reported by the Bank as Special Mention Accounts ('SMA') in RBI's Central Repository of Information on Large Credits ('CRILC'). ➢ With respect to provisions recognised towards Non-performing Advances, calculated provision on a sample basis taking into consideration the value of security, where applicable, the IRAC norms and the policy of the Bank, and compared our outcome to that prepared by the management and evaluated relevant assumptions and judgements and other qualitative factors considered by the management.

Information Technology ("IT") Systems and Controls impacting Financial Reporting

Key Audit Matter	How our audit addressed the key audit matter
The IT environment of the Bank is complex and involves a large number of independent and interdependent IT systems used in the operations of the Bank for processing and recording a large volume of transactions. As a result, there is a high degree of reliance and dependency on such IT systems for the financial reporting process of the Bank. Appropriate IT general controls and IT application controls are required to ensure that such IT systems are able to process the data as required, completely, accurately, and consistently for reliable financial reporting. We have identified certain key IT systems ("in-scope" IT systems) which have an impact on the financial reporting process and the related controls testing as a key audit matter because of the high level of automation, significant number of systems being used by the Bank for processing financial transactions, the complexity of the IT architecture and its impact on the financial records and financial reporting process of the Bank.	Our procedures with respect to this matter included the following: ➤ In assessing the controls over the IT systems of the Bank, we involved our technology specialists to obtain an understanding of the IT environment, IT infrastructure and IT systems. We evaluated and tested relevant IT general controls over the "in-scope" IT systems and IT dependencies identified as relevant for our audit of the Consolidated Financial Statements and financial reporting process of the Bank. On such "in-scope" IT systems, we tested key IT general controls with respect to the following domains: • Program change management, which includes that program changes are moved to the production environment as per defined procedures and relevant segregation of environment is ensured. • User access management, which includes user access provisioning, de-provisioning, access review, password management, sensitive access rights and segregation of duties to ensure that privilege access to applications, operating systems and databases in the production environment were granted only to authorized personnel. • Program development, which includes controls over IT application development or implementation and related infrastructure, which are relied upon for financial reporting. • IT operations, which includes job scheduling, monitoring and backup and recovery. ➤ We also evaluated the design and tested the operating effectiveness of relevant key IT dependencies within the key business process, which included testing automated controls, automated calculations / accounting procedures, interfaces, segregation of duties and system generated reports, as applicable. ➤ We communicated with those charged with governance and management and tested a combination of compensating controls or remediated controls and / or performed alternative audit procedures, where necessary.


5. The following Key Audit Matters were reported to us by the joint auditors, G. M. Kapadia & Co. and B S R & Co. LLP, of HDFC Life Insurance Company Limited, a subsidiary of the Parent, vide their communication dated April 18, 2025 which are reproduced by us as under:

Appropriateness of the Timing of Revenue Recognition in the proper period in accordance with applicable guidelines / accounting standards

Key Audit Matter	How our audit has addressed the key audit matter
During the year, the Holding Company has recognised premium revenue of ₹ 3,336,530 lakhs towards new business (first year premium and single premium). Out of the total revenue recognised, ₹ 1,096,923 lakhs were recognised during the last quarter. This area was considered a key audit matter because of the significant concentration of revenue during the last quarter of financial year (including cut-off at the Balance sheet date). Due to the nature of the industry, revenue is skewed towards the balance sheet date. Hence, there is a need to have adequate control environment and accurate cut-off procedures to mitigate inherent risk of misstatement related to the timing of revenue recognition.	In view of the significance of the matter, we applied the following audit procedures in this area, among others: Understood and evaluated the design and controls and tested the operating effectiveness of key controls relating to recognition of revenue including controls over timing of recognition and policy issuance procedure. 2) Performed testing on a sample basis for policies issued around the year-end including effectiveness of controls relating to cut-off procedures to confirm if related procedural compliances with regard to acceptability of the terms of policy were completed before or after the year end to verify appropriate accounting of revenue in accordance with applicable guidelines / accounting standards. 3) Verified on a sample basis that policy sales of the next financial year are not accounted for in the current period. 4) Tested on a sample basis, the unallocated premium to corroborate that there were no policies where risk commenced prior to balance sheet but revenue was not recognised. 5) Tested the manual accounting journal entries relating to revenue on a sample basis so as to identify unusual or irregular items. We agreed the journal entries tested to supporting evidence. 6) Tested on a sample basis cheques receipt with the time stamp in case of products like Unit Linked Insurance Plan to confirm the recognition of the revenue in correct accounting period. 7) Tested the automated control that the issuance of the policy is done after the payment is received.

Valuation of Investments Portfolio (31 March 2025: ₹ 33,628,153, 31 March 2024: ₹ 29,222,008) (₹ in lakhs)

Key Audit Matter	How our audit has addressed the key audit matter
The Holding Company's investment portfolio consists of Policyholders investments (unit linked and non-linked) and Shareholders investments. Total investment portfolio represents around 99 % of the Holding Company's total assets as at 31 March 2025.	In view of the significance of the matter, we applied the following audit procedures in this area, among others:
As prescribed by Insurance Regulatory and Development Authority of India (the "IRDAI") investments including derivative instruments, should be made in accordance with the Insurance Regulatory and Development Authority of India (Investment) Regulations, 2016 (the "Investment Regulations") and policies approved by Board of Directors of the Holding Company.	1) Obtained an understanding of the Company's process and controls over the valuation of investments. The understanding was obtained by performance of walkthroughs, which included inspection of documents produced by the Company and inquiries with those involved in the pertinent process;
Investments in unit linked portfolio of ₹ 10,162,815 lakhs are valued based on observable inputs as per their accounting policy and gains / losses are recognised in revenue account. These unit linked portfolio investments do not have risk of significant misstatement. The valuation of unlisted or not frequently traded investments involves management judgement. Due to their significance to consolidated financial statements, the same is considered as key audit matter.	2) Examined the design, implementation and operating effectiveness of key controls over the valuation process. Assessed the Holding Company's assessment and approval of assumptions used for the valuation including key authorisation and data input controls thereof;
Investments in non-linked and shareholders portfolio of ₹ 23,465,338 lakhs are valued as per the accounting policy, based on which:	3) Obtained independent balance confirmations for investments as at balance sheet date from the custodians and depository participants appointed by the Holding Company to check the units of securities for the purpose of valuation re-computation;
• the unrealized gains / losses arising due to changes in fair value of listed equity shares and mutual fund units are recorded in the "Fair Value Change Account" in the Consolidated Balance Sheet; and	4) On a test check basis, recomputed valuation of different class of investments to assess valuation methodologies with reference to the Regulations along with the Holding Company's Board approved valuation policy;
• debt securities and unlisted equity shares are valued at historical cost.	5) Examined movement and accounting in Fair Value Change account for specific investments. Further, in case of revaluation done for investment properties, examined the underlying valuation report recomputed the movement in "Revaluation reserve";
Further, investments in the non-linked and shareholders portfolio are assessed for impairment as per the Company's Board approved impairment policy which involves the Holding Company's judgement. There is increased economic stress on account of external factors, which may impact the valuation of these investments.	6) Obtained written representations from the Holding Company on compliance of valuation of investments with the regulations and adequacy of impairment recorded for the year.
Accordingly, valuation of investments was considered to be one of the areas which required significant auditor attention and was one of the matters of significance in the consolidated financial statements.	



Information Technology (IT) systems and controls related to financial reporting process.

Key Audit Matter	How our audit has addressed the key audit matter

The Holding Company is highly dependent on its Information Technology (IT) infrastructure comprising hardware, software, multiple applications, automated interfaces and controls in systems for recording, storing and reporting of financial transactions.
 	
The Holding Company's key financial accounting and reporting processes recording premium, commission, benefits paid, investments amongst others are highly dependent on IT systems including automated controls, to process and record large volume of transactions on daily basis. Accordingly, there exists a risk that deficiencies / gaps in the IT control environment (including General IT Controls and automated application controls) could result in a significant misstatement in the financial statements.
 	
Given the pervasive nature and criticality of the IT environment to the preparation of the consolidated financial statements, we have identified the testing of IT systems and the related control environment as a key audit matter for the current year.
	In view of the significance of the matter, we involved Information technology specialist to assess IT systems and controls with respect to consolidated financial statements and applied the following audit procedures in this area, among others:
	
	1) Obtained an understanding of the Holding Company's General IT Control (GITC) over key financial accounting and reporting systems, and related applications (collectively referred to as "in-scope systems");
	
	2) Tested the design and operating effectiveness of key GITCs for in-scope systems, including;
	
	  • Logical access controls (e.g. segregation of duties, role-based access, user provisioning and de-provisioning),
	
	  • Periodic user access reviews and recertifications,
	
	  • Password and authentication policies, and
	
	  • Change management controls, including testing and approvals of system changes in segregated environments.
	
	3) Examined automated control and system interfaces relating to process such as premium income, commission expense, benefits paid, and investment accounting. This included testing of:
	
	  • Automated data interfaces and reconciliations,
	
	  • System logic, validations, and data flows,
	
	  • Processing controls for completeness and accuracy of financial data,
	
	4) Assessed policies and strategies adopted by the Holding Company in relation to security of key information infrastructure, data and maintaining information and monitoring.
	
	5) Reviewed the Holding Company's policies and governance practices related to cybersecurity, infrastructure security, and client data protection, including strategies adopted for incident prevention, detection, and response.
	
	6) Examined compensating controls and alternate procedures, where deficiencies existed.
	
	7) Obtained written representations from management confirming the design and operating effectiveness of IT General Controls and application-level controls over financial reporting.

6. The following Key Audit Matters were included in the audit report issued by the joint auditors, G.D. Apte & Co. and Kalyaniwalla & Mistry LLP, of HDB Financial Services Limited, a subsidiary of the Parent, dated April 15, 2025, containing an unmodified audit opinion on the special purpose financial information of HDB Financial Services Limited, reproduced by us as under:

Key Audit Matter	How our audit addressed the key audit matter
Provisioning for Non-performing Advances based on RBI Guidelines	
Refer to the accounting policies in 'Note 2.3 – Advances of Schedule 18 to the Special purpose financial information'	
	Our key audit procedures included:
Advances are classified as standard, sub-standard and doubtful based on Company policy approved by the Board of Directors, which is aligned with the extant RBI guidelines. The Company assesses all advances for their recoverability and accordingly recognizes provision for non-performing assets as per Company approved policy. The Company is also required to apply its judgment to determine the identification and provision required against Non-performing Advances considering various quantitative as well as qualitative factors in each product.	• Review of the Board approved Policy and approach concerning the assessment of credit and other risks and ascertainment / ageing of default by the borrowers and procedures in relation to NPA identification and provision computation. Review the design, implementation and operating effectiveness of controls. • Understood the process and controls, and tested the design and operating effectiveness of key controls, including Information Technology based controls.
The aforesaid is identified as Key Audit Matter considering the significance of the management's judgement involved in determining the non-performing advances and adequacy of the provision, and in the view of the significance of provision on non-performing advances to the overall audit.	• Assessing the design, implementation and operating effectiveness of key internal financial controls including monitoring, identification and stamping of NPA accounts; and measurement of provision. • Involvement of Information Technology experts in the audit team to obtain comfort over data integrity and process of report generation through interface of various systems. With respect to classification of Non-performing Advances, verified the date of Non-performing Advances and recomputed the Days Past Due on a sample basis. Verified the calculation of NPA provisions, as at the year-end by assessing the completeness, accuracy and relevance of data used for the NPA provision and checking the arithmetical accuracy by re-computation on a sample basis, to ensure that the same is in compliance with the Board approved policy and the extant RBI regulations in this regard.

Note 2.3 of Schedule 18, as described in the above paragraph, are included in the Schedule 17 D(3) of the Consolidated Financial Statements.

Key Audit Matter	How our audit addressed the key audit matter
Information Technology	
IT systems and controls The Company's key financial accounting and reporting processes are highly dependent on information technology considering the significant number of transactions that are processed daily across multiple and distinct Information Technology ('IT') systems. The Financial accounting system of the Company is interfaced with several other IT systems including Loan Management & Originating systems as well as several other systemic workflows. IT general and application controls are critical to ensure that IT systems are able to process the data, completely, accurately and consistently for reliable financial reporting, changes to applications and underlying data are made in an appropriate manner. Adequate controls contribute to mitigating the risk of potential fraud or errors as a result of changes to the applications and data. These includes implementation of preventive and detective controls across critical applications and infrastructure. Due to the pervasive nature of role of information technology systems in financial reporting, we planned our audit by assessing the risk of a material misstatement arising from the technology as significant for the audit, hence the Key Audit Matter.	During the course of audit, we deployed our internal experts to carry out the review of IT general controls. Our key audit processes were as under: • Review of the IT applications and IT infrastructure of the Company in order to identify the IT applications and the infrastructure which has a significant impact on the financial reporting process, as "Key IT systems / applications". • Obtaining an understanding of Company's Key IT applications, databases and operating systems. • Review of reports of information security audits conducted by the Company either internally or through external experts. • Testing design and operating effectiveness of IT controls such as IT governance and policy framework, access controls, change management controls, program development & system implementation, IT operations & backup controls, data integrity and protection controls, business continuity and disaster recovery, incident management, batch processing & monitoring etc. • Testing the accuracy of the information produced by the Company's key IT systems / applications. • Testing of compensating controls and performing alternate procedures, whenever necessary. • Testing of compliance with the requirements relating to 'Audit Trail' under 'the Companies Act, 2013'. We employed various techniques such as inquiry, review of documentation / record / reports, observation, and re-performance for the purpose of ITGC review.

7. The following Key Audit Matters were reported to us by the joint auditors, G. M. Kapadia & Co. and B S R & Co. LLP, of HDFC ERGO General Insurance Company Limited, a subsidiary of the Parent, vide their communication dated April 18, 2025 which are reproduced by us as under:

Information Technology systems and controls (IT Control Relating to Financial Reporting):

Key audit matter	How the matter was addressed in our audit
The Company is highly dependent on data from various information technology systems including automated controls to process and record large volume of transactions, such that there exists a risk that gaps in the IT control environment could result in the financial accounting and reporting records being materially misstated. Due to the pervasive nature, complexity and importance of the impact of the IT systems and related control environment on the Company's Special purpose financial information, we have identified testing of such IT systems and related control environment as a key audit matter for the current year audit.	Our audit procedures included the following: • We involved our IT specialists for assessment of the IT systems and controls over financial reporting; • Understood General IT Controls (GITC) over key financial accounting and reporting systems (referred to as "in-scope systems") which covered access controls, program / system changes, program development and computer operations; • Understood the IT infrastructure i.e. operating systems and databases and related data security controls; • Tested controls over IT infrastructure covering user access including privilege users and system changes; • Evaluated design and operating effectiveness for in-scope systems and application controls which covered segregation of duties, system interfaces, completeness and accuracy of data feeds and system reconciliation controls; and • Evaluated policies and strategies adopted by the Company in relation to operational security of key information infrastructure, data and client information management and monitoring.

Valuation and impairment determination of Investments

Refer Schedule 8 of the Special Purpose Financial Information

Key audit matter	How the matter was addressed in our audit
The Company's investment portfolio has been bifurcated into Policyholders investments and Shareholders investments in terms of IRDAI guidelines. Total investments represent 85.11 percent of the Company's total assets as at 31 March 2025.	Our audit procedures included the following:
	• Understood the Company's process and tested the controls on the valuation of investments;
Investments are valued in accordance with the provisions of the Insurance Act, the IRDA Financial Statements Regulations, orders / directions / circulars issued by IRDAI and / or policies as approved by the Board of Directors of the Company (collectively the "Valuation Policy").	• Evaluated design, implementation and operating effectiveness of key controls over the valuation process including impairment, including management's review and approval of the estimates and assumptions used for the valuation including key authorization and data input controls;
Investments amounting to ₹ 26,685.26 crores are valued as per their accounting policy, based on which:	• Evaluated appropriateness of valuation methodologies with reference to the Valuation Policy;
• the unrealized gains / losses arising due to changes in fair value of listed equity shares, additional Tier I bonds and mutual fund units are recorded in the "Fair Value Change Account" in the Balance Sheet; and	• Performed independent price-verification for samples using external quoted prices and by agreeing the management's observable inputs used in valuation techniques to external data for listed and unlisted investments on test check basis;
• debt securities and unlisted equity shares are valued at historical cost.	• Examined movement and appropriateness of accounting in Fair Value Change Account for specific investments;
Investments in listed equity shares, additional Tier I bonds and mutual funds does not represent higher risk of material misstatement, however, is considered to be a key audit matter due to its materiality to the special purpose financial information.	• For selected samples of investments measured at historical cost, we have tested the Company's assessment of impairment and evaluated whether the same was in accordance with the Company's impairment policy; and
Further, investments in debt securities and unlisted equity shares are assessed for impairment as per the Company's investment policy which involves significant management judgement. There is increased economic stress on account of external factors, which may impact the determination of impairment of these investments.	• Evaluated appropriateness and reasonableness of methodology, assumptions and judgements used by management with reference to the Company's investment valuation and impairment assessment as per policy.
Accordingly, valuation of investments (including impairment assessment) was considered to be one of the areas which required significant auditor attention and was one of the matters of most significance in the special purpose financial information.	

Schedule 8, as described in the above paragraph, is included in the Schedule 8 of the Consolidated Financial Statements.

Other Information

8. The Bank's Board of Directors is responsible for the other information. The other information comprises the information included in the Annual report but does not include the Consolidated Financial Statements and our and other auditor's report thereon. The Annual report is expected to be made available to us after the date of this auditor's report.

    Our opinion on the Consolidated Financial Statements does not cover the other information and we will not express any form of assurance conclusion thereon.

    In connection with our audit of the Consolidated Financial Statements, our responsibility is to read the other information identified above when it becomes available and, in doing so, consider whether the other information is materially inconsistent with the Consolidated Financial Statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

    When we read the Annual report, if we conclude that there is a material misstatement therein, we are required to communicate the matter to those charged with governance and take appropriate action as applicable under the relevant laws and regulations.

Responsibilities of the Management and those Charged with Governance for the Consolidated Financial Statements

9. The Bank's Board of Directors is responsible for the preparation and presentation of these Consolidated Financial Statements in terms of the requirements of the Act that give a true and fair view of the consolidated financial position, consolidated financial performance and consolidated cash flows of the Group including the Employee Welfare Trust in accordance with the accounting principles generally accepted in India, including the Accounting Standards specified under Section 133 of the Act, and the provisions of Section 29 of the Banking Regulations Act, 1949 and circulars, guidelines and directions issued by the RBI from time to time. The respective Board of Directors of the companies included in the Group and the Trustees of Employee Welfare Trust are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Group including the Employee Welfare Trust and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the Consolidated Financial Statements that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of the Consolidated Financial Statements by the Board of Directors of the Bank, as aforesaid.

10. In preparing the Consolidated Financial Statements, the respective Board of Directors of the companies included in the Group and the Trustees of Employee Welfare Trust are responsible for assessing the ability of the Group and the Employee Welfare Trust to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Group and the Employee Welfare Trust or to cease operations, or has no realistic alternative but to do so.

11. The respective Board of Directors of the companies included in the Group and the Trustees of Employee Welfare Trust are responsible for overseeing the financial reporting process of the Group and the Employee Welfare Trust.

Auditor's Responsibilities for the audit of the Consolidated Financial Statements

12. Our objectives are to obtain reasonable assurance about whether the Consolidated Financial Statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Consolidated Financial Statements.

13. As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the Consolidated Financial Statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under Section 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the Bank and it's subsidiaries incorporated in India, has adequate internal financial controls with reference to Consolidated Financial Statements in place and the operating effectiveness of such controls.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the management.

- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group and the Employee Welfare Trust to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the Consolidated Financial Statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group and the Employee Welfare Trust to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the Consolidated Financial Statements, including the disclosures, and whether the Consolidated Financial Statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Obtain sufficient appropriate audit evidence regarding the financial information of the companies or business activities within the Group and the Employee Welfare Trust to express an opinion on the Consolidated Financial Statements. We are responsible for the direction, supervision and performance of the audit of the Consolidated Financial Statements of such companies included in the Consolidated Financial Statements, of which we are the independent auditors. For the other companies included in the Consolidated Financial Statements, which have been audited by other auditors, such other auditors remain responsible for the direction, supervision and performance of the audits carried out by them. We remain solely responsible for our audit opinion.

14. We communicate with those charged with governance of the Bank and such other companies included in the Consolidated Financial Statements, of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

15. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

16. From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the Consolidated Financial Statements of the current year and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

| Other Matters

17. The Consolidated Financial Statements of the Bank for the year ended March 31, 2024, were jointly audited by M M Nissim & Co LLP and Price Waterhouse LLP, under the Act and the Banking Regulation Act, 1949 who, vide their report dated April 20, 2024, expressed an unmodified opinion on those Consolidated Financial Statements. Accordingly, Batliboi & Purohit do not express any opinion on the figures reported in the Consolidated Financial Statements for the year ended March 31, 2024.

Our opinion is not modified in respect of this matter.

18. The standalone financial information of 7 subsidiaries and consolidated financial information of 3 subsidiaries included in the Consolidated Financial Statements, reflect total assets of ₹ 514,517.90 crores and net assets of ₹ 49,721.01 crores as at March 31, 2025, total revenue of ₹ 135,536.03 crores, net profit after tax of ₹ 8,133.46 crores and net cash inflows amounting to ₹ 1,372.89 crores for the year ended March 31, 2025. These financial information have been audited by other auditors, whose reports and other communications have been furnished to us by the Bank's Management, and our opinion on the Consolidated Financial Statements in so far as it relates to the amounts and disclosures included in respect of these subsidiaries and our report in terms of sub-section (3) of Section 143 of the Act in so far as it relates to the aforesaid subsidiaries, is based on the reports and other communications of the other auditors and the procedures performed by us.

19. We did not audit the financial information of the Employee Welfare Trust, whose financial information reflect total assets of ₹ 833.80 crores and net assets of ₹ 738.70 crores as at March 31, 2025, total revenue of ₹ 158.76 crores, profit after tax of ₹ 170.00 crores and cash outflow amounting to ₹ 2.63 crores for the year ended March 31, 2025, as considered in the Consolidated Financial Statements. These financial information are unaudited and have been furnished to us by the Bank's Management, and our opinion on the Consolidated Financial Statements in so far as it relates to the amounts and disclosures included in respect of the Employee Welfare Trust and our report in terms of sub-section (3) of Section 143 of the Act including report on Other Information in so far as it relates to the aforesaid Employee Welfare Trust, is based solely on such unaudited financial information. In our opinion and according to the information and explanations given to us by the Management, these financial information are not material to the Group.

Our opinion on the Consolidated Financial Statements, and our report on the section 'Report on Other Legal and Regulatory Requirements' below, is not modified in respect of the above matters stated in paragraphs 18 and 19 with respect to our reliance on the work done and the reports of the other auditors and the financial information certified by the Management of the Bank.

20. The following other matter paragraph has been included in the audit report on the special purpose consolidated financial information of HDFC Life Insurance Company Limited ('HDFC Life / the Parent Company' referred to in its report), a subsidiary of the Bank, issued by their joint statutory auditors, vide their report dated April 18, 2025:

"The actuarial valuation of liabilities for life policies in-force and for policies where premium has been discontinued but liability exists as at 31 March 2025 has been duly certified by the Holding Company's Appointed Actuary. The Holding Company's Appointed Actuary has also certified that, in her opinion, the assumptions for such valuation are in accordance with the generally accepted actuarial principles and practices, requirements of the Insurance Act, regulations notified by the Insurance Regulatory and Development Authority of India ("IRDAI") and Actuarial Practice Standards issued by the Institute of Actuaries of India in concurrence with the IRDAI and the Institute of Actuaries of India in concurrence with the Authority."

21. The following other matter paragraph has been included in the audit report on the special purpose financial information of HDFC ERGO General Insurance Company Limited ('the Company' as referred to in its report), a subsidiary of the Bank, issued by their joint statutory auditors, vide their report dated April 15, 2025:

"The actuarial valuation of liabilities is the responsibility of the Company's Appointed Actuary (the "Appointed Actuary"). The actuarial valuation of the outstanding claims reserves that are estimated using statistical methods, Premium Deficiency Reserve (the "PDR"), Incurred but Not Reported ("IBNR") including Incurred but Not Enough Reported ("IBNER") as at 31 March 2025 has been duly certified by the Appointed Actuary and in his opinion, the assumptions for such valuation are in accordance with the guidelines and norms issued by IRDAI and the Institute of Actuaries of India in concurrence with the Authority. We have relied upon the Appointed Actuary's certificate in this regard for forming our opinion on the valuation of liabilities for outstanding claims reserves that are estimated using statistical methods, PDR, IBNR (including IBNER) reserves, as contained in the special purpose financial information of the Company."

Our opinion is not modified in respect of the matters stated in paragraph 20 and 21 above.

Report on Other Legal and Regulatory Requirements

22. In our opinion, the Consolidated Balance Sheet and the Consolidated Profit and Loss Account have been drawn up in accordance with the provisions of Section 29 of the Banking Regulation Act, 1949 and Section 133 of the Act.

23. As required by sub-section (3) of Section 30 of the Banking Regulation Act, 1949, we report that:

    (a) We have obtained all the information and explanations which, to the best of our knowledge and belief, were necessary for the purpose of our audit and have found them to be satisfactory;

    (b) The transactions of the Bank, which have come to our notice, have been within the powers of the Bank, other than those relating to leasing of immovable properties acquired on amalgamation of the erstwhile HDFC Limited with the Bank, as disclosed in Schedule 18 note (1) to the Consolidated Financial Statements; and

    (c) During the course of our audit we have visited 73 branches to examine the books of accounts and other records maintained at the branch and performed other relevant audit procedures. Since the key operations of the Bank are automated with the key applications integrated to the core banking system, the audit is carried out centrally at Bank's Head office located in Mumbai, as all the necessary records and data required for the purposes of our audit are available therein.

24. Further, as required by Section 143(3) of the Act, we report, to the extent applicable, that:

    (a) We have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit of the aforesaid Consolidated Financial Statements.

    (b) In our opinion, proper books of account as required by law relating to preparation of the aforesaid Consolidated Financial Statements have been kept so far as it appears from our examination of those books and the reports and other communications of the statutory auditors of the subsidiary companies incorporated in India, except for the matters stated in paragraph 24(h)(vi) below on reporting under Rule 11(g) of the Companies (Audit and Auditors) Rules, 2014 (as amended) ("the Rules").

    (c) The Consolidated Balance Sheet, the Consolidated Profit and Loss Account and the Consolidated Cash Flow Statement dealt with by this report are in agreement with the relevant books of account and records maintained for the purpose of preparation of the Consolidated Financial Statements.

    (d) In our opinion, the aforesaid Consolidated Financial Statements comply with the Accounting Standards specified under Section 133 of the Act, to the extent they are not inconsistent with the accounting policies prescribed by RBI.

    (e) On the basis of the written representations received from the directors of the Bank as at March 31, 2025 taken on record by the Board of Directors of the Bank and the reports and other communications of the statutory auditors of

its subsidiary companies incorporated in India, none of the directors of the Bank and the subsidiaries incorporated in India is disqualified as on March 31, 2025 from being appointed as a director in terms of Section 164(2) of the Act.

(f) With respect to the maintenance of accounts and other matters connected therewith, reference is made to our comment in paragraph 24(b) above on reporting under Section 143(3)(b) and paragraph 24(h)(vi) below on reporting under Rule 11(g) of the Rules, by us with respect to Bank and based on the reports and other communications of the statutory auditors of its subsidiary companies, incorporated in India.

(g) With respect to the adequacy of internal financial controls with reference to Consolidated Financial Statements of the Bank and it's subsidiaries which are incorporated in India, and the operating effectiveness of such controls, refer to our separate report in Annexure A.

(h) With respect to the other matters to be included in the Auditor's Report in accordance with Rule 11 of the Companies (Audit and Auditor's) Rules, 2014 (as amended), in our opinion and to the best of our information and according to the explanations given to us:

   i. The Consolidated Financial Statements disclose the impact of pending litigations on the consolidated financial position of the Group and the Employee Welfare Trust – Refer Schedule 12(I) and 12(II), Schedule 17 D(25), Schedule 18 note 10 and note 20(b) to the Consolidated Financial Statements.

   ii. Provision has been made in the Consolidated Financial Statements, as required under the applicable law or accounting standards, for material foreseeable losses on long-term contracts including derivative contracts as at March 31, 2025 – Refer Schedule 17 D(10) and 17 D(25), Schedule 18 note 10 and note 20(b) to the Consolidated Financial Statements in respect of such items as it relates to the Group and the Employee Welfare Trust.

   iii. There has been no delay in transferring amounts required to be transferred to the Investor Education and Protection Fund by the Bank and its subsidiary companies incorporated in India during the year.

   iv. (a) The respective Managements of the Bank and its subsidiaries which are companies incorporated in India, whose financial statements have been audited under the Act, have represented to us and the other auditors of such subsidiaries, respectively, that to the best of their knowledge and belief, other than as disclosed in Schedule 18 note 23, no funds (which are material either individually or in the aggregate) have been advanced or loaned or invested (either from borrowed funds or share premium or any other sources or kind of funds) by the Bank or any of such subsidiaries to or in any other person(s) or entity(ies), including foreign entities ("Intermediaries"), with the understanding, whether recorded in writing or otherwise, that the Intermediary shall, directly or indirectly, lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Company or any of such subsidiaries ("Ultimate Beneficiaries") or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries.

(b) The respective Managements of the Bank and its subsidiaries which are companies incorporated in India, whose financial statements have been audited under the Act have represented to us and the other auditors of such subsidiaries respectively that, to the best of their knowledge and belief, other than as disclosed in Schedule 18 note 23, no funds (which are material either individually or in the aggregate) have been received by the Bank or any of such subsidiaries from any person(s) or entity(ies), including foreign entities ("Funding Parties"), with the understanding, whether recorded in writing or otherwise, that the Company or any of such subsidiaries shall, directly or indirectly, lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Funding Party ("Ultimate Beneficiaries") or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries.

(c) Based on the audit procedures, that has been considered reasonable and appropriate in the circumstances, performed by us and those performed by the auditors of the subsidiaries which are companies incorporated in



India, whose financial statements have been audited under the Act, nothing has come to our or other auditors' notice that has caused us or the other auditors to believe that the representations under sub-clause (i) and (ii) of Rule 11(e) contain any material misstatement.

v. The dividend declared and paid during the year by the Bank and its subsidiary companies incorporated in India, is in compliance with Section 123 of the Act.

vi. Based on our examination, which included test checks, and that performed by the respective auditors of the subsidiaries, which are companies incorporated in India whose financial statements have been audited under the Act, except for the instances mentioned below, the Bank and such subsidiaries have used accounting software for maintaining books of account which have a feature of recording audit trail (edit log) facility and that has operated throughout the year for all relevant transactions recorded in the software. Further, during the course of performing the procedures, we, and the respective auditors of such subsidiaries, did not notice any instance of the audit trail feature being tampered with. Additionally, other than as described below, the audit trail has been preserved by the Bank and such subsidiaries, as per the statutory requirements for record retention.

Description of Instances	Number of instances
Instances of inability of the auditor to comment on certain software, in the absence of comprehensive information, on whether audit trail feature is enabled for direct changes to data while using certain access rights.	For one subsidiary
Instances where either the audit trail feature is not enabled for part of the year in case of certain masters of two accounting software and two databases, also for other databases, audit trail feature is not enabled for full year.	For the Bank
Instances where the audit trail feature was not enabled throughout the year for application layer of an accounting software.	For one subsidiary
Instances where audit trail is not preserved as per the statutory requirements for record retention.	For the Bank and four subsidiaries

25. In our opinion and to the best of our information and according to the explanations given to us, the provisions of Section 197 of the Act are not applicable to the Bank by virtue of Section 35B(2A) of the Banking Regulation Act, 1949. Accordingly, the reporting under Section 197(16) of the Act regarding payment / provision for managerial remuneration in accordance with the requisite approvals mandated by the provisions of Section 197 read with Schedule V to the Act, is not applicable.

Based on the consideration of reports and other communications of the joint statutory auditors of HDFC Life Insurance Company Limited and HDFC ERGO General Insurance Company Limited, the subsidiary companies, the remuneration paid for managerial renumeration was in accordance with the provisions of section 197 of the Act, read with section 34A of the Insurance Act, 1938. Further, based on the consideration of reports and other communications of the statutory auditors of other subsidiaries incorporated in India, the remuneration paid / provided for managerial renumeration was in accordance with the requisite approvals mandated by the provisions of section 197 read with Schedule V of the Act.

For Price Waterhouse LLP
Chartered Accountants
Firm Registration Number:
301112E/E300264

Sharad Vasant
Partner
Membership Number: 101119
UDIN: 25101119BMIFBB3673

Place: Mumbai
Date: April 19, 2025

For Batliboi & Purohit
Chartered Accountants
Firm Registration Number:
101048W

Janak Mehta
Partner
Membership Number: 116976
UDIN: 25116976BMOKOW2322

Place: Mumbai
Date: April 19, 2025

Annexure A to Independent Auditor's Report

Referred to in paragraph 24(g) of the Independent Auditor's Report of even date to the members of HDFC Bank Limited on the Consolidated Financial Statements for the year ended March 31, 2025

Report on the Internal Financial Controls with reference to Consolidated Financial Statements under clause (i) of sub-section 3 of Section 143 of the Act

1.   In conjunction with our audit of the Consolidated Financial Statements of the Bank as of and for the year ended March 31, 2025, we have audited the internal financial controls with reference to Consolidated Financial Statements of HDFC Bank Limited (hereinafter referred to as the "Bank" or the "Parent") and its subsidiary companies, which are companies incorporated in India, as of that date (the Bank and its subsidiaries together referred to as the "Group").

Management's Responsibility for Internal Financial Controls

2.   The respective Board of Directors of the Group, to whom reporting under clause (i) of sub-section 3 of Section 143 of the Act in respect of the adequacy of the internal financial controls with reference to Consolidated Financial Statements is applicable, which are companies incorporated in India, are responsible for establishing and maintaining internal financial controls based on internal control over financial reporting criteria established by the Group considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting ("the Guidance Note") issued by the Institute of Chartered Accountants of India ("ICAI"). These responsibilities include the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the orderly and efficient conduct of its business, including adherence to the respective company's policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Act.

Auditor's Responsibility

3.   Our responsibility is to express an opinion on the Bank's internal financial controls with reference to Consolidated Financial Statements based on our audit. We conducted our audit in accordance with the Guidance Note issued by the ICAI and the Standards on Auditing deemed to be prescribed under Section 143(10) of the Companies Act, 2013, to the extent applicable to an audit of internal financial controls, both applicable to an audit of internal financial controls and both issued by the ICAI. Those Standards and the Guidance Note require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether adequate internal financial controls with reference to Consolidated Financial Statements was established and maintained and if such controls operated effectively in all material respects.

4.   Our audit involves performing procedures to obtain audit evidence about the adequacy of the internal financial controls system with reference to Consolidated Financial Statements and their operating effectiveness. Our audit of internal financial controls with reference to Consolidated Financial Statements included obtaining an understanding of internal financial controls with reference to Consolidated Financial Statements, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the Consolidated Financial Statements, whether due to fraud or error.

5.   We believe that the audit evidence we have obtained and the audit evidence obtained by the other auditors in terms of their reports referred to in the Other Matters paragraph below is sufficient and appropriate to provide a basis for our audit opinion on the Bank's internal financial controls system with reference to Consolidated Financial Statements.



Meaning of Internal Financial Controls with reference to Consolidated Financial Statements

6. A Bank's internal financial control with reference to Consolidated Financial Statements is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Consolidated Financial Statements for external purposes in accordance with generally accepted accounting principles. A Bank's internal financial control with reference to Consolidated Financial Statements includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of Consolidated Financial Statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Bank are being made only in accordance with authorisations of management and directors of the Bank; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the Bank's assets that could have a material effect on the Consolidated Financial Statements.

Inherent Limitations of Internal Financial Controls with reference to Consolidated Financial Statements

7. Because of the inherent limitations of internal financial controls with reference to Consolidated Financial Statements, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal financial controls with reference to Consolidated Financial Statements to future periods are subject to the risk that the internal financial control with reference to Consolidated Financial Statements may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

8. In our opinion, the Group, have, in all material respects, an adequate internal financial controls system with reference to Consolidated Financial Statements and such internal financial controls with reference to Consolidated Financial Statements were operating effectively as at March 31, 2025, based on the internal control over financial reporting criteria established by the Group considering the essential components of internal control stated in the Guidance Note issued by the ICAI.

Other Matters

9. Our aforesaid report under Section 143(3)(i) of the Act on the adequacy and operating effectiveness of the internal financial controls with reference to Consolidated Financial Statements insofar as it relates to 8 subsidiary companies, which are companies incorporated in India, is based on the corresponding reports of the auditors of such companies incorporated in India. Our opinion is not modified in respect of this matter.

For Price Waterhouse LLP
Chartered Accountants
Firm Registration Number:
301112E/E300264

Sharad Vasant
Partner
Membership Number: 101119
UDIN: 25101119BMIFBB3673

Place: Mumbai
Date: April 19, 2025

For Batliboi & Purohit
Chartered Accountants
Firm Registration Number:
101048W

Janak Mehta
Partner
Membership Number: 116976
UDIN: 25116976BMOKOW2322

Place: Mumbai
Date: April 19, 2025



CONSOLIDATED BALANCE SHEET
As at March 31, 2025

₹ in crore

	Schedule	As at March 31, 2025	As at March 31, 2024
CAPITAL AND LIABILITIES			
Capital	1	765.22	759.69
Employees stock options outstanding	18 (5)	3,805.19	2,652.72
Reserves and surplus	2	517,218.98	452,982.84
Minority interest	2A	16,359.04	13,383.40
Deposits	3	2,710,898.23	2,376,887.28
Borrowings	4	634,605.57	730,615.46
Other liabilities and provisions	5	188,163.66	174,832.07
Policyholders' funds		320,601.53	278,080.80
Total		**4,392,417.42**	**4,030,194.26**
ASSETS			
Cash and balances with Reserve Bank of India	6	144,390.25	178,718.67
Balances with banks and money at call and short notice	7	105,557.65	50,115.84
Investments	8	1,186,472.89	1,005,681.63
Advances	9	2,724,938.16	2,571,916.65
Fixed assets	10	15,257.94	12,603.76
Other assets	11	215,800.53	211,157.71
Total		**4,392,417.42**	**4,030,194.26**
Contingent liabilities	12	2,709,921.85	2,344,487.73
Bills for collection		70,679.55	65,332.87
Significant accounting policies and notes to the Consolidated Financial Statements The schedules referred to above form an integral part of the Consolidated Balance Sheet.	17 & 18		

As per our report of even date.

For and on behalf of the Board

For Price Waterhouse LLP
Chartered Accountants
ICAI Firm Registration No.:
301112E/E300264

For Batliboi & Purohit
Chartered Accountants
ICAI Firm Registration No.:
101048W

Atanu Chakraborty
Part-time Chairman of the Board

Sashidhar Jagdishan
Managing Director & CEO

M. D. Ranganath
Independent Director

Sunita Maheshwari
Independent Director

Sharad Vasant
Partner
Membership No.: 101119

Janak Mehta
Partner
Membership No.: 116976

Lily Vadera
Independent Director

Harsh Kumar Bhanwala
Independent Director

Bhavesh Zaveri
Executive Director

V. S. Rangan
Executive Director

Renu Karnad
Non-Executive Director

Keki Mistry
Non-Executive Director

Mumbai, April 19, 2025

Srinivasan Vaidyanathan
Chief Financial Officer

Ajay Agarwal
Company Secretary

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended March 31, 2025

₹ in crore

	Schedule	Year ended March 31, 2025	Year ended March 31, 2024
I. INCOME			
Interest earned	13	336,367.43	283,649.02
Other income	14	134,548.50	124,345.75
Total		**470,915.93**	**407,994.77**
II. EXPENDITURE			
Interest expended	15	183,894.20	154,138.55
Operating expenses	16	176,605.07	152,269.34
Provisions and contingencies	18 (10)	36,976.49	36,140.38
Total		**397,475.76**	**342,548.27**
III. PROFIT			
Consolidated Net Profit for the year before Minority Interest		73,440.17	65,446.50
Less : Minority Interest		2,647.92	1,384.46
Consolidated Net Profit for the year attributable to the group		70,792.25	64,062.04
Brought forward consolidated profit attributable to the group		150,045.57	120,369.35
Addition on amalgamation (net)	18 (1)	-	3,570.10
Total		**220,837.82**	**188,001.49**
IV. APPROPRIATIONS			
Transfer to Statutory Reserve		17,260.30	15,684.72
Transfer to General Reserve		6,734.74	6,081.23
Transfer to Special Reserve		3,200.00	3,000.00
Transfer to Capital Reserve		507.00	4,166.41
Transfer to / (from) Investment Reserve Account (net)		-	529.42
Transfer to / (from) Investment Fluctuation Reserve		-	378.00
Dividend pertaining to previous year paid during the year		14,826.19	8,404.42
Transfer to / (from) Minority Interest (opening adjustment)		(382.96)	(288.28)
Balance carried over to consolidated balance sheet		178,692.55	150,045.57
Total		**220,837.82**	**188,001.49**
V. EARNINGS PER EQUITY SHARE (Face value ₹ 1/- per share)	18 (19)	₹	₹
Basic		92.81	90.42
Diluted		92.39	90.01
Significant accounting policies and notes to the Consolidated Financial Statements The schedules referred to above form an integral part of the Consolidated Profit and Loss Account.	17 & 18		

As per our report of even date.

For and on behalf of the Board

For Price Waterhouse LLP
Chartered Accountants
ICAI Firm Registration No.:
301112E/E300264

For Batliboi & Purohit
Chartered Accountants
ICAI Firm Registration No.:
101048W

Atanu Chakraborty
Part-time Chairman of the Board

Sashidhar Jagdishan
Managing Director & CEO

Sharad Vasant
Partner
Membership No.: 101119

Janak Mehta
Partner
Membership No.: 116976

M. D. Ranganath
Independent Director

Sunita Maheshwari
Independent Director

Lily Vadera
Independent Director

Harsh Kumar Bhanwala
Independent Director

Bhavesh Zaveri
Executive Director

V. S. Rangan
Executive Director

Renu Karnad
Non-Executive Director

Keki Mistry
Non-Executive Director

Srinivasan Vaidyanathan
Chief Financial Officer

Ajay Agarwal
Company Secretary

Mumbai, April 19, 2025



CONSOLIDATED CASH FLOW STATEMENT

For the year ended March 31, 2025

₹ in crore

	Year ended March 31, 2025	Year ended March 31, 2024
Cash flows from operating activities:		
Consolidated profit before income tax and after minority interest	93,594.13	75,184.14
Adjustments for:		
Depreciation on fixed assets	3,805.23	3,092.08
(Profit) / loss on revaluation of investments	3,909.10	(6,957.14)
Amortisation of premium on investments	87.07	966.09
Profit on sale of fixed assets	(22.03)	(75.36)
(Profit) / loss on sale of investment in subsidiary	8.00	(7,341.42)
Provision / charge for non performing assets	15,385.24	12,540.05
Floating provisions	-	10,900.00
Provision / (write-back) for standard assets and contingencies	(1,210.63)	1,578.23
Employee stock options / units expense	2,086.05	1,731.73
	117,642.16	**91,618.40**
Adjustments for:		
Increase in investments	(180,362.67)	(88,411.63)
Increase in advances	(169,918.22)	(312,488.37)
Increase in deposits	334,010.95	336,964.81
Increase in other assets	(10,829.67)	(27,919.59)
Increase in other liabilities and provisions	13,117.98	6,420.40
Increase in policyholders' funds	43,289.99	35,728.16
	146,950.52	**41,912.18**
Direct taxes paid (net of refunds)	(19,708.68)	(22,842.84)
Net cash flows from operating activities	**127,241.84**	**19,069.34**
Cash flows from investing activities:		
Purchase of fixed assets	(4,075.89)	(4,286.72)
Proceeds from sale of fixed assets	100.72	99.82
Proceeds from sale of investment in subsidiary (net)	192.00	9,500.67
Investment in subsidiaries	(67.47)	-
Net cash flow from / (used in) investing activities	**(3,850.64)**	**5,313.77**
Cash flows from financing activities:		
Increase in minority interest	2,382.88	1,201.66
Proceeds from exercise of convertible equity warrants	-	3,192.81

CONSOLIDATED CASH FLOW STATEMENT

For the year ended March 31, 2025

₹ in crore

	Year ended March 31, 2025	Year ended March 31, 2024
Proceeds from issue of share capital other than warrants	6,346.50	5,249.73
Proceeds from issue of Tier 1 and Tier 2 capital instruments	1,182.00	2,350.00
Redemption of Tier 1 and Tier 2 capital instruments	(500.00)	(230.00)
Decrease in other borrowings	(97,062.73)	(7,342.84)
Dividend paid during the year	(14,826.19)	(8,404.42)
Net cash flow used in financing activities	**(102,477.54)**	**(3,983.06)**
Effect of fluctuation in foreign currency translation reserve	199.73	104.94
Net increase in cash and cash equivalents	**21,113.39**	**20,504.99**
Cash and cash equivalents at the beginning of the year	**228,834.51**	**197,147.81**
Cash and cash equivalents acquired on amalgamation	**-**	**11,181.71**
Cash and cash equivalents at the end of the year	**249,947.90**	**228,834.51**

Cash and cash equivalents include Cash and balances with Reserve Bank of India and Balances with banks and money at call and short notice (Refer Schedule 6 and Schedule 7).

As per our report of even date.

For and on behalf of the Board

For Price Waterhouse LLP
Chartered Accountants
ICAI Firm Registration No.:
301112E/E300264

For Batliboi & Purohit
Chartered Accountants
ICAI Firm Registration No.:
101048W

Atanu Chakraborty
Part-time Chairman of the Board

Sashidhar Jagdishan
Managing Director & CEO

Sharad Vasant
Partner
Membership No.: 101119

Janak Mehta
Partner
Membership No.: 116976

M. D. Ranganath
Independent Director

Sunita Maheshwari
Independent Director

Lily Vadera
Independent Director

Harsh Kumar Bhanwala
Independent Director

Bhavesh Zaveri
Executive Director

V. S. Rangan
Executive Director

Renu Karnad
Non-Executive Director

Keki Mistry
Non-Executive Director

Srinivasan Vaidyanathan
Chief Financial Officer

Ajay Agarwal
Company Secretary

Mumbai, April 19, 2025



SCHEDULES TO THE CONSOLIDATED BALANCE SHEET

As at March 31, 2025

SCHEDULE 1 - CAPITAL

₹ in crore

	Schedule	As at March 31, 2025	As at March 31, 2024
Authorised Capital			
11,90,61,00,000 (31 March, 2024: 11,90,61,00,000) Equity Shares of ₹1/- each		1,190.61	1,190.61
Issued, subscribed and paid-up capital			
7,65,22,21,674 (31 March, 2024 : 7,59,69,10,662) Equity Shares of ₹1/- each		765.22	759.69
Total		**765.22**	**759.69**

SCHEDULE 2 - RESERVES AND SURPLUS

₹ in crore

	Schedule	As at March 31, 2025	As at March 31, 2024
I. Statutory Reserve			
Opening balance		88,114.32	64,373.87
Addition on amalgamation	18 (1)	-	8,055.73
Additions during the year	18 (6)	17,260.30	15,684.72
Closing balance		**105,374.62**	**88,114.32**
II. General Reserve			
Opening balance		53,877.70	24,892.80
Addition on amalgamation	18 (1)	-	22,902.33
Additions during the year	18 (6)	7,863.74	6,082.57
Closing balance		**61,741.44**	**53,877.70**
III. Balance in Profit and Loss Account		**178,692.55**	**150,045.57**
IV. Share Premium			
Opening balance		127,053.27	66,539.42
Addition on amalgamation	18 (1)	-	51,728.83
Additions during the year		7,064.09	8,785.02
Closing balance		**134,117.36**	**127,053.27**
V. Special Reserve			
Opening balance		26,268.18	500.00
Addition on amalgamation	18 (1)	-	22,768.18
Additions during the year	18 (6)	3,200.00	3,000.00
Closing balance		**29,468.18**	**26,268.18**
VI. Amalgamation Reserve - I			
Opening balance		1,063.56	1,063.56
Additions / (deductions) during the year		-	-
Closing balance	18 (6)	**1,063.56**	**1,063.56**



₹ in crore

	Schedule	As at March 31, 2025	As at March 31, 2024
VII. Amalgamation Reserve - II			
Opening balance		(13,947.06)	-
Additions / (deductions) on amalgamation	18 (1)	-	(13,947.06)
Closing balance	18 (6)	**(13,947.06)**	**(13,947.06)**
VIII. Capital Reserve			
Opening balance		9,794.18	5,627.54
Addition on amalgamation	18 (1)	-	0.04
Additions during the year	18 (6)	507.00	4,166.60
Closing balance		**10,301.18**	**9,794.18**
IX. Investment Reserve Account			
Opening balance		529.42	-
Additions during the year	18 (6)	-	529.42
Deductions during the year	18 (6)	(529.42)	-
Closing balance		**-**	**529.42**
X. Investment Fluctuation Reserve			
Opening balance		5,032.00	3,701.00
Addition on amalgamation	18 (1)	-	953.00
Additions during the year	18 (6)	529.42	378.00
Closing balance		**5,561.42**	**5,032.00**
XI. Foreign Currency Translation Reserve			
Opening balance		883.79	778.85
Additions during the year		199.73	104.94
Closing balance	18 (6)	**1,083.52**	**883.79**
XII. Cash Flow Hedge Reserve			
Opening balance		832.30	(84.06)
Additions on amalgamation	18 (1)	-	937.05
Additions / (deductions) during the year		(924.46)	(20.69)
Closing balance	18 (6)	**(92.16)**	**832.30**
XIII. Other Reserves			
Opening balance		145.58	-
Additions / (deductions) during the year		(131.56)	145.58
Closing balance	18 (6)	**14.02**	**145.58**
XIV. AFS Reserve			
Opening Balance		-	-
Additions / (deductions) during the year	18 (6)	616.85	-
Closing balance		**616.85**	**-**
XV. Capital Reserve on Consolidation (net of goodwill)	18 (6)	**3,223.50**	**3,290.03**
Total		**517,218.98**	**452,982.84**



SCHEDULES TO THE CONSOLIDATED BALANCE SHEET

As at March 31, 2025

SCHEDULE 2A - MINORITY INTEREST

₹ in crore

	Schedule	As at March 31, 2025	As at March 31, 2024
Minority interest at the date on which parent subsidiary relationship came into existence		11,260.45	27.60
Addition on amalgamation		-	11,232.85
Subsequent increase		5,098.59	2,122.95
Minority interest on the date of balance sheet		**16,359.04**	**13,383.40**

SCHEDULE 3 - DEPOSITS

₹ in crore

			Schedule	As at March 31, 2025	As at March 31, 2024
A.	**I.**	**Demand deposits**			
	(i)	From banks		4,149.85	3,704.74
	(ii)	From others		307,274.93	304,071.93
		Total		**311,424.78**	**307,776.67**
	II.	**Savings bank deposits**		**630,465.95**	**598,743.72**
	III.	**Term deposits**			
	(i)	From banks		32,599.29	17,767.08
	(ii)	From others		1,736,408.21	1,452,599.81
		Total		**1,769,007.50**	**1,470,366.89**
		Total		**2,710,898.23**	**2,376,887.28**
B.	**I.**	**Deposits of branches in India**		2,686,792.91	2,354,694.75
	II.	**Deposits of branches outside India**		24,105.32	22,192.53
		Total		**2,710,898.23**	**2,376,887.28**

Deposits include lien marked deposits of ₹ 369,435.40 crore (previous year: ₹ 292,100.75 crore).

SCHEDULE 4 - BORROWINGS

₹ in crore

		Schedule	As at March 31, 2025	As at March 31, 2024
I.	**Borrowings in India**			
	(i) Reserve Bank of India		6,335.00	4,556.00
	(ii) Other banks		77,221.99	138,414.60
	(iii) Other institutions and agencies		114,912.83	148,410.04
	(iv) Tier 1 and Tier 2 capital instruments		30,936.89	30,583.32
	(v) Other bonds and debentures		275,808.83	299,626.91
	Total		**505,215.54**	**621,590.87**
II.	**Borrowings outside India**		**129,390.03**	**109,024.59**
	Total		**634,605.57**	**730,615.46**

Secured borrowings included in I & II above: ₹ 77,656.02 crore (previous year: ₹ 68,131.87 crore) except borrowings of ₹ 13,039.60 crore (previous year: ₹ 5,654.13 crore) under repurchase transactions (including tri-party repo) and transactions under Liquidity Adjustment Facility.



SCHEDULE 5 - OTHER LIABILITIES AND PROVISIONS

₹ in crore

		Schedule	As at March 31, 2025	As at March 31, 2024
I.	Bills payable		13,653.91	13,932.56
II.	Interest accrued		25,618.40	23,853.43
III.	Contingent provisions against standard assets		11,315.90	11,005.15
IV.	Others (including provisions)		137,267.86	126,040.93
V.	Deferred Tax Liabilities		307.59	-
	Total		**188,163.66**	**174,832.07**

SCHEDULE 6 - CASH AND BALANCES WITH RESERVE BANK OF INDIA

₹ in crore

		Schedule	As at March 31, 2025	As at March 31, 2024
I.	Cash in hand (including foreign currency notes)		12,162.88	13,060.08
II.	Balances with Reserve Bank of India:			
	(a) In current accounts		132,027.37	131,892.59
	(b) In other accounts		200.00	33,766.00
	Total		**132,227.37**	**165,658.59**
	Total		**144,390.25**	**178,718.67**

SCHEDULE 7 - BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE

₹ in crore

		Schedule	As at March 31, 2025	As at March 31, 2024
I.	**In India**			
(i)	Balances with banks:			
	(a) In current accounts		1,258.21	1,036.55
	(b) In other deposit accounts		4,582.85	5,247.91
	Total		**5,841.06**	**6,284.46**
(ii)	Money at call and short notice:			
	(a) With banks		-	200.00
	(b) With other institutions		35,598.84	3,819.32
	Total		**35,598.84**	**4,019.32**
	Total		**41,439.90**	**10,303.78**
II.	**Outside India**			
(i)	In current accounts		19,083.75	10,324.23
(ii)	In other deposit accounts		12,469.64	11,933.99
(iii)	Money at call and short notice		32,564.36	17,553.84
	Total		**64,117.75**	**39,812.06**
	Total		**105,557.65**	**50,115.84**


SCHEDULE 8 - INVESTMENTS

₹ in crore

			Schedule	As at March 31, 2025	As at March 31, 2024
A.	**Investments in India in**				
	(i)	Government securities		775,264.24	654,866.87
	(ii)	Other approved securities		-	-
	(iii)	Shares		8,075.45	5,116.10
	(iv)	Debentures and bonds		38,285.78	20,395.38
	(v)	Investments - Policyholders		330,941.32	293,986.13
	(vi)	Subsidiaries / joint ventures		-	200.00
	(vii)	Others (Units of Mutual funds / AIFs / REITs, CDs, CPs, PTCs and security receipts)		31,263.84	29,044.34
	Total			**1,183,830.63**	**1,003,608.82**
B.	**Investments outside India in**				
	(i)	Government securities (including local authorities)		918.09	248.04
	(ii)	Other investments			
		(a) Shares		96.47	21.53
		(b) Debentures and bonds		1,381.78	1,627.48
	(iii)	Investments - Policyholders		245.92	175.76
	Total			**2,642.26**	**2,072.81**
	Total			**1,186,472.89**	**1,005,681.63**
C.	**Investments**				
	I.	**Investments in India**			
		(i) Gross value of investments		1,128,476.66	999,371.75
		(ii) Aggregate of provisions for (depreciation) / appreciation		55,353.97	4,237.07
		(iii) Net investments		1,183,830.63	1,003,608.82
	II.	**Investments outside India**			
		(i) Gross value of investments		2,615.27	2,079.98
		(ii) Aggregate of provisions for (depreciation) / appreciation		26.99	(7.17)
		(iii) Net investments		2,642.26	2,072.81
	Total			**1,186,472.89**	**1,005,681.63**

SCHEDULE 9 - ADVANCES

₹ in crore

			Schedule	As at March 31, 2025	As at March 31, 2024
A.	(i)	Bills purchased and discounted		34,964.61	24,032.92
	(ii)	Cash credits, overdrafts and loans repayable on demand		714,525.81	633,264.78
	(iii)	Term loans		1,975,447.74	1,914,618.95
	Total			**2,724,938.16**	**2,571,916.65**
	Net of Bills Rediscounted: Nil (previous year: ₹ 3,500.00 crore) and Inter-Bank Participatory Certificates of ₹ 77,703.73 crore (previous year: ₹ 62,920.05 crore)				
B.	(i)	Secured by tangible assets*		2,083,626.00	1,979,133.27
	(ii)	Covered by bank / government guarantees		60,543.40	41,598.52



₹ in crore

			Schedule	As at March 31, 2025	As at March 31, 2024
	(iii)	Unsecured		580,768.76	551,184.86
	Total			**2,724,938.16**	**2,571,916.65**
		* Including advances against book debts			
C.	**I.**	Advances in India			
	(i)	Priority sector		880,033.65	780,715.25
	(ii)	Public sector		121,469.63	140,554.70
	(iii)	Banks		2,122.41	2,567.12
	(iv)	Others		1,675,153.87	1,609,430.44
	Total			**2,678,779.56**	**2,533,267.51**
C.	**II.**	Advances outside India			
	(i)	Due from banks		2,769.89	2,756.16
	(ii)	Due from others			
		(a) Bills purchased and discounted		544.10	714.86
		(b) Syndicated loans		581.73	1,180.49
		(c) Others		42,262.88	33,997.63
	Total			**46,158.60**	**38,649.14**
	Total			**2,724,938.16**	**2,571,916.65**

SCHEDULE 10 - FIXED ASSETS

₹ in crore

		Schedule	As at March 31, 2025	As at March 31, 2024
A.	**Premises** *(including land)*			
	Gross block			
	At cost on 31st March of the preceding year		5,054.62	2,462.70
	Additions during the year		661.01	399.31
	Additions on amalgamation		-	2,218.19
	Deductions during the year		(63.18)	(25.58)
	Total		**5,652.45**	**5,054.62**
	Depreciation			
	As at 31st March of the preceding year		1,530.64	820.30
	Charge for the year		197.98	99.56
	Additions on amalgamation		-	631.54
	On deductions during the year		(48.52)	(20.76)
	Total		**1,680.10**	**1,530.64**
	Net block		**3,972.35**	**3,523.98**
B.	**Other fixed assets** *(including furniture and fixtures)*			
	Gross block			
	At cost on 31st March of the preceding year		25,172.80	18,756.18



SCHEDULES TO THE CONSOLIDATED BALANCE SHEET

As at March 31, 2025

₹ in crore

	Schedule	As at March 31, 2025	As at March 31, 2024
Additions during the year		6,074.19	4,934.43
Additions on amalgamation		-	2,152.97
Deductions during the year		(1,770.62)	(670.78)
Total		**29,476.37**	**25,172.80**
Depreciation			
As at 31st March of the preceding year		16,095.77	12,116.02
Charge for the year		3,600.88	2,994.24
Additions on amalgamation		-	1,531.52
On deductions during the year		(1,499.02)	(546.01)
Total		**18,197.63**	**16,095.77**
Net block		**11,278.74**	**9,077.03**
C. **Assets on lease** *(plant and machinery)*			
Gross block			
At cost on 31st March of the preceding year		38.91	454.69
Additions during the year		11.34	2.05
Additions on amalgamation		-	43.97
Deductions during the year		(4.12)	(461.80)
Total		**46.13**	**38.91**
Depreciation			
As at 31st March of the preceding year		36.16	410.45
Additions on amalgamation		-	42.18
Charge for the year		7.24	0.87
On deductions during the year		(4.12)	(417.34)
Total		**39.28**	**36.16**
Lease adjustment account			
As at 31st March of the preceding year		-	44.24
On deductions during the year		-	(44.24)
Total		**-**	**-**
Unamortised cost of assets on lease		**6.85**	**2.75**
Total		**15,257.94**	**12,603.76**

SCHEDULE 11 - OTHER ASSETS

₹ in crore

		Schedule	As at March 31, 2025	As at March 31, 2024
I.	Interest accrued		34,028.94	25,472.97
II.	Advance tax / tax deducted at source (net of provisions)		16,646.31	17,438.99
III.	Stationery and stamps		66.00	64.73
IV.	Non banking assets acquired in satisfaction of claims		991.24	1,140.56


₹ in crore

		Schedule	As at March 31, 2025	As at March 31, 2024
V.	Security deposit for commercial and residential property		1,233.92	982.49
VI.	Deferred Tax Assets		7,137.50	9,301.96
VII.	Others		155,696.62	156,756.01
	Total		**215,800.53**	**211,157.71**

SCHEDULE 12 - CONTINGENT LIABILITIES

₹ in crore

		Schedule	As at March 31, 2025	As at March 31, 2024
I.	Claims against the bank not acknowledged as debts - taxation		6,737.94	6,313.40
II.	Claims against the bank not acknowledged as debts - others		265.67	242.49
III.	Liability for partly paid investments		904.28	729.97
IV.	Liability on account of outstanding forward exchange contracts		1,293,492.47	1,212,552.79
V.	Liability on account of outstanding derivative contracts		1,156,136.09	914,436.99
VI.	Guarantees given on behalf of constituents - in India		149,228.23	126,031.26
	- outside India		250.65	287.53
VII.	Acceptances, endorsements and other obligations		96,684.87	71,008.38
VIII.	Other items for which the Bank is contingently liable		6,221.65	12,884.92
	Total		**2,709,921.85**	**2,344,487.73**

SCHEDULE 13 - INTEREST EARNED

₹ in crore

		Schedule	Year ended March 31, 2025	Year ended March 31, 2024
I.	Interest / discount on advances / bills		251,953.60	217,979.34
II.	Income on investments		73,912.07	57,524.80
III.	Interest on balance with RBI and other inter-bank funds		3,172.52	2,634.63
IV.	Others		7,329.24	5,510.25
	Total		**336,367.43**	**283,649.02**

SCHEDULE 14 - OTHER INCOME

₹ in crore

		Schedule	Year ended March 31, 2025	Year ended March 31, 2024
I.	Commission, exchange and brokerage		35,029.85	30,621.36
II.	Profit / (loss) on sale of investments (net)		14,325.38	20,095.80
III.	Profit / (loss) on revaluation of investments (net)		(3,909.10)	6,957.14
IV.	Profit / (loss) on sale of building and other assets (net)		156.20	199.85
V.	Profit / (loss) on exchange / derivative transactions (net)		5,026.29	3,870.27
VI.	Premium and other operating income from insurance business		78,589.17	57,858.60
VII.	Miscellaneous income		5,330.71	4,742.73
	Total		**134,548.50**	**124,345.75**

SCHEDULE 15 - INTEREST EXPENDED

₹ in crore

		Schedule	Year ended March 31, 2025	Year ended March 31, 2024
I.	Interest on deposits		125,216.63	99,401.50
II.	Interest on RBI / inter-bank borrowings		52,486.78	50,244.76
III.	Other interest		6,190.79	4,492.29
	Total		**183,894.20**	**154,138.55**

SCHEDULE 16 - OPERATING EXPENSES

₹ in crore

		Schedule	Year ended March 31, 2025	Year ended March 31, 2024
I.	Payments to and provisions for employees		34,135.75	31,023.00
II.	Rent, taxes and lighting		3,601.92	3,023.34
III.	Printing and stationery		922.54	1,021.67
IV.	Advertisement and publicity		1,533.33	1,259.35
V.	Depreciation on bank's property		3,805.23	3,092.08
VI.	Directors' fees / remuneration, allowances and expenses		32.14	27.07
VII.	Auditors' fees and expenses		22.69	26.11
VIII.	Law charges		420.54	398.68



₹ in crore

		Schedule	Year ended March 31, 2025	Year ended March 31, 2024
IX.	Postage, telegram, telephone etc.		1,124.43	1,050.67
X.	Repairs and maintenance		3,943.56	3,255.75
XI.	Insurance		3,125.61	2,486.77
XII.	Claims and benefits paid pertaining to insurance business		47,576.09	38,159.35
XIII.	Other expenses pertaining to insurance business^		46,861.30	40,154.11
XIV.	Other expenditure*		29,499.94	27,291.39
	Total		**176,605.07**	**152,269.34**

^ *Includes commission expenses and change in valuation of liability in respect of insurance policies.*

* *Includes professional fees, commission to sales agents, card and merchant acquiring expenses and system management fees.*


SCHEDULE 17 – Significant accounting policies appended to and forming part of the consolidated financial statements for the year ended March 31, 2025

A. Background

HDFC Bank Limited ('HDFC Bank' or the 'Bank' or 'the Holding Company'), incorporated in Mumbai, India is a publicly held banking company. The Bank is governed by the Banking Regulation Act, 1949 and the Companies Act, 2013. The Bank together with its subsidiaries is engaged in providing a range of banking and financial services, including retail banking, wholesale banking, treasury operations, insurance, asset management, stock broking and other financial services business. The Bank has overseas branch operations in Bahrain, Hong Kong, Dubai, Singapore and an Offshore Banking Unit at International Financial Service Centre (IFSC), GIFT City, India. These consolidated financial statements have been prepared by giving effect to the Scheme referred to in Schedule 18(1) from July 01, 2023 onwards.

B. Principles Of Consolidation

The consolidated financial statements comprise the financial statements of the Bank and its subsidiaries constituting the 'Group'. The Bank consolidates its subsidiaries in accordance with Accounting Standard AS-21, Consolidated Financial Statements, specified under Section 133 of the Companies Act, 2013, on a line-by-line basis by adding together the like items of assets, liabilities, income and expenditure, after elimination of intra-group transactions and intra-group balances, except for equity investment held in group entities through policyholder's funds. Capital reserve / goodwill on consolidation represent the difference between the Group's share in the net worth of the subsidiary and the cost of acquisition at the time of making the investment in / acquisition of the subsidiary. Minority interest representing the part of net results of operations and of the net assets of subsidiary, attributable to interests not owned directly or indirectly through subsidiaries, is presented separately from liabilities and equity.

The Group does not consolidate entities where the control / significant influence is intended to be temporary or entities which operate under severe long-term restrictions that impair their ability to transfer funds to parent / investing entity or where the objective of control is not to obtain economic benefit from their activities. For certain investments, even though the shareholding may be below 20%, the Group may be eligible for nominee directors in the investee company. Such investments are considered to be at par with other companies where investment may be bought and sold depending upon market condition. Right to appoint nominee director in the investee companies with protective rights, as such does not result in control or significant influence on such companies.

The consolidated financial statements present the accounts of HDFC Bank Limited with its following subsidiaries:

Name	Relation	Country of incorporation	Ownership interest %	
			March 31, 2025	March 31, 2024
HDFC Life Insurance Company Limited (HLIC)	Subsidiary	India	50.32%	50.37%
HDFC Pension Fund Management Limited	HLIC's subsidiary	India	100.00%	100.00%
HDFC International Life and Re Company Limited	HLIC's subsidiary	Dubai	100.00%	100.00%
HDFC Asset Management Company Limited (AMC)	Subsidiary	India	52.47%	52.55%
HDFC AMC International (IFSC) Limited	AMC's Subsidiary	India	100.00%	100.00%
HDFC Trustee Company Limited	Subsidiary	India	100.00%	100.00%
HDFC Sales Private Limited	Subsidiary	India	100.00%	100.00%
HDFC Capital Advisors Limited	Subsidiary	India	89.34%	89.00%
HDFC ERGO General Insurance Company Limited	Subsidiary	India	50.33%	50.48%



Name	Relation	Country of incorporation	Ownership interest %	
			March 31, 2025	March 31, 2024
Griha Investments	Subsidiary	Mauritius	100.00%	100.00%
Griha Pte Limited	Subsidiary	Singapore	100.00%	100.00%
HDFC Securities Limited (HSL)	Subsidiary	India	94.55%	95.13%
HDFC Securities IFSC Limited (w.e.f. 01.10.2024)	HSL's Subsidiary	India	100.00%	-
HDB Financial Services Limited	Subsidiary	India	94.32%	94.64%
HDB Employee Welfare Trust	*	India	*	*

* HDB Employee Welfare Trust, a trust established for providing general welfare measures such as medical relief and educational assistance to the employees of the Bank and their dependents has been consolidated.

The financial statements of certain subsidiaries are prepared in accordance with notified Indian Accounting Standards ('Ind AS') or applicable local generally accepted accounting principles. The financial statements of such subsidiaries used for consolidation are special purpose financial information prepared in accordance with Generally Accepted Accounting Principles in India ('GAAP') specified under Section 133 of the Companies Act, 2013 read together with the Companies (Accounts) Rules, 2014 and the Companies (Accounting Standards) Rules, 2021.

The Bank had not consolidated its subsidiaries viz. HDFC Credila Financial Services Limited ('HDFC Credila') and HDFC Education and Development Services Private Limited ('HEADS') under AS-21 as the control of these subsidiaries was intended to be temporary (as directed by RBI) on the date of their acquisition. Subsequently, the Bank had diluted its holding in HDFC Credila to 9.99% as on March 31, 2024 and entire stake in HEADS is divested during the year ended March 31, 2025.

The audited special purpose financial information of foreign subsidiaries used in consolidation are drawn up to the same reporting date as that of the Group.

C. ACCOUNTING METHODOLOGY

The consolidated financial statements have been prepared and presented under the historical cost convention and accrual basis of accounting, unless otherwise stated and are in accordance with Generally Accepted Accounting Principles in India ('Indian GAAP'), statutory requirements prescribed under the Third Schedule of the Banking Regulation Act, 1949, directions, circular, notifications and the guidelines issued by the Reserve Bank of India (RBI) ('RBI Guidelines'), Securities and Exchange Board of India ('SEBI'), Insurance Regulatory and Development Authority of India ('IRDAI') from time to time, Accounting Standards ('AS') specified under Section 133 of the Companies Act, 2013 read together with the Companies (Accounts) Rules, 2014 and the Companies (Accounting Standards) Rules, 2021, as applicable to relevant entities and practices generally prevalent in the banking industry in India. In case the accounting policies followed by a subsidiary is different from those followed by the Bank, the same have been disclosed separately.

Use of estimates

The preparation of consolidated financial statements in conformity with Indian GAAP requires the management to make estimates and necessary assumptions in the reported amounts of assets and liabilities (including contingent liabilities) as at the date of the consolidated financial statements and the reported income and expenses for the reporting year. Management believes that the estimates used in the preparation of the consolidated financial statements are prudent and reasonable. Actual results could differ from these estimates. The impact of any revision in the accounting estimates is recognised prospectively from the period of change.

D. SIGNIFICANT ACCOUNTING POLICIES

1. Investments

Bank

The RBI, vide its master direction dated September 12, 2023, issued revised norms for the classification, valuation and operation of investment portfolio of banks, which became applicable from April 01, 2024 (here in after referred as 'revised norms on investments').


Classification:

In accordance with the revised norms on investments, investments are classified on the date of purchase into "Held to Maturity" ('HTM'), "Available for Sale" ('AFS') and "Fair value through Profit and Loss" ('FVTPL') categories (hereinafter called "categories"). "Held for Trading" ('HFT') is a separate investment sub-category within FVTPL. All investments in subsidiaries, associates and joint ventures are categorised in a distinct category Group companies ("Group cos"). Under each of these categories, investments are further classified under six groups (hereinafter called "groups") - Government Securities, Other Approved Securities, Shares, Debentures and Bonds, Investments in Subsidiaries / Joint Ventures and Other Investments.

Hitherto, investments were classified on the date of purchase into "Held for Trading" ('HFT'), "Available for Sale" ('AFS') and "Held to Maturity" ('HTM') categories (hereinafter called "categories"). Subsequent shifting amongst the categories was done in accordance with the RBI guidelines. Under each of these categories, investments were further classified into six groups (hereinafter called "groups"), Government securities, Other approved securities, Shares, Debentures and Bonds, Investments in subsidiaries / Joint Ventures and Other Investments.

Purchase and sale transactions in securities are accounted on settlement date except in the case of equity shares which are accounted on trade date.

Basis of classification:

Investments which the Bank intends to hold till maturity and contractual terms there of gives rise to cash flows that are solely payment of principal and interest on principal outstanding (SPPI) are classified under HTM category. All investments in subsidiaries / associates / joint ventures are classified under the category of Group Companies (Group cos). Investments which the Bank acquires with an objective that is achieved by both collecting contractual cashflows and selling securities and where the contractual terms of the investment meet the SPPI criterion are classified under AFS category. Investments not classified in any of the above categories are classified under FVTPL category. HFT, which is a sub-category of FVTPL consists of all instruments that meet the specifications for HFT instruments prescribed by the RBI.

Hitherto, investments which the Bank intended to hold till maturity were classified under HTM category and investments that were held for resale within 90 days from the date of purchase were classified under HFT. Investments which were not classified in either of the above categories were classified under AFS category.

Acquisition cost:

Costs, including brokerage and commission paid at the time of acquisition of investments and broken period interest on debt instruments, are recognised in the Consolidated Profit and Loss Account and are not included in the cost of acquisition.

Valuation:

In accordance with the revised norms on investments,

- Investments classified under FVTPL and AFS categories are fair valued individually. Net gain or loss arising on such valuation of FVTPL category is directly taken to the Consolidated Profit and Loss Account. The net appreciation or depreciation (adjusted for the effect of applicable taxes, if any) in AFS Category is directly taken to AFS reserve without routing through the Consolidated Profit & Loss Account. Hitherto, investments classified under AFS and HFT categories were marked to market individually, and depreciation / appreciation was aggregated for each group. Net depreciation, if any, compared to the acquisition cost, in any of the six groups, was charged to the Consolidated Profit and Loss Account and net appreciation, if any, in any of the six groups was not recognised except to the extent of depreciation provided earlier.

- Quoted investments are valued based on the trades / quotes on the recognised stock exchanges or prices published by Financial Benchmarks India Private Limited (FBIL) or Fixed Income Money Market and Derivatives Association (FIMMDA). Investments denominated in foreign currencies are valued based on the prices provided by market information providers such as Bloomberg, Refinitiv, etc.

- Unquoted Government of India securities, state government securities and special bonds such as oil bonds, fertilizer bonds etc. issued by the Government of India are valued as per the prices published by FBIL. The valuation of other unquoted fixed income

securities (viz. other approved securities and bonds and debentures), and preference shares, is done with appropriate mark-up, i.e., applicable FIMMDA published credit spreads over the Yield to Maturity (YTM) rates for Government of India securities as published by FBIL.

- Unquoted equity shares are valued at the break-up value, ascertained from the company's latest balance sheet. The date as on which the latest balance sheet is drawn up does not precede the date of valuation by more than 18 months. In case the latest audited balance sheet is not available or is more than 18 months old, the shares are valued at ₹ 1 per company.

- Units of mutual funds are valued at the latest Net Asset Value (NAV) declared by the mutual fund.

- Treasury bills, commercial papers and certificate of deposits being discounted instruments, are valued at carrying cost.

- Investments in Security Receipts (SRs) and unquoted units of Infrastructure Investment Trust (InvIT) are valued as per the net asset value provided by the issuing Asset Reconstruction Company and InvIT respectively.

- Investments in unquoted units of Alternative Investment Fund (AIF) are valued at NAV provided by the AIF based on its financial statements. Where an AIF fails to carry out and disclose the valuation of its investments by an independent valuer as per the frequency mandated by SEBI, the value of its units is treated as ₹ 1. In case AIF is not registered under SEBI (Alternative Investment Fund) Regulation, 2012, and the latest disclosed valuation of its investments by an independent valuer precedes the date of valuation by more than 18 months the value of its units is treated as ₹ 1.

- Pass Through Certificates (PTCs) including Priority Sector-PTCs are valued by using FIMMDA credit spreads as applicable for the NBFC category, based on the credit rating of the respective PTC over the YTM rates for Government of India securities published by FBIL.

- Investments classified under HTM and Group Cos. category are carried at their acquisition cost and not marked to market. Any diminution, other than temporary, in the value of investments in HTM and Group Cos. category is provided for. Hitherto, any premium on investments classified under HTM category, was amortised over the remaining maturity period of the security on a constant yield-to-maturity basis.

- For all debt securities meeting SPPI criteria (except short sale securities), any discount or premium on acquisition is accreted or amortised over the remaining maturity period of the security on a constant yield to maturity basis. Such accretion or amortisation of discount or premium is classified under interest income from investments.

- The investment portfolio is categorised into three fair value hierarchies viz. Level 1, Level 2, and Level 3:

  ‣ Level 1 Financial Instruments are valued with inputs such as quoted prices in active markets for identical instruments.

  ‣ Level 2 Financial Instruments are valued with inputs other than quoted prices, that are observable for asset or liability either directly or indirectly.

  ‣ Level 3 Financial Instruments are valued using unobservable inputs.

- All investments are measured at fair value on initial recognition. Unless facts and circumstances suggest that the fair value is materially different from the acquisition cost, it is presumed that the acquisition cost is the fair value. In case of Level 1 and Level 2 instruments, when acquisition cost is not equal to fair value, any Day 1 gain / loss is recognised in the Consolidated Profit and Loss Account. In case of Level 3 instruments, any Day 1 loss is recognised immediately in the Profit and Loss Account whereas any Day1 gain is deferred. In case of Level 3 debt instruments, the Day 1 gain is amortized on a straight-line basis up to the maturity date (or earliest call date for perpetual instruments), while for unquoted Level 3 equity instruments, the gain is set aside as a liability until the security is listed or derecognised.


- Non-performing investments (NPIs) are identified, and provision is made thereon based on the RBI guidelines. Provision for NPIs is not set-off against appreciation in respect of performing investments. Appreciation, if any, in the value of a NPI is not recognised. Income on NPIs is not recognised until received.

Disposal of investments:

In accordance with the revised norms on investments, Profit / Loss on sale of investments under the aforesaid categories is recognised in the Consolidated Profit and Loss Account except for equity instruments designated under AFS at the time of initial recognition, in respect of which the gains and losses are transferred from AFS Reserve to the Capital Reserve. Hitherto, entire Profit / Loss on sale of investments, were recognised in the Consolidated Profit and Loss Account.

Cost of investments is determined based on the weighted average cost method. The profit from sale of investment under HTM and Group Cos. categories, net off taxes and transfer to statutory reserve is appropriated from the Profit and Loss Account to "Capital Reserve", in accordance with RBI guidelines.

Short sale:

The Bank undertakes short sale transactions in Central Government dated securities in accordance with the RBI guidelines. The short position is categorised under HFT and netted off from investments in government securities. The short position along with other government securities under HFT portfolio is marked to market and the resultant MTM profit or loss, is taken to the Consolidated Profit and Loss Account. Profit / Loss on short sale is recognised on settlement date.

Life Insurance

Investments are made in accordance with the Insurance Act, 1938 (amended by the Insurance Laws (Amendment) Act, 2015), the IRDAI (Investment) Regulations, 2016, and various other circulars / notifications issued by the IRDAI in this context from time to time. Investments are recognised at cost on the date of purchase, which include brokerage and taxes, if any, but exclude interest accrued (i.e. since the previous coupon date) as on the date of purchase.

Classification and valuation of investment (other than linked business) is done on the following basis:

Investments are classified under six groups (hereinafter called "groups") – Government Securities, Other Approved Securities, Shares, Debentures and Bonds, Investments in Subsidiaries / Joint Ventures and Other Investments. Purchase and sale transactions in securities are accounted on trade date. Securities lent under the Securities Lending and Borrowing scheme (SLB) continue to be recognised as investments since all the associated risks and rewards of these securities are retained.

a) Debt securities

Debt securities, including Government Securities are considered as "held to maturity" and accordingly valued at historical cost, subject to amortisation of premium or accretion of discount, if any, over the period of maturity / holding on a straight-line basis.

Money market instruments like Commercial Papers, Certificate of Deposit, Treasury Bills (T-Bills) and Tri-Party Repo (TREPS) are valued at historical cost, subject to amortisation of premium or accretion of discount over the period of maturity / holding on a straight-line basis. Fixed Deposits and Reverse Repo are valued at cost.

Investments in Alternative Investment Fund (AIF) and Security Receipts are valued at cost, subject to provision for diminution, if any, in the value of such investments determined separately for each individual investment.

b) Equity shares, Equity Exchange Traded Funds (ETFs), Infrastructure Investment Trusts (InvITs), Real Estate Investment Trusts (REITs) and Additional Tier I Bonds (AT1 Bonds).

Listed equity shares, equity ETFs, InvITs and REITs are valued at fair value, being the last quoted closing price on the primary exchange as at the Balance Sheet date. In case, the equity shares and equity ETFs, InvITs and REITs are not traded on the primary exchange on the Balance Sheet date, the closing price on the secondary exchange is considered. If the equity shares are not traded on any exchange on the Balance Sheet date, then the price at which the equity shares are traded on the earliest previous day is considered for valuation, provided such previous day price is not more than 30 days prior to the Balance Sheet date.

In case the equity ETFs, InvITs and REITs are not traded either on the primary or the secondary exchange on the Balance Sheet date, then the equity ETFs are valued at the latest available Net Asset Value (NAV) and in case of InvITs and REITs where the market quote is not available for the last 30 days, the InvITs and REITs are valued at the latest NAV (not more than 6 months old) as published by the Infrastructure Investment Trust / Real Estate Trusts.

The AT1 Bonds are valued at market value, using applicable market yields published by SEBI registered rating agency Credit Rating Information Services of India Limited ('CRISIL'), using Bond Valuer at deemed maturity date of 100 years from the date of issue.

Unrealised gains or losses arising due to changes in fair value are recognised under the head 'Reserves and Surplus' under "Other reserves" in the Consolidated Balance Sheet. Such reserve will not be available for distribution.

Unlisted equity shares, listed equity shares and unlisted equity warrants that are not regularly traded in active markets and which are classified as "thinly traded" as per the SEBI guidelines governing mutual funds for valuation of thinly traded securities are valued at historical cost, subject to provision for diminution, if any, in the value of such investments determined separately for each individual investment. Listed equity ETFs that are not regularly traded in the active markets, and which are classified as "thinly traded" as per the aforesaid SEBI guidelines are valued at the latest available NAV.

Bonus entitlements are recognised as investments on the 'ex-bonus date'. Right entitlements are accrued and recognised on the date the original share (on which the right entitlement accrues) are traded on the stock exchange on an 'ex-rights date'.

c) Preference Shares

Redeemable preference shares are considered as "held to maturity" and accordingly valued at historical cost, subject to amortisation of premium or accretion of discount.

Listed preference shares other than redeemable preference shares are valued at fair value, being the last quoted closing price on the primary exchange at the Balance Sheet date. In case, the preference shares are not traded on the primary exchange on the Balance Sheet date, the closing price on the secondary exchange is considered.

If preference shares are not traded either on any exchange on the Balance Sheet date, then the price at which the preference shares are traded on the earliest previous day is considered for valuation, provided such previous day price is not more than 30 days prior to the Balance Sheet date.

Unrealised gains or losses arising due to changes in fair value are recognised under the head 'Reserves and Surplus' under "Other reserves" in the Consolidated Balance Sheet.

Unlisted preference shares (other than redeemable preference shares) and listed preference (other than redeemable preference) shares that are not regularly traded in active markets and which are classified as "thinly traded" as per the aforesaid SEBI guidelines are valued at historical cost, subject to provision for diminution in the value, if any, of such investments determined separately for each individual investment.

d) Mutual fund

Mutual fund units held at the Balance Sheet date are valued at previous business day's Net Asset Value (NAV) per unit. Unrealised gains or losses arising due to changes in the fair value of mutual fund units are recognised under the head 'Reserves and Surplus' under "Other reserves" in the Consolidated Balance Sheet.

Classification and valuation of investment (linked business) is done on the following basis.

a) Debt Securities

Debt securities, including Government Securities are valued at market value, using CRISIL Bond Valuer / CRISIL Gilt Prices, as applicable.

Money market instruments like Commercial Papers, Certificate of Deposits, Treasury Bills (T-Bills) and Tri-Party Repo (TREPS) are valued at historical cost, subject to amortisation of premium or accretion of discount over the period of maturity / holding on a straight-line basis.

Fixed Deposits and investment in Reverse Repo are valued at cost.


Unrealised gains or losses arising on valuation of debt securities are accounted for in the Consolidated Profit and Loss Account.

Securities with call options are valued at the lower of the values as obtained by valuing the security to the final maturity date or to the call option date by using the benchmark rate based on the matrix released by CRISIL on daily basis. In case there are multiple call options, the security is valued at the lowest value obtained by valuing the security to the various call dates or to the final maturity date. Securities with put options are valued at the higher of the value as obtained by valuing the security to the final maturity date or to the put option date by using the benchmark rate based on the matrix released by CRISIL on daily basis. In case there are multiple put options, the security is valued at the highest value obtained by valuing the security to the various put option dates or to the final maturity date. Tier II Bonds are valued at their maturity date through bond valuer.

Securities with both put and call options on the same day are deemed to mature on the put and call option day and would be valued on a yield to maturity basis, by using the benchmark rate based on the matrix released by CRISIL on daily basis.

b) Equity shares, Equity Exchange Traded Funds (ETFs), Infrastructure Investment Trusts (InvITs), Real Estate Investment Trusts (REITs), Additional Tier I Bonds (AT1 Bonds) and Preference shares.

Listed equity shares, equity ETFs, preference shares, Infrastructure Investment Trusts (InvITs) and Real Estate Investment Trusts (REITs) are valued and stated at fair value, being the last quoted closing price on the primary exchange at the Balance Sheet date. In case, the equity shares, equity ETFs, InvITs and REITs are not traded on the primary exchange on the Balance Sheet date, the closing price on the secondary exchange is considered.

If equity shares / preference shares are not traded either on NSE or BSE on the Balance Sheet date, then the price at which the equity shares / preference shares are traded on the earliest previous day is considered for valuation, provided such previous day price is not more than 30 days prior to the Balance Sheet date.

In case the equity ETFs, InvITs and REITs are not traded either on NSE or BSE on the Balance Sheet date, then the equity ETFs are valued at the latest available NAV.

In case of InvITs and REITs where the market quote is not available for the last 30 days, the InvITs shall be valued at the latest NAV (not more than 6 months old) as published by the Infrastructure Investment Trust / Real Estate Trusts.

Unrealised gains or losses arising on such valuations are accounted for in the Consolidated Profit and Loss Account.

Listed equity shares that are not regularly traded in active markets, and which are classified as "thinly traded" as per the guidelines governing mutual funds for valuation of thinly traded securities laid down by SEBI, are valued at historical cost, subject to provision for diminution, if any, in the value of such investment determined separately for each individual investment.

Listed equity ETFs, InvITs and REITs that are not regularly traded in the active markets and which are classified as "thinly traded" as per the guidelines governing Mutual Funds for valuation of thinly traded securities laid down by SEBI, are valued at the latest available NAV.

Bonus entitlements are recognised as investments on the 'ex-bonus date'. Right entitlements are accrued and recognised on the date the original shares (on which the right entitlement accrues) are traded on the stock exchange on the 'ex-rights date'.

All unlisted redeemable preference shares are considered as held to maturity and stated at historical cost.

c) Mutual funds

Mutual fund units held at the Balance Sheet date are valued at previous business day's NAV per unit. Unrealised gains or losses arising due to change in the fair value of mutual fund units are recognised in the Consolidated Profit and Loss Account.

Impairment of Investments:

The life insurance entity periodically assesses at each Balance Sheet date whether there is any indication of impairment of investments or reversal of impairment loss earlier recognised. An impairment loss is accounted for as an expense in the Consolidated Profit and Loss Account to the extent of the difference between the re-measured fair value of the investments and its weighted acquisition cost as reduced by any earlier impairment

loss accounted for as an expense in the Consolidated Profit and Loss Account. Any reversal of impairment loss earlier recognised in Consolidated Profit and Loss Account, is accounted in the Consolidated Profit and Loss Account.

Purchase and sale transactions between unit linked funds:

The purchase and sale of equity, preference shares, ETFs, InvITs, REITs and Government Securities between unit linked funds is accounted for at the prevailing market price on the date of purchase or sale of investments, if prevailing market price of any security is not available on the date of transfer of investment, then the last available price is considered. In case of debt securities other than Government Securities, transfer of investments is accounted at previous day valuation price in accordance with IRDAI (Investment) Regulations, 2016.

General Insurance

Classification:

Investments are classified under six groups (hereinafter called "groups") – Government Securities, Other Approved Securities, Shares, Debentures and Bonds, Investments in Subsidiaries / Joint Ventures and Other Investments. Purchase and sale transactions in securities are accounted on trade date. Investments are recorded at cost, which include brokerage, taxes, if any, stamp duty and excludes broken period interest.

Valuation:

Investments are made and accounted in accordance with the Insurance Act, 1938, as amended by Insurance Laws (Amendment) Act, 2015, the Insurance Regulatory and Development Authority (Investment) Regulations, 2000, Insurance Regulatory and Development Authority of India (Actuarial, Finance and Investment Functions of Insurers) Regulations, 2024 as amended and various other circulars / notifications issued by the IRDAI in this context from time to time.

All debt securities excluding AT I Bonds, and non-convertible preference shares are stated at historical cost subject to amortisation of premium or accretion of discount on constant yield to maturity basis in the Consolidated Profit and Loss Account over the period of maturity / holding.

All mutual fund investments are valued at NAV as at reporting date.

Equity shares actively traded and convertible preference shares as at the reporting date are stated at fair value, being the last quoted closing price on the primary exchange i.e., NSE. However, in case of any stock not being listed on NSE, the same is valued based on the last quoted closing price on BSE. Investment in unlisted shares is stated at historical cost. AT I Bond Investments are fair valued at market yield rates published by rating agency registered with SEBI.

Any unrealized gains / losses arising due to change in fair value of mutual fund investments, listed equity shares and AT I Bonds are accounted in "Other reserves" and carried forward in the Consolidated Balance Sheet and is not available for distribution.

Pursuant to the provisions of IRDAI Circular, the Investment made by the general insurance entity, and fair value change account are bifurcated into Policyholders and Shareholders funds on notional basis.

The general insurance entity assesses whether any impairment has occurred on its investments at each reporting date. If any such indication exists, then carrying value of such investment is reduced to its recoverable amount / market value on the reporting date and the impairment loss is recognised in the Consolidated Profit and Loss Account. If at the reporting date, there is any indication that a previously assessed impairment loss no longer exists, then impairment loss earlier recognised in Consolidated Profit and Loss Account is reversed in Consolidated Profit and Loss Account and the investment is restated to that extent.

Other Subsidiaries

Classification:

With effect from April 01, 2024, investments are classified on the date of purchase into "Held to Maturity" ('HTM'), "Available for Sale" ('AFS') and "Fair value through Profit and Loss" ('FVTPL') categories, (hereinafter called "categories"). All investments in subsidiaries, associates and joint ventures are categorized in a distinct category - Group companies ("Group cos"). Under each of these categories, the investments are further classified under six groups (hereinafter called "groups") - Government Securities, Other Approved Securities, Shares,


Debentures and Bonds, Investments in Subsidiaries / Joint Ventures and Other Investments. Hitherto, investments were classified into long term and current investments in accordance with Accounting Standard 13 (AS-13) "Accounting for Investments".

Purchase and sale transactions in securities are accounted on settlement date except in the case of equity shares which are accounted on trade date.

Basis of classification:

Investments which the company intends to hold till maturity and where their contractual terms give rise to cash flows that are solely payment of principal and interest on principal (SPPI) outstanding are classified under HTM category. Investments which are acquired with an objective that is achieved by both collecting contractual cash flows and selling securities and where the contractual term of the investment gives rise to cash flows that are solely payment of principal and interest on principal outstanding are classified under AFS category. Investments not classified in either of the above categories are classified under FVTPL category. Hitherto, investments that were intended to be held for more than one year from the date on which the investments were made, were classified as long term investments and investments, which were intended to be held for less than one year from the date on which the investments were made, were classified as current investments.

Acquisition cost:

Transaction costs that are directly attributable to the acquisition of investment classified under HTM or AFS are added to the fair value of the investment on initial recognition. Transaction costs directly attributable to the acquisition of investments classified under FVTPL are recognised immediately in statement of Consolidated Profit and Loss Account.

Disposal of investments:

Profit / Loss on sale of investments under the aforesaid categories is recognised in the Consolidated Profit and Loss Account except for equity investment designated as AFS at the time of initial recognition wherein the gains and losses therefrom are transferred from AFS Reserve to the Capital Reserve.

Valuation:

- Initial Recognition: All investments are measured at fair value on initial recognition unless facts and circumstances suggest that the fair value is materially different from the acquisition cost.

- Subsequent Measurement: Investments classified under FVTPL and AFS categories are fair valued individually. Net gain or loss arising on such valuation of FVTPL category is directly credited or debited to the Consolidated Profit and Loss Account. The net appreciation or depreciation (adjusted for the effect of applicable taxes, if any) in AFS Category is directly credited or debited to AFS reserve without routing through the Consolidated Profit and Loss Account. Hitherto, current investments were valued at cost or market / fair value whichever was lower and Provision for diminution was recognised for a decline, if any, which was other than temporary in the value of long-term investments.

- Investment portfolio is categorised into three fair value hierarchies viz. Level 1, Level 2, and Level 3:

  ‣ Level 1 – the financial instruments are valued with inputs such as quoted prices in active markets for identical instruments.

  ‣ Level 2 – the financial instruments are valued with inputs other than quoted prices, that are observable for asset or liability either directly or indirectly.

  ‣ Level 3 – the financial instruments are valued using unobservable inputs.

- Investments classified under HTM and Group Cos. categories are carried at their acquisition cost and not marked to market. Any diminution, other than temporary, in the value of investments in HTM and Group Cos. category is provided for.

- For all debt securities meeting SPPI criteria, any discount or premium on acquisition is accreted or amortised over the remaining maturity period of the security.



2. Repurchase and reverse repurchase transactions:

Repurchase (Repo) and reverse repurchase (Reverse Repo) transactions are reported as borrowing and lending (lending above 14 days tenor reported as advances) respectively.

Borrowing cost on repo transactions is accounted as interest expense and revenue on reverse repo transactions is accounted as interest income.

3. Advances

Bank

Classification:

Advances are classified as performing and non-performing based on the RBI guidelines and are stated net of bills rediscounted, inter-bank participation with risk, specific loan loss provision, interest suspense for non-performing advances, claims received from Credit Guarantors, provision for funded interest term loan and provision for diminution in the fair value of restructured assets.

The Bank classifies its loans and investments, including overseas branches and overdues from crystallised derivative contracts, into performing assets and non-performing assets (NPAs) in accordance with RBI guidelines. Further, the NPAs are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by RBI. Non-performing assets are upgraded into standard as per the extant RBI guidelines.

Provisioning:

Specific loan loss provision in respect of non-performing advances is made based on management's assessment of the degree of impairment of advances, subject to the minimum provisioning prescribed by the RBI.

The specific loan loss provision for retail non-performing advances is also made based on the nature of product and delinquency levels.

Non-performing advances are written-off in accordance with the Bank's policy. Recoveries from bad debts written-off are included under other income.

Loans reported as frauds are classified as loss assets and fully provided for immediately without considering the value of security.

The Bank maintains general provision for standard assets including credit exposures computed as per the current marked to market values of interest rate and foreign exchange derivative contracts and gold. The Bank also maintains general provision for unhedged foreign currency exposures of borrowers, provision on loans to specific borrowers in specific stressed sectors, provision on exposures to step-down subsidiaries of Indian companies and provision on specified borrowers as prescribed by RBI. In the case of overseas branches, general provision on standard assets is maintained at the higher of the levels stipulated by the respective overseas regulator or RBI. The provision for standard assets is included under other liabilities.

In addition to the above, the Bank on a prudent basis makes provision on advances or exposures which are not NPAs but has reasons to believe on the basis of the extant environment or specific information or basis regulatory guidance / instructions, of a possible slippage of a specific advance or a group of advances or exposures or potential exposures. These are classified as contingent provisions and included under other liabilities.

Provision made in addition to the Bank's policy for specific loan loss provision for non-performing assets, possible slippage of specific exposures and regulatory general provision is categorised as floating provision. Creation of floating provision is considered by the Bank up to a level approved by the Board of Directors. Floating provisions are used only for contingencies under extraordinary circumstances and for making specific provisions for non-performing accounts. Floating provisions are included under other liabilities.

Further, to the provisions required to be held according to the asset classification status, provision is held for individual country exposures (other than for home country exposure). Countries are categorised into risk categories as per Export Credit Guarantee Corporation of India Limited ('ECGC') guidelines and provisioning is made in respect of that country where the net funded exposure is one percent or more of the Bank's total assets. Provision for country risk is included under other liabilities.

In accordance with the RBI guidelines on the prudential framework for resolution of stressed assets and the


resolution frameworks for COVID-19 related stress and its Board approved policy, the Bank has implemented resolution plans for eligible borrowers. The asset classification and necessary provision thereon is made in accordance with the said RBI guidelines. Restructured assets involving compromise settlements where the time for payment of the agreed settlement amount exceeds three months are classified and provided for in accordance with the guidelines issued by the RBI from time to time.

The restructured loans are upgraded into standard category as per the extant RBI guidelines. Further, in respect of restructuring of loans pertaining to projects under implementation, the asset classification and necessary provision thereon is made in accordance with the said RBI guidelines.

Non Banking finance companies

Classification:

Advances are classified as standard, sub-standard and doubtful assets as per the policy approved by the Board of the respective entity and as per RBI guidelines. The rates applied for making provisions on non-performing assets (NPA) are higher than those prescribed by the relevant RBI guidelines. Interest on non-performing assets is transferred to an interest suspense account and not recognised in the Consolidated Profit and Loss Account until received. Advances are recognised on disbursement of loan and in case of new asset financing on the transfer of ownership. The non-banking finance entity provides 0.40% on standard assets as stipulated by RBI guidelines. The NBFCs assesses all advances for their recoverability and accordingly recognises provision for non-performing and doubtful assets as per approved policies and guidelines. The non-banking finance entity ensures provisions made are not lower than as stipulated by RBI guidelines.

Loan origination costs:

Brokerage, commission, incentive to employee, etc. paid at the time of acquisition of loans are charged to expenses.

Life Insurance

Classification:

Advances are classified as performing and non-performing and are valued at historical cost and are stated net of loan loss provision.

Provisioning:

All assets where the interest and / or instalment of principal repayment remain overdue for more than 90 days at the Balance Sheet date are classified as non-performing assets (NPA) and provided for in the manner required by the IRDAI regulations on this behalf. In line with the guidelines on prudential norms for income recognition, asset classification, provisioning, and other related matters in respect of debt portfolio, life insurance entity has provided minimum percentage on the value of the standard assets. The provision for standard assets is included under other liabilities.

Non-performing advances are written-off in accordance with the policy as approved by the Board of life insurance entity. Recoveries from bad debts written-off are included under other income.

4. **Securitisation and transfer of assets**

Assets transferred through securitisation and direct assignment of cash flows are de-recognised in the Consolidated Balance Sheet when they are sold (true sale criteria being fully met with) and consideration is received. Sales / transfers that do not meet true sale criteria are accounted for as borrowings. For a securitisation or direct assignment transaction, the Group recognises profit upon receipt of the funds and loss is recognised at the time of sale. Unrealised gains, associated with expected future margin income is recognised in Consolidated Profit and Loss Account on receipt, after absorbing losses, if any.

On sale of stressed assets, if the sale is at a price below the net book value (i.e., funded outstanding less specific provisions held), the shortfall is charged to the Consolidated Profit and Loss Account and if the sale is for a value higher than the net book value, the excess provision is credited to the Consolidated Profit and Loss Account in the year when the sum of cash received by way of initial consideration and / or redemption or transfer of security receipts issued by Securitisation Company ('SC') / Reconstruction Company ('RC') exceeds the

net book value of the loan at the time of transfer. Where the sale consideration is comprised of only cash and SRs guaranteed by the Government of India, the excess provision is credited to the Consolidated Profit and Loss Account in the year of transfer.

In respect of stressed assets sold under an asset securitisation, where the investment by the Group in SRs issued against the assets transferred by it is more than 10 percent of such SRs, provisions held against outstanding SRs are higher of the provisions required in terms of net asset value declared by the SC / RC and provisions as per the extant norms applicable to the underlying loans, notionally treating the book value of these SRs as the corresponding stressed loans assuming the loans remained in the books of the Group.

The Group invests in PTCs issued by Special Purpose Vehicles (SPVs). These are accounted at acquisition cost and are classified as investments. The Group also buys loans through the direct assignment route which are classified as advances. PTCs are carried at acquisition cost unless it is more than the face value, in which case the premium is amortised based on effective interest rate method.

The Bank transfers advances through inter-bank participation with and without risk. In the case of participation with risk, the aggregate amount of the participation issued by the Bank is reduced from advances. In case where the Bank is assuming risk by participation, the aggregate amount of the participation is classified under advances. In the case of issue of participation certificate without risk, the aggregate amount of participation issued by the Bank is classified under borrowings and where the Bank is acquiring participation certificate, the aggregate amount of participation acquired is shown as due from banks under advances.

5. **Fixed assets and depreciation**

Fixed assets are stated at cost less accumulated depreciation as adjusted for impairment, if any. Cost includes cost of purchase and all expenditure like site preparation, installation costs and professional fees incurred on the asset before it is ready to use. Cost of an intangible asset includes purchase price, non-refundable taxes and duties and any other directly attributable expenditure on making the asset ready for its intended use and net of any trade discounts and rebates.

Subsequent expenditure incurred on assets put to use is capitalised only when it increases the future benefit / functioning capability from / of such assets.

Depreciation is charged over the estimated useful life of the fixed asset on a straight-line basis except for freehold land. The management believes that the useful life of assets assessed by the Group, pursuant to Part C of Schedule II to the Companies Act, 2013, taking into account changes in environment, changes in technology, the utility and efficacy of the asset in use, fairly reflects its estimate of useful lives of the fixed assets. The estimated useful lives of key fixed assets are given below:

Asset	Estimated useful life as assessed by the Group
Owned Premises	50 to 60 years
Automated Teller Machines (ATMs)	10 years
Electrical equipments and installations	6 to 10 years
Office equipments	3 to 10 years
Computers	2 to 5 years
Modems, routers, switches, servers, network and related IT equipments	3 to 6 years
Motor cars	4 to 8 years
Safe deposit lockers	21 years
Furniture and fittings	3 to 16 years
Salvaged vehicles	5 years
Computer software licenses	3 to 5 years
Electronic trading platform (Website)	5 years
Bombay Stock Exchange card	10 years

- Leasehold land is depreciated over the period of lease.

- Improvements to leasehold premises are amortised over the remaining period of lease for other than Asset Management entity. In case of Asset Management entity, amortisation is made over the lease term or 5 years, whichever is less.

- Software and system development expenditure is amortised over a period upto 5 years.

- Point of Sales (PoS) terminals (including sound box) are depreciated over a period of 4 years.

- For assets purchased and sold during the year, depreciation is provided on pro-rata basis.


- Whenever there is a revision of the estimated useful life of an asset, the unamortised depreciable amount is charged over the revised remaining useful life of the said asset.

- Profit on sale of immovable property net of taxes and transfer to statutory reserve, are transferred to capital reserve by the Bank.

- Assets (other than PoS terminals) costing less than ₹ 5,000 individually are fully depreciated in the year of purchase except general insurance entity.

- Goodwill generated through amalgamation / acquisition of rights to operate, administer and manage the mutual fund schemes has been amortized equally over a period of 10 years by Asset Management entity.

6. **Non-Banking Assets**

Non-Banking Assets (NBAs) acquired in satisfaction of claims are carried at lower of net book value or net realizable value.

7. **Impairment of assets**

The Group assesses at each Balance Sheet date whether there is any indication that an asset may be impaired. Impairment loss, if any, is provided to the extent the carrying amount of assets exceeds their estimated recoverable amount.

8. **Unclaimed amount of policyholders**

Life Insurance

Assets held for unclaimed amount of policyholders are created and maintained in accordance with the requirement of Master circular on Unclaimed Amount of Policyholders and Investment Regulations, 2016 as amended from time to time.

a) Unclaimed amount of policyholder's liability is determined on the basis of NAV of the units outstanding as at the valuation date and is disclosed in "Other liabilities and provisions" in the Consolidated Balance Sheet.

b) The life insurance entity maintains a single segregated fund to manage all unclaimed amounts and the sum of such fund is invested in money market instruments, liquid mutual funds and / or fixed deposits of scheduled banks which is valued at historical cost, subject to amortisation of premium or accretion of discount over the period of maturity / holding on a straight-line basis. Such assets of unclaimed amount of policyholders is disclosed in "Other assets" in Consolidated Balance Sheet.

c) Income on unclaimed amount of policyholders is accreted to respective unclaimed fund and is accounted for on an accrual basis, net of fund management charges.

d) Amounts remaining unclaimed for a period of 10 years as on 30th September every year along with all respective accretions to the fund are deposited into the Senior Citizen Welfare Fund (SCWF) as per requirement of IRDAI regulations.

General insurance

Unclaimed amounts may arise in respect of premium due for refund and indemnity claims. Income earned on unclaimed amounts is accreted and accounted on an accrual basis. After 10 years, the unclaimed amounts and their accretions are deposited into the Senior Citizen Welfare Fund as per IRDAI regulations.

9. **Translation of foreign currency items**

Foreign currency income and expenditure items of domestic operations are translated at the exchange rates prevailing on the date of the transaction. Income and expenditure items of integral foreign operations (representative offices) are translated at the weekly average closing rates and of non-integral foreign operations (foreign branches and offshore banking units) and foreign subsidiaries at the average closing rates.

Outstanding foreign currency monetary assets and liabilities of domestic and integral foreign operations are translated at the closing exchange rates notified by Foreign Exchange Dealers' Association of India (FEDAI) and RBI in case of Bank and subsidiaries, respectively, as at the Balance Sheet date and the resulting net revaluation profit or loss is recognised in the Consolidated Profit and Loss Account.

Both monetary and non-monetary foreign currency assets and liabilities of non-integral foreign operations / subsidiaries are translated at closing exchange rates

at the Balance Sheet date and the resulting profit / loss arising from exchange differences are accumulated in the Foreign Currency Translation Reserve until disposal of the non-integral foreign operations in accordance with AS-11, The Effects of Changes in Foreign Exchange Rates and the extant RBI guidelines.

Foreign currency denominated contingent liabilities on account of foreign exchange and derivative contracts, guarantees, letters of credit, acceptances and endorsements are translated at closing rates of exchange notified by FEDAI and RBI in case of Bank and subsidiaries, respectively, as at the Balance Sheet date.

10. Foreign exchange and derivative contracts

Foreign exchange spot and forward contracts, outstanding as at the Balance Sheet date and held for trading, are revalued at the closing spot and forward rates respectively as notified by FEDAI and at interpolated rates for contracts of interim maturities. The USD-INR exchange rate for valuation of contracts having longer maturities i.e., greater than one year, is derived using the USD-INR spot rate as well as relevant INR yield curve and USD yield curve. For other currency pairs and non-deliverable contracts, the forward points (for rates / tenors not published by FEDAI) are obtained / derived basis data published by Refinitiv or Bloomberg for valuation of the contracts. Valuation is considered on present value basis. For this purpose, the forward profit or loss on the contracts are discounted to the valuation date using the discounting yields. The resulting profit or loss on valuation is recognised in the Consolidated Profit and Loss Account. Marked to market value of foreign exchange contracts are classified as assets when the fair value is positive or as liabilities when the fair value is negative.

The Group recognises all derivative contracts at fair value, on the date on which such derivative contracts are entered into and are re-measured at fair value as at the Balance Sheet date. Marked to market values of such derivatives are classified as assets when the fair value is positive or as liabilities when the fair value is negative.

The Group as part of its risk management strategy, makes use of derivative instruments, including foreign exchange forward contracts, interest rate derivative contract for hedging the risk embedded in some of its financial assets or liabilities recognised on the Consolidated Balance Sheet. The Group identifies the hedged item (asset or

liability) at the inception of the transaction itself. Hedge effectiveness is ascertained at the time of the inception of the hedge and at the reporting date thereafter.

Foreign exchange forward contracts and Principal only swaps (POS) not intended for trading, that are entered into to establish the amount of reporting currency required or available at the settlement date of a transaction, and are outstanding at the Balance Sheet date, are accounted in accordance with AS-11. Accordingly, such contracts are not marked to market and only translated at spot rate. The premium or discount arising at the inception of such forward exchange contract is amortised on a straight-line basis as expense or income over the life of the contract. The interest income / expense on such POS transaction is accounted on accrual basis.

In case of a fair value hedge, the changes in the fair value of the hedging instruments and hedged items are recognised in the Consolidated Profit and Loss Account and in case of cash flow hedges, the changes in fair value of effective portion are recognised in Reserves and Surplus under 'Cash flow hedge reserve' and ineffective portion of an effective hedging relationship, if any, is recognised in the Consolidated Profit and Loss Account. The accumulated balance in the cash flow hedge reserve, in an effective hedging relationship, is recycled in the Consolidated Profit and Loss Account at the same time that impact from the hedged item is recognised in the consolidated Profit and Loss Account.

In relation to derivative contracts with non-performing borrowers, the Group makes provision for the entire amount of overdue and future receivables relating to positive marked to market value of the said derivative contracts.

Further, in addition to above, the Life Insurance entity accounts the Interest rate derivative contracts for hedging of highly probable forecasted transactions on insurance contracts and investment cash flows in life, pension and annuity business, in the manner specified in accordance with 'Guidance Note on Accounting for Derivative Contracts (Revised 2021)' issued by the ICAI and IRDAI Investment Master Circular.


11. Revenue recognition

a. Banking:

- Interest income is recognised in the Consolidated Profit and Loss Account on an accrual basis, except in the case of non-performing assets which is recognised when realised.

- Interest income on investments in PTCs and loans bought out through the direct assignment route is recognised at their effective interest rate.

- Income on non-coupon bearing discounted instruments is recognised over the tenor of the instrument on a constant yield basis.

- Dividend on equity shares and preference shares is recognised as income when the right to receive the dividend is established.

- Income from units of mutual funds / AIF is recognised on cash basis.

- Loan processing fee is recognised as income when due. Syndication / Arranger fee is recognised as income when a significant act / milestone is completed.

- Gain / loss on sell down of loans is recognised in line with the extant RBI guidelines.

- Guarantee commission, commission on letter of credit, annual locker rent fees and annual fees for credit cards are recognised on a straight-line basis over the period of contract. Other fees and commission income are recognised when due, where the Bank is reasonably certain of ultimate collection.

- Fees paid / received for priority sector lending certificates (PSLC) is recognised on straight-line basis over the period of the certificate.

b. Life Insurance:

- Premium income from non-linked business including rider premium (net of Goods & Services Tax) is accounted for when due from the policyholders. In case of linked business, premium income is accounted for when the associated units are created. Premium on lapsed policies is accounted for as income when such policies are reinstated. Premium for products having regular premium paying plans with limited and / or predetermined policy term is considered as regular premium. Premium on products other than as mentioned above is considered as single premium. Top up premium is considered as single premium.

- Gross reinsurance premium written comprise the total premiums receivable for the whole period of cover provided by contracts entered into during the year and are recognised on the date on which the cover commences in the Consolidated Profit and Loss Account. Premiums include any adjustments arising in the year for premiums receivable in respect of business written in prior years.

- Income from linked policies, which includes fund management charges, policy administration charges, mortality charges and other charges, wherever applicable, is recovered from the linked funds in accordance with the terms and conditions of the policies and is accounted for as income when due.

- Interest income on policy reinstatement is accounted for on received basis. Interest income on investments and policy loans is accounted for on an accrual basis. Amortisation of premium or accretion of discount computed at the time of purchase of debt securities is recognised over the remaining period of maturity / holding on a straight-line basis.

- Fees received on lending of equity shares under Securities Lending and Borrowing scheme (SLB) is recognised as income over the period of the lending on a straight-line basis.

- Profit or loss on sale / redemption of equity shares / Equity Exchange Traded funds (ETFs), Infrastructure Investment Trusts (InvITs), Real Estate Investments Trusts (REITs), preference shares and units of mutual fund is calculated as the difference between sale proceeds / redemption proceeds net of sale expenses and the weighted average book value as on date of sale. In case of other than linked business, profit or loss on sale / redemption of equity shares / equity ETFs, InvITs, REITs, preference shares, AT I Bonds and units of mutual fund includes the accumulated changes in the fair

value previously recognised under "other reserves" in the Consolidated Balance Sheet.

- In case of linked business, profit or loss on sale / redemption of debt securities is calculated as the difference between net sale proceeds / redemption proceeds and the weighted average book cost. In case of other than linked business, profit or loss on sale / redemption of debt securities is calculated as the difference between sales proceeds / redemption proceeds net of sale expenses and the weighted average amortised cost.

- Dividend income is accounted for on "ex-dividend" date in case of listed equity and preference shares and in case of unlisted equity and preference shares, when the right to receive dividend is established.

c. General insurance:

- Premium including reinsurance accepted (net of Goods & Services Tax) is recognised as income over the contract period or period of risk, as appropriate, after adjusting for unearned premium (unexpired risk). Any subsequent revisions to or cancellations of premiums are accounted for in the period in which they occur. Instalment cases are recorded on instalment due dates. In case of long-term policies, premium collected at the time of sale for the entire policy duration, is recognised on a yearly basis i.e. on '1/n' basis where 'n' is the policy duration, in terms of IRDAI Master Circular on Actuarial, Finance and Investment Functions of Insurers dated May 17, 2024. Commission on reinsurance ceded is recognised as income on ceding of reinsurance premium as per treaty terms. Profit commission under reinsurance treaties, wherever applicable, is recognised in the year of final determination of the profits and as intimated by the Reinsurer.

- Interest income from investments is recognised on an accrual basis. Accretion of discount and amortisation of premium relating to debt securities is recognised over the holding / maturity period on a constant yield to maturity basis.

- The net realised gains or losses on the debt securities are the difference between the net sale consideration and the amortised cost, which is computed on a weighted average basis, as on the date of sale. In case of listed equity shares / mutual

fund units, the profit or loss on sale of investment includes the accumulated changes in the fair value previously recognised under "Other reserves". The difference between the acquisition price and the maturity value of treasury bills is recognised as income in the Consolidated Profit and Loss Account, as the case, may be, over the remaining term of these instruments on a yield to maturity basis. Sale consideration for the purpose of realised gain / loss is net of brokerage and taxes, if any, and excludes interest received on sale.

- Dividend on equity and preference shares is recognised as income when the right to receive the dividend is established.

d. Asset Management:

- Investment management fees, portfolio management fees and other advisory fees are recognised on an accrual basis.

- Interest income is recognised using constant yield to maturity basis.

- Gains / losses on sale of investments are recognised in the Consolidated Profit and Loss Account. Profit / loss on sale of investments is determined on a weighted average cost basis.

- Income from Investment in VCF / AIF is recognised on the basis of income distribution by the respective VCF / AIF.

- Dividend is recognised as income when the right to receive the dividend is established.

e. Stock Broking:

- Income from services rendered as a broker is recognised upon rendering of the services.

- Fees for subscription based services are received periodically but are recognised as earned on a pro-rata basis over the term of the contract.

- Commissions from distribution of financial products are recognised upon allotment of the securities to the applicant or as the case may be, issue of the insurance policy to the applicant.


- Interest income is recognised on a time proportion basis taking into account the amount outstanding from customers or on the financial instrument and the rate applicable.

- Dividend income is recognised when the right to receive the dividend is established.

f.   Others:

- Commission, brokerage, trusteeship, management / performance fees, consultancy fees and other service charges are recognised on an accrual basis upon rendering of services to the extent that it is probable that the economic benefits will flow to the Group and that the revenue can be reliably measured regardless of when the payment is being made.

- Dividend income is accounted for when the right to receive the income is established. Dividends from units of mutual funds, where received, are accounted on receipt of such amounts.

- Interest income (net of amortized premium / accreted discount, if any) is recognised on a time proportion basis.

- Gains or losses arising from disposal of fixed assets are measured as the difference between the net disposal proceeds and carrying amount of the asset and is recognised in the Consolidated Profit and Loss Account when the asset is disposed.

- In case of pension business, point of presence income includes account opening fees, contribution processing fees, persistency income and exit charges Account opening fees are due and recognised on generation of Permanent Retirement Account Number (PRAN). Contribution processing fees are recognised on receipt of contribution from the customer. Persistency income is recognised on subscriber accounts active for more than six months. Exit charges are recognised on processing of exit of the member from NPS.

12. Employee benefits

Stock based Employee Compensation:

The Employee Stock Option Scheme / Employee Stock Incentive Master Scheme formulated by Holding or subsidiary companies provides for the grant of options / Restricted Stock Units (units) to eligible employees and whole time directors to acquire equity shares of the entities they belong to. The options / units granted shall vest as per their vesting schedule and these may be exercised within a specified period.

The Group followed the intrinsic value method to account for its stock-based employee compensation plans in respect of options granted up to March 31, 2021. Compensation cost was measured by the excess, if any, of the market price of the underlying stock over the exercise price as determined under the option plan. The market price is the closing price on the stock exchange where there is highest trading volume on the working day immediately preceding the date of grant. In case of unlisted subsidiaries, the fair value is considered in absence of market price.

Effective April 01, 2021, the fair value of share-linked instruments on the date of grant for all instruments granted after March 31, 2021, is recognised as an expense in accordance with the RBI guidelines on Compensation of Whole Time Directors / Chief Executive Officers / Material Risk Takers and Control Function staff. The fair value of the stock-based employee compensation is estimated on the date of grant using Black-Scholes model.

The compensation cost is amortised on a straight-line basis over the vesting period after adjusting estimated forfeiture as applicable. Ultimately, the cost for all instruments that vest is recognised. The compensation expense is recognised in the Consolidated Profit and Loss Account with a corresponding credit to Employee Stock Options Outstanding. On exercise of the stock options, corresponding balance in Employee Stock Options Outstanding is transferred to Share Premium. In respect of the options which expire unexercised, the balance standing to the credit of Employee Stock Options Outstanding is transferred to General Reserve.

Gratuity:

The Group has an obligation towards gratuity, a defined benefit retirement plan covering all eligible employees. The plan benefit vests upon completion of minimum prescribed period of continuous service in accordance with the Payment of Gratuity Act, 1972 and is in the form of lump sum amount, without an upper limit, equivalent to 15 days'* basic salary payable for each completed year of service to all eligible employees on resignation,

retirement or death while in employment or on termination of employment. The Group makes contributions to a recognised Gratuity Trust administered by trustees and whose funds are managed by insurance companies. In respect of erstwhile Lord Krishna Bank (eLKB) employees, the Bank makes contribution to a fund set up by eLKB and administered by the Board of Trustees.

* One month basic salary to eHDFC Limited employees for each completed year of service till the effective date of amalgamation, one month basic salary to employees of HDFC Capital Advisors Limited for each completed year of service or part of the year in excess of 6 months and 15 days basic salary to employees of General Insurance entity payable for each completed year of service if the service is less than or equal to 9 years and one-month basic salary payable for each completed year of service if the service is greater than or equal to 10 years.

The defined gratuity benefit plans are valued by an independent actuary as at the Balance Sheet date using the projected unit credit method as per the requirement of AS-15, Employee Benefits, to determine the present value of the defined benefit obligation and the related service costs. The actuarial calculations entail assumptions about demographics, early retirement, salary increases and interest rates. Actuarial gain or loss is recognised in the Consolidated Profit and Loss Account.

Superannuation:

Bank

The Bank has a superannuation plan under which employees of the Bank, above a prescribed grade, are entitled to receive retirement benefits either through salary or under a defined contribution plan. For those opting for a defined contribution plan, the Bank contributes a sum equivalent to 13% of the employee's eligible annual basic salary (15% for the whole time directors and for certain eligible employees of the erstwhile Centurion Bank of Punjab (eCBoP staff) to a Trust administered by trustees and whose funds are managed by insurance companies. The Bank has no liability towards future superannuation fund benefits other than its contribution and recognises such contribution as an expense in the year incurred.

Other subsidiaries

Obligations for contributions to superannuation fund are recognised as an employee benefit expense in the Consolidated Profit and Loss Account in the periods during which the related services are rendered by employees.

Provident fund:

Bank

The Bank is covered under the Employees Provident Fund and Miscellaneous Provisions Act, 1952 and accordingly all employees of the Bank are entitled to receive benefits under the provident fund. The Bank contributes an amount, on a monthly basis, at a determined rate (currently 12% of employee's basic salary). Of this, the Bank contributes an amount equal to 8.33% of employee's basic salary up to a maximum salary level of ₹ 15,000/- per month, to the Pension Scheme administered by the Regional Provident Fund Office. The balance amount out of the 12% Bank's share is contributed to an exempted Trust set up by the Bank and administered by the Board of Trustees. The Bank recognises such contributions as an expense in the year in which it is incurred.

Interest payable to the members of the exempted trust shall not be lower than the statutory rate of interest declared by the Central Government under the Employees Provident Funds and Miscellaneous Provisions Act, 1952 and shortfall, if any, shall be made good by the Bank.

The guidance note on implementing AS-15, Employee Benefits, states that benefits involving employer established provident funds, which require interest shortfalls to be provided, are to be considered as defined benefit plan. Actuarial valuation of this Provident Fund interest shortfall is done as per the guidance note issued in this respect by The Institute of Actuaries of India (IAI) and provision towards this liability is made.

The overseas branches of the Bank make contribution to the respective applicable government social security scheme calculated as a percentage of the employees' salaries. The Bank's obligations are limited to these contributions, which are expensed when due, as such contribution is in the nature of defined contribution.

Other Subsidiaries

The employees of subsidiaries which are covered under the Employees' Provident Fund and Miscellaneous Provisions Act, 1952 are entitled to receive benefits under the provident fund.


The subsidiaries recognise contribution payable to the provident fund scheme (which is a defined contribution plan) as an expenditure in the Consolidated Profit and Loss Account in the periods during which the related services are rendered by employees. The subsidiaries have no obligation, other than the contribution payable to the provident fund.

Pension:

In respect of pension payable to certain eLKB employees under the Lord Krishna Bank (Employees) Pension Scheme, which is a defined benefit scheme, the Bank contributes 10% of basic salary to a pension trust set up by the Bank and administered by the Board of Trustees and an additional amount towards the liability shortfall based on an independent actuarial valuation as at the Balance Sheet date, which includes assumptions about demographics, early retirement, salary increases and interest rates.

In respect of certain eLKB employees who had moved to a Cost to Company (CTC) based compensation structure and had completed less than 15 years of service, the contribution which was made until then, is maintained as a fund and will be converted into annuity on separation after a lock-in-period of two years. For this category of employees, liability stands frozen and no additional provision is required except for interest as applicable to Provident Fund, which is provided for.

In respect of certain eLKB employees who moved to a CTC structure and had completed service of more than 15 years, pension would be paid on separation based on salary applicable as on the date of movement to CTC structure. Provision thereto is made based on an independent actuarial valuation as at the Balance Sheet date.

National Pension System (NPS):

In respect of employees who opt for contribution to the NPS, the Group contributes certain percentage of the basic salary of employees to the aforesaid scheme, a defined contribution plan, which is managed and administered by pension fund management companies. The Group has no liability other than its contribution and recognises such contributions as an expense in the year incurred.

Short-term employee benefits:

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognised for the amount expected to be paid, if the Group have a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the amount of obligation can be estimated reliably.

Other long term employee benefits:

Other long term employee benefits include accumulated long term compensated absences and long term incentive plans which can be carried to future periods and are expected to be availed / encashed in more than twelve months immediately following the year in which the employee has rendered service / Balance Sheet date, as the case may be. The Group's liability is accrued and provided for on the basis of an actuarial valuation using the Projected Unit Credit Method at the end of the reporting period. Actuarial gains or losses, if any, due to experience adjustments and the effects of changes in actuarial assumptions are accounted for in the Consolidated Profit and Loss Account, as the case may be, in the period in which they arise.

13. Debit and credit cards reward points

The Bank estimates the probable redemption of debit and credit card reward points and cost per point using an actuarial method by employing an independent actuary, which includes assumptions such as discount rate, block, withdrawal, cost per reward point, mortality, redemption and spends. Provisions for liabilities on the outstanding reward points are made based on an independent actuarial valuation as at the Balance Sheet date and included in other liabilities and provisions.

14. Bullion

The Bank imports bullion including precious metal bars on a consignment basis or through exchange (India International Bullion Exchange – Gift City). The imports are typically on a back-to-back basis and are priced to the customer based on the price quoted by the supplier. The difference between the price recovered from customers and cost of bullion is accounted at the time of sale to the customers and reported as "Other Income".

The Bank also deals in bullion on a borrowing and lending basis and the interest thereon is accounted as interest expense / income respectively.

15. Lease accounting

Lease payments including cost escalation for assets taken on operating lease are recognised as an expense in the Consolidated Profit and Loss Account over the lease term on a straight-line basis in accordance with the AS-19, Leases. Rental income from assets given on operating lease is recognised as income in the Consolidated Profit and Loss Account on a straight-line basis over the lease term in accordance with the AS-19, Leases.

Finance lease is a lease which confers substantially all the risks and rewards of the leased assets on the lessee. Assets given under a finance lease are recorded as a receivable at an amount equal to the net investment in the lease. Finance lease income is based on a pattern reflecting a constant periodic rate of return on the net investment of the lessor outstanding in respect of the finance lease.

Asset taken under finance lease are capitalised at the lower of the fair value of the asset and present value of the minimum lease payments at the inception of the lease term and are disclosed as leased assets. Lease payments are apportioned between the finance charges and the corresponding liability to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged to the Consolidated Profit and Loss Accounts. Leased assets capitalised under finance lease are depreciated on a straight-line basis over the lease term.

16. Reserve for unexpired risk

General insurance

Reserve for unexpired risk represents that part of the net premium written which is attributable to and allocated to the succeeding accounting period. Reserve for unexpired risk is calculated on the basis of 1/365th method in all segments subject to a minimum of 100% in case of marine hull business.

17. Policyholders' funds

Life Insurance

The actuarial liabilities, for all in force policies and policies where premiums are discontinued but a liability exists as at the valuation date, are calculated in accordance with the generally accepted actuarial principles and practices, requirements of Insurance Act, 1938 as amended from time to time including amendment brought by the Insurance Laws (Amendment) Act, 2015, regulations notified by the IRDAI and Actuarial Practice Standard (APS) issued by the Institute of Actuaries of India with the concurrence of the IRDAI. These liabilities are presented as a part of Policyholders Funds on liability side of the Consolidated Balance Sheet.

The specific principles adopted for the valuation of policy liabilities are set out as per the IRDAI (Assets, Liabilities and Solvency Margin of Life Insurance Business) Regulations, 2016 and the APS2 & APS7 issued by the Institute of Actuaries of India.

A brief of the methodology used is as given below:

1. The policy liabilities are valued on policy by policy basis, i.e., each policy is valued separately.

2. The reserves for linked business (individual and group) comprise unit reserves and non-unit reserves. The unit reserves are determined on the basis of NAV of the units outstanding as at the valuation date and non-unit reserves are calculated using gross premium valuation method.

3. The liabilities for individual non-linked non-participating and participating business are calculated using gross premium valuation method and are subject to the minimum floor of surrender value. Additionally, individual non-linked participating policies also have a reference to the asset share of policies at valuation date.

4. The liabilities for one year renewable group protection business are calculated on the unexpired risk premium basis. For other than one year renewable group protection business, the liabilities are calculated using gross premium valuation method.

5. The liabilities for the group non-linked savings products are determined as the higher of policy account balances (including accrued interest / bonuses) and reserves calculated by gross premium valuation method.

6. The liabilities in respect of rider benefits are determined as the higher of unexpired premium reserves and reserves calculated by gross premium valuation method.

7. Additional reserves are determined to:

a. allow for the claims that may have occurred already but not yet reported (Incurred but Not Reported).

b. allow for the servicing of existing policies if Life Insurance were to close the new business one year from the valuation date (Closure to New Business).

c. meet the expected liabilities that would arise on the revival of lapsed policies, on the basis of the proportion of the policies expected to be revived based on the revival experience of Life Insurance (Revival Reserve).

d. allow for the additional amount required to be paid on account of cancellation of policies due to look-in, on the basis of the proportion of the policies expected to exercise the look-in option based on the experience Life Insurance (Look-in Reserve).

e. allow for the cost of guarantees, wherever applicable.

The Funds for Future Appropriations (FFA), in the participating segment, represents the surplus, which is not allocated to policyholders or shareholders as at the Balance Sheet date. Transfers to and from the fund reflect the excess or deficit of income over expenses respectively and appropriations in each accounting period arising in the Policyholders' Fund. Any allocation to the par policyholders would also give rise to a transfer to Consolidated Profit and Loss Account in the required proportion.

18. Reinsurance premium ceded

Life Insurance

Reinsurance premium ceded is accounted for on due basis in accordance with the terms and conditions of the reinsurance treaties. Profit commission on reinsurance ceded (if applicable) is netted off against premium ceded on reinsurance.

General Insurance

Reinsurance premium ceded is accounted in the year in which the risk commences and over the period of risk in accordance with the treaty arrangements with the reinsurers. Reinsurance premium ceded on unearned premium is carried forward to the period of risk and is set off against related unearned premium. Any subsequent revisions to or cancellations of premiums are accounted for in the year in which they occur. Premium on excess

of loss reinsurance cover is accounted as per the terms of the reinsurance arrangements.

19. Claims paid and other expenses pertaining to insurance business

I. Benefits paid

Life Insurance

Benefits paid consist of policy benefit amounts and claim settlement costs, where applicable.

Non-linked business:

Death and rider claims are accounted for on receipt of intimation. Annuity benefits, periodical benefit and maturity claims are accounted for when due. Surrenders are accounted for on the receipt of consent from the insured to the quote provided by the life insurance entity.

Linked business:

Death and rider claims are accounted for on receipt of intimation. Maturity claims are accounted for on due basis when the associated units are cancelled. Surrenders and withdrawals are accounted for on receipt of intimation when associated units are cancelled. Amount payable on lapsed / discontinued policies are accounted for on expiry of lock in period of these policies. Surrenders, withdrawals and lapsation are disclosed at net of charges recoverable.

Claims receivable from reinsurance companies are accounted for in the period in which the concerned claims are intimated and netted off against the benefits paid.

Repudiated claims and other claims disputed before judicial authorities are provided for on prudent basis as considered appropriate by management.

II. Claims incurred

General insurance

Claims incurred comprises of claims paid (net of salvage and other recoveries), change in estimated liability for outstanding claims made following a loss occurrence reported, change in estimated liability for claims incurred but not reported (IBNR) and claims incurred but not enough reported (IBNER) and specific settlement costs comprising survey,

legal and other directly attributable expenses. IBNR and IBNER is classified as part of policyholders' funds in the financial statements. Provision is made for estimated value of outstanding claims at the reporting date net of reinsurance, salvage and other recoveries. Such provision is made on the basis of the ultimate amounts that are likely to be paid on each claim, established by the management in light of past experience and progressively modified for changes as appropriate, on availability of further information and include claim settlement costs likely to be incurred to settle outstanding claims. Claims (net of amounts receivable from reinsurers / co-insurers) are recognised on the date of intimation based on estimates from surveyors / insured. The estimated liability for IBNR and IBNER has been estimated by the Appointed Actuary in compliance with guidelines issued by IRDAI and applicable provisions of the Institute of Actuaries of India. The Appointed Actuary has used generally accepted actuarial methods for each product category as considered appropriate depending upon the availability of past data as well as appropriateness of the different methods to the different lines of businesses. The above elements of estimates of liability for claims are periodically reviewed by the Appointed Actuary and adjusted based on recent experience and emerging trends.

Premium Deficiency

Premium deficiency is recognised as a whole on an annual basis. Premium deficiency is recognised if the sum of the expected claim costs, related expenses and maintenance cost (related to claims handling) exceeds related reserve for unexpired risk. The expected claim costs are calculated and duly certified by an appointed actuary.

III. Acquisition costs

Acquisition costs are the costs that vary with and are primarily related to the acquisition of new and renewal insurance contracts. These costs are expensed in the period in which they are incurred.

20. Contribution to Pool Funds

General Insurance

In accordance with the requirements of IRDAI, the general insurance entity, together with other insurance companies, participates in the Terrorism Pool, Marine Cargo Pool for Excluded Territories – Russia, Ukraine,

Belarus ("MCPET"). This pool is managed by the General Insurance Corporation of India ("GIC"). Amounts collected as terrorism premium in accordance with the requirements of the Tariff Advisory Committee ("TAC") are ceded at 100% of the terrorism premium collected to the Terrorism Pool and Amounts collected as MCPET premium in accordance with the requirements of the MCPET Agreement, are ceded at 96% to the MCPET Pool, after utilising the obligatory cession. The reinsurance accepted on account of these pool have been recorded in accordance with the last statement received from GIC. The general insurance entity has ensured that it has created liability, to the extent of premium retroceded to the entity, through reserve for unexpired risks, classified as part of other liabilities.

The entity also provides for contribution to Solatium Fund established by the Central Government as a percentage of gross written premium for all motor policies written during that year, till the year ended March 31, 2010. Further, General Insurance Council in its meeting held on April 1, 2010, recommended that the contribution should be a percentage of gross written third party premiums.

21. New Fund Offer (NFO) Expenses & Commission

New Fund Offer (NFO) expenses on the launch of mutual fund schemes are borne by the Asset Management entity and recognised in the Consolidated Profit and Loss Account as and when incurred. Any other brokerage or commission paid by the Asset Management entity in line with the applicable regulations is being amortised over the contractual period. Pursuant to circulars issued by SEBI in this regard, with effect from October 22, 2018, all the scheme expenses including commission on mutual fund schemes, subject to certain permitted exceptions, are being borne by the respective schemes.

22. Income tax

Income tax expense is the aggregate amount of current tax and deferred tax expense incurred by the Group. The current tax expenses is determined in accordance with the relevant provisions of the Income Tax Act, 1961 and rules framed there under and considering the material principles set out in Income Computation and Disclosure Standards to the extent applicable. The tax expenses relating to overseas subsidiaries are in accordance with the tax laws applicable in countries where such subsidiaries are domiciled. Deferred tax expense is determined as per AS-22, Accounting for Taxes on Income. Deferred tax assets and liabilities are recognised for the future tax consequences of timing differences


between the carrying values of assets and liabilities and their respective tax bases, and operating loss carried forward, if any. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates as at the Balance Sheet date. Current tax assets and liabilities and deferred tax assets and liabilities are off-set when they relate to income taxes levied by the same taxation authority, when the entity has a legal right to off-set and when the entity intends to settle on a net basis.

Deferred tax assets are recognised only to the extent there is reasonable certainty that the assets can be realised in future. In case of unabsorbed depreciation or carried forward loss under taxation laws, deferred tax assets are recognised only if there is virtual certainty of realisation of such assets. Deferred tax assets are reviewed at each Balance Sheet date and appropriately adjusted to reflect the amount that is reasonably / virtually certain to be realised.

Deferred tax assets and liabilities are computed at an individual entity level and aggregated for consolidated reporting.

23. Segment information

The disclosure relating to segment information is in accordance with AS-17, Segment Reporting and as per guidelines issued by RBI.

24. Earnings per share

The Group reports basic and diluted earnings per equity share in accordance with AS-20, Earnings per Share. Basic earnings per equity share has been computed by dividing net profit for the year attributable to equity shareholders by the weighted average number of equity shares outstanding for the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue equity shares were exercised or converted to equity during the year. Diluted earnings per equity share are computed using the weighted average number of equity shares and the dilutive potential equity shares outstanding during the year except where the results are anti-dilutive.

25. Accounting for provisions, contingent liabilities and contingent assets

In accordance with AS-29, Provisions, Contingent Liabilities and Contingent Assets, the Group recognises provisions when it has a present obligation as a result of

a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and when a reliable estimate of the amount of the obligation can be made.

Provisions are determined based on management estimate required to settle the obligation at the Balance Sheet date, supplemented by experience of similar transactions. These are reviewed at each Balance Sheet date and adjusted to reflect the current management estimates.

A disclosure of contingent liability is made when there is:

- a possible obligation arising from a past event, the existence of which will be confirmed by the occurrence or non-occurrence of one or more uncertain future events not within the control of the Group; or

- a present obligation arising from a past event which is not recognised as it is not probable that an outflow of resources will be required to settle the obligation or a reliable estimate of the amount of the obligation cannot be made.

When there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made. Contingent assets, if any, are not recognised in the financial statements since this may result in the recognition of income that may never be realised.

26. Cash and cash equivalents

Cash and cash equivalents include cash, gold in hand, rupee digital currency with RBI, balances with RBI, balances with other banks and money at call and short notice.

27. Share issue expenses

Share issue expenses are adjusted against Share Premium Account in terms of Section 52 of the Companies Act, 2013.

28. Corporate social responsibility

Expenditure towards corporate social responsibility, in accordance with Companies Act, 2013, is recognised in the Consolidated Profit and Loss Account.



SCHEDULE 18 - Schedules forming part of the consolidated financial statements for the year ended March 31, 2025

Amounts in notes forming part of the consolidated financial statements for the year ended March 31, 2025 are denominated in rupee crore to conform to extant RBI guidelines, except where stated otherwise.

1. Amalgamation of HDFC Limited

The Board of Directors at its meeting held on April 04, 2022, approved a composite Scheme of amalgamation ("Scheme"), for the amalgamation of: (i) erstwhile HDFC Investments Limited ("eHDFC Investments") and erstwhile HDFC Holdings Limited ("eHDFC Holdings"), with and into erstwhile Housing Development Finance Corporation Limited ("eHDFC Limited"); and thereafter (ii) eHDFC Limited into HDFC Bank Limited ("Bank"), and their respective shareholders and creditors, under Sections 230 to 232 of the Companies Act, 2013 and other applicable laws including the rules and regulations. The Scheme was approved by the shareholders at the National Company Law Tribunal ("NCLT") convened meeting of the shareholders of the Bank held on November 25, 2022. The NCLT, in accordance with Sections 230 to 232 of the Companies Act, 2013 and rules thereunder, vide its order dated March 17, 2023 sanctioned the Scheme. Upon receipt of all requisite approvals, the Bank filed form INC 28 with Registrar of Companies on July 01, 2023 and accordingly, the Scheme became effective on July 01, 2023. As per the Scheme, the appointed date for the amalgamation of eHDFC Limited with and into the Bank is the same as effective date of the Scheme i.e. July 01, 2023. The Consolidated Profit and Loss Account for the year ended March 31, 2025 include the operations of eHDFC Limited and its subsidiaries (which became subsidiaries of the Bank on amalgamation) effective from July 01, 2023 and hence are not comparable with the Consolidated Profit and Loss Account for the year ended March 31, 2024.

The amalgamation was accounted under the 'pooling of interest' method as prescribed in Accounting Standard-14 "Accounting for amalgamation" ("AS-14"). Outstanding balances between eHDFC Limited and the Bank were eliminated as on July 01, 2023. All assets and liabilities of eHDFC Limited were recognised by the Bank at their carrying amounts as on that date except for adjustments to bring about uniformity of accounting policies as required under AS-14. The share capital of ₹ 311.04 crore issued by the Bank as consideration pursuant to the Scheme was adjusted against the corresponding share capital of eHDFC Limited of ₹ 370.29 crore and the difference was adjusted to Amalgamation Reserve. Further, excess of cost over face value of Investment in shares of the Bank by eHDFC Limited of ₹ 14,006.31 crore was adjusted to Amalgamation Reserve. Consequently, the Bank recognised a debit balance of ₹ 13,947.06 crore in the Amalgamation Reserve as a result of these adjustments.

Summarized values of assets and liabilities taken over as at July 01, 2023 in accordance with the terms of the Scheme is as detailed below:

Particulars	(₹ crore)
Assets taken over	
Balances with banks and money at call and short notice	5,408.87
Investments	146,773.54
Advances	605,664.86
Fixed assets	1,442.60
Other assets	14,338.34
Total Assets (A)	**773,628.21**
Liabilities, reserves and surplus taken over	
Equity share warrants	265.64
Employees stock options outstanding	123.81
Reserves and surplus	111,005.85


Particulars	(₹ crore)
Deposits	157,259.22
Borrowings	477,539.07
Other liabilities and provisions	27,064.33
Total Liabilities, reserves and surplus (B)	**773,257.92**
Net Assets C = (A-B)	**370.29**

Consequent upon amalgamation becoming effective, the authorised share capital of the Bank stood increased to ₹ 1,190.61 crore (11,90,61,00,000 shares of ₹ 1/- each) on account of transfer to and amalgamation / combination of authorised capital of eHDFC Limited with the authorised share capital of the Bank. In terms of the Scheme, the Bank issued and allotted 3,11,03,96,492 equity shares to the shareholders of eHDFC Limited as on July 13, 2023, being the record date fixed by the Board of Directors as per the Scheme, in accordance with the share exchange ratio i.e. 42 equity shares of face value of ₹ 1/- each of the Bank for every 25 equity shares of face value of ₹ 2/- each of eHDFC Limited. Accordingly, the paid-up share capital of the Bank increased from ₹ 559.18 crore consisting of 5,59,17,98,806 equity shares of ₹ 1/- each to ₹ 753.76 crore consisting of 7,53,75,69,464 equity shares of ₹ 1/- each, post cancellation of 1,16,46,25,834 equity shares held by eHDFC Limited in the Bank on that date in accordance with the provisions of the Scheme.

As part of the Scheme, certain leased out immovable properties of eHDFC Limited were transferred to the Bank on amalgamation. The Bank has initiated necessary steps to foreclose these leases.

Upon Scheme becoming effective from July 01, 2023, the following entities (subsidiaries of eHDFC Limited) became the subsidiaries of the Bank. Consequently, the opening balances as on July 01, 2023 are shown as "Addition on amalgamation" in the consolidated Balance Sheet as of March 31, 2024.

Name of the Entity	Relationship
HDFC Life Insurance Company Limited	Direct Subsidiary
HDFC International Life and Re Company Limited	Indirect Subsidiary
HDFC Pension Fund Management Limited	Indirect Subsidiary
HDFC Asset Management Company Limited	Direct Subsidiary
HDFC AMC International (IFSC) Limited	Indirect Subsidiary
HDFC ERGO General Insurance Company Limited	Direct Subsidiary
HDFC Sales Private Limited	Direct Subsidiary
HDFC Capital Advisors Limited	Direct Subsidiary
HDFC Trustee Company Limited	Direct Subsidiary
HDFC Credila Financial Services Limited ('HDFC Credila') (up to March 19, 2024)	Direct Subsidiary
HDFC Education and Development Services Private Limited ('HEADS') (up to October 18, 2024)	Direct Subsidiary
Griha Pte Limited	Direct Subsidiary
Griha Investments	Direct Subsidiary

The Bank had not consolidated its subsidiaries viz., HDFC Credila and HEADS under AS-21 as the control of these subsidiaries was intended to be temporary (as directed by RBI) on the date of their acquisition. Subsequently, the Bank had diluted its holding in HDFC Credila to 9.99% during the year ended March 31, 2024 and entire stake in HEADS is divested during the year ended March 31, 2025.



2. Proposed dividend

The Board of Directors at its meeting held on April 19, 2025 proposed a dividend of ₹ 22.00 per equity share (previous year: ₹ 19.50 per equity share) aggregating to ₹ 16,834.89 crore subject to the approval of shareholders at the ensuing Annual General Meeting. During the year ended March 31, 2025, the dividend paid by the Bank in respect of the previous year ended March 31, 2024 was ₹ 14,813.98 crore. In terms of the AS-4 "Contingencies and events occurring after the balance sheet date", the Bank has not appropriated the proposed dividend from the Profit and Loss Account and the same will be recognised in the year of actual payout post approval. However, effect of the proposed dividend has been reckoned in determining capital funds in computation of the capital adequacy ratio.

3. Change in accounting policy

The RBI, vide its master direction dated September 12, 2023, issued revised norms (herein after referred as 'revised norms on investments') for the classification, valuation and operation of investment portfolio of banks, which became applicable from April 01, 2024. While hitherto, the investment portfolio was classified under the held to maturity (HTM), available for sale (AFS) and held for trading (HFT) categories, the revised norms bring in a principle-based classification of investment portfolio and a symmetric treatment of fair value gains and losses. In accordance with the revised norms and the Bank's board approved policy, the Bank has classified its investment portfolio as on April 01, 2024 under the categories of held to maturity (HTM), available for sale (AFS), subsidiaries, associates and joint ventures and fair value through profit and loss (FVTPL) with held for trading (HFT) as a sub-category of FVTPL, and from that date, measures and values the investment portfolio under the revised framework. For the purpose of consolidation, all the subsidiaries of the Bank and EWT have followed the revised framework of the Bank except for HDFC Life Insurance Company Limited ("HDFC Life") and HDFC ERGO General Insurance Company Limited ("HDFC ERGO"), (the subsidiaries regulated by IRDAI), which continue to follow IRDAI guidelines. On transition to the revised norms on investment on April 01, 2024, the group recognised a net gain of ₹ 1,113.78 crore (net of tax of ₹ 405.86 crore and minority interest of ₹ 914.25 crore) which has been credited to general reserve, in accordance with the said norms. The impact of the revised framework for the period subsequent to the transition is not ascertainable and as such the income / profit or loss from investments for the year ended March 31, 2025 is not comparable with that of the previous year.

4. Capital infusion

During the year ended March 31, 2025, the Bank allotted 5,53,11,012 equity shares (previous year: 4,66,21,586 equity shares) aggregating to face value of ₹ 5.53 crore (previous year: ₹ 4.66 crore) on exercise of stock options / units. Accordingly, the share capital increased by ₹ 5.53 crore (previous year: ₹ 4.66 crore) and the share premium increased by ₹ 6,340.97 crore (previous year: ₹ 5,245.07 crore).

During the previous year, the Bank issued and allotted 3,11,03,96,492 equity shares to the shareholders of eHDFC Limited in terms of the Scheme. Accordingly, the paid-up share capital of the Bank increased from ₹ 559.18 crore consisting of 5,59,17,98,806 equity shares of ₹ 1/- each to ₹ 753.76 crore consisting of 7,53,75,69,464 equity shares of ₹ 1/- each, post cancellation of 1,16,46,25,834 equity shares held by eHDFC Limited in the Bank on that date in accordance with the provisions of the Scheme. Further, share premium increased by ₹ 51,728.83 crore on amalgamation of eHDFC Limited.

During the previous year, the Bank allotted 2,47,75,632 equity shares pursuant to exercise of convertible share warrants issued by eHDFC Limited. Accordingly, the share capital and share premium of the Bank increased by ₹ 2.48 crore and ₹ 3,455.79 crore respectively, including money received by eHDFC Limited at the time of allotment of share warrants.


The details of the movement in the paid-up equity share capital of the Bank are given below:

(₹ crore)

Particulars	March 31, 2025	March 31, 2024
Opening balance	759.69	557.97
Addition pursuant to stock options / units / warrants exercised	5.53	7.14
Addition pursuant to amalgamation (net of cancellation) (Refer Schedule 18(1))	-	194.58
Closing balance	765.22	759.69

5. Employees stock options outstanding

During the year ended March 31, 2025, the Group recognised employee stock options / units expense of ₹ 2,086.05 crore (previous year: ₹ 1,731.73 crore) being fair valuation of share-linked instruments, with a corresponding credit in Employees stock options outstanding. In addition, the Bank pursuant to the Scheme has taken over ₹ 123.81 crore as Employees stock options outstanding on the appointed and effective date i.e. July 01, 2023. During the year ended March 31, 2025, an amount of ₹ 723.11 crore (previous year: ₹ 84.18 crore) is transferred to Share Premium, ₹ 195.25 crore (previous year: ₹ 234.51 crore) is transferred to minority interest and ₹ 15.22 crore (previous year: ₹ 1.34 crore) is transferred to General Reserve.

Accounting for employee share based payments

HDFC Bank

The shareholders of the Bank approved the grant of equity stock options under Plan "C" in June 2005, Plan "D" in June 2007, Plan "E" in June 2010, Plan "F" in June 2013, Plan "G" in July 2016 and Plan "H" in August 2024. The Bank also approved the Employee Stock Incentive Master Scheme in May 2022. Under the terms of each of these plans, the Bank may issue to its employees and Whole Time Directors, Equity Stock Options ('ESOPs') or Restricted Stock Units ('Units') each of which is convertible into one equity share. Further, pursuant to the amalgamation of eHDFC Limited with and into Bank effective from July 01, 2023, the existing ESOP Schemes of the eHDFC Limited comprising of eHDFC 2007, eHDFC 2008, eHDFC 2014, eHDFC 2017 and eHDFC 2020 were taken over by the Bank.

All the plans were framed in accordance with the SEBI (Employee Stock Option Scheme & Employee Stock Purchase Scheme) Guidelines, 1999 as amended from time to time and as applicable at the time of the grant. The accounting for the stock options has been in accordance with the Securities and Exchange Board of India (Share Based Employee Benefits and Sweat Equity) Regulations, 2021 and RBI guidelines to the extent applicable.

The plans provide for the issuance of options at the recommendation of the Nomination and Remuneration Committee of the Board ('NRC') at the closing price on the working day immediately preceding the date when options are granted. This closing price is the closing price of the Bank's equity share on an Indian stock exchange with the highest trading volume as of the working day preceding the date of grant. Further, the units are issued at the face value of the equity share of ₹ 1/- each. The vesting conditions applicable to the options / units are at the discretion of the NRC. These options / units are exercisable on vesting, for a period as set forth by the NRC at the time of the grant. The period in which the options and units may be exercised cannot exceed five years and one year respectively from the date of vesting period.

Movement in the options / units outstanding under the Employee Stock Option Plans / Restricted Stock Units

- Movement in the options outstanding under the various employee stock option plans as at March 31, 2025 and March 31, 2024:

Particulars	Number of options March 31, 2025	Weighted average exercise price (₹) March 31, 2025	Number of options March 31, 2024	Weighted average exercise price (₹) March 31, 2024
Options outstanding at the beginning of the year	17,56,59,424	1,307.93	15,16,82,461	1,264.86
Addition on amalgamation (Refer Schedule 18 (1))	-	-	4,85,59,681	1,124.77
Granted during the year	2,31,46,660	1,729.84	2,43,84,690	1,611.84
Exercised during the year	5,29,55,047	1,198.42	4,63,04,966	1,133.72
Forfeited / lapsed during the year	44,76,527	1,458.89	26,62,442	1,096.34
Options outstanding at the end of the year	14,13,74,510	1,413.25	17,56,59,424	1,307.93
Options exercisable	8,13,35,537	1,279.91	9,88,29,856	1,201.65

- Movement in the Units outstanding under the Employees' Stock Incentive Master Scheme as at March 31, 2025 and March 31, 2024:

Particulars	Number of Units March 31, 2025	Weighted average exercise price (₹) March 31, 2025	Number of Units March 31, 2024	Weighted average exercise price (₹) March 31, 2024
Units outstanding at the beginning of the year	1,17,21,804	1.00	28,91,000	1.00
Granted during the year	62,54,575	1.00	93,54,224	1.00
Exercised during the year	23,55,965	1.00	3,16,620	1.00
Forfeited / lapsed during the year	7,34,986	1.00	2,06,800	1.00
Units outstanding at the end of the year	1,48,85,428	1.00	1,17,21,804	1.00
Units exercisable	12,07,198	1.00	3,76,070	1.00

- The following table summarises the information about stock options outstanding as at March 31, 2025:

Plan	Number of shares arising out of options	Range of exercise price (₹)	Weighted average life of options (in years)	Weighted average exercise price (₹)
Plan E	47,93,680	1,636.90	4.96	1,636.90
Plan F	1,14,90,680	1,636.90	4.94	1,636.90
Plan G	7,49,81,293	882.85 to 1,673.10	2.48	1,368.83
Plan H	2,25,72,860	1,677.30 to 1,734.20	6.06	1,733.15
e-HDFC 2007	44,411	255.83	-	255.83
e-HDFC 2008	40,942	160.79	-	160.79
e-HDFC 2014	12,483	603.95	-	603.95
e-HDFC 2017	2,34,032	934.44 to 1,242.15	1.48	1,151.06
e-HDFC 2020	2,72,04,129	1,076.64 to 1,535.27	2.58	1,142.74

- The following table summarises the information about Units outstanding as at March 31, 2025:

Plan	Number of shares arising out of Units	Range of exercise price (₹)	Weighted average life of Units (in years)	Weighted average exercise price (₹)
ESIS - 2022	1,48,85,428	1.00	2.39	1.00

- The following table summarises the information about stock options outstanding as at March 31, 2024:

Plan	Number of shares arising out of options	Range of exercise price (₹)	Weighted average life of options (in years)	Weighted average exercise price (₹)
Plan E	50,75,360	1,636.90	5.92	1,636.90
Plan F	1,55,51,708	716.60 to 1,636.90	4.84	1,458.30
Plan G	11,54,13,810	882.85 to 1,673.10	2.66	1,333.78
e-HDFC 2007	44,411	255.83	-	255.83
e-HDFC 2008	40,942	160.79	-	160.79
e-HDFC 2014	12,483	603.95	-	603.95
e-HDFC 2017	6,13,926	934.44 to 1,242.15	1.84	1,070.72
e-HDFC 2020	3,89,06,784	1,076.64 to 1,535.27	3.51	1,134.61

- The following table summarises the information about Units outstanding as at March 31, 2024:

Plan	Number of shares arising out of Units	Range of exercise price (₹)	Weighted average life of Units (in years)	Weighted average exercise price (₹)
ESIS - 2022	1,17,21,804	1.00	2.65	1.00

The assumptions considered in the model for valuing the ESOPs granted during the year ended March 31, 2025 and March 31, 2024 are given below:

Particulars	March 31, 2025	March 31, 2024
Dividend yield	0.77% - 1.36%	0.65% - 0.91%
Expected volatility	21.64% - 27.7%	22.01% - 29.45%
Risk-free interest rate	6.73% - 7.19%	7.17% - 7.54%
Expected life of the options	1 to 8 Years	1 to 8 Years

The assumptions considered in the model for valuing the Units granted during the year ended March 31, 2025 and March 31, 2024 are given below:

Particulars	March 31, 2025	March 31, 2024
Dividend yield	0.83% - 1.58%	0.59% - 1.85%
Expected volatility	20.05% - 24.95%	17.68% - 27.50%
Risk-free interest rate	6.82% - 6.88%	7.18% - 7.50%
Expected life of the units	1 to 5 Years	1 to 5 Years

HDFC Securities Limited (HSL)

On 21 June 2019, 14 December 2020, 16 September 2021, 13 January 2022, 13 October 2022, 30 August 2023, 12 January 2024, 12 April 2024, 19 September 2024 and 28 November 2024, HSL has granted share options that entitles the employees and the key management personnel (KMP) to purchase the shares in HSL. Holders of the vested stock options are entitled to purchase shares at the exercise price of the shares.

Movement in the options outstanding under the Employee Stock Option Plans of HSL

- Movement in the options outstanding under the various employee stock option plans as at March 31, 2025 and as at March 31, 2024:

Particulars	Number of options	Weighted average exercise price (₹)	Number of options	Weighted average exercise price (₹)
	March 31, 2025	March 31, 2025	March 31, 2024	March 31, 2024
Options outstanding at the beginning of the year	5,61,930	6,116.95	2,95,625	6,456.00
Granted during the year	3,34,287	7,193.93	3,75,700	5,909.00
Exercised during the year	1,18,768	6,029.42	73,820	6,137.33
Forfeited / lapsed during the year	31,315	6,573.90	35,575	6,692.68
Options outstanding at the end of the year	7,46,134	6,594.22	5,61,930	6,116.95
Options exercisable	1,43,393	6,188.00	46,875	6,412.37

- The following table summarises the information about stock options outstanding as at March 31, 2025:

Plan	Number of shares arising out of options	Range of exercise price (₹)	Weighted average life of options (in years)	Weighted average exercise price (₹)
Company Options	7,46,134	5,458 - 8,051	6.20	6,594.22

- The following table summarises the information about stock options outstanding as at March 31, 2024:

Plan	Number of shares arising out of options	Range of exercise price (₹)	Weighted average life of options (in years)	Weighted average exercise price (₹)
Company Options	5,61,930	4,844 – 8,051	6.20	6,116.95

The assumptions considered in the model for valuing the ESOPs granted during the year ended March 31, 2025 and March 31, 2024 are given below:

Particulars	March 31, 2025	March 31, 2024
Dividend yield	6.83%	7.45%
Expected volatility	50.40% - 52.26%	40.12% - 46.54%
Risk-free interest rate	6.77% - 6.78%	7.02% - 7.04%
Expected life of the options	3 to 5 Years	3 to 5 Years

HDB Financial Services Limited (HDBFS)

In accordance with resolution approved by the shareholders, HDBFS has reserved shares, for issue to employees through Employee Stock Option Scheme (ESOP). On the approval of Nomination and Remuneration Committee (NRC), each ESOP is issued. The NRC has approved ESOP-10 on October 13, 2017, ESOP-11 on January 15, 2019, ESOP-12 on October 05, 2020, ESOP-13 on January 14, 2021, ESOP-13A on August 31, 2021, ESOP-14 on October 27, 2021, ESOP-15A on May 18, 2022, ESOP-15B on October 31, 2022, ESOP-16A on June 12, 2023, ESOP-16B on October 23, 2023, ESOP-16C on October 23, 2023, ESOP-17A on June 17, 2024 and ESOP-17B on September 16, 2024. Under the term of the ESOP, HDBFS may issue stock options to employees and directors of HDBFS, each of which is convertible into one equity share.

Such options vest at a definitive date, save for specific incidents, prescribed in the scheme as framed / approved by the NRC. Such options are exercisable for a period following vesting at the discretion of the NRC, subject to a maximum of four years from the date of vesting.

Movement in the options outstanding under the Employee Stock Option Plans of HDBFS

- Movement in the options outstanding under the various employee stock option plans as at March 31, 2025 and March 31, 2024:

Particulars	Number of options	Weighted average exercise price (₹)	Number of options	Weighted average exercise price (₹)
	March 31, 2025	**March 31, 2025**	March 31, 2024	March 31, 2024
Options outstanding at the beginning of the year	87,28,798	472.43	75,79,538	456.57
Granted during the year	25,55,350	534.00	32,45,570	486.66
Exercised during the year	27,01,779	461.24	16,75,483	426.48
Forfeited / lapsed during the year	2,26,258	502.91	4,20,827	479.42
Options outstanding at the end of the year	83,56,111	494.05	87,28,798	472.43
Options exercisable	19,53,960	450.94	16,76,263	423.28

- The following table summarises the information about stock options outstanding as at March 31, 2025:

Plan	Number of shares arising out of options	Range of exercise price (₹)	Weighted average life of options (in years)	Weighted average exercise price (₹)
ESOP – 11	4,960	274.00	0.84	274.00
ESOP – 12	1,01,990	300.00	1.59	300.00
ESOP – 13	1,67,725	348.00	2.84	348.00
ESOP – 13A	20,000	409.00	3.42	409.00
ESOP – 14	3,98,337	433.00	3.59	433.00
ESOP – 15A	8,38,120	457.00	4.17	457.00
ESOP – 15B	16,73,081	509.00	4.59	509.00
ESOP – 16A	11,53,546	424.00	8.25	424.00
ESOP – 16B	3,07,774	533.00	8.59	533.00
ESOP – 16C	11,45,528	533.00	8.59	533.00
ESOP – 17A	20,26,050	534.00	9.25	534.00
ESOP – 17B	5,19,000	534.00	9.51	534.00



- The following table summarises the information about stock options outstanding as at March 31, 2024:

Plan	Number of shares arising out of options	Range of exercise price (₹)	Weighted average life of options (in years)	Weighted average exercise price (₹)
ESOP – 10	42,000	213.00	0.59	213.00
ESOP – 11	16,150	274.00	1.84	274.00
ESOP – 12	1,57,517	300.00	2.59	300.00
ESOP – 13	3,22,595	348.00	3.84	348.00
ESOP – 13A	23,000	409.00	4.42	409.00
ESOP – 14	12,10,134	433.00	4.59	433.00
ESOP – 15A	10,35,390	457.00	5.17	457.00
ESOP – 15B	27,30,822	509.00	5.59	509.00
ESOP – 16A	13,44,770	424.00	9.25	424.00
ESOP – 16B	4,27,020	533.00	9.59	533.00
ESOP – 16C	14,19,400	533.00	9.59	533.00

The fair value of options has been estimated on the dates of each grant using the Black-Scholes model. The shares of HDBFS are not listed on any stock exchange. Accordingly, HDBFS had considered the volatility of the Company's stock price based on historical volatility of similar listed enterprises.

The assumptions considered in the model for valuing the ESOPs granted during the year ended March 31, 2025 and March 31, 2024 are given below:

Particulars	March 31, 2025	March 31, 2024
Dividend yield	0.58%	0.21% - 0.38%
Expected volatility	39.56% - 40.50%	38.75% - 45.70%
Risk-free interest rate	6.64% - 6.88%	6.83% - 7.26%
Expected life of the options	4.39 Years	3.46 to 3.49 Years

HDFC ERGO General Insurance Company Limited (HDFC ERGO)

HDFC ERGO had introduced an Employee Stock Option Plan 2009 (as amended) ("ESOP 2009") in financial year 2009-10. ESOP 2009 provides that eligible employees are granted options to acquire equity shares of HDFC ERGO that vest in graded manner. The options will vest over a period of two to four or five years as per the terms of the respective tranches from the date of grant and are exercisable over a period of five years from the respective dates of vesting. During the year, options vested aggregated to 18,37,637. In accordance with the RBI clarification dated August 30, 2021, HDFC ERGO has estimated the fair value of the options granted after March 31, 2021 using Black-Scholes model. This is recognised as compensation expense over the vesting period of the options with effect from April 01, 2021.

Movement in the options outstanding under the Employee Stock Option Plans of HDFC ERGO

- Movement in the options outstanding under the various employee stock option plans as at March 31, 2025:

Particulars	Number of options	Weighted average exercise price (₹)
Options outstanding as at the beginning of the year	81,08,484	495.00
Granted during the year	12,20,200	654.00
Exercised during the year	21,41,673	397.55
Forfeited / lapsed during the year	4,62,433	553.04
Options outstanding at the end of the year	67,24,578	550.90
Options exercisable	11,56,327	499.20

- The following table summarises the information about stock options outstanding as at March 31, 2025:

Plan	Number of shares arising out of options	Range of exercise price (₹)	Weighted average life of options (in years)	Weighted average exercise price (₹)
ESOP 2009	67,24,578	151 - 654	5.74 Years	550.90

- Movement in the options outstanding under the various employee stock option plans as at March 31, 2024:

Particulars	Number of options	Weighted average exercise price (₹)
Options outstanding as at July 01, 2023	86,81,867	490.07
Granted during the period	-	-
Exercised during the period	3,55,101	363.28
Forfeited / lapsed during the period	2,18,282	513.36
Options outstanding at the end of the year	81,08,484	495.00
Options exercisable	81,08,484	495.00

- The following table summarises the information about stock options outstanding as at March 31, 2024:

Plan	Number of shares arising out of options	Range of exercise price (₹)	Weighted average life of options (in years)	Weighted average exercise price (₹)
ESOP 2009	81,08,484	151 - 539	4 to 7 Years	495.00

The assumptions considered in the model for valuing the ESOPs granted during the year ended March 31, 2025 and March 31, 2024 are given below:

Particulars	March 31, 2025	March 31, 2024
Dividend yield	0.00%	-
Expected volatility	25.33% - 30.47%	-
Risk-free interest rate	7.01% - 7.02%	-
Expected life of the options	6 Years	-

HDFC Capital Advisors Limited (HDFC Capital)

The Shareholders of HDFC Capital at the extra-ordinary general meeting held on December 22, 2021 approved issuance of 3,52,528 equity shares of ₹ 10 each of HDFC Capital under ESOP-2021 to eligible employees as defined thereunder. Out of the total options approved under ESOP-2021, the Board of Directors of HDFC Capital at its meeting held on December 23, 2021 granted 2,82,020 stock options to eligible employees and reserved the remaining for future employees of HDFC Capital. There is no other stock option plan formulated by HDFC Capital. The scheme was amended and shareholders of the company at the extra-ordinary general meeting held on December 19, 2022 approved the aforesaid amendments to the ESOP–2021.

Subject to fulfilling the conditions specified in ESOP-2021 and in terms of the revised vesting schedule 50% of the options granted shall vest on the completion of 1 year from the grant date, 25% of the options granted shall vest on the completion of 2 years from the grant date and remaining 25% of the options granted shall vest on the completion of 3 years.

Estimating fair value for share-based payment transactions requires use of an appropriate valuation model. HDFC Capital measures the cost of equity-settled transactions with Option holders using Black-Scholes-Merton formula to determine the fair value of the options on the grant date.

Movement in the options outstanding under the Employee Stock Option Plans of HDFC Capital

- Movement in the options outstanding under the various employee stock option plans as at March 31, 2025:

Particulars	Number of options	Weighted average exercise price (₹)
Options outstanding as at the beginning of the year	1,41,008	928.86
Granted during the year	-	-
Exercised during the year	69,330	928.86
Forfeited / lapsed during the year	-	-
Options outstanding at the end of the year	71,678	928.86
Options exercisable	71,678	928.86

- The following table summarises the information about stock options outstanding as at March 31, 2025:

Plan	Number of shares arising out of options	Range of exercise price (₹)	Weighted average life of options (in years)	Weighted average exercise price (₹)
ESOS 21	71,678	928.86	-	928.86

- Movement in the options outstanding under the various employee stock option plans as at March 31, 2024:

Particulars	Number of options	Weighted average exercise price (₹)
Options outstanding as at July 01, 2023	1,41,008	928.86
Granted during the period	-	-
Exercised during the period	-	-
Forfeited / lapsed during the period	-	-
Options outstanding at the end of the year	1,41,008	928.86
Options exercisable	1,41,008	928.86

- The following table summarises the information about stock options outstanding as at March 31, 2024:

Plan	Number of shares arising out of options	Range of exercise price (₹)	Weighted average life of options (in years)	Weighted average exercise price (₹)
ESOS 21	1,41,008	928.86	7.02 years	928.86

HDFC Life Insurance Company Limited (HDFC Life)

HDFC Life has granted options to its employees under the ESOS 2014, ESOS 2015, ESOS 2016, ESOS 2017, ESOS 2018, ESOS 2019, ESOS 2022 and ESOS 2024 schemes. The said schemes are directly administered by HDFC Life. For all the grants, the mode of settlement is through equity shares. All the grants have graded vesting. The exercise price of ESOS 2014, ESOS 2015 and of ESOS 2016 schemes is based on the fair market value as determined by the Category I Merchant Banker registered with SEBI. The exercise price, of the options granted under ESOS 2017, ESOS 2018, ESOS 2019, ESOS 2022 and ESOS 2024 is based on the market price of the shares of HDFC Life, as defined in the respective ESOS scheme.

The fair value of options has been calculated using the Black-Scholes model.

Movement in the options outstanding under the Employee Stock Option Plans

- Movement in the options outstanding under the various employee stock option plans as at March 31, 2025:

Particulars	Number of options	Weighted average exercise price (₹)	Number of options	Weighted average exercise price (₹)
	ESOS 2016 (01-10-2016)		ESOS 2017 (14-03-2018)	
Options outstanding as at the beginning of the year	20,200	190.00	1,24,744	441.95
Granted during the year	-	-	-	-
Exercised during the year	12,000	190.00	1,92,702	441.95
Forfeited / lapsed during the year*	8,200	190.00	(71,900)	441.95
Options outstanding at the end of the year	-	-	3,942	441.95
Options exercisable	-	-	3,942	441.95

*Options forfeited / lapsed are net of options reinstated during the year

Particulars	Number of options	Weighted average exercise price (₹)	Number of options	Weighted average exercise price (₹)
	ESOS 2017 (Trust) (14-03-2018)		ESOS 2018 (01-10-2018)	
Options outstanding as at the beginning of the year	1,69,956	441.95	1,87,103	391.60
Granted during the year	-	-	-	-
Exercised during the year	-	-	79,630	391.60
Forfeited / lapsed during the year	72,838	441.95	1,420	391.60
Options outstanding at the end of the year	97,118	441.95	1,06,053	391.60
Options exercisable	97,118	441.95	1,06,053	391.60

Particulars	Number of options	Weighted average exercise price (₹)	Number of options	Weighted average exercise price (₹)
	ESOS 2019 (19-09-2019)		ESOS 2019 (19-10-2020)	
Options outstanding as at the beginning of the year	28,21,779	539.10	1,65,750	561.15
Granted during the year	-	-	-	-
Exercised during the year	4,93,124	539.10	31,250	561.15
Forfeited / lapsed during the year	14,000	539.10	3,500	561.15
Options outstanding at the end of the year	23,14,655	539.10	1,31,000	561.15
Options exercisable	23,14,655	539.10	1,31,000	561.15

Particulars	Number of options	Weighted average exercise price (₹)	Number of options	Weighted average exercise price (₹)
	ESOS 2019 (17-03-2021)		ESOS 2019 (22-10-2021)	
Options outstanding as at the beginning of the year	2,38,966	703.05	3,96,871	694.55
Granted during the year	-	-	-	-
Exercised during the year	-	-	2,000	694.55
Forfeited / lapsed during the year	-	-	21,141	694.55
Options outstanding at the end of the year	2,38,966	703.05	3,73,730	694.55
Options exercisable	2,38,966	703.05	3,36,438	694.55

Particulars	Number of options	Weighted average exercise price (₹)	Number of options	Weighted average exercise price (₹)
	ESOS 2019 (15-03-2022)		ESOS 2022 (20-10-2022)	
Options outstanding as at the beginning of the year	2,94,313	512.45	97,17,410	531.55
Granted during the year	-	-	-	-
Exercised during the year	46,313	512.45	11,93,641	531.55
Forfeited / lapsed during the year	-	-	7,45,082	531.55
Options outstanding at the end of the year	2,48,000	512.45	77,78,687	531.55
Options exercisable	2,48,000	512.45	40,80,578	531.55


Particulars	Number of options	Weighted average exercise price (₹)	Number of options	Weighted average exercise price (₹)
	ESOS 2022 (20-01-2023)		ESOS 2022 (04-10-2023)	
Options outstanding as at the beginning of the year	5,26,000	605.25	11,20,881	633.55
Granted during the year	-	-	-	-
Exercised during the year	4,800	605.25	-	-
Forfeited / lapsed during the year	8,000	605.25	62,000	633.55
Options outstanding at the end of the year	5,13,200	605.25	10,58,881	633.55
Options exercisable	72,000	605.25	3,17,665	633.55

Particulars	Number of options	Weighted average exercise price (₹)	Number of options	Weighted average exercise price (₹)
	ESOS 2019 (04-10-2023)		ESOS 2022 (14-03-2024)	
Options outstanding as at the beginning of the year	1,20,000	633.55	42,000	610.05
Granted during the year	-	-	-	-
Exercised during the year	-	-	-	-
Forfeited / lapsed during the year	-	-	-	-
Options outstanding at the end of the year	1,20,000	633.55	42,000	610.05
Options exercisable	-	-	12,600	610.05

Particulars	Number of options	Weighted average exercise price (₹)	Number of options	Weighted average exercise price (₹)
	ESOS 2019 (14-03-2024)		ESOS 2022 (02-09-2024)	
Options outstanding as at the beginning of the year	1,70,000	610.55	-	-
Granted during the year	-	-	2,90,794	738.70
Exercised during the year	-	-	-	-
Forfeited / lapsed during the year	-	-	-	-
Options outstanding at the end of the year	1,70,000	610.55	2,90,794	738.70
Options exercisable	-	-	-	-

Particulars	Number of options	Weighted average exercise price (₹)	Number of options	Weighted average exercise price (₹)
	ESOS 2024 (02-09-2024)		ESOS 2022 (13-03-2025)	
Options outstanding as at the beginning of the year	-	-	-	-
Granted during the year	3,96,252	738.70	1,67,000	632.00
Exercised during the year	-	-	-	-
Forfeited / lapsed during the year	-	-	-	-
Options outstanding at the end of the year	3,96,252	738.70	1,67,000	632.00
Options exercisable	-	-	-	-



- The following table summarises the information about stock options outstanding as at March 31, 2025:

Plan	Number of shares arising out of options	Range of exercise price (₹)	Weighted average life of options (in years)	Weighted average exercise price (₹)
ESOS 2017	3,942	441.95	0.95	441.95
ESOS (Trust) 2017	97,118	441.95	0.95	441.95
ESOS 2018	1,06,053	391.60	1.42	391.60
ESOS 2019	19,33,403	539.10	1.62	539.10
ESOS 2019	1,31,000	561.15	1.62	561.15
ESOS 2019	2,38,966	703.05	1.62	703.05
ESOS 2019	2,99,145	694.55	1.62	694.55
ESOS 2019	2,48,000	512.45	1.62	512.45
ESOS 2019	3,81,252	539.10	4.75	539.10
ESOS 2019	37,293	694.55	4.75	694.55
ESOS 2022	40,79,978	531.55	4.99	531.55
ESOS 2022	72,000	605.25	4.99	605.25
ESOS 2022	3,17,665	633.55	4.99	633.55
ESOS 2022	12,600	610.05	4.99	610.05

- Movement in the options outstanding under the various employee stock option plans as at March 31, 2024:

Particulars	Number of options	Weighted average exercise price (₹)	Number of options	Weighted average exercise price (₹)
	ESOS 2016 (01-10-2016)		ESOS 2017 (14-03-2018)	
Options outstanding as at July 01, 2023	28,270	190.00	2,19,685	441.95
Granted during the period	-	-	-	-
Exercised during the period	8,070	190.00	94,800	441.95
Forfeited / lapsed during the period	-	-	141	441.95
Options outstanding at the end of the year	20,200	190.00	1,24,744	441.95
Options exercisable	20,200	190.00	1,24,744	441.95

Particulars	Number of options	Weighted average exercise price (₹)	Number of options	Weighted average exercise price (₹)
	ESOS 2017 (Trust) (14-03-2018)		ESOS 2018 (01-10-2018)	
Options outstanding as at July 01, 2023	2,07,634	441.95	2,34,668	391.60
Granted during the period	-	-	-	-
Exercised during the period	-	-	47,565	391.60
Forfeited / lapsed during the period	37,678	441.95	-	-
Options outstanding at the end of the year	1,69,956	441.95	1,87,103	391.60
Options exercisable	1,69,956	441.95	1,87,103	391.60


Particulars	Number of options	Weighted average exercise price (₹)	Number of options	Weighted average exercise price (₹)
	ESOS 2019 (19-09-2019)		ESOS 2019 (19-10-2020)	
Options outstanding as at July 01, 2023	34,82,239	539.10	1,84,000	561.15
Granted during the period	-	-	-	-
Exercised during the period	6,10,460	539.10	11,250	561.15
Forfeited / lapsed during the period	50,000	539.10	7,000	561.15
Options outstanding at the end of the year	28,21,779	539.10	1,65,750	561.15
Options exercisable	28,21,779	539.10	1,65,750	561.15

Particulars	Number of options	Weighted average exercise price (₹)	Number of options	Weighted average exercise price (₹)
	ESOS 2019 (17-03-2021)		ESOS 2019 (22-10-2021)	
Options outstanding as at July 01, 2023	2,38,966	703.05	4,17,233	694.55
Granted during the period	-	-	-	-
Exercised during the period	-	-	-	-
Forfeited / lapsed during the period	-	-	20,362	694.55
Options outstanding at the end of the year	2,38,966	703.05	3,96,871	694.55
Options exercisable	2,38,966	703.05	3,17,086	694.55

Particulars	Number of options	Weighted average exercise price (₹)	Number of options	Weighted average exercise price (₹)
	ESOS 2019 (15-03-2022)		ESOS 2022 (20-10-2022)	
Options outstanding as at July 01, 2023	2,94,313	512.45	1,03,74,109	531.55
Granted during the period	-	-	-	-
Exercised during the period	-	-	4,71,699	531.55
Forfeited / lapsed during the period	-	-	1,85,000	531.55
Options outstanding at the end of the year	2,94,313	512.45	97,17,410	531.55
Options exercisable	2,94,313	512.45	25,55,034	531.55

Particulars	Number of options	Weighted average exercise price (₹)	Number of options	Weighted average exercise price (₹)
	ESOS 2022 (20-01-2023)		ESOS 2019 (04-10-2023)	
Options outstanding as at July 01, 2023	5,38,000	605.25	-	-
Granted during the period	-	-	1,20,000	633.55
Exercised during the period	-	-	-	-
Forfeited / lapsed during the period	12,000	605.25	-	-
Options outstanding at the end of the year	5,26,000	605.25	1,20,000	633.55
Options exercisable	40,800	605.25	-	-

Particulars	Number of options	Weighted average exercise price (₹)	Number of options	Weighted average exercise price (₹)
	ESOS 2022 (04-10-2023)		ESOS 2019 (14-03-2024)	
Options outstanding as at July 01, 2023	-	-	-	-
Granted during the period	11,20,881	633.55	1,70,000	610.05
Exercised during the period	-	-	-	-
Forfeited / lapsed during the period	-	-	-	-
Options outstanding at the end of the year	11,20,881	633.55	1,70,000	610.05
Options exercisable	-	-	-	-

Particulars	Number of options	Weighted average exercise price (₹)
	ESOS 2022 (14-03-2024)	
Options outstanding as at July 01, 2023	-	-
Granted during the period	42,000	610.05
Exercised during the period	-	-
Forfeited / lapsed during the period	-	-
Options outstanding at the end of the year	42,000	610.05
Options exercisable	-	-

- The following table summarises the information about stock options outstanding as at March 31, 2024:

Plan	Number of shares arising out of options	Range of exercise price (₹)	Weighted average life of options (in years)	Weighted average exercise price (₹)
ESOS 2016	20,200	190.00	0.50	190.00
ESOS 2017	1,24,744	441.95	1.95	441.95
ESOS (Trust) 2017	1,69,956	441.95	1.95	441.95
ESOS 2018	1,87,103	391.60	2.09	391.60
ESOS 2019	23,14,305	539.10	2.58	539.10
ESOS 2019	5,07,474	539.10	5.50	539.10
ESOS 2019	1,65,750	561.15	2.58	561.15
ESOS 2019	2,38,966	703.05	2.58	703.05
ESOS 2019	3,17,086	694.55	2.58	694.55
ESOS 2019	79,785	694.55	5.50	694.55
ESOS 2019	2,94,313	512.45	2.58	512.45
ESOS 2022	96,17,410	531.55	5.81	531.55
ESOS 2022	1,00,000	531.55	7.86	531.55
ESOS 2022	1,36,000	605.25	5.81	605.25
ESOS 2022	3,90,000	605.25	7.86	605.25
ESOS 2022	11,20,881	633.55	5.81	633.55
ESOS 2019	1,20,000	633.55	5.50	633.55
ESOS 2022	42,000	610.05	5.81	610.05
ESOS 2019	1,70,000	610.05	5.50	610.05


The assumptions considered in the model for valuing the ESOPs granted during the year ended March 31, 2025 are given below:

Particulars	ESOS 2016	ESOS 2017	ESOS (Trust) 2017
Dividend yield	0.88%	0.74%	0.74%
Expected volatility*	10.00%	28.96%	28.96%
Risk-free interest rate	6.57% - 6.80%	6.76% - 7.27%	6.76% - 7.27%
Expected life of the options	1.75 to 3.75 Years	1.75 to 3.75 Years	1.75 to 3.75 Years

Particulars	ESOS 2018	ESOS 2019	ESOS 2022
Dividend yield	0.40%	0.23% to 0.41%	0.28% to 0.32%
Expected volatility*	29.09%	29.12% - 39.73%	25.17% - 33.47%
Risk-free interest rate	8.02% - 8.15%	4.43% - 6.34%	6.70% - 7.53%
Expected life of the options	1.75 to 3.74 Years	1.68 to 5.27 Years	2.07 to 6.50 Years

Particulars	ESOS 2024
Dividend yield	0.30%
Expected volatility*	30.34% - 30.90%
Risk-free interest rate	7.00% - 7.03%
Expected life of the options	5.50 to 6.50 Years

The assumptions considered in the model for valuing the ESOPs granted during the year ended March 31, 2024 are given below:

Particulars	ESOS 2012	ESOS 2014	ESOS 2015
Dividend yield	0.00%	1.06%	1.04%
Expected volatility*	30.44% - 36.53%	33.23% - 37.15%	34.21% - 38.38%
Risk-free interest rate	8.19% - 8.74%	7.73% - 8.28%	7.41% - 7.58%
Expected life of the options	1.37 to 3.45 Years	1.75 to 3.75 Years	1.75 to 3.75 Years

Particulars	ESOS 2016	ESOS 2017	ESOS (Trust) 2017
Dividend yield	0.88%	0.74%	0.74%
Expected volatility*	10.00%	28.96%	28.96%
Risk-free interest rate	6.57% - 6.80%	6.76% - 7.27%	6.76% - 7.27%
Expected life of the options	1.75 to 3.75 Years	1.75 to 3.75 Years	1.75 to 3.75 Years

Particulars	ESOS 2018	ESOS 2019	ESOS 2022
Dividend yield	0.40%	0.23% to 0.41%	0.28% to 0.32%
Expected volatility*	29.09%	29.12% - 39.73%	27.75% - 33.47%
Risk-free interest rate	8.02% - 8.15%	4.43% - 6.34%	7.13% - 7.53%
Expected life of the options	1.74 to 3.74 Years	1.68 to 5.27 Years	2.07 to 5.07 Years



HDFC Asset Management Company Limited (HDFC AMC)

Under Employees Stock Option Scheme 2020 (ESOS 2020) of HDFC AMC, the options shall vest in three tranches. Each of these tranches consisting of 1/3 of the options granted shall vest on the completion of the 1st, 2nd and 3rd year from the date of the grant respectively. Any fractional residue shall be settled in the 3rd tranche. The options can be exercised over a period of five years from the date of respective vesting.

Movement in the options outstanding under the Employee Stock Option Plans

- Movement in the options outstanding under the various employee stock option plans as at March 31, 2025:

Particulars	Number of options	Weighted average exercise price (₹)
Options outstanding as at the beginning of the year	23,16,200	2,387.88
Granted during the year	97,500	3,755.75
Exercised during the year	3,09,086	2,242.63
Forfeited / lapsed during the year	86,585	2,004.59
Options outstanding at the end of the year	20,18,029	2,492.66
Options exercisable	12,95,700	2,713.34

- The following table summarises the information about stock options outstanding as at March 31, 2025:

Plan	Number of shares arising out of options	Range of exercise price (₹)	Weighted average life of options (in years)	Weighted average exercise price (₹)
ESOS 2020	20,18,029	1,780.90 - 3,834.55	2.90 to 6.80	2,492.66

- Movement in the options outstanding under the various employee stock option plans as at March 31, 2024:

Particulars	Number of options	Weighted average exercise price (₹)
Options outstanding as at July 01, 2023	23,60,420	2,342.71
Granted during the period	38,800	3,415.25
Exercised during the period	14,520	669.13
Forfeited / lapsed during the period	68,500	1,777.65
Options outstanding at the end of the year	23,16,200	2,387.88
Options exercisable	12,03,001	2,863.25

- The following table summarises the information about stock options outstanding as at March 31, 2024:

Plan	Number of shares arising out of options	Range of exercise price (₹)	Weighted average life of options (in years)	Weighted average exercise price (₹)
ESOS 2020	23,16,200	1,780.90 - 3,415.25	3.90 to 6.78	2,387.88


The assumptions considered in the model for valuing the ESOPs granted during the year ended March 31, 2025 and March 31, 2024 are given below:

Particulars	March 31, 2025	March 31, 2024
Dividend yield	0.84% - 2.48%	0.84% - 2.48%
Expected volatility	27.75% - 37.08%	27.75% - 37.08%
Risk-free interest rate	5.04% - 6.96%	5.04% - 6.96%
Expected life of the options	3.5 to 5.5 Years	3.5 to 5.5 Years

6. Reserves and Surplus

Statutory Reserve

During the year ended March 31, 2025, the Bank and HDBFS have made an appropriation of ₹ 17,260.30 crore (previous year: ₹ 15,684.72 crore) out of profits for the year to the Statutory Reserve pursuant to the requirements of Section 17 of the Banking Regulation Act, 1949 read with RBI guidelines and 45 IC of the RBI Act, 1934 respectively.

General Reserve

During the year ended March 31, 2025, the Group has made an appropriation of ₹ 6,734.74 crore (previous year: ₹ 6,081.23 crore) out of profits for the year to the General Reserve. Further, the Group has transferred ₹ 15.22 crore (previous year: ₹ 1.34 crore) from Employees Stock Options Outstanding to General Reserve on lapses of share-linked instruments.

On transition to the revised norms on investments, the group has recognised a net gain of ₹ 1,113.78 crore (net of tax ₹ 405.86 crore and minority interest of ₹ 914.25 crore) which has been credited to General Reserve.

Special Reserve

During the year ended March 31,2025, the Bank has made an appropriation of ₹ 3,200.00 crore (previous year: ₹ 3,000.00 crore) to the Special Reserve as per Section 36(1) (viii) of the Income-tax Act, 1961.

Amalgamation Reserve I

The balance of ₹ 1,063.56 crore represents excess of net assets taken over the paid-up value of equity shares issued as consideration with respect to amalgamation of Times Bank Limited during FY 2000 and Centurion Bank of Punjab Limited during FY 2009 with the Bank.

Amalgamation Reserve II

During the previous year, the share capital of ₹ 311.04 crore issued by the Bank as consideration pursuant to the Scheme was adjusted against the corresponding share capital of eHDFC Limited of ₹ 370.29 crore and the difference was adjusted to Amalgamation Reserve. Further, excess of cost over face value of investment in shares of the Bank by eHDFC Limited of ₹ 14,006.31 crore was adjusted to Amalgamation Reserve. Consequently, the Bank recognised a debit balance of ₹ 13,947.06 crore in the Amalgamation Reserve as a result of these adjustments.

Capital Reserve

During the year ended March 31, 2025, the Bank has made an appropriation of ₹ 507.00 crore (previous year: ₹ 4,166.42 crore), being the profit on sale of investments under HTM category and profit on sale of immovable properties, net of taxes and transfer to Statutory Reserve, from the Profit and Loss Account to the Capital Reserve.

Investment Reserve Account

On transition to the revised norms on investments, the Bank has transferred ₹ 529.42 crore from the Investment Reserve Account (IRA) to Investment Fluctuation Reserve (IFR).

In the previous year, the Bank had transferred ₹ 529.42 crore (net) from the Profit and Loss Account to the IRA as per the RBI guidelines.

Investment Fluctuation Reserve

On transition to the revised norms on investments, the Bank has transferred ₹ 529.42 crore from the IRA to IFR.

During the year ended March 31, 2025, the Bank has made an appropriation of ₹ Nil (previous year: ₹ 378.00 crore) to IFR. As per RBI guidelines, banks are required to maintain an IFR equivalent to 2.00% of their AFS and FVTPL investment portfolios. The balance in the IFR as at March 31, 2025 is 2.55% (previous year: 3.48%^) of the Bank's AFS and FVTPL investment portfolios.

^ For the year ended March 31, 2024 the ratio represents closing balance in IFR as a percentage of closing balance of investments in AFS and HFT categories.

Foreign Currency Translation Reserve

As at March 31, 2025, the Group has recognised ₹ 1,083.52 crore (previous year: ₹ 883.79 crore) as Foreign Currency Translation Reserve on account of translation of foreign currency assets and liabilities of non-integral foreign operations.

Cash Flow Hedge Reserve

As at March 31, 2025, the Group has recognised debit of ₹ 92.16 crore (previous year: credit of ₹ 832.30 crore) as Cash Flow Hedge Reserve on derivative contracts designated as cash flow hedge.

Other Reserve

As at March 31, 2025, Other Reserve represents fair value change account of ₹ 14.02 crore (previous year: ₹ 145.58 crore) recognised by insurance entities.

AFS Reserve

Pursuant to the revised norms on investments, the net appreciation or depreciation on all performing investments held under AFS category is directly credited or debited to AFS Reserve. Accordingly, as at March 31, 2025 the Group has recognised ₹ 616.85 crore, net of taxes as AFS Reserve.

Capital reserve on consolidation (net of goodwill)

On consolidation the Group has recognised net Capital Reserve of ₹ 3,223.50 crore (previous year: ₹ 3,290.03 crore) net of goodwill of ₹ 501.56 crore (previous year: ₹ 488.97 crore).

7. Deposit under lien and Securities kept as margin:

Balances with banks in other deposit accounts under Schedule 7 include ₹ 4,638.47 crore (previous year: ₹ 4,402.62 crore) which are under lien.

The details of securities under Schedule 8 that are kept as margin:

(₹ crore)

Sr. No.	Particulars	Face value as at March 31	
		2025	2024
I.	Securities kept as margin with Clearing Corporation of India towards:		
	a) Collateral and funds management – Securities segment	9,720.00	9,547.00
	b) Collateral and funds management –Tri-party Repo	116,355.00	39,053.00
	c) Default fund – Forex Forward segment	362.10	247.10
	d) Default fund – Forex Settlement segment	86.05	51.05
	e) Default fund – Rupee Derivatives (Guaranteed Settlement) segment	199.15	199.15
	f) Default fund – Securities segment	271.00	263.00
	g) Default fund –Tri-party repo segment	61.00	59.00
II.	Securities kept as margin with the RBI towards:		
	a) Real Time Gross Settlement (RTGS)	91,562.48	64,687.48
	b) Repo transactions	174,419.38	65,172.27
III.	Securities kept as margin with National Securities Clearing Corporation of India (NSCCIL) towards NSE Currency Derivatives segment.	-	-
IV.	Securities kept as margin with Indian Clearing Corporation Limited towards BSE Currency Derivatives segment.	458.72	358.72
V.	Securities kept as margin with National Securities Clearing Corporation of India (NSCCIL) towards Capital market.	2,625.36	2,116.11
VI.	Mutual funds marked as lien with stock exchange for margin requirement.	239.39	-

8. Details of derivatives contracts for Group

The Group enters into various types of currency / interest rate derivative contracts which include forwards, swaps, futures, and options. The notional amounts of financial instruments such as foreign exchange contracts and derivatives provide a basis for comparison with the instruments recognised on the Balance Sheet but do not necessarily indicate the amounts of future cash flows involved or the current fair value of the instruments and, therefore, do not indicate the Group's exposure to credit or price risks. The notional principal amounts outstanding for such derivatives contracts are as under:

(₹ crore)

Particulars	March 31, 2025	March 31, 2024	Purpose
Interest rate derivative	810,553.44	551,311.15	Trading
Interest rate derivative	270,143.12	291,364.53	Hedging
Forward contracts	1,224,428.67	1,151,750.54	Trading
Forward contracts	69,063.80	60,802.25	Hedging
Currency derivative	53,216.03	41,318.47	Trading
Currency derivative	22,223.51	30,442.83	Hedging

For the purpose of this disclosure; currency derivatives include currency options purchased and sold and cross currency swaps; forward contracts include foreign exchange spot, forward and swap contracts; interest rate derivatives include interest rate swaps, forward rate agreements and interest rate caps and floors.


9. Penalties levied by the RBI

During the year ended March 31, 2025, RBI has levied following penalties on the Bank:

- RBI vide its letter dated September 10, 2024 levied a penalty of ₹ 10,000,000 on the Bank for giving gifts to the depositors at the time of accepting deposits, for opening certain savings accounts in the names of ineligible entities and for failure to ensure that customers are not contacted after 7 pm and before 7am, in contravention to the Reserve Bank directions on 'Interest Rate on Deposits' and 'Recovery Agents engaged by Banks'.

- RBI vide its letter dated March 26, 2025 levied a penalty of ₹ 7,500,000 on the Bank for not categorising certain customers into low, medium and high-risk category based on its assessment and risk perception and for allotting multiple customer identification code to certain customers instead of a Unique Customer Identification Code (UCIC) for each customer, which were in contravention to Reserve Bank directions on 'Know Your Customer (KYC)'.

The penalties have been paid by the Bank and has initiated / taken corrective measures, as necessary, to align the operations / procedures in line with the applicable regulations.

During the year ended March 31, 2024, RBI vide its letter dated November 30, 2023 levied a penalty of ₹ 10,000 on the Bank under Section 11(3) of FEMA, 1999 towards not obtaining RBI's approval for maintaining current and fixed deposit accounts of a foreign bank post cancellation of their license by RBI, which was in contravention to the para 13 of AP (DIR Series) Circular no. 67 dated May 05, 2016. The penalty was paid by the Bank.

10. Provisions and contingencies

The break-up of 'Provisions and contingencies' included in the Consolidated Profit and Loss Account is given below:

(₹ crore)

Particulars	March 31, 2025	March 31, 2024
Provision for income tax[1]		
- Current	20,942.26	13,948.91
- Deferred	1,859.62	(2,826.81)
Provision for NPAs[2]	15,543.54	12,532.49
Provision for diminution in value of non-performing investments	(158.30)	7.56
Provision for standard assets	309.96	1,215.10
Floating provisions	-	10,900.00
Other provisions and contingencies[3]	(1,520.59)	363.13
Total	**36,976.49**	**36,140.38**

1. *Provision for income tax is net of write-back of provision no longer required of Nil (previous year: ₹ 6,325.04 crore), pursuant to favourable orders received by the Bank.*

2. *Includes loss on sale of NPAs / stressed assets.*

3. *Includes provisions / (write-back) for tax, legal and other contingencies ₹ (866.83) crore (previous year: ₹ (644.55) crore), provisions / (write-back) for securitised-out assets Nil (previous year: ₹ (26.81) crore) and provision / (write-back) towards investments in Alternate Investment Funds ₹ (746.24) crore (previous year: ₹ 1,034.49 crore).*


11. Other liabilities

The Group has presented gross unrealised gain on foreign exchange and derivative contracts under other assets and gross unrealised loss on foreign exchange and derivative contracts under other liabilities. Accordingly, other liabilities as at March 31, 2025 include unrealised loss on foreign exchange and derivative contracts of ₹ 14,092.54 crore (previous year: ₹ 10,513.94 crore).

As at March 31, 2025, the Group has recorded deferred tax liabilities of ₹ 307.59 crore (previous year: Nil). The break-up of the same is as follows:

(₹ crore)

Particulars	March 31, 2025	March 31, 2024
Deferred tax liability arising out of:		
Investments and derivatives	94.42	-
Depreciation	234.59	-
Others	3.56	-
Total (a)	**332.57**	**-**
Deferred tax asset arising out of:		
Employee benefits	10.99	-
Depreciation	11.49	-
Others	2.50	-
Total (b)	**24.98**	**-**
Deferred tax liability (a-b)	**307.59**	**-**

12. Other fixed assets

Other fixed assets include amount capitalised relating to software, licenses, BSE card and electronic trading platform etc. Details regarding the same are tabulated below:

(₹ crore)

Particulars	March 31, 2025	March 31, 2024
Cost		
As at March 31 of the previous year	7,801.61	5,474.26
Addition on amalgamation (Refer Schedule 18(1))	-	1,003.14
Additions during the year	2,014.82	1,346.83
Deductions during the year	(103.56)	(22.62)
Total (a)	**9,712.87**	**7,801.61**
Depreciation		
As at March 31 of the previous year	5,544.19	3,947.61
Addition on amalgamation (Refer Schedule 18(1))	-	696.35
Charge for the year	1,148.80	922.86
On deductions during the year	(102.39)	(22.63)
Total (b)	**6,590.60**	**5,544.19**
Net value (a-b)	**3,122.27**	**2,257.42**



13. Other assets

Other assets include deposits placed with NABARD / SIDBI / NHB on account of shortfall in lending to priority sector of ₹ 107,160.11 crore (previous year: ₹ 118,007.02 crore).

The Group has presented gross unrealised gain on foreign exchange and derivative contracts under other assets and gross unrealised loss on foreign exchange and derivative contracts under other liabilities. Accordingly, other assets as at March 31, 2025 include unrealised gain on foreign exchange and derivative contracts of ₹ 18,786.22 crore (previous year: ₹ 11,789.89 crore).

As at March 31, 2025, the Group has recorded deferred tax asset of ₹ 7,137.50 crore (previous year: ₹ 9,301.96 crore). The break-up of the same is as follows:

(₹ crore)

Particulars	March 31, 2025	March 31, 2024
Deferred tax asset arising out of:		
Loan loss and contingencies	12,834.70	12,951.90
Employee benefits	1,384.99	1,096.90
Depreciation	89.23	101.42
Others	371.39	784.00
Total (a)	**14,680.31**	**14,934.22**
Deferred tax liability arising out of:		-
Special reserve u/s 36(1)(viii) of the Income tax Act, 1961	6,191.81	5,385.82
Investments and derivatives	985.26	216.55
Depreciation	31.46	25.14
Others	334.28	4.75
Total (b)	**7,542.81**	**5,632.26**
Deferred tax asset (a-b)	**7,137.50**	**9,301.96**

14. Other income

Commission, exchange and brokerage income

Commission, exchange and brokerage income is presented net of related commission expenses for the Bank.

15. Employee benefits

Gratuity

(₹ crore)

Particulars	March 31, 2025	March 31, 2024
Reconciliation of opening and closing balance of the present value of the defined benefit obligation		
Present value of obligation as at April 1	**1,920.70**	**1,175.17**
Liabilities assumed on amalgamation (Refer Schedule 18(1))	-	618.83
Interest cost	134.43	98.40
Current service cost	338.48	236.88
Benefits paid	(147.58)	(201.56)


Actuarial (gain) / loss on obligation:		
Experience adjustment	(21.60)	(27.36)
Assumption change	67.63	20.34
Present value of obligation as at March 31	**2,292.06**	**1,920.70**
Reconciliation of opening and closing balance of the fair value of the plan assets		
Fair value of plan assets as at April 1	**1,967.55**	**1,091.61**
Assets assumed on amalgamation (Refer Schedule 18(1))	-	573.67
Expected return on plan assets	133.32	106.43
Contributions	121.21	82.96
Benefits paid	(137.52)	(178.05)
Actuarial gain / (loss) on plan assets:		
Experience adjustment	24.84	290.93
Assumption change	-	-
Fair value of plan assets as at March 31	**2,109.40**	**1,967.55**
Amount recognised in Balance Sheet		
Fair value of plan assets as at March 31	2,109.40	1,967.55
Present value of obligation as at March 31	(2,292.06)	(1,920.70)
Asset / (liability) as at March 31	**(182.66)**	**46.85**
Expenses recognised in Consolidated Profit and Loss Account		
Interest cost	134.20	96.35
Current service cost	338.48	236.88
Expected return on plan assets	(133.09)	(104.38)
Net actuarial (gain) / loss recognised in the year	21.20	(297.96)
Net cost	**360.79**	**(69.11)**
Actual return on plan assets	158.16	397.36
Estimated contribution for the next year	295.06	165.92
Assumptions		
Discount rate	6.50% - 6.75% p.a.	7.15% - 7.21% p.a.
Expected return on plan assets	6.50% - 6.75% p.a.	6.50% - 7.21% p.a.
Salary escalation rate	4.00% - 14.00% p.a.	3.00% - 15.00% p.a.

The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors.

Expected rate of return on investments is determined based on the assessment made by the Group at the beginning of the year with regard to its existing portfolio. Major categories of plan assets as a percentage of fair value of total plan assets are given below:

	% of fair value to total plan assets as at	
Category of plan assets	**March 31, 2025**	March 31, 2024
Government securities	45.54%	47.62%
Debenture and bonds	17.88%	17.59%
Equity shares	30.63%	30.34%
Others	5.95%	4.45%
Total	**100.00%**	**100.00%**

Experience adjustment

(₹ crore)

Particulars	Years ended March 31,				
	2025	2024	2023	2022	2021
Plan assets	2,109.40	1,967.55	1,091.61	1,001.91	834.44
Defined benefit obligation	2,292.06	1,920.70	1,175.17	1,090.59	1,017.22
Surplus / (deficit)	(182.66)	46.85	(83.56)	(88.68)	(182.78)
Experience adjustment gain / (loss) on plan assets	24.84	290.93	(38.70)	22.14	107.65
Experience adjustment (gain) / loss on plan liabilities	(21.60)	(27.36)	8.44	(51.23)	41.30

Pension

(₹ crore)

Particulars	March 31, 2025	March 31, 2024
Reconciliation of opening and closing balance of the present value of the defined benefit obligation		
Present value of obligation as at April 1	**103.47**	**107.82**
Interest cost	7.05	7.61
Current service cost	2.57	1.83
Past service cost	-	-
Benefits paid	(11.17)	(9.85)
Actuarial (gain) / loss on obligation:		
Experience adjustment	17.40	16.83
Assumption change	6.99	(20.77)
Present value of obligation as at March 31	**126.31**	**103.47**
Reconciliation of opening and closing balance of the fair value of the plan assets		
Fair value of plan assets as at April 1	**16.16**	**0.31**
Expected return on plan assets	1.05	0.53
Contributions	9.99	24.18
Benefits paid	(11.17)	(9.85)
Actuarial gain / (loss) on plan assets:		
Experience adjustment	0.13	0.99
Assumption change	-	-
Fair value of plan assets as at March 31	**16.16**	**16.16**
Amount recognised in Balance Sheet		
Fair value of plan assets as at March 31	16.16	16.16
Present value of obligation as at March 31	(126.31)	(103.47)
Asset / (liability) as at March 31	**(110.15)**	**(87.31)**
Expenses recognised in Consolidated Profit and Loss Account		
Interest cost	7.05	7.61
Current service cost	2.57	1.83
Past service cost	-	-
Expected return on plan assets	(1.05)	(0.53)


(₹ crore)

Particulars	March 31, 2025	March 31, 2024
Net actuarial (gain) / loss recognised in the year	24.26	(4.94)
Net cost	**32.83**	**3.97**
Actual return on plan assets	1.18	1.53
Estimated contribution for the next year	12.98	7.78
Assumptions		
Discount rate	6.70% p.a.	7.20% p.a.
Expected return on plan assets	6.50% p.a.	6.50% p.a.
Salary escalation rate	7.00% p.a.	7.00% p.a.

The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors.

Expected rate of return on investments is determined based on the assessment made by the Group at the beginning of the year with regard to its existing portfolio. Major categories of plan assets as a percentage of fair value of total plan assets are given below.

Category of plan assets	% of fair value to total plan assets as at	
	March 31, 2025	March 31, 2024
Government securities	8.81%	8.81%
Debenture and bonds	1.06%	1.02%
Others	90.13%	90.17%
Total	**100.00%**	**100.00%**

Experience adjustment

(₹ crore)

Particulars	Years ended March 31,				
	2025	2024	2023	2022	2021
Plan assets	16.16	16.16	0.31	0.88	0.33
Defined benefit obligation	126.31	103.47	107.82	88.02	89.99
Surplus / (deficit)	(110.15)	(87.31)	(107.51)	(87.14)	(89.66)
Experience adjustment gain / (loss) on plan assets	0.13	0.99	0.22	0.39	(0.20)
Experience adjustment (gain) / loss on plan liabilities	17.40	16.83	3.32	6.44	31.41

Provident fund

The guidance note on AS-15 "Employee Benefits", states that employer established provident funds, where interest is guaranteed are to be considered as defined benefit plans and the liability has to be valued. The Institute of Actuaries of India (IAI) has issued a guidance note on valuation of interest rate guarantees on exempt provident funds. The actuary has accordingly valued the same and as at March 31, 2025, no provision is required (previous year: Nil), towards the present value of the guaranteed interest benefit obligation. The actuary has followed the deterministic approach as prescribed by the guidance note.


Assumptions

Particulars	March 31, 2025	March 31, 2024
Discount rate (GOI security yield)	6.70% p.a.	7.20% p.a.
Expected guaranteed interest rate	8.25% p.a.	8.25% p.a.

The Group contributed ₹ 1,110.49 crore (previous year: ₹ 990.58 crore) to the provident fund, ₹ 34.49 crore (previous year: ₹ 18.80 crore) to the National Pension Scheme (for employees who opted) and ₹ 96.66 crore (previous year: ₹ 92.70 crore) to the superannuation plan.

Compensated absences

The actuarial liability of compensated absences of accumulated privileged and sick leaves of the employees of the Group is given below

(₹ crore)

Particulars	March 31, 2025	March 31, 2024
Privileged leave	158.95	129.38
Sick leave	13.48	10.69
Total actuarial liability	**172.43**	**140.07**
Assumptions		
Discount rate	5.75% - 6.75% p.a.	5.20% - 7.21% p.a.
Salary escalation rate	5.00% - 14.00% p.a.	4.00% - 10.48% p.a.

The Code on Social Security 2020 ('the Code') relating to employee benefits, during the employment and post-employment, has received Presidential assent on September 28, 2020. The Code has been published in the Gazette of India. Further, the Ministry of Labour and Employment has released draft rules for the Code on November 13, 2020. The effective date from which the changes are applicable is yet to be notified and rules for quantifying the financial impact are not yet issued. The Group will assess the impact of the Code and will give appropriate impact in the consolidated financial statements in the period in which, the Code becomes effective and the related rules to determine the financial impact are published.

16. Segment reporting

Business segments

Business segments have been identified and reported taking into account, the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by RBI. The Group operates in the following segments:

a) Treasury

The treasury segment primarily consists of net interest earnings from the Bank's investment portfolio, money market borrowing and lending, gains or losses on investment operations and on account of trading in foreign exchange and derivative contracts.

b) Retail banking

i. Digital banking

The digital banking segment represents business by Digital Banking Units (DBUs) of the Bank. The said DBUs serves retail customers through the Bank's digital network and other online channels. This segment raises deposits from customers and provides loans and other services to customers.


Revenues of the DBUs are derived from interest earned on retail loans, fees from services rendered, etc. Expenses of this segment primarily comprise of interest expense on deposits, infrastructure and premises expenses for operating the DBUs, other direct overheads and allocated expenses of specialist product groups.

ii.   Non digital banking

The retail banking segment serves retail customers through the Bank's branch network and other channels. This segment raises deposits from customers and provides loans and other services to customers with the help of specialist product groups. Exposures are classified under retail banking taking into account the status of the borrower (orientation criterion), the nature of product, granularity of the exposure and the quantum thereof.

Revenues of the retail banking segment are derived from interest earned on retail loans, interest earned from other segments for surplus funds placed with those segments, subvention received from dealers and manufacturers, fees from services rendered, foreign exchange earnings on retail products etc. Expenses of this segment primarily comprise interest expense on deposits, commission paid to retail assets sales agents, infrastructure and premises expenses for operating the branch network and other delivery channels, personnel costs, other direct overheads and allocated expenses of specialist product groups, processing units and support groups.

c)   Wholesale banking

The wholesale banking segment provides loans, non-fund facilities and transaction services to large corporates, emerging corporates, public sector units, government bodies, financial institutions and medium scale enterprises. Revenues of the wholesale banking segment consist of interest earned on loans made to customers, interest / fees earned on the cash float arising from transaction services, earnings from trade services and other non-fund facilities and also earnings from foreign exchange and derivative transactions on behalf of customers. The principal expenses of the segment consist of interest expense on funds borrowed from external sources and other internal segments, premises expenses, personnel costs, other direct overheads and allocated expenses of delivery channels, specialist product groups, processing units and support groups.

d)   Other banking Operations

This segment includes income from parabanking activities such as credit cards, debit cards, third party product distribution, primary dealership business and the associated costs.

e)   Insurance business

This segment includes the operations of HDFC Life Insurance Company Limited (consolidated) and HDFC ERGO General Insurance Company Limited.

f)   Others

Includes the operations of consolidated entities of the Bank, not covered in any of the above segments.

g)   Unallocated

All items which are reckoned at an enterprise level are classified under this segment. This includes capital and reserves, minority interest, debt classified as Tier 1 or Tier 2 capital and other unallocable assets and liabilities such as deferred tax, etc.

Segment revenue includes earnings from external customers plus earnings from funds transferred to other segments. Segment result includes revenue less interest expense less operating expense and provisions, if any, for that segment. Segment-wise income and expenses include certain allocations. Interest income is charged by a segment that provides funding to another segment, based on yields benchmarked to an internally approved yield curve or at a certain agreed transfer price rate. Transaction charges are levied by the retail banking segment to the wholesale banking segment for the use by its customers of the retail banking segment's branch network or other delivery channels. Segment capital employed represents the net assets in that segment.



Geographic segments

The geographic segments of the Bank are categorised as domestic operations and foreign operations. Domestic operations comprise branches in India and foreign operations comprise branches outside India.

Segment reporting for the year ended March 31, 2025 is given below:

Business segments:

(₹ crore)

Sr. No.	Particulars	Treasury	Retail banking		Wholesale banking	Other banking business	Insurance business	Other	Total
			Digital banking #	Non digital banking					
1	Segment revenue	62,227.48	8.59	283,426.20	191,964.51	35,449.05	107,630.27	17,136.34	697,842.44
2	Unallocated revenue								-
3	Less: Inter-segment revenue								226,926.51
4	Income from operations (1) + (2) - (3)								470,915.93
5	Segment results	4,605.36	0.04	27,309.07	44,543.96	14,363.75	5,953.61	1,810.38	98,586.17
6	Unallocated expenses								2,344.12
7	Income tax expense (including deferred tax)								22,801.88
8	Net profit (5)-(6)-(7)								73,440.17
9	Segment assets	991,874.12	81.15	1,533,809.12	1,247,937.97	112,358.81	372,256.74	109,961.74	4,368,279.65
10	Unallocated assets								24,137.77
11	Total assets (9)+(10)								4,392,417.42
12	Segment liabilities	83,340.18	86.16	2,312,429.69	956,136.34	8,513.18	358,568.57	86,926.10	3,806,000.22
13	Unallocated liabilities								48,268.77
14	Total liabilities (12) + (13)								3,854,268.99
15	Capital employed (9) - (12) (Segment assets - Segment liabilities)								562,279.43
16	Unallocated (10) - (13)								(24,131.00)
17	Total (15) + (16)								538,148.43
18	Capital expenditure	71.43	-	4,399.07	400.46	833.05	701.81	340.72	6,746.54
19	Depreciation	30.20	-	2,774.26	250.78	324.23	219.26	206.50	3,805.23
20	Provisions for non - performing assets / others*	-	-	9,138.23	(1,729.99)	4,241.18	61.19	2,464.00	14,174.61
21	Unallocated other provisions*						-		-

Represents material non-cash charge other than depreciation and taxation.

 # Information about Digital Banking Segment reported as a sub-segment of Retail Banking Segment is related to Digital Banking Units of the Bank.


Geographic segments:

(₹ crore)

Particulars	Domestic	International	Total
Revenue	465,946.32	4,969.61	470,915.93
Assets	4,299,887.56	92,529.86	4,392,417.42
Capital expenditure	6,737.00	9.54	6,746.54

Segment reporting for the year ended March 31, 2024 is given below:

Business segments:

(₹ crore)

Sr. No.	Particulars	Treasury	Retail banking		Wholesale banking	Other banking operations	Insurance business	Other	Total
			Digital banking #	Non digital banking					
1	Segment revenue	61,653.66	3.37	233,634.50	175,520.23	30,050.38	86,877.22	13,536.00	601,275.36
2	Unallocated revenue								-
3	Less: Inter-segment revenue								193,280.59
4	Income from operations (1) + (2) - (3)								407,994.77
5	Segment results**	14,190.10	(1.23)	15,661.14	32,280.98	11,104.00	3,321.30	2,352.00	78,908.29
6	Unallocated expenses								2,339.69
7	Income tax expense (including deferred tax)								11,122.10
8	Net profit (5) - (6) - (7)								65,446.50
9	Segment assets	822,926.80	51.34	1,395,037.69	1,274,899.43	97,097.23	322,984.00	89,587.20	4,002,583.69
10	Unallocated assets								27,610.57
11	Total assets (9) + (10)								4,030,194.26
12	Segment liabilities**	94,557.67	56.18	2,046,617.47	973,987.85	8,212.98	311,998.00	71,040.35	3,506,470.50
13	Unallocated liabilities								53,945.11
14	Total liabilities (12) + (13)								3,560,415.61
15	Capital employed (9) - (12) (Segment assets - Segment liabilities)								496,113.19
16	Unallocated (10) - (13)								(26,334.54)
17	Total (15) + (16)								469,778.65
18	Capital expenditure	31.45	-	4,168.78	49.06	532.55	313.99	239.96	5,335.79
19	Depreciation	26.01	-	2,343.71	204.67	235.71	125.77	156.21	3,092.08
20	Provisions for non - performing assets / others*	-	-	12,798.00	6,781.15	3,913.00	(56.01)	1,582.14	25,018.28
21	Unallocated other provisions*					-			-

*   Represents material non-cash charge other than depreciation and taxation.

** Segment Results and Liabilities are after considering the impact of Floating Provisions in the respective segments.

\# Information about Digital Banking Segment reported as a sub-segment of Retail Banking Segment is related to Digital Banking Units of the Bank.

Geographic segments:

(₹ crore)

Particulars	Domestic	International	Total
Revenue	403,356.00	4,638.77	407,994.77
Assets	3,954,614.44	75,579.82	4,030,194.26
Capital expenditure	5,334.46	1.33	5,335.79

17. Related party disclosures

As per AS-18, Related Party Disclosures read with RBI Master Direction on Financial Statements – Presentation and Disclosures, the HDFC Bank Group's related parties are disclosed below:

Subsidiaries

HDFC Education and Development Services Private Limited (ceased to be a related party with effect from October 18, 2024)

Key management personnel

Mr. Sashidhar Jagdishan, Managing Director and Chief Executive Officer

Mr. Kaizad Bharucha, Deputy Managing Director

Mr. Bhavesh Zaveri, Executive Director

Mr. V. Srinivasa Rangan, Executive Director

Relatives of key management personnel and their interested entities

Ms. Nagsri Sashidhar, Mr. Dhruv Sashidhar, Mr. Jagdishan Chandrasekharan, Ms. Mythra Mahesh, Mr. Mahesh Babu Ramamurthy, Nagsri - Creating Special Memories, Ms. Havovi Bharucha, Mr. Huzaan Bharucha, Mr. Danesh Bharucha, Mr. Darius Bharucha, Ms. Dilnaaz D Bharucha, Ms. Mala B. Zaveri, Ms. Bhakti Zaveri, Mr. Akash Metawala, Ms. Niharika Zaveri, Mr. Dev Metawala, Mr. Paresh Zaveri, Ms. Kavita Zaveri, Mr. Hitesh Zaveri, Mr. Tushar Pandey (with effect from February 23, 2025), Aurionpro Solutions Limited, Trejhara Solutions Limited, Ms. S. Anuradha, Ms. V. Jayam, Ms. S. Abinaya Rangan.

A specific related party transaction is a significant transaction wherever it exceeds 10% of all related party transactions in that category.

- Interest paid: Aurionpro Solutions Limited ₹ 7.98 crore

- Interest received: Mr. Sashidhar Jagdishan ₹ 0.09 crore; Mr. Bhavesh Zaveri ₹ 0.04 crore; Ms. S. Abinaya Rangan ₹ 0.03 crore

- Rendering of services: Mr. Kaizad Bharucha ₹ 2.54 crore; Mr. Sashidhar Jagdishan ₹ 1.24 crore; Aurionpro Solutions Limited ₹ 0.55 crore

- Receiving of services: Aurionpro Solutions Limited ₹ 12.03 crore

- Dividend paid: Mr. Kaizad Bharucha ₹ 4.14 crore; Mr. Sashidhar Jagdishan ₹ 3.40 crore; Mr. V. Srinivasa Rangan ₹ 2.91 crore

- Fixed Assets purchased from: Trejhara Solutions Limited ₹ 9.98 crore; Aurionpro Solutions Limited ₹ 9.55 crore


The Group's related party balances and transactions for the year ended March 31, 2025 are summarised as follows:

(₹ crore)

Items / Related party	Subsidiaries*	Key management personnel (KMP)	Relatives of KMP & their interested entities	Total
Deposits taken	-	11.31	195.53	206.84
	(20.27)	(32.51)	(195.53)	(248.31)
Deposits placed	-	0.02	0.02	0.04
	-	(0.02)	(0.02)	(0.04)
Advances given	-	2.74	0.31	3.05
	-	(2.74)	(0.61)	(3.35)
Fixed assets purchased from	-	-	19.53	19.53
Fixed assets sold to	-	-	-	-
Interest paid to	0.64	0.64	8.31	9.59
Interest received from	-	0.13	0.03	0.16
Income from services rendered to	0.07	3.97	0.97	5.01
Expenses for receiving services from	-	0.12	13.25	13.37
Equity investments	-	-	-	-
	(200.00)	-	-	(200.00)
Other investments	-	-	-	-
	-	-	-	-
Dividend paid to	-	10.82	1.74	12.56
Dividend received from	-	-	-	-
Receivable from / Advance paid	-	-	-	-
	(0.05)	-	-	(0.05)
Payable to	-	-	-	-
	-	-	-	-
Guarantees given	-	-	73.42	73.42
	-	-	(84.76)	(84.76)
Remuneration paid	-	34.62	-	34.62

*   *Subsidiaries which are not consolidated.*

Denotes amount less than ₹ 1 lakh.

- *Figures in bracket indicate maximum balance outstanding during the year based on comparison of the total outstanding balances at each quarter-end.*

- *Remuneration paid is ₹ 11.23 crore to Mr. Sashidhar Jagdishan, ₹ 8.02 crore to Mr. Kaizad Bharucha, ₹ 6.52 crore to Mr. Bhavesh Zaveri and ₹ 8.85 crore to Mr. V. Srinivasa Rangan. (excluding value of employee stock options exercised during the year).*

- *Bonus and retiral benefits for key managerial personnel are accrued as a part of an overall pool and are not allocated against the key managerial personnel. These will be paid based on approval from RBI. As of March 31, 2025, approved unpaid deferred bonus in respect of earlier years was ₹ 14.51 crore.*

The Group's related party balances and transactions for the year ended March 31, 2024 are summarised as follows:

Promoter

Erstwhile Housing Development Finance Corporation Limited (amalgamated with and into the Bank with effect from July 01, 2023)

Subsidiaries

Pursuant to the amalgamation of eHDFC Limited with and into the Bank, following entities became subsidiaries of the Bank with effect from July 01, 2023

HDFC Credila Financial Services Limited (ceased to be a related party with effect from March 19, 2024)
HDFC Education and Development Services Private Limited

Key management personnel

Mr. Sashidhar Jagdishan, Managing Director and Chief Executive Officer

Mr. Kaizad Bharucha, Deputy Managing Director

Mr. Bhavesh Zaveri, Executive Director (appointed with effect from April 19, 2023)

Mr. V. Srinivasa Rangan, Executive Director (appointed with effect from November 23, 2023)

Relatives of key management personnel and their interested entities

Ms. Nagsri Sashidhar, Mr. Dhruv Sashidhar, Mr. Jagdishan Chandrasekharan, Ms. Mythra Mahesh, Mr. Mahesh Babu Ramamurthy, Nagsri - Creating Special Memories, Ms. Havovi Bharucha, Mr. Huzaan Bharucha, Mr. Danesh Bharucha, Mr. Darius Bharucha, Ms. Dilnaaz D Bharucha

With effect from April 19, 2023 – Ms. Mala B. Zaveri, Ms. Bhakti Zaveri, Mr. Akash Metawala, Ms. Niharika Zaveri, Mr. Dev Metawala, Mr. Paresh Zaveri, Ms. Kavita Zaveri, Mr. Hitesh Zaveri, Aurionpro Solutions Limited, Trejhara Solutions Limited

With effect from November 23, 2023 – Ms. S. Anuradha, Ms. V. Jayam, Ms. S. Abinaya Rangan

A specific related party transaction is a significant transaction wherever it exceeds 10% of all related party transactions in that category.

- Interest paid: HDFC Credila Financial Services Limited ₹ 7.70 crore, Housing Development Finance Corporation Limited ₹ 3.06 crore

- Interest received: HDFC Credila Financial Services Limited ₹ 200.31 crore

- Rendering of services: Housing Development Finance Corporation Limited ₹ 161.72 crore, HDFC Credila Financial Services Limited ₹ 37.28 crore

- Receiving of services: Housing Development Finance Corporation Limited ₹ 236.64 crore, HDFC Credila Financial Services Limited ₹ 42.14 crore

- Dividend paid: Mr. Kaizad Bharucha ₹ 4.25 crore; Mr. Sashidhar Jagdishan ₹ 2.90 crore; Ms. Mala B. Zaveri ₹ 1.09 crore

- Dividend received: Aurionpro Solutions Limited ₹ 0.01 crore

- Fixed Assets purchased from: Aurionpro Solutions Limited ₹ 12.53 crore


(₹ crore)

Items / Related party	Promoter	Subsidiaries*	Key management personnel (KMP)	Relatives of KMP & their interested entities	Total
Deposits taken	-	22.89	8.54	37.65	69.08
	(6,503.24)	(377.56)	(20.56)	(37.65)	(6,939.01)
Deposits placed	-	-	0.02	0.02	0.04
	(0.49)	-	(0.02)	(0.02)	(0.53)
Advances given	-	-	2.42	0.43	2.85
	-	(3,399.05)	(2.77)	(1.03)	(3,402.85)
Fixed assets purchased from	-	-	-	13.13	13.13
Fixed assets sold to	-	-	-	-	-
Interest paid to	3.06	8.52	0.44	0.99	13.01
Interest received from	-	200.31	0.29	0.03	200.63
Income from services rendered to	161.72	37.43	0.25	0.49	199.89
Expenses for receiving services from	236.64	42.14	0.12	13.86	292.76
Equity investments	-	200.00	-	-	200.00
	-	(2,634.97)	-	#	(2,634.97)
Other investments	-	-	-	-	-
	-	(49.26)	-	-	(49.26)
Dividend paid to	-	-	7.78	1.41	9.19
Dividend received from	-	-	-	0.01	0.01
Receivable from / Advance paid	-	0.03	-	-	0.03
	(0.58)	(18.89)	-	-	(19.47)
Payable to	-	-	-	-	-
	(81.70)	(16.41)	-	-	(98.11)
Guarantees given	-	-	-	68.43	68.43
	(0.02)	-	-	(68.43)	(68.45)
Remuneration paid	-	-	27.18	-	27.18
Loans purchased from	11,632.00	-	-	-	11,632.00

*   Subsidiaries which are not consolidated.

\#   Denotes amount less than ₹ 1 lakh.

*   Figures in bracket indicate maximum balance outstanding during the year based on comparison of the total outstanding balances at each quarter-end.

*   Remuneration paid is ₹ 9.91 crore to Mr. Sashidhar Jagdishan, ₹ 9.92 crore to Mr. Kaizad Bharucha, ₹ 5.05 crore to Mr. Bhavesh Zaveri and ₹ 2.30 crore to Mr. V. Srinivasa Rangan. (excluding value of employee stock options exercised during the year).

*   Bonus and retiral benefits for key managerial personnel are accrued as a part of an overall pool and are not allocated against the key managerial personnel. These will be paid based on approval from RBI. As of March 31, 2024, approved unpaid deferred bonus in respect of earlier years was ₹ 10.87 crore.

18. Leases

Operating Lease

Operating leases primarily comprise office premises, staff residences and Automated Teller Machines ('ATM's), which are renewable at the option of the Group.

Lease Payments

The details of maturity profile of future operating lease payments are given below:

(₹ crore)

Particulars	March 31, 2025	March 31, 2024
Not later than one year	2,466.94	2,121.60
Later than one year and not later than five years	9,009.13	7,773.98
Later than five years	11,564.04	9,974.32
Total	**23,040.11**	**19,869.90**
Total of minimum lease payments recognised in the Consolidated Profit and Loss Account for the year	2,935.60	2,446.08
Total of future minimum sub-lease payments expected to be received under non-cancellable sub-leases	4.31	14.28
Sub-lease amounts recognised in the Consolidated Profit and Loss Account for the year	1.84	6.01
Contingent (usage based) lease payments recognised in the Consolidated Profit and Loss Account for the year	279.35	470.37

The Bank has sub-leased certain of its properties taken on lease.

Lease Income

(₹ crore)

Particulars	March 31, 2025	March 31, 2024
Gross carrying amount of the assets	16.59	43.29
Accumulated depreciation of the assets	3.45	1.32
Accumulated impairment loss of the assets	-	-
Total depreciation recognized in the Consolidated Profit and Loss Account for the year	0.27	0.23
Total impairment losses recognized in the Consolidated Profit and Loss Account for the year	-	-
Total impairment losses reversed in the Consolidated Profit and Loss Account for the year	-	-
Contingent lease income recognised in the Consolidated Profit and Loss Account for the year	-	-

Future minimum lease rentals receivable under non-cancellable operating leases as at the end of the year

(₹ crore)

Particulars	March 31, 2025	March 31, 2024
Not later than one year	2.15	4.11
Later than one year and not later than five years	2.15	6.54
Later than five years	-	-
Total	**4.30**	**10.65**

19. Earnings per equity share

Basic and diluted earnings per equity share have been calculated based on the consolidated net profit after tax attributable to the Group of ₹ 70,792.25 crore (previous year: ₹ 64,062.04 crore) and the weighted average number of equity shares outstanding during the year of 7,62,77,93,180 (previous year: 7,08,48,07,443). The dilutive impact is on account of stock options / units granted to employees by the Bank. There is no impact of dilution on the profits in the current year and previous year.

Following is the reconciliation between the basic and diluted earnings per equity share:

Particulars	For the years ended	
	March 31, 2025	March 31, 2024
Nominal value per share (₹)	1.00	1.00
Basic earnings per share (₹)	92.81	90.42
Effect of potential equity shares (per share) (₹)	(0.42)	(0.41)
Diluted earnings per share (₹)	92.39	90.01

Following is the reconciliation of the weighted average number of equity shares used in the computation of basic and diluted earnings per share:

Particulars	For the years ended	
	March 31, 2025	March 31, 2024
Weighted average number of equity shares used in computing basic earnings per equity share	7,62,77,93,180	7,08,48,07,443
Effect of potential equity shares outstanding	3,41,77,391	3,24,45,707
Weighted average number of equity shares used in computing diluted earnings per equity share	7,66,19,70,571	7,11,72,53,150

Equity shares issued as consideration under the Scheme are included in the weighted average number of shares with effect from appointed and effective date of the amalgamation.

20. Provisions and contingent liabilities

Given below is the movement in provisions and a brief description of the nature of contingent liabilities recognised by the Group

a) Provision for credit card and debit card reward points

(₹ crore)

Particulars	**March 31, 2025**	March 31, 2024
Opening provision for reward points	863.54	696.31
Provision for reward points made during the year	933.51	792.11
Utilisation / write-back of provision for reward points	(749.61)	(624.88)
Closing provision for reward points	1,047.44	863.54



b) Provision for legal and other contingencies

(₹ crore)

Particulars	March 31, 2025	March 31, 2024
Opening provision	1,059.38	553.22
Additions on amalgamation	-	429.46
Movement during the year (net)	198.82	76.70
Closing provision	1,258.20	1,059.38

c) Description of contingent liabilities

Sr. No.	Contingent liability*	Brief description
1	Claims against the Bank not acknowledged as debts – taxation	The Group is a party to various taxation matters in respect of which appeals are pending. The Group expects the outcome of the appeals to be favorable based on decisions on similar issues in the previous years by the appellate authorities, based on the facts of the case and taxation laws.
2	Claims against the Bank not acknowledged as debts – others	The Group is a party to various legal proceedings in the normal course of business. The Group does not expect the outcome of these proceedings to have a material adverse effect on the Group's financial conditions, results of operations or cash flows.
3	Partly paid investments	This represents amount remaining unpaid towards liability for partly paid investments.
4	Liability on account of forward exchange and derivative contracts	The Group enters into foreign exchange contracts, currency options, forward rate agreements, currency swaps and interest rate swaps with inter-bank participants on its own account and for customers. Forward exchange contracts are commitments to buy or sell foreign currency at a future date at the contracted rate. Currency swaps are commitments to exchange cash flows by way of interest / principal in one currency against another, based on predetermined rates. Interest rate swaps are commitments to exchange fixed and floating interest rate cash flows. The notional amounts of financial instruments such as foreign exchange contracts and derivatives provide a basis for comparison with instruments recognised on the Balance Sheet but do not necessarily indicate the amounts of future cash flows involved or the current fair value of the instruments and, therefore, do not indicate the Group's exposure to credit or price risks. The derivative instruments become favorable (assets) or unfavorable (liabilities) as a result of fluctuations in market rates or prices relative to their terms.
5	Guarantees given on behalf of constituents, acceptances, endorsements and other obligations	As a part of its commercial banking activities, the Bank issues documentary credit and guarantees on behalf of its customers. Documentary credits such as letters of credit enhance the credit standing of the Bank's customers. Guarantees generally represent irrevocable assurances that the Bank will make payments in the event of the customer failing to fulfill its financial or performance obligations.
6	Other items for which the Bank is contingently liable	These include: a) Credit enhancements in respect of securitised-out loans; b) Bills rediscounted by the Bank; c) Capital commitments; d) Underwriting commitments; e) Investment purchases pending settlement; f) Amount transferred to the RBI under the Depositor Education and Awareness Fund (DEA Fund); g) Bank guarantees taken.

* Also refer Schedule 12 - Contingent liabilities


21. Additional information pursuant to Schedule III of the Companies Act, 2013

(₹ crore)

Name of entity	Net assets as of March 31, 2025		Profit or (loss) for the year ended March 31, 2025	
	As % of consolidated net assets**	Amount	As % of consolidated profit or loss	Amount
Parent:				
HDFC Bank Limited	93.18%	501,424.64	91.70%	67,347.36
Subsidiaries:				
HDFC Life Insurance Company Limited (Consolidated)*1	3.00%	16,153.93	2.39%	1,757.94
HDB Financial Services Limited*	3.00%	16,142.41	2.88%	2,117.32
HDFC Asset Management Company Limited (Consolidated)*2	1.51%	8,130.96	3.35%	2,456.68
HDFC ERGO General Insurance Company Limited*	0.97%	5,201.60	0.66%	485.82
HDFC Securities Limited (Consolidated)*3	0.62%	3,340.85	1.51%	1,111.42
HDFC Capital Advisors Limited*	0.08%	428.16	0.19%	141.33
HDFC Sales Private Limited*	0.05%	273.26	0.10%	71.07
Griha Pte Limited	0.01%	39.17	(0.01%)	(4.62)
Griha Investments	0.00%	6.86	(0.01%)	(3.98)
HDFC Trustee Company Limited*	0.00%	3.88	0.00%	0.57
Entity over which control is exercised:				
HDB Employee Welfare Trust*	0.14%	738.73	0.23%	169.79
Minority Interest	3.04%	16,359.04	3.61%	2,647.92
Inter-company adjustments	(5.60%)	(30,095.06)	(6.60%)	(4,858.45)
Total	**100.00%**	**538,148.43**	**100.00%**	**73,440.17**

*   The subsidiaries are Indian entities.

**   Consolidated net assets are total assets minus total liabilities.

1. HDFC Life Insurance Company Limited (Consolidated) includes details of its wholly owned Indian subsidiary - HDFC Pension Fund Management Limited and wholly owned foreign subsidiary - HDFC International Life and Re Company Limited.

2. HDFC Asset Management Company Limited (Consolidated) includes details of its wholly owned Indian subsidiary - HDFC AMC International (IFSC) Limited.

3. HDFC Securities Limited (Consolidated) includes details of its wholly owned Indian subsidiary – HDFC Securities IFSC Limited.



(₹ crore)

Name of entity	Net assets as of March 31, 2024		Profit or (loss) for the year ended March 31, 2024	
	As % of consolidated net assets**	Amount	As % of consolidated profit or loss	Amount
Parent:				
HDFC Bank Limited	93.71%	440,245.80	92.92%	60,812.27
Subsidiaries:				
HDFC Life Insurance Company Limited (Consolidated)*1	3.12%	14,666.39	1.68%	1,099.42
HDB Financial Services Limited*	3.01%	14,128.12	3.68%	2,408.26
HDFC Asset Management Company Limited (Consolidated)*2	1.28%	5,996.80	1.76%	1,153.05
HDFC ERGO General Insurance Company Limited*	0.94%	4,448.02	0.33%	217.31
HDFC Securities Limited*	0.42%	1,970.86	1.48%	967.44
HDFC Capital Advisors Limited*	0.06%	261.77	0.12%	76.13
HDFC Sales Private Limited*	0.04%	202.19	0.06%	39.45
Griha Pte Limited	0.02%	76.41	(0.01%)	(7.00)
Griha Investments	0.00%	10.65	(0.03%)	(19.53)
HDFC Trustee Company Limited*	0.00%	3.07	0.00%	0.24
Entity over which control is exercised:				
HDB Employee Welfare Trust*	0.04%	171.56	0.00%	(0.49)
Minority Interest	2.85%	13,383.40	2.11%	1,384.46
Inter-company adjustments	(5.49%)	(25,786.39)	(4.10%)	(2,684.51)
Total	**100.00%**	**469,778.65**	**100.00%**	**65,446.50**

*   *The subsidiaries are Indian entities.*

** *Consolidated net assets are total assets minus total liabilities.*

1.   *HDFC Life Insurance Company Limited (Consolidated) includes details of its wholly owned Indian subsidiary - HDFC Pension Fund Management Limited and wholly owned foreign subsidiary - HDFC International Life and Re Company Limited.*

2.   *HDFC Asset Management Company Limited (Consolidated) includes details of its wholly owned Indian subsidiary - HDFC AMC International (IFSC) Limited.*

22. Additional disclosure

Additional statutory information disclosed in the separate financial statements of the Bank and its Subsidiaries have no material bearing on the true and fair view of the Consolidated Financial Statements and the information pertaining to such items which are not material have not been disclosed in the Consolidated Financial Statements.

23. Disclosure under Rule 11 (e) of the Companies (Audit and Auditors) Rules, 2014

The Bank, as part of its normal banking business, grants loans and advances to its constituents including foreign entities with permission to lend / invest / provide guarantee or security or the like in other entities identified by such constituents. Similarly, the Bank accepts deposits from its constituents, who may instruct the Bank to lend / invest / provide guarantee or security or the like against such deposit in other entities identified by such constituents.


These transactions are part of Bank's normal banking business, which is conducted after exercising proper due diligence including adherence to "Know Your Customer" guidelines as applicable in respective jurisdiction.

Other than the nature of transactions described above, the Banks and subsidiaries incorporated in India have not advanced / lent / invested / provided guarantee or security to or in any other person with an understanding to lend / invest / provide guarantee or security or the like to or in any other person. Similarly, other than the nature of transactions described above, the Bank and subsidiaries incorporated in India has not received any funds from any other person with an understanding that the Bank shall lend / invest / provide guarantee or security or the like to or in any other person.

24. Implementation of Indian Accounting Standards ('Ind AS')

The Ministry of Corporate Affairs, in its press release dated January 18, 2016, had issued a roadmap for implementation of Ind AS for scheduled commercial banks, insurers / insurance companies and non-banking financial companies. However, the RBI and IRDAI have deferred implementation of Ind AS for banks and insurance companies until further notice.

Presently, the Bank prepares and submits Ind AS Proforma information to the RBI on a half-yearly basis. The Bank is well prepared for the Ind AS implementation as and when it becomes applicable, with due consideration to updated regulations, accounting standards / guidance and business strategy at the date of actual transition. The RBI, vide its circular dated September 12, 2023, revised the norms of classification, measurement, and valuation of investments, in view of the significant development in the global standards. These norms are closer to Ind AS. The Bank has implemented the revised norms with effect from April 01, 2024.

With respect to the insurance subsidiaries, the life insurance subsidiary was identified by IRDAI under Phase 1 for Ind-AS implementation effective April 01, 2027 as per the regulator's communication date October 10, 2024. The subsidiary is in the final stages of onboarding technology and knowledge partners to support the implementation. It is in the process of preparing Proforma Ind AS financial statements for FY 2024, which will be subject to limited review by independent audit / actuarial firms.

The general insurance subsidiary conducted gap assessment during the year covering aspects such as data, systems, resources, and other implementation-related requirements. A report in the prescribed format has been filed with IRDAI. The subsidiary has onboarded implementation partners and finalised the necessary software tools. Proforma Ind AS financial statements, as required by IRDAI, are being prepared for submission to the regulator.

The Group remains committed to ensuring a smooth and timely transition to Ind AS in accordance with regulatory requirements and industry best practices.

25. Comparative figures

Figures for the previous year have been regrouped and reclassified wherever necessary to conform to the current year's presentation. The previous year comparative numbers were jointly audited by M M Nissim & Co LLP, Chartered Accountants and Price Waterhouse LLP, Chartered Accountants.

As per our report of even date.

For Price Waterhouse LLP
Chartered Accountants
ICAI Firm Registration No.:
301112E/E300264

For Batliboi & Purohit
Chartered Accountants
ICAI Firm Registration No.:
101048W

For and on behalf of the Board

Atanu Chakraborty
Part-time Chairman of the Board

Sashidhar Jagdishan
Managing Director & CEO

Sharad Vasant
Partner
Membership No.: 101119

Janak Mehta
Partner
Membership No.: 116976

M. D. Ranganath
Independent Director

Sunita Maheshwari
Independent Director

Lily Vadera
Independent Director

Harsh Kumar Bhanwala
Independent Director

Bhavesh Zaveri
Executive Director

V. S. Rangan
Executive Director

Renu Karnad
Non-Executive Director

Keki Mistry
Non-Executive Director

Mumbai, April 19, 2025

Srinivasan Vaidyanathan
Chief Financial Officer

Ajay Agarwal
Company Secretary

Form AOC – 1: Pursuant to the first proviso to sub-section (3) of section 129 of the Companies Act, 2013 read with rule 5 of Companies (Accounts) Rules, 2014

Statement containing salient features of the financial statement of subsidiaries, associate companies and joint ventures

Part A: Subsidiaries

(As at / for the year ended March 31, 2025)

(₹ crore)

Sr. No.	Name of the subsidiary	HDB Financial Services Limited	HDFC Securities Limited	HDFC Securities (IFSC) Limited[3,9]	HDFC Asset Management Company Limited	HDFC AMC International (IFSC) Limited[4]	HDFC Life Insurance Company Limited	HDFC Pension Management Company Limited[5]	HDFC International Life and Re Company Limited[5,6]	HDFC ERGO General Insurance Company Limited	HDFC Capital Advisors Limited	HDFC Sales Private Limited	HDFC Trustee Company Limited	Griha Investments[6]	Griha Pte Limited[7]
1	The date since when subsidiaries was acquired	August 31, 2007	September 28, 2005	October 01, 2024	July 01, 2023	July 01, 2023	July 01, 2023	July 01, 2023	July 01, 2023	July 01, 2023	July 01, 2023	July 01, 2023	July 01, 2023	July 01, 2023	July 01, 2023
2	Share capital	795.78	17.77	-	106.90	34.00	2,152.99	54.00	252.15	725.83	2.21	122.00	0.10	0.34	7.14
3	Reserves & surplus	15,023.97	3,330.82	(0.57)	8,027.24	(4.13)	13,971.97	13.66	(14.66)	4,475.74	425.54	146.61	3.78	6.54	32.02
4	Total assets	108,663.29	14,031.11	0.29	8,753.63	31.06	349,133.34	125.96	398.53	31,353.85	523.00	561.58	4.45	7.12	40.05
5	Total Liabilities	92,843.54	10,682.52	0.86	619.49	1.19	333,008.38	58.31	161.04	26,152.28	95.25	292.97	0.57	0.24	0.90
6	Investments	2,060.13	1,050.87	-	8,288.87	-	336,281.53	70.67	300.27	27,373.43	278.74	-	3.00	-	-
7	Turnover[8]	16,300.28	3,264.86	-	4,058.26	1.84	96,969.66	75.87	270.08	11,206.39	318.09	1,143.47	3.24	5.83	2.74
8	Profit before taxation	2,927.80	1,496.16	(0.56)	3,286.44	(0.87)	1,277.88	8.58	10.15	663.93	193.05	115.22	0.76	(4.01)	(4.90)
9	Provision for taxation	751.88	371.13	-	825.39	-	(524.24)	3.16	-	163.76	48.32	39.13	0.19	-	(0.25)
10	Profit after taxation	2,175.92	1,125.03	(0.56)	2,461.05	(0.87)	1,802.12	5.42	10.15	500.17	144.73	76.09	0.57	(4.01)	(4.65)
11	Dividend Paid	238.10	898.34	-	1,495.05	-	430.20	-	-	145.17	-	-	-	-	35.04
12	% of shareholding	94.32%	94.55%	100.00%	52.47%	100.00%	50.32%	100.00%	100.00%	50.33%	89.34%	100.00%	100.00%	100.00%	100.00%

Notes:

1. The audited financial statements of the above subsidiaries have been drawn up to the same reporting date as that of the Bank, i.e. March 31, 2025.

2. The financial information is extracted from the audited financial statements prepared in accordance with the accounting standards / regulations as applicable to the respective subsidiaries.

3. HDFC Securities (IFSC) Limited is a wholly-owned subsidiary of HDFC Securities Limited.

4. HDFC AMC International (IFSC) Limited is a wholly-owned subsidiary of HDFC Asset Management Company Limited.

5. HDFC Pension Management Company Limited and HDFC International Life and Re Company Limited ("HILRCL") are wholly-owned subsidiaries of HDFC Life Insurance Company Limited.

6. The financial information of HILRCL and Griha Investments is translated into Indian Rupees using the closing exchange rate as at March 31, 2025 of 1 USD = ₹ 85.475.

7. The financial information of Griha Pte Limited is translated into Indian Rupees using the closing exchange rate as at March 31, 2025 of 1 SGD = ₹ 63.71.

8. Turnover reported hereinabove is the aggregate income reported by the Bank's subsidiaries in their respective financial statements.

9. Names of subsidiaries which are yet to commence operations: HDFC Securities (IFSC) Limited.

10. Names of subsidiaries which have been liquidated or sold during the year: HDFC Education and Development Services Private Limited.

Part B: Associate Companies and Joint Ventures

Not Applicable

▣ BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT

| Statement by the Director Responsible for the Business Responsibility and Sustainability Report

HDFC Bank's sustainability journey began about a decade ago when it officially adopted 'Sustainability' as the fifth value, alongside customer focus, operational excellence, product leadership and people. We have built upon our commitment every year since then.

In the Financial Year 2024-25, we continued to embed Environmental, Social and Governance (ESG) principles into our operations, decision-making and stakeholder engagement while driving growth that is inclusive, resilient and future-ready. Several initiatives were adopted to reduce emissions from our own operations including increase in the renewable energy mix, deployment of IT solutions to track and optimise energy consumption, and shift to energy efficient equipment, amongst others.

The Bank scaled up its commitment to Sustainable Finance, supporting a diverse portfolio of sustainable projects ranging from clean energy to electric mobility and MSMEs to affordable housing. In 2024, we issued our first Sustainable Bond, mobilising resources to fund impactful green and social initiatives that support underserved communities and climate-conscious businesses.

Environmental and social yardsticks have been integrated into our credit evaluation processes, ensuring that sustainability risks and opportunities are appropriately factored into our lending decisions. Our business teams are sensitised periodically on Environmental, Social and Governance aspects preparing the Bank to meet the commitment on Sustainable Finance.

Sustainability is a shared journey, and at HDFC Bank, we remain deeply committed to collaborating with partners, regulators and communities to create long-term value – socially, environmentally and economically. During the year, we have played a pivotal role in supporting the government's flagship schemes across micro-insurance, pensions, MSME funding, digitisation initiatives, agriculture and livelihood.

Our efforts toward social development through our CSR programme, *Parivartan*, touched millions of lives across India. We strengthened rural livelihoods, enhanced financial literacy, supported healthcare infrastructure, empowered communities through education and skill development, especially in regions most in need.

At HDFC Bank, we recognise that the future of finance lies in enabling solutions that strike a balance between economic well-being and protecting the planet, and we are fully committed to this.

Kaizad Bharucha
Deputy Managing Director



SECTION A: GENERAL DISCLOSURES

I. Details

1.	Corporate Identity Number (CIN) of the Listed Entity	L65920MH1994PLC080618
2.	Name of the Listed Entity	HDFC Bank Limited
3.	Year of Incorporation	1994
4.	Registered office address	HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai – 400 013
5.	Corporate address	HDFC Bank House, Shiv Sagar Estate, Dr Annie Besant Road, Worli, Mumbai – 400 018
6.	E-mail id	esg@hdfcbank.com
7.	Telephone	022 – 6652 1000
8.	Website	www.hdfcbank.com
9.	Financial year for which reporting is being done	April 1, 2024 to March 31, 2025 (FY 2024-25)
10.	Name of the Stock Exchange(s) where shares are listed	BSE Limited; National Stock Exchange of India Limited, American Depository Shares (ADS) listed on the New York Stock Exchange (Depository for ADS is represented in India by JP Morgan Chase Bank, National Association)
11.	Paid-up capital	₹ 765.22 Crore
12.	Name and contact details (telephone, email address) of the person who may be contacted in case of any queries on the BRSR report	Mr. Ritesh Sinha Head - ESG Telephone number: +91-22-3075 3894 E-mail id: ritesh.sinha2@hdfcbank.com
13.	Reporting boundary Are the disclosures under this report made on a standalone basis (i.e. only for the entity) or on a consolidated basis (i.e. for the entity and all the entities which form a part of its consolidated financial statements, taken together).	Disclosures made in this report are on a standalone basis and pertain only to HDFC Bank Limited.
14.	Name of assurance provider	SGS India Private Limited
15.	Type of assurance obtained	Reasonable assurance on BRSR Core KPIs and Limited Assurance for select non-core BRSR KPIs. For further details, refer Reasonable Assurance Report and Limited Assurance Report issued by SGS India Private Limited.

II. Products / services

16. Details of business activities (accounting for 90% of the turnover)

S. No.	Description of main activity	Description of business activity	% of turnover of the entity
1.	Financial and Insurance Service	HDFC Bank operates in three business verticals - Wholesale, Retail and Treasury. All products and services are offered under these segments.	100

17. Products / services sold by the entity (accounting for 90% of the entity's Turnover)

S. No.	Product / Service	NIC Code	% of total turnover contributed
1.	Banking activities by central, commercial and savings banks	64191	100

III. Operations

18. Number of locations where plants and / or operations / offices of the entity are situated

Location	Number of plants	Number of offices
National	Not Applicable (N.A.)	Retail Branches: 9,441 ATMs & Cash Deposit & Withdrawal Machines: 21,139 Presence in 4,150 towns and cities
International	N.A.	Branches: 5 *(Hong Kong, Singapore, Bahrain, Dubai International Financial Centre and GIFT City*)* Representative offices: 4 *(Dubai, Kenya, Abu Dhabi and United Kingdom)*

*International Banking Unit located at Gift City, Gandhinagar, Gujarat

19. Markets served by the entity

a. Number of locations

Locations	Number
National (No. of states)	28 states and 8 union territories in India
International (No. of countries)	7

b. What is the contribution of exports as a percentage of the total turnover of the entity?

Given the nature of the banking business, this is not applicable.

c. A brief on types of customers

The Bank caters to a diverse customer base. As of March 31, 2025, the Bank had 97 million customers. To effectively meet the needs of this wide customer base, the Bank operates through three key business verticals:

Retail Banking	Wholesale / Corporate Banking	Commercial / Rural Banking
The retail business division serves individuals, salaried professionals, micro and small businesses, self-help groups, non-resident Indians and high net worth individuals. This entails loans, deposits and a wide range of financial products and services.	The target segment are large corporates, public sector units, government entities and multinational corporations. This entails commercial, transactional and investment banking services.	The commercial segment focuses on Micro, Small and Medium Enterprises (MSMEs), emerging corporates, commercial agriculture, small and marginal farmers and other businesses which have a strong presence in semi-urban and rural areas.

IV. Employees

20. Details as of March 31, 2025

a. Employees (including differently abled)

S. No.	Particulars	Total (A)	Male		Female	
			No. (B)	% (B/A)	No. (C)	% (C/A)
	EMPLOYEES					
1.	Permanent (D)	2,14,521	1,58,449	74	56,072	26
2.	Other than permanent (E)*	31	24	77	7	23
3.	**Total employees (D + E)**	2,14,552	1,58,473	74	56,079	26
	WORKERS^					
4.	Permanent (F)	0	0	-	0	-
5.	Other than permanent (G)	0	0	-	0	-
6.	**Total workers (F + G)**	0	0	-	0	-

Note: *Employees employed on a contract basis.

^All employees of the Bank are categorised as permanent or other than permanent i.e. on a contract basis. The Bank does not employ any workers; accordingly, worker-related KPIs are nil and the same have not been included in any of the prescribed tables in the BRSR.



b. Differently abled employees

S. No.	Particulars	Total (A)	Male		Female	
			No. (B)	% (B/A)	No. (C)	% (C/A)
	DIFFERENTLY ABLED EMPLOYEES					
1.	Permanent (D)	212	168	79	44	21
2.	Other than permanent (E)	0	0	0	0	0
3.	**Total differently abled employees (D + E)***	212	168	79	44	21

*Based on voluntary disclosures by employees and/or disability certificates.

21. Participation/inclusion/representation of women

	Total (A)	No. and percentage of females	
		No. (B)	% (B/A)
Board of Directors	13	3	23
Key Management Personnel*	6	0	0

*Comprises 4 Executive Directors, Chief Financial Officer and Company Secretary.

22. Turnover rate for permanent employees (%)

	FY 2024-25			FY 2023-24			FY 2022-23		
	Male	Female	Total	Male	Female	Total	Male	Female	Total
Permanent Employees (%)	22.2	23.7	22.6	26.5	28.2	26.9	34.2	34.1	34.2

V. Holding, subsidiary and associate companies (including joint ventures)

23. (a) Names of holding / subsidiary / associate companies / joint ventures (As of March 31, 2025)

S. No.	HDFC Securities IFSC Limited	Indicate whether holding / Subsidiary / Associate / Joint Venture	% of shares held by listed entity
1	HDFC Sales Private Limited	Subsidiary	100.00
2	Griha Investments (Mauritius)	Subsidiary	100.00
3	Griha Pte. Limited (Singapore)	Subsidiary	100.00
4	HDFC Trustee Company Limited	Subsidiary	100.00
5	HDFC Securities Limited	Subsidiary	94.55
6	HDB Financial Services Limited	Subsidiary	94.32
7	HDFC Capital Advisors Limited	Subsidiary	89.34
8	HDFC Asset Management Company Limited	Subsidiary	52.47
9	HDFC Life Insurance Company Limited	Subsidiary	50.32
10	HDFC ERGO General Insurance Company Limited	Subsidiary	50.33
11	HDFC Securities IFSC Limited	Indirect subsidiary *(through HDFC Securities Ltd.)*	94.55
12	HDFC AMC International (IFSC) Limited	Indirect subsidiary *(through HDFC Asset Management Co. Ltd.)*	52.47
13	HDFC Pension Management Company Limited	Indirect subsidiary *(through HDFC Life Insurance Co. Ltd.)*	50.32
14	HDFC International Life and Re Co. Ltd.	Indirect subsidiary *(through HDFC Life Insurance Co. Ltd.)*	50.32

Does the entity indicated in column A participate in the Business Responsibility initiatives of the listed entity? (Yes / No)

No. The subsidiary companies undertake their own business responsibility initiatives and do not participate in the Business Responsibility initiatives of the Bank.

VI. CSR Details

24. (i) **Whether CSR is applicable as   per section 135 of the Companies Act, 2013:** Yes

(ii) **Turnover:** ₹ 3,46,149.32 crore

(iii) **Net worth:** ₹ 4,88,899.89 crore

VII. Transparency and Disclosures Compliances

25. Complaints / grievances on any of the principles (Principles 1 to 9) under the National Guidelines on Responsible Business Conduct (NGRBC)

Stakeholder group from whom complaint is received	Grievance Redressal Mechanisms in Place (Yes / No) (If yes, then provide web-link for grievance redress policy)	FY 2024-25			FY 2023-24		
		Number of complaints filed during the year	Number of complaints pending resolution at close of the year	Remarks	Number of complaints filed during the year	Number of complaints pending resolution at close of the year	Remarks
Communities	Yes Issues and grievances by community stakeholders are addressed at: CSR-compliance@hdfcbank.com	8	1	-	0	0	-
Investors (other than shareholders)	Yes Grievance redressals for investors are part of the terms of reference of the Stakeholders' Relationship Committee detailed in the Corporate Governance Report.	0	0	-	1	0	-
Shareholders	Yes Grievance redressals for investors form part of the terms of reference of the Stakeholders' Relationship Committee. Details of the Shareholders' Helpdesk are elucidated in the Report on Corporate Governance. E-mails for grievances / investor related activities: hdinvestors@datamaticsbpm.com shareholder.grievances@hdfcbank.com	155	5	Non-receipt of the Annual Report, Communications inter alia pertained to dividend, transfer / transmission of shares, and queries on IEPF claims	183	5	Communications inter alia pertained to dividend, non-receipt of the Annual Report, transfer / transmission of shares, merger related issues and queries on IEPF claims

Stakeholder group from whom complaint is received	Grievance Redressal Mechanisms in Place (Yes / No) (If yes, then provide web-link for grievance redress policy)	FY 2024-25			FY 2023-24		
		Number of complaints filed during the year	Number of complaints pending resolution at close of the year	Remarks	Number of complaints filed during the year	Number of complaints pending resolution at close of the year	Remarks
Employees	Yes. Employee concerns may be raised internally through 'My Concern Portal', available to all employees under the Human Capital Management (HCM) portal. This platform helps employees to raise their concerns in a secure and seamless manner for a timely resolution of the same. Employee related grievances are also received through the whistleblower mechanism of the Bank. Whistleblower Policy (link below)	77	28	Nature of grievances inter alia entails breach of Code of Conduct, improper business practices	114	43	Nature of grievances inter alia entails breach of Code of Conduct, improper business practices, behavioural issues
Customers	Yes Grievance Redressal Policy (link below)	4,57,466	16,306	Refer Annex on Customer Complaints and Grievance Redressal for further details. Cases pending are within the stipulated turnaround time of the Bank	4,85,339	14,232	Refer Annex on Customer Complaints and Grievance Redressal for further details. Cases pending are within the stipulated turnaround time of the Bank
Value Chain Partners	Yes Whistleblower Policy (link below)	3	0	Improper business practice / behavioural issue	3	0	Improper business practice / behavioural issue
Others	Yes Whistleblower Policy (link below)	14	6	Breach of code of conduct, improper business practices, people related issues	26	13	Breach of code of conduct, improper business practices, people related issues

Note:

1. Number of complaints / pending resolutions for employees, value chain and others are grievances received under the Whistleblower Policy of the Bank.

2. Customer complaints and grievance redressal are as per disclosures in the Annex to the Directors' Report for the current and previous year.

Weblinks:

Whistleblower Policy
https://www.hdfcbank.com/content/bbp/repositories/723fb80a-2dde-42a3-9793-7ae1be57c87f/?path=/Footer/About%20Us/Corporate%20Governance/Codes%20and%20Policie/pdf/Whistleblower-Policy-2019.pdf

Grievance Redressal Policy
https://www.hdfcbank.com/content/bbp/repositories/723fb80a-2dde-42a3-9793-7ae1be57c87f/?path=/Footer/Useful%20Links/Our%20Corporate%20Commitment/pdfs/Grievance_Redressal_Policy_Version_1_1_3.pdf

26. **Overview of the entity's material responsible business conduct issues.**

Please indicate material responsible business conduct and sustainability issues pertaining to environmental and social matters that present a risk or an opportunity to your business, rationale for identifying the same, approach to adapt or mitigate the risk, as per the following format:

Sr. No	Material issue identified	Indicate whether risk or opportunity	Rationale for identifying the risk / opportunity	Approach to adapt or mitigate	Positive / Negative Implications
1	Financial inclusion and deeper financial penetration	Opportunity	The Bank has a multi-pronged approach to enable the efficient distribution of last mile funding and facilitating deeper financial inclusion. Besides focused efforts on expanding our footprint into deeper geographies, the Bank is also working on leveraging digital initiatives to extend its reach in the deeper geographies. We also recognise the role of government as a key stakeholder and the importance of helping the government fulfil its financial inclusion agenda through various government sponsored finance schemes. Housing fulfils a key social objective. Given the housing shortage in the country, the Bank recognises the potential to ncrease mortgage penetration in India.	The Bank sees immense potential in increasing financial penetration across the country. We expanded our reach to over 2,35,000 villages, with 51% of the branches in rural and semi-urban areas. This strategy is in alignment with the Bank's vision of taking banking to the unbanked. We provide customised banking solutions to meet customer requirements across all income segments. During the year, the Bank launched GIGA, a complete financial suite of products for the gig workers. In FY 2024-25, the Bank enrolled 4.5 million customers under various social security schemes of the government. These schemes inter alia entail enrolment for basic banking accounts, low-cost insurance to underprivileged segments of society, guaranteed pension for the unorganised sector employees and other pension schemes. The Bank actively supports several schemes of the government which inter alia include loans to street vendors, artisans, MSMEs, loans to women entrepreneurs, farmers, support towards agri-infrastructure projects, micro food processing, agri clinics and agri-business centres, and livelihood missions. These schemes support underprivileged segments of society and help create employment opportunities. The Bank is committed to offering home loan solutions to all income categories. Of the home loans approved during the year, 37% in value terms and 64% in volume terms were to customers from the economically weaker segments (EWS), low-income group (LIG) and middle-income groups (MIG) where annual household incomes are up to ₹ 3 lakh, ₹ 6 lakh and ₹ 18 lakh respectively. Of the total home loans disbursed during the year, 72% of the loans in value terms were to women borrowers.	Positive

2	Responsibility towards Society	Opportunity	The Bank is committed to transforming the lives of millions of Indians through its initiatives. The vision is to contribute to the social and economic development of the community by empowering them and driving a positive change in their lives, that in turn enables them to actively participate in the growth of the nation.	The core focus areas of Corporate Social Responsibility (CSR) of the Bank entail: • Rural development • Promotion of education • Skill, training and livelihood enhancement • Healthcare and hygiene • Financial literacy and inclusion • Natural resource management The Bank has cumulatively impacted 105.6 million lives on a pan-India basis through its social initiatives. In FY 2024-25 the Bank spent an amount of ₹ 1,068 crore towards CSR.	Positive
3	Responsible Lending	Opportunity	The Bank sees opportunities in supporting customers in transitioning to greener pathways.	The Bank has a Sustainable Finance Framework which inter alia focuses on 10 green categories: Renewable Energy, Energy Efficiency, Pollution Prevention and Control, Sustainable Water and Wastewater Management, Environmentally Sustainable Management of Living Natural Resources and Land Use, Terrestrial and Aquatic Biodiversity, Clean Transportation, Climate Change Adaptation, Circular Economy and Green Buildings. These are some areas where the Bank sees opportunities through the provision of transition financing.	Positive
		Risk	The Bank is also cognisant of climate-related financial risks and the need to address these issues. Risks entail possible physical and transition risks, pertaining to the Bank's own assets and its lending portfolio. The Bank recognises the importance of making better climate-informed financial decisions. There could arise reputational risks if the Bank is unable to meet changing requirements of its key stakeholders pertaining to its climate-related financial disclosures.	The Bank has an ESG Risk Management Framework for lending wherein certain wholesale borrowers with direct risk appetite above a prescribed threshold undergo enhanced Environmental and Social (E&S) due diligence as part of the Credit Appetite Memorandum. The Bank also has an exclusion list for lending, wherein it will not lend to specified sectors/categories which in the Bank's assessment are detrimental from an environmental and social (E&S) risk perspective. The Bank on a voluntary basis has been making climate-related financial disclosures.	Negative

| **SECTION B: MANAGEMENT AND PROCESS DISCLOSURES**

The National Guidelines for Responsible Business Conduct (NGRBC) as prescribed by the Ministry of Corporate

Affairs advocates nine principles referred as P1-P9 as given below:

P1	Businesses should conduct and govern themselves with integrity, and in a manner that is ethical, transparent and accountable
P2	Businesses should provide goods and services in a manner that is sustainable and safe
P3	Businesses should respect and promote the well-being of all employees, including those in their value chains
P4	Businesses should respect the interests of and be responsive towards all its stakeholders
P5	Businesses should respect and promote human rights
P6	Businesses should respect, and make efforts to protect and restore the environment
P7	Businesses when engaging in influencing public and regulatory policy, should do so in a manner that is responsible and transparent
P8	Businesses should promote inclusive growth and equitable development
P9	Businesses should engage with and provide value to their consumers in a responsible manner

Policy and Management Processes

Disclosure Questions	P1	P2	P3	P4	P5	P6	P7	P8	P9
	Ethics & Transparency	Product Responsibility	Human Resources	Responsiveness to Stakeholders	Respect for Human Rights	Protect Environment	Public Policy Advocacy	Inclusive Growth	Customer Engagement
Policy and management processes									
1. a. Whether your entity's policy / policies cover each principle and its core elements of the NGRBCs. (Yes / No)	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
b. Has the policy been approved by the Board? (Yes / No)	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
c. Web Link of the Policies, if available	The policies have been developed based on best practices or as per regulatory requirements and through appropriate consultation with relevant stakeholders. Policies may include a combination of internal policies of the Bank which are accessible to all internal stakeholders and policies placed on the Bank's website. Also refer to Codes and Policies section on our website. (Refer to Note 1 for further details)								
2. Whether the entity has translated the policy into procedures. (Yes / No)	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
3. Do the enlisted policies extend to your value chain partners? (Yes / No)	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
4. Name of the national and international codes / certifications / labels / standards (e.g., Forest Stewardship Council, Fairtrade, Rainforest Alliance, Trustee) standards (e.g., SA 8000, OHSAS, ISO, BIS) adopted by your entity and mapped to each principle.						Note 2			Note 3
5. Specific commitments, goals and targets set by the entity with defined timelines, if any.			Note 4(i)			Note 4(ii)		Note 4(iii)	
6. Performance of the entity against the specific commitments, goals, and targets along-with reasons in case the same are not met.			Note 4(i)			Note 4(ii)		Note 4(iii)	



Governance, leadership, and oversight

7.	Statement by director responsible for the business responsibility report, highlighting ESG related challenges, targets, and achievements	The statement is at the beginning of the BRSR. Further details on ESG are elucidated in various sections of the Integrated Annual Report.
8.	Details of the highest authority responsible for implementation and oversight of the Business Responsibility policy(ies)	Mr. Kaizad Bharucha, Deputy Managing Director
9.	Does the entity have a specified Committee of the Board/ Director responsible for decision making on sustainability related issues? (Yes / No). If yes, provide details	Yes. The CSR and ESG Committee of the Board has direct oversight on ESG and sustainability related issues. The Committee is chaired by an independent director. The committee meets on a quarterly basis. The Deputy Managing Director is responsible for ESG and sustainability related issues at the Bank.

10. Details of Review of NGRBCs

		P1	P2	P3	P4	P5	P6	P7	P8	P9
11.	Has the entity carried out independent assessment / evaluation of the working of its policies by an external agency? (Yes / No). If yes, provide the name of the agency	Note 5	Note 6	Note 5	Note 5	Note 5	Note 5	Note 5	Note 5	Note 5
12.	If the answer to the question above is "No" i.e. not all Principles are covered by a policy, reasons to be stated:					-				

Subject for Review	Review of principles undertaken by and frequency
Performance against above policies and follow up action	While the CSR & ESG committee meets on a quarterly basis, review of the BRSR is done on an annual basis by the Board.
Compliance with statutory requirements of relevance to he principles	The Bank is in compliance with the extant regulations, as applicable.

Note 1

Principle-wise policies

P1	Ethics & Transparency	Code of Conduct & Ethics Manual Conduct Philosophy Policy on KYC norms, AML and CFT measures Anti-Bribery and Anti-Corruption Policy Whistleblower Policy
P2	Product Responsibility	Sustainable Finance Framework Code of Bank's Commitment to Customers Fair Practice Code for Lending DSA Code of Conduct
P3	Human Resources	Code of Conduct & Ethics Manual Health, Safety & Wellness Policy Diversity, Equity and Inclusion Policy ESG Policy Framework
P4	Responsive to Stakeholders, particularly the marginalised	Sustainable Livelihood Initiative CSR Policy ESG Policy Framework
P5	Respect for Human Rights	Human Rights Statement Diversity, Equity and Inclusion Policy Code of Conduct & Ethics Manual
P6	Protect Environment	Sustainable Finance Framework ESG Policy Framework Environment Policy
P7	Public Policy Advocacy	Conduct Philosophy
P8	Inclusive Growth	CSR Policy Diversity, Equity and Inclusion Policy Sustainable Finance Framework
P9	Customer Engagement	Corporate Commitment Conduct Philosophy Grievance Redressal Policy Whistleblower Policy

Note 2: As of March 31, 2025, 2,507 of the branches / offices were certified as green by the Indian Green Building Council (IGBC).

Note 3: The information security programme is based on ISO 27001: 2013 and NIST framework. The Business Continuity Programme is also ISO 22301: 2019 certified.

Note 4: Goals and Targets

(i)　The Bank upholds the principles of an inclusive environment at the workplace and stands committed to increasing gender diversity at the workplace. The Bank aims to achieve gender diversity of 27% (share of women employees) by FY27.

(ii)　The Bank aspires to be carbon neutral by FY32. For further details, refer to the 'Environment' section in the Integrated Annual Report.

(iii)　The Bank has considered multiple targets as part of its 'Parivartan' initiative, which is elucidated in the section 'Social - Communities' in the Integrated Annual Report.

Note 5: Policies of the Bank are evaluated internally and annually where applicable.

Note 6: The Bank has a Second Party Opinion for its Sustainable Finance Framework by Sustainalytics.


SECTION C: PRINCIPLE-WISE PERFORMANCE DISCLOSURE

PRINCIPLE 1: BUSINESSES SHOULD CONDUCT AND GOVERN THEMSELVES WITH INTEGRITY AND IN A MANNER THAT IS ETHICAL, TRANSPARENT AND ACCOUNTABLE

Essential Indicators

1. **Percentage coverage by training and awareness programmes on any of the principles during the financial year**

Segment	Total number of training and awareness programmes held	Topics / principles covered under the training and its impact	% of persons in respective category covered by the awareness programmes
Board of Directors	46	Regulations, cyber security, banking technologies, Know Your Customer (KYC) & Anti-Money Laundering (AML), Climate Risk, Impact of Geopolitical Risks & Supply Chain Disruptions, business verticals, customer service, subsidiaries, risk management, human resources, investments, investor relations amongst others. Impact: Keep the directors and KMPs abreast of various developments in the Bank, regulatory updates and other requisite familiarisation programmes. This enables increased strategic inputs.	92
Key Managerial Personnel (KMP)	45		98
Employees other than Board of Directors or KMPs	1,488	Trainings are conducted through external and internal programmes. Certain trainings are role specific. Training through the Bank's 'MPower' platform entail a combination of mandatory and voluntary trainings. Some of the role agnostic trainings inter alia are: • Code of Conduct • Cyber Security • Human Rights • PoSH Policy • KYC & AML • ESG & Sustainability *Impact:* Upgradation of skills sets and knowledge enhances employee productivity and ensures alignment of ethics and values that the Bank upholds.	97^

^ As of March 31, 2025, certain newly recruited employees would be in the process of completing trainings. Specific timelines are prescribed for employees to complete specified trainings.

2. **Details of fines / penalties / punishment / award / compounding fees / settlement amount paid in roceedings with regulators / law enforcement agencies / judicial institutions in FY 2024-25**

(Note: the entity shall make disclosures on the basis of materiality as specified in Regulation 30 of SEBI (Listing Obligations and Disclosure Obligations) Regulations, 2015 and as disclosed on the entity's website:

Monetary				
	NGRBC Principle	Name of the regulatory / enforcement agencies / judicial institutions	Amount (In ₹)	Brief of the Case	Has an appeal been preferred? (Yes / No)
Penalty/Fine	1	-	Nil	N.A.	N.A.
Settlement	1	RBI	1,00,00,000	Contravention under the Direction issued by RBI on 'Interest Rate on Deposits' and 'Recovery Agents engaged by Banks'	No
Settlement	1	RBI	75,00,000	Contravention under the Direction on Know Your Customer (KYC) issued by the RBI	No
Compounding Fee	-	-	-	-	-
Non-Monetary				
	NGRBC Principle	Name of the regulatory / enforcement agencies / judicial Institutions	Brief of the case	Has an appeal been preferred? (Yes / No)
Imprisonment	1	Nil	N.A.	N.A.
Punishment	1	Nil	N.A.	N.A.

3. **Of the instances disclosed in Question 2 above, details of the appeal / revision preferred in cases where monetary or non-monetary action has been appealed.**

N.A.

4. **Does the entity have an anti-corruption or anti-bribery policy? If yes, provide details in brief and if available, provide a web-link to the policy.**

Yes, the Bank has an Anti-Bribery and Anti-Corruption Policy. The Policy applies to all persons working for or on behalf of the Bank, including the third parties the Bank engages with.

Web link:

Anti-Bribery and Anti-Corruption Policy

5. **Number of Directors / KMPs / employees against whom disciplinary action was taken by any law enforcement agency for the charges of bribery / corruption**

	FY 2024-25	FY 2023-24
Directors	Nil	Nil
KMPs	Nil	Nil
Employees	Nil	Nil



6. Details of complaints with regards to conflict of interest

	FY 2024-25		FY 2023-24	
	Number	**Remarks**	Number	Remarks
Number of complaints received in relation to issues of conflict of interest of directors	Nil	N.A.	Nil	N.A.
Number of complaints received in relation to issues of conflict of interest of KMPs	Nil	N.A.	Nil	N.A.

7. Provide details of any corrective action taken or underway on issues related to fines / penalties / action taken by regulators / law enforcement agencies / judicial institutions, on cases of corruption and conflicts of interest.

N.A.

8. Number of days of accounts payables ((Accounts payable *365) / Cost of goods/services procured) in the following format:

	FY 2024-25	FY 2023-24
Number of days of accounts payables	4.6	7.4

Note: Numerator consists of sundry creditors for purchase of fixed assets and expenses accrued but not paid (expenses payable). The denominator for the above KPI represents 'purchases' made from vendors forming part of Schedule 16 and additions to fixed assets as per Schedule 10 of the Standalone Audited Financial Statements of the Bank.

An independent reasonable assurance has been carried out by SGS India Private Limited on the FY 2024-25 indicators in the table above.

9. Openness of Business

Provide details of concentration of purchases and sales with trading houses, dealers, and related parties along-with loans and advances & investments, with related parties, in the following format:

Parameter	Metrics	FY 2024-25	FY 2023-24
Concentration of Purchases	a. Purchases from trading houses as % of total purchases	-	-
	b. Number of trading houses where purchases are made from	-	-
	c. Purchases from top 10 trading houses as % of total purchases from trading houses	-	-
Concentration of Sales	a. Sales to dealers / distributors as % of total sales	-	-
	b. Number of dealers / distributors to whom sales are made	-	-
	c. Sales to top 10 dealers / distributors as % of total sales to dealers / distributors	-	-
Share of RPTs in	a. Purchases (Purchases with related parties / Total purchases	1.44%	2.35%
	b. Sales (Sales to related parties / Total Sales)	2.17%	1.81%
	c. Loans & advances (Loans & advances given to related parties / total loans & advances)	0.26%	0.39%
	d. Investments (Investments in related parties / Total Investments made)	1.66%	1.92%

Note:

- There were no purchases from trading houses in FY 2024-25.

- The Bank does not make any sales to dealers / distributors. The Bank's products and services are offered to customers directly.

An independent reasonable assurance has been carried out by SGS India Private Limited on the FY 2024-25 indicators in the table above.

Leadership Indicators

1. **Awareness programmes conducted for value chain partners on any of the principles during the financial year**

   The Bank actively conducts various awareness programmes for its value chain partners, which may be attributed to Principle 1, 2 and 4. Elucidated below are some of the awareness programmes:

   Financial Literacy: The Bank recognises that financial literacy is extremely critical to make financial inclusion meaningful. To help increase and strengthen the eco-system of Financial Literacy Centres (FLCs), the rural branches of the Bank conducts Financial Literacy Camps for farmers, self-help groups, small and micro entrepreneurs and senior citizens amongst others. The focus of the FLC camps is to create financial literacy awareness and safe usage of digital platforms. The Bank has cumulatively covered over 1.84 crore customers through its FLCs. During the financial year under review, the Bank conducted 4.97 lakh FLC camps covering 30.65 lakh participants.

   Cyber Security Awareness: HDFC Bank regularly conducts cyber fraud awareness campaigns to educate customers, employees, stakeholders, and the general public on Fraud Modus Operandi, Social Engineering Techniques, Cyber Security, and Secure Banking Practices.

   During the financial year 2024-25, the Bank conducted over 6,000 Cyber Fraud Awareness Workshops. These workshops aimed at educating customers, law enforcement agencies, senior citizens, Self-Help Groups, educational institutions, rural customers, vendors, partners and employees, among others.

   Key initiatives include – (i) "Each One Teach One" campaign conducted during Teachers' Day week reaching 11,400 participants, (ii) "Teach India" cyber security campaign was conducted engaging over 300,000 participants, and (iii) Webinar on Fraud Trends and Safe Digital Banking Practices was conducted for employees across the bank. The webinar was addressed by a retired Indian Police Service (IPS) officer, sharing valuable insights to the Safe Digital Banking Practices.

   The Bank's website also hosts a Secure Banking section with Do's and Don'ts, Top 10 common scam and details of Cyber Crime Helpline to promote safe and secure banking.

   A mandatory course on information security awareness is designed by the Bank. All the employees of the Bank are mandated to take this course annually. A similar course on information security is mandated for all vendors operating out of our offices.

   Direct Selling Agents: The Bank engages and spends a great deal of effort training its direct selling agents especially in terms of harnessing the new digital platforms as well as ensuring that they adhere to the Bank's Model Code of Conduct and have the right information to provide customers on various products and services of the Bank.

   Capacity Building: Recognizing the Securities and Exchange Board of India's (SEBI) mandate for value chain disclosures under the BRSR Core framework, the Bank actively collaborated with its value chain partners through, (i) Targeted training and awareness programs to enhance value chain partners' understanding of ESG principles and BRSR Core requirements and (ii) Strengthening data collection systems to improve transparency and accountability.

2. **Does the entity have processes in place to avoid / manage conflict of interests involving members of the board? (Yes / No) If yes, provide details of the same.**

    Yes. The Board of Directors are subject to the Board-approved Code of Ethics / Conduct which mandates that Board members shall avoid conflict of interest and disclose to the Board any material transaction or relationship that reasonably could be expected to give rise to such a conflict. The Board members are required to disclose any change in their interest in any entities to the Board as and when such changes occur and at a minimum at the first meeting of the Board held in the financial year.

    In line with the extant RBI circulars on 'fit and proper' criteria, the Board members are required to provide a declaration and undertaking to the Bank on an annual basis and at the time of their appointment / re-appointment. This declaration also contains information of entities in which the directors have interest.

    As and when any director is appointed / re-appointed, the Bank's secretarial team carries out a due diligence exercise which inter alia examines the possibility of conflict of interest.

    Web-link: Code Of Ethics / Conduct

PRINCIPLE 2: BUSINESSES SHOULD PROVIDE GOODS AND SERVICES IN A MANNER THAT IS SUSTAINABLE AND SAFE

Essential Indicators

1. **Percentage of R&D and capital expenditure (capex) investments in specific technologies to improve the environmental and social impacts of product and processes to total R&D and capex investments made by the entity, respectively.**

	FY 2024-25	FY 2023-24	Details of improvements in environmental and social impacts
R&D	Nil	Nil	N.A.
Capex	0.51%	Nil	During FY 2024-25, the Bank commenced reporting on its capital expenditure towards.
			The key initiatives adopted in FY 2024-25 include installation of (i) Energy efficient equipment including BEE certified 5-star ACs, CPCB IV Compliant Diesel Gensets, (ii) Renewable energy infrastructure and (iii) Sewage Treatment Plant (STP)
			Enhanced energy efficiency and shift to renewable energy will result in reduction of GHG emissions emanating from our day-to-day operations.

Note: During the year, the Bank also made capital expenditure towards digitalisation initiatives which results in faster and greater efficiencies for customers. From an environmental perspective, this enables reduction in consumption of paper. Expense towards these initiatives have not been considered.

2. **a. Does the entity have procedures in place for sustainable sourcing? (Yes / No)**

Wherever feasible, the Bank actively integrates sustainable sourcing in its operations. For procurement of equipment, the Bank ensures that energy efficiency standards are considered during the purchase of electronic equipment such as computers, laptops, lighting devices, ACs, amongst others.

As of March 31, 2025, the Bank had 2,507 branches/offices in different cities, certified under the Green Interiors Rating System of Indian Green Building Council (IGBC). These green office ratings entail Platinum, Gold and Silver ratings from IGBC.

In line with IGBC's comprehensive rating modules encompassing eco design approach, interior materials, water conservation, indoor environment, energy efficiency and innovation, sustainable design elements have been incorporated at the Bank's green certified premises. The Bank uses GreenPro certified materials such as plywood, laminates, flooring tiles, false ceiling tiles, paints, adhesives and finishes in these premises.

During the year, we launched XPRESSWAY, a digital platform that provides a one-stop destination to avail banking products and services via do-it-yourself application, resulting in significant reduction in paperwork. The Bank also replaces the use of virgin paper with recycled paper wherever feasible.

b. If yes, what % of goods were sourced sustainably?

In FY 2024-25, recycled paper constituted 24% of our total paper procurement. Over a quarter of our offices adhered to IGBC prescribed sustainable sourcing checklist. Besides this the bank also procures energy efficient electronic equipments wherever feasible.

3. **Describe the processes in place to safely reclaim your products for reusing, recycling and disposing at the end of life, for (a) Plastics (including packaging) (b) E-waste (c) Hazardous waste and (d) other waste.**

Given the nature of the business, the Bank does not have 'physical' product offerings in the normal course of its operations and hence reclamation of products is not applicable.

4. **Whether Extended Producer Responsibility (EPR) is applicable to the entity's activities (Yes / No). If yes, whether the waste collection plan is in line with the Extended Producer Responsibility (EPR) plan submitted to Pollution Control Boards? If not, provide steps taken to address the same.**

The Bank does not have 'physical' product offerings in the normal course of its operations and hence Extended Producer Responsibility is not applicable given the nature of business.

Leadership Indicators

1. **Has the entity conducted Life Cycle Perspective / Assessments (LCA) for any of its products (for manufacturing industry) or for its services (for service industry)? If yes, provide details.**

N.A.

2. **If there are any significant social or environmental concerns and / or risks arising from production or disposal of your products / services, as identified in the Life Cycle Perspective / Assessments (LCA) or through any other means, briefly describe the same along-with action taken to mitigate the same.**

N.A.

3. **Percentage of recycled or reused input material to total material (by value) used in production (for manufacturing industry) or providing services (for service industry).**

Input material cost	Recycled or re-used input material cost to total material cost	
	FY 2024-25	FY 2023-24
	24%	15%

Note: Recycled paper is one of the key input materials relevant for provision of banking services. In FY 2024-25, recycled paper procured constituted 24% of our total paper procurement which reduced the upstream emissions associated with paper procurement by 117.92 tCO_2e.

4. **Of the products and packaging reclaimed at end of life of products, amount (in metric tonnes) reused**

	FY 2024-25			FY 2023-24		
	Re-used	**Recycled**	**Safely Disposed**	Re-used	Recycled	Safely Disposed
Plastics (including packaging)	-	-	-	-	-	-
E-waste	-	-	-	-	-	-
Hazardous waste	-	-	-	-	-	-
Other waste	-	-	-	-	-	-

Note: Given the nature of the business, the Bank does not engage in offering physical products and hence this is not applicable.

5. **Reclaimed products and their packaging materials (as percentage of products sold) for each product category.**

N.A.

PRINCIPLE 3: **BUSINESSES SHOULD RESPECT AND PROMOTE THE WELL-BEING OF ALL EMPLOYEES, INCLUDING THOSE IN THEIR VALUE CHAINS**

Essential Indicators

1. **a.** **Details of measures for the well-being of employees**

Category	Total (A)	% of employees covered by									
		Health Insurance		Accident Insurance		Maternity Benefits		Paternity Benefits		Day Care Facilities	
		Number (B)	% (B / A)	Number (C)	% (C/A)	Number (D)	% (D/A)	Number (E)	% (E/A)	Number (F)	% (F/A)
Permanent employees											
Male	1,58,449	1,58,449	100	1,58,449	100	0	0	1,58,449	100	1,58,449	100
Female	56,072	56,072	100	56,072	100	56,072	100	0	0	56,072	100
Total	2,14,521	2,14,521	100	2,14,521	100	56,072	26	1,58,449	74	2,14,521	100
Other than permanent employees											
Male	24	0	0	0	0	0	0	0	0	0	0
Female	7	0	0	0	0	0	0	0	0	0	0
Total	31	0	0	0	0	0	0	0	0	0	0

Note: All employees are covered under health and accident insurance (within India). Medical expenses and insurance to maternity claims are covered under health insurance coverage. Employees based abroad are covered as per benefits guided by local regulations in respective countries.

The Bank undertakes various employee engagement initiatives for the well-being of its employees. For the physical well-being of the employees, the Bank offers medical insurance, medical reimbursements and health check-ups. Some offices of the Bank have creche facilities in its premises and for other locations on a pan-India basis, the Bank has tie ups with external parties who run day care centres where employees can avail such services.

The Bank supports mental wellbeing of its employees through Employee Assistance Program (EAP) that provides confidential, 24/ 7 support to employees facing personal or work-related challenges. The Bank also publishes mindfulness series where situational coping mechanisms and mindfulness techniques are shared periodically with all employees. Stress management and emotional well-being sessions are also conducted periodically. An internal wellness channel is run to create awareness about the importance of nutrition, exercise, mindfulness and overall well-being of all the employees.

b. **Details of measures for the well-being of workers**

N.A.

c. **Spending on measures towards well-being of employees**

	FY 2024-25	FY 2023-24
Cost incurred on well-being measures as a % of total revenue of the company	0.21%	0.22%

An independent reasonable assurance has been carried out by SGS India Private Limited on the FY 2024-25 indicators in the table above.

Note:

- For the numerator, well-being measures for employees represents maternity and paternity leave benefits and expenses towards Mediclaim insurance, health check-ups and medical reimbursements.

- For the denominator, revenue includes Interest Earned and Other Income, excluding profit/ (loss) on sale of buildings & other assets (net) in the Audited Standalone Financial Statements of the Bank.

- For maternity and paternity benefits, per day salary is calculated basis the fixed pay at the financial year end or the fixed pay of the employee on the date of leaving, as applicable.

2. **Details of retirement benefits for the current and previous financial year**

Benefits	FY 2024-25		FY 2023-24	
	No. of employees covered as a % of total employees	Deducted and deposited with the authority (Y / N / N.A.)	No. of employees covered as a % of total employees	Deducted and deposited with the authority (Y/N/N.A.)
PF	100	Yes	100	Yes
Gratuity	100	Yes	100	Yes
Employee State Insurance (ESI)	N.A.	N.A.	N.A.	N.A.
Others	N.A.	N.A.	N.A.	N.A.

3. **Accessibility of workplaces**

   Are the premises / offices accessible to differently abled employees as per the requirements of the Rights of Persons with Disabilities Act, 2016? If not, whether any steps are being taken by the entity in this regard.

   The Bank has recognised the importance of improving infrastructure requirements to facilitate fair and free access for all employees. 2,044 of the Bank's branches have ramps installed for facilitating access to differently abled stakeholders. The Bank's ATM machines for visually challenged customers operate on a voice guided system with braille enabled keys which guide in transacting at the ATM.

4. **Does the entity have an equal opportunity policy as per the Rights of Persons with Disabilities Act, 2016? If so, provide a web-link to the policy.**

   The 'Conduct Philosophy' enshrines that the Bank is an equal opportunity employer and does not discriminate on the basis of race, caste, religion, colour, marital status, gender, sexual orientation, age, nationality or ethnic origin.

   Web link: Conduct Philosophy

   The Diversity, Equity, Inclusion (DEI) Policy adopted by the Bank reiterates on equal opportunities for Persons with Disabilities.

   Web link: DEI Policy

5. **Return to work and retention rates of permanent employees and workers that took parental leave.**

Benefits	Permanent employees	
	Return to work rate (%)	Retention rate (%)
Male	99.7	78.1
Female	97.3	71.4
Total	**99.1**	**76.5**

Note: Retention rate determines those who returned to work after parental leave ended and were still employed 12 months later.

6. **Is there a mechanism available to receive and redress grievances for the following categories of employees If yes, give details of the mechanism in brief.**

Yes, the Bank has a grievance mechanism for employees. The Human Resources department engages closely with employees to get a pulse of the sentiment of employees. The employees have access to the 'My Concern' portal to put forth their grievances, if any. All the concerns are collated and redirected to relevant teams for resolution.

7. **Membership of employees in association(s) or unions**

Category	FY 2024-25		
	Total employees in respective category (A)	No. of employees in respective category, who are part of association(s) or union (B)	% (B / A)
Total Permanent Employees	**2,14,521**	**208**	**0.10**
Male	1,58,449	153	0.10
Female	56,072	55	0.10
	FY 2023-24		
Total Permanent Employees	**2,13,527**	**213**	**0.10**
Male	1,57,917	159	0.10
Female	55,610	54	0.10

8. **Details of training given to employees**

Category	Total (A)	FY 2024-25				Total (D)	FY 2023-24			
		On health and safety/wellness measures		On skill upgradation			On health and safety/ wellness measures		On skill upgradation	
		No. (B)	% (B/A)	No. (C)	% (C/A)		No. (E)	% (E/D)	No. (F)	% (F/D)
EMPLOYEES										
Male	**1,58,449**	**1,58,449**	**100**	**1,55,697**	**98**	1,57,917	1,57,917	100	1,53,513	97
Female	**56,072**	**56,072**	**100**	**55,246**	**99**	55,610	55,610	100	53,907	97
Total	**2,14,521**	**2,14,521**	**100**	**2,10,943**	**98**	2,13,527	2,13,527	100	2,07,420	97
OTHER THAN PERMANENT EMPLOYEES										
Male	24	0	0	0	0	31	0	0	0	0
Female	7	0	0	0	0	7	0	0	0	0
Total	**31**	**0**	**0**	**0**	**0**	38	0	0	0	0

9. **Details of performance and career development reviews of employees**

The Bank adopts a comprehensive multi-dimensional performance management system that enables strategic alignment, individual goal setting, continuous feedback, and career development by carrying out performance reviews twice a year- (i) mid-year and (ii) annual review.

Management by Objectives (MBO): Employees set predefined and measurable goals after discussions with their supervisors at the beginning of the year. The goals and KRAs are aligned with the strategic objectives set for the year by the senior management and cascaded to the rest of the Bank.

Team Performance Evaluation: The Bank conducts an organization wide survey on sentiment, culture and team experience, which is aggregated and the scores of the same are used as inputs during the annual performance review discussion of managers. Managers are also evaluated based on their team's performance and overall competency. Development needs are identified basis this exercise.

Agile Communication: The Bank encourages ongoing performance conversations between employees and their supervisors and records it formally during mid-year and annual performance review. The appraiser and the appraisee have a joint performance discussion based on the self-evaluation filled by the appraisee. The discussion includes feedback on performance, competencies, development needs and career aspirations, post which the appraiser records his/ her evaluation and overall feedback in the document.

Performance Grading: Performance is evaluated on a 4-point scale. In addition, the Bank has a talent management and review process where HR along with the business or functional heads review the talent at certain periodicity and identifies specific development needs to support their career progression. This translates into training and development initiatives and lateral career movement opportunities for the talent.

Category	FY 2024-25			FY 2023-24		
	Total (A)	No.(B)	% (B/A)	Total (C)	No. (D)	% (D/C)
EMPLOYEES						
Male	1,58,287	1,38,899	88	1,57,948	1,35,649	86
Female	56,017	48,266	86	55,617	45,713	82
Total	2,14,304	1,87,165	87	2,13,565	1,81,362	85

Note: Column 'B' and 'D' comprise all employees who are eligible for performance and career development review. Only employees who have completed the probation period with the Bank are eligible for performance review.

10. **Health and safety management system**

    a. **Whether an occupational health and safety management system has been implemented by the entity? (Yes / No). If yes, the coverage such system?**

    HDFC Bank aims to maintain health and safety standards at the workplace. Safety checks and assessments of the physical infrastructure are carried out periodically. The Bank also conducts several awareness and training programs for its employees and relevant stakeholders.

    During the year, the 'Fire and Life Safety' module was launched on our learning and development platform MPower to ensure employee awareness on how to handle crisis and how to use the life safety equipment.

    Emergency evacuation drills and training programmes on 'How to Use Fire Extinguishers' are conducted on a regular basis.

    To enhance fire preparedness and to ensure safety of the employees, fire and safety audits are carried out in offices on a pan-India basis.

    b. **What are the processes used to identify work-related hazards and assess risks on a routine and non-routine basis by the entity?**

    The Bank has an internal incident reporting portal which captures incidents across locations. The concerned teams compile the root cause analysis of the incidents and maintain the record of incidents, if any, on the portal.

    c. **Whether you have processes for employees to report the work-related hazards and to remove themselves from such risks.**

    Yes.

    d. **Do the employees have access to non-occupational medical and healthcare services?**

    Yes.

11. Details of safety related incidents

Safety Incident / Number	Category	FY 2024-25	FY 2023-24
Number of Permanent Disabilities	Employees	0	0
	Workers	0	0
Lost Time Injury Frequency Rate (LTIFR) (per one million-person hours worked)	Employees	0	0
	Workers	0	0
No. of fatalities	Employees	0	0
	Workers	0	0
High consequence work-related injury or ill-health (excluding fatalities)	Employees	0	0
	Workers	0	0

Note:

- All employees of the Bank are categorised as permanent or other than permanent i.e. on a contract basis. The Bank does not employ any workers; accordingly, worker related KPIs are nil and the same have not been included in any of the prescribed tables in the BRSR.

- For high consequence work-related injury or ill-health (excluding fatalities), the Bank has considered work-related injury or ill-health, which results in an injury from which the employee cannot or is not expected to recover fully to the previous health status.

- The Bank has considered injuries/fatalities caused due to the nature of the work or directly related to the performance of work-related tasks.

An independent reasonable assurance has been carried out by SGS India Private Limited on the FY 2024-25 indicators in the table above.

12. Describe the measures taken by the entity to ensure a safe and healthy workplace.

The Bank has an Occupational Health and Safety Policy. The Bank also has in-house safety and security professionals to help ensure a safe workplace. Awareness programmes on safety are conducted for various stakeholders. During the year, bank initiated the '3E Program' – Educate, Enhance & Establish.

Educate – Inculcate the culture of safety by sharing information through internal communication on different subjects and ensure that the employees are equipped to handle any kind of crisis.

Enhance – On-ground training on 'Fire & Life Safety' through evacuation drills is conducted to ensure preparedness. During FY 2024-25, 177 fire drills were conducted across locations.

Establish – Multi-lingual poster with emergency contact numbers and evacuation steps are put up in all the branches.

Further, a benchmarking and gap assessment is undertaken periodically to assess requisite up-gradations or changes required to benchmark standards on Environment, Health and Safety (EHS).

13. Number of complaints on the following made by employees

	FY 2024-25			FY 2023-24		
	Filed during the year	**Pending resolution at the end of year**	**Remarks**	Filed during the year	Pending resolution at the end of year	Remarks
Working conditions	0	0	-	0	0	-
Health and safety	0	0	-	2	0	Behavioural issue in one case; Other case on office amenities was found to be unsubstantiated

14. Assessments for the year

	% of your plants and offices that were assessed (by entity or statutory authorities or third parties)
Health and safety practices	100% assessment as part of internal audits on safety related issues. 5,770 electrical safety third party audits were carried out on a pan-India basis
Working Conditions	0

15. Provide details of any corrective action taken or underway to address safety-related incidents (if any) and on significant risks / concerns arising from assessments of health and safety practices and working conditions.

The Bank recognises the importance of a robust Environment, Health and Safety framework to ensure maintenance of benchmark health and safety practices within the organisation. With increased focus on health and well-being, special health check-up camps are conducted on a periodic basis for employees.

Further, as a responsible bank, under the Business Continuity Plan, the Bank conducts robust drills on a periodic basis to ensure readiness in the eventuality of the BCP needing to be activated.

Employees are encouraged to raise safety-related issues, if any, on the 'My Concern' portal on the intranet.

Leadership Indicators

1. Does the entity extend any life insurance or any compensatory package in the event of death of employees (Y / N)

Yes, the Bank extends a comprehensive compassion package in the event of death of an employee as detailed below:

- Payment of Ex-Gratia Scheme: To provide immediate monetary assistance to the distressed family and financial support and help to recover from the sudden deprivation of the income of the deceased employee, ex-gratia lumpsum amount as per grade up to a certain level is given;

- Financial support on education to the dependent children till graduation in India up to a maximum of ₹ 5 lakh per child for 2 children;

- Compassionate employment: With an objective to provide support to the family who has lost an earning member due to death of an employee, the kin of the employee is offered employment in the Bank based on the respective educational qualification of the candidate, subject to fulfilment of other eligibility criteria. The Bank also provides the necessary training and skills to the candidate as required.

2. **Provide the measures undertaken by the entity to ensure that statutory dues have been deducted and deposited by the value chain partners.**

As per the Bank's Code of Conduct, it expects its employees and all third parties it deals with, to adhere to the ethics and values as elucidated in the code. The Bank ensures that taxes/ statutory dues as applicable to the transactions within the remit of the Bank are deducted and deposited in accordance with its laid out standard operating procedures which are in line with extant regulations. The Bank expects its value chain partners, including service providers to be compliant with statutory dues/ other requirements. These form a part of the covenants in the legal contracts between the Bank and its value chain partners.

3. **Provide the number of employees having suffered high consequence work-related injury / ill-health / fatalities (as reported in Q11 of Essential Indicators above), who have been rehabilitated and placed in suitable employment or whose family members have been placed in suitable employment:**



	Total no. of affected employees		No. of employees that are rehabilitated and placed in suitable employment or whose family members have been placed in suitable employment	
	FY 2024-25	FY 2023-24	**FY 2024-25**	FY 2023-24
Employees	N.A. There were no work-related injuries.			

4. **Does the entity provide transition assistance programmes to facilitate continued employability and the management of career endings resulting from retirement of employment? (Yes / No)**

Yes. The Bank offers a comprehensive suite of learning offerings in facilitator led and self-paced learning formats. The learning offerings cover a wide range of functional, professional development and leadership development themes.

The Bank runs a unique retirement transition programme, 'Life 2.0'. The programme covers financial planning, healthy living and other subject areas to ensure retired employees are gainfully engaged post-retirement.

5. **Details on assessment of value chain partners**

	% of value chain partners (by value of business done with such partners) that were assessed
Health and safety practices	Nil
Working conditions	

Note: As part of the ESG & Climate Risk Assessment in accordance with the ESG Risk Management Framework, certain wholesale loans undergo an enhanced E&S assessment. These borrowers provide the Bank with details on their health and safety practices and working conditions as part of the social impact assessment.

6. **Provide details of any corrective actions taken or underway to address significant risks/concerns arising from assessments of health and safety practices and working conditions of value chain partners.**

N.A.



PRINCIPLE 4: BUSINESSES SHOULD RESPECT THE INTERESTS OF AND BE RESPONSIVE TO ALL ITS STAKEHOLDERS

Essential Indicators

1. **Describe the processes for identifying key stakeholder groups of the entity.**

   HDFC Bank maps its stakeholders based on their level of interest, influence, and impact on the Bank. This inter alia includes communities, investors, employees, customers, value chain partners, regulators and the government.

2. **List stakeholder groups identified as key for your entity and the frequency of engagement with each stakeholder group.**

Key Stakeholders	Whether identified as Vulnerable & Marginalised Group (Yes / No)	Channels of communication (Email, SMS, Newspaper, Pamphlets, Advertisement, Community Meetings, Notice Board, Website), Others	Frequency of engagement (Annually / Half yearly / Quarterly / others - please specify)	Purpose and scope of engagement including key topics and concerns raised during such engagement
Communities	Yes, children, youth, farmer communities	Planning, Meeting and Exercises - Needs Assessment / Baseline / Participatory Rural Appraisal Focused Group Discussions Consultative Workshops Awareness Sessions and Field Demonstrations Periodic progress reviews and monitoring	Type: Information, Consultation, Participation Frequency: Continuous engagement / Annual performance review	Poverty and drudgery alleviation, Improvement in quality of education, Appropriate resource management, Environmental sustainability, Improvement in community hygiene and sanitation
Investors / Shareholders	No	Quarterly financial reports, press releases, results conference calls and investor presenations and conferences, Analyst days, Investor days, interactions with shareholders and Annual General Meetings (AGMs)	Type: Information, Participation Frequency: Continuous engagements / Quarterly / Annual	Compliance, Governance & ethical practices, and Economic performance
Employees	No	Employee on-ground and virtual connect by human resources, leadership and manager connect; Engagement and Pulse & Vibes surveys to assess sentiment of employees Employee connect initiatives like talent hunt, wellness initiatives, employee engagements among others	Type: Information, Consultation, Participation Frequency: On-going / periodic	Employee engagement, Culture and employee experience, Employee wellness and safety, Learning and Development, Inclusive work culture, Work-life balance
Customers	Yes, if they qualify based on specified criteria such as income and/or gender or any other criteria	Multiple channels – physical and digital, Customer satisfaction surveys, Customer feedbacks, Regular interaction with customers	Type: Information, Consultation Frequency: Continuous	Ease of transacting across channels; Innovative technology applications; Data security; Advanced analytics
Value chain partners	No	Regular meetings, emails, phone calls and surveys	Type: Information Frequency: Continuous engagement/ Annual performance review	Partnership, governance and ethical practices

Key Stakeholders	Whether identified as Vulnerable & Marginalised Group (Yes / No)	Channels of communication (Email, SMS, Newspaper, Pamphlets, Advertisement, Community Meetings, Notice Board, Website), Others	Frequency of engagement (Annually / Half yearly / Quarterly / others - please specify)	Purpose and scope of engagement including key topics and concerns raised during such engagement
Regulators & Government	No	Regular meetings, policy updates and ministry directives, mandatory filings with key regulators	Type: Information, Consultation, Participation Frequency: Continuous engagement or as per requirement	Compliance, Social Security schemes, Relevant national mandates

Leadership Indicators

1. **Provide the processes for consultation between stakeholders and the Board on economic, environmental, and social topics or if consultation is delegated, how is feedback from such consultations provided to the Board.**

   The Bank is dedicated to driving positive change and believes that sustainable growth is key to creating long-term value for all the stakeholders. Active engagement on economic, environmental and social matters is conducted with the relevant stakeholder groups – customers, employees, shareholders, investors, regulators, vendors and communities – on an ongoing basis.

   These engagements take place through multiple channels such as town halls, training sessions, social media platforms, customer satisfaction surveys, stakeholder engagement exercises and materiality assessment.

   These forums provide valuable insights that help identify key issues, evaluate business practices, mitigate risks, and enhance the Bank's impact across the ecosystem. Feedback from these engagements is analysed and communicated to the Board and Senior Management through a structured process. The Bank ensures that stakeholder concerns are considered in strategic decision-making through the following governance mechanisms:

   - The CSR & ESG Committee of the Board is responsible for overseeing the identification, implementation, and monitoring of all the CSR initiatives. It also ensures transparent reporting and effective communication with stakeholders on CSR, ESG framework and related strategic goals and disclosures.

   - The Bank's Board-level Customer Service Committee is constituted to drive continuous improvements in the quality of customer services provided by the Bank and develop innovative measures for enhancing the customer experience and quality of customer service.

2. **Whether stakeholder consultation is used to support the identification and management of environmental, and social topics (Yes / No). If so, provide details of instances as to how the inputs received from stakeholders on these topics were incorporated into policies and activities of the entity.**

   Yes. The Bank engages with its key stakeholders on an ongoing basis to identify pertinent environmental and social topics of interest to its stakeholders and addresses them through periodic updates through policies and programmes. The Bank reviewed its material topics through consultations with multiple stakeholder groups. The exercise was designed to identify how various areas impact the Bank's stakeholders. For each of the material topics identified through this consultation process, the Bank has a robust approach, as detailed in its Integrated Annual Report. The Bank will continue to align its overall strategy in line with material topics identified.

   To quote a few examples, the Bank had aligned its ESG reporting with the requirements of SEBI which is one of its key stakeholders. Additionally, the Bank ensures compliance with the requirements of RBI as updated from time to time. The Bank is also cognizant of the evolving needs of its customers and offers new products to cater to customers' preference for ease of transactions across channels. Similarly, the Bank continues to offer new technology driven, best-in-class learning resources to its employees to cater to their learning and development needs. The Bank's CSR programmes are also designed to cater to the local needs and context of the communities they are designed to serve.

3. **Provide details of instances of engagement with, and actions taken to, address the concerns of vulnerable/ marginalised stakeholder groups.**

    The Bank is committed to addressing the needs of vulnerable and marginalised stakeholder groups through both its financial inclusion strategy and community development initiatives. With the guidance of the Board governed Corporate Social Responsibility (CSR) Policy, the Bank continues to implement well-structured programmes and interventions aimed at improving the well-being of marginalised communities and contributing to their sustainable development.

    The key approach focused on lending to marginal/vulnerable groups is the Bank's Sustainable Livelihoods Initiative, empowering them through access to credit and livelihood support. Over 50% of the Bank's branches are in rural and semi-urban areas, to increase the financial inclusion penetration across the country.

    The Bank actively supports several schemes of the government which inter alia include loans to street vendors, artisans, MSMEs, loans to women entrepreneurs, farmers, contributing to employment generation and improved livelihoods. The Bank has also extended financial support to agri-infrastructure projects, micro food processing, agri clinics and agri-business centres and rural and urban livelihood missions. In FY 2024–25, the Bank enrolled 4.5 million customers under various government social security schemes, including basic banking accounts, low-cost insurance for underprivileged segments, and pension schemes for unorganised sector workers.

    Further, the Bank is committed to expand access to affordable housing. During the year, 64% of home loans (in volume terms) and 37% (in value terms) were approved for customers from economically weaker sections (EWS), low-income groups (LIG), and middle-income groups (MIG).

PRINCIPLE 5: BUSINESSES SHOULD RESPECT AND PROMOTE HUMAN RIGHTS

Essential Indicators

1. **Employees who have been provided training on human rights issues and policy(ies)**

Category	FY 2024-25			FY 2023-24		
	Total (A)	No. of employees covered (B)	% (B/A)	Total (C)	No. of employees covered (D)	% (D/C)
EMPLOYEES						
Permanent	2,14,521	2,04,683	95	2,13,527	1,93,104	90
Other than permanent	31	-	-	38	-	-
Total Employees	2,14,552	2,04,683	95	2,13,565	1,93,104	90

Note: Human rights training entails training of the Bank's policies and procedures with respect to human rights issues.

2. **Details of minimum wages paid to employees.**

Category	FY 2024-25					FY 2023-24				
	Total (A)	Equal to Minimum Wage		More than Minimum Wage		Total (D)	Equal to Minimum Wage		More than Minimum Wage	
		No. (B)	% (B/A)	No. (C)	% (C/A)		No. (E)	% (E/D)	No. (F)	% (F/D)
EMPLOYEES										
Permanent	**2,14,521**	**0**	**0**	**2,14,521**	**100**	**2,13,527**	**0**	**0**	**2,13,527**	**100**
Male	1,58,449	0	0	1,58,449	100	1,57,917	0	0	1,57,917	100
Female	56,072	0	0	56,072	100	55,610	0	0	55,610	100
Other than Permanent	**31**	**0**	**0**	**31**	**100**	**38**	**0**	**0**	**38**	**100**
Male	24	0	0	24	100	31	0	0	31	100
Female	7	0	0	7	100	7	0	0	7	100

3. a. **Details of remuneration / salary / wages**

	Male		Female	
	Number	Median remuneration / salary / wages of respective category (₹)	Number	Median remuneration / salary / wages of respective category (₹)
Board of Directors	10	1,23,50,000	3	84,50,000
Key Managerial Personnel	2	2,97,91,531	0	0
Employees other than BoD and KMP	1,58,443	5,56,005	56,072	3,86,345

Note: Further categorisation of details of remuneration of employees other than Board of Directors (BoD) and Key Managerial Personnel (KMP)

Employees other than BoD and KMP*	Male		Female	
	Number	Median remuneration / salary / wages of respective category (₹)	Number	Median remuneration / salary / wages of respective category (₹)
Senior Management	216	1,23,89,109	25	1,22,67,665
Middle Management	7,959	39,05,221	1,200	39,46,992
Junior Management	28,666	15,12,120	5,499	14,80,000
Non-Supervisory Staff (Includes sales officers)	1,21,602	3,93,363	49,348	3,50,045

3. b. Gross wages paid to females as % of total remuneration paid

	FY 2024-25	FY 2023-24
Gross wages paid to females as % of wages paid	20%	19%

Note: The calculation of gross wages paid to female employees excludes retirement benefits, ESOPs and staff welfare expenses.

An independent reasonable assurance has been carried out by SGS India Private Limited on the FY 2024-25 indicators in the table above.

4. Do you have a focal point (Individual / Committee) responsible for addressing human rights impacts or issues caused or contributed to by the business? (Yes / No)

Yes. Refer Section B for details on the authority responsible for implementation and oversight of business responsibility.

5. Describe the internal mechanisms in place to redress grievances related to human rights issues

The Bank strictly adheres to the conduct philosophy adopted, which prohibits the use of child, forced, or compulsory labour. The conduct philosophy includes mechanisms to address issues related to mental or physical coercion, verbal abuse, sexual harassment, sexual abuse and slavery of employees. The Bank maintains a 'zero tolerance' policy on sexual harassment. An Internal Complaints Committee is in place to address such complaints. The Bank also has a whistleblower mechanism that provides a comprehensive framework for capturing and addressing complaints or grievances from the relevant stakeholders.

6. Number of complaints on the following made by employees

	FY 2024-25			FY 2023-24		
	Filed during the year	Pending resolution at the end of the year	Remarks	Filed during the year	Pending resolution at the end of the year	Remarks
Sexual Harassment	75	10	-	77	12*	-
Discrimination at workplace	0	0	-	0	0	-
Child Labour	0	0	-	0	0	-
Forced Labour / Involuntary Labour	0	0	-	0	0	-
Wages	0	0	-	0	0	-
Other human rights related issues	0	0	-	0	0	-

*Complaints reported as pending at the close of FY 2023-24 were resolved in FY 2024-25.

7. Complaints filed under the Sexual Harassment of Women at the Workplace (Prevention, Prohibition and Redressal) Act, 2013 (PoSH)

	FY 2024-25	FY 2023-24
Total complaints reported under Sexual Harassment of Women at the Workplace (Prevention, Prohibition and Redressal) Act, 2013	75	77
Complaints on PoSH as a % of female employees (%)	0.13	0.16*
Number of complaints on PoSH upheld	24	25

Note: For the purpose of calculating PoSH complaints as a percentage of female employees, average number of female employees is considered, in line with the Industry Standard Forum guidance.

Average number of female employees is computed basis the total female headcount at the beginning of the year and at the end of the year.

*Previous year's number has been revised, accordingly.

8. **Mechanisms to prevent adverse consequences to the complainant in discrimination and harassment cases**

    As a responsible employer, the Bank is committed to creating a culture which is conducive, fair and harmonious amongst its employees. The Bank recognises its responsibility towards safeguarding and protecting women at the workplace from harassment. The Bank has put in place a code of conduct, applicable to all employees of the Bank. The Bank's Internal Committee deals with cases of sexual harassment of women at the workplace and ensures that there is a fair and detailed investigation done in utmost confidentiality, thus ensuring protection to the aggrieved party. Further, the whistleblower policy also serves as a safe mechanism which ensures confidentiality and ensures no discrimination towards the complainant.

9. **Do human rights requirements form part of your business agreements and contracts (Yes / No)?**

    Yes, The Bank respects and upholds the principles of human rights as established in the United Nations Universal Declaration of Human Rights. Through this commitment, the Bank seeks to institutionalise appropriate policies and processes that safeguard the fundamental rights of all relevant stakeholders.

    As part of the ESG Risk Management Framework on lending, loans above a stipulated threshold undergo enhanced environmental and social due diligence. The Bank's vendors and suppliers are expected to adhere to all applicable laws addressing child, forced or trafficked labour.

10. **Assessments for the year**

	% of offices that were assessed (by entity or statutory authorities or third parties)
Child labour	
Forced / involuntary labour	
Sexual harassment	
Discrimination at workplace	Nil
Wages	
Others - please specify	

11. **Provide details of any corrective actions taken or underway to address significant risks / concerns arising from the assessments at Question 10 above.**

    N.A.

Leadership Indicators

1. **Details of a business process being modified/introduced as a result of addressing human rights grievances / complaints.**

    N.A.

2. **Details of the scope and coverage of any human rights due-diligence conducted.**

    Nil

3. **Is the premise / office of the entity accessible to differently abled visitors, as per the requirements of the Rights of Persons with Disabilities Act, 2016?**

    The Bank is committed to improving infrastructure and services to be more inclusive and also ensure fair and free access for visitors. In terms of accessibility, 2,044 of the Bank's branches have ramps installed for facilitating access to differently abled stakeholders. Many of the Bank's premises are located on the ground floor or have elevator access. The Branch ATMs are voice-guided and Braille keypads assist visually impaired customers. Further, the Bank also offers doorstep banking services for senior citizens and differently abled customers.

4. Details on assessment of value chain partners

	% of value chain partners (by value of business done with such partners) that were assessed
Sexual Harassment	
Discrimination at workplace	
Child Labour	
Forced Labour / Involuntary Labour	Nil
Wages	
Others - please specify	

Note: While assessments by value have not been aggregated, for our service providers, there are enabling clauses in the master agreements on adherence to applicable labour legislations. As part of the ESG and Climate Change Assessments undertaken for certain wholesale borrowers as per the ESG Risk Management Framework, parameters such as labour/ employee health and safety, prohibition of child labour and human rights protection are included in the E&S assessment.

5. Provide details of any corrective actions taken or underway to address significant risks / concerns arising from the assessments at Question 4 above.

N. A.

PRINCIPLE 6: BUSINESSES SHOULD RESPECT AND MAKE EFFORTS TO PROTECT AND RESTORE THE ENVIRONMENT

Essential Indicators

1. **Details of total energy consumption (in Joules or multiples) and energy intensity**

Parameter	FY 2024-25	FY 2023-24
From renewable sources (in GJ)		
Total electricity consumption (A)	66,436.61	11,772.84
Total fuel consumption (B)	-	-
Energy consumption through other sources (C)	-	-
Total energy consumed from renewable sources (A+B+C)	**66,436.61**	**11,772.84**
From non-renewable sources (in GJ)		
Total electricity consumption (D)	14,10,725.08	25,23,514.68
Total fuel consumption (E)	5,85,716.08	4,97,686.11
Energy consumption through other sources (F)	-	-
Total energy consumed from non-renewable sources (D+E+F)	**19,96,441.16**	**30,21,200.79**
Total energy consumed (A+B+C+D+E+F) (in GJ)	**20,62,877.77**	**30,32,973.62**
Energy intensity per rupee of turnover (Total energy consumed / Revenue from operations) (GJ per ₹ in crore)	5.96	9.87
Energy intensity per rupee of turnover adjusted for Purchasing Power Parity (PPP) (Total energy consumed / Revenue from operations adjusted for PPP) (GJ per USD in million)	12.32	20.39
Energy intensity in terms of physical output (GJ/ Full Time Employees (FTE))	9.62	14.20

Note:

- Energy consumed from fuels include energy from consumption of petrol and diesel in company-owned vehicles and gensets.

- For gensets and company owned vehicles, petrol/ diesel purchase data is extracted from the Bank's financial records. The cost of diesel/ petrol purchased is converted into litres of petrol/ sdiesel using state-wise/ national average rates derived from information available in the public domain.

- A combination of consumption based and spend-based approach is adopted to calculate electricity consumption from local grids – for branches, offices, ATMs and Data Centers.

- Electricity consumption from renewable energy sources is generated through in-house solar rooftops installed at 25 locations and purchased green power at 19 locations.

- Total energy consumption decreased primarily due to the change in energy accounting methodology. There is a transition from a purely spend-based estimation approach to a more refined method that combines actual energy consumption data with financial data, resulting in a more accurate reporting of electricity consumption.

- All the intensity related computation across energy, emissions, water and waste are based on Total Revenue, which includes interest earned under Schedule 13 and other income, excluding profit/ (loss) on sale of buildings & other assets (net) earned under Schedule 14 of the Audited Standalone Financial Statements of the Bank.

- For the purpose of calculation of intensity, adjusted for Purchasing Power Parity (PPP), conversion factor @20.66 INR/ USD as per IMF has been applied consistently for both FY2024-25 and FY2023-24.



Indicate if any independent assessment/evaluation/assurance has been carried out by an external agency? If yes, name of the external agency.

Yes, an independent reasonable assurance has been carried out by SGS India Private Limited for the FY 2024-25 indicators in the table above.

2. **Does the entity have any sites / facilities identified as designated consumers (DCs) under the Performance, Achieve and Trade (PAT) Scheme of the Government of India? (Y / N) If yes, disclose whether targets set under the PAT scheme have been achieved. In case targets have not been achieved, provide the remedial action taken, if any.**

N.A.

3. **Provide details of the following disclosures related to water.**

Parameter	FY 2024-25	FY 2023-24
Water withdrawal by source (in kilolitres)		
(i) Surface water	0	0
(ii) Groundwater	0	0
(iii) Third party water	26,02,703.66	24,08,078.16
(iv) Seawater / desalinated water	0	0
(v) Others	0	0
Total volume of water withdrawal (in kilolitres) (i + ii + iii + iv + v)	26,02,703.66	24,08,078.16
Total volume of water consumption (in kilolitres)	5,20,540.73	4,81,615.63
Water intensity per ₹ of turnover (Total water consumption / Revenue from operations) (Kilolitre per ₹ crore)	1.50	1.57
Water intensity per rupee of turnover adjusted for Purchasing Power Parity (PPP) (kilolitre per PPP adjusted million USD)	3.11	3.24
Water intensity in terms of physical output (Total water consumption / Full Time Employee) (kilolitre per employee)	2.43	2.26

Note:

*   Water withdrawn is estimated based on the document by the Central Ground Water Authority (CGWA), which specifies that an office employee consumes 45 litres per day per head. This amount is recorded as water withdrawn from third party source.

*   Water discharged is considered as 80% of the water withdrawn from source based on Central Pollution Control Board (CPCB) database report dated December 24, 2009. Therefore, it is assumed that of the total water withdrawal, only 20% is consumed.

Indicate if any independent assessment / evaluation / assurance has been carried out by an external agency? If yes, name of the external agency.

Yes, an independent reasonable assurance has been carried out by SGS India Private Limited for the FY 2024-25 indicators in the table above.

4. Provide the following details related to water discharged

	FY 2024-25	FY 2023-24
Water discharge by destination and level of treatment (in kilolitres)		
(i) To surface water		
No treatment	0	0
With treatment - please specify level of treatment	0	0
(ii) To Groundwater		
No treatment	0	0
With treatment - please specify level of treatment	0	0
(iii) To Seawater		
No treatment	0	0
With treatment - please specify level of treatment	0	0
(iv) Sent to third parties		
No treatment	20,82,162.93	19,26,462.53
With treatment - please specify level of treatment	0	0
(v) Others		
No treatment	0	0
With treatment - please specify level of treatment	0	0
Total water discharged (in kilolitres)	20,82,162.93	19,26,462.53

Note: Water discharged is considered as 80% of the water withdrawn from source based on CPCB database report dated December 24, 2009 and reported as water sent to third parties.

Indicate if any independent assessment / evaluation / assurance has been carried out by an external agency? If yes, name of the external agency.

Yes, an independent reasonable assurance has been carried out by SGS India Private Limited for the FY 2024-25 indicators in the table above.

5. Has the entity implemented a mechanism for Zero Liquid Discharge? If yes, provide details of its coverage and implementation.

The Bank does not generate industrial wastewater, as the operations are primarily service led. The Bank's facilities are either connected to municipal wastewater collection systems or to the facility-owner's wastewater treatment systems. The wastewater generated by the Bank's activities are therefore directed to established systems where it is treated appropriately as per the discretion of the municipal agencies/ facility owner (third parties).

6. Details of air emissions (other than GHG emissions) by the entity

Parameter	Unit	FY 2024-25	FY 2023-24
NOx	Metric Tonnes	308.25	-
SOx	Metric Tonnes	24.32	-
Particulate Matter (PM)	Metric Tonnes	9.63	-
Persistent organic pollutants (POP)	Metric Tonnes	-	-
Volatile organic compounds (VOC)	Metric Tonnes	-	-
Hazardous air pollutants (HAP)	Metric Tonnes	-	-
Others - please specify	Metric Tonnes	-	-

Note: The NOx, SOx and PM emissions provided above are attributed to diesel consumption in DG sets within the Bank's operational boundary. These emissions have been calculated using site-specific data and emission factors published by the USEPA.

While the nature of banking operations does not typically result in significant air emissions, the Bank is cognisant of air quality within its premises. As a proactive measure, the Bank has undertaken the estimation and disclosure on air emissions.

7. **Provide details of greenhouse gas emissions (Scope 1 and Scope 2 emissions) & its intensity**

Parameter*	Unit	FY 2024-25				FY 2023-24			
		CO_2 Emissions (tCO_2e)	CH_4 Emissions (tCO_2e)	N_2O Emissions (tCO_2e)	HFCs (tCO_2e)	CO_2 Emissions (tCO_2e)	CH_4 Emissions (tCO_2e)	N_2O Emissions (tCO_2e)	HFCs (tCO_2e)
Total Scope 1 emissions (GHG: CO_2, CH^4, N_2O, HFCs)	Metric tonnes of CO_2 equivalent	42,024.21	61.21	562.76	35,351.32	35,818.59	51.35	442.51	47,868.03
		Total: 77,999.50				Total: 84,180.48			
Total Scope 2 emissions (GHG: CO_2)	Metric tonnes of CO_2 equivalent	2,84,877.91				5,01,899.03			
Total Scope 1 and Scope 2 emission intensity per ₹ Crore of turnover (Total Scope 1 and Scope 2 GHG emissions / Revenue from operations)	Metric tonnes of CO_2e / Revenue (₹ in crore)	1.05				1.91			
Total Scope 1 and Scope 2 emission intensity per Million USD of turnover adjusted for Purchasing Power Parity (Total Scope 1 and Scope 2 GHG emissions / Revenue from operations adjusted for PPP)	Metric tonnes of CO_2e / Revenue (USD in million)	2.17				3.94			
Total Scope 1 and Scope 2 emission intensity in terms of physical output	MTCO_2e per Full time employee (FTE)	1.69				2.74			

Note:

- Scope 1 emissions include emissions from company-owned cars, company-owned diesel gensets, fugitive emissions from air conditioners and fire extinguishers.

- For the computation of emissions from company-owned cars and company-owned gensets, emission factors from Intergovernmental Panel on Climate Change (IPCC) guidelines 2006 have been applied to quantities deemed for energy consumption in Principle 6, Essential Indicators: Question 1.

- Fugitive emissions from fire extinguishers are estimated using operational assets and public factors on leakage from USEPA guidance, with Global Warming Potential (GWP) values derived from IPCC Sixth Assessment Report (AR6).

- For air conditioners, the Bank's operational assets define the boundary. Emissions are estimated using India's refrigerant usage trends, vendor-provided average refrigerant capacities, leakage assumptions from Council on Energy, Environment and Water (CEEW) and GWP derived factors from IPCC AR 6.

- Scope 2 emissions are reported using a combination of consumption based and spend-based data. The reported figures are derived using market-based approach with grid emission factor from Version 20 of the Central Electrical Authority's CO_2 database.

- Scope 1 emissions have reduced largely on account of gradual transition to low GHG fire extinguishers from high GHG based fire extinguishers.

- The reduction in Scope 2 emissions is primarily attributed to the procurement of renewable energy, sourced through rooftop solar installations and green power purchase. In addition, system enhancements during FY 2024-25 enabled the shift to a mixed approach of using– consumption and spend-based data, as compared to a complete spend based computation adopted in the previous year.

Indicate if any independent assessment / evaluation / assurance has been carried out by an external agency? If yes, name of the external agency.

Yes, an independent reasonable assurance has been carried out by SGS India Private Limited for the FY 2024-25 indicators in the table above.

8. **Does the entity have any project related to reducing Green House Gas emission? If yes, then provide details.**

Yes. The Bank is cognisant of its impact on the environment and is actively engaged in reducing its energy consumption and emissions across its operations. Automated energy management solutions are deployed at some of the branches, which helps monitor energy consumption and control usage. This initiative has resulted in savings of about 623.84 MWh in FY 2024-25, leading to avoidance of 453.53 tCO_2e emissions.

The Bank implemented static Power Factor (PF) solutions through the installation of Active Harmonic Filter (AHF) with the aim to address the correction of power factor and bring in efficiencies at the branch locations. The project was implemented at 84 locations and electricity savings amounted to close to 84.32 MWh in FY 2024-25.

Wherever feasible, the Bank has adopted renewable energy sources into the overall power consumption. The Bank has 25 rooftop solar plants with a cumulative capacity of about 743 kWh across the country leading to an emission reduction of 609.02 tCO_2e. During the year, the bank increased the number of locations under green power. As on March 31, 2025, 19 locations received 100% green power. This resulted in increase in the renewable energy mix of the bank by 17,616.9 MWh, resulting in the avoidance of approximately 12,807.48 tCO_2e of Scope 2 emissions.

To adopt a more holistic approach to emission reduction within owned operations, the Bank evaluates all the new projects for feasibility of green certification by the Indian Green Building Council (IGBC). As of March 31, 2025, 2,507 branches and offices have been green certified by IGBC.



9. Provide details related to waste management by the entity

Parameter	FY 2024-25	FY 2023-24
Total Waste generated (in metric tonnes)		
Plastic waste (A)	105.91	252.61
E-waste (B)	165.39	110.58
Bio-medical waste (C)	-	-
Construction and demolition waste (D)	-	-
Battery waste (E)	34.13	20.51
Radioactive waste (F)	-	-
Other Hazardous waste (G) (Includes DG Oil waste)	69.06	89.85
Other Non-hazardous waste generated (H)	297.02	288.48
Sector specific - Paper waste (I)	3,401.59	3,441.49
Total (A + B + C + D + E + F + G + H + I)	**4,073.10**	**4,203.52**
Waste intensity per rupee of turnover (Total waste generated / Revenue from operations) (MT / ₹ in crore)	0.01	0.01
Waste intensity per rupee of turnover adjusted for Purchasing Power Parity (PPP) (Total waste generated / Revenue from operations adjusted for PPP) (MT per adjusted USD in million)	0.02	0.03
Waste intensity in terms of physical output (Total waste generated per Full time employee (FTE))	0.02	0.02
For each category of waste generated, total waste recovered through recycling, re-using or other recovery operations (in metric tonnes)		
	FY 2024-25	FY 2023-24
Category of waste		
(i) Recycled		
Plastic waste (A)	11.77	0.00
E-waste (B)	133.77	109.74
Bio-medical waste (C)	-	-
Construction and demolition waste (D)	-	-
Battery waste (E)	34.13	20.51
Radioactive waste (F)	-	-
Other Hazardous waste. Please specify, if any. (G)	1.90	0.00
Other Non-hazardous waste generated (H). Please specify, if any. (Break-up by composition i.e. by materials relevant to the sector)	48.36	10.16
Paper waste (I)	191.89	0.00
(ii) Re-used	-	-
(iii) Other recovery operations	-	-
Total waste diverted from disposal	**421.82**	**140.41**
Total For each category of waste generated, total waste disposed by nature of disposal method (in metric tonnes)		
	FY 2024-25	FY 2023-24
Category of waste		
(i) Incineration	-	-
(ii) Landfilling	-	-
(iii) Other disposal operations		
Plastic waste (A)	94.14	252.61
E-waste (B)	31.62	0.84
Bio-medical waste (C)	-	-

Construction and demolition waste (D)	-	-
Battery waste (E)	-	0.00
Radioactive waste (F)	-	-
Other Hazardous waste. Please specify, if any (G)	67.16	89.85
Other Non-hazardous waste generated (H). Please specify, if any (Break-up by composition i.e. by materials relevant to the sector)	248.66	278.31
Paper waste (I)	3,209.70	3,441.49
Total waste diverted to disposal	**3,651.29**	**4,063.11**

Note:

- Due to the nature of operations of the Bank, no bio-medical, construction and demolition, and radioactive waste attributable to the Bank was generated.

- E-Waste generated, recycled and disposed, includes IT related e-waste and datacentre e-waste which is centrally managed and recycled through authorised vendors.

- Paper waste majorly constitutes paper procured for the Bank's own use and is shown as sector-specific paper waste. The quantity of waste generated is assumed to be disposed through other disposal operations.

- The waste quantities presented in the table above are estimated by extrapolating actual data from select locations, using employee count as an operational proxy. These figures primarily cover waste from owned facilities with waste segregation and recycling practices in place, except for e-waste, battery waste and paper waste, which also include data from other locations.

- During the reporting period, the Bank implemented several initiatives to reduce the usage of single-use plastic in the office premises and also sensitised the workforce towards exploring alternative solutions to replace plastic waste, leading to reduction in amount of plastic waste generated.

Indicate if any independent assessment / evaluation / assurance has been carried out by an external agency? (Y / N) If yes, name of the external agency.

Yes, an independent reasonable assurance has been carried out by SGS India Private Limited for the FY 2024-25 indicators in the table above.

10. **Briefly describe the waste management practices adopted in your establishments. Describe the strategy adopted by your company to reduce usage of hazardous and toxic chemicals in your products and processes and the practices adopted to manage such wastes.**

    The Bank does not use hazardous and toxic chemicals in its products and processes. However, the Bank has been working towards sustainable management of waste generated from day-to-day operations. The Bank has adopted an internal Standard Operating Procedure to document its approach to waste segregation and handling in the office premises. The Bank segregates and recycles dry waste at select large offices. The dry waste is collected and disposed through authorised vendors who eventually recycle the waste. In FY 2024-25, approximately 421.82 tonnes of waste were diverted from landfill through recycling initiatives.

    Disposal of Bank's owned IT e-waste and battery waste was handed over to authorized recyclers, thus ensuring circularity. In FY 2024-25, e-waste and battery waste within its premises and co-located data centres led to the generation and recycling of 133.77 tonnes of e-waste and 34.13 tonnes of battery waste.

11. **If the entity has operations/offices in / around ecologically sensitive areas (such as national parks, wildlife sanctuaries, biosphere reserves, wetlands, biodiversity hotspots, forests, coastal regulation zones etc.) where environmental approvals / clearances are required, please specify details.**

    Given the nature of the business, the Bank does not have any operations or offices in ecologically sensitive areas.

12. **Details of environmental impact assessments of projects undertaken by the entity based on applicable laws, in the current financial year.**

    N.A.

13. **Is the entity compliant with the applicable environmental law / regulations / guidelines in India; such as the Water (Prevention and Control of Pollution) Act, Air (Prevention and Control of Pollution) Act, Environment Protection Act and Rules thereunder (Y / N). If not, provide details of all such non-compliances.**

    The Bank complies with all applicable laws. There have been no instances of non-compliance with respect to the above-mentioned regulations.

Leadership Indicators

1. **Water withdrawal, consumption and discharge in areas of water stress (in kilolitres)**

    For each facility / plant located in areas of water stress, provide the following information:

    (i)   Name of the area

    (ii) Nature of operations

    (iii) Water withdrawal, consumption and discharge

    N. A.

2. **Please provide details of total Scope 3 emissions & its intensity, in the following format:**

Parameter*	Unit	FY 2024-25			FY 2023-24		
		CO_2 Emissions (tCO$_2$e)	CH_4 Emissions (tCO$_2$e)	N_2O Emissions (tCO$_2$e)	CO_2 Emissions (tCO$_2$e)	CH_4 Emissions (tCO$_2$e)	N_2O Emissions (tCO$_2$e)
Total Scope 3 emissions (Break-up of the GHG into CO_2, CH_4, N_2O, HFCs, PFCs, SF$_6$, NF$_3$, if available)	Metric tonnes of CO_2 equivalent	2,30,310.04			62,945.73		
Total Scope 3 emissions per ₹ crore of turnover	Metric tonnes of CO_2e per ₹ in crore	0.67			0.20		
Total Scope 3 emission intensity	tCO$_2$e / Full time employee (FTE)	1.07			0.29		

Note:

As part of our commitment to capturing value chain impacts, we are enhancing the coverage of our Scope 3 emission disclosures. We have included two more categories in the current reporting year, (i) Employee Commute (ii) Fuel and Energy Related Activities, in addition to emissions from Waste Generated in Operations, Business Travel and Upstream Leased Assets, reported last year.

Financed Emissions: In FY 2024-25, the Bank conducted a comprehensive assessment of financed emissions for its business loans with a total exposure of ₹ 1.90 lakh crore, in line with PCAF's guidance. The evaluated portfolio, was associated with an estimated 23.8 million tonnes of CO_2e emissions.

3. **With respect to the ecologically sensitive areas reported at Question 11 of Essential Indicators above, provide details of significant direct & indirect impact of the entity on biodiversity in such areas along-with prevention and remediation activities.**

   Given the nature of business, the Bank does not have significant direct impacts on biodiversity. However, the Bank does ensure that the large industrial, infrastructure projects it lends to, are in compliance with all extant environmental regulations, including those linked to biodiversity.

4. **If the entity has undertaken any specific initiatives or used innovative technology or solutions to improve resource efficiency, or reduce impact due to emissions / effluent discharge / waste generated, please provide details of the same as well as outcome of such initiatives, as per the following:**

Sr. No	Initiative undertaken	Details of the initiative	Outcome of the initiative
1.	On-site Solar Installation	25 Solar rooftop installations commissioned so far with a total installed capacity of around 743 kWp.	837.72 MWh of electricity consumed from the solar rooftop plants, leading to an emission reduction of 609.02 tCO_2e.
2.	Green Power	100% of the power consumed at 19 locations is from green energy sources.	Procurement of 17,616.9 MWh of electricity under the green power arrangement during FY 2024-25, as a result of which, 12,807.48 tCO_2e emissions were avoided during the year.
3.	Automated Energy Management Solutions	Automated energy management solutions that help monitor energy consumption and control usage have been implemented in 350 branches.	Automating energy management has resulted in savings of electricity amounting to about 623.84 MWh during the reporting period, leading to avoidance of 453.53 tCO_2e emissions.
4.	Active Harmonic Filter (AHF)	Static Power Factor (PF) solutions implemented across 84 locations through the installation of Active Harmonic Filter (AHF) to address the correction of power factor and bring in efficiencies at the branch locations.	The project led to electricity savings of 84.32 MWh resulting in reduction of GHG emissions by 61.3 tCO_2e during the year.
5.	Energy Efficient Equipment	During FY 2024–25, the Bank allocated a total of 0.51% of the Bank's overall capital expenditure promote energy efficiency.	Installation of energy-efficient equipment such as BEE 5-star rated air conditioners, and CPCB IV compliant diesel generator sets; implementation of renewable energy solutions like solar panels and installation of sewage treatment plants (STPs).

5. **Does the entity have a business continuity and disaster management plan?**

   Yes, the Bank has a comprehensive Business Continuity Program certified under ISO 22301:2019 that ensures the reliability and seamless continuity of operations. Additionally, the Bank's business continuity programme overseen by the Business Continuity Steering Committee and chaired by the Chief Risk Officer, ensures the reliability and continuity of critical business operations and the accelerated resumption of services post-incident. The Business Continuity Programme defines clear roles and responsibilities across Crisis Management, Business Recovery, Emergency Response and IT Disaster Recovery teams. it is subject to regular internal, external and regulatory reviews.

   The Bank imbibes highest standards of information and cyber security practices and data privacy measures. Proactive measures are taken to ensure the data protection and maintenance of customer trust.

6. **Disclose any significant adverse impact to the environment, arising from the value chain of the entity. What mitigation or adaptation measures have been taken by the entity in this regard.**

   The Bank is cognisant of the impact that its value chain may have on the environment. The Bank's ESG Risk Management Framework incorporates Environmental and Social due diligence for specified wholesale loan exposures.

Beyond verifying the borrowers' compliance with statutory laws and regulations, the Bank also assesses the corporate borrowers in terms of their current position with regards to ESG & climate change, their transition plans and their initiatives on mitigation of risks related to ESG and climate change. As regulatory frameworks on value chain and disclosures on Scope 3 emissions continue to evolve, we ensure ongoing compliance through active monitoring and alignment with best practices.

7. **Percentage of value chain partners (by value of business done with such partners) that were assessed for environmental impacts.**

    As a part of the regular credit monitoring process, the Bank assesses, relevant issues regarding environmental & social issues and the impact of climate change on the borrower's operations.

8. **How many green credits have been generated or procured?**

    (a) **By the company -** Nil

    (b) **By the top ten (in terms of value of purchases and sales respectively) value chain partners -** Data not available

PRINCIPLE 7: BUSINESSES, WHEN ENGAGING IN INFLUENCING PUBLIC AND REGULATORY POLICY, SHOULD DO SO IN A MANNER THAT IS RESPONSIBLE AND TRANSPARENT

Essential Indicators

1. **a. Number of affiliations with trade and industry chambers / associations.**

   The Bank is a member of 12 key trade and industry chambers / associations.

   b. List of top 10 the trade and industry chambers / associations the entity is a member of / affiliated to

S. No.	Name of the trade and industry chambers / associations	Reach of trade and industry chambers / associations (State / National)
1	Bombay Chambers of Commerce and Industry	National
2	National Association of Software and Services Companies	National
3	Indian Banks Association	National
4	Fixed Income Money Market and Derivatives Association of India (FIMMDA)	National
5	Foreign Exchange Dealers' Association of India (FEDAI)	National
6	Society of Indian Automobiles Manufacturers	National
7	Indian Construction Equipment Manufacturers Association	National
8	Secondary Loan Market Association	National
9	International Swaps and Derivatives Association	International
10	Primary Dealers' Association of India	National

2. **Provide details of corrective action taken or underway on any issues related to anti-competitive conduct by the entity, based on adverse orders from regulatory authorities.**

Name of authority	Brief of the case	Corrective action taken
Nil	N.A.	N.A.

   There have been no cases of anti-competitive conduct by the Bank.

Leadership Indicators

1. **Details of public policy positions advocated by the entity**

S. No.	Public policy advocated	Method resorted for such advocacy	Whether information available in public domain? (Yes/No)	Frequency of Review by Board (Annually / Half yearly / Quarterly / Others – please specify)	Web Link, if available

   N.A. The Bank does not engage in policy advocacy.
   The Bank, however, does participate in external meetings pertaining to the banking sector and may provide feedback/ recommendations on emerging regulations and other relevant issues.

PRINCIPLE 8: BUSINESSES SHOULD PROMOTE INCLUSIVE GROWTH AND EQUITABLE DEVELOPMENT

Essential Indicators

1. **Details of Social Impact Assessments (SIA) of projects undertaken by the entity based on applicable laws, in the current financial year.**

    N.A.

    As per the BRSR, this section pertains to Social Impact Assessment in compliance with Right to Fair Compensation & Transparency in Land Acquisition, Rehabilitation and Resettlement Act, 2013. Given the nature of the business of the Bank, this is not applicable.

2. **Provide information on project(s) for which ongoing Rehabilitation and Resettlement (R&R) is being undertaken by your entity.**

    N.A.

3. **Describe the mechanisms to receive and redress grievances of the community.**

    Internally there is a robust mechanism in place for the redressal of all grievances/complaints related to CSR project raised by the community stakeholders. There is a dedicated email id CSR-Compliance@hdfcbank.com displayed on the bank's website for receiving community grievances/ complaints. Further there is a designated team and internal committee formed that evaluates and redresses such grievances received.

4. **Percentage of input material (inputs to total inputs by value) sourced from suppliers.**

	FY 2024-25	FY 2023-24
Directly sourced from MSMEs/ small producers	10%	3%
Directly from within India	98%	98%

    An independent reasonable assurance has been carried out by SGS India Private Limited on the FY 2024-25 indicators in the table above.

    Note: The denominator for the above indicator represents 'purchases' made from vendors forming part of Schedule 16 and additions to fixed assets as per Schedule 10 of the Audited Standalone Financial Statements of the Bank.

5. **Job creation in smaller towns – Disclose remuneration paid to persons employed (including employees employed on a permanent or contract basis) in the following locations, as % of total remuneration**

Location	FY 2024-25	FY 2023-24
Rural	4%	4%
Semi-urban	14%	16%
Urban	22%	21%
Metropolitan*	60%	59%

    *Metropolitan includes employees posted at overseas locations.

    Note:

    For the purpose of categorisation of people employed at locations in rural/ semi-urban/ urban/ metropolitan, the base location of employees as at March 31, 2025 has been considered, as per the Reserve Bank of India classification system.

    An independent reasonable assurance has been carried out by SGS India Private Limited on the FY 2024-25 indicators in the table above.

Leadership Indicators

1. **Provide details of actions taken to mitigate any negative social impacts identified in the Social Impact Assessments (Reference: Question 1 of Essential Indicators above).**

   N.A.

2. **Provide the following information on CSR projects undertaken by your entity in designated aspirational districts as identified by government bodies.**

S. No.	State	Aspirational District	Amount spent (₹ in crore)
1	Andhra Pradesh	Vizianagaram	0.06
2	Andhra Pradesh	Visakhapatnam	3.14
3	Andhra Pradesh	Y.S.R. Kadapa	0.06
4	Assam	Goalpara	0.04
5	Assam	Barpeta	0.28
6	Assam	Hailakandi	1.86
7	Assam	Baksa	2.05
8	Assam	Darrang	0.04
9	Assam	Udalguri	2.04
10	Assam	Dhubri	1.30
11	Bihar	Sitamarhi	0.54
12	Bihar	Araria	2.04
13	Bihar	Katihar	2.04
14	Bihar	Muzaffarpur	0.59
15	Bihar	Begusarai	0.16
16	Bihar	Khagaria	0.04
17	Bihar	Banka	1.12
18	Bihar	Sheikhpura	0.04
19	Bihar	Aurangabad	0.09
20	Bihar	Gaya	0.09
21	Bihar	Nawada	0.68
22	Bihar	Jamui	1.21
23	Chhattisgarh	Korba	1.98
24	Chhattisgarh	Rajnandgaon	0.27
25	Chhattisgarh	Mahasamund	4.31
26	Chhattisgarh	Kanker	0.54
27	Chhattisgarh	Dantewada	0.13
28	Chhattisgarh	Bijapur	0.04
29	Chhattisgarh	Bastar	2.33
30	Chhattisgarh	Kondagaon	0.92
31	Chhattisgarh	Sukma	0.10
32	Gujarat	Dahod	0.04
33	Gujarat	Narmada	0.04



S. No.	State	Aspirational District	Amount spent (₹ in crore)
34	Himachal Pradesh	Chamba	0.21
35	Jammu & Kashmir	Kupwara	0.93
36	Jammu & Kashmir	Baramulla	1.04
37	Jharkhand	Garhwa	0.04
38	Jharkhand	Chatra	0.09
39	Jharkhand	Giridih	0.16
40	Jharkhand	Godda	1.17
41	Jharkhand	Sahibganj	0.04
42	Jharkhand	Pakur	0.04
43	Jharkhand	Bokaro	2.87
44	Jharkhand	Lohardaga	0.17
45	Jharkhand	Palamu	0.69
46	Jharkhand	Latehar	0.10
47	Jharkhand	Hazaribagh	2.33
48	Jharkhand	Ramgarh	2.60
49	Jharkhand	Dumka	0.73
50	Jharkhand	Ranchi	5.11
51	Jharkhand	Khunti	0.21
52	Jharkhand	Gumla	0.59
53	Jharkhand	Simdega	0.73
54	Karnataka	Raichur	0.59
55	Karnataka	Yadgir	0.73
56	Kerala	Wayanad	0.54
57	Madhya Pradesh	Chhatarpur	1.48
58	Madhya Pradesh	Damoh	0.04
59	Madhya Pradesh	Barwani	0.04
60	Madhya Pradesh	Rajgarh	0.04
61	Madhya Pradesh	Vidisha	0.04
62	Madhya Pradesh	Guna	1.44
63	Madhya Pradesh	Singrauli	1.49
64	Madhya Pradesh	Khandwa	2.47
65	Maharashtra	Nandurbar	0.56
66	Maharashtra	Washim	0.23
67	Maharashtra	Gadchiroli	1.25
68	Maharashtra	Osmanabad	2.35
69	Manipur	Chandel	0.61
70	Meghalaya	Ribhoi	2.72
71	Odisha	Dhenkanal	3.05
72	Odisha	Gajapati	0.04
73	Odisha	Kandhamal	3.08

S. No.	State	Aspirational District	Amount spent (₹ in crore)
74	Odisha	Balangir	0.04
75	Odisha	Kalahandi	3.90
76	Odisha	Rayagada	0.21
77	Odisha	Koraput	0.54
78	Odisha	Malkangiri	2.52
79	Odisha	Nabarangpur	0.08
80	Odisha	Nuapada	0.81
81	Punjab	Moga	3.09
82	Punjab	Firozpur	0.54
83	Rajasthan	Dholpur	0.04
84	Rajasthan	Karauli	2.95
85	Rajasthan	Jaisalmer	0.12
86	Rajasthan	Sirohi	1.24
87	Rajasthan	Baran	0.49
88	Sikkim	West Sikkim	0.24
89	Tamil Nadu	Virudhunagar	1.82
90	Tamil Nadu	Ramanathapuram	1.30
91	Telangana	Asifabad	0.06
92	Telangana	Bhadradri	0.04
93	Tripura	Dhalai	0.49
94	Uttar Pradesh	Chitrakoot	2.31
95	Uttar Pradesh	Fatehpur	0.04
96	Uttar Pradesh	Bahraich	1.33
97	Uttar Pradesh	Balrampur	3.85
98	Uttar Pradesh	Siddharthnagar	1.39
99	Uttar Pradesh	Chandauli	0.66
100	Uttar Pradesh	Sonbhadra	3.17
101	Uttarakhand	Udham Singh Nagar	3.42
102	Uttarakhand	Haridwar	7.56

3. (a) **Do you have a preferential procurement policy where you give preference to purchase from suppliers comprising marginalised / vulnerable groups? (Yes / No)**

No.

(b) **From which marginalised/vulnerable groups do you procure?**

N.A.

(c) **What percentage of total procurement (by value) does it constitute?**

N.A.

4. **Details of the benefits derived and shared from the intellectual properties owned or acquired by your entity (in the current financial year), based on traditional knowledge.**

   N.A.

5. **Details of corrective actions taken or underway, based on any adverse order in intellectual property related disputes wherein usage of traditional knowledge is involved.**

   N.A.

6. **Details of beneficiaries of CSR Projects**

S. No.	CSR Project	No. of persons benefitted from CSR projects	% of beneficiaries from vulnerable and marginalised groups
1	Rural development	23,75,952	100
2	Promoting education	4,74,036	100
3	Skill training and livelihood enhancement	8,08,752	100
4	Environmental sustainability	1,30,641	100
5	Healthcare & hygiene	72,876	100

PRINCIPLE 9: BUSINESSES SHOULD ENGAGE WITH AND PROVIDE VALUE TO THEIR CONSUMERS IN A RESPONSIBLE MANNER

Essential Indicators

1. **Describe the mechanisms in place to receive and respond to consumer complaints and feedback.**

The Bank has adopted a well laid out Customer Service Approach and all its products and processes are customer centric to ensure seamless and quality customer service.

Customers are informed about the channels available for redressal of grievances. Some of these channels where complaints are received are the retail branch, phone banking call center, e-mails, grievance redressal cell, Principal Nodal Office, social media platforms, toll free number, virtual channels, letters amongst others. Complaints are also inter alia received through external sources including regulatory bodies, RBI Ombudsman, National Consumer Help Line and Centralised Public Grievance Redress and Monitoring System (CPGRAMS).

The Bank has implemented a Complaint Management System, 'CRM Next' for recording, resolving and monitoring of the complaints received. The Cards Business Customer Interface system is used for recording of credit card related complaints. Turnaround times are prescribed for various categories of complaints. On adequate resolution of the case, the same is communicated to the customer.

With a view to improve efficiency of the Grievance Redressal Mechanism in the Bank, a formal four level Grievance Redressal Mechanism is available:

Centralised Public Grievance Redress and Monitoring System:

Level-1: Resolution of first-time complaints received at any of the customer facing channels

Level-2: Complaints escalated to Grievance Redressal Cell

Level-3: Complaints escalated to the Principal Nodal Officer

Level-4: If the complaints are still not resolved to the satisfaction of the customer, they have the option to approach the RBI Ombudsman.

A complaint review mechanism has been implemented to ensure a proper review of a rejected customer complaint to ensure decisions are unbiased and fair prior to the same being communicated to the customer. Further, as per extant guidelines, the Bank has appointed three internal Ombudsmen to ensure that all rejections/ denials are independently reviewed by them.

2. **Turnover of products and / services as a percentage of turnover from all products / service**

	As % of total turnover
Environmental and social parameters relevant to the product	N.A. given the nature of the banking business
Safe and responsible usage	
Recycling and or safe disposal	

3.   Number of consumer complaints in respect of the following

	FY 2024-25			FY 2023-24		
	Received during the year	Pending resolution at end of year*	Remarks	Received during the year	Pending resolution at end of year*	Remarks
Data privacy	1	0	-	5	0	-
Advertising	43	1	-	36	0	-
Cyber-security	0	0	-	0	0	-
Delivery of essential services	3,166	27	-	3,063	29	-
Restrictive Trade Practices	-	-	-	-	-	-
Unfair Trade Practices^	12,100	145	-	11,563	72	-
Others	4,42,156	16,133	-	4,70,672	14,131	-

*Pending cases are within the stipulated turnaround time (TAT) of the Bank.

^Also includes complaints on Restrictive Trade Practices

4.   Details of instances of product recalls on account of safety issues

FY 2024-25	Number	Reasons for recall
Voluntary recalls	Nil	-
Forced recalls	Nil	-

5.   Does the entity have a framework / policy on cyber security and risks related to data privacy? (Yes / No) If available, provide a web-link of the policy.

Yes. The links for cyber security and data privacy are as under:

Cyber Security Measures

Data Privacy

The Bank has a board approved Information Security Policy and Cybersecurity Policy. The primary purpose of the Information Security Policy is to provide guidance on the Information Security controls that are applicable to various processes, services, people, IT and other assets across the Bank. The Bank's Information Security policy is based the guidelines provided by the regulator on Information Security, Electronic Banking, Technology Risk Management and Cyber Frauds (G. Gopalakrishna Committee) and industry standards (ISO 27001:13 and NIST 800-53). This inter alia covers critical areas of IT governance, information security, IS audit, IT operations, IT services outsourcing, cyber fraud, business continuity planning, customer awareness programmes and legal aspects.

The Bank's Cybersecurity Framework ensures that appropriate cyber security practices are followed across the Bank's information systems. The Bank's Cybersecurity Framework consists of key components -- identify, protect, detect, respond and recover. The Bank has a Security Operations Center (SOC), an upgraded monitoring and detection solution, 24x7 defacement monitoring and vulnerability management of the Bank's internet properties, a dedicated programme for attack surface management, antivirus / malware programme, patch management and penetration testing amongst others to fortify the Bank's assets, infrastructure and applications.

Data Privacy Framework

- Privacy Governance: The Bank has established a robust privacy governance framework that guides data privacy. This framework includes a designated data privacy officer (DPO), cross-functional privacy teams and a clear chain of responsibility for privacy-related matters.

- Data Collection and Use: The Bank is committed to transparent data collection and responsible use of personal information. The Bank communicates the purposes for which the data is collected. Individuals are provided with clear and concise privacy notices and are given the opportunity to provide informed consent for data processing activities.

- Privacy Education and Awareness: The Bank is committed to fostering a privacy-conscious culture within the organisation. The Bank provides privacy training and awareness programmes to employees, emphasising their roles and responsibilities in protecting personal information. E-learning programmes, regular privacy updates and communication channels are maintained to keep employees informed about privacy-related matters, emerging risks and best practices.

- Privacy by Design: Privacy is a fundamental consideration in the development of our products, services and systems. The Banks embraces the principles of 'privacy by design' to embed privacy safeguards into our processes from the outset. The Bank has established a process of performing data protection/privacy impact assessment to identify any privacy risk in any new/existing offerings of the Bank.

6. **Provide details of any corrective actions taken or underway on issues relating to advertising and delivery of essential services; cyber security and data privacy of customers; re-occurrence of instances of product recalls; penalty / action taken by regulatory authorities on safety of products / services.**

   The Bank's 'CRM Next' system has the capability to record and categorise grievances into various types and maintain turnaround times for specific categories and sub-categories of grievances. Through the auto escalation mechanism there is more effective monitoring.

7. **Provide the following information relating to data breaches:**

   a. **Number of instances of data breaches:**

      The Bank did not witness any instances of data breaches during the year.

   b. **Percentage of data breaches involving personally identifiable information of customers**

      Nil

   c. **Impact, if any, of the data breaches**

      N.A.

   Note: An independent reasonable assurance has been carried out by SGS India Private Limited on Question 7(b) for FY 2024-25.

Leadership Indicators

1. **Channels / platforms where information on products and services of the entity can be accessed (provide web link, if available).**

   (provide web link, if available).

   The weblink is: http://www.hdfcbank.com/

   Details of the nodal officers of the Bank with their contact details are also provided on the website.

2. **Steps taken to inform and educate consumers about safe and responsible usage of products and / or services.**

The Bank's Corporate Commitment and Citizens Charter elucidates on these aspects. The link is:

HDFC Bank Citizen's Charter

As a socially responsible corporate and leader in banking, the Bank recognises the importance of educating the public about safe banking practices in the era of digital payments. The Bank launched the 'Vigil Aunty' campaign to find an effective and creative way of educating and protecting Indians from fraudsters in an entertaining way. Further details are in the link below:

Vigil Aunty - Use Secure Banking Services for a Fraud Free India | HDFC Bank

3. **Mechanisms in place to inform consumers of any risk of disruption / discontinuation of essential services.**

The Bank takes proactive measures to ensure the reliability and seamless continuity of its operations. The Bank prioritises the highest standards of information and cyber security practices and data privacy measures, ensuring protection of sensitive data and maintaining the trust of its customers. Additionally, the ISO 22301:2019 certified Business Continuity Programme ensures the reliability and seamless continuity of operations. The Business Continuity Programme is designed to align with regulatory guidelines and undergoes thorough reviews and audits. The Bank's Business Continuity Programme helps manage continuity of critical business operations and accelerated resumption of services post the incident.

4. **Does the entity display product information on the product over and above what is mandated as per local laws? (Yes /No / Not applicable) If yes, provide details in brief. Did your entity carry out any survey with regard to consumer satisfaction relating to the major products/services of the entity, significant locations of operation of the entity or the entity as a whole? (Yes / No)**

Customer feedback is critical and respective teams are expected to define actionables to improve the customer experience and share best practices to ensure consistent delivery across the bank. The Bank recognises the importance of the simple 'listen-learn-act' process to build a strong customer-centric culture.

The Bank's Net Promoter Score (NPS) measures customer satisfaction on a pan-India basis and across a suite of products and services. The NPS, which is branded "Infinite Smiles" is an ongoing survey. In FY 2024-25, 3 million customers responded to the survey and the overall NPS score stood at 70.





SGS India Private Limited
4B, Adi Shankaracharya Marg,
Vikhroli (West), Mumbai – 400083

+91 080 6938 8888
+91 22 6640 8888
www.sgs.com

INDEPENDENT ASSURANCE STATEMENT

Independent Assurance Statement to HDFC Bank Limited on its BRSR report for the FY 2024-25.

The Board of Directors,

HDFC Bank Limited

Nature of the Assurance

SGS India Private Limited (hereinafter referred to as 'SGS India') was engaged by HDFC Bank Limited (the 'Company') to conduct an independent assurance of the Company's BRSR Core attributes pertaining to the reporting period of April 1, 2024, to March 31, 2025. SGS India has conducted a Reasonable level of Assurance for BRSR core parameters. This assurance engagement was conducted in accordance with International Standard on Assurance Engagements (ISAE) 3000 (Revised) and ISAE 3410.

Reporting Framework

The Report has been prepared following the

1) BRSR Core–Framework for assurance and ESG disclosures for value chain (SEBI vide Circular No. SEBI/HO/CFD/CFD-SEC-2/P/CIR/2023/122) dated July 12, 2023
2) BRSR reporting guidelines (Annexure II) as per SEBI Circular No. SEBI/HO/CFD/CMD-2/P/CIR/2021/562 dated May 10, 2021, and incorporated Master Circular No. SEBI/HO/CFD/PoD2/CIR/P/2023/120 dated July 11, 2023, and as amended from time to time.
3) Greenhouse Gas Protocol standard

Intended Users of this Assurance Statement

This Assurance Statement is provided with the intention of informing all HDFC Bank Limited's Stakeholders.

Responsibilities

The information in the report and its presentation are the responsibility of the management of the Company. SGS India has not been involved in the preparation of any of the material information included in the report.

Our responsibility is to express an opinion on the text, data, and statements within the defined scope of assurance, aiming to inform the management of the Company, and in alignment with the agreed terms of reference. We do not accept or assume any responsibility beyond this specific scope. The Statement shall not be used for interpreting the overall performance of the Company, except for the aspects explicitly mentioned within the scope.

Assurance Standard

SGS has conducted an engagement in accordance with the International Standard on Assurance Engagement (ISAE) 3000(revised) and ISAE 3410 (Assurance Engagements other than Audits or Reviews of Historical Financial Information). Our evidence-gathering procedures were designed to obtain a 'Reasonable' level of assurance, which is a high level of assurance in accordance with ISAE 3000(revised) standard but is not absolute certainty. It involves obtaining sufficient appropriate evidence to support the conclusion that the information presented in the report is fairly stated and is free from material misstatements.

Statement of Independence and Competence

The SGS Group of companies is the world leader in inspection, testing and assurance, operating in more than 140 countries and providing services including management systems and service certification; quality, environmental, social and ethical auditing and



SGS India Private Limited
4B, Adi Shankaracharya Marg,
Vikhroli (West), Mumbai – 400083

+91 080 6938 8888
+91 22 6640 8888
www.sgs.com

training; environmental, social and sustainability report assurance. SGS affirm its independence from HDFC Bank Limited, being free from bias and conflicts of interest with the organization, its subsidiaries and stakeholders.

The assurance team was assembled based on their knowledge, experience and qualifications for this assignment, and comprised auditors registered with ISO 26000, ISO 20121, ISO 50001, SA8000, RBA, QMS, EMS, SMS, GPMS, CFP, WFP, GHG Verification and GHG Validation Lead Auditors and experience on the SRA Assurance.

Scope of Assurance

The assurance process involved assessing the quality, accuracy, and reliability of BRSR Core Indicators (KPIs) within the report for the period April 1, 2024, to March 31, 2025. The reporting scope and boundaries include HDFC Bank Limited and its regional offices spread across Central, North, East, West and South in the different states of India.

Assurance Methodology

The assurance comprised a combination of desktop review, interaction with the key personnel engaged in the process of developing the report, on-site visits, and remote verification of data. Specifically, SGS India undertook the following activities:

- Assessment of the suitability of the applicable criteria in terms of its comprehensiveness, reliability, and accuracy.
- Interaction with key personnel responsible for collecting, consolidating, and calculating the BRSR core KPIs, BRSR non-core indicators and assessing the internal control mechanisms in place to ensure data quality.
- Application of analytical procedures and verification of documents on a sample basis for the compilation and reporting of the KPIs.
- Assessing the aggregation process of data at the Head Office level.
- Critical review of the report regarding the plausibility and consistency of qualitative and quantitative information related to the KPIs.

Limitations

The assurance scope excludes:

- Disclosures other than those mentioned in the assurance scope.
- Data review outside the operational sites as mentioned in the reporting boundary.
- Validation of any data and information other than those presented in "Findings and Conclusion".
- The assurance engagement considers an uncertainty of ±5% based on the materiality threshold for Assumption/ estimation/measurement errors and omissions.
- The Company's statements that describe the expression of opinion, belief, aspiration, expectation, aim to future intention provided by the Company, and assertions related to Intellectual Property Rights and other competitive issues.
- Strategy and other related linkages expressed in the Report.
- Mapping of the Report with reporting frameworks other than those mentioned in the Reporting Criteria above
- The assurance scope excluded forward-looking statements, product- or service-related information, external information sources and expert opinions.

SGS India verified data on a sample basis; the responsibility for the authenticity of the data entirely lies with the Company. The assurance scope excluded forward-looking statements, product- or service-related information, external information sources and expert opinions. SGS India has not been involved in the evaluation or assessment of any financial data/performance of the company. Our opinion on financial indicators is based on the third-party audited financial reports of the Company. SGS India does not take any responsibility for the financial data reported in the audited financial reports of the Company.

Findings and Conclusions

Based on the procedures we have performed and the evidence we have obtained, we are satisfied that the information presented by the Company in its report, on the Core Indicators (Annexure A) is complete, accurate, reliable, has been fairly stated in all material respects, and is prepared in line with the BRSR requirements.





SGS India Private Limited

4B, Adi Shankaracharya Marg,
Vikhroli (West), Mumbai – 400083

+91 080 6938 8888
+91 22 6640 8888
www.sgs.com

For and on behalf of SGS India Private Limited



Ashwini K. Mavinkurve, Head – ESG & Sustainability Services, SGS India Pune, India 13th June 2025	**Abhijit Joshi** Technical reviewer– ESG & Sustainability Services, SGS India Pune, India	**Blessy Sen** Lead Verifier – ESG & Sustainability Services, SGS India Mumbai, India **Team Member:** Namrata Kamble , Vaibhavi Kulkarni and Prasad Borse




SGS India Private Limited
4B, Adi Shankaracharya Marg,
Vikhroli (West), Mumbai – 400083

+91 080 6938 8888
+91 22 6640 8888
www.sgs.com

Annexure-A

The list of BRSR Core Indicators that were verified within this assurance engagement is given below:

S.No.	BRSR Core Attribute	BRSR Core Indicator
1	Greenhouse gas (GHG) footprint	≈ Total Scope 1 emissions ≈ Total Scope 2 emissions ≈ GHG Emission Intensity (Scope 1 +2)
2	Water footprint	≈ Total water consumption ≈ Water consumption intensity ≈ Water Discharge by destination and levels of Treatment
3	Energy footprint	≈ Total energy consumed ≈ % of energy consumed from renewable sources ≈ Energy intensity
4	Embracing circularity	≈ Plastic waste ≈ E-waste ≈ Bio Medical Waste ≈ Construction and demolition waste ≈ Battery waste ≈ Radioactive waste ≈ Other hazardous waste ≈ Other non-hazardous waste ≈ Total waste generated ≈ Waste intensity ≈ Each category of waste generated, total waste recovered through recycling, re-using or other recovery operations ≈ For each category of waste generated, total waste disposed by nature of disposal method
5	Employee well-being and safety	≈ Spending on measures towards well-being of employees as a % of total revenue of the Company ≈ Details of safety related incidents for employees
6	Enabling gender diversity in business	≈ Gross wages paid to females as % of wages paid ≈ Complaints on POSH
7	Enabling inclusive development	≈ Input material sourced from MSMEs/ small producers as % of total purchases ≈ Wages paid to persons employed in smaller towns as % of total wage cost
8	Fairness in engaging with customers and suppliers	≈ Instances involving loss/breach of data of customers as a percentage of total data breaches or cyber security events ≈ Number of days of accounts payable
9	Open-ness of business	≈ Concentration of purchases & sales done with trading houses, dealers, and related parties ≈ Loans and advances & investments with related parties

FINANCIAL CALENDAR

[April 01, 2025 to March 31, 2026]	
Board Meeting for consideration of Annual Financial Statements	Saturday, April 19, 2025
Date, Time and Venue of the 31st (Thirty First) Annual General Meeting	Friday, August 8, 2025 at 2:00 p.m. through two-way Video Conference
Record date for purpose of determining eligibility of dividend	Friday, June 27, 2025
Dividend declaration date	Friday, August 8, 2025
Expected date of payment of dividend	On or after Monday, August 11, 2025
Board Meeting for consideration of unaudited financial results for first three quarters of FY 2025-26	Tentatively within 21 days from the end of the respective quarter

LISTING

(i) Listing on Indian Stock Exchanges:

The Equity Shares and Non-Convertible Debentures ("**NCDs**") of the Bank are listed at the following Stock Exchanges:

Sr. No.	Name and Address of the Stock Exchange
1	BSE Limited, Phiroze Jeejeebhoy Towers, Dalal Street, Fort, Mumbai- 400023
2	National Stock Exchange of India Limited, Exchange Plaza, Bandra Kurla Complex, Bandra (East), Mumbai- 400051

The annual listing fees for the FY 2024-25 has been duly paid to the above referred Stock Exchanges.

Names of Depositories in India for dematerialization of equity shares (ISIN No. INE040A01034)

- National Securities Depository Limited ("**NSDL**")
- Central Depository Services (India) Limited ("**CDSL**")

(ii) International Listing of Securities:

Sr. No.	Security Description	Name and address of the Stock Exchange	Name & address of Depository
1	HDFC Bank Limited - American Depository Receipt ("**ADR**")	The New York Stock Exchange 11 Wall St, New York, NY 10005, USA.	J P Morgan Chase NA. Shareowner Services P.O. Box 64504, St. Paul, MN 55164-0504.

The Depository for ADR is represented in India by JP Morgan Chase Bank N.A., India Sub Custody, 3rd Floor, JP Morgan Tower, OFF C.S.T. Road, Kalina, Santacruz (East), Mumbai - 400098.

The annual listing fees of the New York Stock Exchange has been duly paid.

OUTSTANDING GDR / ADR OR ANY OTHER CONVERTIBLE INSTRUMENTS

The Bank has 34,27,00,981 ADRs outstanding as on March 31, 2025. These represent 102,81,02,943 underlying equity shares [1 (One) ADR represents 3 (Three) equity shares] constituting 13.44% of the paid-up equity share capital of the Bank. Since the underlying Ordinary (Equity) Shares represented by ADRs have been allotted in full, the outstanding ADRs have no impact on the equity share capital of the Bank.

Other than the stock options/restricted stock units granted to the employees of the Bank, which will result in an addition to the equity share capital of the Bank upon the exercise of such options/units and subsequent allotment of equity shares, the Bank has no outstanding warrants or other convertible instruments as on March 31, 2025 which could have an impact on the equity share capital of the Bank.

SHAREHOLDERS HOLDING MORE THAN 1% OF THE SHARE CAPITAL OF THE BANK AS ON MARCH 31, 2025

Sr. No.	Name of the Shareholder	No. of Shares	% to Capital
1.	JP Morgan Chase Bank, NA*	1,02,81,02,943**	13.44
2.	SBI NIFTY 50 ETF	48,59,35,660	6.35
3.	Life Insurance Corporation of India	36,07,73,905	4.72
4.	ICICI Prudential Value Discovery Fund	21,49,66,966	2.81
5.	Government of Singapore	19,26,77,328	2.52
6.	HDFC Trustee Company Ltd. A/C HDFC Balanced Advantage Fund	17,59,18,810	2.30
7.	UTI - Nifty Exchange Traded Fund	13,75,31,862	1.80
8.	Nippon Life India Trustee Ltd-A/C Nippon India ETF NIFTY 50 BEES	12,97,11,189	1.70
9.	NPS Trust- A/c HDFC Pension Management Company Ltd Scheme E - Tier I	11,57,48,627	1.51
10.	Government Pension Fund Global	9,50,58,803	1.24
11.	Vanguard Total International Stock Index Fund	7,97,63,956	1.04
	Total	**3,01,61,90,049**	**39.43**

*JP Morgan Chase Bank, NA is a depository for the ADRs of the Bank.

* 3 (Three) equity shares represent 1 (One) ADR.



TOP 10 SHAREHOLDERS OF THE BANK AS ON MARCH 31, 2025

Sr. No.	Name of the Shareholder	No. of shares	% to Capital
1.	JP Morgan Chase Bank, NA*	1,02,81,02,943**	13.44
2.	SBI NIFTY 50 ETF	48,59,35,660	6.35
3.	Life Insurance Corporation of India	36,07,73,905	4.72
4.	ICICI Prudential Value Discovery Fund	21,49,66,966	2.81
5.	Government of Singapore	19,26,77,328	2.52
6.	HDFC Trustee Company Ltd. A/C HDFC Balanced Advantage Fund	17,59,18,810	2.30
7.	UTI-Nifty Exchange Traded Fund	13,75,31,862	1.80
8.	Nippon Life India Trustee Ltd-A/C Nippon India ETF NIFTY 50 BEES	12,97,11,189	1.70
9.	NPS Trust- A/c HDFC Pension Management Company Ltd Scheme E - Tier I	11,57,48,627	1.51
10.	Government Pension Fund Global	9,50,58,803	1.24
	Total	**2,93,64,26,093**	**38.39**

* JP Morgan Chase Bank, NA is a depository for the ADRs of the Bank.

** 3 (Three) equity shares represent 1 (One) ADR.

DISTRIBUTION OF SHAREHOLDING AS ON MARCH 31, 2025

Shares Range		No. of Shares	% to Capital	No. of Holders	% to Total No. of Holders
From	To				
1	100	6,12,47,295	0.80	32,36,301	84.52
101	1,000	15,28,28,038	2.00	4,86,053	12.69
1,001	5,000	17,07,98,818	2.23	78,153	2.04
5,001	10,000	10,02,65,159	1.31	14,891	0.39
10,001	20,000	8,26,68,213	1.08	6,065	0.16
20,001	30,000	4,38,96,896	0.57	1,795	0.05
30,001	40,000	3,08,53,552	0.40	892	0.02
40,001	50,000	2,49,73,753	0.33	557	0.02
50,001	1,00,000	9,18,25,202	1.20	1,300	0.03
1,00,001	9,99,99,99,999	6,89,28,64,748	90.08	3,139	0.08
TOTAL		**7,65,22,21,674**	**100.00**	**38,29,146**	**100.00**

38,14,592 shareholders hold 7,64,55,47,584 equity shares in dematerialized form representing 99.92% of the share capital of the Bank. Balance 66,74,090 equity shares representing 0.08 % of the share capital are held in physical form by 14,554 shareholders. The shares of the Bank are widely traded on the Stock Exchanges in India.

CATEGORIES OF SHAREHOLDERS AS ON MARCH 31, 2025

Category of Shareholders	No. of Shares	% to Capital
Promoters	0	0
ADR	1,02,81,02,943*	13.44
Foreign Institutional Investors/ Foreign Portfolio Investors/ Foreign Bank	3,19,91,52,912	41.81
Overseas Corporate Bodies, Foreign Bodies, Foreign National, NRI repatriable	3,67,21,675	0.48
Financial Institutions / Banks /Mutual Funds / Central Government / Qualified Institutional Buyer	1,79,90,84,521	23.51
Insurance Companies	52,94,89,898	6.92
Indian Companies	12,78,48,495	1.67
Resident Individuals	82,09,23,140	10.73
Others	11,08,98,090	1.44
TOTAL	**7,65,22,21,674**	**100.00**

* 3 (Three) equity shares represent 1 (One) ADR.

Shares held as a percentage of total Share Capital



- ADR
- Foreign Institutional Investors/ Foreign Portfolio Investors/ Foreign Bank
- Overseas Corporate Bodies, Foreign Bodies, Foreign National, NRI repatriable
- Financial Institutions / Banks /Mutual Funds / Central Government / Qualified Institutional Buyer
- Insurance Companies
- Indian Companies
- Resident Individuals
- Others



SHARES LYING IN UNCLAIMED SUSPENSE ACCOUNT

Shares issued in physical form pursuant to a stock split remaining unclaimed, are transferred to the "Unclaimed Suspense Account" as per circular no. CIR/CFD/DIL/10/2010 dated December 16, 2010 issued by Securities and Exchange Board of India ("**SEBI**"). The details of the shares transferred to the unclaimed suspense account are given hereunder:

Particulars	Records / No. of shareholders	Equity Shares (Face value of ₹ 1 each)
Opening Balance as on April 1, 2024	2,190	8,80,944
Less: Claims received and shares transferred	83	50,000
Closing Balance as on March 31, 2025 *	2,107	8,30,944

* Voting rights on these shares shall remain frozen till the rightful owners of such shares claim these shares.

SHARES LYING IN SUSPENSE ESCROW DEMAT ACCOUNT

• PURSUANT TO THE AMALGAMATION

Pursuant to the Scheme of Amalgamation of Housing Development Finance Corporation Limited ("**HDFC Limited**") with and into the Bank and in accordance with applicable laws mandating issuance of shares solely in dematerialized form, all equity shares held in physical form by the shareholders of HDFC Limited, were transferred by the Bank to the "Suspense Escrow Demat Account". The details of the shares transferred to the suspense escrow demat account are given hereunder:

Particulars	Records / No. of shareholders	Equity Shares (Face value of ₹ 1 each)
Opening Balance as on April 1, 2024	2,572	56,88,658
Less: Claims received and shares transferred	365	9,00,396
Closing Balance as on March 31, 2025 *	2,207	47,88,262

* Voting rights on these shares shall remain frozen till the rightful owners of such shares claim these shares.

• PURSUANT TO SEBI CIRCULAR DATED JANUARY 25, 2022

In accordance with the SEBI Circular no. SEBI/HO/MIRSD/MIRSD_RTAMB/P/CIR/2022/8 dated January 25, 2022, the Registrar and Transfer Agent ("**RTA**") on receipt of service requests shall verify and process the same and thereafter issue a Letter of confirmation in lieu of physical shares certificate(s), to the shareholder/claimant within 30 days of its receipt of such request.

In case of shareholders or claimants who fail to submit the dematerialization request to their respective Depository Participant within 120 days from the date of issuance of the Letter of Confirmation by the RTA, the corresponding shares are required to be transferred to the "Suspense Escrow Demat Account".

The details of such shares transferred to the suspense escrow demat account are given hereunder:

Particulars	Records / No. of shareholders	Equity Shares (Face value of ₹ 1 each)
Opening Balance as on April 1, 2024	9	4,330
Added during the period	23	9,830
Claims received and released during the period	9	4,500
Closing Balance as on March 31, 2025*	23	9,660

* Voting rights on these shares shall remain frozen till the rightful owners of such shares claim these shares.

DIVIDEND

Receipt of Dividends through Electronic mode

The SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("**SEBI Listing Regulations**") mandates listed companies to make all payments to investors including dividend to shareholders, by using any RBI approved electronic mode of payment viz., National Automated Clearing House (NACH), Direct Credit, Real Time Gross Settlement (RTGS), National Electronic Fund Transfer (NEFT), etc.

In order to receive the dividend electronically, all the eligible shareholders holding shares in dematerialized/physical mode are requested to update with their respective Depository Participants/RTA (as the case may be), their correct core banking account number, including 9-digit MICR Code and 11-digit IFSC Code, e-mail ID and Mobile No(s). This will facilitate the remittance of the dividend amount, as directed by SEBI, directly in the bank account electronically. Updation of e-mail IDs and Mobile No(s) will also enable sending communication relating to credit of dividend, unclaimed dividend etc.

In case dividend paid by electronic mode to the shareholders holding shares in dematerialized form is returned or rejected by the corresponding bank due to any reason, the Bank will issue a dividend warrant and print the bank account details available in its records on the said dividend warrant to avoid fraudulent encashment of the warrants. The dividend warrant will be dispatched by the RTA to the registered address of the shareholder.

TRANSFER OF UNCLAIMED DIVIDEND AND EQUITY SHARES TO INVESTOR EDUCATION AND PROTECTION FUND AUTHORITY

(i) Unclaimed Dividend

Pursuant to the applicable provision of Sections 124(5) of Companies Act, 2013 ("**the Act**"), any money transferred to the Unpaid Dividend Account of a company in pursuance of this section and remaining unpaid or unclaimed for a consecutive period of 7 (Seven) years from the date of such transfer shall be transferred by the company along with interest accrued, if any, thereon to the Investor Education and Protection Fund ("**IEPF**") established by Central Government under section 125(1) of the Act.

Accordingly, the Bank is required to transfer to the IEPF, all dividends remaining unclaimed for a consecutive period of 7 (Seven) years from the date they become due for payment.

Dividends of the Bank and HDFC Limited for and up to the financial year ended March 31, 2017 have already been transferred to the IEPF and the dividends of the Bank and HDFC Limited for the financial year ended March 31, 2018 will be transferred to the IEPF during the current financial year. The details of unclaimed dividends for the financial year ended 2018 onwards and the last date for claiming such dividends are given hereinafter.

Details of dividends of the Bank to be transferred to IEPF:

Dividend for the year ended	Date of Declaration of dividend	Last date for claiming dividend
March 31, 2018	July 29, 2018	July 28, 2025
March 31, 2019	July 12, 2019	July 11, 2026
Special Interim Dividend 2019-20	July 20, 2019	July 19, 2026
March 31, 2021	July 17, 2021	July 16, 2028
March 31, 2022	July 16, 2022	July 15, 2029
March 31, 2023	August 11, 2023	August 10, 2030
March 31, 2024	August 9, 2024	August 8, 2031

Details of dividends of HDFC Limited to be transferred to IEPF:

Dividend for the year ended	Date of Declaration of dividend	Last date for claiming dividend
2017-18 - Final	July 30, 2018	August 28, 2025
2018-19 - Interim	March 6, 2019	April 6, 2026
2018-19 - Final	August 2, 2019	August 31, 2026
2019-20	July 30, 2020	August 28, 2027
2020-21	July 20, 2021	August 20, 2028
2021-22	June 30, 2022	July 29, 2029
2022-23 - Interim	May 4, 2023	June 3, 2030

In accordance with the aforesaid provisions of the Act and relevant rules made thereunder, the following unclaimed dividends of the Bank and HDFC Limited have been transferred to IEPF during the financial year 2024-25:

Particulars	Dividend Amount (₹)	Date of transfer
Unclaimed Interim Dividend for FY 2016-17 of HDFC Limited	69,17,805	April 24, 2024
Unclaimed Final Dividend for FY 2016-17 of of HDFC Limited	3,31,60,965	October 3, 2024
Unclaimed Final Dividend for FY 2016-17 of the Bank	4,87,70,040	August 27, 2024

(ii) Unclaimed Equity Shares

Pursuant to the applicable provisions of Section 124(6) of the Act, all equity shares in respect of which dividend has / have remained unpaid or unclaimed for a consecutive period of 7 (Seven) years, the corresponding equity shares shall be transferred to IEPF as notified by the Ministry of Corporate Affairs ("**MCA**"), Government of India. In accordance with the aforesaid provisions of the Act and rules made thereunder, the Bank has, during the financial year 2024-25, transferred the following equity shares in respect of which dividend has / have remained unclaimed for a consecutive period of 7 (Seven) years to IEPF.

Particulars	Number of Equity shares	Date of transfer
Equity shares corresponding to unclaimed interim dividend of HDFC Limited for FY 2016-17	67,265	April 30, 2024
Equity shares corresponding to unclaimed final dividend of HDFC Limited for FY 2016-17	59,724	October 10, 2024
Equity shares corresponding to unclaimed final dividend of the Bank for FY 2016-17	1,74,623	October 10, 2024


Status of shares transferred in favour of IEPF Authority are given below:

Particulars	Number of Equity shares with IEPF Authority
Opening Balance as on April 01, 2024	1,02,83,395
Less: Claims Settled during the FY 2024-25	1,63,284
Add: Shares transferred to IEPF during the FY 2024-25	3,01,612
Closing Balance as on March 31, 2025	1,04,21,723

In terms of Section 124(6) of the Act and Rule 7 of the IEPF Rules, the shareholders whose dividend and corresponding equity shares stand transferred to IEPF can claim those dividend and shares from IEPF by making an online application in Form IEPF-5 which is available at _https://www.iepf.gov.in_.

Guidelines to file your claim

- For claiming the shares and dividend from the IEPF Authority, shareholders can make an online web-based application through the MCA portal. Shareholders need to register themselves on the MCA portal by creating Login ID credentials. After successful login into the MCA portal, shareholders have to click on "MCA Services" tab and choose "IEPF-5" option under "Investor Services" and follow the due process for filing the form.

- Printout of the duly filled Form IEPF-5 with the claimant's and joint holders' (if any) signatures along with the acknowledgment issued after uploading the form together with an indemnity bond in original, cancelled cheque leaf of active bank account (details of which are mentioned by the claimant at the time of uploading the web-based form), and other documents as mentioned in Form IEPF-5 will have to be submitted to the Nodal Officer (IEPF) of the Bank in an envelope marked "Claim for refund from IEPF Authority". Certain information about the Bank which will have to be submitted are as under:

    a) **Corporate Identification Number (CIN) of the Bank:** L65920MH1994PLC080618

    b) **Address of registered office of the Bank:** HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai- 400013

    c) **Email ID of the Bank:** _shareholder.grievances@hdfcbank.com_

DEDUCTION OF TAX AT SOURCE ON DIVIDEND

In terms of the provisions of the Income-tax Act, 1961 ("**the IT Act**"), dividend paid or distributed by a company on or after April 1, 2020 is taxable in the hands of the shareholders. The company shall therefore be required to deduct tax at source at the time of payment of dividend. The deduction of tax at source will be based on the category of shareholders and subject to fulfilment of conditions as provided herein below:

(i) For resident shareholders

Tax will be deducted at source ("**TDS**") under Section 194 of the IT Act @ 10% on the amount of dividend payable unless exempt under any of the provisions of the IT Act. However, in case of resident shareholders, TDS would not apply if the aggregate of total dividend distributed/paid to them by the Bank during a financial year does not exceed ₹ 10,000/-.

Tax will not be deducted at source in cases where a Shareholder provides Form 15G (applicable to all individuals) / Form 15H (applicable to an individual above the age of 60 years), provided that the eligibility conditions are satisfied. NIL / lower tax shall be deducted on the dividend payable to following resident shareholders on submission of self-declaration as listed below:

i. **Insurance companies:** Declaration that the provisions of Section 194 of the IT Act are not applicable to them along with self-attested copy of registration certificate and Permanent Account Number ("**PAN**") card;

ii. **Mutual Funds:** Declaration by Mutual Fund eligible for exemption under section 10(23D) of the IT Act along with self-attested copy of registration documents and PAN card;

iii. **Alternative Investment Fund (AIF) established in India**: Declaration that the Shareholder is eligible for exemption under section 10(23FBA) of the IT Act and they are established as Category I or Category II AIF under the SEBI (Alternative Investment Funds) Regulations, 2012, along with copy of self-attested registration documents and PAN card;

iv. **New Pension System Trust**: Declaration along with self-attested copy of documentary evidence supporting the exemption and self-attested copy of PAN card;

v. **Other shareholders**: Declaration along with self-attested copy of documentary evidence supporting the exemption and self-attested copy of PAN card;

vi. Shareholders who have provided a valid certificate issued under section 197 of the IT Act for lower / nil rate of deduction or an exemption certificate issued by the income tax authorities along with Declaration.

The Bank is obligated to deduct TDS based on the records available with RTA and no request will be entertained for revision of TDS return.

(ii) For non-resident shareholders (including Foreign Portfolio Investors)

Tax is required to be withheld in accordance with the provisions of Section 195 and Section 196D of the IT Act at applicable rates in force. As per the relevant provisions of the IT Act, the tax shall be withheld @ 20% (plus applicable surcharge and cess) on the amount of dividend payable. However, as per Section 90 of the IT Act, a non-resident Shareholder has the option to be governed by the provisions of the Double Taxation Avoidance Agreement ("**DTAA**") between India and the country of tax residence of the Shareholder, if they are more beneficial to the Shareholder. For this purpose, i.e. to avail the DTAA benefits, the non-resident Shareholder will have to provide the following:

i. Self-attested copy of PAN card, if any, allotted by the Indian Income Tax Authorities;

ii. Self-attested copy of Tax Residency Certificate ("**TRC**") obtained from the tax authorities of the country of which the Shareholder is resident;

iii. Electronically generated Form 10F from income tax portal;

iv. Self-declaration by the non-resident Shareholder of meeting DTAA eligibility requirement and satisfying beneficial ownership requirement;

v. In case of Foreign Portfolio Investors, self-attested copy of SEBI registration certificate;

vi. In case of Shareholder being tax resident of Singapore, along with the above (as may be applicable), please furnish the letter issued by the competent authority or any other evidences demonstrating the non-applicability of Article 24 - Limitation of Relief under India-Singapore DTAA.

Application of beneficial DTAA rate shall depend upon the completeness and satisfactory review by the Bank, of the documents submitted by non-resident shareholders and meeting requirement of the Act read with applicable DTAA. It must be ensured that self-declaration should be addressed to the Bank in the format communicated via emails sent by the Bank. In the absence of the same, the Bank will not be obligated to apply the beneficial DTAA rate at the time of tax deduction on dividends. Form 10F in digital format is mandatory for non-resident shareholders having PAN in India or who are required to obtain PAN in India. Form 10F in any other format will not be considered for treaty benefit.

Higher rate of TDS

• In case of individual shareholders who do not have PAN / Invalid PAN/ PAN not linked with Aadhar / not registered their valid PAN details in their account, TDS at the rate of 20% shall be deducted under Section 206AA of the IT Act.

To summarise, dividend will be paid after deducting the tax at source as under:

i. NIL for resident shareholders receiving dividend upto ₹ 10,000/- or in case Form 15G / Form 15H (as applicable) along with self-attested copy of the PAN card is submitted.

ii. 10% for other resident shareholders in case copy of PAN card is provided / available.

iii. 20% for resident shareholders who do not have PAN/ Invalid PAN/PAN not linked with Aadhar/not registered their valid PAN details in their account.

iv. Tax will be assessed on the basis of documents submitted by the non-resident shareholders.

v. 20% plus applicable surcharge and cess for non-resident shareholders in case the relevant documents are not submitted.

vi. Lower/ NIL TDS on submission of self-attested copy of the valid certificate issued under section 197 of the IT Act.

In terms of Rule 37BA of Income Tax Rules 1962, if dividend income on which tax has been deducted at source is assessable in the hands of a person other than the deductee, then such deductee should file declaration with the Bank in the manner prescribed in the Rules.

In case tax on dividend is deducted at a higher rate in the absence of receipt or defect in any of the aforementioned details / documents, you will be able to claim refund of the excess tax deducted by filing your income tax return. No claim shall lie against the Bank for such taxes deducted.

Disclaimer: The information set out herein above is included for general information purposes only and does not constitute legal or tax advice. Since the tax consequences are dependent on facts and circumstances of each case, the investors are advised to consult their own tax consultant with respect to specific tax implications arising out of receipt of dividend.

UPDATION OF PAN, EMAIL ADDRESS, BANK ACCOUNT DETAILS AND CHOICE OF NOMINATION BY SHAREHOLDERS HOLDING SHARES IN ELECTRONIC FORM

Shareholders holding shares in dematerialized mode are requested to update their records such as tax residential status, PAN, email address, mobile number(s), Bank account details and choice of nomination with their relevant depositories through their depository participant.

UPDATION OF PAN, KYC DETAILS & CHOICE OF NOMINATION BY SHAREHOLDERS HOLDING SHARES IN PHYSICAL FORM

As per circulars issued by SEBI from time to time, it is mandatory for holders of physical securities to furnish PAN, KYC details (viz. contact details, mobile number, bank account details, signature) and Nomination/Opt-out of Nomination, before getting any Investor Service Request processed.

Further, sharesholders holding shares in physical form, whose folio(s) do not have PAN or KYC details updated, shall be eligible for dividend in respect of such folios, through electronic mode with effect from April 1, 2024, only upon furnishing the said details in entirety.

Members who are yet to update the said details in their physical folios are, therefore, requested to furnish their PAN, KYC details and Choice of Nomination, by sending a physical copy of the prescribed forms duly filled and signed by the registered holders to the RTA at the below mentioned address:

Datamatics Business Solutions Limited
Plot No. A 16 & 17, Part B Cross Lane,
MIDC, Andheri (East), Mumbai- 400093.

On receipt of the said documents and its verification, the RTA would update the requested details in its records and dividend for the year ended March 31, 2025 will be directly credited to the bank account of the shareholder within 15 days from the date of receipt of the documents.

The aforesaid forms can be downloaded from the website of the Bank at *https://www.hdfcbank.com/personal/about-us/corporate-governance/shareholders-information-and-helpdesk* and website of RTA at *https://www.datamaticsbpm.com/registrar-and-transfer-agent/information-to-shareholders/*.

SHARE TRANSFER PROCESS AND SYSTEM

The Bank's shares which are in dematerialized form are transferable through the depository system. Requests for transmission / transposition or for deletion of name in case of physical share certificates are processed by the RTA and are approved by the Stakeholders' Relationship Committee of the Bank or authorized officials of the Bank. The service requests of such nature are generally processed within a period of 15 (fifteen) days from the date of receipt of the relevant and complete documents by the RTA.

Please note that as per the SEBI Listing Regulations, any requests for transfer of securities in physical form shall not be processed.

SHAREHOLDER FEEDBACK

In furtherance to the Bank's endeavour to continue engaging with its shareholders and to understand their perspective of the Bank, an online shareholder feedback form seeking their views on various matters relating to investor services has been provided on the website of the Bank. The summary of feedback provided by the shareholders is placed before the Stakeholders Relationship Committee of Directors of the Bank.

The web link to access the online shareholder feedback form is: *https://hdfcbank.syd1.qualtrics.com/jfe/form/SV_b9MyqIaGEzjpCMS*.

COMMODITY PRICE RISKS AND FOREIGN EXCHANGE RISKS AND HEDGING ACTIVITIES

Being in the business of banking, as per the extant regulations, the Bank does not deal in any commodity, though, it can be exposed to the commodity price risks in its capacity as lender / banker to its customers. Currently, the Bank has open exposure in Precious Metals i.e., Gold / Silver and such open exposures in Gold / Silver are primarily on account of positions created from short term deposits under the Gold Monetization Scheme (GMS) raised from Customers and trading positions in Gold / Silver. These positions are managed similar to other foreign exchange exposures using spot, outright forwards and

swap transactions in Gold/Silver and monitored as part of the trading portfolio within the stipulated trading risk limits viz. Net overnight open position limit, Intraday open position limit, Value-at-Risk limit, Stop Loss Trigger Level etc. that are defined in the Treasury Limits Package.

In addition, Bank is authorized by RBI to import gold and silver and the exposure arising out of import of gold and silver on consignment basis is covered on back to back basis. The spot, forward and swap contracts, outstanding as on the Balance Sheet date and held for trading, are revalued at the closing spot and forward rates respectively as notified by FEDAI (Foreign Exchange Dealers' Association of India) and at interpolated rates for contracts of interim maturities.

The USD/ INR rate for valuation of contracts having longer maturities i.e. greater than 1 (One) year is implied from the applicable INR and USD swap curves. For other pairs, where the rates / tenors are not published by FEDAI, the spot and forward points are obtained from Refinitiv or Bloomberg for valuation of the foreign exchange deals. The foreign exchange profit or loss is arrived on present value basis thereafter, as directed by FEDAI, whereby the forward profits or losses on the deals, as computed above, are discounted till the valuation date using the applicable discounting yields. The resulting profit or loss on valuation is recognized in the Statement of Profit and Loss.

Exposure of the Bank to commodity and commodity risks faced by the Bank throughout the year:

a) Total exposure of the Bank to commodities in INR - **NIL**

b) Exposure of the Bank to various commodities:

Commodity Name	Exposure in INR towards the particular commodity	Exposure in Quantity terms towards the particular commodity	% of such exposure hedged through commodity derivatives				
			Domestic Market		International Market		Total
			OTC	Exchange	OTC	Exchange	
Gold	NIL	NIL	-	-	-	-	-
Silver	NIL	NIL	-	-	-	-	-

c) Commodity risks faced by the listed entity during the year and how they have been managed - **NA**

Note: As part of trading position in Gold and Silver, the Treasury Bullion Desk has open position of 89.20 ounce and 0.01 ounce respectively, which is equivalent to ₹ 23,417,425.50 as on March 28, 2025, and was within the NOOP limit prescribed for XAU & XAG.

CREDIT RATINGS

The details of all credit ratings obtained by the Bank for all debt instruments are furnished in the Directors' Report.

PLANT LOCATIONS

Being in the banking business, the Bank does not have plants. However, the Bank had 9,455 branches and 21,139 ATMs across 4,150 cities / towns as on March 31, 2025. The locations of the branches are also displayed on the Bank's website.

DEBENTURE TRUSTEES

The following are the debenture trustees for the privately placed NCDs of the Bank:

1. Axis Trustee Services Limited, The Ruby, 2nd Floor, SW, 29, Senapati Bapat Marg, Dadar West, Mumbai- 400028. Tel: 022 6230 0451

2. Vistra ITCL (India) Limited, Office No. 505 A2/ 5th Floor, B wing, The Capital building, BKC, Bandra E, Mumbai- 400051. Tel: 022 6930 0000

3. SBICAP Trustee Company Limited, 04th Floor, Mistry Bhavan, 122 Dinshaw Vachha Road, Churchgate, Mumbai- 400020. Tel: 022 4302 5555

4. IDBI Trusteeship Services Limited, Universal Insurance Building, Ground Floor, Sir Phirozshah Mehta Road, Fort, Mumbai- 400001. Tel: 22 4080 7000

SHAREHOLDERS' HELPDESK

Dividend payments and all other investor related activities are attended to and processed at the office of the RTA.

For grievances/complaints/queries/requests, shareholders / investors may contact at the following address:


Mr. Sunny Abraham / Ms. Manisha Parkar / Ms. Darshana Champanekar

Datamatics Business Solutions Limited – Registrar and Transfer Agent
Plot No. A 16 & 17, Part B Cross Lane, MIDC, Andheri (East), Mumbai- 400093
Tel: +91-022 - 66712213-14, 91 22 66712001-6
E-mail: *hdinvestors@datamaticsbpm.com*
Timings: 10:00 a.m. to 4:30 p.m. (Monday to Friday except public holidays)

Shareholders' Helpdesk Timings: 10:00 a.m. to 3:30 p.m. Between Monday to Friday (except on Bank holidays)
Tel: +91 -022- 66316000
Email: *shareholder.grievances@hdfcbank.com*

For IEPF Related matters:
Mr. Ajay Agarwal (Nodal Officer)
Ms. Rupa Joshi and Ms. Vaishali Vyas (Deputy Nodal Officers)
Tel: +91 (22) 66316000
E-mail: *shareholder.grievances@hdfcbank.com*

Queries relating to the Bank's financial performance may be addressed to: *investor.relations@hdfcbank.com*

Name of the Compliance Officer of the Bank:
Mr. Ajay Agarwal
Company Secretary
Group Head- Secretarial & Group Oversight
Tel: +91 (22) 66316000

SHAREHOLDERS' INFORMATION ON THE BANK'S WEBSITE

Relevant information regarding shareholders' services, investor grievance redressal process and other matters concerning shareholders have been provided in detail under the Shareholders' Information and Helpdesk on the Bank's website.

Further, details on the following matters are hosted on Bank's website and can be accessed using the links mentioned:

Particulars	Weblink
Investors' Grievances Contact and Escalation Matrix	*https://www.hdfcbank.com/personal/about-us/corporate-governance/shareholders-information-and-helpdesk/investors-grievances-contacts--escalation-matrix*
Shareholder Correspondence	*https://www.hdfcbank.com/personal/about-us/corporate-governance/shareholders-information-and-helpdesk/shareholders-helpdesk*
Shareholder's Rights	*https://www.hdfcbank.com/personal/about-us/corporate-governance/shareholders-information-and-helpdesk/shareholders-rights*
Shareholder's FAQ's	*https://www.hdfcbank.com/content/bbp/repositories/723fb80a-2dde-42a3-9793-7ae1be57c87f/?path=/Footer/About%20Us/Other%20stakeholders%27%20Information/2025/july/Shareholders-FAQ.pdf*
General guidelines on Dematerialization	*https://www.hdfcbank.com/content/bbp/repositories/723fb80a-2dde-42a3-9793-7ae1be57c87f/?path=/Footer/About%20Us/Corporate%20Governance/Shareholders%27%20Information%20and%20Help/pdf/Mandatory-dematerialization-of-securities.pdf*
Codes and Policies	*https://www.hdfcbank.com/personal/about-us/corporate-governance/codes-and-policies*

BANKING CUSTOMER HELPDESK

In the event of any queries / complaints, banking customers can directly approach the Branch Manager or can call / write to the Bank using the following contact details:

Contact us at: Our customer care (Phone Banking) numbers 1800 1600 / 1800 2600 (accessible across India) Customer travelling overseas can reach us on 022-61606160 and/or the followings websitelink: *https://www.hdfcbank.com/personal/need-help/contact-us*.

Write to:

For Credit Cards:

For Regular Post: HDFC Bank Cards Division, P.O. Box. 8654, Ambattur Industrial Estate, P.O., Chennai - 600058.

For Courier: HDFC Bank Cards Division, Door No 94 SP, Estate Bus Stand, Wavin Main Road, Mogappair West, Chennai 600058.

For Products (other than Credit Cards): HDFC Bank Limited, Empire Plaza I, 1st Floor, LBS Marg, Chandan Nagar, Vikhroli West, Mumbai- 400083, Email: *support@hdfcbank.com.*

Contact us online:

Fill up the "Complaint Form" available at the following website link: *https://leads.hdfcbank.com/applications/webforms/apply/HDFC_CustomerCenter/.*

https://www.hdfcbank.com/personal/need-help/contact-us

For grievances other than shareholder grievances please send your communication to the following email addresses:

1. **Depository Services:** *dphelp@hdfcbank.com*

2. **Retail Banking / ATM / Debit Cards / Mutual Fund:** *support@hdfcbank.com*

3. **Loans, Advances / Advance against shares:** *loansupport@hdfcbank.com*

4. **Credit Cards:** *customerservices.cards@hdfcbank.com* or visit us at *https://www.hdfcbank.com/personal/need-help/contact-us* for more information.

5. **Home Loan:** For customer queries, write to customer-*service@hdfcbank.net*.

For more information and for grievances, visit us at *https://www.hdfc.com/grievance-redressal*.



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